
ASK YOURSELF, WHAT'S IN YOUR WALLET?®
QUICKSILVER
Capital One
0000 1234 5678 9010
LEE M CARDHOLDER

Capital One®

# 2013 ANNUAL REPORT

# Chairman's Letter to Shareholders and Friends

2013 was a special year at Capital One. We delivered strong financial performance, completed two big integrations, generated significant capital, and tightly managed costs.

But the story of Capital One is about much more than a single year. Building a successful company takes a lot of hard work and more than a little good fortune. I have always believed that we can enhance the odds by focusing above all else on enduring keys to success despite the siren call of apparent short-term opportunities. Since the inception of Capital One two decades ago, we have maintained a laser focus on these enduring success factors: Go where the market is going. Handpick businesses with structurally superior returns. Achieve relevant scale where it matters most. Hire great people and give them the chance to be great. Create a culture of openness, excellence, and doing the right thing. Leverage information, analytics, and testing to bring the right product to the right customer at the right price. Manage risk with preemptive conservatism. Obsess about long-term resilience and value creation. Build a loyal customer franchise.

Powered by this long-term focus and aided by good fortune, we have been able to build a fast-growing company that has adapted and thrived in a rapidly changing and, at times, perilous environment. We weathered the Great Recession and emerged in a strong position to go on offense when many banks were still hobbled by lingering issues of credit quality and customer practices. We were able to acquire ING Direct® and HSBC®'s U.S. credit card business. We delivered strong financial performance in 2013 and enhanced our positioning to win in the marketplace, sustain attractive and resilient financial performance, and build one of America's great companies.



# Strong Performance in a Challenging Environment

In 2013, Capital One and other banks faced ongoing challenges from a fragile economic recovery, relatively weak customer demand, and persistently low interest rates. Our financial results also reflected choices we have made to focus on resilience. These choices include letting the least resilient parts of acquired loan portfolios run-off, avoiding high-balance revolvers in our card business, and ending our partnership with Best Buy®.

Despite these pressures, we delivered operating earnings of $4.39 billion in 2013, up from $3.73 billion in 2012. Earnings per share also grew, rising to $6.96 from $6.16 for 2012. Revenue growth and lower provision expense drove the improvement in earnings. Return on tangible common equity remained at the higher end of the banking industry's returns.

At the beginning of 2013, we set expectations for annual revenue of about $22.5 billion, non-interest expense of about $12.5 billion, and pre-provision earnings of about $10 billion, excluding non-recurring items. We delivered revenue of $22.38 billion, non-interest expense of $12.51 billion, and pre-provision earnings of $9.87 billion. Excluding non-recurring items, actual 2013 pre-provision earnings were $9.97 billion.

Credit performance remained strong and relatively stable. The charge-off rate was 2.04%, up modestly from 1.89% in 2012. Provision expense improved to $3.45 billion in 2013 from $4.42 billion in 2012. The improvement resulted from allowance releases in 2013 as opposed to an allowance build in 2012 in the wake of our acquisitions.

The Tier 1 common ratio under Basel I capital rules was 12.23% at the end of 2013, up from 10.96%, which puts us at the higher end of the range for peer banks. The equivalent Tier 1 common ratio under the fully phased-in Basel III Advanced Approaches framework is above our assumed long-term target of 8%, years before those requirements take effect. Our strong capital levels and capital accretion trajectory enabled us to increase our quarterly dividend from five to thirty cents per share beginning in the second quarter of 2013. We also completed share repurchases of about $1 billion during the year.

*"Together with the great people of Capital One, I look forward to continuing our quest to bring ingenuity, simplicity, and humanity to banking, and along the way build one of America's great companies."*


Capital One
QUICKSILVER
4000 1234 5678 9010
LEE M CARDHOLDER
01/13—12/16
VISA
Capital One
VENTURE
4000 1234 5678 9010
VALID THRU
12/12
LEE M CARDHOLDER
VISA
SIGNATURE
Capital One
SPARK
BUSINESS
4000 1234 5678 9010
12/12
LEE M CARDHOLDER
ABC COMPANY, INC.
VISA

*Capital One continues to bring compelling products to the marketplace with the launch of the new cash back rewards card, Quicksilver®. Customers earn 1.5% cash back on every purchase, everywhere, every day without the hassle of rotating categories or quarterly signups. Like Quicksilver, Venture® rewards and Spark® business are simple, straightforward products that offer some of the best rewards programs in their categories.*

Capital One's stock price closed the year at $76.61 per share, up strongly from $57.93 at the end of 2012. Our Total Shareholder Return (TSR) in 2013 was 34.2%, slightly below the median TSR of 37.4% for the KBW Bank Index. Capital One's three-year TSR was 84.1%, first among the 24 banks in the Index. Since we went public in November 1994, Capital One's TSR is 1,556%, well ahead of the KBW Bank Index return of 161% over the same time period.

## Resilient Businesses, Attractive Returns

The credit card business, including both domestic and international cards, delivered net income of $2.62 billion in 2013, about $1 billion higher than in 2012, with help from strong credit trends and the absence of the significant allowance build and purchase accounting impacts we incurred in 2012. Ending loans of $81.3 billion were down about 11.4% from the prior year, driven by the sale of the Best Buy portfolio as well as planned run-off of about $2 billion. Purchase volume growth was strong, reflecting our focus on transactors and the acquisition of the HSBC U.S. credit card business. Credit trends remained stable at historically strong levels.

Our credit card business continues to be a great business, with risk-adjusted returns that are structurally high and sustainable. But our card business will continue to feel the effects of our strategic decisions to exit the Best Buy relationship, avoid high-balance revolvers, and allow planned run-off of another $1 billion in 2014. Also, new regulations may require us to allocate more capital to the card business. As a result, loan growth will be muted and bottom-line return on equity will be lower, but we expect returns to remain well above hurdle.

Our card business is delivering strong returns and capital generation. We believe it is in an excellent position to sustain superior performance over the long term. We are focused on innovation and new product development, and we expect the card business to return to growth in the latter half of 2014.

Our consumer banking business, which encompasses auto finance, home loans, retail banking and Capital One 360, delivered $1.45 billion of net income in 2013. Capital One auto finance posted another year of profitable growth and is now one of the four largest bank auto lenders in the nation. New loan originations were about $17.4 billion in 2013 compared to $16.0 billion in 2012. Credit losses increased modestly, as expected, but remain low by historical standards. The charge-off rate in 2013 was 1.85% compared to 1.66% in 2012. We expect that increased competition will continue to have negative effects on margins, credit, and returns in 2014, but we still expect solid overall profitability and attractive returns in the auto finance business.

Profitability in the home loans business improved in 2013, driven by favorable credit trends. Actual credit losses are trending better than the lifetime losses we estimated at the time of the acquisitions. This outperformance flows into net income over the life of the loans.

Planned run-off of acquired mortgage portfolios continues as customers refinance or pay down their loans. The 2013 run-off was roughly $9 billion and we expect another $4 billion in 2014. We continue to invest to ensure that our originations and servicing businesses are well-managed.

Our combined retail and direct banking business made tremendous progress in lowering costs and improving profitability. While balance, mix, customer experience, and cost trends are improving, low interest rates are likely to continue to pressure the economics of our retail deposit businesses even if rates begin to rise in 2014.

The strong growth and attractive returns in our commercial banking business continued in 2013. Despite ongoing pressure on loan and deposit margins, overall revenue rose by 10%, while loan growth was 16%. Net income of $769 million was down from 2012, when we recorded significant allowance releases. Commercial credit performance was resilient throughout the Great Recession and continued to improve in 2013. While the year-end charge-off rate of 3 basis points is unsustainably low, we continue to see low levels of non-performing and criticized loan balances, so we expect credit performance to remain strong. Our investments to build industry and product specialization have paid off and position the commercial banking business for continued success in 2014.

*Capital One's commercial bankers are doing more for their customers. They know banking through and through, and they're also specialists in the industries they serve. They think long term. They care about relationships. And they're focused on helping their customers grow and stay in excellent financial shape.*



Capital One
Commercial Banking
Business Credit
ADD OUR EXPERIENCE TO YOUR INVENTORY
$50,000,000
$50,000,000
American Apparel
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Directional Rentals
$23,326,190
Big Lake Services, LLC




Capital One
Commercial Banking
Vacation Ownership
SOMETIMES EVEN PARADISE NEEDS A LITTLE FINANCING


Capital One
CHEVROLET BUICK GMC CADILLAC
5412 7512 3456 7890
LEE M CARDHOLDER
08/13-07/16
MasterCard
GENERAL MOTORS COMPANY


INCIRCLE
Neiman Marcus
274567893256
LEE M. CARDHOLDER


KOHL'S
expect great things
969 2583 425 34
LEE M. CARDHOLDER

*We're the credit card partner for many world-class brands, and we're helping our partners deepen customer loyalty and deliver innovative products and experiences. For example, our new GM Card redefines automotive rewards with no annual fee, no limit on the amount of rewards consumers can accumulate or redeem, and rewards that don't expire.*

Across all our businesses, we remain highly focused on sustaining profitability at the higher end of banks. We're tightly managing costs. We continue to apply preemptive conservatism to credit underwriting and risk management. And we're growing loans and revenues where we're investing to grow: in commercial banking, auto finance, and the most resilient parts of our card business. As a result, we believe we're well-positioned to deliver strong financial performance over the long run.

## Two Successful Integrations

One of the biggest achievements of 2013 was completing the integrations of the two large businesses we acquired in 2012, ING Direct and HSBC's U.S. credit card business. We completed both integrations on time and under budget.

With ING Direct, we focused on protecting its beloved customer experience and "customer-first" culture. We are pleased with the results. The ING Direct brand was successfully transitioned to Capital One 360 with minimal negative customer impacts. As expected, we saw a temporary dip in customer metrics following the brand change, but customer satisfaction, attrition rates, and other key measures have mostly returned to historical levels. Associate morale and engagement at Capital One 360 are high.

The integration of the HSBC U.S. credit card business was one of the most complex projects Capital One has ever undertaken. It was a massive operational challenge that required the disentangling of HSBC's credit card infrastructure from its parent company and the unwinding of more than 250 Transition Service Agreements that governed interim servicing between Capital One and HSBC. In early 2013, we assumed control of a new data center and transitioned key IT and operations associates to Capital One. This summer, we completed the branded book conversion and transitioned 11 million accounts to the Capital One customer experience in all digital and non-digital channels. Customer satisfaction and advocacy scores improved immediately and dramatically – a rarity after an acquisition in financial services. And in the fall, we took over a new call center and transitioned 2,200 associates with no dip in customer service levels. We've incorporated some remaining activities into our ongoing initiatives to enhance our infrastructure, but the integration of the HSBC U.S. credit card business is essentially complete.

# Into the Forefront of Digital Banking

Banking is fundamentally a digital product and is ripe to be dramatically transformed. In 2013, we made great progress toward becoming a digital company.

We have been attracting great "digitally native" talent and in 2013 added many new associates from digital startups and leading digital companies to our digital group. We expanded our digital labs in Clarendon, VA, and San Francisco, CA, and recently added a digital lab in New York City.

We are developing new approaches to product development and delivery such as design thinking, rapid prototyping, continuous technology integration, real-time analytical tools, and big-data infrastructure. In 2013, these seeds began to take root across the company and are helping us to work more like a technology company than a traditional bank.

We continued to drive our customers to digital. About 75% of Capital One customer interactions are already digital, and that number continues to grow. We have made it substantially easier for customers to shop and apply with mobile. We delivered new digital enrollment and card activation experiences, and we are increasingly migrating customers to more digital servicing. We have also seen continued growth in customer adoption of mobile servicing in all of our businesses.


SPARK PAY
sparkpay.com
CARD SWIPED!
SUBTOTAL $50.00
TAX $7.37
TOTAL $57.37
AUTHORIZE PAYMENT

*With Spark Pay®, we have another way to help business owners realize the unlimited potential of their business. It's more than a secure, convenient way to accept payments. It's a complete service that works behind the scenes to help business owners track sales, manage inventory, and offer special deals to their best customers.*

# Bringing Ingenuity, Simplicity, and Humanity to Banking

We continued to deliver great flagship products and distinctive marketing in 2013. Venture remains a premier travel credit card in the marketplace, with double rewards, no earn limits, and no blackout days. Spark Unlimited Checking℠ for small businesses, launched in July, was recently named the best small business checking account by *Money* magazine. We also introduced our new cash-back card, Quicksilver, in 2013. Quicksilver is a compelling, simple product offering 1.5% cash back on every purchase with no limits and no category games. The integrated marketing launch of Quicksilver was the largest in our history and cut across


CREDIT CARDS
Trace Your Pattern
Sign In With Password

*SureSwipe℠ is a safe, secure, and quick way for customers to access their card accounts by simply drawing a pattern rather than typing in a password.*


Capital One Bank what's in your wallet?
Capital One Small Business


Capital One what's in your wallet?
Join the #RallyCry
Official Bank and Credit Card of the NCAA


Capital One
QUICKSILVER
0000 1234 5678 901

*Our breakthrough advertising has helped build the Capital One brand into one of the best-known and most powerful in banking. In 2013, we focused on straightforward and hard-hitting ads showcasing our innovative products.*

every channel – TV, mail, display, social, outdoor, and print. The iconic television ads, featuring our new spokesperson Samuel L. Jackson, were straightforward and hard-hitting.

Our innovative, simple products continue to win with consumers, but it takes more than industry-leading products to create lasting customer relationships and loyalty. We are also focused on delivering a great customer experience. We continue to invest in all of our servicing channels, and in 2013 we made strong improvements in customer advocacy and satisfaction across our businesses. We are helping our customers succeed at managing and simplifying their financial lives, and we know from experience that when we do well by them, they become great advocates for Capital One.

The Capital One brand is one of the best-known and most powerful brands in banking, with near universal awareness. Our national advertising is uniquely Capital One, and continues to score well on all dimensions, especially likability, brand recall, and persuasion. Our strong association with college sports brings our brand to life at big sponsored events like the Capital One Bowl® and the NCAA® Final Four®. Our brand is a key driver of our success, attracting new customers and strengthening relationships with existing customers.

## Making A Difference In Our Communities

In every community where we live and work, we make a substantial commitment to help local entrepreneurs succeed, and we partner with nonprofits and public agencies working to build thriving communities. Through a comprehensive program we call Investing for Good, we're able to maximize the impact of the expertise, time, and money we contribute. Our investments in affordable housing, financial literacy, small-business development, and workforce training have made a positive difference in the lives of hundreds of thousands of people.

We give both time and money. In 2013, Capital One associates gave 362,000 hours to hundreds of community programs and nonprofit organizations in 21 states. The company gave more than $48 million in grants to schools, colleges, and other nonprofit organizations. We also provided $1.37 billion in loans and investments to add more than 16,000 safe, affordable places to live and about 19,500 jobs.

*Our associates give back to the communities where they live and work every day. Our support of nonprofits focuses on financial literacy, education, affordable housing, and workforce and small business development, and helps provide people and communities with the tools they need to succeed.*

Within days of Hurricane Sandy, which swept through coastal areas of New York and New Jersey in October 2012, Capital One committed more than $1.5 million in grants to nonprofits for recovery efforts, $2 million to the governor of New York's small-business emergency loan fund, and a $3 million interest-free loan to a fund for New York City nonprofits impacted by the storm. Since then we've provided another $400,000 in funding for local nonprofits involved in long-term recovery efforts. We're also helping homeowners confronted with storm-related financial challenges.





Capital One has a long history of recruiting veterans and we're committed to helping them and their families. We've provided $800,000 to support Count Me In's Women Veteran Entrepreneur Corps, a program that trains and mentors women who are small-business owners and are veterans, spouses, domestic partners, or daughters of veterans. Our support of the Corps augments the company's 2012 commitment to contribute $4.5 million over three years to fund "Hiring 500,000 Heroes," part of the U.S. Chamber of Commerce's Hiring Our Heroes program that hosts job fairs and provides training for veterans and their spouses.

We were thrilled to be named to The Civic 50 survey as one of the most community-minded companies in the S&P 500® for the second year in a row. The survey was conducted by the National Conference of Citizenship and the Points of Light Corporate Institute in partnership with Bloomberg L.P. and was published in *Bloomberg Businessweek*.

THE CIVIC 50

*For the second year in a row Capital One was included on The Civic 50 list, which recognizes the 50 most community-minded companies in the nation.*

## A Great Place for Great Talent

Recruiting exceptional talent has always been the highest calling in our company. It is our number one line job. We've gone to extraordinary lengths to recruit great people and give them a chance to be great – as associates, leaders, family members, and citizens. In 2013, we added thousands of skilled associates. We recruited talented new associates directly from college and graduate school, hired experienced associates across the company, and added proven senior executives to fill critical leadership positions.

We attract people who want to excel, grow, and be rewarded for their performance. We've created a culture where collaboration and openness matter and hierarchy doesn't. We value diversity. All of these things make Capital One a great place to work and contribute to our long-term success.

Our efforts to create a great workplace continue to pay off. Capital One has amazing people. They are smart, work hard, elevate each other, and obsess about doing the right thing. The financial performance we turned in this year and the outstanding teamwork that moved all of our businesses forward in 2013 are the cumulative effects of great people doing great work, day in and day out.

Associate morale and engagement are strong. And Capital One continues to be widely recognized as a great place to work. In 2013, we were again named one of *FORTUNE*® magazine's 100 Best Companies To Work For. We were also ranked as one of *Working Mother*'s 100 Best Companies for Working Mothers and Best Companies for Hourly Workers, *DiversityInc*'s 25 Noteworthy Companies, and the *Military Times'* Best for Vets, among many others.

*Capital One continues to be recognized for having a vibrant and diverse workplace. For example, we were named to:* FORTUNE *magazine's 100 Best Companies to Work For,* Working Mother's *100 Best Companies for Working Mothers and Best Companies for Hourly Workers,* DiversityInc's *25 Noteworthy Companies, the "Best Places to Work for LGBT Equality" by the* Human Rights Campaign Foundation, *and the* Military Times' *Best for Vets.*

## Our Focus: Change Banking for the Good of the Customer

Over the last two decades, we have delivered sustained value and strengthened our position to compete effectively and win as the banking industry evolves. We started as a consumer lender dependent upon capital markets funding and transformed ourselves into a balanced bank with diversified assets and ample deposit funding. We created a powerful national brand. We proactively challenged industry customer practices for the good of the consumer. We developed great products and a "no asterisks" way of doing business. We achieved strong levels of customer service. We made significant investments in technology and digital. We acquired the nation's leading digital bank, enabling us to deliver a great customer experience through the most efficient and preferred channel. And we rigorously attracted talented people over many years to create a workforce with the heart and intellect to pull off amazing things every day.

The road ahead has challenges. Returns will be pressured by cyclical and structural forces, and new capital rules will lead to higher capital requirements. Loan growth will be challenged by the headwinds of relatively weak demand, planned run-off, and our choice to avoid high-balance revolvers. We need to keep a tight rein on costs. We need to continue balancing short-term financial pressures with necessary investments in customer experience, digital, technology, and infrastructure. And we need to make sure that our risk management capabilities stay ahead of heightened regulatory expectations.

## The Opportunity

While significant work remains and there are no guarantees, this is an exciting time for Capital One. Years of hard work and bold choices have positioned us to thrive, grow, and lead in a dramatically changing environment. As industry forces collide, there is a unique opportunity for us to challenge the industry and generate strong, sustainable shareholder value. I wouldn't trade places with anyone. Together with the great people of Capital One, I look forward to continuing our quest to bring ingenuity, simplicity, and humanity to banking, and along the way build one of America's great companies.

Richard D. Fairbank

Richard D. Fairbank
Chair, Chief Executive Officer and President

*2013 marked our fourth successful year as an NCAA® Corporate Partner and major sponsor at the Men's Final Four®. It was also our third year sponsoring the Capital One Cup, recognizing the best Division I college athletes and programs in the U.S., and our 13th year as sponsor of the Capital One Bowl.*



Capital One Bowl Orlando

**Capital One is an Official Corporate Champion of the NCAA®**

*NCAA and Final Four are trademarks of the National Collegiate Athletic Association.*

# Financial Summary

Diluted Earnings Per Share From Continuing Operations



$2.28*
$0.98
$6.68
$7.03
$6.54
$7.35
2008
2009
2010
2011
2012
2013


Diluted Earnings Per Share



($0.21)
$0.74
$6.01
$6.80
$6.16
$6.96
2008
2009
2010
2011
2012
2013


Deposits ($ In Billions)



$109
$116
$122
$128
$212
$205
2008
2009
2010
2011
2012
2013


*2008 data excludes goodwill impairment charge of $811 million.

| Dollars in millions, except per share data | | 2013 | | 2012 |
|---|---|---|---|---|
| **Income Statement:** | | | | |
| Net interest income | $ | 18,106 | $ | 16,589 |
| Non-interest income | | 4,278 | | 4,807 |
| Total revenue | | 22,384 | | 21,396 |
| Provision for loan and lease losses | | 3,453 | | 4,415 |
| Non-interest expense | | 12,514 | | 11,946 |
| Income from continuing operations before income taxes | | 6,417 | | 5,035 |
| Income tax provision | | 2,025 | | 1,301 |
| Income from continuing operations, net of tax | | 4,392 | | 3,734 |
| Loss from discontinued operations, net of tax | | (233) | | (217) |
| Net income | $ | 4,159 | $ | 3,517 |
| Dividends and undistributed earnings allocated to participating securities | | (17) | | (15) |
| Preferred stock dividends | | (53) | | (15) |
| Net income available to common stockholders | $ | 4,089 | $ | 3,487 |
| **Common Share Statistics:** | | | | |
| Basic earnings per share: | | | | |
| Income from continuing operations, net of tax | $ | 7.45 | $ | 6.60 |
| Loss from discontinued operations, net of tax | | (0.40) | | (0.39) |
| Net income per common share | $ | 7.05 | $ | 6.21 |
| Diluted earnings per common share: | | | | |
| Income from continuing operations, net of tax | $ | 7.35 | $ | 6.54 |
| Loss from discontinued operations, net of tax | | (0.39) | | (0.38) |
| Net income per common share | $ | 6.96 | $ | 6.16 |
| Dividends per common share | $ | 0.95 | $ | 0.20 |
| **Balance Sheet:** | | | | |
| Loans held for investment | $ | 197,199 | $ | 205,889 |
| Interest-earning assets | | 265,170 | | 280,096 |
| Total assets | | 297,048 | | 312,918 |
| Interest-bearing deposits | | 181,880 | | 190,018 |
| Total deposits | | 204,523 | | 212,485 |
| Borrowings | | 40,654 | | 49,910 |
| Common equity | | 40,891 | | 39,646 |
| Total stockholders' equity | | 41,744 | | 40,499 |
| **Average Balances:** | | | | |
| Loans held for investment | $ | 192,614 | $ | 187,915 |
| Interest-earning assets | | 266,423 | | 255,079 |
| Total assets | | 297,284 | | 286,602 |
| Interest-bearing deposits | | 187,700 | | 183,314 |
| Total deposits | | 209,045 | | 203,055 |
| Borrowings | | 37,807 | | 38,025 |
| Common equity | | 40,722 | | 36,996 |
| Total stockholders' equity | | 41,575 | | 37,327 |
| **Credit Quality Metrics:** | | | | |
| Allowance for loan and lease losses | $ | 4,315 | $ | 5,156 |
| Allowance as a % of loans held for investment | | 2.19 % | | 2.50 % |
| Net charge-offs | $ | 3,934 | $ | 3,555 |
| Net charge-off rate | | 2.04 % | | 1.89 % |
| 30+ day performing delinquency rate | | 2.63 | | 2.70 |
| 30+ day delinquency rate | | 2.96 | | 3.09 |
| **Performance Metrics:** | | | | |
| Purchase volume | $ | 201,074 | $ | 180,599 |
| Total net revenue margin | | 8.40 % | | 8.39 % |
| Net interest margin | | 6.80 | | 6.50 |
| Return on average assets | | 1.48 | | 1.30 |
| Return on average common equity | | 10.61 | | 10.01 |
| Return on average tangible common equity | | 17.44 | | 17.31 |
| Efficiency ratio | | 55.91 | | 55.83 |
| Effective income tax rate on continuing operations | | 31.56 | | 25.84 |
| Full-time equivalent employees (in thousands), period end | | 42.0 | | 39.6 |
| **Capital Ratios:** | | | | |
| Tier 1 common equity ratio | | 12.23 % | | 10.96 % |
| Tier 1 risk-based capital ratio | | 12.61 | | 11.34 |
| Total risk-based capital ratio | | 14.73 | | 13.56 |
| Tangible common equity ratio | | 8.93 | | 7.89 |

# Directors and Executive Officers

## Capital One Financial Corporation Board of Directors

**Richard D. Fairbank**
*Chair, CEO and President*
*Capital One Financial Corporation*

**Patrick W. Gross** C, G, R
*Chairman*
*The Lovell Group*

**Ann Fritz Hackett** C, G, R
*President*
*Horizon Consulting Group*

**Lewis Hay, III** C, G, R
*Former Executive Chairman*
*NextEra Energy, Inc.*

**Benjamin P. Jenkins, III** A, C
*Former Senior Advisor, Managing Director and Vice Chairman for Retail Banking*
*Morgan Stanley & Co.*

**Pierre E. Leroy** R
*Former Executive Chairman*
*Vigilant Solutions, Inc.*

**Peter E. Raskind** A, R
*Owner*
*JMB Consulting, LLC*

**Mayo A. Shattuck III** C, G
*Chairman*
*Exelon Corporation*

**Bradford H. Warner** A, R
*Former Head of Premier and Small Business Banking*
*Bank of America Corporation*

**Catherine G. West** A, R
*Former Special Advisor*
*Promontory Financial Group*

## Capital One Financial Corporation Executive Officers

**Richard D. Fairbank**
*Chair, CEO and President*

**Robert M. Alexander**
*Chief Information Officer*

**Jory A. Berson**
*Chief Human Resources Officer*

**Kevin S. Borgmann**
*Chief Risk Officer*

**Stephen S. Crawford**
*Chief Financial Officer*

**John G. Finneran, Jr.**
*General Counsel and Corporate Secretary*

**Frank G. LaPrade, III**
*Chief Enterprise Services Officer and Chief of Staff to the CEO*

**Ryan M. Schneider**
*President, Card*

**Michael C. Slocum**
*President, Commercial Banking*

**Jonathan W. Witter**
*President, Retail and Direct Banking*

**Sanjiv Yajnik**
*President, Financial Services*

A Audit Committee
C Compensation Committee
G Governance and Nominating Committee
R Risk Committee

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

SEC Mail Processing Section
MAR 19 2014
Washington DC
405

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2013**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _____ to _____**
**Commission File No. 1-13300**

# CAPITAL ONE FINANCIAL CORPORATION
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware**<br>**(State or Other Jurisdiction of Incorporation or Organization)** | **54-1719854**<br>**(I.R.S. Employer Identification No.)** |
| **1680 Capital One Drive,**<br>**McLean, Virginia**<br>**(Address of Principal Executive Offices)** | **22102**<br>**(Zip Code)** |

**Registrant's telephone number, including area code: (703) 720-1000**

**Securities registered pursuant to section 12(b) of the act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock (par value $.01 per share) | New York Stock Exchange |
| Warrants (expiring November 14, 2018) | New York Stock Exchange |
| Depository Shares, Each Representing a 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B | New York Stock Exchange |

**Securities Registered Pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| Large accelerated filer ☒ | Accelerated filer ☐ |
| Non-accelerated filer ☐ | Smaller reporting company ☐ |

Indicate by check mark whether the registrant is a Shell Company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of the close of business on December 31, 2013.

**Common Stock, $.01 Par Value: $36,655,693,401***

* In determining this figure, the registrant assumed that the executive officers of the registrant and the registrant's directors are affiliates of the registrant. Such assumption shall not be deemed to be conclusive for any other purpose.

The number of shares outstanding of the registrant's common stock as of the close of business on January 31, 2014.

**Common Stock, $.01 Par Value: 572,812,828 shares**

**DOCUMENTS INCORPORATED BY REFERENCE**

1. Portions of the Proxy Statement for the annual meeting of stockholders to be held on May 1, 2014, are incorporated by reference into Part III.

## TABLE OF CONTENTS

# INDEX OF MD&A TABLES AND SUPPLEMENTAL TABLES

## PART I

### Item 1. Business

## OVERVIEW

### General

Capital One Financial Corporation, a Delaware Corporation established in 1995 and headquartered in McLean, Virginia, is a diversified financial services holding company with banking and non-banking subsidiaries. Capital One Financial Corporation and its subsidiaries (the "Company") offer a broad array of financial products and services to consumers, small businesses and commercial clients through branches, the internet and other distribution channels. As of December 31, 2013, our principal subsidiaries included:

- Capital One Bank (USA), National Association ("COBNA"), which offers credit and debit card products, other lending products and deposit products; and
- Capital One, National Association ("CONA"), which offers a broad spectrum of banking products and financial services to consumers, small businesses and commercial clients.

The Company is hereafter collectively referred to as "we", "us" or "our." COBNA and CONA are collectively referred to as the "Banks." References to "this Report" or our "2013 Form 10-K" or "2013 Annual Report" are to our Annual Report on Form 10-K for the fiscal year ended December 31, 2013. All references to 2013, 2012, 2011, 2010, and 2009 refer to our fiscal years ended, or the dates, as the context requires, December 31, 2013, December 31, 2012, December 31, 2011, December 31, 2010 and December 31, 2009, respectively. Certain business terms used in this document are defined in the Glossary and Acronyms and should be read in conjunction with the Consolidated Financial Statements included in this Annual Report.

As one of the nation's 10 largest banks based on deposits as of December 31, 2013, we service banking customer accounts through the internet and branch locations primarily in New York, New Jersey, Texas, Louisiana, Maryland, Virginia and the District of Columbia. In addition to bank lending, treasury management and depository services, we offer credit and debit card products, auto loans and mortgage banking in markets across the United States. We were the fourth largest issuer of Visa® ("Visa") and MasterCard® ("MasterCard") credit cards in the United States based on the outstanding balance of credit card loans as of December 31, 2013.

We also offer products outside of the United States principally through Capital One (Europe) plc ("COEP"), an indirect subsidiary of COBNA organized and located in the United Kingdom ("U.K."), and through a branch of COBNA in Canada. COEP has authority, among other things, to provide credit card and installment loans. Our branch of COBNA in Canada has the authority to provide credit card loans.

### Recent Acquisitions and Dispositions

We regularly explore and evaluate opportunities to acquire financial services companies and financial assets, including credit card and other loan portfolios, and enter into strategic partnerships as part of our growth strategy. We also regularly consider the potential disposition of certain of our assets, branches, partnership agreements or lines of businesses. We may issue equity or debt in connection with acquisitions, including public offerings, to fund such acquisitions. Below we provide information on acquisitions and dispositions completed in 2013 and 2012.

#### *Acquisitions in 2013*

On November 1, 2013, we acquired Beech Street Capital, a privately-held, national originator and servicer of Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation

("Freddie Mac") and Federal Housing Authority ("FHA") multifamily commercial real estate loans. The acquisition expands and enhances our existing multifamily capabilities and product offerings. At closing, we acquired a mortgage servicing portfolio on approximately $10 billion of loans.

***Dispositions in 2013***

On September 6, 2013, we completed the sale of the Best Buy private label and co-branded credit card portfolio to Citibank, N.A ("Portfolio Sale"). Pursuant to the agreement with Citibank, N.A.("Citibank"), we received $6.4 billion for the net portfolio assets.

***Acquisitions in 2012***

*ING Direct*

On February 17, 2012, we completed the acquisition (the "ING Direct acquisition") of substantially all of the ING Direct business in the United States ("ING Direct") from ING Groep N.V., ING Bank N.V., ING Direct N.V. and ING Direct Bancorp (collectively the "ING Direct Sellers"). The ING Direct acquisition resulted in the addition of loans of $40.4 billion, other assets of $53.9 billion and deposits of $84.4 billion as of the acquisition date.

*HSBC—U.S. Credit Card Business*

On May 1, 2012, pursuant to the agreement with HSBC Finance Corporation, HSBC USA Inc. and HSBC Technology and Services (USA) Inc. (collectively, "HSBC"), we closed the acquisition of substantially all of the assets and assumed liabilities of HSBC's credit card and private-label Credit Card business in the United States (other than the HSBC Bank USA, National Association consumer credit card program and certain other retained assets and liabilities) (the "2012 U.S. card acquisition). The 2012 U.S. card acquisition included (i) the acquisition of HSBC's U.S. credit card portfolio, (ii) its on-going private label and co-branded partnerships, and (iii) other assets, including infrastructure and capabilities. At closing, we acquired approximately 27 million new active accounts, approximately $27.8 billion in outstanding credit card receivables designated as held for investment ("HFI") and approximately $327 million in other net assets.

**Additional Information**

Our common stock trades on the New York Stock Exchange ("NYSE") under the symbol "COF" and is included in the Standard & Poor's ("S&P") 100 Index. As of January 31, 2014, there were 13,280 holders of record of our common stock. Our principal executive office is located at 1680 Capital One Drive, McLean, Virginia 22102 (telephone number (703) 720-1000. We maintain a website at www.capitalone.com. Documents available on our website include: (i) our Code of Business Conduct and Ethics for the Corporation; (ii) our Corporate Governance Principles; and (iii) charters for the Audit, Risk, Compensation, and Governance and Nominating Committees of the Board of Directors. These documents also are available in print to any shareholder who requests a copy.

In addition, we make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after electronically filing or furnishing such material to the U.S. Securities and Exchange Commission ("SEC").

## OPERATIONS AND BUSINESS SEGMENTS

Our consolidated total net revenues are derived primarily from lending to consumer and commercial customers net of the costs associated with funding our assets including deposit-taking, which generate net interest income, and by activities that generate non-interest income, such as fee-based services provided to customers and merchant interchange fees with respect to certain credit card transactions. Our expenses primarily consist of the provision for credit losses, operating expenses (including associate salaries and benefits, occupancy and equipment costs, professional services, infrastructure enhancements and branch operations and expansion costs), marketing expenses and income taxes.

Our principal operations are currently organized for management reporting purposes into three primary business segments, which are defined primarily based on the products and services provided or the type of customer served: Credit Card, Consumer Banking and Commercial Banking. The operations of acquired businesses have been integrated into our existing business segments. Certain activities that are not part of a segment, such as management of our corporate investment portfolio and asset/ liability management by our centralized Corporate Treasury group, are included in the "Other" category.

- *Credit Card:* Consists of our domestic consumer and small business card lending, national closed end installment lending and the international card lending businesses in Canada and the United Kingdom.
- *Consumer Banking:* Consists of our branch-based lending and deposit gathering activities for consumers and small businesses, national deposit gathering, national auto lending and consumer home loan lending and servicing activities.
- *Commercial Banking:* Consists of our lending, deposit gathering and treasury management services to commercial real estate and commercial and industrial customers. Our commercial and industrial customers typically include companies with annual revenues between $10 million to $1 billion.

In the first quarter of 2012, we re-aligned the loan categories reported by our Commercial Banking business and the loan customer and product types included within each category. Prior period amounts have been recast to conform to the current period presentation. Table 1 summarizes our business segment results, which we report based on income from continuing operations, net of tax, for 2013, 2012 and 2011. We provide additional information on the realignment of our Commercial Banking business segment under "Business Segment Results" and in "Note 19—Business Segments" of this Report.

Customer usage and payment patterns, credit quality, levels of marketing expense and operating efficiency all affect our profitability. In our Credit Card business, we experience fluctuations in purchase volumes and the level of outstanding loan receivables due to higher seasonal consumer spending and payment patterns around the winter holiday season, summer vacations and back-to-school periods. Although there is some seasonal impact to purchase volumes and credit card loan balances in our Credit Card business, these seasonal trends have not caused significant fluctuations in our results of operations. No individual quarter in 2013, 2012 or 2011 accounted for more than 30% of our total revenues in any of these fiscal years. Delinquency rates in our Credit Card and Consumer businesses also have historically exhibited seasonal patterns, with delinquency rates generally tending to decrease in the first two quarters of the year as customers use income tax refunds to pay down outstanding loan balances.

For additional information on our business segments, including the financial performance of each business, see "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")—Executive Summary and Business Outlook," "MD&A—Business Segment Financial Performance" and "Note 19—Business Segments" of this Report.

## SUPERVISION AND REGULATION

### General

Capital One Financial Corporation is a bank holding company ("BHC") under Section 3 of the Bank Holding Company Act of 1956, as amended (12 U.S.C. § 1842) (the "BHC Act") and is subject to the requirements of the BHC Act, including its capital adequacy standards and limitations on our nonbanking activities. We are also subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Permissible activities for a BHC include those activities that are so closely related to banking as to be a proper incident thereto, such as consumer lending and other activities that have been approved by the Federal Reserve by regulation or order. Certain servicing activities are also permissible for a BHC if conducted for or on behalf of the BHC or any of its affiliates. Impermissible activities for BHCs include activities that are related to commerce such as retail sales of nonfinancial products. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), Federal Reserve regulation, and Federal Reserve policy, we are expected to act as a source of financial and managerial strength to any banks that we control, including the Banks, and to commit resources to support them.

On May 27, 2005, we became a "financial holding company" under the Gramm-Leach-Bliley Act amendments to the BHC Act (the "GLBA"). The GLBA removed many of the restrictions on the activities of BHCs that become financial holding companies. A financial holding company, and the nonbank companies under its control, are permitted to engage in activities considered financial in nature (including, for example, insurance underwriting, agency sales and brokerage, securities underwriting and dealing and merchant banking activities), incidental to financial activities or complementary to financial activities if the Federal Reserve determines that they pose no risk to the safety or soundness of depository institutions or the financial system in general.

Our election to become a financial holding company under the GLBA certifies that the depository institutions we control meet certain criteria, including capital, management and Community Reinvestment Act ("CRA") requirements. Effective July 21, 2011, under amendments to the BHC Act enacted under the Dodd-Frank Act, Capital One Financial Corporation also must be "well capitalized" and "well managed." The failure to meet the criteria for financial holding company status could, depending on which requirements were not met, result in the company facing restrictions on new financial activities or acquisitions or being required to discontinue existing activities that are not generally permissible for bank holding companies.

The Banks are national associations chartered under the laws of the United States, the deposits of which are insured by the Deposit Insurance Fund (the "DIF") of the Federal Deposit Insurance Corporation (the "FDIC") up to applicable limits. In addition to regulatory requirements imposed as a result of COBNA's international operations (discussed below), the Banks are subject to comprehensive regulation and periodic examination by the OCC, the FDIC and by the Consumer Financial Protection Bureau (the "CFPB").

We are also registered as a financial institution holding company under Virginia law and, as such, we are subject to periodic examination by Virginia's Bureau of Financial Institutions. We also face regulation in the international jurisdictions in which we conduct business (see below under "Regulation of International Business by Non-U.S. Authorities").

### Regulation of Business Activities

The business activities of the Company and Banks also are subject to regulation and supervision under various laws and regulations.

### *Regulations of Consumer Lending Activities*

The activities of the Banks as consumer lenders are subject to regulation under various federal laws, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act (the "FCRA"), the CRA and the Service members Civil Relief Act ("SCRA"), as well as under various state laws. Depending on the underlying issue and applicable law, regulators are often authorized to impose penalties for violations of these statutes and, in certain cases, to order banks to compensate injured borrowers. Borrowers may also have a private right of action for certain violations. Federal bankruptcy and state debtor relief and collection laws also affect the ability of a bank to collect outstanding balances owed by borrowers. These laws may affect the ability of banks to collect outstanding balances.

The Credit CARD Act (amending the Truth-In-Lending Act) enacted in May 2009, and related changes to Regulation Z, impose a number of restrictions on credit card practices impacting rates and fees and update the disclosures required for open-end credit. Overlimit fees may not be imposed without prior consent, and the number of such fees that can be charged for the same violation is constrained. The amount of any penalty fee or charge must be "reasonable and proportional" to the violation. The Credit CARD Act also significantly restricts the ability of a card issuer to increase rates charged on pre-existing card balances. Card issuers are generally prohibited from raising rates on pre-existing balances when generally prevailing interest rates change. Moreover, the circumstances under which a card issuer can raise the interest rate on pre-existing balances of a customer whose risk of default increases are restricted. Payments above the minimum payment must be allocated first to balances with the highest interest rate. The amount of fees charged to credit card accounts with lower credit lines is limited. A consumer's ability to pay must be taken into account before issuing credit or increasing credit limits. As a result, the rules implementing the Credit CARD Act could make the card business generally less resilient in future economic downturns.

### *Mortgage Lending*

The CFPB has issued several final rules pursuant to the Dodd-Frank Act that provide additional disclosure requirements and substantive limitations on our mortgage lending activities. These rules, which include the Ability-to-Repay and Qualified Mortgage Standards Under the Truth in Lending Act (Regulation Z) and Integrated Mortgage Disclosures under the Real Estate Settlement Procedures Act (Regulation X) and the Truth In Lending Act (Regulation Z), could impact the type and amount of mortgage loans we offer, though we do not expect the regulations to have a material financial impact on us. The Dodd-Frank Act also generally requires securitizers to retain a five percent economic interest in the credit risk of assets sold through the issuance of asset-backed securitizations, with an exemption for traditionally underwritten residential mortgage loans that meet the definition of a qualified residential mortgage loan. This requirement also could impact the type and amount of mortgage loans we offer, depending on the final regulations.

### *FFIEC Account Management Guidance*

On January 8, 2003, the Federal Financial Institutions Examination Council ("FFIEC") released Account Management and Loss Allowance Guidance (the "FFIEC Guidance"). The FFIEC Guidance applies to all credit lending of regulated financial institutions and generally requires that banks properly manage several elements of their lending programs, including line assignments, over-limit practices, minimum payment and negative amortization, workout and settlement programs, and the accounting methodology used for various assets and income items related to loans.

We believe that our account management and loss allowance practices are prudent and appropriate and consistent with the FFIEC Guidance. We caution, however, the FFIEC Guidance provides wide discretion to bank regulatory agencies in the application of the FFIEC Guidance to any particular institution and its account management and loss allowance practices. Accordingly, under the FFIEC Guidance, bank examiners could require changes in our account management or loss allowance practices in the future, and such changes could have an adverse impact on our financial condition or results of operation.

***Fair Credit Reporting***

Like other financial institutions, the Banks rely upon consumer reports for prescreen marketing, underwriting new loans and for reviewing and managing risks associated with existing accounts. In addition, the Banks furnish customer account information to the major consumer reporting agencies. The use of consumer reports by the Banks and furnishing of account information to the consumer reporting agencies is regulated under the FCRA on a uniform, nationwide basis. This includes restrictions on the ability of the Banks to share consumer report information with affiliates and to use customer account information shared by affiliates for a marketing purpose. The Fair and Accurate Credit Transactions Act of 2003 (the "FACT Act"), extends the federal preemption of the FCRA permanently, although the law authorizes states to enact laws regulating certain subject matters so long as they are not inconsistent with the conduct required by the FCRA. The FACT Act also added new provisions to the FCRA designed to address the growing crime of identity theft and to improve the accuracy of consumer credit information. Generally, FCRA rulemaking and enforcement authority with respect to the Banks resides with the CFPB. In addition, the FCRA creates a limited private right of action for consumers to seek relief for certain violations of the FCRA.

***Overdraft Protection***

The Federal Reserve amended Regulation E in November 2009 to limit the ability to assess overdraft fees for paying ATM and one-time debit card transactions that overdraw a consumer's account, unless the consumer opts in to such payment of overdrafts. The rule does not apply to overdraft services with respect to checks, ACH transactions, or recurring debit card transactions, or to the payment of overdrafts pursuant to a line of credit or a service that transfers funds from another account. We are required to provide to customers written notice describing our overdraft service, fees imposed and other information, and to provide customers with a reasonable opportunity to opt in to the service. Before we may assess fees for paying discretionary overdrafts, a customer must affirmatively opt in, which could negatively impact our deposit business revenue.

***Debit Interchange Fees***

The Dodd-Frank Act requires that the amount of any interchange fee received by a debit card issuer with respect to debit card transactions be reasonable and proportional to the cost incurred by the issuer with respect to the transaction. In June 2011, the Federal Reserve adopted a final rule and an interim final rule (which largely was adopted in final form in July 2012) implementing the portion of the Dodd-Frank Act that limits interchange fees received by a debit card issuer. The final rules limited interchange fees per debit card transaction to $0.21 plus five basis points of the transaction amount and provided for an additional $.01 fraud prevention adjustment to the interchange fee for issuers that meet certain fraud prevention requirements. On July 31, 2013, the U.S. District Court for the District of Columbia issued a ruling that requires the Federal Reserve to reconsider the current permissible interchange amount. On August 21, 2013, the Federal Reserve appealed this ruling and on September 19, 2013, the District Court stayed its ruling pending the appeal. It remains unclear how the ruling and appeal will impact the Federal Reserve's interchange fee rules and our debit card business.

***USA PATRIOT Act of 2001***

The USA PATRIOT Act of 2001 (the "Patriot Act") contains sweeping anti-money laundering and financial transparency laws as well as enhanced information collection tools and enforcement mechanisms for the U.S. government, including: due diligence requirements for private banking and correspondent accounts; standards for verifying customer identification at account opening; rules to promote cooperation among financial institutions, regulators, and law enforcement in identifying parties that may be involved in terrorism or money laundering; reporting requirements applicable to the receipt of coins and currency of more than $10,000 in nonfinancial trades or businesses; and more broadly applicable suspicious activity reporting requirements.

The Department of Treasury, in consultation with the Federal Reserve and other federal financial institution regulators, has promulgated rules and regulations implementing the Patriot Act that prohibit correspondent accounts for foreign shell banks at U.S. financial institutions; require financial institutions to maintain certain records relating to correspondent accounts for foreign banks; require financial institutions to produce certain records upon request of the appropriate federal banking agency; require due diligence with respect to private banking and correspondent banking accounts; facilitate information sharing between government and financial institutions; require verification of customer identification; and require financial institutions to have an anti-money laundering program in place.

***Funding***

Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), as discussed in "MD&A—Liquidity Risk," only well-capitalized and adequately-capitalized institutions may accept brokered deposits. Adequately-capitalized institutions, however, must first obtain a waiver from the FDIC before accepting brokered deposits, and such deposits may not pay rates that significantly exceed the rates paid on deposits of similar maturity from the institution's normal market area or, for deposits from outside the institution's normal market area, the national rate on deposits of comparable maturity. The FDIC is authorized to terminate a bank's deposit insurance upon a finding by the FDIC that the bank's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the bank's regulatory agency. The termination of deposit insurance for a bank could have a material adverse effect on its liquidity and its earnings.

In addition to the provision requiring a securitizer to retain a portion of the credit risk of an asset-backed securitization, the Dodd-Frank Act also prohibits conflicts of interest relating to securitizations.

***Non-Bank Activities***

Our non-bank subsidiaries are subject to supervision and regulation by various other federal and state authorities. Capital One Investment Services LLC, Capital One Securities, Inc. and Capital One Sharebuilder, Inc. are registered broker-dealers regulated by the SEC and the Financial Industry Regulatory Authority. Our broker-dealer subsidiaries are subject to, among other things, net capital rules designed to measure the general financial condition and liquidity of a broker-dealer. Under these rules, broker-dealers are required to maintain the minimum net capital deemed necessary to meet their continuing commitments to customers and others, and are required to keep a substantial portion of their assets in relatively liquid form. These rules also limit the ability of broker-dealers to transfer capital to parent companies and other affiliates. Broker-dealers are also subject to other regulations covering their business operations, including sales and trading practices, public offerings, publication of research reports, use and safekeeping of client funds and securities, capital structure, record-keeping and the conduct of directors, officers and employees.

Capital One Asset Management LLC, which provides investment advice to customers of Capital One, N.A., which includes high net worth individuals, institutions, foundations, endowments and other organizations, is an SEC-registered investment adviser regulated under the Investment Advisers Act of 1940. ShareBuilder Advisors, LLC is also an SEC-registered investment adviser. Capital One Financial Advisors LLC is a state-registered investment adviser.

Finally, Capital One Agency LLC is a licensed insurance agency that provides both personal and business insurance services to retail and commercial clients and is regulated by the New York State Department of Financial Services in its home state and by the state insurance regulatory agencies in the states in which it operates.

### *Derivative Activities*

In 2012, the Commodity Futures Trading Commission ("CFTC") and the SEC jointly issued final rules further defining the Dodd-Frank Act's "swap dealer" definitions. Based on the final rules, no Capital One entity will be required to register with the CFTC or SEC as a swap dealer; however, this may change in the future. If such registration occurs, the registered entity is required to comply with additional regulatory requirements relating to its derivatives activities. The Dodd-Frank Act also requires all swap market participants to keep swap transaction data records and report certain information to swap data repositories on a real-time and on-going basis. Further, each swap, group, category, type or class of swap that the CFTC or SEC determines must be cleared will need to be cleared through a derivatives clearinghouse unless the swap is eligible for a clearing exemption and executed on a designated contract market ("DCM"), exchange or swap execution facility ("SEF"), unless no DCM, exchange or SEF has made the swap available for trading.

### *Volcker Rule*

In December 2013, the Federal Reserve, OCC, FDIC, SEC and CFTC approved a final rule implementing Section 619 of the Dodd-Frank Act, commonly referred to as the "Volcker Rule." We and each of our subsidiaries, including the Banks, are subject to the Volcker Rule. The Volcker Rule contains prohibitions on proprietary trading and certain investments in, and relationships with, hedge funds and private equity funds, in each case as those terms are defined in the rule, and requires that we implement a robust compliance program in accordance with the requirements of the rule. Banking organizations have until July 21, 2015 to comply fully with most requirements of the Volcker Rule. Based on our preliminary assessment of the rule's requirements, we do not believe that the Volcker Rule will have a material impact on our financial results. We continue to evaluate the final rule to assess its impact on our individual businesses and ensure that our compliance program meets the rule's requirements.

## Capital Adequacy

The Company and the Banks are subject to capital adequacy guidelines adopted by the Federal Reserve and OCC. For a further discussion of the capital adequacy guidelines, see "MD&A—Capital Management" and "Note 12—Regulatory and Capital Adequacy." The Company and the Banks exceeded minimum regulatory requirements under these guidelines as of December 31, 2013.

### *Advanced Approaches Rules*

The Federal Reserve, OCC and FDIC (collectively, the "Federal Banking Agencies") finalized rules implementing the "Advanced" version of Basel II in December 2007. As discussed below in "Basel III and U.S. Capital Rules," the Federal Banking Agencies recently amended these rules (as amended, "the Advanced Approaches Rules"). The Advanced Approaches Rules are mandatory for those institutions with consolidated total assets of $250 billion or more or consolidated total on-balance-sheet foreign exposure of $10 billion or more. We became subject to these rules at the end of 2012. Prior to full implementation of the Advanced Approaches framework, organizations must complete a qualification period of at least four consecutive quarters, known as the parallel run, during which they must meet the requirements of the rule to the satisfaction of their primary U.S. banking regulator. We are expected to enter parallel run no earlier than January 1, 2015. We have completed the development of our Advanced Approaches implementation plan. Compliance with the Advanced Approaches Rules will require a material investment of resources in building processes and systems.

The Collins Amendment within the Dodd-Frank Act and the Federal Banking Agencies' implementing final rules establish a capital floor so that organizations subject to the Advanced Approaches Rules may not hold less capital than would be required using the generally applicable risk-based and leverage capital calculations. Our current analysis suggests that our risk-weighted assets will increase under the Advanced Approaches framework, and therefore we would need to hold more regulatory capital in order to maintain a given capital ratio. We will continue to monitor regulators' implementation of the new rules with respect to the institutions that are subject to them and assess the potential impact to us.

***Basel III and U.S. Capital Rules***

In December 2009, the Basel Committee on Banking Supervision (the "Basel Committee") released proposals for additional capital and liquidity requirements, which subsequently have been clarified and amended ("Basel III"). In September 2010, the Basel Committee announced a package of reforms that included detailed capital ratios and capital conservation buffers, subject to transition periods through 2018. In December 2010, the Basel Committee published a final framework on capital and liquidity, consistent in large part with the prior proposals. In November 2011, the Basel Committee adopted a framework that would require additional Tier 1 common capital for systemically important institutions. This surcharge would vary based on the firm's systemic importance as determined using five criteria (size, interconnectedness, lack of substitutability, cross-jurisdictional activity and complexity). As noted below, Federal Banking Agencies have stated that they intend to implement this surcharge, although the extent to which it would apply to us is unclear. In January 2014, the Basel Committee made changes to the leverage ratio rules to account for differences in national accounting frameworks.

The Federal Banking Agencies issued a rule in July 2013 implementing the Basel III capital framework developed by the Basel Committee as well as certain Dodd-Frank Act and other capital provisions ("Final Rule"). The Final Rule increases the minimum capital that we and other institutions are required to hold.

Prior to being revised in the Final Rule, the minimum risk-based capital requirements adopted by the Federal Banking Agencies followed Basel I and the Advanced Approaches for applicable banks and bank holding companies. See "Advanced Approaches Rules," above. The Final Rule modified both Basel I and the Advanced Approaches (as modified, referred to respectively as "Basel III Standardized" and the "Basel III Advanced Approaches").

The Final Rule increases the general risk-based and leverage capital requirements; significantly revises the definition of regulatory capital, including by eliminating certain items that constituted regulatory capital; establishes a minimum Tier 1 common equity requirement; introduces a new capital conservation buffer requirement; and (as noted below) updates the prompt corrective action framework to reflect the new regulatory capital minimums. For Basel III Advanced Approaches institutions like the Company and Banks, the Final Rule also implements a supplementary leverage ratio that incorporates a broader set of exposures and a new countercyclical capital buffer requirement.

Specifically, the Final Rule establishes for bank holding companies and banks a new minimum common equity Tier 1 capital ratio of 4.5 percent, adopts a leverage ratio of 4 percent (and removes the current 3 percent limited exception), and implements a capital conservation buffer of 2.5 percent. It also contains a supplementary leverage ratio of 3 percent and a countercyclical capital buffer of up to 2.5 percent (initially set to zero percent). Compliance with certain aspects of the Final Rule went into effect as of January 1, 2014 and other provisions will go into effect according to different start dates and phase-in periods.

Under the Final Rule, beginning on January 1, 2014, as a Basel III Advanced Approaches banking organization that has yet to enter or exit parallel run, we must use Basel III Standardized for calculating our regulatory capital, including as used in our capital ratios, subject to transition periods. In 2014, however, we will continue to use Basel I for calculating our risk-weighted assets in our regulatory capital ratios. Beginning on January 1, 2015, we must use Basel III Standardized for calculating our risk-weighted assets in our regulatory capital ratios.

For information regarding our expectations of how the Final Rule impacts us, see "MD&A—Capital Management." It remains unclear whether and how the Federal Banking Agencies will account for changes in the leverage ratio recently published by the Basel Committee.

The Basel Committee also published a liquidity framework in December 2010, which was subsequently amended in January 2013 and January 2014. The liquidity framework includes two standards for liquidity risk supervision, each subject to observation periods and transitional arrangements. One standard promotes short-term resilience by requiring sufficient high-quality liquid assets to survive a stress scenario lasting for 30 days. This standard, the liquidity coverage ratio ("LCR"), is included in the amended liquidity framework. The other standard promotes longer-term resilience by requiring sufficient stable funding over a one-year period, based on the liquidity characteristics of assets and activities. This standard remains under development by the Basel Committee. We expect that minimum liquidity requirements for us and other institutions will increase as a result of the Basel III liquidity framework, though rules implementing the Basel III liquidity framework have not yet been finalized by the Federal Banking Agencies.

In October 2013, the Federal Banking Agencies issued an interagency notice of proposed rulemaking regarding the U.S. implementation of the Basel III liquidity coverage ratio (the "Proposed LCR"), which would apply to institutions with consolidated total assets of $250 billion or more or consolidated total on balance sheet foreign exposure of $10 billion or more (the same standard used for identifying institutions subject to the Advanced Approaches Rules) and their respective consolidated subsidiary depository institutions with total consolidated assets greater than $10 billion. The Proposed LCR would require us to maintain an amount of eligible high-quality, liquid assets that equals or exceeds 100% of our projected net cash outflows over a 30-day period (as calculated in accordance with the Proposed LCR). The Proposed LCR would begin to take effect in January 2015. While the Proposed LCR is generally consistent with the Basel LCR standard, it is more stringent in certain areas and accelerates the implementation timeframe. The Proposed LCR would require us to comply with the minimum LCR standard as follows: 80% by January 1, 2015; 90% by January 1, 2016; and 100% by January 1, 2017, and thereafter. The comment period for the Proposed LCR recently closed and so its financial impacts are currently difficult to estimate with any certainty. However, modification of the composition of our investment securities portfolio may be required to comply with the final rules, which may negatively impact the overall yield earned from the portfolio. Additionally, investment in new data processing systems may be required to comply with new daily calculation requirements contained in the final rule.

We will continue to monitor regulators" implementation of the new capital and liquidity rules and assess the potential impact to us.

***Market Risk Capital Rule***

A market risk capital rule, which the Federal Banking Agencies amended in August 2012, supplements both the general risk-based capital rules and the Basel III Advanced Approaches Rules by requiring institutions subject to the rule to adjust their risk-based capital ratios to reflect the market risk in their trading activities. The rule applies to institutions with aggregate trading assets and liabilities equal to the lesser of (i) 10 percent or more of total assets or (ii) $1 billion or more. Currently, we are not subject to this rule but may become subject to it in the future.

***FDICIA and Prompt Corrective Action***

In general, the FDICIA subjects banks to significantly increased regulation and supervision. Among other things, the FDICIA requires Federal Banking Agencies to take "prompt corrective action" for banks that do not meet minimum capital requirements. The FDICIA establishes five capital ratio levels: well capitalized; adequately capitalized; undercapitalized; significantly undercapitalized; and critically undercapitalized. Under applicable regulations, a bank is considered to be well capitalized if it maintains a total risk-based capital ratio of at least 10 percent, a Tier 1 risk-based capital ratio of at least 6 percent, a Tier 1 leverage capital ratio of at least 5 percent and is not subject to any supervisory agreement, order or directive to meet and maintain a specific capital level for any capital measure. A bank is considered to be adequately capitalized if it maintains a total risk-based capital ratio of at least 8 percent, a Tier 1 risk-based capital ratio of at least 4 percent, a Tier 1 leverage capital ratio of at least 4 percent (3 percent for certain highly rated institutions), and does not otherwise meet the definition of well capitalized. The three undercapitalized categories are based upon the amount by which a bank falls below the ratios applicable to adequately-capitalized institutions. The capital categories are determined solely for purposes of applying the FDICIA's prompt corrective action provisions, and such capital categories may not constitute an accurate representation of the Banks' overall financial condition or prospects. As of December 31, 2013, each of the Banks met the requirements for a well-capitalized institution.

As noted above, the Final Rule updates the prompt corrective action framework to reflect new, higher regulatory capital minimums. This rule adjusts the definitions of well capitalized and adequately capitalized. For an insured depository institution to be well capitalized, it must maintain a total risk-based capital ratio of 10 percent or more; a Tier 1 capital ratio of 8 percent or more; a common equity Tier 1 capital ratio of 6.5 percent or more; and a leverage ratio of 5 percent or more. An adequately-capitalized depository institution must maintain a total risk-based capital ratio of 8 percent or more; a Tier 1 capital ratio of 6 percent or more; a common equity Tier 1 capital ratio of 4.5 percent or more; a leverage ratio of 4 percent or more; and, for Advanced Approaches institutions, a supplementary leverage ratio, which incorporates a broader set of exposures, of 3 percent or more. The revised prompt corrective action requirements become effective on January 1, 2015, other than the supplementary leverage ratio, which becomes effective on January 1, 2018.

As an additional means to identify problems in the financial management of depository institutions, the FDICIA requires regulators to establish certain non-capital safety and soundness standards. The standards relate generally to operations and management, asset quality, interest rate exposure and executive compensation. The agencies are authorized to take action against institutions that fail to meet such standards.

**Enhanced Prudential Standards and Other Requirements under the Dodd-Frank Act**

With the enactment of the Dodd-Frank Act, because we are a bank holding company with consolidated assets of $50 billion or greater (a "covered company"), we are subject to certain enhanced prudential standards, including requirements that may be recommended by the Financial Stability Oversight Council (the "Council") and implemented by the Federal Reserve and other regulators. As a result, we are becoming subject to more stringent standards and requirements than those applicable for smaller institutions. The Council also may issue recommendations to the Federal Reserve or other primary financial regulatory agency to apply new or heightened standards to risky financial activities or practices.

In 2011, the Federal Reserve finalized rules requiring us to implement resolution planning for orderly resolution in the event the Company faces material financial distress or failure. The FDIC has issued similar rules regarding resolution planning applicable to the Banks. In addition, in October 2012, the Federal Reserve issued a rule that implements the requirement in the Dodd-Frank Act that the Federal Reserve conduct annual stress tests on the capacity of our capital to absorb losses as a result of adverse economic conditions. The stress test rule also implements the requirement that we conduct our own semiannual stress tests and requires us to publish the results of the stress tests on our website or other public forum. The OCC finalized a similar stress test rule in October 2012, to implement the requirement that each of the Banks conduct annual stress tests.

In December 2011, the Federal Reserve released proposed rules beginning to implement the enhanced prudential standards. The Federal Reserve finalized certain of the proposed rules on February 18, 2014 ("Enhanced Standards Rule"). The Enhanced Standards Rule, however, did not finalize the proposed single-counterparty credit limits or early remediation framework. Under the Enhanced Standards Rule, we must meet liquidity risk management standards, conduct internal liquidity stress tests, and maintain a 30-day buffer of highly liquid assets, in each case, consistent with the requirements of the rule.

The rule also requires that we establish an enterprise-wide risk management framework that includes a risk committee and a chief risk officer. Although not mandated by the Dodd-Frank Act, the OCC recently issued a similar proposal that applies heightened standards for risk management to large institutions subject to its supervision, including the Banks.

In addition, the Enhanced Standards Rule requires that we comply with, and hold capital commensurate with the requirements of, any regulations adopted by the Federal Reserve relating to capital planning and stress tests. The Federal Reserve's capital plan rule is discussed in "Dividends, Stock Repurchases and Transfers of Funds" below.

We are required to comply with the new requirements of the Enhanced Standards Rule beginning on January 1, 2015. As the Enhanced Standards Rule was recently issued, we continue to conduct an assessment of the expected impact of the rule.

In addition to the provisions described throughout this section, the Dodd-Frank Act imposes new, more stringent standards and requirements with respect to bank and nonbank acquisitions and mergers and affiliate transactions. The Dodd-Frank Act also includes provisions related to corporate governance and executive compensation and new fees and assessments, among others.

The federal agencies have significant discretion in drafting the implementing rules and regulations of the Dodd-Frank Act. These rules may result in modifications to our business models and organizational structure, and may subject us to escalating costs associated with any such changes.

However, the full impact of the Dodd-Frank Act will not be known for many months or, in some cases, years. In addition, the Dodd-Frank Act requires various studies and reports to be delivered to Congress, which could result in additional legislative or regulatory action.

**Investment in the Company and the Banks**

Certain acquisitions of our capital stock may be subject to regulatory approval or notice under federal or state law. Investors are responsible for ensuring that they do not, directly or indirectly, acquire shares of our capital stock in excess of the amount that can be acquired without regulatory approval.

Each of the Banks is an "insured depository institution" within the meaning of the Change in Bank Control Act. Consequently, federal law and regulations prohibit any person or company from acquiring control of us without, in most cases, prior written approval of the Federal Reserve or the OCC, as applicable. Control is conclusively presumed if, among other things, a person or company acquires more than 25 percent of any class of our voting stock. A rebuttable presumption of control arises if a person or company acquires more than 10 percent of any class of voting stock and is subject to any of a number of specified "control factors" as set forth in the applicable regulations and policies.

Additionally, COBNA and CONA are "banks" within the meaning of Chapter 13 of Title 6.1 of the Code of Virginia governing the acquisition of interests in Virginia financial institutions (the "Financial Institution Holding Company Act"). The Financial Institution Holding Company Act prohibits any person or entity from acquiring, or making any public offer to acquire, control of a Virginia financial institution or its holding company without making application to, and receiving prior approval from, the Virginia Bureau of Financial Institutions.

**Dividends, Stock Repurchases and Transfers of Funds**

In November 2011, the Federal Reserve finalized capital planning rules applicable to large bank holding companies like us (commonly referred to as Comprehensive Capital Analysis and Review or "CCAR"). Under the rules, a bank holding company with consolidated assets of $50 billion or more must submit a capital plan to the Federal Reserve on an annual basis that contains a description of all planned capital actions, including dividends or stock repurchases, over a nine-quarter planning horizon beginning with the fourth quarter of the calendar year prior to the submission of the capital plan ("CCAR cycle"). The bank holding company may take the capital actions in its capital plan if the Federal Reserve provides a nonobjection to the plan. The Federal Reserve's objection or nonobjection applies specifically to capital actions during the four quarters beginning with the second quarter of the second calendar year in the planning horizon. For the CCAR cycle under which capital plan submissions were due by January 6, 2014 ("2014 CCAR cycle"), the Federal Reserve's objection or nonobjection will apply to planned capital actions from the second quarter of 2014 through the first quarter of 2015.

The purpose of the rules is to ensure that large bank holding companies have robust, forward-looking capital planning processes that account for their unique risks and capital needs to continue operations through times of economic and financial stress. As part of its evaluation of a capital plan, the Federal Reserve will consider the comprehensiveness of the plan, the reasonableness of assumptions and analysis and methodologies used to assess capital adequacy and the ability of the bank holding company to maintain capital above each minimum regulatory capital ratio and above a Tier 1 common ratio of 5 percent on a pro forma basis under expected and stressful conditions throughout a planning horizon of at least nine quarters. On September 24, 2013, the Federal Reserve released an interim final rule that incorporated Basel III capital rules into CCAR. For the first time, the 2014 CCAR cycle will require us to meet Basel III Standardized capital requirements, with appropriate phase-in provisions applicable to Basel III Advanced Approaches institutions during the CCAR planning horizon, under the supervisory severely adverse stress scenario, in addition to the capital plan rule's Tier 1 common ratio using Basel I definitions.

Traditionally, dividends to us from our direct and indirect subsidiaries have represented a major source of funds for us to pay dividends on our stock, make payments on corporate debt securities and meet our other obligations. There are various federal law limitations on the extent to which the Banks can finance or otherwise supply funds to us through dividends and loans. These limitations include minimum regulatory capital requirements, federal banking law requirements concerning the payment of dividends out of net profits or surplus, Sections 23A and 23B of the Federal Reserve Act and Regulation W governing transactions between an insured depository institution and its affiliates, as well as general federal regulatory oversight to prevent unsafe or unsound practices. In general, federal and applicable state banking laws prohibit, without first obtaining regulatory approval, insured depository institutions, such as the Banks, from making dividend distributions if such distributions are not paid out of available earnings or would cause the institution to fail to meet applicable capital adequacy standards.

**Deposit Insurance Assessments**

Each of CONA and COBNA, as an insured depository institution, is a member of the DIF maintained by the FDIC. Through the DIF, the FDIC insures the deposits of insured depository institutions up to prescribed limits for each depositor. The DIF was formed on March 31, 2006, upon the merger of the Bank Insurance Fund and the Savings Association Insurance Fund in accordance with the Federal Deposit Insurance Reform Act of 2005 (the "Reform Act"). The Reform Act permits the FDIC to set a Designated Reserve Ratio ("DRR") for the DIF. To maintain the DIF, member institutions may be assessed an insurance premium, and the FDIC may take action to increase insurance premiums if the DRR falls below its required level.

Prior to passage of the Dodd-Frank Act, the FDIC had established a plan to restore the DIF in the face of recent insurance losses and future loss projections, which resulted in several rules that generally increased deposit insurance rates and purported to improve risk differentiation so that riskier institutions bear a greater share of insurance premiums. The Dodd-Frank Act reformed the management of the DIF in several ways: raised the minimum DRR to 1.35 percent (from the former minimum of 1.15 percent) and removed the upper limit on the DRR; required that the reserve ratio reach 1.35 percent by September 30, 2020 (rather than 1.15 percent by the end of 2016); required that in setting assessments, the FDIC must offset the effect of meeting the increased reserve ratio on small insured depository institutions; and eliminated the requirement that the FDIC pay dividends from the DIF when the reserve ratio reaches certain levels. The FDIC has set the DRR at 2 percent and, in lieu of dividends, has established progressively lower assessment rate schedules as the reserve ratio meets certain trigger levels. The Dodd-Frank Act also required the FDIC to change the deposit insurance assessment base from deposits to average consolidated total assets minus average tangible equity. In February 2011, the FDIC finalized rules to implement this change that significantly modified how deposit insurance assessment rates are calculated for those banks with assets of $10 billion or greater.

**Source of Strength and Liability for Commonly-Controlled Institutions**

Under the regulations issued by the Federal Reserve, a bank holding company must serve as a source of financial and managerial strength to its subsidiary banks (the so-called "source of strength doctrine"). The Dodd-Frank Act codified the source of strength doctrine, directing the Federal Reserve to require bank holding companies to serve as a source of financial strength to its subsidiary banks.

Under the "cross-guarantee" provision of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), insured depository institutions such as the Banks may be liable to the FDIC with respect to any loss incurred, or reasonably anticipated to be incurred, by the FDIC in connection with the default of, or FDIC assistance to, any commonly controlled insured depository institution. The Banks are commonly controlled within the meaning of the FIRREA cross-guarantee provision.

**FDIC Orderly Liquidation Authority**

The Dodd-Frank Act provides the FDIC with liquidation authority that may be used to liquidate non-bank financial companies and bank holding companies if the Treasury Secretary, in consultation with the President and based on the recommendation of the Federal Reserve and another federal agency, determines that doing so is necessary, among other criteria, to mitigate serious adverse effects on U.S. financial stability. Upon such a determination, the FDIC would be appointed receiver and must liquidate the company in a way that mitigates significant risks to financial stability and minimizes moral hazard. The costs of a liquidation of a financial company would be borne by shareholders and unsecured creditors and then, if necessary, by risk-based assessments on large financial companies. The FDIC has issued rules implementing certain provisions of its liquidation authority and may issue additional rules in the future.

**Regulation of International Business by Non-U.S. Authorities**

COBNA is subject to regulation in foreign jurisdictions where it operates, currently in the United Kingdom and Canada.

***United Kingdom***

In the United Kingdom, COBNA operates through Capital One (Europe) plc, which was established in 2000 and is an authorized payment institution regulated by the Financial Conduct Authority (the "FCA") under the Payment Services Regulations 2009. COEP's indirect parent, Capital One Global Corporation, is wholly-owned by COBNA and is subject to regulation as an "agreement corporation" under the Federal Reserve's Regulation K.

Over the past few years, the U.K. government has made significant changes to the framework of financial services regulation. As part of these changes, in April 2013, the Financial Services Authority ("FSA") was split into a new Prudential Regulatory Authority ("PRA") and the FCA, with the FCA, rather than the PRA, regulating COEP. In April 2014, the FCA will take over regulation of the U.K. consumer credit regime from the Office of Fair Trading (the "OFT"). As a result of this change, the FCA will also regulate COEP's credit card lending activities.

During 2013, the FCA published several consultation papers setting forth its proposals to regulate consumer credit. Although the FCA intends to replicate the existing consumer credit regime through the introduction of a Consumer Credit Handbook, it is apparent from the draft version that some minor changes to requirements have been made. We expect the FCA to finalize the Consumer Credit Handbook in February 2014, and for it to become effective in April 2014.

Cross-border interchange fees continue to be under scrutiny from the European Commission (the "EC") and the OFT. In May 2012, the EC held that MasterCard's "interchange" fees were anticompetitive, and the General Court upheld this decision. The General Court held that there were no merchant or consumer benefits that could justify the restriction on competition implied by the fee. On July 4, 2013, the European Court of Justice ("ECJ") heard MasterCard's appeal of this decision. The ECJ's judgment is expected in the first quarter of 2014. In addition, the EC issued a statement against Visa to express its view that interchange fees are anticompetitive. The OFT has confirmed its own investigation will remain on hold until after the outcome of MasterCard's appeal. Further, on July 24, 2013, the EC published the proposed new Interchange Regulations which will cap debit interchange fees at 0.2% and credit interchange fees at 0.3%, but the cap is not expected to be effective until at least 2015.

The EC has also issued a draft regulation which will replace the Data Protection Act 1998. This will be directly effective without the need for additional U.K. legislation. The date on which the regulation will come into force has not yet been confirmed, but it is expected to be placed before the European Parliament in spring 2014. There will likely be a two-year grace period to work towards compliance with the regulation; however, a shorter implementation period may be specified by the European Parliament. Key proposed changes that we expect would impact COEP include:

- Requirement on companies to notify any breach of the regulations to the Information Commissioner's Office ("ICO") and to individuals whose data has been affected or compromised as a result of the breach;
- Increased powers, including the ability to assess fines, given to the ICO;
- Requirement to conduct a Privacy Impact Assessment for all areas of the business, including any changes to systems;
- Mandatory appointment of a data protection officer who must act independently and autonomously at all times; and
- Widening of the definition of personal data.

***Canada***

In Canada, COBNA operates as an authorized foreign bank pursuant to the Bank Act (Canada) (the "Bank Act") and is permitted to conduct its Credit Card business in Canada through its Canadian branch, Capital One Bank (Canada Branch) ("Capital One Canada"). The primary regulator of Capital One Canada is the Office of the Superintendent of Financial Institutions Canada ("OSFI"). Other regulators include the Financial Consumer Agency of Canada ("FCAC"), the Office of the Privacy Commissioner of Canada, and the Financial Transactions and Reports Analysis Centre of Canada. Capital One Canada is subject to regulation under various Canadian federal laws, including the Bank Act and its regulations, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and the Personal Information Protection and Electronic Documents Act.

In 2013, there were three new, significant regulatory developments that affect credit cards issued by federally regulated financial institutions in Canada. These amendments could increase our operational and compliance costs and affect the types and terms of products that we offer in Canada.

In February 2013, amendments were made (the "Amending Regulations") to the Proceeds of Crime (Money Laundering) and Terrorist Financing Regulations under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act. The Amending Regulations prescribe additional requirements on financial institutions and intermediaries in relation to customer identification, customer monitoring, enhanced due diligence and ongoing scrutiny of customers' activities. The Amending Regulations came into force on February 1, 2014.

In March 2013, Complaints (Banks, Authorized Foreign Banks and External Complaints Bodies) Regulations were made under the Bank Act (Canada) (the "Complaints Regulations"). In April 2013, the FCAC published Commissioner's Guidance CG-12 Internal Dispute Resolution (the "IDR Guidance"). The Complaints Regulations require financial institutions to provide a person requesting or receiving a product or service with certain disclosures relating to contacting the FCAC and the financial institution's complaint process and specify the manner of such disclosures. The Complaints Regulations also require financial institutions to provide the public with certain information about their complaints process on an annual basis (the "Annual Report") and require financial institutions to be members of an external complaint body that is approved by the Minister of Finance under the Bank Act (Canada). The IDR Guidance provides specific guidance regarding financial institutions' internal dispute resolution ("IDR") procedures including ensuring adequate resources, training, retention of complaint information, procedures relating to the Annual Report requirement, and timeframes of the IDR procedures. In addition, financial institutions' written IDR procedures must be in language that is clear, simple and not misleading and financial institutions must demonstrate that their IDR procedures are accessible to consumers. The Complaints Regulations and the IDR Guidance came into force on September 2, 2013.

Canada's new anti-spam legislation, an act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act, also known as "CASL" (the "Act") came into force in December 2013. The Act prohibits (subject to limited exceptions) the sending of a commercial electronic message unless the person to whom the message is sent has consented to receiving it and the message complies with prescribed form and content requirements. The Act also prohibits the installation of computer programs or software on another person's computer system without the express consent of the owner or authorized user of that computer system. The new rules surrounding the sending of commercial electronic messages will come into force on July 1, 2014. Provisions of the Act related to the unsolicited installation of computer programs or software will come into force on July 1, 2015, and the provisions providing for a private right of action for a contravention of the Act will come into force on July 1, 2017.

## COMPETITION

Each of our business segments operates in a highly competitive environment, and we face competition in all aspects of our business from numerous bank and non-bank providers of financial services.

Our Credit Card business competes with international, national, regional and local issuers of Visa and MasterCard credit cards, as well as with American Express®, Discover Card®, private-label card brands, and, to a certain extent, issuers of debit cards. In general, customers are attracted to credit card issuers largely on the basis of price, credit limit and other product features.

Our Consumer Banking and Commercial Banking businesses compete with national and state banks and direct banks for deposits, commercial and auto loans, mortgages and trust accounts and with savings and loan associations and credit unions for loans and deposits. Our competitors also include automotive finance companies, mortgage banking companies and other financial services providers that provide loans, deposits, and other similar services and products. In addition, we compete against non-depository institutions that are able to offer these products and services. Securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. Combinations of this type could significantly change the competitive environment in which we conduct business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties. In addition, competition among direct banks is intense because online banking provides customers the ability to rapidly deposit and withdraw funds and open and close accounts in favor of products and services offered by competitors.

Our businesses generally compete on the basis of the quality and range of their products and services, transaction execution, innovation and price. Competition varies based on the types of clients, customers, industries and geographies served. Our ability to compete depends, in part, on our ability to attract and retain our professional and other associates and on our reputation. In the current environment, customers are generally attracted to depository institutions that are perceived as stable, with solid liquidity and funding.

We believe that we are able to compete effectively in our current markets. There can be no assurance, however, that our ability to market products and services successfully or to obtain adequate returns on our products and services will not be impacted by the nature of the competition that now exists or may later develop, or by the broader economic environment. For a discussion of the risks related to our competitive environment, please refer to "Part I—Item 1A. Risk Factors."

## EMPLOYEES

A central part of our philosophy is to attract and retain a highly capable staff. We had 41,951 employees, whom we refer to as "associates," as of December 31, 2013. None of our associates are covered under a collective bargaining agreement, and management considers our associate relations to be satisfactory.

## ADDITIONAL INFORMATION

### Geographic Diversity

Our consumer loan portfolios, including credit cards, are diversified across the United States with modest concentration in California, Texas, New York, Florida, and Illinois. We also have credit card loans in the U.K. and Canada. Our commercial loan portfolio is aligned to our branch footprint with concentrated in New York, Texas, Louisiana and New Jersey with some broader diversification across the United States driven by our specialty business. See "MD&A—Credit Risk Profile" and "Note 4—Loans" for additional information.

### Technology/Systems

We leverage information technology to achieve our business objectives and to develop and deliver products and services that satisfy our customers' needs. A key part of our strategic focus is the development of efficient, flexible computer and operational systems to support complex marketing and account management strategies, the servicing of our customers, and the development of new and diversified products. We believe that the continued development and integration of these systems is an important part of our efforts to reduce costs, improve quality and provide faster, more flexible technology services. Consequently, we continuously review capabilities and develop or acquire systems, processes and competencies to meet our unique business requirements.

As part of our continuous efforts to review and improve our technologies, we may either develop such capabilities internally or rely on third party outsourcers who have the ability to deliver technology that is of higher quality, lower cost, or both. Over time, we have increasingly relied on third party outsourcers to help us deliver systems and operational infrastructure. These relationships include (but are not limited to): Total System Services Inc. ("TSYS") for processing services for our North American and United Kingdom portfolios of consumer and small business credit card accounts, Fidelity Information Services ("FIS") for the Capital One banking systems and IBM Corporation for management of our North American data centers.

To protect our systems and technologies, we employ security, backup and recovery systems and generally require the same of our third-party service providers. In addition, we perform, or cause to be performed, a variety of vulnerability and penetration testing on the platforms, systems and applications used to provide our products and services in an effort to ensure that any attacks on these platforms, systems and applications are unlikely to succeed. Despite these controls, Capital One, along with several other U.S. financial services providers, was targeted on several occasions with distributed denial-of-service ("DDOS") attacks from sophisticated third parties that succeeded, on a few occasions, in temporarily limiting our ability to service customers through online platforms.

### Intellectual Property

As part of our overall and ongoing strategy to protect and enhance our intellectual property, we rely on a variety of protections, including copyrights, trademarks, trade secrets, patents and certain restrictions on disclosure, solicitation, and competition. We also undertake other measures to control access to and distribution of our other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use certain intellectual property or proprietary information without authorization. Our precautions may not prevent misappropriation or infringement of our intellectual property or proprietary information. In addition, our competitors and other third parties also file patent applications for innovations that are used in our industry. The ability of our competitors and other third parties to obtain such patents may adversely affect our ability to compete. Conversely, our ability to obtain such patents may increase our competitive advantage. There can be no assurance that we will be successful in such efforts, or that the ability of our competitors to obtain such patents may not adversely impact our financial results.

## FORWARD-LOOKING STATEMENTS

From time to time, we have made and will make forward-looking statements, including those that discuss, among other things, strategies, goals, outlook or other non-historical matters; projections, revenues, income, returns, expenses, capital measures, accruals for claims in litigation and for other claims against us; earnings per share or other financial measures for us; future financial and operating results; our plans, objectives, expectations and intentions; the projected impact and benefits of the acquisitions of ING Direct and 2012 U.S. card acquisitions (collectively, the "Acquisitions"); and the assumptions that underlie these matters.

To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.

Numerous factors could cause our actual results to differ materially from those described in such forward-looking statements, including, among other things:

- general economic and business conditions in the U.S., the U.K., Canada or our local markets, including conditions affecting employment levels, interest rates, consumer income and confidence, spending and savings that may affect consumer bankruptcies, defaults, charge-offs and deposit activity;
- an increase or decrease in credit losses (including increases due to a worsening of general economic conditions in the credit environment);
- financial, legal, regulatory, tax or accounting changes or actions, including the impact of the Dodd-Frank Act and the regulations promulgated thereunder and regulations governing bank capital and liquidity standards, including Basel-related initiatives and potential changes to financial accounting and reporting standards;
- the possibility that we may not fully realize the projected cost savings and other projected benefits of the Acquisitions;
- difficulties and delays in integrating the assets and businesses acquired in the Acquisitions;
- business disruption following the Acquisitions;
- diversion of management time on issues related to the Acquisitions, including integration of the assets and businesses acquired;
- reputational risks and the reaction of customers and counterparties to the Acquisitions;
- disruptions relating to the Acquisitions negatively impacting our ability to maintain relationships with customers, employees and suppliers;
- changes in asset quality and credit risk as a result of the Acquisitions;
- developments, changes or actions relating to any litigation matter involving us;
- the inability to sustain revenue and earnings growth;
- increases or decreases in interest rates;
- our ability to access the capital markets at attractive rates and terms to capitalize and fund our operations and future growth;
- the success of our marketing efforts in attracting and retaining customers;

- increases or decreases in our aggregate loan balances or the number of customers and the growth rate and composition thereof, including increases or decreases resulting from factors such as shifting product mix, amount of actual marketing expenses we incur and attrition of loan balances;
- the level of future repurchase or indemnification requests we may receive, the actual future performance of mortgage loans relating to such requests, the success rates of claimants against us, any developments in litigation and the actual recoveries we may make on any collateral relating to claims against us;
- the amount and rate of deposit growth;
- changes in the reputation of or expectations regarding the financial services industry or us with respect to practices, products or financial condition;
- any significant disruption in our operations or technology platform;
- our ability to maintain a compliance infrastructure suitable for the nature of our business;
- our ability to control costs;
- the amount of, and rate of growth in, our expenses as our business develops or changes or as it expands into new market areas;
- our ability to execute on our strategic and operational plans;
- any significant disruption of, or loss of public confidence in, the United States Mail service affecting our response rates and consumer payments;
- any significant disruption of, or loss of public confidence in, the internet affecting the ability of our customers to access their accounts and conduct banking transactions;
- our ability to recruit and retain experienced personnel to assist in the management and operations of new products and services;
- changes in the labor and employment markets;
- fraud or misconduct by our customers, employees or business partners;
- competition from providers of products and services that compete with our businesses; and
- other risk factors listed from time to time in reports that we file with the SEC.

Any forward-looking statements made by us or on our behalf speak only as of the date they are made or as of the date indicated, and we do not undertake any obligation to update forward-looking statements as a result of new information, future events or otherwise. You should carefully consider the factors discussed above in evaluating these forward-looking statements. For additional information on factors that could materially influence forward-looking statements included in this Report, see the risk factors set forth under "Part I—Item 1A. Risk Factors" in this Annual Report on Form 10-K.

## Item 1A. Risk Factors

### Business Risks

This section highlights specific risks that could affect our business. Although we have tried to discuss all material risks of which we are aware at the time this Annual Report on Form 10-K has been filed, other risks may prove to be important in the future, including those that are not currently ascertainable. In addition to the factors discussed elsewhere in this Annual Report, other factors that could cause actual results to differ materially from our forward looking statements include:

***The Current Business Environment, Including A Slow or Delayed Economic Recovery, May Adversely Affect Our Industry, Business, Results Of Operations And Capital Levels.***

We market our credit card products on a national basis throughout the United States, Canada and the United Kingdom. The recent global recession resulted in a general tightening in the credit markets, lower levels of liquidity, reduced asset values (including commercial properties), sharp and prolonged declines in residential home values and sales volumes, reduced business profits, increased rates of business and consumer repayment delinquency, increased rates of business and consumer bankruptcy, and increased and prolonged unemployment, some of which have had a negative impact on our results of operations. Although the U.S economy has shown modest improvement, the recovery remains modest and uncertain. A recovery in any of our markets that is only shallow and very gradual, marked by continued elevated unemployment rates and reduced home prices, or another downturn, may have a material adverse effect on our financial condition and results of operations as customers default on their loans or maintain lower deposit levels or, in the case of credit card accounts, carry lower balances and reduce credit card purchase activity.

In particular, we may face the following risks in connection with these events:

- Adverse macroeconomic conditions may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which could have a negative impact on our results of operations. In addition, changes in consumer behavior, including decreased consumer spending, lower demand for credit and a shift in consumer payment behavior towards avoiding late fees, over-limit fees, finance charges and other fees, could have a negative impact on our results of operations.
- Increases in bankruptcies could cause increases in our charge-off rates, which could have a negative impact on our results of operations.
- Our ability to recover debt that we have previously charged-off may be limited, which could have a negative impact on our results of operations.
- The processes and models we use to estimate inherent losses may no longer be reliable because they rely on complex judgments, including assumptions and forecasts of economic conditions which may no longer be capable of accurate estimation in an unpredictable economic environment, which could have a negative impact on our results of operations.
- Our ability to assess the creditworthiness of our customers may be impaired if the criteria or models we use to underwrite and manage our customers become less predictive of future losses, which could cause our losses to rise and have a negative impact on our results of operations.
- Significant concern regarding the creditworthiness of some of the governments in Europe and South America and uncertainty stemming from U.S. debt and budget matters have contributed to volatility in the financial markets and led to greater economic uncertainty worldwide. Concerns about sovereign debt in Europe and South America and the U.S. debt could diminish economic recovery and lead to further stress in the financial markets, both globally and in the United States, which could have a negative impact on our financial results.

- Significant concern exists regarding risks associated with the normalization of global central bank policies. In particular, steps taken by the Federal Reserve to slow the pace of its balance sheet growth has resulted in significant financial market volatility. This change in Federal Reserve policy, coupled with similar actions by other central banks, has impacted economies globally, including the United States. These changes have particularly impacted certain emerging markets in countries whose growth prospects and currency valuations have proven vulnerable to normalization in the accommodative global central bank policies that have prevailed in recent years. The resulting financial market volatility and greater economic uncertainty worldwide could threaten the economic recoveries both globally and in the United States, which could have a negative impact on our financial results.
- Our ability to borrow from other financial institutions or to engage in funding transactions on favorable terms or at all could be adversely affected by disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations, which could limit our access to funding. The interest rates that we pay on our securities are also influenced by, among other things, applicable credit ratings from recognized rating agencies. A downgrade to any of these credit ratings could affect our ability to access the capital markets, increase our borrowing costs and have a negative impact on our results of operations. Increased charge-offs, rising London Interbank Offering Rate ("LIBOR") and other events may cause our securitization transactions to amortize earlier than scheduled, which could accelerate our need for additional funding from other sources.
- An inability to accept or maintain deposits or to obtain other sources of funding could materially affect our liquidity position and our ability to fund our business. Many other financial institutions have also increased their reliance on deposit funding and, as such, we expect continued competition in the deposit markets. We cannot predict how this competition will affect our costs. If we are required to offer higher interest rates to attract or maintain deposits, our funding costs will be adversely impacted.
- Shorter-term interest rates have remained at historically low levels for a prolonged period of time. While longer-term interest rates have recently increased resulting in a steeper yield curve, they remain below historical averages. A flat yield curve combined with low interest rates generally leads to lower revenue and reduced margins because it would limit our opportunity to increase the spread between asset yields and funding costs. Any reversion to a flat yield curve coupled with low interest rates for a sustained period of time could have a material adverse effect on our earnings and our net interest margin.
- The low interest rate environment also increases our exposure to prepayment risk in our mortgage portfolio and the mortgage-backed securities in our investment portfolio. Increased prepayments, refinancing or other factors that impact loan balances would reduce expected revenue associated with mortgage assets and could also lead to a reduction in the value of our mortgage servicing rights, which could have a negative impact on our financial results.

***Compliance With New And Existing Laws, Regulations And Regulatory Expectations May Increase Our Costs, Reduce Our Revenue, Limit Our Ability To Pursue Business Opportunities, And Increase Compliance Challenges.***

There has been increased legislation and regulation with respect to the financial services industry in the last few years, and we expect that oversight of our business will continue to expand in scope and complexity. A wide and increasing array of banking and consumer lending laws apply to almost every aspect of our business. Failure to comply with these laws and regulations could result in financial, structural and operational penalties, including receivership, and could result in negative publicity or damage to our reputation with regulators or the public. In addition, establishing systems and processes to achieve compliance with these laws and regulations may increase our costs and limit our ability to pursue certain business opportunities.

As a result of our large number of consumer accounts and because we have historically experienced higher delinquencies and a greater number of accounts charging off compared to our large bank peers, we face the risk of a heightened level of regulatory scrutiny with respect to our consumer products and services.

The Dodd-Frank Act, as well as the related rules and regulations adopted by various regulatory agencies, could have a significant adverse impact on our business, results of operations or financial condition. The Dodd-Frank Act is a comprehensive financial reform act that requires, among other things, enhanced prudential standards (including capital, liquidity, risk management, single-counterparty credit exposure limits, early remediation, and resolution planning), enhanced supervision (including stress testing), prohibitions on proprietary trading and investments in covered funds (referred to as the "Volcker Rule") and increased transparency and regulation of derivatives trading. The Dodd-Frank Act also provides heightened expectations for risk management and regulatory oversight of all aspects of large financial institutions, including us. Many aspects of the law remain to be implemented under the rulemaking and regulatory authority of the SEC, the CFTC and federal banking regulators. The Dodd-Frank Act also created the CFPB, which regulates our businesses with respect to our compliance with certain consumer laws and regulations.

Although it is clear that the Dodd-Frank Act and implementing regulations materially impact large financial institutions like us, the rulemaking process has been progressing slowly, and we may not experience the ultimate impact of the Dodd-Frank Act for years. Though some aspects of the Dodd-Frank Act may significantly impact our financial condition or results of operations, other aspects of the law may not apply to us. Nevertheless, the law has increased our need to build new compliance processes and infrastructure and to otherwise enhance our risk management throughout all aspects of our business. The cumulative impact includes higher expectations for capital and liquidity, as discussed in more detail below under the header "We May Not Be Able to Maintain Adequate Capital Levels or Liquidity, Which Could have a Negative Impact on Our Financial Results," and higher operational costs, which may further increase once regulators fully implement the law. In addition, U.S. government agencies charged with adopting and interpreting laws, rules and regulations, including under the Dodd-Frank Act, may do so in an unforeseen manner, including ways that potentially expand the reach of the laws, rules or regulations more than initially contemplated or currently anticipated.

Some rules and regulations may be subject to litigation or other challenges that delay or modify their implementation and impact on us. For example, rules implementing the Dodd-Frank Act's requirement that the amount of any interchange fee received by a debit card issuer with respect to debit card transactions be reasonable and proportional to the cost incurred by the issuer with respect to the transaction are currently subject to challenge. It is unclear how the ruling and appeal will impact the Federal Reserve's interchange fee rules. Future changes in the Federal Reserve's interchange fee rules could adversely impact revenue from our debit card business.

Under various state and federal statutes and regulations, we are required to observe various data security and privacy-related requirements, including establishing appropriate information security standards and safeguards, data security breach response programs and properly authenticating customers before processing or enabling certain types of transactions or interactions. Future federal and state legislation and regulation could further restrict how we collect, use, share and secure customer information. The failure to observe any one or more of these requirements could subject us to litigation or enforcement actions and impact some of our current or planned business initiatives.

The banking industry is subject to enhanced legal and regulatory scrutiny regarding debt collection practices from regulators, courts and legislators. Any future changes to our debt collection practices, whether mandated by regulators or otherwise, or any legal liabilities resulting from our debt collection practices, could have a material adverse impact on our financial condition.

In 2012, we were party to several consent orders and settlement agreements with certain federal agencies. On July 17, 2012, COBNA entered into consent orders with each of the OCC and the CFPB relating to oversight of our vendor sales practices of payment protection and credit monitoring products. On July 26, 2012, the Banks each entered into consent orders with each of the Department of Justice and the OCC relating to compliance with the Servicemembers Civil Relief Act, or the SCRA, and, in the case of the OCC orders, third-party management. In addition, in the first quarter of 2012, we closed the ING Direct acquisition. In its order approving the acquisition, the Federal Reserve Board required Capital One to enhance our risk-management systems and policies enterprise-wide to account for the changes to our business lines that would result from the ING Direct and 2012 U.S. card acquisitions. We are subject to heightened regulatory oversight by the federal banking regulators to ensure that we build systems and processes that are commensurate with the nature of our business. We expect this heightened oversight will continue for the foreseeable future until we meet the expectations of our regulators and can demonstrate that our systems and processes are sustainable.

The legislative and regulatory environment is beyond our control, may change rapidly and unpredictably and may negatively influence our revenue, costs, earnings, growth and capital levels. Certain laws and regulations, and any interpretations and applications with respect thereto, may benefit consumers, borrowers and depositors, but not stockholders. Our success depends on our ability to maintain compliance with both existing and new laws and regulations. For a description of the material laws and regulations to which we are subject, please refer to "Supervision and Regulation" in "Item 1. Business."

***We May Experience Increased Delinquencies And Credit Losses.***

Like other lenders, we face the risk that our customers will not repay their loans. Rising losses or leading indicators of rising losses (such as higher delinquencies, higher rates of non-performing loans, higher bankruptcy rates, lower collateral values or elevated unemployment rates) may require us to increase our allowance for loan and lease losses, which may degrade our profitability if we are unable to raise revenue or reduce costs to compensate for higher losses. In particular, we face the following risks in this area:

- *Missed Payments.* Our customers may miss payments. Loan charge-offs (including from bankruptcies) are generally preceded by missed payments or other indications of worsening financial condition for our customers. Customers are more likely to miss payments during an economic downturn or prolonged periods of slow economic growth. In addition, we face the risk that consumer and commercial customer behavior may change (for example, an increase in the unwillingness or inability of customers to repay debt), causing a long-term rise in delinquencies and charge-offs.
- *Estimates of Inherent Losses.* The credit quality of our portfolio can have a significant impact on our earnings. We allow for and reserve against credit risks based on our assessment of credit losses inherent in our loan portfolios. This process, which is critical to our financial results and condition, requires complex judgments, including forecasts of economic conditions. We may underestimate our inherent losses and fail to hold a loan loss allowance sufficient to account for these losses. Incorrect assumptions could lead to material underestimates of inherent losses and inadequate allowance for loan and lease losses. In cases where we modify a loan, if the modifications do not perform as anticipated we may be required to build additional allowance on these loans. The increase or release of allowances impacts our current financial results.
- *Underwriting.* Our ability to assess the credit worthiness of our customers may diminish. If the models and approaches we use to select, manage and underwrite our consumer and commercial customers become less predictive of future charge-offs (due, for example, to rapid changes in the economy, including the unemployment rate), our credit losses may increase and our returns may deteriorate.
- *Business Mix.* We engage in a diverse mix of businesses with a broad range of potential credit exposure. Our business mix could change in ways that could adversely affect the credit quality of our portfolio. Because we originate a relatively greater proportion of consumer loans in our loan portfolio compared to other large bank peers and originate both prime and subprime credit card accounts and auto loans, we may experience higher delinquencies and a greater number of accounts charging off compared to other large bank peers, which could result in increased credit losses and operating costs.
- *Charge-off Recognition.* The rules governing charge-off recognition could change. We record charge-offs according to accounting and regulatory guidelines and rules. These guidelines and rules, including Financial Accounting Standards Board ("FASB") standards and the FFIEC Account Management Guidance, could require changes in our account management or loss allowance practices and cause our charge-offs and/or

allowance for loan and lease losses to increase for reasons unrelated to the underlying performance of our portfolio. Such changes could have an adverse impact on our financial condition or results of operation.

- *Industry Developments.* Our charge-off and delinquency rates may be negatively impacted by industry developments, including new regulations applicable to our industry.
- *Collateral.* Collateral, when we have it, could be insufficient to compensate us for loan losses. When customers default on their loans and we have collateral, we attempt to seize it where permissible and appropriate. However, the value of the collateral may not be sufficient to compensate us for the amount of the unpaid loan, and we may be unsuccessful in recovering the remaining balance from our customers. Decreases in real estate values adversely affect the collateral value for our commercial lending and Home Loan activities, while the auto business is similarly exposed to collateral risks arising from the auction markets that determine used car prices. Therefore, the recovery of such property could be insufficient to compensate us for the value of these loans. Borrowers may be less likely to continue making payments on loans if the value of the property used as collateral for the loan is less than what the borrower owes, even if the borrower is still financially able to make the payments. Trends in home prices are a driver of credit costs in the Home Loans business as they impact both the probability of default and the loss severity of defaults. Additionally, the potential volatility in the number of defaulted and modified loans from changes in home prices can create material impacts on the servicing costs of the business, fluctuations in credit marks and profitability in acquired portfolios and volatility in mortgage servicing rights valuations. Although home prices have generally appreciated recently, the slow economic recovery, shifts in monetary policy and potentially diminishing demands from investors could threaten or limit the recovery.
- *New York Concentration.* Although our consumer lending is geographically diversified, approximately 40% of our commercial loan portfolio is concentrated in the New York metropolitan area. The regional economic conditions in the New York area affect the demand for our commercial products and services as well as the ability of our customers to repay their commercial loans and the value of the collateral securing these loans. An economic downturn or prolonged period of slow economic growth in, or a catastrophic event that disproportionately affects, the New York region could have a material adverse effect on the performance of our commercial loan portfolio and our results of operations.

***We May Experience Increased Losses Associated With Mortgage Repurchases and Indemnification Obligations.***

Certain of our subsidiaries, including GreenPoint Mortgage Funding, Inc. ("GreenPoint"), Capital One Home Loans, LLC and Capital One, N.A., as successor to Chevy Chase Bank ("CCB"), may be required to repurchase mortgage loans that have been sold to investors in the event there are breaches of certain representations and warranties contained within the sales agreements. We may be required to repurchase mortgage loans that we sell to investors in the event that there was improper underwriting or fraud or in the event that the loans become delinquent shortly after they are originated. These subsidiaries also may be required to indemnify certain purchasers and others against losses they incur in the event of breaches of representations and warranties and in various other circumstances, including securities fraud or other public disclosure-related claims, and the amount of such losses could exceed the repurchase amount of the related loans. Consequently, we may be exposed to credit risk associated with sold loans.

We have established reserves in our consolidated financial statements for potential losses that are considered to be both probable and reasonably estimable related to the mortgage loans sold by our originating subsidiaries. The adequacy of the reserve and the ultimate amount of losses incurred will depend on, among other things, the actual future mortgage loan performance, the actual level of future repurchase and indemnification requests, the actual success rate of claimants, developments in litigation and the regulatory environment related to us and the industry, actual recoveries on the collateral, and macroeconomic conditions (including unemployment levels and housing prices). Due to uncertainties relating to these factors, there can be no assurance that our reserves will be adequate or that the total amount of losses incurred will not have a material adverse effect upon our financial condition or results of operations. For additional information related to our mortgage loan repurchase and indemnification obligations and related reserves and our estimate of the reasonably possible future losses from representation and warranty claims beyond the current accrual levels as of December 31, 2013, see "Note 20-Commitments, Contingencies and Guarantees."

***We May Not Be Able to Maintain Adequate Capital Levels or Liquidity, Which Could Have a Negative Impact on Our Financial Results.***

As a result of the Dodd-Frank Act and international accords, financial institutions are becoming subject to new and increased capital and liquidity requirements. Although U.S. regulators have finalized regulations for some of these requirements, there remains continued uncertainty as to the form the additional new requirements will take or how and when they will apply to us. As a result, it is possible that we could be required to increase our capital and/or liquidity levels above the levels in our current financial plans. These new requirements could have a negative impact on our ability to lend, grow deposit balances or make acquisitions and on our ability to make capital distributions in the form of increased dividends or share repurchases. Higher capital levels could also lower our return on equity. In addition, we could become subject to the Advanced Approaches framework as early as January 1, 2016 for purposes of the regulatory capital we will be required to maintain. Although we have current estimates of risk weight calculations under that framework, there remains uncertainty around future regulatory interpretations of certain of those calculations. Therefore, we cannot assure you that our current estimates will be correct and we may need to hold significantly more regulatory capital in the future than we currently estimate to maintain a given capital ratio.

Recent developments in capital and liquidity requirements that we expect will impact us include the following:

- In December 2010, the Basel Committee published a final framework on capital and in January 2013 published a revised framework on liquidity, together commonly known as Basel III. In July 2013, U.S. banking regulators finalized rules implementing the Basel III capital framework that, among other things: increase the general risk-based and leverage capital requirements; significantly revise the definition of regulatory capital, including by eliminating certain items that constituted regulatory capital; establish a minimum Tier 1 common equity requirement; introduce a new capital conservation buffer requirement; and update the prompt corrective action framework to reflect the new regulatory capital minimums.
- In November 2013, U.S banking regulators issued the Proposed LCR, which would require the Company and each of the Banks to maintain an amount of high quality liquid assets (as defined in the Proposed LCR) that is no less than 100 percent of its total net cash outflows over a prospective 30-calendar day period (as calculated in accordance with the proposed rule).
- Because we are a bank holding company with consolidated assets of more than $50 billion, we are subject to certain heightened prudential standards under the Dodd-Frank Act, including requirements that may be recommended by the Financial Stability Oversight Council and implemented by the Federal Reserve. As a result, we expect to be subject to more stringent standards and requirements than those applicable for smaller institutions, including risk-based capital requirements, leverage limits and liquidity requirements. In December 2011, the Federal Reserve released proposed rules beginning to implement the enhanced prudential requirements, including a detailed liquidity framework that would supplement the liquidity regulations implementing Basel III. If finalized as proposed, these requirements would increase our liquidity requirements and associated compliance and operational costs. The Federal Reserve also indicated that it plans to adopt a capital surcharge for certain larger institutions, but it is not clear to what extent the capital surcharge would apply to us.
- Under the Federal Reserve's Capital Plan Rule, bank holding companies with consolidated assets of $50 billion or more must submit capital plans to the Federal Reserve on an annual basis and must obtain approval from the Federal Reserve before making most capital distributions, such as dividends and share repurchases, in a process commonly referred to as CCAR. As part of its evaluation of a capital plan, the Federal Reserve will consider the comprehensiveness of the plan, the reasonableness of assumptions and

analysis and methodologies used to assess capital adequacy, other qualitative factors at the discretion of the Federal Reserve in addition to the ability of the bank holding company to maintain capital above each minimum regulatory capital ratio and above a Tier 1 common ratio of 5% on a pro forma basis under expected and stressful conditions throughout a planning horizon of at least nine quarters. On September 24, 2013, the Federal Reserve released an interim final rule that stated, for the first time, that the 2014 CCAR cycle will require us to meet Basel III Standardized capital requirements, with appropriate phase-in provisions applicable to Advanced Approaches institutions during the CCAR planning horizon, under the supervisory severely adverse stress scenario in addition to the Capital Plan Rule's Tier 1 common ratio using Basel I definitions.

- We consider various factors in the management of capital, including the impact of stress on our capital position, as determined by both our internal modeling and Federal Reserve modeling of our capital position in CCAR. In the 2013 stress test cycle, including CCAR, there was a large difference between our estimates of our capital levels under stress and the Federal Reserve's estimates of our capital levels under stress. In the 2014 stress test cycle, including CCAR, the difference could be larger because, in addition to using its own assumptions in modeling credit losses and pre-provision net revenue, we expect the Federal Reserve will use its own assumptions in modeling balance sheet size and composition. Therefore, although our estimated capital levels under stress suggest that we have substantial capacity to return capital to shareholders and remain well capitalized under stress, it is possible that the Federal Reserve's modeling may result in a materially lower capacity to return capital to shareholders than our estimates.
- As a financial institution with consolidated assets of more than $250 billion, we became subject to the Advanced Approaches framework at the end of 2012. Prior to full implementation of the Advanced Approaches framework, organizations must complete a qualification period of four consecutive quarters, known as the parallel run, during which they must meet the requirements of the rule to the satisfaction of their primary U.S. banking regulator. We expect to enter parallel run no earlier than January 1, 2015. This will require completing a written implementation plan and building processes and systems to comply with the rules. Compliance with the Advanced Approaches rules will require a material investment of resources.

See "Item 1. Business-Supervision and Regulation" for additional information.

***We Face Risk Related To Our Operational, Technological And Organizational Infrastructure.***

Our ability to grow and compete is dependent on our ability to build or acquire necessary operational, technological and organizational infrastructure. We are in the process of completing significant development projects to complete the systems integration of prior acquisitions and to build a scalable infrastructure in our Consumer and Commercial Banking businesses. For example, we are investing in infrastructure in the Commercial Banking business intended to assist with effective execution of key processes and improve loan origination and underwriting platforms. The 2012 U.S. card acquisition involved the transfer of intellectual property, servicing platforms, infrastructure, contact centers and a significant number of employees. The decoupling and transitioning of these assets, infrastructure and systems from HSBC's current systems and operations and integrating them into our own business operations has been, and we expect it to continue to be, a highly complex process. These infrastructure changes, upgrades and integrations may cause disruptions to our existing and acquired businesses, including, but not limited to, systems interruptions, transaction processing errors, interruptions to collection processes and system conversion delays, all of which could have a negative impact on us. In addition, we have entered into numerous transitional service arrangements with HSBC entities that will provide for services associated with the decoupling and transition of the business. Under these arrangements, HSBC provides certain services to us and we provide certain services to HSBC. These transitional service arrangements will continue for various dates until the separation of the business from HSBC is complete, and during that time we will rely on the ability of the applicable HSBC entities to provide these services. The complexities and requirements of these arrangements will increase the operational risk associated with the transition and integration of the business, and this increased risk could lead to unanticipated expenses, disruptions to our operations or other adverse consequences.

Similar to other large corporations, we are exposed to operational risk that can manifest itself in many ways, such as errors related to failed or inadequate processes, inaccurate models, faulty or disabled computer systems, fraud by employees or persons outside of our company and exposure to external events. In addition, we are heavily dependent on the strength and capability of our technology systems which we use to manage our internal financial and other systems, interface with our customers and develop and implement effective marketing campaigns. We also depend on models to measure risks, estimate certain financial values, determine pricing on certain products, assess capital adequacy and calculate regulatory capital levels. If we implement or design our models poorly or use inaccurate assumptions in our models, business decisions based on the output of the models may be adversely affected. Moreover, information we disclose to investors and our regulators based on poorly designed or implemented models could be inaccurate. Some decisions our regulators make, including those related to our capital distribution plans, may be adversely impacted if they perceive the quality of our models to be insufficient.

Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones and to run our business in compliance with applicable laws and regulations depends on the functionality and reliability of our operational and technology systems. Any disruptions, failures or inaccuracies of our operational and technology systems and models, including those associated with improvements or modifications to such systems and models, could cause us to be unable to market and manage our products and services, manage our risk or to report our financial results in a timely and accurate manner, all of which could have a negative impact on our results of operations.

In some cases, we outsource the maintenance and development of operational and technological functionality to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have limited control. Any increase in the amount of our infrastructure that we outsource to third parties may increase our exposure to these risks.

In addition, our ongoing investments in infrastructure, which may be necessary to maintain a competitive business, integrate acquisitions and establish scalable operations, may increase our expenses. Further, as our business develops, changes or expands, additional expenses can arise as a result of a reevaluation of business strategies, management of outsourced services, asset purchases or other acquisitions, structural reorganization, compliance with new laws or regulations or the integration of newly acquired businesses. As cybersecurity threats continue to evolve, we may also be required to expend significant additional resources to continue to modify or strengthen our protective security measures, investigate and remediate any vulnerabilities of our information systems and infrastructure or invest in new technology designed to mitigate security risks. If we are unable to successfully manage our expenses, our financial results will be negatively affected.

***We Could Incur Increased Costs or Reductions In Revenue Or Suffer Reputational Damage And Business Disruptions In the Event Of The Theft, Loss or Misuse Of Information, Including As A Result Of A Cyber-Attack.***

Our products and services involve the gathering, storage and transmission of sensitive information regarding our customers and their accounts. Our ability to provide such products and services, many of which are web-based, relies upon the management and safeguarding of information, software, methodologies and business secrets. To provide these products and services, we use information systems and infrastructure that we and third party service providers operate. We also have arrangements in place with retail partners and other third parties where we share and receive information about their customers who are or may become our customers. As a financial institution, we also are subject to and examined for compliance with an array of data protection laws, regulations and guidance, as well as to our own internal privacy and information security policies and programs. If our information systems or infrastructure experience a significant disruption or breach, it could lead, depending on the nature of the disruption or breach, to unauthorized access to personal or confidential information of our customers in our possession or unauthorized access to our proprietary information, software, methodologies and business secrets. In addition, if our partners, retailers or other market participants experience a disruption or breach, depending on the nature of the disruption or breach, it could lead to unauthorized transactions on Capital One accounts or unauthorized access to personal or confidential information maintained by those entities. A disruption or breach such as these could result in significant legal and financial exposure, regulatory intervention, remediation costs, card reissuance, supervisory liability, damage to our reputation or loss of confidence in the security of our systems, products and services that could adversely affect our business.

Information security risks for large financial institutions like us have generally increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists, activists, formal and informal instrumentalities of foreign governments and other external parties. As noted above, our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks. Our businesses rely on our digital technologies, computer and email systems, software and networks to conduct their operations. In addition, to access our products and services, our customers may use computers, smartphones, tablet PCs and other mobile devices that are beyond our security control systems. Although we believe we have a robust suite of authentication and layered information security controls, our technologies, systems, networks and our customers' devices may become the target of cyber-attacks or other attacks that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers' confidential, proprietary or other information, including access to accounts with online functionality, which could result in disruptions and damage to the business operations or finances of Capital One, our customers or other third parties. For example, we and other U.S. financial services providers were targeted recently on several occasions with distributed denial-of-service ("DDOS") attacks from sophisticated third parties. DDOS attacks are designed to saturate the targeted online network with excessive amounts of network traffic, resulting in slow response times or even causing the site to be temporarily unavailable. On at least one occasion, a DDOS attack successfully disrupted our consumer online banking services for a period of time, which had a non-material impact on our business. Although we have not experienced any material losses relating to cyber incidents, there can be no assurance that we will not suffer such losses in the future. If future attacks like these are successful or if customers are unable to access their accounts online for other reasons, it could adversely impact our ability to service customer accounts or loans, complete financial transactions for our customers or otherwise operate any of our businesses or services. In addition, a breach or attack affecting one of our third-party service providers or partners could harm our business even if we do not control the service that is attacked.

Because the methods and techniques employed by perpetrators of fraud and others to attack, disable, degrade or sabotage platforms, systems and applications change frequently, are increasingly sophisticated and often are not fully recognized or understood until after they have been launched, we and our third-party service providers and partners may be unable to anticipate certain attack methods in order to implement effective preventative measures. In addition, the increasing prevalence of cyber-attacks and other efforts to breach or disrupt our systems or those of our partners, retailers or other market participants has led, and will likely continue to lead, to increased costs to us with respect to preventing, mitigating and remediating these risks, as well as any related attempted fraud. Further, successful cyber-attacks at other large financial institutions or other market participants, whether or not we are impacted, could lead to a general loss of customer confidence in financial institutions that could negatively affect us, including harming the market perception of the effectiveness of our security measures or the financial system in general which could result in reduced use of our financial products. Though we have insurance against some cyber-risks and attacks, it may not be sufficient to offset the impact of a material loss event.

***The Growth Of Our Direct Banking Business Presents Certain Risks.***

We operate the largest online direct banking institution in the U.S., with approximately $104 billion in deposits as of December 31, 2013. While direct banking represents a significant opportunity to attract new customers that value greater and more flexible access to banking services at reduced costs, it also presents significant risks. In addition to the software, infrastructure and cyber-attack risks discussed above, we face risks related to direct banking, including facing strong competition in the direct banking market. Aggressive pricing throughout the industry may adversely affect the retention of existing balances and the cost-efficient acquisition of new deposit funds and may affect our growth and profitability. In addition, the effects of a competitive environment may be exacerbated by the flexibility of direct banking and the increasing financial and technological sophistication of our customer base. Customers could also close their online accounts or reduce balances or deposits in favor of products and services offered by competitors for other reasons. These shifts, which could be rapid, could result from general dissatisfaction with our products or services, including concerns over pricing, online security or our reputation.

Our direct banking business is dependent on our ability to process, record and monitor a large number of complex transactions. If any of our financial, accounting, or other data processing systems fail or have other significant shortcomings, we could be materially adversely affected. Third parties with which we do business could also be sources of operational risk, particularly in the event of breakdowns or failures of such parties' own systems. We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control, which may include, for example, computer viruses or electrical or telecommunications outages, cyber-attacks, including DDOS discussed above, natural disasters, other damage to property or physical assets or events arising from local or larger scale politics, including terrorist acts. Any of these occurrences could diminish our ability to operate our direct banking business, service customer accounts, and protect customers' information, or result in potential liability to customers, reputational damage, regulatory intervention and customers' loss of confidence in our direct banking business, any of which could result in a material adverse effect.

***We May Fail To Realize All Of The Anticipated Benefits Of Our Mergers, Acquisitions and Strategic Partnerships.***

We have engaged in merger and acquisition activity and entered into strategic partnerships over the past several years and may continue to engage in such activity in the future. For example, in recent years, we have completed the Beech Street Capital, ING Direct and 2012 U.S. card acquisitions. We continue to evaluate and anticipate engaging in, among other merger and acquisition activity, additional strategic partnerships and selected acquisitions of financial institutions and other financial assets, including credit card and other loan portfolios.

Any merger, acquisition or strategic partnership we undertake will entail certain risks, which may materially and adversely affect our results of operations. If we experience greater than anticipated costs to integrate acquired businesses into our existing operations or are not able to achieve the anticipated benefits of any merger, acquisition or strategic partnership, including cost savings and other synergies, our business could be negatively affected. In addition, it is possible that the ongoing integration processes could result in the loss of key employees, errors or delays in systems implementation, the disruption of our ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with partners, clients, customers, depositors and employees or to achieve the anticipated benefits of any merger, acquisition or strategic partnership. Integration efforts also may divert management attention and resources. These integration matters may have an adverse effect on us during any transition period.

In addition, we may face the following risks in connection with any merger, acquisition or strategic partnership:

- *New Businesses and Geographic or Other Markets*. Our merger, acquisition or strategic partnership activity may involve our entry into new businesses and new geographic areas or other markets which present risks resulting from our relative inexperience in these new businesses or markets. These new businesses or markets may change the overall character of our consolidated portfolio of businesses and could react differently to economic and other external factors. We face the risk that we will not be successful in these new businesses or in these new markets.
- *Identification and Assessment of Merger and Acquisition Targets and Deployment of Acquired Assets*. We cannot assure you that we will identify or acquire suitable financial assets or institutions to supplement our

organic growth through acquisitions or strategic partnerships. In addition, we may incorrectly assess the asset quality and value of the particular assets or institutions we acquire. Further, our ability to achieve the anticipated benefits of any merger, acquisition or strategic partnership will depend on our ability to assess the asset quality and value of the particular assets or institutions we partner with, merge with or acquire. We may be unable to profitably deploy any assets we acquire.

- *Accuracy of Assumptions.* In connection with any merger, acquisition or strategic partnership, we may make certain assumptions relating to the proposed merger, acquisition or strategic partnership that may be, or may prove to be, inaccurate, including as a result of the failure to realize the expected benefits of any merger, acquisition or strategic partnership. The inaccuracy of any assumptions we may make could result in unanticipated consequences that could have a material adverse effect on our results of operations or financial condition. Assumptions we might make when considering a proposed merger, acquisition or strategic partnership may relate to numerous matters, including:
  - projections of a target or partner company's future net income and our earnings per share;
  - our ability to issue equity and debt to complete any merger or acquisition;
  - our expected capital structure and capital ratios after any merger, acquisition or strategic partnership;
  - projections as to the amount of future loan losses in any target or partner company's portfolio;
  - the amount of goodwill and intangibles that will result from any merger, acquisition or strategic partnership;
  - certain purchase accounting adjustments that we expect will be recorded in our financial statements in connection with any merger, acquisition or strategic partnership;
  - cost, deposit, cross-selling and balance sheet synergies in connection with any merger, acquisition or strategic partnership;
  - merger, acquisition or strategic partnership costs, including restructuring charges and transaction costs;
  - our ability to maintain, develop and deepen relationships with customers of a target or partner company;
  - our ability to grow a target or partner company's customer deposits and manage a target or partner company's assets and liabilities;
  - higher than expected transaction and integration costs and unknown liabilities as well as general economic and business conditions that adversely affect the combined company following any merger or acquisition transaction;
  - the extent and nature of regulatory oversight over a target or partner company;
  - projected or expected tax benefits or assets;
  - accounting matters related to the target or partner company, including accuracy of assumptions and estimates used in preparation of financial statements such as those used to determine allowance for loan losses, fair value of certain assets and liabilities, securities impairment and realization of deferred tax assets;
  - our expectations regarding macroeconomic conditions, including the unemployment rate, housing prices, the interest rate environment, the shape of the yield curve, inflation and other economic indicators; and other financial and strategic risks associated with any merger or acquisition.
- *Target Specific Risk.* Assets and companies that we acquire, or companies that we enter into strategic partnerships with, will have their own risks that are specific to a particular asset or company. These risks include, but are not limited to, particular or specific regulatory, accounting, operational, reputational and

industry risks, any of which could have a material adverse effect on our results of operations or financial condition. Indemnification rights, if any, may be insufficient to compensate us for any losses or damages resulting from such risks. In addition to regulatory approvals discussed above, certain of our merger, acquisition or partnership activity may require third-party consents in order for us to fully realize the anticipated benefits of any such transaction.

***Reputational Risk and Social Factors May Impact Our Results.***

Our ability to originate and maintain accounts is highly dependent upon the perceptions of consumer and commercial borrowers and deposit holders and other external perceptions of our business practices or our financial health. Adverse perceptions regarding our reputation in the consumer, commercial and funding markets could lead to difficulties in generating and maintaining accounts as well as in financing them. In particular, negative perceptions regarding our reputation could lead to decreases in the levels of deposits that consumer and commercial customers and potential customers choose to maintain with us. Negative public opinion could result from actual or alleged conduct in any number of activities or circumstances, including lending practices, regulatory compliance, inadequate protection of customer information, or sales and marketing, and from actions taken by regulators or other persons in response to such conduct. In addition, third parties with whom we have important relationships may take actions over which we have limited control that could negatively impact perceptions about us.

In addition, a variety of social factors may cause changes in borrowing activity, including credit card use, payment patterns and the rate of defaults by accountholders and borrowers domestically and internationally. These social factors include changes in consumer confidence levels, the public's perception regarding consumer debt, including credit card use, and changing attitudes about the stigma of bankruptcy. If consumers develop or maintain negative attitudes about incurring debt, or if consumption trends decline, our business and financial results will be negatively affected.

***Damage To Our Brands Could Impact Our Financial Performance.***

Our brands have historically been, and we expect them to continue to be, very important to us. As with many financial services institutions, maintaining and enhancing our brand will depend largely on our ability to be a technology leader and to continue to provide high-quality products and services. Negative public perception of our brands could result from actual or alleged conduct in any number of activities, including lending practices, security breaches, corporate governance, regulatory compliance and the use and protection of customer information, as well as from actions taken by government regulators and community organizations in response to that conduct. If we fail to maintain and enhance our brands, or if we incur excessive expenses in this effort, our business, results of operations and financial condition could be materially and adversely affected.

***We Face Intense Competition in All of Our Markets.***

We operate in a highly competitive environment, and we expect competitive conditions to continue to intensify. We face intense competition both in making loans and attracting deposits. We compete on the basis of the rates we pay on deposits and the rates and other terms we charge on the loans we originate or purchase, as well as the quality of our customer service and experience. Price competition for loans might result in origination of fewer loans or earning less on our loans. We expect that competition will continue to increase with respect to most of our products. Some of our competitors are substantially larger than we are, which may give those competitors advantages, including a more diversified product and customer base, the ability to reach out to more customers and potential customers, operational efficiencies, more versatile technology platforms, broad-based local distribution capabilities, lower-cost funding and larger existing branch networks. In addition, some of our competitors, including new and emerging competitors in the digital and mobile payments space, are not subject to the same regulatory requirements or legislative scrutiny to which we are subject, which also could place us at a competitive disadvantage.

We have significantly expanded our partnership business over the past several years with the additions of a number of credit card partnerships. The market for key business partners, especially in the Card business, is very competitive, and we cannot assure you that we will be able to grow or maintain these partner relationships. We face the risk that we could lose partner relationships, even after we have invested significant resources, time and expense in acquiring and developing the relationships. The loss of any of our business partners could have a negative impact on our results of operations, including lower returns, excess operating expense and excess funding capacity.

In such a competitive environment, we may lose entire accounts or may lose account balances to competing firms, or we may find it more costly to maintain our existing customer base. Customer attrition from any or all of our lending products, together with any lowering of interest rates or fees that we might implement to retain customers, could reduce our revenues and therefore our earnings. Similarly, unexpected customer attrition from our deposit products, in addition to an increase in rates or services that we may offer to retain those deposits, may increase our expenses and therefore reduce our earnings.

***If We Do Not Adjust to Rapid Changes in the Financial Services Industry, Our Financial Performance May Suffer.***

Our ability to deliver to stockholders strong financial performance and returns on investment will depend in part on our ability to expand the scope of available financial services to meet the needs and demands of our customers, including by marketing new products to our customer base. Our ability to meet our customers' needs and expectations is key to our ability to grow revenue and earnings. Many of our competitors are focusing on cross-selling their products and developing new products or technologies, which could affect our ability to maintain or grow existing customer relationships or require us to offer lower interest rates or fees on our lending products or higher interest rates on deposits. This increasingly competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems, as well as the accelerating pace of consolidation among financial service providers, all of which may affect our customers' expectations and demands. If we do not successfully anticipate and adjust to changes in the financial service industry, our business and financial results could be negatively affected.

***Fluctuations in Market Interest Rates Or Volatility in the Capital Markets Could Adversely Affect Our Revenue and Expense, the Value of Assets and Obligations, Our Cost of Capital or Our Liquidity.***

Like other financial institutions, our business may be sensitive to market interest rate movement and the performance of the capital markets. Changes in interest rates or in valuations in the debt or equity markets could directly impact us. For example, we borrow money from other institutions and depositors, which we use to make loans to customers and invest in debt securities and other earning assets. We earn interest on these loans and assets and pay interest on the money we borrow from institutions and depositors. Fluctuations in interest rates, including changes in the relationship between short-term rates and long-term rates and in the relationship between our funding basis rate and our lending basis rate, may have negative impacts on our net interest income and therefore our earnings. In addition, interest rate fluctuations and competitor responses to those changes may affect the rate of customer prepayments for mortgage, auto and other term loans and may affect the balances customers carry on their credit cards. These changes can reduce the overall yield on our earning asset portfolio. Changes in interest rates and competitor responses to these changes may also impact customer decisions to maintain balances in the deposit accounts they have with us. In addition, changes in valuations in the debt and equity markets could have a negative impact on the assets we hold in our investment portfolio. Such market changes could also have a negative impact on the valuation of assets for which we provide servicing. Finally, the Final Rule requires that most amounts reported in Accumulated Other Comprehensive Income ("AOCI"), including unrealized gains and losses on securities designated as available for sale, be included in our regulatory capital calculations. Changes in interest rates or market valuations that result in unrealized losses on components of AOCI could therefore impact our regulatory capital ratios negatively.

We assess our interest rate risk by estimating the effect on our earnings under various scenarios that differ based on assumptions about the direction and the magnitude of interest rate changes. We take risk mitigation actions based on those assessments. We face the risk that changes in interest rates could materially reduce our net interest income and our earnings, especially if actual conditions turn out to be materially different than those we assumed. See "MD&A-Market Risk Management" for additional information.

***Our Business Could Be Negatively Affected If We Are Unable to Attract, Retain and Motivate Skilled Senior Leaders.***

Our success depends, in large part, on our ability to retain key senior leaders, and competition for such senior leaders can be intense. The executive compensation provisions of the Dodd-Frank Act and the regulations issued thereunder, and any further legislation, regulation or regulatory guidance restricting executive compensation, may limit the types of compensation arrangements that we may enter into with our most senior leaders and could have a negative impact on our ability to attract, retain and motivate such leaders in support of our long-term strategy. These laws and regulations may not apply in the same manner to all financial institutions, and we therefore may face more restrictions than other institutions and companies with whom we compete for talent. If we are unable to retain talented senior leadership, our business could be negatively affected.

***Our Businesses are Subject to the Risk of Increased Litigation.***

Our businesses are subject to increased litigation risks as a result of a number of factors and from various sources, including the highly regulated nature of the financial services industry, the focus of state and federal prosecutors on banks and the financial services industry, the structure of the credit card industry and business practices in the mortgage lending business. Given the inherent uncertainties involved in litigation, and the very large or indeterminate damages sought in some matters asserted against us, there can be significant uncertainty as to the ultimate liability we may incur from litigation matters. The finding, or even the assertion, of substantial legal liability against us could have a material adverse effect on our business and financial condition and could cause significant reputational harm to us, which could seriously harm our business.

***We Face Risks from Unpredictable Catastrophic Events.***

Despite our substantial business contingency plans, the impact from natural disasters and other catastrophic events, including terrorist attacks, may have a negative effect on our business and infrastructure, including our information technology systems. In addition, if a natural disaster or other catastrophic event occurs in certain regions where our business and customers are concentrated, such as the New York metropolitan area, we could be disproportionately impacted as compared to our competitors. The impact of such events and other catastrophes on the overall economy may also adversely affect our financial condition and results of operations.

***We Face Risks from the Use of or Changes to Estimates in Our Financial Statements.***

Pursuant to generally accepted accounting principles in the U.S. ("U.S. GAAP"), we are required to use certain assumptions and estimates in preparing our financial statements, including, but not limited to, estimating our allowance for loan and lease losses and the fair value of certain assets and liabilities. In addition, the FASB, the SEC and other regulatory bodies may change the financial accounting and reporting standards, including those related to assumptions and estimates we use to prepare our financial statements, in ways that we cannot predict and that could impact our financial statements. If actual results differ from the assumptions or estimates underlying our financial statements or if financial accounting and reporting standards are changed, we may experience unexpected material losses. For a discussion of our use of estimates in the preparation of our consolidated financial statements, see "Note 1-Summary of Significant Accounting Policies."

***Our Ability To Receive Dividends From Our Subsidiaries Could Affect Our Liquidity And Ability To Pay Dividends.***

We are a separate and distinct legal entity from our subsidiaries, including the Banks. Dividends to us from our direct and indirect subsidiaries, including the Banks, have represented a major source of funds for us to pay dividends on our common stock, make payments on corporate debt securities and meet other obligations. There are various federal law limitations on the extent to which the Banks can finance or otherwise supply funds to us through dividends and loans. These limitations include minimum regulatory capital requirements, federal banking law requirements concerning the payment of dividends out of net profits or surplus, Sections 23A and 23B of the Federal Reserve Act and Regulation W governing transactions between an insured depository institution and its affiliates, as well as general federal regulatory oversight to prevent unsafe or unsound practices. If our subsidiaries' earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, our liquidity may be affected and we may not be able to make dividend payments to our common stockholders, make payments on outstanding corporate debt securities or meet other obligations, each and any of which could have a material adverse impact on our results of operations, financial position or perception of financial health.

***The Soundness of Other Financial Institutions Could Adversely Affect Us.***

Our ability to engage in routine funding and other transactions could be adversely affected by the stability and actions of other financial services institutions. Financial services institutions are interrelated as a result of trading, clearing, servicing, counterparty and other relationships. We have exposure to an increasing number of financial institutions and counterparties. These counterparties include institutions that may be exposed to various risks over which we have little or no control, including European or U.S. sovereign debt that is currently or may become in the future subject to significant price pressure, rating agency downgrade or default risk.

In addition, we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients, resulting in a significant credit concentration with respect to the financial services industry overall. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions.

Likewise, adverse developments affecting the overall strength and soundness of our competitors, the financial services industry as a whole and the general economic climate or sovereign debt could have a negative impact on perceptions about the strength and soundness of our business even if we are not subject to the same adverse developments. In addition, adverse developments with respect to third parties with whom we have important relationships also could negatively impact perceptions about us. These perceptions about us could cause our business to be negatively affected and exacerbate the other risks that we face.

## Item 1B. Unresolved Staff Comments

None.

## Item 2. Properties

Our corporate and banking real estate portfolio consists of a combined total of approximately 16.2 million square feet of owned or leased office and retail space, used to support our business. Of this overall portfolio, approximately 10.6 million square feet of space are dedicated for various corporate office uses and approximately 5.6 million square feet of space are for bank branches and related offices.

Our 10.6 million square feet of corporate office space consists of approximately 5.5 million square feet of leased space and 5.1 million square feet of owned space. Our headquarters is located in McLean Virginia, and is included in our corporate office space. We maintain office space primarily in Virginia, Texas, Illinois, New York, Louisiana, Delaware, and Maryland.

Our 5.6 million square feet of banking branch and branch/office space consists of approximately 2.6 million square feet of leased space and 3.0 million square feet of owned space, including branches in locations across New York, Louisiana, Texas, Maryland, Virginia, New Jersey, and the District of Columbia. See "Note 8—Premises, Equipment & Lease Commitments" for information about our premises.

## Item 3. Legal Proceedings

The information required by Item 3 is included in "Note 20—Commitments, Contingencies, Guarantees, and Others."

## Item 4. Mine Safety Disclosures

Not applicable.

# PART II

## Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

### Market Information

Our common stock is listed on the NYSE and is traded under the symbol "COF." As of January 31, 2014, there were 13,280 holders of record of our common stock. The table below presents the high and low closing sales prices of our common stock as reported by the NYSE and cash dividends per common share declared by us during each quarter indicated.

| | Sales Price | | Cash |
|---|---|---|---|
| Quarter ended | High | Low | Dividends |
| **2013:** | | | |
| **December 31** | **$ 76.61** | **$ 67.83** | **$ 0.30** |
| **September 30** | **69.70** | **63.59** | **0.30** |
| **June 30** | **62.81** | **52.76** | **0.30** |
| **March 31** | **62.88** | **50.80** | **0.05** |
| **2012:** | | | |
| December 31 | $ 61.40 | $ 54.77 | $ 0.05 |
| September 30 | 59.37 | 53.36 | 0.05 |
| June 30 | 56.36 | 48.40 | 0.05 |
| March 31 | 57.15 | 43.75 | 0.05 |

### Dividend Restrictions

For information regarding our ability to pay dividends, see the discussion under "Part I—Item 1. Business—Supervision and Regulation—Dividends, Stock Repurchases and Transfers of Funds", "MD&A—Capital Management—Dividend Policy and Stock Purchases", and "Note 12—Regulatory and Capital Adequacy".

### Securities Authorized for Issuance Under Equity Compensation Plans

Information relating to compensation plans under which our equity securities are authorized for issuance is presented in Part III of this report under "Part III—Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

**Common Stock Performance Graph**

The following graph shows the cumulative total stockholder return on our common stock compared with an overall stock market index, the S&P Composite 500 Stock Index ("S&P 500 Index"), and a published industry index, the S&P Financial Composite Index ("S&P Financial Index"), over the five-year period commencing December 31, 2008, and ending December 31, 2013. The stock performance graph assumes that $100 was invested in our common stock and each index and that all dividends were reinvested. The stock price performance on the graph below is not necessarily indicative of future performance.

**Comparison of 5-Year Cummulative Total Return**
**(Capital One, S&P 500 Index and S&P Financial Index)**


$300
$250
$200
$150
$100
$50
$0
$254.55
$204.63
$174.60
12/31/2008
12/31/2009
12/31/2010
12/31/2011
12/31/2012
12/31/2013
Capital One
S&P 500 Index
S&P Financial Index

| | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|
| Capital One | $100.00 | $123.91 | $138.25 | $137.97 | $189.70 | $254.55 |
| S&P 500 Index | 100.00 | 123.45 | 139.24 | 139.23 | 157.90 | 204.63 |
| S&P Financial Index | 100.00 | 114.80 | 127.24 | 103.82 | 131.07 | 174.60 |

**Recent Sales of Unregistered Securities**

We did not have any sales of unregistered equity securities in 2013.

### Issuer Purchases of Equity Securities

The following table presents information related to repurchases of shares of our common stock during the fourth quarter of 2013.

| (Dollars in millions, except per share information) | Total Number of Shares Purchased | Average Price Paid per Share[3] | Total Number of Shares Purchased as Part of Publicly Announced Plans | Maximum Amount Yet to be Purchased Under the 2013 Stock Repurchase Plan[3] |
|---|---|---|---|---|
| October 1-31, 2013 | | | | |
| Open market repurchases[1][2] | **5,589,378** | **$70.16** | 5,576,988 | $353 |
| November 1-30, 2013 | | | | |
| Open market repurchases[1][2] | **3,221,055** | **69.74** | 3,220,200 | 128 |
| December 1-31, 2013 | | | | |
| Open market repurchases[1][2] | **1,788,539** | **72.09** | 1,777,785 | — |
| Total | **10,598,972** | **$70.36** | 10,574,973 | |

(1) Primarily comprised of repurchases under the $1 billion common stock repurchase program ("2013 Stock Repurchase Program") authorized by our Board of Directors and announced on July 2, 2013, which authorized repurchases through March 31, 2014. As of December 31, 2013 we completed the repurchase program. Shares purchased under the 2013 Stock Repurchase Program are considered treasury stock.

(2) Includes 12,390 shares, 855 shares and 10,754 shares during October, November and December 2013, respectively for shares purchased and share swaps made in connection with stock option exercises and the withholding of shares to cover taxes on restricted stock awards whose restrictions have lapsed.

(3) The amounts exclude commission costs.

**Item 6. Summary of Selected Financial Data**

The following table presents selected consolidated financial data and performance metrics for the five-year period ended December 31, 2013. Certain prior period amounts have been reclassified to conform to the current period presentation. We prepare our consolidated financial statements based on U.S. GAAP, which we refer to as our reported results. This data should be reviewed in conjunction with our audited consolidated financial statements and related notes and with the MD&A included in this Report. The historical financial information presented may not be indicative of our future performance. The comparability of our results of operations between reported periods is impacted by the following transactions completed in 2013 and 2012 :

- On November 1, 2013, we completed the acquisition of Beech Street Capital, a privately-held, national originator and servicer of Fannie Mae, Freddie Mac and FHA multifamily commercial real estate loans.
- On September 6, 2013, we completed the Portfolio Sale to Citibank. Pursuant to the agreement we received $6.4 billion for the net portfolio assets.
- On May 1, 2012, we closed the 2012 U.S. card acquisition. At closing, we acquired approximately 27 million new active accounts, $27.8 billion in outstanding credit card receivables designated as held for investment and $327 million in other net assets.
- On February 17, 2012, we completed the ING Direct acquisition. The acquisition resulted in the addition of loans of $40.4 billion, other assets of $53.9 billion and deposits of $84.4 billion as of the acquisition date.

We use the term "Acquired Loans" to refer to a limited portion of the credit card loans acquired in the 2012 U.S. card acquisition and the substantial majority of consumer and commercial loans acquired in the ING Direct and CCB acquisitions, which were recorded at fair value at acquisition and subsequently accounted for based on expected cash flows to be collected (under the accounting standard formerly known as "Statement of Position 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer*," commonly referred to as "SOP 03-3"). The period-end carrying value of acquired loans accounted for subsequent to acquisition based on expected cash flows to be collected was $28.6 billion and $37.1 billion as of December 31, 2013 and 2012, respectively. The difference between the fair value at acquisition and expected cash flows represents the accretable yield, which is recognized into interest income over the life of the loans. The difference between the contractual payments on the loans and expected cash flows represents the nonaccretable difference or the amount of principal and interest not considered collectible, which incorporates future expected credit losses over the life of the loans. Decreases in expected cash flows resulting from further credit deterioration will generally result in an impairment charge recognized in our provision for credit losses and an increase in the allowance for loan and lease losses. Charge offs are not recorded until the expected credit losses within the nonaccretable difference is depleted. In addition, Acquired Loans are not initially classified as delinquent or nonperforming as we expect to collect our net investment in these loans and the nonaccretable difference is expected to absorb the majority of the losses associated with these loans. The accounting and classification of these loans may significantly alter some of our reported credit quality metrics. We therefore supplement certain reported credit quality metrics with metrics adjusted to exclude the impact of these Acquired Loans. For additional information, see "MD&A—Credit Risk Profile" and "Note 4—Loans."

**Five-Year Summary of Selected Financial Data**

| (Dollars in millions, except per share data as noted) | Year Ended December 31, 2013 | 2012 | 2011 | 2010[1] | 2009 | Change 2013 vs. 2012 | 2012 vs. 2011 |
|---|---|---|---|---|---|---|---|
| **Income statement** | | | | | | | |
| Interest income | **$ 19,898** | $ 18,964 | $ 14,987 | $ 15,353 | $ 10,664 | **5%** | 27% |
| Interest expense | **1,792** | 2,375 | 2,246 | 2,896 | 2,967 | **(25)** | 6 |
| Net interest income | **18,106** | 16,589 | 12,741 | 12,457 | 7,697 | **9** | 30 |
| Non-interest income[2] | **4,278** | 4,807 | 3,538 | 3,714 | 5,286 | **(11)** | 36 |
| Total net revenue[3] | **22,384** | 21,396 | 16,279 | 16,171 | 12,983 | **5** | 31 |
| Provision for credit losses[4] | **3,453** | 4,415 | 2,360 | 3,907 | 4,230 | **(22)** | 87 |
| Non-interest expense[5] | **12,514** | 11,946 | 9,332 | 7,934 | 7,417 | **5** | 28 |
| Income from continuing operations before income taxes | **6,417** | 5,035 | 4,587 | 4,330 | 1,336 | **27** | 10 |
| Income tax provision | **2,025** | 1,301 | 1,334 | 1,280 | 349 | **56** | (2) |
| Income from continuing operations, net of tax | **4,392** | 3,734 | 3,253 | 3,050 | 987 | **18** | 15 |
| Loss from discontinued operations, net of tax | **(233)** | (217) | (106) | (307) | (103) | **(7)** | (105) |
| Net income | **4,159** | 3,517 | 3,147 | 2,743 | 884 | **18** | 12 |
| Dividends and undistributed earnings allocated to participating securities | **(17)** | (15) | (26) | — | — | **(13)** | 42 |
| Preferred stock dividends[6] | **(53)** | (15) | — | — | (564) | **(253)** | ** |
| Net income available to common shareholders | **$ 4,089** | $ 3,487 | $ 3,121 | $ 2,743 | $ 320 | **17%** | 12% |
| **Common share statistics** | | | | | | | |
| Basic earnings per common share: | | | | | | | |
| Net income from continuing operations | **$ 7.45** | $ 6.60 | $ 7.08 | $ 6.74 | $ 0.99 | **13%** | (7)% |
| Loss from discontinued operations | **(0.40)** | (0.39) | (0.23) | (0.67) | (0.24) | **(3)** | (70) |
| Net income (loss) per common share | **$ 7.05** | $ 6.21 | $ 6.85 | $ 6.07 | $ 0.75 | **14%** | (9)% |
| Diluted earnings per common share: | | | | | | | |
| Net income from continuing operations | **$ 7.35** | $ 6.54 | $ 7.03 | $ 6.68 | $ 0.98 | **12%** | (7)% |
| Loss from discontinued operations | **(0.39)** | (0.38) | (0.23) | (0.67) | (0.24) | **(3)** | (65) |
| Net income (loss) per common share | **$ 6.96** | $ 6.16 | $ 6.80 | $ 6.01 | $ 0.74 | **13%** | (9)% |
| Dividends per common share | **$ 0.95** | $ 0.20 | $ 0.20 | $ 0.20 | $ 0.53 | **375%** | —% |
| Common dividend payout ratio[7] | **13.48%** | 3.22% | 2.92% | 3.29% | 70.67% | **1,026bps** | 30bps |
| Stock price per common share at period end | **$ 76.61** | $ 57.93 | $ 42.29 | $ 42.56 | $ 38.34 | **32%** | 37% |
| Book value per common share at period end | **72.89** | 69.56 | 64.51 | 58.62 | 59.04 | **5** | 8 |
| Total market capitalization at period end | **43,875** | 33,727 | 19,301 | 19,271 | 17,268 | **30** | 75 |
| **Average balances** | | | | | | | |
| Loans held for investment[8] | **$192,614** | $187,915 | $128,424 | $128,526 | $ 99,787 | **3%** | 46% |
| Interest-earning assets | **266,423** | 255,079 | 175,265 | 175,683 | 145,552 | **4** | 46 |
| Total assets | **297,284** | 286,602 | 199,718 | 200,114 | 171,598 | **4** | 44 |
| Interest-bearing deposits | **187,700** | 183,314 | 109,644 | 104,743 | 103,078 | **2** | 67 |
| Total deposits | **209,045** | 203,055 | 126,694 | 119,010 | 115,601 | **3** | 60 |
| Borrowings | **37,807** | 38,025 | 38,022 | 49,620 | 23,522 | **(1)** | ** |
| Common equity | **40,722** | 36,996 | 28,579 | 24,941 | 25,177 | **10** | 29 |
| Total stockholders' equity | **41,575** | 37,327 | 28,579 | 24,941 | 26,606 | **11** | 31 |

| (Dollars in millions, except per share data as noted) | Year Ended December 31, | | | | | Change | |
|---|---|---|---|---|---|---|---|
| | 2013 | 2012 | 2011 | 2010(1) | 2009 | 2013 vs. 2012 | 2012 vs. 2011 |
| **Selected performance metrics** | | | | | | | |
| Purchase volume(9) | **$201,074** | $180,599 | $135,120 | $106,912 | $102,068 | **11%** | 34% |
| Total net revenue margin(10) | **8.40%** | 8.39% | 9.29% | 9.20% | 8.92% | **1bps** | (90)bps |
| Net interest margin(11) | **6.80** | 6.50 | 7.27 | 7.09 | 5.29 | **30** | (77) |
| Net charge-offs | **$ 3,934** | $ 3,555 | $ 3,771 | $ 6,651 | $ 4,568 | **11%** | (6)% |
| Net charge-off rate(12) | **2.04%** | 1.89% | 2.94% | 5.18% | 4.58% | **15bps** | (105)bps |
| Net charge-off rate (excluding Acquired Loans)(13) | **2.45** | 2.34 | 3.06 | 5.45 | 4.94 | **11** | (72) |
| Return on average assets(14) | **1.48** | 1.30 | 1.63 | 1.52 | 0.58 | **18** | (33) |
| Return on average tangible assets(15) | **1.56** | 1.38 | 1.75 | 1.64 | 0.63 | **18** | (37) |
| Return on average common equity(16) | **10.61** | 10.01 | 11.29 | 12.23 | 1.68 | **60** | (128) |
| Return on average tangible common equity(17) | **17.44** | 17.31 | 22.11 | 27.94 | 3.74 | **13** | (480) |
| Equity-to-assets ratio(18) | **13.98** | 13.02 | 14.31 | 12.46 | 15.50 | **96** | (129) |
| Non-interest expense as a % of average loans held for investment(19) | **6.50** | 6.36 | 7.27 | 6.17 | 7.43 | **14** | (91) |
| Efficiency ratio(20) | **55.91** | 55.83 | 57.33 | 49.06 | 56.21 | **8** | (150) |
| Effective income tax rate from continuing operations | **31.56** | 25.84 | 29.08 | 29.56 | 26.16 | **572** | (324) |

| (Dollars in millions except per share data as noted) | December 31, | | | | | Change | |
|---|---|---|---|---|---|---|---|
| | 2013 | 2012 | 2011 | 2010(1) | 2009 | 2013 vs. 2012 | 2012 vs. 2011 |
| **Balance sheet (period end)** | | | | | | | |
| Loans held for investment(8) | **$197,199** | $205,889 | $135,892 | $125,947 | $ 90,619 | **(4)%** | 52% |
| Interest-earning assets | **265,170** | 280,096 | 179,878 | 172,071 | 139,751 | **(5)** | 56 |
| Total assets | **297,048** | 312,918 | 206,019 | 197,503 | 169,646 | **(5)** | 52 |
| Interest-bearing deposits | **181,880** | 190,018 | 109,945 | 107,162 | 102,370 | **(4)** | 73 |
| Total deposits | **204,523** | 212,485 | 128,226 | 122,210 | 115,809 | **(4)** | 66 |
| Borrowings | **40,654** | 49,910 | 39,561 | 41,796 | 21,014 | **(19)** | 26 |
| Common equity | **40,891** | 39,646 | 29,666 | 26,541 | 26,590 | **3** | 34 |
| Total stockholders' equity | **41,744** | 40,499 | 29,666 | 26,541 | 26,590 | **3** | 37 |
| **Credit quality metrics (period end)** | | | | | | | |
| Allowance for loan and lease losses | **$ 4,315** | $ 5,156 | $ 4,250 | $ 5,628 | $ 4,127 | **(16)%** | 21% |
| Allowance as a % of loans held of investment ("allowance coverage ratio") | **2.19%** | 2.50% | 3.13% | 4.47% | 4.55% | **(31)bps** | (63)bps |
| Allowance as a % of loans held of investment (excluding Acquired Loans)(13) | **2.54** | 3.02 | 3.22 | 4.67 | 4.95 | **(48)** | (20) |
| 30+ day performing delinquency rate | **2.63** | 2.70 | 3.35 | 3.52 | 3.98 | **(7)** | (65) |
| 30+ day performing delinquency rate (excluding Acquired Loans)(13) | **3.08** | 3.29 | 3.47 | 3.68 | 4.32 | **(21)** | (18) |
| 30+ day delinquency rate | **2.96** | 3.09 | 3.95 | 4.23 | N/A | **(13)** | (86) |
| 30+ day delinquency rate (excluding Acquired Loans)(13) | **3.46** | 3.77 | 4.09 | 4.43 | N/A | **(31)** | (32) |
| **Capital ratios** | | | | | | | |
| Tier 1 common ratio(21) | **12.23%** | 10.96% | 9.67% | 8.77% | 10.62% | **127bps** | 129bps |
| Tier 1 risk-based capital ratio(22) | **12.61** | 11.34 | 12.01 | 11.63 | 13.75 | **127** | (67) |
| Total risk-based capital ratio(23) | **14.73** | 13.56 | 14.86 | 16.83 | 17.70 | **117** | (130) |
| Tangible common equity ("TCE") ratio(24) | **8.93** | 7.89 | 8.20 | 6.84 | 8.03 | **104** | (31) |
| **Associates** | | | | | | | |
| Full-time equivalent employees (in thousands) | **42.0** | 39.6 | 30.5 | 25.7 | 25.9 | **6%** | 30% |

| | Year ended December 31, | | | | | Change | |
|---|---|---|---|---|---|---|---|
| | **2013** | **2012** | **2011** | **2010[1]** | **2009** | **2013 vs. 2012** | **2012 vs. 2011** |
| **Managed metrics[25]** | | | | | | | |
| Average loans held for investment | **$192,614** | $187,915 | $128,424 | $128,622 | $143,514 | **3%** | 46% |
| Average interest-earning assets | **266,423** | 255,079 | 175,341 | 175,757 | 186,218 | **4** | 45 |
| Period-end loans: | | | | | | | |
| Period-end on-balance sheet loans held for investment | **197,199** | 205,889 | 135,892 | 125,947 | 90,619 | **(4)** | 52 |
| Period-end off-balance sheet securitized loans | **—** | — | — | — | 46,184 | **—** | — |
| Total period-end managed loans | **$197,199** | $205,889 | $135,892 | $125,947 | $136,803 | **(4)%** | 52% |
| Period-end total loan accounts (in millions) | **95.6** | 122.1 | 70.0 | 37.4 | 37.8 | **(22)%** | 74% |
| 30+ day performing delinquency rate | **2.63%** | 2.70% | 3.35% | 3.52% | 4.62% | **(7)bps** | (65)bps |
| Net charge-off rate | **2.04** | 1.89 | 2.94 | 5.18 | 5.87 | **15** | (105) |
| Non-interest expense as a % of average loans held for investment[19] | **6.50** | 6.36 | 7.27 | 6.17 | 5.17 | **14** | (91) |
| Efficiency ratio | **55.91** | 55.83 | 57.33 | 49.06 | 43.35 | **8** | (150) |

** Change is less than one percent or not meaningful.

(1) Effective January 1, 2010, we prospectively adopted two accounting standards related to the transfer and servicing of financial assets and consolidations that changed how we account for securitized loans. The adoption of these accounting standards, which we refer to in this Report as "consolidation accounting standards," resulted in the consolidation of our credit card securitization trusts and certain other trusts, which added $41.9 billion of assets, consisting primarily of credit card loan receivables underlying the consolidated securitization trusts, along with $44.3 billion of related debt issued by these trusts to third-party investors to our reported consolidated balance sheets and reduced our stockholders' equity by $2.9 billion and reduced our Tier 1 risk-based capital ratio to 9.9% from 13.8%. The reduction to stockholders' equity was driven by the establishment of an allowance for loan and lease losses of $4.3 billion (pre-tax) primarily related to receivables held in credit card securitization trusts that were consolidated at the adoption date. Prior period reported amounts have not been restated as the accounting standards were adopted prospectively. Prior to January 1, 2010, in addition to our reported U.S. GAAP results, we presented and analyzed our results on a non-GAAP "managed basis." Our managed-basis presentation included certain reclassification adjustments that assumed securitized loans accounted for as sales remained on balance sheet, and the earnings from the off-balance sheet securitized loans were reported in our results of operations in the same manner as earnings on retained loans recorded on our consolidated balance sheets. While our managed presentation resulted in differences in the classification of revenues in our consolidated statements of income, net income on a managed basis was the same as our reported net income. We believe this managed-basis information was useful to investors because it enabled them to understand both the credit risks associated with loans reported on our consolidated balance sheets and our retained interests in securitized loans. As a result of the adoption of the consolidation accounting standards, our reported and managed based presentations are generally comparable for periods beginning after January 1, 2010. See "MD&A—Supplemental Tables" and "Exhibit 99.1" for additional information on our non-GAAP managed presentation and other non- GAAP measures.

(2) Includes a bargain purchase gain of $594 million attributable to the ING Direct acquisition recognized in non-interest income in the first quarter of 2012. The bargain purchase gain represents the excess of the fair value of the net assets acquired from ING Direct as of the acquisition date over the consideration transferred.

(3) Total net revenue was reduced by $796 million, $937 million, $371 million, $950 million and $2.1 billion in 2013, 2012, 2011, 2010, and 2009, respectively, for the estimated uncollectible amount of billed finance charges and fees. The reserve for estimated uncollectible billed finance charges and fees, which we refer to as the finance charge and fee reserve, totaled $190 million, $307 million, $74 million, $211 million and $624 million as of December 31, 2013, 2012, 2011, 2010, and 2009, respectively.

(4) Provision for credit losses for 2012 includes expense of $1.2 billion to establish an initial allowance for the receivables acquired in the 2012 U.S. card acquisition accounted for based on contractual cash flows.

(5) Includes purchased credit card relationship intangible amortization of $434 million, $350 million and $21 million in 2013, 2012 and 2011, respectively, the substantial majority of which is attributable to the 2012 U.S. card acquisition. Also includes core deposit intangible amortization of $165 million, $193 million, $172 million, $199 million and $212 million in 2013, 2012, 2011, 2010, and 2009, respectively.

(6) Preferred stock dividends in 2009 were attributable to our participation in the U.S. Department of Treasury's Troubled Asset Relief Program ("TARP").

(7) Calculated based on dividends per common share for the period divided by basic earnings per common share for the period.

(8) Loans held for investment includes loans acquired in the CCB, ING Direct and 2012 U.S. card acquisitions. See "Note 4—Loans" for additional information on Acquired Loans.

(9) Consists of credit card purchase transactions, net of returns, for the period for both loans classified as held for investment and loans classified as held for sale. Excludes cash advance and balance transfer transactions.

(10) Calculated based on total net revenue for the period divided by average interest-earning assets for the period.

(11) Calculated based on net interest income for the period divided by average interest-earning assets for the period.

(12) Calculated based on net charge-offs for the period divided by average loans held for investment for the period.

(13) Calculation of ratio adjusted to exclude Acquired Loans from the denominator. See "MD&A—Business Segment Financial Performance," "MD&A—Credit Risk Profile" and "Note 4—Loans" for additional information on the impact of Acquired Loans on our credit quality metrics.

(14) Calculated based on income from continuing operations, net of tax, for the period divided by average total assets for the period.

(15) Calculated based on income from continuing operations, net of tax, for the period divided by average tangible assets for the period. See "MD&A—Supplemental Tables—Table F: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures Under Basel I" for additional information.

(16) Calculated based on the sum of (i) income from continuing operations, net of tax; (ii) less dividends and undistributed earnings allocated to participating securities; (iii) less preferred stock dividends, for the period, divided by average common equity. Our calculation of return on average common equity may not be comparable to similarly titled measures reported by other companies.

(17) Calculated based on the sum of (i) income from continuing operations, net of tax; (ii) less dividends and undistributed earnings allocated to participating securities; (iii) less preferred stock dividends, for the period, divided by average tangible common equity. Our calculation of return on average tangible common equity may not be comparable to similarly titled measures reported by other companies. See "MD&A—Supplemental Tables—Table F: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures Under Basel I" for additional information.

(18) Calculated based on average stockholders' equity for the period divided by average total assets for the period.

(19) Calculated based on non-interest expense for the period divided by average loans held for investment for the period.

(20) Calculated based on non-interest expense for the period divided by total net revenue for the period.

(21) Tier 1 common ratio is a regulatory capital measure calculated based on Tier 1 common equity divided by risk-weighted assets. See "MD&A—Capital Management" and "MD&A—Supplemental Tables—Table F: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures Under Basel I" for additional information, including the calculation of this ratio.

(22) Tier 1 risk-based capital ratio is a regulatory measure calculated based on Tier 1 capital divided by risk-weighted assets. See "MD&A—Capital Management" and "MD&A—Supplemental Tables—Table F: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures Under Basel I" for additional information, including the calculation of this ratio.

(23) Total risk-based capital ratio is a regulatory measure calculated based on total risk-based capital divided by risk-weighted assets. See "MD&A—Capital Management" and "MD&A—Supplemental Tables—Table F: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures Under Basel I" for additional information, including the calculation of this ratio.

(24) TCE ratio is a non-GAAP measure calculated based on tangible common equity divided by tangible assets. See "MD&A—Supplemental Tables—Table F: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures Under Basel I" for the calculation of this measure and reconciliation to the comparative GAAP measure. The TCE ratio as of December 31, 2013 has been updated from 8.70% as reported in our Exhibit 99.2 of our Current Report Form 8-K as filed on January 16, 2014.

(25) See "MD&A—Supplemental Tables" and Exhibit 99.1 for a reconciliation of non-GAAP managed measures to comparable U.S. GAAP measures.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

*This discussion contains forward-looking statements that are based upon management's current expectations and are subject to significant uncertainties and changes in circumstances. Please review "Forward-Looking Statements" for more information on the forward-looking statements in this Report. Our actual results may differ materially from those included in these forward-looking statements due to a variety of factors including, but not limited to, those described in this Report in "Part I—Item 1A. Risk Factors." Unless otherwise specified, references to notes to our consolidated financial statements refers to the notes to our consolidated financial statements as of December 31, 2013 included in this 2013 Annual Report.*

Management monitors a variety of key indicators to evaluate our business results and financial condition. The following MD&A is intended to provide the reader with an understanding of our results of operations, financial condition and liquidity by focusing on changes from year to year in certain key measures used by management to evaluate performance, such as profitability, growth and credit quality metrics. MD&A is provided as a supplement to, and should be read in conjunction with, our audited consolidated financial statements as of December 31, 2013 and accompanying notes. MD&A is organized in the following sections:

- Executive Summary and Business Outlook
- Critical Accounting Policies and Estimates
- Accounting Changes and Developments
- Consolidated Results of Operations
- Business Segment Financial Performance
- Consolidated Balance Sheets Analysis
- Off-Balance Sheet Arrangements and Variable Interest Entities
- Capital Management
- Risk Management
- Credit Risk Profile
- Liquidity Risk Profile
- Market Risk Profile
- Supplemental Tables
- Glossary and Acronyms

## EXECUTIVE SUMMARY AND BUSINESS OUTLOOK

In 2013, we continued to deliver strong returns. All three of our business segments delivered growth in total revenues during the year, allowing us to remain focused on providing sustained and improved profitability and shareholder value.

On July 2, 2013, our Board of Directors authorized the repurchase of up to $1 billion of shares of our common stock ("2013 Stock Repurchase Program") upon the closing of the Portfolio Sale. As of December 31, 2013, we have completed the repurchase of common stock as part of the 2013 Stock Repurchase Program.

### Financial Highlights

We reported net income of $4.2 billion ($6.96 per diluted share) on total net revenue of $22.4 billion for 2013, with each of our three business segments contributing to our earnings. In comparison, we reported net income of $3.5 billion ($6.16 per diluted share) on total net revenue of $21.4 billion for 2012 and $3.1 billion ($6.80 per diluted share) on total net revenue of $16.3 billion in 2011.

Our Tier 1 common ratio, as calculated under Basel I, increased to 12.23% as of December 31, 2013, up 127 basis points from 10.96% as of December 31, 2012. The increase in our Tier 1 common ratio reflects strong internal capital generation from earnings and the full benefit of the decline in risk weighted assets from the Portfolio Sale, which was offset by the decline in capital level from the 2013 Stock Repurchase Program. See "Capital Management" below for additional information.

Below are additional highlights of our performance in 2013. These highlights generally are based on a comparison between 2013 and 2012 results, except as otherwise noted. The changes in our financial condition and credit performance are generally based on our financial condition and credit performance as of December 31, 2013, compared with our financial condition and credit performance as of December 31, 2012. We provide a more detailed discussion of our financial performance in the sections following this "Executive Summary and Business Outlook."

***Total Company***

- *Earnings*: Our net income increased by $642 million in 2013, or 18%, to $4.2 billion, compared to $3.5 billion for 2012. A significant driver of the increase in earnings in 2013 was the growth in interest income attributable to (i) the increase in average interest-earning assets as a result of the ING Direct and 2012 U.S. card acquisitions, growth in purchase volumes in the Credit Card business and growth in auto loans, partially offset by the Portfolio Sale and the expected run-off of home loans, and (ii) the decrease in interest expense due to lower costs related to borrowings and debt obligations. Another factor contributing to the increase in earnings was the absence in 2013 of the provision for credit losses of $1.2 billion related to the credit card receivables acquired in the 2012 U.S. card acquisition recorded in the second quarter of 2012. This effect was partially offset by the absence in 2013 of the bargain purchase gain of $594 million recorded in 2012 at the acquisition of ING Direct in the first quarter of 2012 and higher ongoing operating expenses.
- *Loans Held for Investment:* Period-end loans held for investment decreased by $8.7 billion, or 4%, in 2013, to $197.2 billion as of December 31, 2013, from $205.9 billion as of December 31, 2012. The decrease was partially due to the Portfolio Sale. In addition to the Portfolio Sale, period-end loans held for investment also decreased due to the expected run-off of certain credit card loans acquired in the 2012 U.S. card acquisition, installment loans in our Credit Card business, home loans in our Consumer Banking business and small-ticket commercial real estate loans in our Commercial Banking business. This run-off was partially offset by continued strong auto loan originations in our Consumer Banking business and commercial and industrial and commercial real estate loan growth in our Commercial Banking business.
- *Charge-off and Delinquency Statistics*: Our net charge-off rate increased by 15 basis points in 2013 to 2.04%, compared to 1.89% for 2012. The increases in our reported net charge-offs and net charge-off rate were largely due to the run-off of certain credit card loans acquired in the 2012 U.S. card acquisition. Acquired loans from this portfolio generally have no charge-offs, but the balance is included in the denominator. As such, when these loans run-off and are replaced with originated loans, our charge-off rates increase. Our reported 30+ day delinquency rate declined to 2.96% as of December 31, 2013, from 3.09% as of December 31, 2012. We provide information on our credit quality metrics below under "Business Segment Financial Performance" and "Credit Risk Profile."
- *Allowance for Loan and Lease Losses*: We reduced our allowance by $841 million to $4.3 billion as of December 31, 2013, from $5.2 billion as of December 31, 2012. The decrease in the allowance was mainly due to an overall improved credit outlook coupled with improvements in delinquency inventories and the reduction in loan balances. In addition, the allowance was reduced by $289 million related to the Portfolio Sale in the third quarter of 2013. The allowance coverage ratio declined to 2.19% as of December 31, 2013, from 2.50% as of December 31, 2012.
- *Representation and Warranty Reserve*: We recorded a mortgage representation and warranty provision of $309 million in 2013 compared to $349 million in 2012. Our mortgage representation and warranty reserve increased to $1.2 billion as of December 31, 2013, from $899 million as of December 31, 2012. The increase in the reserve is primarily due to increased litigation and estimated settlement rates on active litigation.

***Business Segment Financial Performance***

- *Credit Card:* Our Credit Card business generated net income from continuing operations of $2.6 billion in 2013, compared with net income from continuing operations of $1.5 billion in 2012. The increase in net income from continuing operations of $1.1 billion was driven by the absence in 2013 of the provision for credit losses of $1.2 billion to establish an allowance for the credit card receivables acquired in the 2012 U.S. card acquisition and the absence in 2013 of the $174 million charge to establish a reserve for estimated uncollectible billed finance charges and fees related to those loans, both of which were recorded in 2012. The improvement also reflects higher revenue attributable to the 2012 U.S. card acquisition coupled with increased purchase volume in our Credit Card business. The increase in net revenues was partially offset by higher operating expenses resulting from the 2012 U.S. card acquisition. Period-end loans held for investment in our Credit Card business decreased by $10.5 billion to $81.3 billion as of December 31, 2013 from $91.8 billion as of December 31, 2012. The decrease was largely due to the Portfolio Sale and continued run-off of our installment loan portfolio and certain other credit card loans acquired in the 2012 U.S. card acquisition.

- *Consumer Banking:* Our Consumer Banking business generated net income from continuing operations of $1.5 billion in 2013, compared with net income from continuing operations of $1.4 billion in 2012. The modest increase in net income is due to higher interest income related to growth in average interest earning assets in auto partially offset by the run-off of home loans. Period-end loans held for investment in our Consumer Banking business decreased by $4.3 billion, or 6%, to $70.8 billion as of December 31, 2013, from $75.1 billion as of December 31, 2012, due to the run-off of acquired home loans partially offset by strong auto loan originations.
- *Commercial Banking:* Our Commercial Banking business generated net income from continuing operations of $769 million in 2013, compared with net income from continuing operations of $835 million in 2012. The decrease in net income of $66 million is due to a higher provision for credit losses. The higher provision for credit losses was driven by lower allowance releases, which was partially offset by loan growth in 2013 compared to the prior year. This was partially offset by higher revenues due to growth in commercial real estate and commercial and industrial loans and higher deposit balances and fee-based product and services revenue. Period-end loans held for investment in our Commercial Banking business increased by $6.2 billion, or 16%, to $45.0 billion as of December 31, 2013, from $38.8 billion as of December 31, 2012. The increase was driven by strong loan originations in the commercial and industrial and commercial real estate businesses, which were partially offset by the continued run-off of the small-ticket commercial real estate loan portfolio.

**Business Outlook**

We discuss below our current expectations regarding our total company performance and the performance of each of our business segments over the near-term based on market conditions, the regulatory environment and our business strategies as of the time we filed this Annual Report on Form 10-K. The statements contained in this section are based on our current expectations regarding our outlook for our financial results and business strategies. Our expectations take into account, and should be read in conjunction with, our expectations regarding economic trends and analysis of our business as discussed in "Part I—Item 1. Business" and "Part II—Item 7. MD&A" of this Report. Certain statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those in our forward-looking statements. Except as otherwise disclosed, forward-looking statements do not reflect: (i) any change in current dividend or repurchase strategies, (ii) the effect of any acquisitions, divestitures or similar transactions that have not been previously disclosed, or (iii) any changes in laws, regulations or regulatory interpretations, in each case after the date as of which such statements are made. See "Part I—Item 1. Business—Forward-Looking Statements" for more information on the forward-looking statements in this Report and "Part I—Item 1A. Risk Factors" in this Report for factors that could materially influence our results.

***Total Company Expectations***

Our strategies and actions are designed to deliver and sustain strong returns and capital generation through the acquisition and retention of franchise-enhancing customer relationships across our businesses. We believe that franchise-enhancing customer relationships create and sustain significant long-term value through low risk-adjusted credit costs, long and loyal customer relationships and a gradual build in loan balances and revenues over time. Examples of franchise-enhancing customer relationships include rewards customers and partnerships in our Credit Card business, retail deposit customers in our Consumer Banking business and primary banking relationships with commercial customers in our Commercial Banking business. We intend to grow these customer relationships by continuing to invest in scalable infrastructure and operating platforms, so that we can meet the heightened risk management expectations facing all banks and deliver a "brand-defining" customer experience that builds and sustains a valuable, long-term customer franchise.

We expect 2014 pre-provision net revenue, excluding non-recurring items, of approximately $9.8 billion. In 2014, we expect very modest revenue growth, after adjusting for the Portfolio Sale. We also expect operating expenses in 2014 to be approximately $10.5 billion, excluding non-recurring items. These estimates are expected to vary within a reasonable margin of error. We anticipate that marketing expenses will rise in 2014, although actual marketing expenses will depend on our assessment of the market and competitive opportunities. In addition, we continue to expect portfolio run-off of approximately $1 billion in card loans and $4 billion in home loans in 2014.

We believe our actions have created a well-positioned balance sheet with strong capital and liquidity. In our recent submission in the 2014 CCAR cycle, we requested share repurchases that, if approved, would result in a total payout ratio well above the 2013 industry norm of approximately 50%. See "MD&A—Capital Management-Capital Planning and Regulatory Stress Testing" for more information.

***Business Segment Expectations***

- *Credit Card:* We expect Domestic Card loan growth in the coming quarters to be muted as planned run-off and other strategic choices we have made continue to mask strong underlying growth in areas we are emphasizing. We expect loan growth in Domestic Card to resume sometime around the second half of 2014, when underlying loan growth will begin to more than offset shrinkage in other parts of the business. Trends in loans and purchase volumes continue to reflect our strategic choices. Overall, we believe that our Domestic Card business continues to be well-positioned and will continue to deliver strong, sustainable and resilient returns and generate capital on a strong trajectory.
- *Consumer Banking:* In our Consumer Banking business, we expect continued run-off in the acquired Home Loans portfolio to have a significant impact on loan balances. In Auto, we expect credit losses will continue to increase from the historic lows of the past few years and Auto revenues, margins and returns to continue to decline, but remain resilient and within ranges that support an attractive business. In addition, we expect the inexorable impacts of the prolonged low interest rate environment to continue to pressure the economics of our retail deposit businesses even if rates begin to rise in 2014.
- *Commercial Banking:* Our Commercial Banking business loan growth, credit and profitability trends remain healthy. While increasing competition, particularly in middle-market lending, may continue to impact the pricing and volume of our new loan originations, we expect our focus and specialized approach to deliver strong results in 2014.

**Table 1: Business Segment Results**

| (Dollars in millions) | 2013 Total Net Revenue[1] Amount | 2013 Total Net Revenue[1] % of Total | 2013 Net Income (Loss)[2] Amount | 2013 Net Income (Loss)[2] % of Total | 2012 Total Net Revenue[1] Amount | 2012 Total Net Revenue[1] % of Total | 2012 Net Income (Loss)[2] Amount | 2012 Net Income (Loss)[2] % of Total | 2011 Total Net Revenue[1] Amount | 2011 Total Net Revenue[1] % of Total | 2011 Net Income (Loss)[2] Amount | 2011 Net Income (Loss)[2] % of Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Card | $14,287 | 64% | $2,615 | 60% | $13,260 | 62% | $1,530 | 41% | $10,431 | 64% | $2,277 | 70% |
| Consumer Banking | 6,654 | 30 | 1,451 | 33 | 6,570 | 30 | 1,363 | 37 | 4,956 | 30 | 809 | 25 |
| Commercial Banking[3] | 2,290 | 10 | 769 | 17 | 2,080 | 10 | 835 | 22 | 1,879 | 12 | 595 | 18 |
| Other[4] | (847) | (4) | (443) | (10) | (514) | (2) | 6 | — | (987) | (6) | (428) | (13) |
| Total from continuing operations | $22,384 | 100% | $4,392 | 100% | $21,396 | 100% | $3,734 | 100% | $16,279 | 100% | $3,253 | 100% |

(1) Total net revenue consists of net interest income and non-interest income.

(2) Net income for our business segments is reported based on income from continuing operations, net of tax.

(3) Because we have some affordable housing tax-related investments that generate tax-exempt income or tax credits, we make certain reclassifications to our Commercial Banking business results to present revenues on a taxable-equivalent basis.

(4) Includes the residual impact of the allocation of our centralized Corporate Treasury group activities to our business segments as well as other items as described in "Note 19—Business Segments".

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expenses in the consolidated financial statements. Understanding our accounting policies and the extent to which we use management judgment and estimates in applying these policies is integral to understanding our financial statements. We provide a summary of our significant accounting policies under "Note 1—Summary of Significant Accounting Policies".

We have identified the following accounting policies as critical because they require significant judgments and assumptions about highly complex and inherently uncertain matters and the use of reasonably different estimates and assumptions could have a material impact on our reported results of operations or financial condition. These critical accounting policies govern:

- Loan loss reserves
- Asset impairment
- Fair value of financial instruments
- Representation and warranty reserves
- Customer rewards reserves
- Income taxes

We evaluate our critical accounting estimates and judgments on an ongoing basis and update them, as necessary, based on changing conditions. Management has discussed our critical accounting policies and estimates with the Audit Committee of the Board of Directors.

### Loan Loss Reserves

We maintain an allowance for loan and lease losses that represents management's estimate of incurred loan and lease losses inherent in our held-for-investment credit card, consumer banking and commercial banking loan portfolios as of each balance sheet date, as well as a reserve for unfunded lending commitments, such as letters of credit and financial guarantees, and binding unfunded loan commitments. We also maintain a separate reserve for the uncollectible portion of billed finance charges and fees on credit card loans.

### *Allowance for Loan and Lease Losses*

We have an established process, using analytical tools and management judgment, to determine our allowance for loan and lease losses. Losses are inherent in our loan portfolio and we calculate the allowance for loan and lease losses by estimating incurred losses for segments of our loan portfolio with similar risk characteristics and record a provision for credit losses. We build our allowance for loan and lease losses and unfunded lending commitment reserves through the provision for credit losses. Our provision for credit losses in each period is driven by charge-offs, changes to allowance for loan and lease losses, and changes to unfunded lending commitments. We recorded a provision for credit losses of $3.5 billion, $4.4 billion and $2.4 billion in 2013, 2012 and 2011, respectively. The allowance totaled $4.3 billion as of December 31, 2013, compared with $5.2 billion as of December 31, 2012.

We review and assess our allowance methodologies and adequacy of the allowance for loan and lease losses on a quarterly basis. Our assessment involves evaluating many factors including, but not limited to, historical loss and recovery experience, recent trends in delinquencies and charge-offs, risk ratings, the impact of bankruptcy filings, the value of collateral underlying secured loans, account seasoning, changes in our credit evaluation, underwriting and collection management policies, seasonality, general economic conditions, changes in the legal and regulatory environment and uncertainties in forecasting and modeling techniques used in estimating our allowance for loan and lease losses. Key factors that have a significant impact on our allowance for loan and lease losses include assumptions about unemployment rates, home prices, and the valuation of commercial properties, consumer real estate, and automobiles.

Although we examine a variety of externally available data, as well as our internal loan performance data, to determine our allowance for loan and lease losses, our estimation process is subject to risks and uncertainties, including a reliance on historical loss and trend information that may not be representative of current conditions and indicative of future performance. Accordingly, our actual credit loss experience may not be in line with our expectations. We provide additional information on the methodologies and key assumptions used in determining our allowance for loan and lease losses for each of our loan portfolio segments in "Note 1—Summary of Significant Accounting Policies." We provide information on the components of our allowance, disaggregated by impairment methodology, and changes in our allowance in "Note 5—Allowance for Loan and Lease Losses."

### *Reserve for Unfunded Lending Commitments*

In addition to the allowance for loan and lease losses, we also estimate probable losses related to unfunded lending commitments, such as letters of credit and financial guarantees, and binding unfunded loan commitments. Our commercial loan portfolio is primarily composed of larger-balance, non-homogeneous loans. We determine the allowance and reserve for unfunded lending commitments for our commercial loan portfolio by evaluating loans with similar risk characteristics and applying internal risk ratings. We use these risk ratings to assess credit quality and derive a total loss estimate based on an estimated probability of default and loss given default. Factors we consider in determining risk ratings and deriving loss estimates include historical loss experience for loans with similar risk characteristics, the financial condition of the borrower, geography, collateral performance and industry-specific information that management believes is relevant. Management may also apply judgment to adjust the derived loss factors, taking into consideration both quantitative and qualitative factors, including general economic conditions, specific industry and geographic trends, portfolio concentrations, trends in internal credit quality indicators and current and past underwriting standards that have occurred but are not yet reflected in the historical data underlying our loss estimates.

### *Finance Charge and Fee Reserves*

Finance charges and fees on credit card loans, net of amounts that we consider uncollectible, are included in loan receivables and revenue when the finance charges and fees are earned. We continue to accrue finance charges and fees on credit card loans until the account is charged-off; however, when we do not expect full payment of billed finance charges and fees, we reduce the balance of our credit card loan receivables by the amount of finance charges and fees billed but not expected to be collected and exclude this amount from revenue. Total net revenue was reduced by $796 million, $937 million and $371 million in 2013, 2012 and 2011, respectively, for the estimated uncollectible amount of billed finance charges and fees. The finance charge and fee reserve totaled $190 million as of December 31, 2013, compared with $307 million as of December 31, 2012.

We review and assess the adequacy of the uncollectible finance charge and fee reserve on a quarterly basis. Our methodology for estimating the uncollectible portion of billed finance charges and fees is consistent with the methodology we use to estimate the allowance for incurred principal losses on our credit card loan receivables.

**Asset Impairment**

In addition to our loan portfolio, we review other assets for impairment on a regular basis in accordance with applicable impairment accounting guidance. This process requires significant management judgment and involves various estimates and assumptions. Our investment securities and goodwill and intangible assets represent a significant portion of our other assets. Accordingly, below we describe our process for assessing impairment of these assets and the key estimates and assumptions involved in this process.

***Investment Securities***

We regularly review investment securities for other-than-temporary impairment ("OTTI") using both quantitative and qualitative criteria. If we intend to sell a security in an unrealized loss position or it is more likely than not that we will be required to sell the security prior to recovery of its amortized cost basis, the entire difference between the amortized cost basis of the security and its fair value is recognized in earnings. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of our amortized cost, we evaluate other qualitative criteria to determine whether a credit loss exists. Our evaluation requires significant management judgment and a consideration of many factors, including, but not limited to, the extent and duration of the impairment; the health of and specific prospects for the issuer, including whether the issuer has failed to make scheduled interest or principal payments; recent events specific to the issuer and/or industry to which the issuer belongs; the payment structure of the security; external credit ratings; the value of underlying collateral and current market conditions. Quantitative criteria include assessing whether there has been an adverse change in expected future cash flows. See "Note 3—Investment Securities" for additional information.

***Goodwill and Other Intangible Assets***

Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill resulting from business combinations after January 1, 2009, is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any non-controlling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date.

Goodwill totaled $14.0 billion and $13.9 billion as of December 31, 2013 and 2012, respectively. Other intangible assets, which we report on our consolidated balance sheets as a component of other assets, consist primarily of purchased credit card relationships ("PCCR") and core deposit intangibles. The net carrying value of other intangible assets decreased to $1.8 billion as of December 31, 2013, from $2.6 billion as of December 31, 2012. Goodwill and other intangible assets together represented 5% of our total assets as of both December 31, 2013 and 2012, respectively. We did not recognize goodwill impairment in 2013, 2012 or 2011.

*Goodwill*

Goodwill is not amortized but must be allocated to reporting units and tested for impairment on an annual basis or in interim periods if events or circumstances indicate potential impairment. A reporting unit is a business segment or one level below. We have elected not to perform the optional qualitative assessment and proceeded directly to the quantitative impairment test. The goodwill impairment test, performed at October 1 of each year, is a two-step test. The first step identifies whether there is potential impairment by comparing the fair value of a reporting unit to the carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, the second step of the impairment test is required to measure the amount of any impairment loss.

We do not maintain separate balance sheets at the reporting unit level; therefore, we calculate the carrying values of our reporting units using an economic capital approach based on each reporting unit's specific regulatory capital requirements (reflective of the final Basel III rules released during 2013) and risks. We compare the total reporting unit carrying values to our total consolidated stockholders' equity, as discussed further in "Note 7—Goodwill and Other Intangible Assets," to assess the appropriateness of our methodology. If the second step of goodwill impairment testing is required for a reporting unit, we undertake an extensive effort to build the specific reporting unit's balance sheet for the test based on applicable accounting guidance.

Estimating the fair value of reporting units and the assets, liabilities and intangible assets of a reporting unit is a subjective process that involves the use of estimates and judgments, particularly related to cash flows, the appropriate discount rates and an applicable control premium. The fair value of reporting units is calculated using a discounted cash flow model, a form of the income approach. The model projects cash flows based on each reporting unit's internal forecast and use the perpetuity growth method to calculate terminal values . These cash flows and terminal values are then discounted using appropriate discount rates, which are largely based on our external cost of equity with adjustments for risk inherent in each reporting unit: Cash flows are adjusted, as necessary, in order to maintain each reporting unit's equity capital requirements. Our discounted cash flow analysis requires management to make judgments about future loan and deposit growth, revenue growth, credit losses, and capital rates. Discount rates used in 2013 for the reporting units ranged from 8.0% to 12.5%. The key inputs into the discounted cash flow analysis were consistent with market data, where available, indicating that assumptions used were within a reasonable range of observable market data. Based on our analysis, fair value exceeded the carrying amount for all reporting units as of our annual testing date, therefore, the second step of impairment testing was unnecessary.

As part of the annual goodwill impairment test, we also assess our market capitalization based on the average market price relative to the aggregate fair value of our reporting units and determined that any excess fair value in our reporting units at that time could be attributed to a reasonable control premium compared to historical control premiums seen in the industry.

We will continue to regularly monitor our market capitalization in 2014, overall economic conditions and other events or circumstances that may result in an impairment of goodwill in the future.

*Other Intangible Assets*

Intangible assets with definitive useful lives are amortized over their estimated lives and evaluated for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss, generally calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value. We did not recognize impairment on other intangible assets in 2013, 2012 or 2011.

*Mortgage Servicing Rights*

Mortgage servicing rights ("MSR") are initially recorded at fair value when mortgage loans are sold or securitized in the secondary market and the right to service these loans is retained for a fee. Subsequently, our consumer related MSRs are carried at fair value on our consolidated balance sheets with changes in fair value recognized in non-interest income. Our commercial mortgage related MSRs are subsequently measured under the amortization method and are periodically evaluated for impairment, which is recognized as a reduction in non-interest income. See "Note 7—Goodwill and Other Intangible Assets" and "Note 18—Fair Value of Financial Instruments" for additional information.

**Fair Value**

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities

Level 3: Unobservable inputs

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value. Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.

We have developed policies and procedures to determine when markets for our financial assets and liabilities are inactive if the level and volume of activity has declined significantly relative to normal conditions. If markets are determined to be inactive, it may be appropriate to adjust price quotes received. When significant adjustments are required to price quotes or inputs, it may be appropriate to utilize an estimate based primarily on unobservable inputs.

Significant judgment may be required to determine whether certain financial instruments measured at fair value are included in Level 2 or Level 3. In making this determination, we consider all available information that market participants use to measure the fair value of the financial instrument, including observable market data, indications of market liquidity and orderliness, and our understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments' fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

Our financial instruments recorded at fair value on a recurring basis represented approximately 14% and 21% of our total assets as of December 31, 2013 and December 31, 2012, respectively. Financial assets for which the fair value was determined using significant Level 3 inputs represented approximately 8% and 5% of these financial instruments as of December 31, 2013 and 2012, respectively.

We discuss changes in the valuation inputs and assumptions used in determining the fair value of our financial instruments, including the extent to which we have relied on significant unobservable inputs to estimate fair value and our process for corroborating these inputs, in "Note 18—Fair Value of Financial Instruments."

***Key Controls Over Fair Value Measurement***

We have a governance framework and a number of key controls that are intended to ensure that our fair value measurements are appropriate and reliable. Our governance framework provides for independent oversight and segregation of duties. Our control processes include review and approval of new transaction types, price verification and review of valuation judgments, methods, models, process controls and results. Groups independent from our trading and investing functions, including our Corporate Valuations Group ("CVG"), Fair Value Committee and Model Validation Group, participate in the review and validation process. The fair valuation governance process is set up in a manner that allows the Chairperson of the Fair Value Committee ("FVC") to escalate valuation disputes that cannot be resolved at the FVC to a more senior committee called the Valuations Advisory Committee for resolution. The Valuations Advisory Committee ("VAC") is chaired by the Chief Financial Officer and includes other senior management. The VAC is only convened to review escalated valuation disputes and did not meet during 2013.

The CVG performs periodic independent verification of fair value measurements to determine if assigned fair values are reasonable. For example, in cases where we rely on third party pricing services to obtain fair value measures, we analyze pricing variances among different pricing sources and validate the final price used by comparing the information to additional sources, including dealer pricing indications in transaction results and other internal sources, where necessary. Additional validation procedures performed by the CVG include reviewing (either directly or indirectly through the reasonableness of assigned fair values) valuation inputs and assumptions, and monitoring acceptable variances between recommended prices and validation prices. The CVG and the Trade Analytics and Valuation team perform due diligence reviews of the third party pricing services by comparing their prices with prices from other sources and reviewing other control documentation. Additionally, when necessary, the CVG and Trade Analytics and Valuation Team ("TAV") challenge prices from third party vendors to ensure reasonableness of prices through a pricing challenge process. This may include a request for a transparency of the assumptions used by the third party.

The FVC, which includes representation from business areas, our Risk Management division and our Finance division, is a forum for discussing fair market valuations, inputs, assumptions, methodologies, variance thresholds, valuation control environment and material risks or concerns related to fair market valuations. Additionally, the FVC is empowered to resolve valuation disputes between the primary valuation providers and the CVG. It provides guidance and oversight to ensure an appropriate valuation control environment. The FVC regularly reviews and approves our valuation methodologies to ensure that our methodologies and practices are consistent with industry standards and adhere to regulatory and accounting guidance. The Chief Financial Officer determines when material issues or concerns regarding valuations shall be raised to the Audit Committee or other delegated committee of the Board of Directors.

We have a model policy, established by an independent Model Risk Office, which governs the validation of models and related supporting documentation to ensure the appropriate use of models for pricing. The Model Validation Group is part of the Model Risk Office and validates all models and provides ongoing monitoring of their performance, including the validation and monitoring of the performance of all valuation models.

**Representation and Warranty Reserve**

In connection with their sales of mortgage loans, certain subsidiaries entered into agreements containing varying representations and warranties about, among other things, the ownership of the loan, the validity of the lien securing the loan, the loan's compliance with any applicable loan criteria established by the purchaser, including underwriting guidelines and the ongoing existence of mortgage insurance, and the loan's compliance with applicable federal, state and local laws. We may be required to repurchase the mortgage loan, indemnify the investor or insurer, or reimburse the investor for loan and lease losses incurred on the loan in the event of a material breach of contractual representations or warranties.

We have established representation and warranty reserves for losses that we consider to be both probable and reasonably estimable associated with the mortgage loans sold by each subsidiary, including both litigation and non-litigation liabilities. The reserve-setting process relies heavily on estimates, which are inherently uncertain, and requires the application of judgment. In establishing the representation and warranty reserves, we consider a variety of factors, depending on the category of purchaser and rely on historical data. These factors include, but are not limited to, the historical relationship between loan losses and repurchase outcomes; the percentage of current and future loan defaults that we anticipate will result in repurchase requests over the lifetime of the loans; the percentage of those repurchase requests that we anticipate will result in actual repurchases; and estimated collateral valuations. We evaluate these factors and update our loss forecast models on a quarterly basis to estimate our lifetime liability.

Our aggregate representation and warranty mortgage repurchase reserves, which we report as a component of other liabilities in our consolidated balance sheets, totaled $1.2 billion as of December 31, 2013, compared with $899 million as of December 31, 2012. The adequacy of the reserves and the ultimate amount of losses incurred by us or one of our subsidiaries will depend on, among other things, actual future mortgage loan performance, the actual level of future repurchase and indemnification requests, the actual success rates of claimants, developments in litigation, actual recoveries on the collateral and macroeconomic conditions (including unemployment levels and housing prices).

As part of our business planning processes, we have considered various outcomes relating to the potential future representation and warranty liabilities of our subsidiaries that are possible but do not rise to the level of being both probable and reasonably estimable outcomes justifying an incremental accrual under applicable accounting standards. Our current best estimate of reasonably possible future losses from representation and warranty claims beyond what was in our reserve as of December 31, 2013 is approximately $2.6 billion, a decline from our estimate of $2.7 billion as of December 31, 2012. Notwithstanding our ongoing attempts to estimate a reasonably possible amount of future losses beyond our current accrual levels based on current information, it is possible that actual future losses will exceed both the current accrual level and our current estimate of the amount of reasonably possible losses. This estimate involves considerable judgment, and reflects that there is still significant uncertainty regarding the numerous factors that may impact the ultimate loss levels, including, but not limited to, anticipated litigation outcomes, future repurchase and indemnification claim levels, ultimate repurchase and indemnification rates, future mortgage loan performance levels, actual recoveries on the collateral and macroeconomic conditions (including unemployment levels and housing prices). In light of the significant uncertainty as to the ultimate liability our subsidiaries may incur from these matters, an adverse outcome in one or more of these matters could be material to our results of operations or cash flows for any particular reporting period. See "Note 20—Commitments, Contingencies, Guarantees, and Others" for additional information.

### Customer Rewards Reserve

We offer products, primarily credit cards, which offer reward program members with various rewards, such as cash, gift cards, airline tickets or merchandise. The majority of our rewards do not expire and there is no limit on the number of reward points an eligible card member may earn. Customer rewards costs, which we generally record as an offset to interchange income, are driven by various factors, such as card member charge volume, customer participation in the rewards program and contractual arrangements with redemption partners. We establish a customer rewards reserve that reflects management's judgment regarding rewards earned that are expected to be redeemed and the estimated redemption cost.

We use financial models to estimate ultimate redemption rates of rewards earned to date by current card members based on historical redemption trends, current enrollee redemption behavior, card product type, year of program enrollment, enrollment tenure and card spend levels. Our current assumption is that the vast majority of all rewards earned will eventually be redeemed. We use a weighted-average cost per reward redeemed during the previous twelve months, adjusted as appropriate for recent changes in redemption costs, including mix of rewards redeemed, to estimate future redemption costs.

We continually evaluate our reserve methodology and assumptions based on developments in redemption patterns, cost per point redeemed, contract changes and other factors. Changes in the ultimate redemption rate and weighted-average cost per point have the effect of either increasing or decreasing the reserve through the current period provision by an amount estimated to cover the cost of all points previously earned but not yet redeemed by card members as of the end of the reporting period. We recognized customer rewards expense of $1.6 billion, $1.3 billion and $1.0 billion in 2013, 2012 and 2011, respectively. Our customer rewards liability, which is included in other liabilities in our consolidated balance sheets, totaled $2.3 billion and $2.1 billion as of December 31, 2013 and 2012, respectively.

**Income Taxes**

Our annual provision for income tax expense is based on our income, statutory tax rates and other provisions of tax law applicable to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment, including evaluating uncertainties, is required in determining our tax positions and calculating our tax expense. We review our tax positions quarterly and adjust the balances as new information becomes available.

Our income tax expense consists of two components: current and deferred taxes. Our current income tax expense approximates taxes to be paid or refunded for the current period. It also includes income tax expense related to our uncertain tax positions and revisions of our estimate of accrued income taxes resulting from the resolution of income tax controversies. Our deferred income tax expense results from changes in our deferred tax assets and liabilities between periods.

Deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. Deferred tax assets are recognized subject to management's judgment that realization is "more likely than not." We evaluate the recoverability of these future tax deductions by assessing the adequacy of expected taxable income from all sources, including taxable income in carryback years, reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely heavily on estimates. We use our historical experience and our short- and long-range business forecasts to provide insight.

As of December 31, 2013, we have recorded deferred tax assets, net of deferred tax liabilities and valuation allowances, of approximately $3.7 billion, an increase of $0.8 billion from $2.9 billion at December 31, 2012. We have recorded a valuation allowance of $139 million and $123 million as of December 31, 2013 and 2012, respectively. We expect to fully realize the net deferred tax asset amounts in future periods. If changes in circumstances lead us to change our judgment about our ability to realize deferred tax assets in future years, we will adjust our valuation allowances in the period that our change in judgment occurs and record a corresponding increase or charge to income.

We provide additional information on income taxes in "Consolidated Results of Operations" and in "Note 17—Income Taxes."

## ACCOUNTING CHANGES AND DEVELOPMENTS

See "Note 1—Summary of Significant Accounting Policies" for information on accounting standards adopted in 2013, as well as recently issued accounting standards not yet required to be adopted and the expected impact of these changes in accounting standards. To the extent we believe the adoption of new accounting standards has had or will have a material impact on our results of operations, financial condition or liquidity, we discuss the impacts in the applicable section(s) of MD&A.

## CONSOLIDATED RESULTS OF OPERATIONS

The section below provides a comparative discussion of our consolidated financial performance between 2013 and 2012 and between 2012 and 2011. Following this section, we provide a discussion of our business segment results. You should read this section together with our "Executive Summary and Business Outlook," where we discuss trends and other factors that we expect will affect our future results of operations.

### Net Interest Income

Net interest income represents the difference between the interest income and applicable fees earned on our interest-earning assets, which include loans and investment securities, and the interest expense on our interest-bearing liabilities, which include interest-bearing deposits, senior and subordinated notes, securitized debt and other borrowings. We include in interest income any past due fees on loans that we deem collectible. Our net interest margin based on our consolidated results represents the difference between the yield on our interest-earning assets and the cost of our interest-bearing liabilities, including the impact of non-interest bearing funding. We expect net interest income and our net interest margin to fluctuate based on changes in interest rates and changes in the amount and composition of our interest-earning assets and interest-bearing liabilities.

Table 2 below presents, for each major category of our interest-earning assets and interest-bearing liabilities, the average outstanding balances, interest income earned, interest expense incurred, average yield and rate for 2013, 2012 and 2011.

**Table 2: Average Balances, Net Interest Income and Net Interest Yield[(1)]**

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2013 | | | 2012 | | | 2011 | | |
| (Dollars in millions) | Average Balance | Interest Income/ Expense[(2)(3)] | Yield/ Rate | Average Balance | Interest Income/ Expense[(2)(3)] | Yield/ Rate | Average Balance | Interest Income/ Expense[(2)(3)] | Yield/ Rate |
| **Assets:** | | | | | | | | | |
| Interest-earning assets: | | | | | | | | | |
| Credit card: | | | | | | | | | |
| Domestic | **$ 74,950** | **$10,876** | **14.51%** | $ 71,857 | $10,153 | 14.13% | $ 53,465 | $ 7,562 | 14.14% |
| International | **7,973** | **1,295** | **16.24** | 8,255 | 1,292 | 15.66 | 8,645 | 1,359 | 15.72 |
| Credit card | **82,923** | **12,171** | **14.68** | 80,112 | 11,445 | 14.29 | 62,110 | 8,921 | 14.36 |
| Consumer banking | **72,652** | **4,428** | **6.09** | 72,061 | 4,516 | 6.27 | 34,967 | 3,348 | 9.57 |
| Commercial banking | **40,866** | **1,587** | **3.88** | 36,136 | 1,528 | 4.23 | 31,311 | 1,482 | 4.73 |
| Other | **168** | **36** | **21.43** | 157 | 55 | 35.03 | 202 | 28 | 13.86 |
| Total loans, including loans held for sale | **196,609** | **18,222** | **9.27** | 188,466 | 17,544 | 9.31 | 128,590 | 13,779 | 10.72 |
| Investment securities[(4)] | **63,522** | **1,575** | **2.48** | 57,424 | 1,329 | 2.31 | 39,513 | 1,137 | 2.88 |
| Cash equivalents and other interest-earning assets | **6,292** | **101** | **1.61** | 9,189 | 91 | 0.99 | 7,162 | 71 | 0.99 |
| Total interest-earning assets | **$266,423** | **$19,898** | **7.47%** | $255,079 | $18,964 | 7.43% | $175,265 | $14,987 | 8.55% |
| Cash and due from banks | **2,461** | | | 4,573 | | | 1,926 | | |
| Allowance for loan and lease losses | **(4,572)** | | | (4,640) | | | (4,865) | | |
| Premises and equipment, net | **3,770** | | | 3,342 | | | 2,731 | | |
| Other assets | **29,202** | | | 28,248 | | | 24,661 | | |
| Total assets | **$297,284** | | | $286,602 | | | $199,718 | | |
| Liabilities and stockholders' equity: | | | | | | | | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Deposits | **$187,700** | **$ 1,241** | **0.66%** | $183,314 | $ 1,403 | 0.77% | $109,644 | $ 1,187 | 1.08% |
| Securitized debt obligations | **10,697** | **183** | **1.71** | 14,138 | 271 | 1.92 | 20,715 | 422 | 2.04 |
| Senior and subordinated notes | **12,440** | **315** | **2.53** | 11,012 | 345 | 3.13 | 9,244 | 300 | 3.25 |
| Other borrowings | **14,670** | **53** | **0.36** | 12,875 | 356 | 2.77 | 8,063 | 337 | 4.18 |
| Total interest-bearing liabilities | **$225,507** | **$ 1,792** | **0.79%** | $221,339 | $ 2,375 | 1.07% | $147,666 | $ 2,246 | 1.52% |
| Non-interest bearing deposits | **21,345** | | | 19,741 | | | 17,050 | | |
| Other liabilities | **8,857** | | | 8,196 | | | 6,423 | | |
| Total liabilities | **255,709** | | | 249,275 | | | 171,139 | | |
| Stockholders' equity | **41,575** | | | 37,327 | | | 28,579 | | |
| Total liabilities and stockholders' equity | **$297,284** | | | $286,602 | | | $199,718 | | |
| Net interest income/spread | | **$18,106** | **6.68%** | | $16,589 | 6.36% | | $12,741 | 7.03% |
| Impact of non-interest bearing funding | | | **0.12** | | | 0.14 | | | 0.24 |
| Net interest margin | | | **6.80%** | | | 6.50% | | | 7.27% |

(1) Certain prior period amounts have been reclassified to conform to the current period presentation.

(2) Past due fees included in interest income totaled approximately $1.7 billion in both 2013 and 2012, and $1.1 billion in 2011.

(3) Interest income and interest expense and the calculation of average yields on interest-earning assets and average rates on interest-bearing liabilities include the impact of hedge accounting.

(4) Prior to the second quarter of 2013, average balances for investment securities were calculated based on fair value amounts. Effective in the second quarter of 2013, average balances are calculated based on the amortized cost of investment securities. The impact of this change on prior period yields is not material.

Net interest income of $18.1 billion in 2013 increased by $1.5 billion, or 9%, from 2012, driven by a 4% increase in average interest-earning assets and a 5% (30 basis point) increase in net interest margin to 6.80%.

- *Average Interest-Earning Assets*: The increase in average interest-earning assets in 2013 compared to 2012 reflects the full year impact of loans and investment securities from the ING Direct acquisition and the addition of loans from the 2012 U.S. card acquisition. Growth in average interest-earning assets was also driven by continued strong growth in commercial and auto loans, which was partially offset by the continued run-off of home loans in our Consumer Banking business, the expected run-off of higher-margin, higher-loss receivables acquired in the 2012 U.S. card acquisition and installment loans in our Credit Card business, as well as the Portfolio Sale in the third quarter of 2013.
- *Net Interest Margin*: The increase in our net interest margin in 2013 compared to 2012 was primarily attributable to a reduction in our cost of funds, which was due in part to the redemption of $3.65 billion of our trust preferred securities on January 2, 2013, which generally carried a higher coupon than other funding sources available to us. Our lowered cost of funds also reflects the continued benefit from the shift in the mix of our funding to lower cost consumer and commercial banking deposits from higher cost wholesale sources and a decline in deposit interest rates as a result of the continued overall low interest rate environment.

Net interest income of $16.6 billion in 2012 increased by $3.8 billion, or 30%, from 2011, driven by a 46% increase in average interest-earning assets, which was partially offset by an 11% (77 basis points) decline in our net interest margin to 6.50%.

- *Average Interest-Earning Assets*: The significant increase in average interest-earning assets reflects the addition of the ING Direct loan portfolio of $40.4 billion in the first quarter of 2012 and the addition of the $27.8 billion in outstanding receivables acquired in the 2012 U.S. card acquisition and designated as held for investment in the second quarter of 2012. Growth in average interest-earning assets was also driven by continued strong growth in commercial and auto loans, which was partially offset by the continued expected run-off of home loans in our Consumer Banking business, as well as the expected run-off of higher-margin, higher-loss receivables acquired in the 2012 U.S. card acquisition and installment loans in our Credit Card business. The run-off of home loans accelerated slightly as a result of the low mortgage interest rate environment.
- *Net Interest Margin*: The decrease in our net interest margin in 2012 was attributable to a decline in the average yield on our interest-earning assets, largely due to the shift in the mix of our interest-earning assets to a larger proportion of lower yielding assets resulting from the acquired ING Direct home loan and investment securities portfolios and temporarily higher cash balances from equity and debt offerings. The ING Direct interest-earning assets generally have lower yields than our legacy loan and investment securities portfolios. In addition, the establishment of a finance charge and fee reserve of $174 million in the second quarter of 2012 for the receivables acquired in the 2012 U.S. card acquisition and premium amortization related to the ING Direct and 2012 U.S. card acquisitions of $391 million in 2012 contributed to the reduction in the average yield on interest-earning assets. The decrease in the average yield on interest-earnings assets was partially offset by a reduction in our cost of funds. We have continued to benefit from the shift in the mix of our funding to lower cost consumer and commercial banking deposits from higher cost wholesale sources and a decline in deposit interest rates as a result of the continued overall low interest rate environment.

Table 3 displays the change in our net interest income between periods and the extent to which the variance is attributable to: (i) changes in the volume of our interest-earning assets and interest-bearing liabilities or (ii) changes in the interest rates related to these assets and liabilities.

**Table 3: Rate/Volume Analysis of Net Interest Income[1]**

| (Dollars in millions) | 2013 vs. 2012 | | | 2012 vs. 2011 | | |
|---|---|---|---|---|---|---|
| | Total Variance | Volume | Rate | Total Variance | Volume | Rate |
| **Interest income:** | | | | | | |
| Loans: | | | | | | |
| Credit card | **$ 726** | **$408** | **$ 318** | $2,524 | $2,572 | $ (48) |
| Consumer banking | **(88)** | **37** | **(125)** | 1,168 | 2,626 | (1,458) |
| Commercial banking | **59** | **190** | **(131)** | 46 | 214 | (168) |
| Other | **(19)** | **4** | **(23)** | 27 | (7) | 34 |
| Total loans, including loans held for sale | **678** | **639** | **39** | 3,765 | 5,405 | (1,640) |
| Investment securities | **246** | **147** | **99** | 192 | 445 | (253) |
| Cash equivalents and other interest-earning assets | **10** | **(35)** | **45** | 20 | 20 | — |
| Total interest income | **934** | **751** | **183** | 3,977 | 5,870 | (1,893) |
| **Interest expense:** | | | | | | |
| Deposits | **(162)** | **33** | **(195)** | 216 | 635 | (419) |
| Securitized debt obligations | **(88)** | **(61)** | **(27)** | (151) | (127) | (24) |
| Senior and subordinated notes | **(30)** | **41** | **(71)** | 45 | 56 | (11) |
| Other borrowings | **(303)** | **44** | **(347)** | 19 | 158 | (139) |
| Total interest expense | **(583)** | **57** | **(640)** | 129 | 722 | (593) |
| Net interest income | **$1,517** | **$694** | **$ 823** | $3,848 | $5,148 | $(1,300) |

(1) We calculate the change in interest income and interest expense separately for each item. The change in net interest income attributable to both volume and rates is allocated based on the relative dollar amount of each item.

## Non-Interest Income

Non-interest income primarily consists of service charges and other customer-related fees, interchange income (net of rewards expense), other non-interest income and, in 2012, the bargain purchase gain attributable to the ING Direct acquisition in the amount of $594 million. Other non-interest income includes the pre-tax provision for home loan representation and warranty related to continuing operations. It also includes gains and losses from the sale of investment securities, gains and losses on derivatives not accounted for in hedge accounting relationships and hedge ineffectiveness, which we generally do not allocate to our business segments because they relate to centralized asset/liability and market risk management activities undertaken by our Corporate Treasury group.

Table 4 displays the components of non-interest income for 2013, 2012 and 2011.

**Table 4: Non-Interest Income**

| (Dollars in millions) | Year Ended December 31, 2013 | 2012 | 2011 |
|---|---|---|---|
| Service charges and other customer-related fees | **$2,118** | $2,106 | $1,979 |
| Interchange fees, net | **1,896** | 1,647 | 1,318 |
| Bargain purchase gain[1] | **—** | 594 | — |
| Net other-than-temporary impairment | **(41)** | (52) | (21) |
| Other non-interest income: | | | |
| (Provision) benefit for mortgage representation and warranty[2] | **24** | (42) | (43) |
| Net gains from the sale of investment securities | **7** | 45 | 259 |
| Net fair value gains (losses) on free-standing derivatives[3][4] | **3** | (36) | (197) |
| Other[5] | **271** | 545 | 243 |
| Other non-interest income | **305** | 512 | 262 |
| Total non-interest income | **$4,278** | $4,807 | $3,538 |

(1) Represents the amount by which the fair value of the net assets acquired in the ING Direct acquisition, as of the acquisition date exceeded the consideration transferred.

(2) Represents mortgage representation and warranty provision related to continuing operations. We recorded a total provision for mortgage representation and warranty losses of $309 million, $349 million and $212 million for 2013, 2012 and 2011, respectively. The remaining portion of the provision for mortgage representation and warranty losses is included, net of tax, in discontinued operations.

(3) Excludes changes in cumulative credit risk valuation adjustments related to derivatives in a gain position. Credit risk valuation adjustments for derivative assets totaled $7 million, $9 million and $23 million as of December 31, 2013, 2012 and 2011, respectively. See "Note 10—Derivative Instruments and Hedging Activities" for additional information.

(4) Includes mark-to-market derivative losses of $78 million and $277 million in 2012 and 2011, respectively, related to interest-rate swaps we entered into in 2011 to partially hedge the interest rate risk of the net assets associated with the ING Direct acquisition.

(5) Other includes derivative hedge ineffectiveness losses of $43 million and $36 million in 2013 and 2012, respectively, and gains of $15 million in 2011. Other also includes income of $162 million in 2012 related to the sale of Visa stock shares.

Non-interest income of $4.3 billion in 2013 decreased by $529 million, or 11%, from non-interest income of $4.8 billion in 2012. The decrease in non-interest income reflected the combined impact of the absence of the bargain purchase gain of $594 million recognized at acquisition of ING Direct and income of $162 million from the sale of Visa stock shares, both of which were recorded in 2012. The impact of these items was partially offset by the favorable impact of increased customer related fees and interchange fees from purchase volume growth, due in part to the acquisitions, fee based products and services revenue, a reduction in the provision for mortgage representation and warranty losses and a reduction in fair value losses on free standing derivatives.

Non-interest income of $4.8 billion in 2012 increased by $1.3 billion, or 36%, from non-interest income of $3.5 billion in 2011. This increase reflected the combined impact of: (i) the bargain purchase gain of $594 million recorded at acquisition of ING Direct; (ii) increased net interchange and other fees resulting from continued growth and market share from new account originations, due in part to the ING Direct and the 2012 U.S. card acquisitions; (iii) income of $162 million from the sale of Visa stock shares in the first quarter of 2012; and (iv) mark-to-market gains of $85 million recognized on retained interests in mortgage-related securities. The favorable impact of these items was partially offset by expected customer refunds of approximately $115 million related to cross-sell activities in our Domestic Card business, approximately $214 million lower net gains from the sale of available for sale securities recorded in 2012 versus 2011, and a mark-to-market derivative loss of $78 million recognized in the first quarter of 2012 related to the settlement of interest-rate swaps we entered into in 2011 to partially hedge the interest rate risk of the net assets associated with the ING Direct acquisition.

## Provision for Credit Losses

Our provision for credit losses in each period is driven by charge-offs, changes to the allowance for loan and lease losses, and changes to the reserve for unfunded lending commitments. We recorded a provision for credit losses of $3.5 billion in 2013, compared with $4.4 billion in 2012 and $2.4 billion in 2011. The provision for credit losses as a percentage of net interest income was 19.1%, 26.6%, and 18.5% in 2013, 2012, and 2011, respectively.

The decrease in the provision for credit losses of $962 million in 2013 from 2012 was driven by the absence of the provision for credit losses of $1.2 billion recorded in the second quarter of 2012 to establish an allowance for credit card loans acquired in the 2012 U.S. card acquisition, and lower provision for credit losses in our non-acquired portfolio as underlying credit has improved. This was partially offset by (i) an increase in charge offs on the portfolio of Acquired Loans, as the Acquired Loans have run-off and have been replaced with originated loans which do not have a credit mark to absorb the charge-offs (ii) lower allowance release in our Commercial Banking business due to stabilization of the credit outlook in the current year compared to 2012, and (iii) higher charge offs on our Auto portfolio in our Consumer Banking segment reflecting portfolio growth and increased charge off rates from historically low levels.

The increase in the provision for credit losses of $2.0 billion in 2012 from 2011 was primarily related to the addition of the $26.2 billion in outstanding receivables acquired in the 2012 U.S. card acquisition designated as held for investment that had existing revolving privileges at acquisition. These loans were recorded at a fair value of $26.9 billion, resulting in a net premium of $705 million at acquisition, and we recorded an allowance of $1.2 billion for these loans.

We provide additional information on the provision for credit losses and changes in the allowance for loan and lease losses under the "Credit Risk Profile—Summary of Allowance for Loan and Lease Losses", "Note 4—Loans" and "Note 5—Allowance for Loan and Lease Losses." For information on the allowance methodology for each of our loan categories, see "Note 1—Summary of Significant Accounting Policies."

## Non-Interest Expense

Non-interest expense consists of ongoing operating costs, such as salaries and associate benefits, occupancy and equipment costs, professional services, communications and data processing technology expenses and other miscellaneous expenses. Non-interest expense also includes marketing costs, merger-related expense and amortization of intangibles. Table 5 displays the components of non-interest expense for 2013, 2012 and 2011.

**Table 5: Non-Interest Expense**

| | Year Ended December 31, | | |
|---|---|---|---|
| **(Dollars in millions)** | **2013** | **2012** | **2011** |
| Salaries and associate benefits | **$ 4,432** | $ 3,876 | $3,023 |
| Occupancy and equipment | **1,504** | 1,327 | 1,025 |
| Marketing | **1,373** | 1,364 | 1,337 |
| Professional services | **1,303** | 1,270 | 1,198 |
| Communications and data processing | **885** | 778 | 681 |
| Amortization of intangibles | **671** | 609 | 222 |
| Acquisition-related | **193** | 336 | 45 |
| Other non-interest expense: | | | |
| Collections | **470** | 544 | 563 |
| Fraud losses | **218** | 190 | 122 |
| Bankcard, regulatory and other fee assessments | **562** | 525 | 394 |
| Other | **903** | 1,127 | 722 |
| Other non-interest expense | **2,153** | 2,386 | 1,801 |
| Total non-interest expense | **$12,514** | $11,946 | $9,332 |

Non-interest expense of $12.5 billion in 2013 increased by $568 million, or 5%, from 2012. The increase reflected higher operating expenses attributable to the acquired businesses and the growth in our auto loan and commercial loan portfolios. These increases were partially offset by a reduction in acquisition-related costs and other non-interest expenses.

Non-interest expense of $11.9 billion for 2012 increased $2.6 billion, or 28%, from 2011. The increase was primarily due to higher operating expenses and merger-related costs related to our recent acquisitions, increased salaries and associate benefits attributable to increased headcount, higher infrastructure costs attributable to acquired businesses and our continued investment in our auto loan business and increased amortization of intangibles resulting from the ING Direct and 2012 U.S. card acquisitions. We recorded PCCR intangible amortization expense related to the 2012 U.S. card acquisition of $350 million in 2012. We recorded other intangible amortization expense related to the ING Direct and 2012 U.S. card acquisitions of $147 million in 2012.

**Income Taxes**

We recorded an income tax provision of $2.0 billion (31.6% effective income tax rate) in 2013, compared with an income tax provision of $1.3 billion (25.8% effective income tax rate) in 2012 and income tax provision of $1.3 billion (29.1% effective income tax rate) in 2011. Our effective tax rate on income from continuing operations varies between periods due, in part, to fluctuations in our pre-tax earnings, which affects the relative tax benefit of tax-exempt income, tax credits and other permanent tax items.

The increase in our effective income tax rate in 2013 from 2012 was primarily attributable to increased pre-tax income, which reduced the relative benefit of tax-exempt income, tax credits and other permanent items, and the absence of discrete tax benefits of $251 million recorded in 2012 for the non-taxable bargain purchase gain of $594 million related to the acquisition of ING Direct, a deferred tax benefit for changes in our state tax position resulting from the 2012 U.S. card acquisition and consolidation of ING Bank, fsb with our existing banking operations, and the resolution of certain tax issues and audits. In comparison, we recorded $16 million of discrete tax expense in 2013 primarily related to adjustments to acquired tax attributes based upon the final tax returns filed, changes to enacted statutory tax rates, and resolution of certain tax issues and audits.

The decrease in our effective income tax rate in 2012 from 2011 was primarily attributable to the recording of the discrete tax benefits of $251 million described above in 2012. In comparison, in 2011 we recorded discrete tax benefits of $121 million, primarily related to the release of valuation allowances against certain state deferred tax assets and net operating loss carry-forwards, as well as the resolution of certain tax issues and audits.

Our effective income tax rate, excluding the impact of discrete tax items discussed above, was 31.4%, 30.7% and 31.7% in 2013, 2012, and 2011, respectively. The higher effective income tax rate before discrete items in 2013 and 2011 in comparison to 2012 was primarily due to lower affordable housing and other business tax credits as a percentage of pre-tax earnings.

We provide additional information on items affecting our income taxes and effective tax rate under "Note 17—Income Taxes."

**Loss from Discontinued Operations, Net of Tax**

Loss from discontinued operations reflects ongoing costs, which primarily consist of mortgage loan repurchase representation and warranty charges related to the mortgage origination operations of GreenPoint's wholesale mortgage banking unit that we closed in 2007.

We recorded a loss from discontinued operations, net of tax, of $233 million, $217 million and $106 million in 2013, 2012 and 2011, respectively. The variance in the loss from discontinued operations is attributable to the provision for mortgage representation and warranty losses. We recorded a total pre-tax provision for mortgage representation and warranty losses of $309 million, $349 million and $212 million in 2013, 2012 and 2011, respectively. The portion of these amounts included in loss from discontinued operations totaled $333 million ($210 million net of tax) in 2013, $307 million ($194 million net of tax) in 2012 and $169 million ($120 million net of tax) in 2011.

We provide additional information on the provision for mortgage representation and warranty losses and the related reserve for potential representation and warranty claims in "Consolidated Balance Sheets Analysis—Potential Mortgage Representation and Warranty Liabilities" and "Note 20—Commitments, Contingencies, Guarantees, and Others."

## BUSINESS SEGMENT FINANCIAL PERFORMANCE

Our principal operations are currently organized into three major business segments, which are defined based on the products and services provided or the type of customer served: Credit Card, Consumer Banking and Commercial Banking. The operations of acquired businesses have been integrated into our existing business segments. Certain activities that are not part of a segment, such as management of our corporate investment portfolio and asset/liability management by our centralized Corporate Treasury group, are included in the "Other" category.

The results of our individual businesses, which we report on a continuing operations basis, reflect the manner in which management evaluates performance and makes decisions about funding our operations and allocating resources. Our business segment results are intended to reflect each segment as if it were a stand-alone business. We use an internal management and reporting process to derive our business segment results. Our internal management and reporting process employs various allocation methodologies, including funds transfer pricing, to assign certain balance sheet assets, deposits and other liabilities and their related revenue and expenses directly or indirectly attributable to each business segment. Total interest income and net fees are directly attributable to the segment in which they are reported. The net interest income of each segment reflects the results of our funds transfer pricing process, which is primarily based on a matched maturity method that takes into consideration market rates. Our funds transfer pricing process provides a funds credit for sources of funds, such as deposits generated by our Consumer Banking and Commercial Banking businesses, and a funds charge for the use of funds by each segment. The allocation process is unique to each business segment and acquired businesses.

We may periodically change our business segments or reclassify business segment results based on modifications to our management reporting methodologies and changes in organizational alignment. In the first quarter of 2012, we re-aligned the loan categories reported by our Commercial Banking business and the loan customer and product types included within each category. As a result of this re-alignment, we now report three product categories: commercial and multifamily real estate, commercial and industrial loans and small-ticket commercial real estate, which is a run-off portfolio. We previously reported four categories within our Commercial Banking business: commercial and multifamily real estate, middle market, specialty lending and small-ticket commercial real estate. Middle market and specialty lending related products are included in commercial and industrial loans. All affordable housing tax-related investments, some of which were previously included in the "Other" segment, are now included in the commercial and multifamily real estate category of our Commercial Banking business. Prior period amounts have been recast to conform to the current period presentation.

We refer to the business segment results derived from our internal management accounting and reporting process as our "managed" presentation, which differs in some cases from our reported results prepared based on U.S. GAAP. There is no comprehensive, authoritative body of guidance for management accounting equivalent to U.S. GAAP; therefore, the managed presentation of our business segment results may not be comparable to similar information provided by other financial service companies. In addition, our individual business segment results should not be used as a substitute for comparable results determined in accordance with U.S. GAAP.

Below we summarize our business segment results for 2013, 2012 and 2011 and provide a comparative discussion of these results. We also discuss changes in our financial condition and credit performance statistics as of December 31, 2013, compared with December 31, 2012. We provide additional information on the allocation methodologies used to derive our business segment results and a reconciliation of our total business segment results to our reported consolidated results in "Note 19—Business Segments." We provide information on the outlook for each of our business segments is presented above under "Executive Summary and Business Outlook."

### Credit Card Business

The primary sources of revenue for our Credit Card business are interest income, fees collected from customers and interchange fees. Expenses primarily consist of the provision for credit losses, operating costs such as salaries and associate benefits, occupancy and equipment, professional services, communications and data processing technology expenses, as well as marketing expenses. Rewards costs are generally netted against interchange fees.

Our Credit Card business generated net income from continuing operations of $2.6 billion, $1.5 billion and $2.3 billion in 2013, 2012 and 2011, respectively.

On September 6, 2013, we completed the Portfolio Sale. We received $6.4 billion for the net portfolio assets and recognized $26 million of lower of cost or fair value adjustments related to the portfolio assets.

Table 6 summarizes the financial results of our Credit Card business, which is comprised of Domestic Card, including installment loans, and International Card, and displays selected key metrics for the periods indicated.

**Table 6: Credit Card Business Results**

| | Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| (Dollars in millions) | 2013 | 2012 | 2011 | 2013 vs. 2012 | 2012 vs. 2011 |
| **Selected income statement data:** | | | | | |
| Net interest income | **$ 10,967** | $ 10,182 | $ 7,822 | **8%** | 30% |
| Non-interest income | **3,320** | 3,078 | 2,609 | **8** | 18 |
| Total net revenue[1] | **14,287** | 13,260 | 10,431 | **8** | 27 |
| Provision for credit losses | **2,824** | 4,061 | 1,870 | **(30)** | 117 |
| Non-interest expense | **7,439** | 6,854 | 5,035 | **9** | 36 |
| Income from continuing operations before income taxes | **4,024** | 2,345 | 3,526 | **72** | (33) |
| Income tax provision | **1,409** | 815 | 1,249 | **73** | (35) |
| Income from continuing operations, net of tax | **$ 2,615** | $ 1,530 | $ 2,277 | **71%** | (33)% |
| **Selected performance metrics:** | | | | | |
| Average loans held for investment[2] | **$ 79,207** | $ 80,009 | $ 62,110 | **(1)%** | 29% |
| Average yield on loans held for investment[3] | **15.37%** | 14.31% | 14.36% | **106bps** | (5)bps |
| Total net revenue margin[4] | **18.04** | 16.57 | 16.79 | **147** | (22) |
| Net charge-offs | **$ 3,285** | $ 2,944 | $ 3,056 | **12%** | (4)% |
| Net charge-off rate[5] | **4.15%** | 3.68% | 4.92% | **47bps** | (124)bps |
| Card loan premium amortization and other intangible accretion[6] | **$ 198** | $ 206 | $ — | **(4)%** | **% |
| PCCR intangible amortization | **434** | 350 | 21 | **24** | 1,567 |
| Purchase volume[7] | **201,074** | 180,599 | 135,120 | **11** | 34 |

| (Dollars in millions) | December 31, 2013 | December 31, 2012 | Change |
|---|---|---|---|
| **Selected period-end data:** | | | |
| Loans held for investment[2] | **$ 81,305** | $ 91,755 | **(11)%** |
| 30+ day performing delinquency rate[8] | **3.46%** | 3.61% | **(15)bps** |
| 30+ day delinquency rate[9] | **3.54** | 3.69 | **(15)** |
| Nonperforming loan rate[10] | **0.11** | 0.11 | ** |
| Allowance for loan and lease losses | **$ 3,214** | $ 3,979 | **(19)%** |
| Allowance coverage ratio[11] | **3.95%** | 4.34% | **(39)bps** |

** Change is less than one percent or not meaningful.

(1) We recognize billed finance charges and fee income on open-ended loans in accordance with the contractual provisions of the credit arrangements and estimate the uncollectible amount on a quarterly basis. The estimated uncollectible amount of billed finance charges and fees is reflected as a reduction in revenue and is not included in our net charge-offs. Total net revenue was reduced by $796 million, $937 million and $371 million in 2013, 2012 and 2011, respectively, for the estimated uncollectible amount of billed finance charges and fees. The finance charge and fee reserve totaled $190 million and $307 million as of December 31, 2013 and 2012, respectively.

(2) Credit card period-end loans held for investment and average loans held for investment include accrued finance charges and fees, net of the estimated uncollectible amount.

(3) Calculated by dividing interest income for the period by average loans held for investment during the period for the specified loan category. Interest income also includes interest income on loans held for sale. The transfer of Best Buy loan portfolio from loans held for investment to loans held for sale resulted in an increase in the average yield for the Total Credit Card business of 90 basis points in 2013.

(4) Calculated by dividing total net revenue for the period by average loans held for investment during the period for the specified loan category. Interest income also includes interest income on loans held for sale. The transfer of Best Buy loan portfolio from loans held for investment to loans held for sale resulted in an increase in the net revenue margin for the Total Credit Card business of 100 basis points in 2013.

(5) Calculated by dividing net charge-offs for the period by average loans held for investment during the period for the specified loan category. The net charge-off rate for 2012 reflects a cumulative adjustment we made in November 2012 related to the timing of charge-offs for delinquent U.K. loans for which revolving privileges have been revoked as part of a loan workout. We previously charged off such loans in the period the account became 180 days past due. Effective November 2012, we began charging off these loans in the period that the account becomes 120 days past due, consistent with our charge-off practice for installment loans.

(6) Represents the net reduction in interest income attributable to the amortization of premiums on purchased loans accounted for based on contractual cash flows and the accretion of other intangibles associated with the 2012 U.S. card acquisition.

(7) Consists of purchase transactions, net of returns for the period for both loans classified as held for investment and loans classified as held for sale. Excludes cash advance and balance transfer transactions.

(8) Calculated by dividing 30+ day performing delinquent loans as of the end of the period by the period-end loans held for investment.

(9) Calculated by dividing 30+ day delinquent loans as of the end of the period by period-end loans held for investment.

(10) Calculated by dividing nonperforming loans as of the end of the period by period-end loans held for investment. Nonperforming credit card loans generally include international card loans that are 90 or 120 days delinquent.

(11) Calculated by dividing the allowance for loan and lease losses as of the end of the period by period-end loans held for investment.

The completion of the 2012 U.S. card acquisition in May 2012 along with the transfer of the Best Buy loan portfolio to held for sale from held for investment and subsequent Portfolio Sale in 2013 were the most significant drivers of changes in the financial performance of our Credit Card business for 2013 compared with 2012. Our Credit Card business results for 2013 reflect the full impact of the addition of loans from the acquisition, while 2012 results reflect only a partial period impact of the loans acquired in the 2012 U.S. card acquisition. In addition, our Credit Card business results for 2013 reflect the absence of the provision for credit losses of $1.2 billion to establish an allowance for the credit card receivables acquired in the 2012 U.S. card acquisition and the absence of the charge of $174 million to establish a reserve for estimated uncollectible billed finance charges and fees related to these loans, both of which were recorded in the first half of 2012, as well as a reduction in the provision for credit losses for the transferred Best Buy loan portfolio as charge-offs of finance charges, fee and principal are reflected in the carrying value of loans classified as held for sale.

Key factors affecting the results of our Credit Card business for 2013, compared with 2012, and changes in financial condition and credit performance between December 31, 2013 and December 31, 2012 include the following:

- *Net Interest Income*: Net interest income increased by $785 million, or 8%, in 2013 to $11.0 billion from $10.2 billion in 2012. The increase in net interest income is primarily driven by (i) higher average yield on loans held for investment, (ii) the increase in interest and non interest income in 2013 due to the full year impact of 2012 U.S. card acquisition, and (iii) the absence of the charge recorded in the second quarter of 2012 to establish the finance charge and fee reserve for the loans acquired in the 2012 U.S card acquisition. The higher average yield on loans held for investment was driven largely by the transfer of the Best Buy loan portfolio to the loans held for sale category in the first quarter of 2013. This was partially offset by a decrease in average loans held for investment due to the Portfolio Sale and expected continued run-off of our installment loan portfolio and other credit card loans acquired in the 2012 U.S. card acquisition.

- *Non-Interest Income*: Non-interest income increased by $242 million, or 8% in 2013 to $3.3 billion from $3.1 billion in 2012. The increase was primarily driven by higher net interchange fees from growth in purchase volume due in part to the 2012 U.S. card acquisition. Purchase volume increased by $20.5 billion, or 11%, in 2013. Other factors include increased customer-related fees from the addition of acquired credit card accounts and the absence of charges incurred in the first and second quarters of 2012 for expected refunds to customers affected by certain cross-sell sales practices in our Domestic Card business.

- *Provision for Credit Losses*: The provision for credit losses related to our Credit Card business decreased by $1.3 billion to $2.8 billion in 2013, from $4.1 billion in 2012. The decrease was primarily driven by the absence of the provision for credit losses of $1.2 billion recorded in the second quarter of 2012 to establish an allowance for credit card loans acquired in the 2012 U.S. card acquisition.

- *Non-Interest Expense*: Non-interest expense increased by $585 million, or 9%, in 2013 to $7.4 billion from $6.9 billion in 2012. The increase was largely due to higher operating expenses resulting from the 2012 U.S. card acquisition. This includes PCCR intangible amortization expense of $434 million in 2013, compared with $350 million in 2012.

- *Loans Held for Investment:* Period-end loans held for investment in our Credit Card business decreased by $10.5 billion, or 11% as of December 31, 2013. The decrease was due in part to the Portfolio Sale in 2013, as well as the expected continued run-off of our installment loan portfolio and certain other credit card loans acquired in the 2012 U.S. card acquisition partially offset by growth in certain other credit card segments.

- *Charge-off and Delinquency Statistics:* Our reported net charge-off rate increased to 4.15% in 2013, from 3.68% in 2012. The 30+ day delinquency rate decreased to 3.54% as of December 31, 2013, from 3.69% as of December 31, 2012. The increase in reported net charge-off rates in 2013 were largely due to the impact of charge-offs from the 2012 U.S. card acquisition which was recorded at fair value. Charges offs are recorded on Acquired Loans when the nonaccretable difference on the loans are reduced to zero. Charge offs related to the 2012 U.S. card acquisition were included in the numerator in calculating our net charge-off rates in 2013.

Key factors affecting the results of our Credit Card business for 2012, compared with 2011, and changes in financial condition and credit performance between December 31, 2012 and December 31, 2011 include the following:

- *Net Interest Income*: Net interest income increased by $2.4 billion, or 30%, in 2012, primarily attributable to the substantial increase in average loans held for investment resulting from the 2012 U.S. card acquisition in the second quarter of 2012, which was partially offset by a modest reduction in average loan yields due to the establishment of a finance charge and fee reserve for the loans acquired in the 2012 U.S. card acquisition and net premium amortization related to these loans.

- *Non-Interest Income*: Non-interest income increased by $469 million, or 18%, in 2012. The increase was primarily driven by higher net interchange fees generated from purchase volume growth and customer-related fees resulting from the addition of customer accounts associated with the 2012 U.S. card acquisition in the second quarter of 2012. This increase was partially offset by charges of approximately $115 million expected refunds to customers affected by certain cross-sell activities in our Domestic Card business and the discontinuance of revenue recognition for billings to customers affected by the cross-sell activities.

- *Provision for Credit Losses*: The provision for credit losses related to our Credit Card business increased to $4.1 billion in 2012, from $1.9 billion in 2011. The significant increase in the provision in 2012 was primarily driven by the provision of $1.2 billion recorded in the second quarter of 2012 to establish an allowance for the receivables acquired in the 2012 U.S. card acquisition with revolving privileges. We recorded an additional provision for credit losses for these loans of $107 million in the second half of 2012. The provision for credit losses, excluding the allowance build related to the receivables acquired in the 2012 U.S. card acquisition, totaled $2.8 billion in 2012, reflecting a relative stabilization in credit performance improvement compared to significant credit performance improvement in 2011 that resulted in a large allowance release of $1.2 billion in 2011.
- *Non-Interest Expense*: Non-interest expense increased by $1.8 billion, or 36%, in 2012. The increase was largely due to higher operating expenses resulting from the 2012 U.S. card acquisition and the amortization of intangibles and other assets associated with the 2012 U.S. card acquisition, including PCCR intangible amortization expense of $350 million in 2012. Other items contributing to the increase in non-interest expense include merger-related expenses associated with the 2012 U.S. card acquisition, expense of $75 million recognized in the first quarter of 2012 for expected customer refunds attributable to issues associated with cross-selling certain other products to credit card customers, regulatory fines of $60 million related to cross-sell activities in the Domestic Card business and expense of $98 million for net litigation reserves to cover interchange and other legal matters in the second quarter of 2012.
- *Total Loans*: Period-end loans in our Credit Card business increased by $26.7 billion, or 41%, in 2012, to $91.8 billion as of December 31, 2012. The increase was primarily due to the addition of the $27.8 billion in outstanding receivables acquired in the 2012 U.S. card acquisition classified as held for investment. Excluding the addition of these receivables, period-end loans held for investment decreased by $1.1 billion, or 2%, due to the expected continued run-off of our installment loan portfolio as well as the expected run-off of higher-margin, higher-loss receivables acquired in the 2012 U.S. card acquisition.
- *Charge-off and Delinquency Statistics*: Our reported net charge-off rate decreased to 3.68% in 2012, from 4.92% in 2011. Our reported charge-offs reflect the absence of charge-offs for the receivables acquired in the 2012 U.S. card acquisition accounted for based on estimated cash flows expected to be collected over the life of the loans. Charges offs are recorded on Acquired Loans when the nonaccretable difference on the loans are reduced to zero. The decrease in the net-charge off rates was also due in part to the addition of loans acquired in the 2012 U.S. card acquisition to the denominator in calculating our reported charge-off rates. The 30+ day delinquency rate decreased to 3.69% as of December 31, 2012, from 3.86% as of December 31, 2011.

***Domestic Card Business***

Domestic Card generated net income from continuing operations of $2.4 billion in 2013, compared with net income from continuing operations of $1.4 billion in 2012 and $2.3 billion in 2011. Domestic Card accounted for 90% of total revenues for our Credit Card business in 2013 compared with 89% in 2012 and 87% in 2011. Income attributable to Domestic Card represented 91% of income for our Credit Card business in 2013, compared with 92% in 2012 and 102% in 2011.

Table 6.1 summarizes the financial results for Domestic Card and displays selected key metrics for the periods indicated.

**Table 6.1: Domestic Card Business Results**

| | Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| **(Dollars in millions)** | **2013** | **2012** | **2011** | **2013 vs. 2012** | **2012 vs. 2011** |
| **Selected income statement data:** | | | | | |
| Net interest income | **$ 9,887** | $ 9,129 | $ 6,717 | **8%** | 36% |
| Non-interest income | **2,957** | 2,725 | 2,368 | **9** | 15 |
| Total net revenue | **12,844** | 11,854 | 9,085 | **8** | 30 |
| Provision for credit losses | **2,502** | 3,683 | 1,317 | **(32)** | 180 |
| Non-interest expense | **6,645** | 5,997 | 4,153 | **11** | 44 |
| Income from continuing operations before income taxes | **3,697** | 2,174 | 3,615 | **70** | (40) |
| Income tax provision | **1,316** | 770 | 1,287 | **71** | (40) |
| Income from continuing operations, net of tax | **$ 2,381** | $ 1,404 | $ 2,328 | **70%** | (40)% |
| **Selected performance metrics:** | | | | | |
| Average loans held for investment[1] | **$ 71,234** | $ 71,754 | $ 53,464 | **(1)%** | 34% |
| Average yield on loans held for investment[2] | **15.27%** | 14.15% | 14.14% | **112bps** | 1bps |
| Total net revenue margin[3] | **18.03** | 16.52 | 16.99 | **151** | (47) |
| Net charge-offs | **$ 2,904** | $ 2,532 | $ 2,522 | **15%** | —% |
| Net charge-off rate[4] | **4.08%** | 3.53% | 4.72% | **55bps** | (119)bps |
| Card loan premium amortization and other intangible accretion[5] | **$ 198** | $ 206 | $ — | **(4)%** | **% |
| PCCR intangible amortization | **434** | 350 | 21 | **24** | 1,567 |
| Purchase volume[6] | **186,901** | 166,694 | 122,366 | **12** | 36 |

| | December 31, | | |
|---|---|---|---|
| **(Dollars in millions)** | **2013** | **2012** | **Change** |
| **Selected period-end data:** | | | |
| Loans held for investment[1] | **$ 73,255** | $ 83,141 | **(12)%** |
| 30+ day delinquency rate[7] | **3.43%** | 3.61% | **(18)bps** |
| Allowance for loan and lease losses | **$ 2,836** | $ 3,526 | **(20)%** |

** Change is less than one percent or not meaningful.

(1) Credit card period-end loans held for investment and average loans held for investment include accrued finance charges and fees, net of the estimated uncollectible amount.

(2) Calculated by dividing interest income for the period by average loans held for investment during the period for the specified loan category. Interest income includes interest income on loans held for sale. The transfer of Best Buy loan portfolio from loans held for investment to loans held for sale resulted in an increase in the average yield for the Domestic Card business of 99 basis points in 2013.

(3) Calculated by dividing total net revenue for the period by average loans held for investment during the period. Interest income includes interest income on loans held for sale. The transfer of Best Buy loan portfolio from loans held for investment to loans held for sale resulted in an increase in the net revenue margin for the Domestic Card business of 111 basis points in 2013.

(4) Calculated by dividing net charge-offs for the period by average loans held for investment during the period.

(5) Represents the net reduction in interest income attributable to the amortization of premiums on purchased loans accounted for based on contractual cash flows and the accretion of other intangibles associated with the 2012 U.S. card acquisition.

(6) Consists of credit card purchase transactions, net of returns, for the period for both loans classified as held for investment and loans classified as held for sale. Excludes cash advance and balance transfer transactions

(7) Calculated by dividing 30+ day delinquent loans as of the end of the period by period-end loans held for investment.

Because our Domestic Card business accounts for the substantial majority of our Credit Card business, the key factors driving the results for this division are similar to the key factors affecting our total Credit Card business. The primary drivers of the improvement in results for our Domestic Card business in 2013, compared with 2012 included: (i) higher interest income primarily driven by higher average yield on loans held for investment driven largely by the transfer of the Best Buy loan portfolio to the held for sale category in the first quarter of 2013, as well as the absence of the charge recorded in the second quarter of 2012 to establish the finance charge and fee reserve for the acquired credit card loans; (ii) the increase in interest and non interest income in 2013 due to the full year impact of 2012 U.S. card acquisition and (iii) the absence of provision for credit losses of $1.2 billion recorded in the second quarter of 2012 to establish an allowance for acquired credit card loans. These impacts were partially offset by higher operating expenses attributable to the addition of loans and increased amortization of intangibles and other assets associated with the 2012 U.S. card acquisition.

Domestic Card generated net income from continuing operations of $1.4 billion in 2012, compared with net income from continuing operations of $2.3 billion in 2011. The decrease in Domestic Card net income in 2012 from 2011 reflected an increase in total net revenue largely due to the addition of loans from the 2012 U.S. card acquisition, which was more than offset by the unfavorable impact of several items related to the 2012 U.S. card acquisition. These items included: (i) a significant increase in the provision for credit losses resulting from an initial allowance build of $1.2 billion related to the portfolio purchased in the 2012 U.S. card acquisition; and (ii) an increase in non-interest expense largely resulting from operating expenses related to the 2012 U.S. card acquisition and the amortization of intangibles and other assets associated with the 2012 U.S. card acquisition, including PCCR intangible amortization expense of $350 million in 2012.

***International Card Business***

International Card generated net income from continuing operations of $234 million in 2013, compared with net income from continuing operations of $126 million in 2012 and a net loss from continuing operations of $51 million in 2011. International Card accounted for 10% of total net revenues for our Credit Card business in 2013, compared with 11% in 2012 and 13% in 2011. Income attributable to International Card represented 9% of income for our Credit Card business in 2013, compared with 8% of the net income for 2012. Our International Card business posted a loss that represented 2% of income for our Credit Card business in 2011.

Table 6.2 summarizes the financial results for International Card and displays selected key metrics for the periods indicated.

**Table 6.2: International Card Business Results**

| (Dollars in millions) | Year Ended December 31, 2013 | 2012 | 2011 | Change 2013 vs. 2012 | 2012 vs. 2011 |
|---|---|---|---|---|---|
| **Selected income statement data:** | | | | | |
| Net interest income | **$ 1,080** | $ 1,053 | $ 1,105 | **3%** | (5)% |
| Non-interest income | **363** | 353 | 241 | **3** | 46 |
| Total net revenue | **1,443** | 1,406 | 1,346 | **3** | 4 |
| Provision for credit losses | **322** | 378 | 553 | **(15)** | (32) |
| Non-interest expense | **794** | 857 | 882 | **(7)** | (3) |
| Income/(Loss) from continuing operations before income taxes | **327** | 171 | (89) | **91** | 292 |
| Income tax provision/(benefit) | **93** | 45 | (38) | **107** | 218 |
| Income/(Loss) from continuing operations, net of tax | **$ 234** | $ 126 | $ (51) | **86%** | 347% |
| **Selected performance metrics:** | | | | | |
| Average loans held for investment[(1)] | **$ 7,973** | $ 8,255 | $ 8,645 | **(3)%** | (5)% |
| Average yield on loans held for investment[(2)] | **16.24%** | 15.66% | 15.72% | **58bps** | (6)bps |
| Total net revenue margin[(3)] | **18.10** | 17.03 | 15.57 | **107** | 146 |
| Net charge-offs | **$ 381** | $ 412 | $ 534 | **(8)%** | (23)% |
| Net charge-off rate[(4)] | **4.78%** | 4.98% | 6.18% | **(20)bps** | (120)bps |
| Purchase volume[(5)] | **$14,173** | $13,905 | $12,754 | **2%** | 9% |

| (Dollars in millions) | December 31, 2013 | 2012 | Change |
|---|---|---|---|
| **Selected period-end data:** | | | |
| Loans held for investment[(1)] | **$ 8,050** | $ 8,614 | **(7)%** |
| 30+ day performing delinquency rate[(6)] | **3.71%** | 3.58% | **13bps** |
| 30+ day delinquency rate[(7)] | **4.56** | 4.49 | **7** |
| Nonperforming loan rate[(8)] | **1.10** | 1.16 | **(6)** |
| Allowance for loan and lease losses | **$ 378** | $ 453 | **(17)%** |

** Change is less than one percent or not meaningful.

(1) Credit card period-end loans held for investment and average loans held for investment include accrued finance charges and fees, net of the estimated uncollectible amount.

(2) Calculated by dividing interest income for the period by average loans held for investment during the period.

(3) Calculated by dividing total net revenue for the period by average loans held for investment during the period.

(4) Calculated by dividing net charge-offs for the period by average loans held for investment during the period. The net charge-off rate for 2012 reflects a cumulative adjustment we made in November 2012 related to the timing of charge-offs for delinquent U.K. loans for which revolving privileges have been revoked as part of a loan workout. We previously charged off such loans in the period the account became 180 days past due. Effective November 2012, we began charging off these loans in the period that the account becomes 120 days past due, consistent with our charge-off practice for installment loans.

(5) Consists of purchase transactions, net of returns for the period. Excludes cash advance and balance transfer transactions.

(6) Calculated by dividing 30+ day performing delinquent loans as of the end of the period by period-end loans held for investment.

(7) Calculated by dividing 30+ day delinquent loans as of the end of the period by period-end loans held for investment.

(8) Calculated by dividing nonperforming loans as of the end of the period by period-end loans held for investment. Nonperforming credit card loans include international card loans that are generally 90 or 120 days delinquent.

Our International Card business generated net income from continuing operations of $234 million in 2013, compared with net income from continuing operations of $126 million in 2012. The primary drivers of the improvement in results for our International Card business in 2013, compared with 2012 included: (i) the absence of charges recorded in the second quarter of 2012 associated with refunds to U.K. customers due to retrospective regulatory requirements pertaining to Payment Protection Insurance, which had an unfavorable impact on total net revenue and non-interest expense in 2012, and (ii) a reduction in the provision for credit losses attributable to lower net charge-offs, reflecting the improvement in the credit environment in Canada and the U.K.

Our International Card business generated net income from continuing operations of $126 million in 2012, compared with a net loss from continuing operations of $51 million in 2011. The International Card net income in 2012, compared with net loss in 2011, was driven by a decrease in the provision for credit losses, attributable to lower net charge-offs resulting from credit improvement in Canada and the U.K., and the absence of an allowance build of $105 million for the Hudson Bay Corporation loan portfolio we acquired in January 2011.

**Consumer Banking Business**

The primary sources of revenue for our Consumer Banking business are net interest income from loans and deposits and non-interest income from customer fees. Expenses primarily consist of the provision for credit losses, ongoing operating costs, such as salaries and associate benefits, occupancy and equipment, professional services, communications and data processing technology expenses, as well as marketing expenses.

Our Consumer Banking business generated net income from continuing operations of $1.5 billion in 2013, compared with net income from continuing operations of $1.4 billion in 2012 and $809 million in 2011. Our results primarily reflect an increase in average balances in our auto portfolio offset by lower yields. This was partially offset by declining average balances and yields in our home loan portfolio.

On February 17, 2012, we acquired ING Direct, which resulted in the addition of loans with carrying value of $40.4 billion and deposits of $84.4 billion at acquisition. The substantial majority of the lending and retail deposit businesses acquired are reported in our Consumer Banking business; however, the results of our Consumer Banking business for the first quarter of 2012 reflect only a partial-quarter impact from the operations of ING Direct.

Table 7 summarizes the financial results of our Consumer Banking business and displays selected key metrics for the periods indicated.

**Table 7: Consumer Banking Business Results**

| | Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| (Dollars in millions) | 2013 | 2012 | 2011 | 2013 vs. 2012 | 2012 vs. 2011 |
| **Selected income statement data:** | | | | | |
| Net interest income | **$ 5,905** | $ 5,788 | $ 4,236 | **2%** | 37% |
| Non-interest income | **749** | 782 | 720 | **(4)** | 9 |
| Total net revenue | **6,654** | 6,570 | 4,956 | **1** | 33 |
| Provision for credit losses | **656** | 589 | 452 | **11** | 30 |
| Non-interest expense | **3,745** | 3,871 | 3,244 | **(3)** | 19 |
| Income from continuing operations before income taxes | **2,253** | 2,110 | 1,260 | **7** | 67 |
| Income tax provision | **802** | 747 | 451 | **7** | 66 |
| Income from continuing operations, net of tax | **$ 1,451** | $ 1,363 | $ 809 | **6%** | 68% |
| **Selected performance metrics:** | | | | | |
| Average loans held for investment:[1] | | | | | |
| Auto | **$ 29,446** | $ 24,976 | $19,419 | **18%** | 29% |
| Home loan | **39,322** | 42,764 | 11,322 | **(8)** | 278 |
| Retail banking | **3,699** | 4,096 | 4,097 | **(10)** | — |
| Total consumer banking | **$ 72,467** | $ 71,836 | $34,838 | **1%** | 106% |
| Average yield on loans held for investment[2] | **6.10%** | 6.28% | 9.60% | **(18)bps** | (332)bps |
| Average deposits | **$169,683** | $162,637 | $86,883 | **4%** | 87% |
| Average deposit interest rate | **0.63%** | 0.70% | 0.96% | **(7)bps** | (26)bps |
| Core deposit intangible amortization | **$ 138** | $ 159 | $ 132 | **(13)%** | 20% |
| Net charge-offs | **616** | 531 | 484 | **16** | 10 |
| Net charge-off rate[3] | **0.85%** | 0.74% | 1.39% | **11bps** | (65)bps |
| Net charge-off rate (excluding Acquired Loans)[4] | **1.51** | 1.45 | 1.59 | **6** | (14) |
| Auto loan originations | **$ 17,388** | $ 15,960 | $12,476 | **9%** | 28% |

| | December 31, | | |
|---|---|---|---|
| (Dollars in millions) | 2013 | 2012 | Change |
| **Selected period-end data:** | | | |
| Loans held for investment:[1] | | | |
| Auto | **$ 31,857** | $ 27,123 | **17%** |
| Home loan | **35,282** | 44,100 | **(20)** |
| Retail banking | **3,623** | 3,904 | **(7)** |
| Total consumer banking | **$ 70,762** | $ 75,127 | **(6)%** |
| 30+ day performing delinquency rate[5] | **3.20%** | 2.65% | **55bps** |
| 30+ day performing delinquency rate (excluding Acquired Loans)[4] | **5.32** | 5.14 | **18** |
| 30+ day delinquency rate[6] | **3.89** | 3.34 | **55** |
| 30+ day delinquency rate (excluding Acquired Loans)[4] | **6.47** | 6.49 | **(2)** |
| Nonperforming loans rate[7] | **0.86** | 0.85 | **1** |
| Nonperforming loans rate (excluding Acquired Loans)[4] | **1.44** | 1.66 | **(22)** |
| Nonperforming asset rate[8] | **1.12** | 1.02 | **10** |
| Nonperforming asset rate (excluding Acquired Loans)[4] | **1.86** | 1.98 | **(12)** |
| Allowance for loan and lease losses | **$ 752** | $ 711 | **6%** |
| Allowance coverage ratio[9] | **1.06%** | 0.95% | **11bps** |
| Deposits | **$167,652** | $172,396 | **(3)%** |
| Loans serviced for others | **7,665** | 15,333 | **(50)** |

** Change is less than one percent or not meaningful.

(1) Loans held for investment includes loans acquired in the ING Direct and CCB acquisitions. The carrying value of consumer banking Acquired Loans was $28.2 billion and $36.5 billion as of December 31, 2013 and 2012, respectively. The average balance of consumer banking loans held for investment, excluding Acquired Loans, was $40.8 billion, $36.7 billion and $30.3 billion in 2013, 2012 and 2011, respectively.

(2) Calculated by dividing interest income for the period by average loans held for investment during the period.

(3) Calculated by dividing net charge-offs for the period by average loans held for investment during the period.

(4) Calculation of ratio adjusted to exclude Acquired Loans from the denominator. See "Credit Risk Profile" and "Note 4—Loans" for additional information on the impact of Acquired Loans on our credit quality metrics.

(5) Calculated by dividing 30+ day performing delinquent loans as of the end of the period by period-end loans held for investment.

(6) Calculated by dividing 30+ day delinquent loans as of the end of the period by period-end loans held for investment.

(7) Calculated by dividing nonperforming loans as of the end of the period by period-end loans held for investment. Nonperforming loans generally include loans that have been placed on nonaccrual status and certain restructured loans whose contractual terms have been restructured in a manner that grants a concession to a borrower experiencing financial difficulty.

(8) Calculated by dividing nonperforming assets as of the end of the period by the sum of period-end loans held for investment, foreclosed properties, and other foreclosed assets.

(9) Calculated by dividing the allowance for loan and lease losses as of the end of the period by period-end loans held for investment.

Key factors affecting the results of our Consumer Banking business for 2013, compared with 2012, and changes in financial condition and credit performance between December 31, 2013 and December 31, 2012 include the following:

- *Net Interest Income:* Net interest income increased by $117 million, or 2%, in 2013 to $5.9 billion from $5.8 billion in 2012. The increase in net interest income is primarily attributable to growth in our auto loans, partially offset by lower auto and deposits margins. While average loan balances have grown in 2013 as compared to 2012, we have continued to see a decline in gross interest income due to overall lower average yields on loans. The decrease in auto yields is primarily attributable to a shift in the credit quality mix of our portfolio, as well as increased competition in the marketplace. The average yield on auto loans for 2013 was 9.8%, as compared to 11.0% in 2012. The decrease in home loans was largely driven by the continued expected run-off of the acquired home loans portfolio. The average yield on home loans was 3.4% in 2013 compared to 3.6% in 2012. Average deposit balances increased to $169.7 billion in 2013 from $162.6 billion in 2012, while the average deposit interest rate declined to 0.63% in 2013 from 0.70% in 2012. We expect the yields in our Consumer Banking business to continue to decline as we face increased competition in auto loans, the continued shift to higher credit quality in our auto loan portfolio, and continued deposit rate compression.

- *Non-Interest Income:* Non-interest income decreased by $33 million, or 4%, to $749 million in 2013 from $782 million in 2012 related to the mark-to-market gains on retained interests in interest-only strips and negative amortization mortgage securities recognized in the third quarter of 2012.

- *Provision for Credit Losses:* The provision for credit losses increased by $67 million or 11% in 2013 to $656 million, reflecting higher auto loan charge-offs attributable to auto portfolio growth and an increase in the auto charge-off rate from historically low levels. As discussed above under "Summary of Selected Financial Data," the substantial majority of the ING Direct home loan portfolio is accounted for based on estimated cash flows expected to be collected over the life of the loans. Because accounting based on estimated cash flows takes into consideration future credit losses expected to be incurred, charge-offs are not recorded until the expected credit losses within the nonaccretable difference is depleted.

- *Non-Interest Expense*: Non-interest expense decreased by $126 million, or 3%, in 2013 to $3.7 billion. The decrease was largely due to the absence of ING Direct acquisition-related costs and other one-time items incurred in 2012, which were partially offset by increased expenses related to the growth in our auto loan portfolio.

- *Loans Held for Investment*: Period-end loans held for investment in our Consumer Banking business declined by $4.4 billion, or 6%, in 2013, to $70.8 billion as of December 31, 2013, due to the continued expected run-off of acquired home loans, partially offset by higher period-end auto loan balances due to the continued high volume of auto loan originations.
- *Deposits*: Period-end deposits in our Consumer Banking business declined by $4.7 billion, or 3%, in 2013 to $167.7 billion as of December 31, 2013, primarily due to the expected run-off of our legacy National Direct Bank deposits.
- *Charge-off and Delinquency Statistics*: The reported net charge-off rate increased to 0.85% in 2013, from 0.74% in 2012. The 30+ day delinquency rate increased to 3.89% as of December 31, 2013, from 3.34% as of December 31, 2012. The increase in the net charge-off rates reflect moderately higher auto loan charge-offs, partially offset by improved home loan performance. The overall delinquency rates increased moderately largely due to the run-off of the acquired home loans, which were included in the denominator in calculating the delinquency rates.

Key factors affecting the results of our Consumer Banking business for 2012, compared with 2011, and changes in financial condition and credit performance between December 31, 2012 and December 31, 2011 include the following:

- *Net Interest Income*: Net interest income increased by $1.6 billion, or 37%, in 2012. The increase was primarily attributable to the addition of home loans from the ING Direct acquisition, continued growth and strong margin performance in our auto loan portfolio and the addition of low-rate deposits from the ING Direct acquisition. With the addition of deposits from ING Direct, average deposits increased to $162.6 billion in 2012, from $86.9 billion in 2011, while the average deposit interest rate fell to 0.70% in 2012, from 0.96% in 2011. The favorable impact from these items was modestly offset by the expected run-off of acquired home loans.
- *Non-Interest Income*: Non-interest income increased by $62 million, or 9%, in 2012. The increase was primarily attributable to mark-to-market gains on retained interests in interest-only strips and negative amortization mortgage securities recognized in the third quarter of 2012.
- *Provision for Credit Losses*: The provision for credit losses increased by $137 million in 2012 to $589 million. The increase was largely due to higher auto loan balances, which more than offset the benefit from lower net charge-off rates and continued credit performance improvement. We recorded an allowance build of $59 million in 2012, compared with an allowance release of $23 million in 2011.
- *Non-Interest Expense*: Non-interest expense increased by $627 million, or 19%, in 2012. The increase was largely attributable to operating expenses related to ING Direct, merger-related expenses associated with the acquisition and higher infrastructure expenditures resulting from continued investments in the home loan business and growth in auto loan balances as a result of increased auto loan originations.
- *Loans Held for Investment*: Period-end loans in the Consumer Banking business increased by $38.8 billion, or 107%, in 2012 to $75.1 billion as of December 31, 2012, primarily due to the acquisition of $40.4 billion of ING Direct home loans and growth in auto loan originations, which were partially offset by the expected continued run-off of our acquired home loan portfolios.
- *Deposits*: Period-end deposits in the Consumer Banking business increased by $83.9 billion, or 95%, in 2012 to $172.4 billion as of December 31, 2012, primarily due to the addition of ING Direct deposits of $84.4 billion.
- *Charge-off and Delinquency Statistics*: The net charge-off rate decreased to 0.74% in 2012, from 1.39% in 2011. The 30+ day delinquency rate decreased to 3.34% as of December 31, 2012, from 5.99% as of December 31, 2011. The improvement in our reported net charge-off and delinquency rates for our Consumer Banking business reflects the impact of the addition of the ING Direct home loan portfolio. The overall improvement in credit quality metrics, excluding Acquired Loans, reflects improved credit performance in our legacy consumer loan portfolios.

## Commercial Banking Business

The primary sources of revenue for our Commercial Banking business are net interest income from loans and deposits and non-interest income from customer fees. Because we have some affordable housing tax-related investments that generate tax-exempt income or tax credits, we make certain reclassifications to our Commercial Banking business results to present revenues on a taxable-equivalent basis. Expenses primarily consist of the provision for credit losses, ongoing operating costs, such as salaries and associate benefits, occupancy and equipment, professional services, communications and data processing technology expenses, as well as marketing expenses.

Our Commercial Banking business generated net income from continuing operations of $769 million in 2013, compared with net income from continuing operations of $835 million in 2012 and $595 million in 2011.

On November 1, 2013, we acquired Beech Street Capital, a privately-held, national originator and servicer of Fannie Mae, Freddie Mac and FHA multifamily commercial real estate loans. The Beech Street Capital results are reported within the Commercial Banking business.

Table 8 summarizes the financial results of our Commercial Banking business and displays selected key metrics for the periods indicated.

**Table 8: Commercial Banking Business Results**

| | Year Ended December 31, | | | Change | |
|---|---|---|---|---|---|
| (Dollars in millions) | 2013 | 2012 | 2011 | 2013 vs. 2012 | 2012 vs. 2011 |
| **Selected income statement data:** | | | | | |
| Net interest income | **$ 1,895** | $ 1,740 | $ 1,596 | **9%** | 9% |
| Non-interest income | **395** | 340 | 283 | **16** | 20 |
| Total net revenue | **2,290** | 2,080 | 1,879 | **10** | 11 |
| Provision (benefit) for credit losses | **(24)** | (270) | 31 | **91** | (971) |
| Non-interest expense | **1,119** | 1,059 | 925 | **6** | 14 |
| Income from continuing operations before income taxes | **1,195** | 1,291 | 923 | **(7)** | 40 |
| Income tax provision | **426** | 456 | 328 | **(7)** | 39 |
| Income from continuing operations, net of tax | **$ 769** | $ 835 | $ 595 | **(8)%** | 40% |
| **Selected performance metrics:** | | | | | |
| Average loans held for investment:[1] | | | | | |
| Commercial and multifamily real estate | **$18,636** | $16,256 | $14,166 | **15%** | 15% |
| Commercial and industrial | **21,062** | 18,304 | 15,437 | **15** | 19 |
| Total commercial lending | **39,698** | 34,560 | 29,603 | **15** | 17 |
| Small-ticket commercial real estate | **1,073** | 1,353 | 1,671 | **(21)** | (19) |
| Total commercial banking | **$40,771** | $35,913 | $31,274 | **14%** | 15% |
| Average yield on loans held for investment[2] | **3.88%** | 4.25% | 4.74% | **(37)bps** | (49)bps |
| Average deposits | **$30,702** | $28,266 | $25,033 | **9%** | 13% |
| Average deposit interest rate | **0.27%** | 0.32% | 0.49% | **(5)bps** | (17)bps |
| Core deposit intangible amortization | **$ 27** | $ 34 | $ 40 | **(21)%** | (15)% |
| Net charge-offs | **14** | 42 | 177 | **(67)** | (76) |
| Net charge-off rate[3] | **0.03%** | 0.12% | 0.57% | **(9)bps** | (45)bps |

| (Dollars in millions) | December 31, 2013 | 2012 | Change |
|---|---|---|---|
| **Selected period-end data:** | | | |
| Loans held for investment: | | | |
| Commercial and multifamily real estate | **$20,750** | $17,732 | **17%** |
| Commercial and industrial | **23,309** | 19,892 | **17** |
| Total commercial lending | **44,059** | 37,624 | **17** |
| Small-ticket commercial real estate | **952** | 1,196 | **(20)** |
| Total commercial banking | **$45,011** | $38,820 | **16%** |
| Nonperforming loans rate[4] | **0.33%** | 0.73% | **(40)bps** |
| Nonperforming asset rate[5] | **0.37** | 0.77 | **(40)** |
| Allowance for loan and lease losses | **$ 338** | $ 433 | **(22)%** |
| Allowance coverage ratio[6] | **0.75%** | 1.12% | **(37)bps** |
| Deposits | **$30,567** | $29,866 | **2%** |

** Change is less than one percent or not meaningful.

(1) Loans held for investment includes loans acquired in the ING Direct and CCB acquisitions. The carrying value of commercial banking Acquired Loans accounted for subsequent to acquisition based on expected cash flows to be collected was $262 million and $359 million as of December 31, 2013 and 2012, respectively. The average balance of commercial banking loans held for investment, excluding Acquired Loans, was $40.5 billion, $35.1 billion and $30.8 billion in 2013, 2012 and 2011, respectively.

(2) Calculated by dividing interest income for the period by average loans held for investment during the period.

(3) Calculated by dividing net charge-offs for the period by average loans held for investment during the period.

(4) Calculated by dividing nonperforming loans as of the end of the period by period-end loans held for investment. Nonperforming loans generally include loans that have been placed on non-accrual status and certain restructured loans whose contractual terms have been restructured in a manner that grants a concession to a borrower experiencing financial difficulty.

(5) Calculated by dividing nonperforming assets as of the end of the period by the sum of period-end loans held for investment, foreclosed properties, and other foreclosed assets.

(6) Calculated by dividing the allowance for loan and lease losses as of the end of the period by period-end loans held for investment.

Key factors affecting the results of our Commercial Banking business for 2013, compared with 2012, and changes in financial condition and credit performance between December 31, 2013 and December 31, 2012 include the following:

- *Net Interest Income:* Net interest income increased by $155 million, or 9%, in 2013 to $1.9 billion. The increase was primarily driven by growth in our commercial lending business and higher deposit balances.

- *Non-Interest Income*: Non-interest income increased by $55 million, or 16%, in 2013 to $395 million, driven by increased revenue related to fee-based products and services from the Beech Street Capital acquisition.

- *Provision for Credit Losses*: The Commercial Banking business recorded a benefit related to the provision for credit losses of $24 million in 2013, compared with a benefit of $270 million in 2012. The stabilization of the credit outlook has resulted in less allowance release in the current year when compared to the prior year. The combined release for allowance and reserve for unfunded lending commitments was $43 million in 2013, compared with a release of $313 million in 2012.

- *Non-Interest Expense*: Non-interest expense increased by $60 million, or 6%, in 2013 to $1.1 billion, driven by investments in business growth and infrastructure enhancements and the costs associated with Beech Street Capital.

- *Loans Held for Investment*: Period-end loans held for investment in our Commercial Banking business increased by $6.2 billion, or 16%, in 2013, to $45.0 billion as of December 31, 2013. The increase was driven by strong loan originations in the commercial lending business, which was partially offset by the continued run-off of the small-ticket commercial real estate loan portfolio.

- *Deposits*: Period-end deposits in the Commercial Banking business increased by $701 million, or 2%, to $30.6 billion as of December 31, 2013, from $29.9 billion as of December 31, 2012, driven by our strategy to strengthen existing relationships and increase liquidity from commercial customers.
- *Charge-off Statistics*: The net charge-off rate was 0.03% in 2013, compared to 0.12% in 2012. The nonperforming loan rate decreased to 0.33% as of December 31, 2013, from 0.73% as of December 31, 2012. The continued strength in the credit metrics in our Commercial Banking business reflected stable credit trends and underlying collateral values.

Key factors affecting the results of our Commercial Banking business for 2012, compared with 2011, and changes in financial condition and credit performance between December 31, 2012 and December 31, 2011 include the following:

- *Net Interest Income*: Net interest income increased by $144 million, or 9%, in 2012. The increase was primarily driven by higher deposit balances and growth in commercial real estate and commercial and industrial loans.
- *Non-Interest Income*: Non-interest income increased by $57 million or 20%, in 2012, largely attributable to growth in fees from services provided to customers.
- *Provision for Credit Losses*: The Commercial Banking business recorded a benefit related to the provision for credit losses of $270 million in 2012, compared with a provision of credit losses of $31 million in 2011. The benefit recorded in 2012 reflected a significant decrease in net charge-offs, resulting in an increase in allowance releases attributable to the improvement in underlying credit performance trends. We recorded a release of the combined allowance for loan losses and reserve for unfunded lending commitments of $313 million in 2012, compared with a release of $147 million in 2011.
- *Non-Interest Expense*: Non-interest expense increased by $134 million, or 14%, in 2012. The increase was due to costs associated with higher originations in our commercial real estate and commercial and industrial businesses, expansion into new markets and infrastructure investments.
- *Loans Held for Investment*: Period-end loans increased by $4.5 billion, or 13%, in 2012 to $38.8 billion as of December 31, 2012. The increase was driven by stronger loan originations in the commercial and industrial and commercial real estate businesses, which was partially offset by the run-off and sale of a portion of the small-ticket commercial real estate loan portfolio.
- *Deposits*: Period-end deposits in the Commercial Banking business increased by $3.2 billion, or 12%, in 2012 to $29.9 billion as of December 31, 2012, driven by our strategy to strengthen existing relationships and increase liquidity from commercial customers.
- *Charge-off Statistics*: The net charge-off rate decreased to 0.12% in 2012, from 0.57% in 2011. The nonperforming loan rate decreased to 0.73% as of December 31, 2012, from 1.08% as of December 31, 2011. The significant improvement in the credit metrics in our Commercial Banking business reflected a continued improvement in credit trends and strengthening of underlying collateral values, resulting in lower loss severities and opportunities for recoveries on previously charged-off loans.

**"Other" Category**

Other includes unallocated amounts related to our centralized Corporate Treasury group activities, such as management of our corporate investment portfolio and asset/liability management. Gains and losses on our investment securities portfolio and certain trading activities are included in the Other category. The Other category also includes foreign exchange-rate fluctuations related to the revaluation of foreign currency-denominated investments; certain gains and losses on the sale and securitization of loans; unallocated corporate expenses that do not directly support the operations of the business segments or for which the business segments are not considered financially accountable in evaluating their performance, such as certain acquisition and restructuring charges; a portion of the provision for representation and warranty reserves related to continuing operations; certain material items that are non-recurring in nature; and offsets related to certain line-item reclassifications.

Net loss from continuing operations recorded in Other was $443 million in 2013, compared with net income from continuing operations of $6 million in 2012 and a net loss from continuing operations of $428 million in 2011.

Table 9 summarizes the financial results of our Other category for the periods indicated.

**Table 9: Other Results**

| | Year Ended December 31, | | |
|---|---|---|---|
| **(Dollars in millions)** | **2013** | **2012** | **2011** |
| **Selected income statement data:** | | | |
| Net interest income (expense) | **$ (661)** | $(1,121) | $ (913) |
| Non-interest income | **(186)** | 607 | (74) |
| Total net revenue | **(847)** | (514) | (987) |
| Provision for credit losses | **(3)** | 35 | 7 |
| Non-interest expense | **211** | 162 | 128 |
| Income from continuing operations before income taxes | **(1,055)** | (711) | (1,122) |
| Income tax benefit | **(612)** | (717) | (694) |
| Income (loss) from continuing operations, net of tax | **$ (443)** | $ 6 | $ (428) |

The shift in the Other category to a net loss from continuing operations of $443 million in 2013 from net income from continuing operations of $6 million in 2012 was primarily due to three non-recurring items recognized in 2012 related to the ING Direct acquisition. We recognized a bargain purchase gain of $594 million related to the ING Direct acquisition and an income of $162 million from the sale of Visa stock shares during the first quarter of 2012, which was partially offset by a derivative loss of $78 million recognized in the first quarter of 2012 related to the interest rate swaps we entered into in 2011 to partially hedge the interest rate risk of the net assets associated with the ING Direct acquisition.

The Other category shifted to net income from continuing operations of $6 million in 2012, from a net loss of $428 million in 2011. The increase is primarily related to the three non-recurring items described above.

## CONSOLIDATED BALANCE SHEETS ANALYSIS

Total assets of $297.0 billion as of December 31, 2013 decreased by $15.9 billion, or 5%, from $312.9 billion as of December 31, 2012. Total liabilities of $255.3 billion as of December 31, 2013, decreased by $17.1 billion, or 6%, from $272.4 billion as of December 31, 2012. Stockholders' equity increased by $1.2 billion to $41.7 billion as of December 31, 2013. The increase in stockholders' equity was primarily attributable to our net income of $4.2 billion for 2013, which was partially offset by an other comprehensive loss of $1.6 billion, largely attributable to an increase in interest rates in the second half of 2013 that reduced the fair value of our investment securities classified as available for sale and resulted in net unrealized losses.

Following is a discussion of material changes in the major components of our assets and liabilities during 2013. Period-end balance sheet amounts may vary from average balance sheet amounts due to liquidity and balance sheet management activities that are intended to ensure the adequacy of capital while managing our ability to manage liquidity requirements for the company and our customers and our market risk exposure in accordance with our risk appetite.

## Investment Securities

Our investment portfolio consists primarily of the following: U.S. Treasury debt, U.S. agency debt and corporate debt securities guaranteed by U.S. government agencies ("Agency"); Agency and non-agency residential mortgage-backed securities ("RMBS") and commercial mortgage-backed securities ("CMBS"); other asset-backed securities ("ABS") and other investments. The carrying value of our investments in U.S. Treasury, agency securities and other securities guaranteed by the U.S. government or agencies of the U.S. government represented 77% of our total investment securities portfolio as of December 31, 2013 and 2012.

Our investment security portfolio includes securities available for sale as well as securities held to maturity. We classify securities as available for sale or held to maturity based on our investment strategy and management's assessment of our intent and ability to hold the securities until maturity. We report securities available for sale in our consolidated balance sheets at fair value with unrealized gains and losses recorded, net of tax, as a component of accumulated other comprehensive income ("AOCI"). We report securities held to maturity on our consolidated balance sheets at carrying value. Carrying value generally consists of amortized cost. For securities transferred from available for sale to held to maturity, carrying value also includes unrealized gains and losses recognized in AOCI at the date of transfer. Such unrealized gains or losses are accreted over the remaining life of the security with no impact on future net income.

During 2013, the fair value of our investment portfolio decreased by $3.0 billion, or 5% from $64.0 billion as of December 31, 2012 to $61.0 billion as of December 31, 2013. The fair value of our securities available for sale portfolio was $41.8 billion as of December 31, 2013, a $22.2 billion decrease from $64.0 billion as a December 31, 2012. This decrease was primarily driven by the transfer of securities available for sale to securities held to maturity with a fair value of $18.3 billion as of the date of the transfer. We transferred these securities to held to maturity in consideration of changes to regulatory capital requirements under the final Basel III capital standards, and to reduce the impact of price volatility on AOCI. The transferred securities included net pre-tax unrealized losses of $1.5 billion at the date of transfer. Excluding the change on the held to maturity securities subsequent to the transfer, the fair value of our securities decreased $4 billion in 2013 driven by the rise in interest rates and normal portfolio activity.

During 2012, our portfolio of investment securities available for sale increased by $25.2 billion, or 65%. The increase was primarily attributable to the acquisition of ING Direct investment securities of $30.2 billion as of the acquisition date, which was partially offset by the sale of investment securities of approximately $16.9 billion. We recorded a net gain of $45 million from the sale of these securities.

We had gross unrealized gains of $799 million and gross unrealized losses of $631 million on available-for sale investment securities as of December 31, 2013, compared with gross unrealized gains of $1.2 billion and gross unrealized losses of $120 million as of December 31, 2012. The increase in gross unrealized losses in 2013 was primarily driven by higher interest rates. Of the $631 million in gross unrealized losses as of December 31, 2013, $109 million related to securities that had been in a loss position for more than 12 months.

Table 10 presents the amortized cost, carrying value and fair value for the major categories of our portfolio of investment securities as of December 31, 2013, 2012 and 2011.

**Table 10: Investment Securities**

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | 2012 | | 2011 | |
| (Dollars in millions) | Amortized Cost | Fair Value | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| **Investment securities available for sale** | | | | | | |
| U.S. Treasury debt obligations | **$ 831** | **$ 833** | $ 1,548 | $ 1,552 | $ 115 | $ 124 |
| U.S. Agency debt obligations | **1** | **1** | 301 | 302 | 131 | 138 |
| Corporate debt securities guaranteed by U.S. government agencies | **1,282** | **1,234** | 1,003 | 1,012 | — | — |
| RMBS: | | | | | | |
| Agency | **21,572** | **21,479** | 39,408 | 40,002 | 24,980 | 25,488 |
| Non-agency | **3,165** | **3,600** | 3,607 | 3,871 | 1,340 | 1,162 |
| Total RMBS | **24,737** | **25,079** | 43,015 | 43,873 | 26,320 | 26,650 |
| CMBS: | | | | | | |
| Agency | **4,262** | **4,198** | 6,045 | 6,144 | 697 | 711 |
| Non-agency | **1,854** | **1,808** | 1,425 | 1,485 | 459 | 476 |
| Total CMBS | **6,116** | **6,006** | 7,470 | 7,629 | 1,156 | 1,187 |
| Other ABS(1) | **7,123** | **7,136** | 8,393 | 8,458 | 10,119 | 10,150 |
| Other securities(2) | **1,542** | **1,511** | 1,120 | 1,153 | 462 | 510 |
| Total investment securities available for sale | **$41,632** | **$41,800** | $62,850 | $63,979 | $38,303 | $38,759 |

| (Dollars in millions) | Carrying Value | Fair Value | Carrying Value | Fair Value | Carrying Value | Fair Value |
|---|---|---|---|---|---|---|
| **Investment securities held to maturity** | | | | | | |
| RMBS: | | | | | | |
| Agency | **$17,443** | **$17,485** | $ — | $ — | $ — | $ — |
| CMBS: | | | | | | |
| Agency | **1,689** | **1,700** | — | — | — | — |
| Other ABS(1) | **—** | **—** | 9 | 9 | — | — |
| Total investment securities held to maturity | **$19,132** | **$19,185** | $ 9 | $ 9 | $ — | $ — |

(1) The ABS collateralized by credit card loans constituted of approximately 65% and 64% of the other ABS portfolio, as of December 31, 2013 and 2012, respectively, and ABS collaterized by auto dealer floor plan inventory loans and leases constituted approximately 15% and 18% of the other ABS portfolio, as of December 31, 2013 and 2012, respectively. Approximately 87% of the securities in our other ABS portfolio were rated AAA or its equivalent as of December 31, 2013, compared with 82% as of December 31, 2012.

(2) Includes foreign government/agency bonds, covered bonds, corporate securities, municipal securities and equity investments primarily related to activities under the CRA.

We provide information on OTTI losses recognized in earnings on our investment securities above under "Consolidated Results of Operations—Non-Interest Income."

### *Credit Ratings*

Our portfolio of investment securities continues to be concentrated in securities that generally have low credit risk and high credit ratings, such as securities issued and guaranteed by the U.S. Treasury and other government sponsored enterprises or agencies. Approximately 92% of our total investment securities portfolio was rated AA+ or its equivalent, or better as of both December 31, 2013 and 2012, while approximately 5% and 6% was below investment grade as of December 31, 2013 and 2012, respectively. We categorize the credit ratings of our investment securities based on the lowest credit rating as issued by the rating agencies Standard & Poor's Ratings Services ("S&P"), Moody's Investors Service ("Moody's") and Fitch Ratings ("Fitch").

Table 11 provides information on the credit ratings of our non-agency RMBS, non-agency CMBS, other asset-backed securities and other securities in our portfolio as of December 31, 2013 and 2012.

**Table 11: Non-Agency Investment Securities Credit Ratings**

| | December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2013 | | | | 2012 | | | |
| (Dollars in millions) | Amortized Cost | AAA | Other Investment Grade | Below Investment Grade or Not Rated | Amortized Cost | AAA | Other Investment Grade | Below Investment Grade or Not Rated |
| Non-agency RMBS | **$3,165** | **—%** | **4%** | **96%** | $3,607 | —% | 5% | 95% |
| Non-agency CMBS | **1,854** | **99** | **1** | **—** | 1,425 | 97 | 3 | — |
| Other asset-backed securities | **7,123** | **87** | **12** | **1** | 8,393 | 82 | 17 | 1 |
| Other securities[1] | **1,542** | **9** | **82** | **9** | 1,120 | 67 | 24 | 9 |

[1] Includes foreign government/agency bonds, covered bonds, corporate securities, municipal securities and equity investments primarily related to activities under the CRA.

For additional information on our investment securities, see "Note 3—Investment Securities."

## Loans Held for Investment

Total loans that we manage consist of held for investment loans recorded on our consolidated balance sheets and loans held in our securitization trusts. Loans underlying our securitization trusts are reported on our consolidated balance sheets in restricted loans for securitization investors. Table 12 summarizes our portfolio of loans held for investment by business segment, net of the allowance for loan and lease losses, as of December 31, 2013 and 2012.

**Table 12: Net Loans Held for Investment**

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | | 2012 | | |
| (Dollars in millions) | Total Loans Held For Investment | Allowance | Net Loans Held For Investment | Total Loans Held For Investment | Allowance | Net Loans Held For Investment |
| Credit Card | **$ 81,305** | **$3,214** | **$ 78,091** | $ 91,755 | $3,979 | $ 87,776 |
| Consumer Banking | **70,762** | **752** | **70,010** | 75,127 | 711 | 74,416 |
| Commercial Banking | **45,011** | **338** | **44,673** | 38,820 | 433 | 38,387 |
| Other | **121** | **11** | **110** | 187 | 33 | 154 |
| Total | **$197,199** | **$4,315** | **$192,884** | $205,889 | $5,156 | $200,733 |

Period-end loans held for investment decreased by $8.7 billion, or 4%, in 2013, to $197.2 billion as of December 31, 2013, from $205.9 billion as of December 31, 2012. The decrease was due in part to the transfer of the Best Buy loan portfolio of $7 billion at the date of transfer to the loans held for sale in the first quarter of 2013, which were further sold in the third quarter of 2013. In addition to the Portfolio Sale, period-end loans held for investment decreased due to expected run-off of certain other credit card loans acquired in the 2012 U.S. card acquisition and continued expected run-off of installment loans in our Credit Card business and home loans in our Consumer Banking business. The paydowns and run-off of card balances were partially offset by growth in certain segments of our Credit Card business, higher period-end auto loan balances due to the continued high volume of auto loan originations and strong loan originations in our commercial and industrial and commercial real estate loan portfolios.

We provide additional information on the composition of our loan portfolio and credit quality below in "Credit Risk Profile" and in "Note 4—Loans."

### Loans Held for Sale

Loans held for sale, which are carried at lower of cost or fair value, increased to $218 million as of December 31, 2013, from $201 million as of December 31, 2012. We provide additional information for loans held for sale in "Note 4—Loans."

### Customer Deposits

Our customer deposits have become our largest source of funding for our operations, providing a sizable and consistent source of low-cost funds. Total customer deposits decreased by $8.0 billion to $204.5 billion as of December 31, 2013, from $212.5 billion as of December 31, 2012, reflecting our scaling back of deposit growth in the current environment of relatively low overall loan growth. We provide information on the composition of our deposits, average outstanding balances, interest expense and yield below in "Liquidity Risk Profile."

### Securitized Debt Obligations

Securitization debt obligations decreased by $1.1 billion during 2013 to $10.3 billion as of December 31, 2013, from $11.4 billion as of December 31, 2012. The decrease was driven by maturities and repurchases totaling $3.3 billion, partially offset by the issuance of $2.2 billion of credit card securitization debt during 2013.

### Other Debt

Other debt, which consists of federal funds purchased and securities loaned or sold under agreements to repurchase, senior and subordinated notes and other borrowings, including Federal Home Loan Bank ("FHLB") advances, but excluding securitized debt obligations, totaled $30.4 billion as of December 31, 2013, of which $16.2 billion represented short-term borrowings and $14.2 billion represented long-term debt. Other debt decreased by $8.1 billion in 2013 from a total of $38.5 billion as of December 31, 2012, of which $21.1 billion represented short-term borrowings and $17.4 billion represented long-term borrowings.

The decrease in other debt was primarily attributable to our redemption of $3.65 billion junior subordinated debt in connection with our redemption of outstanding trust preferred securities in the first quarter of 2013, as well as net maturities of FHLB advances of $4.6 billion during 2013. The above decreases were partially offset by the issuance of $2.0 billion unsecured senior notes during 2013. We provide additional information on our borrowings in "Note 9—Deposits and Borrowings."

## Potential Mortgage Representation & Warranty Liabilities

We acquired three subsidiaries that originated residential mortgage loans and sold them to various purchasers, including purchasers who created securitization trusts. These subsidiaries are Capital One Home Loans, which was acquired in February 2005; GreenPoint, which was acquired in December 2006 as part of the North Fork acquisition; and CCB, which was acquired in February 2009 and subsequently merged into CONA.

We have established representation and warranty reserves for losses associated with the mortgage loans sold by each subsidiary that we consider to be both probable and reasonably estimable, including both litigation and non-litigation liabilities. These reserves are reported in our consolidated balance sheets as a component of other liabilities. The reserve setting process relies heavily on estimates, which are inherently uncertain, and requires the application of judgment. We evaluate these estimates on a quarterly basis. We build our representation and warranty reserves through the provision for mortgage representation and warranty losses, which we report in our consolidated statements of income as a component of non-interest income for loans originated and sold by CCB and Capital One Home Loans and as a component of discontinued operations for loans originated and sold by GreenPoint. In establishing the representation and warranty reserves, we consider a variety of factors depending on the category of purchaser.

The aggregate reserves for all three subsidiaries totaled $1.2 billion as of December 31, 2013, compared with $899 million as of December 31, 2012.

The table below summarizes changes in our representation and warranty reserves in 2013 and 2012.

**Table 13: Changes in Representation and Warranty Reserve**

| (Dollars in millions) | Year Ended December 31, 2013 | 2012 |
|---|---|---|
| Representation and warranty repurchase reserve, beginning of period[1] | **$ 899** | $ 943 |
| Provision for mortgage representation and warranty losses[2] | **309** | 349 |
| Net realized losses | **(36)** | (393) |
| Representation and warranty repurchase reserve, end of period[1] | **$1,172** | $ 899 |

[1] Reported in our consolidated balance sheets as a component of other liabilities.

[2] The pre-tax portion of the provision for mortgage representation and warranty losses recognized in our consolidated statements of income as a component of non-interest income was a benefit of $24 million in 2013, compared with a loss of $42 million in 2012. The pre-tax portion of the provision for mortgage representation and warranty losses recognized in our consolidated statements of income as a component of discontinued operations totaled $333 million in 2013 and $307 million in 2012.

As part of our business planning processes, we have considered various outcomes relating to the potential future representation and warranty liabilities of our subsidiaries that are possible but do not rise to the level of being both probable and reasonably estimable outcomes justifying an incremental accrual under applicable accounting standards. Our current best estimate of reasonably possible future losses from representation and warranty claims beyond what was in our reserve as of December 31, 2013, is approximately $2.6 billion, a decline from our estimate of $2.7 billion as of December 31, 2012. The estimate as of December 31, 2013 covers all reasonably possible losses relating to representation and warranty claim activity.

We provide additional information related to the representation and warranty reserve, including factors that may impact the adequacy of the reserves and the ultimate amount of losses incurred by our subsidiaries, in "Note 20—Commitments, Contingencies, Guarantees, and Others."

## OFF-BALANCE SHEET ARRANGEMENTS AND VARIABLE INTEREST ENTITIES

In the ordinary course of business, we are involved in various types of arrangements with limited liability companies, partnerships or trusts that often involve special purpose entities and variable interest entities ("VIE"). Some of these arrangements are not recorded on our consolidated balance sheets or may be recorded in amounts different from the full contract or notional amount of the arrangements, depending on the nature or structure of, and accounting required to be applied to, the arrangement. These arrangements may expose us to potential losses in excess of the amounts recorded in the consolidated balance sheets. Our involvement in these arrangements can take many forms, including securitization and servicing activities, the purchase or sale of mortgage-backed or other asset-backed securities in connection with our home loan portfolio and loans to VIEs that hold debt, equity, real estate or other assets.

Our continuing involvement in unconsolidated VIEs primarily consists of certain mortgage loan trusts and community reinvestment and development entities. The carrying amount of assets and liabilities of these unconsolidated VIEs was $3.4 billion and $0.5 billion, respectively, as of December 31, 2013, and our maximum exposure to loss was $3.9 billion as of December 31, 2013. We provide a discussion of our activities related to these VIEs in "Note 6—Variable Interest Entities and Securitizations."

## CAPITAL MANAGEMENT

The level and composition of our equity capital are determined by multiple factors, including our consolidated regulatory capital requirements and an internal risk-based capital assessment, and may also be influenced by rating agency guidelines, subsidiary capital requirements, the business environment, conditions in the financial markets and assessments of potential future losses due to adverse changes in our business and market environments.

### Capital Standards and Prompt Corrective Action

Bank holding companies and national banks are subject to capital adequacy standards adopted by the Federal Reserve and the OCC, respectively. The capital adequacy standards set forth minimum risk-based and leverage capital requirements that are based on quantitative and qualitative measures of assets and off-balance sheet items. Under the capital adequacy standards, bank holding companies and national banks currently are required to maintain a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 4% and a Tier 1 leverage capital ratio of at least 4% in order to be considered adequately capitalized.

National banks also are subject to prompt corrective action ("PCA") capital regulations. Under PCA regulations, a national bank is considered to be well capitalized if it maintains a total risk-based capital ratio of at least 10% (200 basis points higher than the minimum capital standard above), a Tier 1 risk-based capital ratio of at least 6% (200 basis points higher than the minimum capital standard above), a Tier 1 leverage capital ratio of at least 5% (100 basis points higher than the minimum capital standard above) and is not subject to any supervisory agreement, order or directive to meet and maintain a specific capital level for any capital measure. A bank is considered to be adequately capitalized if it meets the above minimum capital standards and does not otherwise meet the well capitalized definition. Currently, PCA capital requirements do not apply to bank holding companies.

We also disclose a Tier 1 common ratio for our bank holding company, which is a regulatory capital measure widely used by investors, analysts, rating agencies and bank regulatory agencies to assess the capital position of financial services companies. While there is currently no mandated minimum or "well capitalized" standard for the Tier 1 common ratio, the Federal Reserve, the OCC and the FDIC (collectively, the U.S. federal banking agencies) recently finalized a new capital rule (the "Final Rule") that implements the Basel III capital accord developed by the Basel Committee and certain Dodd-Frank Act capital provisions and updates the PCA capital requirements. The new capital framework establishes a new minimum Common Equity Tier 1 capital ratio that will be phased-in starting in 2014 for bank holding companies subject to the "Advanced" risk-based capital rules adopted by the U.S. federal banking agencies ("Advanced Approaches"). The Final Rule also increases some of the thresholds for the PCA capital categories and adds, effective January 1, 2015, the new Common Equity Tier 1 capital ratio to the PCA regulations.

We disclose a non-GAAP TCE ratio in "Summary of Selected Financial Data." While the TCE ratio is a capital measure widely used by investors, analysts and bank regulatory agencies to assess the capital position of financial services companies, it may not be comparable to similarly titled measures reported by other companies. We provide information on the calculation of this ratio in "MD&A—Supplemental Tables—Table F: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures Under Basel I."

Table 14 provides a comparison of our capital ratios under the Federal Reserve's capital adequacy standards and the capital ratios of the Banks under the OCC's capital adequacy standards as of December 31, 2013 and 2012.

**Table 14: Capital Ratios Under Basel I[1]**

| | December 31, 2013 | | | December 31, 2012 | | |
|---|---|---|---|---|---|---|
| | Capital Ratio | Minimum Capital Adequacy | Well Capitalized | Capital Ratio | Minimum Capital Adequacy | Well Capitalized |
| **Capital One Financial Corp:** | | | | | | |
| Tier 1 common[2] | **12.23%** | **N/A** | **N/A** | 10.96% | N/A | N/A |
| Tier 1 risk-based capital[3] | **12.61** | **4.00%** | **6.00%** | 11.34 | 4.00% | 6.00% |
| Total risk-based capital[4] | **14.73** | **8.00** | **10.00** | 13.56 | 8.00 | 10.00 |
| Tier 1 leverage[5] | **10.10** | **4.00** | **N/A** | 8.66 | 4.00 | N/A |
| **Capital One Bank (USA) N.A.:** | | | | | | |
| Tier 1 risk-based capital[3] | **11.52%** | **4.00%** | **6.00%** | 11.32% | 4.00% | 6.00% |
| Total risk-based capital[4] | **14.95** | **8.00** | **10.00** | 14.74 | 8.00 | 10.00 |
| Tier 1 leverage[5] | **10.26** | **4.00** | **5.00** | 10.43 | 4.00 | 5.00 |
| **Capital One, N.A:** | | | | | | |
| Tier 1 risk-based capital[3] | **12.73%** | **4.00%** | **6.00%** | 13.59% | 4.00% | 6.00% |
| Total risk-based capital[4] | **13.82** | **8.00** | **10.00** | 14.85 | 8.00 | 10.00 |
| Tier 1 leverage[5] | **9.00** | **4.00** | **5.00** | 9.15 | 4.00 | 5.00 |

(1) Calculated under capital standards and regulations based on the international capital framework commonly known as Basel I. Capital ratios that are not applicable are denoted by "N/A." See "MD&A—Supplemental Tables—Table F: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures Under Basel I" for additional information.

(2) Tier 1 common ratio is a regulatory capital measure calculated based on Tier 1 common capital divided by risk-weighted assets.

(3) Tier 1 risk-based capital ratio is a regulatory capital measure calculated based on Tier 1 capital divided by risk-weighted assets.

(4) Total risk-based capital ratio is a regulatory capital measure calculated based on total risk-based capital divided by risk-weighted assets.

(5) Tier 1 leverage ratio is a regulatory capital measure calculated based on Tier 1 capital divided by quarterly average total assets, after certain adjustments.

Our Tier 1 common ratio, as calculated under capital standards and regulations based on the international capital framework commonly known as Basel I, increased to 12.23% as of December 31, 2013, up from 10.96% as of December 31, 2012. The increase in our Tier 1 common ratio reflected strong internal capital generation from earnings. We realized the full benefit of the reduction in risk weighted assets from the Portfolio Sale, which was offset by the decline in capital level from the $1 billion repurchase of our common stock in the second half of 2013. We exceeded minimum capital requirements and would meet the "well capitalized" ratio levels specified under PCA for Tier 1 risk-based capital and total risk-based capital under Federal Reserve capital standards for bank holding companies as of December 31, 2013 and 2012. The Banks also exceeded minimum regulatory requirements under the OCC's applicable capital adequacy guidelines and were "well capitalized" under PCA requirements as of December 31, 2013.

***Recent Developments in Capital Requirements***

As described above, the U.S. federal banking agencies recently adopted the Final Rule, which increases the minimum capital that we and other institutions are required to hold. Prior to being revised in the Final Rule, the minimum risk-based capital requirements adopted by the U.S. federal banking agencies followed Basel I as noted in Table 14 above and the Advanced Approaches for applicable banks and bank holding companies. Currently, we are subject to Basel I and are in the Advanced Approaches qualification process but are not formally subject to its capital requirements.

The Final Rule modified both Basel I and the Advanced Approaches (as modified, referred to respectively as "Basel III Standardized" and the "Basel III Advanced Approaches"). Under the Final Rule, beginning on January 1, 2014, as an Advanced Approaches banking organization that has yet to enter or exit parallel run, we must use Basel III Standardized for calculating our regulatory capital, including as used in our capital ratios, subject to transition periods. In 2014, however, we will continue to use Basel I for calculating our risk-weighted assets in our regulatory capital ratios. Beginning on January 1, 2015, we must use Basel III Standardized for calculating our risk-weighted assets in our regulatory capital ratios.

Basel III Standardized Common Equity Tier 1 capital under the Final Rule includes additional adjustments and deductions not included in Basel I Tier 1 common capital, such as the inclusion of accumulated other comprehensive income from available for sale securities, and the deduction of assets related to defined benefit pension and other post-retirement employee benefit plans.

The following table compares our Tier 1 common capital and risk weighted assets as of December 31, 2013, calculated under Basel I, to our estimated Common Equity Tier I capital and risk weighted assets as of December 31, 2013, calculated under Basel III Standardized, as it applies on January 1, 2014, January 1, 2015 and when fully phased-in. Our estimate of the Common Equity Tier 1 capital ratio under Basel III Standardized is a non-GAAP financial measure. However, we believe this measure provides useful information to investors and others by measuring our progress against regulatory capital standards that will be applicable to the Company beginning in 2014. See the table and notes below for further discussion on our interpretations, expectations and assumptions used in calculating this ratio.

**Table 15: Estimated Common Equity Tier 1 Capital Ratio Under Basel III Standardized**

| (Dollars in millions, except ratio) | December 31, 2013 | | |
|---|---|---|---|
| | 2014 Phase-In | 2015 Phase-In | Full Phase-In |
| **Tier 1 common capital under Basel I rules** | **$ 27,487** | **$ 27,487** | **$ 27,487** |
| Adjustments related to AOCI for securities available for sale and defined benefit pension plans[1] | **(175)** | **(350)** | **(875)** |
| Adjustments related to PCCR intangible[1] | **(134)** | **(402)** | **(1,207)** |
| Other adjustments[1][2] | **305** | **230** | **5** |
| **Estimated Common Equity Tier 1 capital under Basel III Standardized** | **$ 27,483** | **$ 26,965** | **$ 25,410** |
| **Risk-weighted assets under Basel I rules** | **$224,671** | **$224,671** | **$224,671** |
| Adjustments for Basel III Standardized[3] | **210** | **7,979** | **7,805** |
| **Estimated risk-weighted assets adjusted for Basel III Standardized** | **$224,881** | **$232,650** | **$232,476** |
| **Estimated Common Equity Tier 1 capital ratio under Basel III Standardized[4]** | **12.2%** | **11.6%** | **10.9%** |

(1) Adjustments are phased in at 20% for 2014, at 40% for 2015, and at 100% for 2018 and beyond.

(2) Other adjustments are related to disallowed deferred tax assets from net operating losses and tax credit carry forwards, mortgage servicing rights and other intangibles net of associated deferred tax liabilities.

(3) Adjustments to Basel I risk weighted assets include higher risk weights for 90 days or more past due exposures, high volatility commercial real estate, securitization exposures and corresponding adjustments to PCCR intangibles, deferred tax assets and certain other assets in the calculation of Common Equity Tier 1 capital under Basel III Standardized.

(4) Calculated by dividing Estimated Common Equity Tier 1 capital under Basel III Standardized by estimated risk-weighted assets adjusted for Basel III Standardized.

With respect to the Basel III Advanced Approaches, we expect to enter the parallel run phase no earlier than January 1, 2015. We currently anticipate a multi-year parallel run consistent with the experience of other U.S. banks. By rule, this phase must last at least four consecutive quarters.

Under the Final Rule, when we complete our parallel run for the Advanced Approaches, our minimum risk-based capital requirement will be the greater requirement of the Basel III Standardized and the Basel III Advanced Approaches. We anticipate that we will need to hold more regulatory capital under the Basel III Advanced Approaches than under Basel I or Basel III Standardized to meet our minimum required capital ratios.

### Capital Planning and Regulatory Stress Testing

In November 2011, the Federal Reserve finalized capital planning rules applicable to large bank holding companies like us (commonly referred to as "Comprehensive Capital Analysis and Review" or "CCAR"). Under the rules, bank holding companies with consolidated assets of $50 billion or more must submit capital plans to the Federal Reserve on an annual basis and must obtain approval from the Federal Reserve before making most capital distributions. The purpose of the rules is to ensure that large bank holding companies have robust, forward-looking capital planning processes that account for their unique risks and capital needs to continue operations through times of economic and financial stress.

On September 24, 2013, the Federal Reserve released an interim final rule that stated, for the first time, that the 2014 CCAR cycle will require us to meet Basel III Standardized capital requirements, with appropriate phase-in provisions applicable to Advanced Approaches institutions during the CCAR planning horizon, under the supervisory severely adverse stress scenario in addition to the capital plan rule's Tier 1 common ratio using Basel I definitions. See "Recent Developments in Capital Requirements" above for more information regarding Basel

III Standardized capital ratios. In November 2013, the Federal Reserve issued supervisory economic stress scenarios for the 2014 CCAR cycle. We submitted our 2014 capital plan to the Federal Reserve on January 6, 2014. Any proposed capital actions for the second quarter of 2014 through the first quarter of 2015 must be approved as part of the 2014 CCAR cycle.

We consider various factors in the management of capital, including the impact of stress on our capital position, as determined by both our internal modeling and Federal Reserve modeling of our capital position in CCAR. In the 2013 stress test cycle, including CCAR, there was a large difference between our estimates of our capital levels under stress and the Federal Reserve's estimates of our capital levels under stress. In the 2014 stress test cycle, including CCAR, the difference could be larger because, in addition to using its own assumptions in modeling credit losses and pre-provision net revenue, the Federal Reserve will use its own assumptions in modeling balance sheet size and composition. This modeling creates additional differences between our internal models and those of the Federal Reserve in the estimation of both credit losses and pre-provision net revenue. Therefore, although our estimated capital levels under stress suggest that we have substantial capacity to return capital to shareholders and remain well capitalized under stress, it is possible that the Federal Reserve's modeling may result in a materially lower capacity to return capital to shareholders than our estimates.

**Dividend Policy and Stock Purchases**

We paid common stock dividends of $0.05 per share in the first quarter, and $0.30 per share in the second, third and fourth quarter in 2013. We paid preferred stock dividends of $15.00 per share on the outstanding shares of our 6.00% fixed rate non-cumulative perpetual preferred stock, Series B (the "Series B Preferred Stock") in each of the four quarters in 2013. On January 29, 2014, our Board of Directors declared a quarterly dividend of $0.30 per share, payable February 21, 2014 to stockholders of record as of February 10, 2014, and a quarterly dividend of $15.00 per share of Series B Preferred Stock. Each outstanding share of the Series B Preferred Stock is represented by depositary shares, each representing a 1/40th interest in a share of Series B Preferred Stock. The dividend of $15.00 per share (equivalent to $0.375 per outstanding depository share) will be paid on March 3, 2014 to stockholders of record at the close of business on February 14, 2014.

The declaration and payment of dividends to our stockholders, as well as the amount thereof, are subject to the discretion of our Board of Directors and depend upon our results of operations, financial condition, capital levels, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. As a bank holding company, our ability to pay dividends is largely dependent upon the receipt of dividends or other payments from our subsidiaries. Regulatory restrictions exist that limit the ability of the Banks to transfer funds to our bank holding company. Funds available for dividend payments from COBNA and CONA were $2.3 billion and $127 million, respectively, as of December 31, 2013.

There can be no assurance that we will declare and pay any dividends. For additional information on dividends, see "Part I—Item 1. Business—Supervision and Regulation—Dividends, Stock Purchases and Transfer of Funds".

In the third quarter, we began executing the 2013 Stock Repurchase Program and we completed the 2013 Stock Repurchase Program in the fourth quarter.

## RISK MANAGEMENT

### Risk Framework

We use a risk framework to manage risk. We execute against our risk management framework with the "Three Lines of Defense" risk management model to demonstrate and structure the roles, responsibilities and accountabilities in the organization for taking and managing risk. The "First Line of Defense" is comprised of the business areas that through their day-to-day business activities take risk on our behalf. As the business owner, the first line is responsible for identifying, assessing, managing and controlling that risk, and for mitigating our overall risk exposure. The "Second Line of Defense" provides oversight of first line risk taking and management, and is comprised of our Risk Management organization and other staff control functions. The second line assists in determining risk capacity, risk appetite, and the strategies, policies and structure for managing risks. The second line is both an 'expert advisor' to the first line and an 'effective challenger' of first line risk activities. The "Third Line of Defense" is comprised of our Internal Audit and Credit Review functions. The third line provides independent and objective assurance to senior management and to the Board of Directors that first and second line risk management and internal control systems and its governance processes are well-designed and working as intended. Our risk framework, which is built around governance, processes and people, consists of the following eight key elements:

***Establish governance processes, accountabilities, and risk appetites***

The "starting point" of our risk framework is the establishment of governance processes, accountabilities and appetites. Our Board of Directors and senior management establish the tone at the top regarding the importance of internal control, including standards of conduct and the integrity and ethical values of the company. Management reinforces the expectations at the various levels of the organization. This portion of the framework sets the foundation for the methods that govern risk taking, the interactions within and among the lines of defense and the risk appetites and tolerances.

***Identify and assess risks and ownership***

Identifying and assessing risks and ownership is the beginning of the more detailed day-to-day process of managing risk. This portion of the framework clarifies the importance of strong first-line management and accountability for identifying and assessing risk while specifying the roles of the second line to identify and assess risk, particularly when taking on new initiatives.

***Develop and operate controls, monitoring and mitigation plans***

We develop, operate and monitor controls to manage risk within tolerance levels. The first line develops controls to oversee and manage identified risks. Controls may prevent risks from occurring (e.g., ensuring compliance with a law or regulation), discover when a risk has been realized, or measure the amount of risk being taken so that the amount may be proactively managed. Whenever possible, plans are implemented to mitigate risks or reduce them to lower levels to reduce exposure. The first line leads mitigation, control and monitoring actions. The second line is a consultant on control design when needed.

***Test and detect control gaps and perform corrective action***

While the first line is principally accountable for taking, controlling and monitoring risk, the second line oversees and monitors first line risk taking, including the effectiveness of first line controls, and the third line independently tests first and second line controls. These activities provide the second and third lines of defense with the ability to reduce the likelihood of unauthorized or unplanned risk taking within the organization. Identified control gaps are closed by first line corrective action.

*Escalate key risks and gaps to executive management, and when appropriate the Board of Directors*

Escalation is an important component of our overall Risk Framework. Use of escalation is encouraged and doesn't necessarily indicate a failure on the part of first, second or third line risk management. Through escalation in the first line, decisions requiring judgment can be raised to executives who have the broadest possible context and experience to make challenging choices. Escalation in the second and third lines of defense can also demonstrate part of their core responsibilities of effective challenge. Risks are escalated to the Board of Directors to ensure alignment with high risk decisions and/or transparency to the largest risks facing the organization and to enable Board of Directors engagement when needed.

*Calculate and allocate capital in alignment with risk management and measurement processes (including stress testing)*

Capital is held to protect the company from unforeseen risks or unexpected risk severity. As such, it is important that capital planning processes be well linked with risk management practices to ensure the appropriate capital protections are in place for the safety and soundness of the company. Stress testing and economic capital measurement, both of which incorporate inputs from across the risk spectrum, are key tools for evaluating our capital position and risk adjusted returns.

*Support with the right culture, talent and skills*

The right culture, talent and skills are critical to effective risk management. The activities and actions specified in our Risk Framework are supported with the right culture to ensure that both the spirit and the letter of the risk management action are pursued. Skills necessary to effectively manage risk are reinforced through performance management systems. When needed, risk talent is augmented through recruitment of industry experts as well as training and development of internal associates.

*Enabled by the right data, infrastructure and systems*

Data, infrastructure and programs are key enablers of our overall risk management processes and practices. These core requirements enable effective risk modeling, efficient first, second and third line risk activity performance and cross-line interaction. In addition, effective program design of each risk category is regularly assessed to ensure risk practices continue to evolve with leading industry practice and continue to interact across categories as desired for a strong overall risk management program.

**Risk Appetite**

Risk appetite refers to the level of risk our business is willing to take in pursuit of our corporate business objectives.The Board of Directors approves our risk appetite including specific risk limits where applicable. While first line executives manage risk on a day-to-day basis, the Chief Risk Officer provides effective challenge and independent oversight to ensure that risks are within the appetite and specific limits established by the Board of Directors. The Chief Risk Officer reports to the Board of Directors regularly on the nature and level of risk across all eight risk categories. In addition to his broader management responsibilities, our Chief Executive Officer is responsible for developing the strategy and mission of our organization, determining and leading our culture, and reviewing and providing input into our risk appetite.

We have a defined Enterprise Risk Appetite Statement, which governs and embraces the overall tenets of our risk management culture. The Enterprise Risk Appetite Statement sets the tone for how our Board of Directors and our company approach risk, supports our mission, values, and strategic imperatives

We have a defined risk appetite for each of our eight risk categories that is approved by our Board of Directors. Stated risk appetites define the parameters for taking and accepting risks and are used by management and our

Board of Directors to make business decisions. We communicate risk appetite statements, limits and thresholds to the appropriate levels in the organization and monitor adherence.

**Risk Categories**

We apply our Risk Framework to protect our company from the eight major categories of risk that we are exposed to through our business activities. Our eight major categories of risk are:

- Compliance Risk: Compliance risk is the risk to current or anticipated earnings or capital arising from violations of laws, rules, or regulations. Compliance risk can also arise from nonconformance with prescribed practices, internal policies and procedures, contractual obligations, or ethical standards that reinforce those laws, rules, or regulations;
- Credit Risk: Credit risk is the risk of loss from an obligor's failure to meet the terms of any contract or otherwise fail to perform as agreed;
- Legal Risk: Legal risk represents the risk of material adverse impact due to: new and changed laws and regulations; interpretations of law; drafting, interpretation and enforceability of contracts; adverse decisions or consequences arising from litigation or regulatory scrutiny; the establishment, management and governance of our legal entity structure; and the failure to seek or follow appropriate Legal counsel when needed;
- Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its future financial obligations as they come due, or invest in future asset growth because of an inability to obtain funds at a reasonable price within a reasonable time period;
- Market Risk: Market risk is the risk that an institution's earnings or the economic value of equity could be adversely impacted by changes in interest rates, foreign exchange rates, or other market factors;
- Operational Risk: Operational risk is the risk of loss, capital impairment, adverse customer experience, or reputational impact resulting from failure to comply with policies and procedures, inadequate or failed internal processes or systems, or from external events;
- Reputation Risk: Reputation Risk is the risk to market value, recruitment and retention of talented associates and maintenance of a loyal customer base due to the negative perceptions of Capital One's internal and external constituents regarding Capital One's business strategies and activities; and
- Strategic Risk: Strategic risk is the risk that Capital One fails to achieve short and long-term business objectives because we fail to develop the products, capabilities, and competitive position necessary to attract consumers, beat competitors and withstand market volatility. The result is a failure to deliver long term returns expected by stakeholders.

Below we provide an overview of how we manage our eight primary risk categories.

***Compliance Risk Management***

We recognize that compliance requirements for financial institutions are increasingly complex and that there are heightened expectations from our regulators and our customers. In response, we continuously evaluate the regulatory environment and pro-actively adjust our compliance risk program to fully address these expectations.

Our Compliance Management Program establishes expectations for determining compliance requirements, assessing the risk of new product offerings, creating appropriate controls and training to address requirements, monitoring for control performance, and independently testing for adherence to compliance requirements.

Business areas incorporate compliance requirements and controls into their business policies, standards, processes and procedures. They regularly monitor and report on the efficacy of their compliance controls and Corporate Compliance periodically independently tests to validate the effectiveness of business controls.

***Credit Risk Management***

We recognize that we are exposed to cyclical changes in credit quality. Consequently, we try to ensure our credit portfolio is resilient to economic downturns. Our most important tool in this endeavor is sound underwriting, using what we deem to be conservative assumptions. In unsecured consumer loan underwriting, we generally assume that loans will be subject to an environment in which losses are higher than those prevailing at the time of underwriting. In commercial underwriting, we generally require strong cash flow, collateral and covenants and guarantees. In addition to sound underwriting, we continually monitor our portfolio and take steps to collect or work out distressed loans.

Our credit policies establish standards in five areas: customer selection, underwriting, monitoring, remediation, and portfolio management. The standards in each area provide a framework comprising specific objectives and control processes. These standards are supported by detailed policies and procedures for each component of the credit process. Starting with customer selection, our goal is to generally provide credit on terms that generate above hurdle returns. We use a number of quantitative and qualitative factors to manage credit risk, including setting credit risk limits and guidelines for each of our lines of business. We monitor performance and forecasts relative to these guidelines and report results and any required mitigating actions to appropriate senior management committees and our Board of Directors.

***Legal Risk Management***

The General Counsel provides legal evaluation and guidance to the enterprise and business areas and partners with other risk management functions such as Compliance and Internal Audit. This evaluation and guidance is based on an assessment of the type and degree of legal risk associated with the internal business area practices and activities and of the controls the business has in place to mitigate legal risks.

***Liquidity Risk Management***

We seek to mitigate liquidity risk strategically and tactically. From a strategic perspective, we have acquired and built deposit gathering businesses and significantly reduced our loan to deposit ratio. From a tactical perspective, we have accumulated a sizeable liquidity reserve comprising cash, high-quality, unencumbered securities, and committed collateralized credit lines. This combination of funding and liquidity sources facilitates a diverse access to multiple markets and liquidity sources.

We assess liquidity strength by evaluating several different balance sheet metrics under severe stress scenarios to ensure we can withstand significant funding degradation in both idiosyncratic and market wide liquidity stress scenarios. Management reports liquidity metrics to appropriate senior management committees and our Board of Directors no less than quarterly. We continuously monitor market and economic conditions to evaluate emerging stress conditions with assessment and appropriate action plans in accordance with our Liquidity Contingency Plan.

***Market Risk Management***

We recognize that interest rate and foreign exchange risk is inherent in the business of banking due to the nature of the assets and liabilities of banks. Banks typically manage the trade-off between near-term earnings volatility and market value volatility by targeting moderate levels of each. In addition to using industry accepted techniques to analyze and measure interest rate and foreign exchange risk, we perform sensitivity analysis to identify our risk exposures under a broad range of scenarios. Investment securities and derivatives are the main levers for the management of interest rate and foreign exchange risk.

We manage market risk exposure, which is principally driven by balance sheet interest rate risk, centrally and establish quantitative limits to control our exposure. Market risk is inherent in the financial instruments associated with our business operations and activities, including loans, deposits, securities, short-term borrowings, long-term debt and derivatives.

The market risk positions of our banking entities and our total company are calculated separately and in total and are reported in comparison to pre-established limits to the Asset Liability Committee monthly and to the Risk Committee of the Board of Directors no less than quarterly. Management is authorized to utilize financial instruments as outlined in our policy to actively manage market risk exposure.

### *Operational Risk Management*

We recognize the criticality of managing operational risk on a day-to-day basis and have expanded our approach to operational risk management based on the growth and complexity of the company. We have appropriate operational risk management policy, standards, processes and tools to enable the delivery of high quality and consistent customer and client experiences. The Operational Risk Management Program establishes requirements and control processes that assure certain consistent practices in the management of operational risk and provides transparency to the corporate operational risk profile. Operational risk practices are currently being aligned with Basel II AMA ("Advanced Measurement Approach") requirements.

### *Reputation Risk Management*

We recognize that reputation risk is of particular concern for financial institutions as a result of the aftermath of the financial crisis and economic downturn, which has resulted in increased scrutiny and widespread regulatory changes. We manage both strategic and tactical reputation issues and build our relationships with the government, media, consumer advocates, and other constituencies to help strengthen the reputations of both our company and industry. Our actions include implementing pro-consumer practices in our business and taking public positions in support of better consumer practices in our industry. Day to day activities are controlled by the frameworks set forth in the Reputation Risk Management Policy and other risk management policies.

### *Strategic Risk Management*

We recognize that maintaining a strong capital position is essential to our business strategy and competitive position. We also recognize that regulatory and market expectations for the amount and quality of capital are rising. Understanding and managing risks to our capital position is an underlying objective of all our risk programs. The Chief Executive Officer develops an overall corporate strategy and leads alignment of our entire organization with this strategy through the definition of strategic imperatives and top-down communication. The Chief Executive Officer and other senior executives spend significant time throughout our entire company sharing our corporate strategy and related business strategies and connecting them to day-to-day associate activities to enable effective execution.

## CREDIT RISK PROFILE

Our loan portfolio accounts for the substantial majority of our credit risk exposure. These activities are also governed under our credit policy and are subject to independent review and approval. Below we provide information about the composition of our loan portfolio, key concentrations and credit performance metrics.

We also engage in certain non-lending activities that may give rise to credit and counterparty settlement risk, including the purchase of securities for our investment securities portfolio, entering into derivative transactions to manage our market risk exposure and to accommodate customers, foreign exchange transactions, and customer overdrafts. We provide additional information on credit risk related to our investment securities portfolio under "Consolidated Balance Sheets Analysis—Investment Securities" and credit risk related to derivative transactions in "Note 10—Derivative Instruments and Hedging Activities."

## Primary Loan Products

We provide a variety of lending products. Our primary products include credit cards, auto loans, home loans and commercial loans.

- *Credit cards*: We originate both prime and subprime credit cards through a variety of channels. Our credit cards generally have variable interest rates. Credit card accounts are underwritten using an automated underwriting system based on predictive models that we have developed. The underwriting criteria, which are customized for individual products and marketing programs, are established based on an analysis of the net present value of expected revenues, expenses and losses, subject to a further analysis using a variety of stress conditions. Underwriting decisions are generally based on credit bureau information, including payment history, debt burden and credit scores, such as FICO, and on other factors, such as applicant income. We maintain a credit card securitization program and selectively sell charged-off credit card loans. Prior to February 1, 2013, we had not securitized any credit card loans since 2009.

- *Auto loans*: We originate both prime and subprime auto loans. Customers are acquired through a network of auto dealers and direct marketing. Our auto loans generally have fixed interest rates and loan terms of 72 months or less. Loan size limits are customized by program and are generally less than $75,000. Similar to credit card accounts, the underwriting criteria are customized for individual products and marketing programs and based on analysis of net present value of expected revenues, expenses and losses, subject to maintaining resilience under a variety of stress conditions. Underwriting decisions are generally based on an applicant's income, estimated debt-to-income ratio, and credit bureau information, along with collateral characteristics such as loan-to-value ("LTV") ratio. We generally retain all of our auto loans, though we have securitized auto loans and sold charged-off auto loans in the past and may do so in the future.

- *Home loans:* Most of the existing home loans in our loan portfolio were originated by banks we acquired. The underwriting standards for these loans were less restrictive than our current underwriting standards. Currently, we originate residential mortgage and home equity loans through our branches, direct marketing, and dedicated home loan officers. Our home loan products include conforming and non-conforming fixed rate and adjustable rate mortgage loans, as well as first and second lien home equity loans and lines of credit. In general, our underwriting policy limits for these loans include: (1) a maximum LTV ratio of 80% for loans without mortgage insurance; (2) a maximum LTV ratio of 95% for loans with mortgage insurance or for home equity products; (3) a maximum debt-to-income ratio of 50%; and (4) a maximum loan amount of $3.0 million. Our underwriting procedures are intended to verify the income of applicants and obtain appraisals to determine home values. We may, in limited instances, use automated valuation models to determine home values. Our underwriting standards for conforming loans are designed to meet the underwriting standards required by the agencies at a minimum, and we sell most of our conforming loans to the agencies. We generally retain non-conforming mortgages and home equity loans and lines of credit.

- *Commercial loans.* We offer a range of commercial lending products, including loans secured by commercial real estate and loans to middle market industrial and service companies. Our commercial loans may have a fixed or variable interest rate; however, the majority of our commercial loans have variable rates. Our underwriting standards require an analysis of the borrower's financial condition and prospects, as well as an assessment of the industry in which the borrower operates. Where relevant, we evaluate and appraise underlying collateral and guarantees. We maintain underwriting guidelines and limits for major types of borrowers and loan products that specify, where applicable, guidelines for debt service coverage, leverage, LTV ratio and standard covenants and conditions. We assign a risk rating and establish a monitoring schedule for loans based on the risk profile of the borrower, industry segment, source of repayment, the underlying collateral and guarantees (if any) and current market conditions. Although we generally retain commercial loans, we may syndicate large positions for risk mitigation purposes. In addition, we have sold impaired commercial loans in the past and may do so in the future.

## Loan Portfolio Composition

Our total loan portfolio consists of loans held for investment, loans held for sale and loans underlying our securitization trust. Loans underlying our securitization trusts are reported on our consolidated balance sheets in restricted loans for securitization investors. Table 16 presents the composition of our portfolio of loans held for investment, by business segments, as of December 31, 2013 and 2012. Table 16 also displays Acquired Loans. See the discussion of "Loans Acquired" below in this section for further information. Table 16 and the credit metrics presented in this section exclude loans held for sale, which are carried at lower of cost or fair value and totaled $218 million and $201 million as of December 31, 2013 and 2012, respectively.

**Table 16: Loan Portfolio Composition**

| | December 31, 2013 | | | | December 31, 2012 | | | |
|---|---|---|---|---|---|---|---|---|
| (Dollars in millions) | Loans | Acquired Loans | Total[1] | % of Total | Loans | Acquired Loans | Total[1] | % of Total |
| **Credit Card:** | | | | | | | | |
| Credit card loans: | | | | | | | | |
| Domestic credit card loans | **$ 72,871** | **$ 61** | **$ 72,932** | **37.0%** | $ 82,058 | $ 270 | $ 82,328 | 40.0% |
| International credit card loans | **8,050** | **—** | **8,050** | **4.1** | 8,614 | — | 8,614 | 4.2 |
| Total credit card loans | **80,921** | **61** | **80,982** | **41.1** | 90,672 | 270 | 90,942 | 44.2 |
| Installment loans: | | | | | | | | |
| Domestic installment loans | **321** | **2** | **323** | **0.1** | 795 | 18 | 813 | 0.4 |
| Total credit card | **81,242** | **63** | **81,305** | **41.2** | 91,467 | 288 | 91,755 | 44.6 |
| **Consumer Banking:** | | | | | | | | |
| Auto | **31,852** | **5** | **31,857** | **16.2** | 27,106 | 17 | 27,123 | 13.2 |
| Home loan | **7,098** | **28,184** | **35,282** | **17.9** | 7,697 | 36,403 | 44,100 | 21.4 |
| Retail banking | **3,587** | **36** | **3,623** | **1.8** | 3,870 | 34 | 3,904 | 1.9 |
| Total consumer banking | **42,537** | **28,225** | **70,762** | **35.9** | 38,673 | 36,454 | 75,127 | 36.5 |
| **Commercial Banking:[2]** | | | | | | | | |
| Commercial and multifamily real estate | **20,666** | **84** | **20,750** | **10.5** | 17,605 | 127 | 17,732 | 8.6 |
| Commercial and industrial | **23,131** | **178** | **23,309** | **11.8** | 19,660 | 232 | 19,892 | 9.7 |
| Total commercial lending | **43,797** | **262** | **44,059** | **22.3** | 37,265 | 359 | 37,624 | 18.3 |
| Small-ticket commercial real estate | **952** | **—** | **952** | **0.5** | 1,196 | — | 1,196 | 0.5 |
| Total commercial banking | **44,749** | **262** | **45,011** | **22.8** | 38,461 | 359 | 38,820 | 18.8 |
| **Other:** | | | | | | | | |
| Other loans | **121** | **—** | **121** | **0.1** | 154 | 33 | 187 | 0.1 |
| Total loans held for investment | **$168,649** | **$28,550** | **$197,199** | **100.0%** | $168,755 | $37,134 | $205,889 | 100.0% |

(1) We had a net unamortized premium on purchased loans of $234 million and $461 million as of December 31, 2013 and December 31, 2012, respectively.

(2) Includes construction loans and land development loans totaling $2.0 billion as of December 31, 2013 and $2.1 billion as of December 31, 2012.

Credit Card accounted for $81.3 billion, or 41%, of our total loan portfolio as of December 31, 2013, compared with $91.8 billion, or 45% as of December 31, 2012. We market our credit card products on a national basis throughout the United States, Canada and the United Kingdom. Because of the diversity of our credit card products and national marketing approach, no single geographic concentration exists within the credit card portfolio.

Consumer Banking accounted for $70.8 billion, or 36%, of our loan portfolio as of December 31, 2013, compared with $75.1 billion, or 37%, of our loan portfolio as of December 31, 2012. The auto portfolio is originated primarily on a national basis, with additional originations through our retail branch network. The home loan portfolio is concentrated in California, New York, Illinois, Maryland, New Jersey, Virginia, and Florida which reflects the characteristics of the ING Direct portfolio that comprises the majority of our home loans. Retail banking includes small business loans and other consumer lending products originated through our branch network.

Commercial Banking represented $45.0 billion, or 23%, of our loan portfolio as of December 31, 2013, compared with $38.8 billion, or 19%, as of December 31, 2012. We operate our Commercial Banking business primarily in geographic regions where we maintain retail bank branches. Accordingly, the portfolio is concentrated in New York, Louisiana and Texas, which represent our largest retail banking markets. Our small-ticket commercial real estate portfolio, which was originated on a national basis through a broker network, is in a run-off mode.

We provide additional information on the geographic concentration, by loan category, of our loan portfolio in "Note 4—Loans."

### *Loans Acquired in Business Acquisitions*

As noted above, our portfolio of loans held for investment includes loans acquired in the CCB, ING Direct and 2012 U.S. card acquisitions. These loans were recorded at fair value as of the date of each acquisition. We elect to account for purchased loans using the guidance for accounting for purchased credit-impaired loans, which is based on expected cash flows, unless specifically scoped out of the guidance.

See "Note 1—Summary of Significant Accounting Policies—Loans" for additional information on our accounting for loans, including purchased loans. See "Note 4—Loans" and "Note 5—Allowance for Loan and Lease Losses" for additional information on the credit quality of our loan portfolio.

## Loan Maturity Profile

Table 17 presents the maturities of loans in our held-for-investment portfolio as of December 31, 2013.

**Table 17: Loan Maturity Schedule**

| | December 31, 2013 | | | |
|---|---|---|---|---|
| **(Dollars in millions)** | **Due Up to 1 Year** | **> 1 Year to 5 Years** | **> 5 Years** | **Total** |
| Fixed rate: | | | | |
| Credit card[1][2] | $ 2,841 | $14,025 | $ 9 | $ 16,875 |
| Consumer | 682 | 23,968 | 14,413 | 39,063 |
| Commercial | 1,034 | 5,456 | 6,633 | 13,123 |
| Other | — | — | 25 | 25 |
| Total fixed-rate loans | 4,557 | 43,449 | 21,080 | 69,086 |
| Variable rate: | | | | |
| Credit card[1] | 64,400 | 30 | — | 64,430 |
| Consumer[3] | 14,260 | 13,539 | 3,900 | 31,699 |
| Commercial | 28,885 | 2,856 | 147 | 31,888 |
| Other | 80 | 7 | 9 | 96 |
| Total variable-rate loans | 107,625 | 16,432 | 4,056 | 128,113 |
| Total loans | $112,182 | $59,881 | $25,136 | $197,199 |

(1) Due to the revolving nature of credit card loans, we report majority of our variable-rate credit card loans as due in one year or less. We report fixed-rate credit card loans with introductory rates that expire after a certain period of time as due in one year or less. We assume that the rest of our remaining fixed-rate credit card loans will mature within one to three years.

(2) Includes installment loans of $323 million as of December 31, 2013.

(3) We report the maturity period for the home loans portfolio included in the Consumer Banking business based on the earlier of the next re-pricing or contractual maturity date of the loan.

## Credit Risk Measurement

We closely monitor economic conditions and loan performance trends to assess and manage our exposure to credit risk. Key metrics we track in evaluating the credit quality of our loan portfolio include delinquency and nonperforming asset rates, as well as charge-off rates and our internal risk ratings of larger balance commercial loans. Trends in delinquency rates are a primary indicator of credit risk within our consumer loan portfolios, as changes in delinquency rate provide an early warning of changes in credit losses. The primary indicator of credit risk in our commercial loan portfolios is risk ratings. Because we generally classify loans that have been delinquent for an extended period of time and other loans with significant risk of loss as nonperforming, the level of nonperforming assets represents another indicator of the potential for future credit losses. In addition to delinquency rates, the geographic distribution of our loans provides insight as to the credit quality of the portfolio based on regional economic conditions.

We use borrower credit scores in underwriting for most consumer loans. We do not use credit scores as a primary indicator of credit quality because product differences, loan structure, and other factors drive large differences in credit quality for a given credit score. We continuously adjust our management of credit lines and collection strategies based on customer behavior and risk profile changes.

As noted above, our Credit Card business accounted for $81.3 billion, or 41%, of our total loan portfolio as of December 31, 2013, with Domestic Card accounting for $73.3 billion, or 37%, of our total loan portfolio as of December 31, 2013. In comparison, our Credit Card business accounted for $91.8 billion, or 45%, of our total loan portfolio as of December 31, 2012, with Domestic Card accounting for $83.1 billion, or 40%, of our total loan portfolio as of December 31, 2012. Based on our most recent data, we estimate that approximately one-third of our Domestic Card portfolio had credit scores equal or below 660 or no score, based on loan balances, as of December 31, 2013, relatively consistent with the proportion of the Domestic Card portfolio with credit scores equal or below 660 or no score as of December 31, 2012.

We present information in the table below on the credit performance of our loan portfolio, including the key metrics we use in tracking changes in the credit quality of our loan portfolio. We also present adjusted credit quality metrics excluding impact from Acquired Loans that are accounted for based on estimated cash flows.

### *Delinquency Rates*

We consider the entire balance of an account to be delinquent if the minimum required payment is not received by the first statement cycle date equal to or following the due date specified on the customer's billing statement. Table 18 compares 30+ day performing and total 30+ day delinquency rates, by loan category, as of December 31, 2013 and 2012. Table 18 also presents these metrics adjusted to exclude from the denominator Acquired Loans accounted for based on estimated cash flows expected to be collected over the life of the loans.

Our 30+ day delinquency metrics include all held for investment loans that are 30 or more days past due, whereas our 30+ day performing delinquency metrics include loans that are 30 or more days past due and that are also currently classified as performing and accruing interest. The 30+ day delinquency and 30+ day performing delinquency metrics are generally the same for credit card loans, as we continue to classify the substantial majority of credit card loans as performing until the account is charged-off, typically when the account is 180 days past due. See "Note 1—Summary of Significant Accounting Policies—Loans" for information on our policies for classifying loans as nonperforming for each of our loan categories.

**Table 18: 30+ Day Delinquencies**

| | December 31, 2013 | | | | | | December 31, 2012 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 30+ Day Performing | | | 30+ Day Total | | | 30+ Day Performing | | | 30+ Day Total | | |
| (Dollars in millions) | Amount | Rate[(1)] | Adjusted Rate[(2)] | Amount | Rate[(1)] | Adjusted Rate[(2)] | Amount | Rate[(1)] | Adjusted Rate[(2)] | Amount | Rate[(1)] | Adjusted Rate[(2)] |
| **Credit Card:** | | | | | | | | | | | | |
| Domestic credit card and installment loans | $2,514 | 3.43% | 3.43% | $2,514 | 3.43% | 3.43% | $3,001 | 3.61% | 3.62% | $3,001 | 3.61% | 3.62% |
| International credit card | 299 | 3.71 | 3.71 | 367 | 4.56 | 4.56 | 308 | 3.58 | 3.58 | 387 | 4.49 | 4.49 |
| Total credit card | 2,813 | 3.46 | 3.46 | 2,881 | 3.54 | 3.55 | 3,309 | 3.61 | 3.62 | 3,388 | 3.69 | 3.70 |
| **Consumer Banking:** | | | | | | | | | | | | |
| Auto | 2,181 | 6.85 | 6.85 | 2,375 | 7.46 | 7.46 | 1,900 | 7.00 | 7.01 | 2,049 | 7.55 | 7.56 |
| Home loan | 55 | 0.16 | 0.78 | 323 | 0.91 | 4.55 | 59 | 0.13 | 0.77 | 380 | 0.86 | 4.94 |
| Retail banking | 25 | 0.69 | 0.70 | 52 | 1.44 | 1.46 | 30 | 0.76 | 0.77 | 81 | 2.07 | 2.09 |
| Total consumer banking | 2,261 | 3.20 | 5.32 | 2,750 | 3.89 | 6.47 | 1,989 | 2.65 | 5.14 | 2,510 | 3.34 | 6.49 |
| **Commercial Banking:** | | | | | | | | | | | | |
| Commercial and multifamily real estate | 29 | 0.14 | 0.14 | 64 | 0.31 | 0.31 | 140 | 0.79 | 0.79 | 248 | 1.40 | 1.41 |
| Commercial and industrial | 73 | 0.31 | 0.32 | 108 | 0.46 | 0.47 | 73 | 0.37 | 0.37 | 135 | 0.68 | 0.69 |
| Total commercial lending | 102 | 0.23 | 0.23 | 172 | 0.39 | 0.39 | 213 | 0.57 | 0.57 | 383 | 1.02 | 1.03 |
| Small-ticket commercial real estate | 8 | 0.79 | 0.79 | 11 | 1.17 | 1.17 | 33 | 2.74 | 2.74 | 43 | 3.60 | 3.60 |
| Total commercial banking | 110 | 0.24 | 0.25 | 183 | 0.41 | 0.41 | 246 | 0.63 | 0.64 | 426 | 1.10 | 1.11 |
| **Other:** | | | | | | | | | | | | |
| Other loans | 4 | 3.32 | 3.32 | 19 | 15.72 | 15.72 | 11 | 5.72 | 6.95 | 36 | 19.25 | 23.38 |
| Total | $5,188 | 2.63% | 3.08% | $5,833 | 2.96% | 3.46% | $5,555 | 2.70% | 3.29% | $6,360 | 3.09% | 3.77% |

(1) Calculated by loan category by dividing 30+ day delinquent loans as of the end of the period by period-end loans held for investment for the specified loan category, including Acquired Loans as applicable.

(2) Calculated by excluding Acquired Loans accounted for based on estimated cash flows from the denominator.

Table 19 presents an aging of 30+ day delinquent loans included in the above table.

**Table 19: Aging and Geography of 30+ Day Delinquent Loans**

| | December 31, 2013 | | December 31, 2012 | |
|---|---|---|---|---|
| (Dollars in millions) | Amount | % of Total Loans[(1)] | Amount | % of Total Loans[(1)] |
| Total loan portfolio | $197,199 | 100% | $205,889 | 100.0% |
| Delinquency status: | | | | |
| 30 – 59 days | $ 2,617 | 1.33% | $ 2,664 | 1.29% |
| 60 – 89 days | 1,344 | 0.68 | 1,440 | 0.70 |
| 90 + days | 1,872 | 0.95 | 2,256 | 1.10 |
| Total | $ 5,833 | 2.96% | $ 6,360 | 3.09% |
| Geographic region: | | | | |
| Domestic | $ 5,466 | 2.77% | $ 5,973 | 2.90% |
| International | 367 | 0.19 | 387 | 0.19 |
| Total | $ 5,833 | 2.96% | $ 6,360 | 3.09% |

(1) Calculated by dividing loans in each delinquency status category or geographic region as of the end of the period by the total held-for-investment loan portfolio, including Acquired Loans accounted for based on estimated cash flows.

Table 20 summarizes loans that were 90 days or more past due as to interest or principal and still accruing interest as of December 31, 2013, 2012 and 2011. These loans consist primarily of credit card accounts between 90 days and 179 days past due. As permitted by regulatory guidance issued by the Federal Financial Institutions Examination Council ("FFIEC"), we generally continue to accrue interest and fees on domestic credit card loans through the date of charge-off, which is typically in the period the account becomes 180 days past due. While domestic credit card loans typically remain on accrual status until the loan is charged-off, we reduce the balance of our credit card receivables by the amount of finance charges and fees billed but not expected to be collected and exclude this amount from revenue.

**Table 20: 90+ Day Delinquent Loans Accruing Interest**

| | December 31, 2013 | | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|---|---|
| (Dollars in millions) | Amount | % of Total Loans | Amount | % of Total Loans | Amount | % of Total Loans |
| **Loan category:**[1] | | | | | | |
| Credit card | **$1,283** | **1.58%** | $1,510 | 1.65% | $1,196 | 1.84% |
| Consumer | **2** | **—** | 1 | — | 5 | 0.01 |
| Commercial | **6** | **0.01** | 16 | 0.04 | 41 | 0.12 |
| Total | **$1,291** | **0.65%** | $1,527 | 0.74% | $1,242 | 0.91% |
| **Geographic region:**[2] | | | | | | |
| Domestic | **$1,195** | **0.60%** | $1,427 | 0.69% | $1,047 | 0.77% |
| International | **96** | **0.05** | 100 | 0.05 | 195 | 0.14 |
| Total | **$1,291** | **0.65%** | $1,527 | 0.74% | $1,242 | 0.91% |

(1) Delinquency rates are calculated for each loan category by dividing 90+ day delinquent loans accruing interest by period-end loans held for investment for the specified loan category, including Acquired Loans accounted for based on estimated cash flows as applicable.

(2) Calculated by dividing loans in each geographic region by total period-end loans held for investment.

### *Nonperforming Assets*

Nonperforming assets consist of nonperforming loans and foreclosed property and repossessed assets. Nonperforming loans generally include loans that have been placed on nonaccrual status and certain restructured loans whose contractual terms have been restructured in a manner that grants a concession to a borrower experiencing financial difficulty. In addition, we separately track and report Acquired Loans accounted for based on expected cash flows and disclose our delinquency and nonperforming loan rates with and without these Acquired Loans. See "Note 1—Summary of Significant Accounting Policies—Loans" for information on our policies for classifying loans as nonperforming for each of our loan categories.

Table 21 presents comparative information on nonperforming loans, by loan category, as of December 31, 2013 and 2012, and the ratio of nonperforming loans to our total loans. We do not classify loans held for sale as nonperforming, as they are recorded at the lower of cost or fair value.

**Table 21: Nonperforming Loans and Other Nonperforming Assets[1][2][3]**

| | December 31, 2013 | | December 31, 2012 | |
|---|---|---|---|---|
| (Dollars in millions) | Amount | % of Total HFI Loans | Amount | % of Total HFI Loans |
| **Nonperforming loans held for investment:** | | | | |
| **Credit card:** | | | | |
| International credit card | **$ 88** | **1.10%** | $ 100 | 1.16% |
| Total credit card | **88** | **0.11** | 100 | 0.11 |
| **Consumer Banking:** | | | | |
| Auto | **194** | **0.61** | 149 | 0.55 |
| Home loan | **376** | **1.06** | 422 | 0.96 |
| Retail banking | **41** | **1.13** | 71 | 1.82 |
| Total consumer banking | **611** | **0.86** | 642 | 0.85 |
| **Commercial Banking:** | | | | |
| Commercial and multifamily real estate | **52** | **0.25** | 137 | 0.77 |
| Commercial and industrial | **93** | **0.40** | 133 | 0.67 |
| Total commercial lending | **145** | **0.33** | 270 | 0.72 |
| Small-ticket commercial real estate | **4** | **0.41** | 12 | 0.97 |
| Total commercial banking | **149** | **0.33** | 282 | 0.73 |
| Other: | | | | |
| Other loans | **19** | **15.83** | 30 | 15.85 |
| Total nonperforming loans held for investment[4] | **$ 867** | **0.44%** | $1,054 | 0.51% |
| **Other nonperforming assets:** | | | | |
| Foreclosed property[5] | **$ 113** | **0.06%** | $ 204 | 0.10% |
| Other assets[6] | **160** | **0.08** | 109 | 0.05 |
| Total other nonperforming assets | **273** | **0.14** | 313 | 0.15 |
| Total nonperforming assets | **$1,140** | **0.58%** | $1,367 | 0.66% |

(1) The ratio of nonperforming loans as a percentage of total loans held for investment is calculated based on the nonperforming loans divided by the total outstanding unpaid principal balance of loans held for investment. The denominator used in calculating the nonperforming asset ratios consists of total loans held for investment and other nonperforming assets.

(2) The nonperforming loan ratio, excluding Acquired Loans accounted for based on expected cash flows from the denominator, for home loan, total consumer banking, and total nonperforming loans held for investment was 5.29%, 1.44%, and 0.51%, respectively, as of December 31, 2013, compared with 5.48%, 1.66%, and 0.62%, respectively, as of December 31, 2012. The nonperforming asset ratio, excluding the impact of Acquired Loans accounted for based on expected cash flows was 0.63% and 0.71% as of December 31, 2013 and 2012, respectively.

(3) We recognized interest income for loans classified as nonperforming of $40 million and $32 million in 2013 and 2012, respectively. Interest income foregone related to nonperforming loans was $55 million and $41 million in 2013 and 2012, respectively. Foregone interest income represents the amount of interest income that would have been recorded during the period for nonperforming loans as of the end of the period had the loans performed according to their contractual terms.

(4) Nonperforming loans as a percentage of loans held for investment, excluding domestic credit card loans from the denominator, was 0.70% and 0.86% as of December 31, 2013 and 2012, respectively.

(5) Includes foreclosed properties related to Acquired Loans of $68 million and $167 million as of December 31, 2013 and 2012, respectively.

(6) Beginning in the third quarter of 2013, we began including the net realizable value of auto loans that have been charged-off as a result of a bankruptcy in addition to repossessed assets obtained in satisfaction of auto loans. Both of these amounts are included in other assets. Prior period amounts have been adjusted to conform to current period presentation.

### *Net Charge-Offs*

Net charge-offs consist of the unpaid principal balance of loans held for investment that we determine are uncollectible, net of recovered amounts. We exclude accrued and unpaid finance charges and fees and fraud losses from charge-offs. Charge-offs are recorded as a reduction to the allowance for loan and lease losses and subsequent recoveries of previously charged off amounts are credited to the allowance for loan and lease losses. Costs incurred to recover charged-off loans are recorded as collection expense and included in our consolidated statements of income as a component of other non-interest expense. Our charge-off time frame for loans varies based on the loan type. See "Note 1—Summary of Significant Accounting Policies—Loans" for information on our charge-off policy for each of our loan categories.

Table 22 presents our net charge-off amounts and rates, by business segment, in 2013, 2012 and 2011.

**Table 22: Net Charge-Offs**

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2013 | | | 2012 | | | 2011 | | |
| (Dollars in millions) | Amount | Rate[1] | Adjusted Rate[2] | Amount | Rate[1] | Adjusted Rate[2] | Amount | Rate[1] | Adjusted Rate[2] |
| **Credit Card:** | | | | | | | | | |
| Domestic credit card and installment loans | **$ 2,904** | **4.08%** | **4.08%** | $ 2,532 | 3.53% | 3.54% | $ 2,522 | 4.72% | 4.72% |
| International credit card | **381** | **4.78** | **4.78** | 412 | 4.98 | 4.98 | 534 | 6.18 | 6.18 |
| Total credit card | **3,285** | **4.15** | **4.15** | 2,944 | 3.68 | 3.69 | 3,056 | 4.92 | 4.92 |
| **Consumer Banking:** | | | | | | | | | |
| Auto | **546** | **1.85** | **1.85** | 414 | 1.66 | 1.66 | 334 | 1.72 | 1.72 |
| Home loan | **16** | **0.04** | **0.21** | 52 | 0.12 | 0.68 | 77 | 0.68 | 1.11 |
| Retail banking | **54** | **1.46** | **1.47** | 65 | 1.57 | 1.59 | 73 | 1.78 | 1.81 |
| Total consumer banking | **616** | **0.85** | **1.51** | 531 | 0.74 | 1.45 | 484 | 1.39 | 1.59 |
| **Commercial Banking:** | | | | | | | | | |
| Commercial and multifamily real estate | **(8)** | **(0.04)** | **(0.04)** | 5 | 0.03 | 0.03 | 65 | 0.46 | 0.47 |
| Commercial and industrial | **15** | **0.07** | **0.07** | 8 | 0.04 | 0.04 | 41 | 0.27 | 0.27 |
| Total commercial lending | **7** | **0.02** | **0.02** | 13 | 0.04 | 0.04 | 106 | 0.36 | 0.37 |
| Small-ticket commercial real estate | **7** | **0.62** | **0.62** | 29 | 2.19 | 2.19 | 71 | 4.30 | 4.30 |
| Total commercial banking | **14** | **0.03** | **0.03** | 42 | 0.12 | 0.12 | 177 | 0.57 | 0.58 |
| **Other:** | | | | | | | | | |
| Other loans | **19** | **11.34** | **13.96** | 38 | 24.14 | 24.57 | 54 | 25.96 | 25.96 |
| Total | **$ 3,934** | **2.04%** | **2.45%** | $ 3,555 | 1.89% | 2.34% | $ 3,771 | 2.94% | 3.06% |
| Average loans held for investment | **$192,614** | | | $187,915 | | | $128,424 | | |
| Average loans held for investment (excluding Acquired Loans) | **160,459** | | | 151,668 | | | 123,416 | | |

(1) Calculated for each loan category by dividing net charge-offs for the period by average loans held for investment during the period.
(2) Calculated by excluding Acquired Loans from the denominator.

### *Loan Modifications and Restructurings*

As part of our loss mitigation efforts, we may provide short-term (three to twelve months) or long-term (greater than twelve months) modifications to a borrower experiencing financial difficulty to improve long-term collectability of the loan and to avoid the need for foreclosure or repossession of collateral.

Table 23 presents the loan balances as of December 31, 2013 and 2012, for which loan modifications were made as part of our loss mitigation efforts, all of which are considered to be troubled debt restructurings ("TDR"). Table 23 excludes loan modifications that do not meet the definition of a TDR and Acquired Loans accounted for based on expected cash flows, which we track and report separately.

**Table 23: Loan Modifications and Restructurings**

| | December 31, 2013 | | December 31, 2012 | |
|---|---|---|---|---|
| **(Dollars in millions)** | **Amount** | **% of Total Modifications** | **Amount** | **% of Total Modifications** |
| **Modified and restructured loans:** | | | | |
| Credit card[1] | **$ 780** | **46.4%** | $ 873 | 48.7% |
| Auto | **355** | **21.1** | 328 | 18.3 |
| Home loan | **244** | **14.5** | 145 | 8.1 |
| Retail banking | **64** | **3.8** | 65 | 3.6 |
| Commercial banking | **238** | **14.2** | 383 | 21.3 |
| Total | **$1,681** | **100.0%** | $1,794 | 100.0% |
| **Status of modified and restructured loans:** | | | | |
| Performing | **$1,250** | **74.4%** | $1,419 | 79.1% |
| Nonperforming | **431** | **25.6** | 375 | 20.9 |
| Total | **$1,681** | **100.0%** | $1,794 | 100.0% |

(1) Amount reported reflects the total outstanding customer balance, which consists of unpaid principal balance, accrued interest and fees.

The outstanding balance of loan modifications made to assist borrowers experiencing financial difficulties decreased to $1.7 billion as of December 31, 2013, from $1.8 billion as of December 31, 2012. Of these modifications, approximately $431 million, or 26%, were classified as nonperforming as of December 31, 2013, compared with $375 million, or 21%, as of December 31, 2012.

Credit card loan modifications account for the majority of our TDR loan modifications, representing $780 million, or 46%, of the outstanding balance of total TDR loans as of December 31, 2013, and $873 million, or 49%, of the outstanding balance of total TDR loans as of December 31, 2012. The vast majority of our credit card TDR loan modifications involve a reduction in the interest rate on the account and placing the customer on a fixed payment plan not exceeding 60 months. We determine the effective interest rate for purposes of measuring impairment on modified loans that involve a reduction and are considered to be a TDR based on the interest rate in effect immediately prior to the loan entering the modification program. In some cases, the interest rate on a credit card account is automatically increased due to non-payment, late payment or similar events. In all cases, we cancel the customer's available line of credit on the credit card. If the customer does not comply with the modified payment terms, then the credit card loan agreement may revert to its original payment terms, with the amount of any loan outstanding reflected in the appropriate delinquency category. The loan amount may then be charged-off in accordance with our standard charge-off policy.

Home loan modifications represented $244 million, or 15%, of the outstanding balance of total modified loans as of December 31, 2013, compared with $145 million, or 8%, of the outstanding balance of total modified loans as of December 31, 2012. The majority of our modified home loans involve a combination of an interest rate reduction, term extension or principal forbearance.

Retail banking loan modifications represented $64 million, or 4%, of the outstanding balance of total modified loans as of December 31, 2013 compared with $65 million, or 4%, of the outstanding balance of total loans as of December 31, 2012.

Commercial loan modifications represented $238 million, or 14%, of the outstanding balance of total modified loans as of December 31, 2013, compared with $383 million, or 21%, of the outstanding balance of total modified loans as of December 31, 2012. The vast majority of modified commercial loans include a reduction in interest rate or a term extension.

We provide additional information on modified loans accounted for as TDRs, including the performance of those loans subsequent to modification, in "Note 4—Loans."

***Impaired Loans***

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due from the borrower in accordance with the original contractual terms of the loan. Generally, we report loans as impaired based on the method for measuring impairment in accordance with applicable accounting guidance. Loans defined as individually impaired, include larger balance commercial nonperforming loans and TDR loans. Loans held for sale are not reported as impaired, as these loans are recorded at lower of cost or fair value. Impaired loans also exclude Acquired Loans accounted for based on estimated cash flows because this accounting methodology takes into consideration future credit losses expected to be incurred, as discussed above under "Summary of Selected Financial Data."

Impaired loans, including TDRs, totaled $1.9 billion as of December 31, 2013, compared with $2.0 billion as of December 31, 2012. TDRs accounted for $1.7 billion and $1.8 billion of impaired loans as of December 31, 2013 and 2012, respectively. We provide additional information on our impaired loans, including the allowance established for these loans, in "Note 4—Loans" and "Note 5—Allowance for Loan and Lease Losses."

**Allowance for Loan and Lease Losses**

Our allowance for loan and lease losses represents management's best estimate of incurred loan and lease credit losses inherent in our held for investment portfolio as of each balance sheet date. We provide additional information on the methodologies and key assumptions used in determining our allowance for loan and lease losses in "Note 1—Summary of Significant Accounting Policies."

Table 24 displays changes in our allowance for loan and lease losses for 2013, 2012 and 2011, which details by loan type, the provision for credit losses recognized in our consolidated statements of income each period and charge-offs recorded against the allowance for loan and lease losses.

**Table 24: Allowance for Loan and Lease Losses Activity**

| (Dollars in millions) | Year Ended December 31, 2013 | 2012 | 2011 |
|---|---|---|---|
| Balance at beginning of period, as reported | **$ 5,156** | $ 4,250 | $ 5,628 |
| Provision for credit losses[1] | **3,401** | 4,446 | 2,401 |
| Charge-offs: | | | |
| **Credit Card:** | | | |
| Domestic credit card and installment loans | **(3,969)** | (3,507) | (3,558) |
| International credit card | **(573)** | (652) | (752) |
| Total credit card | **(4,542)** | (4,159) | (4,310) |
| **Consumer Banking:** | | | |
| Auto | **(784)** | (631) | (529) |
| Home loan | **(26)** | (77) | (104) |
| Retail banking | **(78)** | (89) | (99) |
| Total consumer banking | **(888)** | (797) | (732) |
| **Commercial Banking:** | | | |
| Commercial and multifamily real estate | **(6)** | (23) | (76) |
| Commercial and industrial | **(26)** | (32) | (61) |
| Total commercial lending | **(32)** | (55) | (137) |
| Small-ticket commercial real estate | **(17)** | (39) | (77) |
| Total commercial banking | **(49)** | (94) | (214) |
| Other loans | **(26)** | (43) | (59) |
| Total charge-offs | **(5,505)** | (5,093) | (5,315) |
| Recoveries: | | | |
| **Credit Card:** | | | |
| Domestic credit card and installment loans | **1,065** | 975 | 1,036 |
| International credit card | **192** | 240 | 218 |
| Total credit card | **1,257** | 1,215 | 1,254 |
| **Consumer Banking:** | | | |
| Auto | **238** | 217 | 195 |
| Home loan | **10** | 25 | 27 |
| Retail banking | **24** | 24 | 26 |
| Total consumer banking | **272** | 266 | 248 |
| **Commercial Banking:** | | | |
| Commercial and multifamily real estate | **14** | 18 | 12 |
| Commercial and industrial | **11** | 25 | 20 |
| Total commercial lending | **25** | 43 | 32 |
| Small-ticket commercial real estate | **10** | 9 | 5 |
| Total commercial banking | **35** | 52 | 37 |
| Other loans | **7** | 5 | 5 |
| Total recoveries | **1,571** | 1,538 | 1,544 |
| Net charge-offs | **(3,934)** | (3,555) | (3,771) |
| Impact of loan transfers, sales and other changes[2] | **(308)** | 15 | (8) |
| Balance at end of period | **$ 4,315** | $ 5,156 | $ 4,250 |
| Allowance for loan and lease losses as a percentage of loans held for investment | **2.19%** | 2.50% | 3.13% |

(1) The total provision for credit losses reported in our consolidated statements of income of $3.5 billion, $4.4 billion and $2.4 billion in 2013, 2012 and 2011, respectively, consists of a provision for loan and lease losses and a provision for unfunded lending commitments. The provision for credit losses reported in the above table relates only to the provision for loan and lease losses. It does not include the provision for unfunded lending commitments of $52 million in 2013, and the provision release for unfunded lending commitments of $31 and $41 million in 2012 and 2011, respectively.

(2) Consists of a reduction in the allowance of $289 million, which was attributable to the Portfolio Sale, in the first quarter of 2013. It also contains a foreign translation and other adjustment of $19 million, $15 million, and $8 million in 2013, 2012, and 2011, respectively.

Table 25 presents an allocation of our allowance for loan and lease losses by loan category as of December 31, 2013 and 2012.

**Table 25: Allocation of the Allowance for Loan and Lease Losses**

| | December 31, 2013 | | December 31, 2012 | |
|---|---|---|---|---|
| (Dollars in millions) | Amount | % of Total HFI Loans[1] | Amount | % of Total HFI Loans[1] |
| **Credit Card:** | | | | |
| Domestic credit card and installment loans | $ 2,836 | 3.87% | $ 3,526 | 4.24% |
| International credit card | 378 | 4.70 | 453 | 5.26 |
| Total credit card | 3,214 | 3.95 | 3,979 | 4.34 |
| **Consumer Banking:** | | | | |
| Auto | 606 | 1.90 | 486 | 1.79 |
| Home loan | 83 | 0.24 | 113 | 0.26 |
| Retail banking | 63 | 1.74 | 112 | 2.87 |
| Total consumer banking | 752 | 1.06 | 711 | 0.95 |
| **Commercial Banking:** | | | | |
| Commercial and multifamily real estate | 143 | 0.69 | 239 | 1.35 |
| Commercial and industrial | 166 | 0.71 | 116 | 0.58 |
| Total commercial lending | 309 | 0.70 | 355 | 0.94 |
| Small-ticket commercial real estate | 29 | 3.05 | 78 | 6.52 |
| Total commercial banking | 338 | 0.75 | 433 | 1.12 |
| Other loans | 11 | 9.09 | 33 | 17.65 |
| Total | $ 4,315 | 2.19% | $ 5,156 | 2.50% |
| **Total allowance coverage ratios:** | | | | |
| Period-end loans held for investment | $197,199 | 2.19% | $205,889 | 2.50% |
| Period-end loans held for investment (excluding Acquired Loans) | 168,649 | 2.54 | 168,755 | 3.02 |
| Nonperforming loans[2] | 867 | 497.69 | 1,054 | 489.18 |
| **Allowance coverage ratios by loan category:** | | | | |
| Credit card (30+ day delinquent loans) | $ 2,881 | 111.56% | $ 3,388 | 117.44% |
| Consumer banking (30+ day delinquent loans) | 2,750 | 27.35 | 2,510 | 28.33 |
| Commercial banking (nonperforming loans) | 149 | 226.85 | 282 | 153.55 |

(1) Calculated based on the allowance for loan and lease losses attributable to each loan category divided by the outstanding balance of loans within the specified loan category.

(2) Our policy is generally not to classify domestic credit card loans as nonperforming and we generally accrue interest on domestic credit card loans through the date of charge-off. The allowance for loan and lease losses as a percentage of nonperforming loans, excluding the allowance related to our domestic credit card loans, was 170.59% as of December 31, 2013 and 154.65% as of December 31, 2012.

Our allowance decreased by $841 million to $4.3 billion as of December 31, 2013 from $5.2 billion as of December 31, 2012. The reduction in the allowance was mainly due to a reduction in loan balances, an improved credit outlook, and an allowance transfer of $289 million related to the Portfolio Sale.

## LIQUIDITY RISK PROFILE

We have established liquidity guidelines that are intended to ensure we have sufficient asset-based liquidity to withstand the potential impact of deposit attrition or diminished liquidity in the funding markets. Our guidelines include maintaining an adequate liquidity reserve to cover our potential funding requirements and diversified funding sources to avoid over-dependence on volatile, less reliable funding markets. Our liquidity reserves consist of readily-marketable or pledgable assets which can be used as a source of liquidity, if needed.

Table 26 below presents the composition of our liquidity reserves as of December 31, 2013 and 2012.

**Table 26: Liquidity Reserves**

| (Dollars in millions) | December 31, 2013 | December 31, 2012 |
|---|---|---|
| Cash and cash equivalents | **$ 6,291** | $ 11,058 |
| Investment securities available for sale, at fair value[1] | **41,800** | 63,979 |
| Investment securities held to maturity, at fair value[1] | **19,185** | 9 |
| Total investment securities portfolio | **60,985** | 63,988 |
| FHLB borrowing capacity secured by loans | **28,623** | 32,578 |
| Outstanding FHLB advances and letters of credit secured by loans | **(8,917)** | (15,716) |
| Outstanding FHLB advances and letters of credit secured by securities | **(7,808)** | (5,500) |
| Securities encumbered for Public Funds and others | **(9,491)** | (8,311) |
| Total liquidity reserves | **$69,683** | $ 78,097 |

(1) The weighted average life of our securities was approximately 6.3 years and 4.3 years as of December 31, 2013 and 2012, respectively.

Our liquidity reserves decreased by $8.4 billion, or 11%, in 2013, to $69.7 billion as of December 31, 2013 from $78.1 billion in 2012. This decrease was primarily attributable to the redemption of $3.7 billion in trust preferred securities on January 2, 2013, a reduction in the market value of our securities portfolio holdings due to higher interest rates, and a decrease in our FHLB borrowing capacity secured by loans, partially offset by a reduction in our outstanding FHLB advances. See "MD&A—Risk Management" for additional information on our management of liquidity risk.

### Funding

Our funding objective is to establish an appropriate maturity profile using a cost-effective mix of both short-term and long-term funds. We use a variety of funding sources, including deposits, short-term borrowings, the issuance of senior and subordinated notes and other borrowings, and loan securitization transactions. In addition, we utilize FHLB advances, which are secured by certain portions of our loan and investment securities portfolios, for our funding needs.

#### *Deposits*

Our deposits provide a stable and relatively low cost of funds and are our largest source of funding. Table 27 provides a comparison of the composition of our deposits, average balances, interest expense and average deposit rates for 2013, 2012 and 2011.

**Table 27: Deposit Composition and Average Deposit Rates**

| (Dollars in millions) | December 31, 2013 | | | | |
|---|---|---|---|---|---|
| | Period End Balance | Average Balance | Interest Expense | % of Average Deposits | Average Deposit Rate |
| Non-interest bearing | **$ 22,643** | **$ 21,345** | **N/A** | **10.2%** | **N/A** |
| Negotiable order of withdrawal ("NOW") accounts | **43,880** | **43,823** | **$ 254** | **21.0** | **0.58%** |
| Money market deposit accounts | **98,403** | **101,848** | **648** | **48.6** | **0.64** |
| Savings accounts | **29,264** | **27,525** | **66** | **13.2** | **0.24** |
| Consumer time deposits less than $100,000 | **6,299** | **8,955** | **161** | **4.3** | **1.80** |
| Total core deposits | **200,489** | **203,496** | **1,129** | **97.3** | **0.55** |
| Certificates of deposit of $100,000 or more | **2,852** | **3,938** | **108** | **1.9** | **2.74** |
| Foreign time deposits | **1,182** | **1,611** | **4** | **0.8** | **0.25** |
| Total customer deposits | **$204,523** | **$209,045** | **$1,241** | **100.0%** | **0.59%** |

| (Dollars in millions) | December 31, 2012 | | | | |
|---|---|---|---|---|---|
| | Period End Balance | Average Balance | Interest Expense | % of Average Deposits | Average Deposit Rate |
| Non-interest bearing | $ 22,467 | $ 19,741 | N/A | 9.7% | N/A |
| Negotiable order of withdrawal ("NOW") accounts | 40,591 | 34,179 | $ 212 | 16.8 | 0.62% |
| Money market deposit accounts | 104,540 | 99,734 | 684 | 49.1 | 0.69 |
| Savings accounts | 28,285 | 30,457 | 101 | 15.0 | 0.33 |
| Consumer time deposits less than $100,000 | 11,028 | 12,762 | 258 | 6.4 | 2.02 |
| Total core deposits | 206,911 | 196,873 | 1,255 | 97.0 | 0.64 |
| Certificates of deposit of $100,000 or more | 4,495 | 4,876 | 144 | 2.4 | 2.95 |
| Foreign time deposits | 1,079 | 1,305 | 4 | 0.6 | 0.31 |
| Total customer deposits | $212,485 | $203,054 | $1,403 | 100.0% | 0.69% |

| (Dollars in millions) | December 31, 2011 | | | | |
|---|---|---|---|---|---|
| | Period End Balance | Average Balance | Interest Expense | % of Average Deposits | Average Deposit Rate |
| Non-interest bearing | $ 18,281 | $ 17,051 | N/A | 13.5% | N/A |
| Negotiable order of withdrawal ("NOW") accounts | 15,038 | 13,285 | $ 41 | 10.5 | 0.31% |
| Money market deposit accounts | 46,496 | 46,455 | 396 | 36.6 | 0.85 |
| Savings accounts | 31,433 | 29,640 | 218 | 23.4 | 0.74 |
| Consumer time deposits less than $100,000 | 11,471 | 13,855 | 351 | 10.9 | 2.53 |
| Total core deposits | 122,719 | 120,286 | 1,006 | 94.9 | 0.84 |
| Certificates of deposit of $100,000 or more | 4,586 | 5,634 | 177 | 4.5 | 3.14 |
| Foreign time deposits | 921 | 774 | 4 | 0.6 | 0.52 |
| Total customer deposits | $128,226 | $126,694 | $1,187 | 100.0% | 0.94% |

Total customer deposits decreased by $8.0 billion during 2013 to $204.5 billion as of December 31, 2013, from $212.5 billion as of December 31, 2012 as we allowed some higher yielding deposits to run off given our balance sheet needs. Our deposits include brokered deposits, which we obtained through the use of third-party intermediaries. Brokered deposits are reported in money market deposit accounts and consumer time deposits in the above table. Brokered deposits totaled $6.0 billion, or 3% of total deposits, as of December 31, 2013. Brokered deposits totaled $10.0 billion, or 5% of total deposits, as of December 31, 2012.

FDICIA limits the use of brokered deposits to "well-capitalized" insured depository institutions and, with a waiver from the FDIC, to "adequately capitalized" institutions. COBNA and CONA were "well-capitalized," as defined under the federal banking regulatory guidelines, as of both December 31, 2013 and December 31, 2012, and therefore were permitted to maintain brokered deposits.

Table 28 presents the contractual maturities of large-denomination time deposits of $100,000 or more. Our funding and liquidity management activities factor into the expected maturities of these deposits. Based on past activity, we expect to retain a portion of these deposits as they mature. Accordingly, we expect the actual net cash outflows will be less than the contractual maturity amounts.

**Table 28: Maturities of Large Denomination Domestic Time Deposits—$100,000 or More**

| | December 31, | | | |
|---|---|---|---|---|
| | 2013[1] | | 2012 | |
| (Dollars in millions) | Amount | % of Total | Amount | % of Total |
| Up to three months | **$1,698** | **42.1%** | $ 447 | 10.0% |
| > 3 months to 6 months | **325** | **8.1** | 451 | 10.0 |
| > 6 months to 12 months | **645** | **16.0** | 1,948 | 43.3 |
| > 12 months to 10 years | **1,365** | **33.8** | 1,649 | 36.7 |
| Total | **$4,033** | **100.0%** | $4,495 | 100.0% |

(1) In 2013 we began including foreign time deposits greater than $100,000 which were issued in domestic offices in our maturities schedule of large denomination time deposits.

### *Other Funding Sources*

We also access the capital markets to meet our funding needs through the use of the issuance of senior and subordinated notes, loan securitization transactions, and federal funds purchased and securities loaned or sold under agreements to repurchase. We participate in the federal funds market regularly to take advantage of attractive offers and to keep a visible presence in the market, which is intended to ensure that we are able to access the federal funds market in a time of need. In addition, we may utilize short-term as well as long-term FHLB advances for our funding needs. FHLB advances are secured by our investment securities, residential home loans, multifamily loans, commercial real-estate loans and home equity lines of credit.

Other debt, which consists of federal funds purchased and securities loaned or sold under agreements to repurchase, senior and subordinated notes and other borrowings and FHLB advances, but excluding securitized debt obligations, totaled $30.4 billion as of December 31, 2013, of which $16.2 billion represented short-term borrowings and $14.2 billion represented long-term debt. Other debt decreased by $8.1 billion in 2013 from a total $38.5 billion as of December 31, 2012, of which $21.1 billion represented short-term borrowings and $17.4 billion represented long-term borrowings.

Table 29 provides information on short-term borrowings, which consist of borrowings with an original contractual maturity of one year or less and therefore does not include the current portion of long-term debt. Our short-term borrowings typically have not represented a significant portion of our overall funding.

**Table 29: Short-Term Borrowings**

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | 2012 | | 2011 | |
| (Dollars in millions) | Outstanding Amount | Interest Rate | Outstanding Amount | Interest Rate | Outstanding Amount | Interest Rate |
| **Average during the period:** | | | | | | |
| Federal funds purchased and repurchase agreements | **$ 1,614** | **0.11%** | $1,018 | 0.18% | $2,186 | 0.21% |
| FHLB advances | **12,048** | **0.23** | 7,169 | 0.25 | 1,110 | 0.19 |
| Total short-term borrowings | **$13,662** | **0.22%** | $8,187 | 0.24% | $3,296 | 0.20% |

| | December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2013 | | | 2012 | | | 2011 | | |
| (Dollars in millions) | Amount | Weighted Average Interest Rate | Maximum Month-End Outstanding Amount | Amount | Weighted Average Interest Rate | Maximum Month-End Outstanding Amount | Amount | Weighted Average Interest Rate | Maximum Month-End Outstanding Amount |
| **Period-end balance:** | | | | | | | | | |
| Federal funds purchased and repurchase agreements | **$ 915** | **0.06%** | **$ 2,258** | $ 1,248 | 0.28% | $ 1,381 | $1,464 | 0.30% | $2,111 |
| FHLB advances | **15,300** | **0.25** | **16,600** | 19,900 | 0.27 | 19,900 | 5,835 | 0.13 | 5,835 |
| Total short-term borrowings | **$16,215** | **0.24%** | | $21,148 | 0.27% | | $7,299 | 0.16% | |

Table 30 displays the maturity profile, based on contractual maturities, of our securitized debt obligations and other debt as of December 31, 2013. We provide additional information on our short-term borrowings and long-term debt in "Note 9—Deposits and Borrowings."

**Table 30: Contractual Maturity Profile of Outstanding Debt**

| | December 31, 2013 | | | | | | |
|---|---|---|---|---|---|---|---|
| (Dollars in millions) | Up to 1 Year | > 1 Year to 2 Years | > 2 Years to 3 Years | > 3 Years to 4 Years | > 4 Years to 5 Years | > 5 Years | Total |
| **Short-term borrowings:** | | | | | | | |
| Federal funds purchased and securities loaned or sold under agreements to repurchase | **$ 915** | **$ —** | **$ —** | **$ —** | **$ —** | **$ —** | **$ 915** |
| FHLB advances | **15,300** | **—** | **—** | **—** | **—** | **—** | **15,300** |
| Total short-term borrowings | **16,215** | **—** | **—** | **—** | **—** | **—** | **16,215** |
| **Long-term debt:** | | | | | | | |
| Securitized debt obligations | **2,958** | **501** | **3,521** | **3,095** | **—** | **214** | **10,289** |
| Senior and subordinated notes: | | | | | | | |
| Unsecured senior debt | **2,284** | **2,649** | **1,481** | **882** | **1,176** | **1,992** | **10,464** |
| Unsecured subordinated debt | **101** | **—** | **1,123** | **—** | **—** | **1,446** | **2,670** |
| Total senior and subordinated notes | **2,385** | **2,649** | **2,604** | **882** | **1,176** | **3,438** | **13,134** |
| Other long-term borrowings: | | | | | | | |
| FHLB advances | **943** | **20** | **19** | **19** | **11** | **4** | **1,016** |
| Total long-term debt[(1)] | **6,286** | **3,170** | **6,144** | **3,996** | **1,187** | **3,656** | **24,439** |
| Total short-term borrowings and long-term debt | **$22,501** | **$3,170** | **$6,144** | **$3,996** | **$1,187** | **$3,656** | **$40,654** |
| Percentage of total | **55%** | **8%** | **15%** | **10%** | **3%** | **9%** | **100%** |

(1) Includes unamortized discounts, premiums and other cost basis adjustments, which together result in a net reduction of $236 million as of December 31, 2013.

We provide additional information on our short-term borrowings and long-term debt above under "Consolidated Balance Sheets Analysis—Securitized Debt Obligations," "Consolidated Balance Sheet Analysis—Other Debt" and in "Note 9—Deposits and Borrowings."

### Borrowing Capacity

Under our shelf registration statement filed with the U.S. Securities and Exchange Commission on April 30, 2012, from time to time, we may offer and sell an indeterminate aggregate amount of senior or subordinated debt securities, preferred stock, depository shares, common stock, purchase contracts, warrants and units. There is no limit under this shelf registration statement to the amount or number of such securities that we may offer and sell, subject to market conditions. Our current shelf registration statement will expire three years from the filing date.

In addition to our issuance capacity under the shelf registration statement, we also have access to FHLB advances with a maximum borrowing capacity of $37.1 billion as of December 31, 2013. This borrowing capacity was secured by posting $28.6 billion of loans and $8.5 billion of securities as collateral. We had outstanding FHLB advances and letters of credit of $16.7 billion as of December 31, 2013, and $20.4 billion still available to us to borrow under this program. The ability to draw down funding is based on membership status and the amount is dependent upon the Banks' ability to post collateral. Our FHLB membership is secured by our investment in FHLB stock of $774 million and $1.3 billion as of December 31, 2013 and 2012, respectively, which are determined based on our outstanding advances.

### Credit Ratings

Our credit ratings have a significant impact on our ability to access capital markets and our borrowing costs. Rating agencies base their ratings on numerous factors, including liquidity, capital adequacy, asset quality, quality of earnings and the probability of systemic support. Significant changes in these factors could result in different ratings. Such ratings help to support our cost effective unsecured funding as part of our overall financing programs. Table 31 provides a summary of the credit ratings for the senior unsecured debt of Capital One Financial Corporation, COBNA and CONA as of December 31, 2013 and 2012.

**Table 31: Senior Unsecured Debt Credit Ratings**

| | December 31, 2013 | | | December 31, 2012 | | |
|---|---|---|---|---|---|---|
| | Capital One Financial Corporation | Capital One Bank (USA), N.A. | Capital One, N.A. | Capital One Financial Corporation | Capital One Bank (USA), N.A. | Capital One, N.A. |
| Moody's | **Baa1** | **A3** | **A3** | Baa1 | A3 | A3 |
| S&P | **BBB** | **BBB+** | **BBB+** | BBB | BBB+ | BBB+ |
| Fitch | **A-** | **A-** | **A-** | A- | A- | A- |

As of February 25, 2014, Moody's, S&P, and Fitch have us on a stable outlook.

### Contractual Obligations

In the normal course of business, we enter into various contractual obligations that may require future cash payments that affect our short- and long-term liquidity and capital resource needs. Our future cash outflows primarily relate to deposits, borrowings and operating leases. Table 32 summarizes, by remaining contractual maturity, our significant contractual cash obligations based on the undiscounted future cash payments as of December 31, 2013. The actual timing and amounts of future cash payments may differ from the amounts presented below due to a number of factors, such as discretionary debt repurchases. Table 32 excludes certain obligations where the obligation is short-term or subject to valuation based on market factors, such as trade payables and trading liabilities. The table also excludes the representation and warranty reserve of $1.2 billion as of December 31, 2013 and obligations for pension and post-retirement benefit plans, which obligations are discussed in more detail in "Note 16—Employee Benefit Plans."

**Table 32: Contractual Obligations**

| (Dollars in millions) | December 31, 2013 Up to 1 Year | > 1 Years to 3 Years | > 3 Years to 5 Years | > 5 Years | Total |
|---|---|---|---|---|---|
| Interest-bearing time deposits[1] | $ 6,348 | $ 2,983 | $ 879 | $ 123 | $10,333 |
| Securitized debt obligations | 2,958 | 4,022 | 3,095 | 214 | 10,289 |
| Other debt: | | | | | |
| Federal funds purchased and securities loaned or sold under agreements to repurchase | 915 | — | — | — | 915 |
| Senior and subordinated notes | 2,385 | 5,253 | 2,058 | 3,438 | 13,134 |
| Other borrowings[2] | 16,243 | 39 | 30 | 4 | 16,316 |
| Total other debt | 19,543 | 5,292 | 2,088 | 3,442 | 30,365 |
| Operating leases | 245 | 440 | 365 | 752 | 1,802 |
| Purchase obligations[3][4] | 179 | 257 | 110 | 9 | 555 |
| Total | $29,273 | $12,994 | $6,537 | $4,540 | $53,344 |

(1) Includes only those interest-bearing deposits which have a contractual maturity date.

(2) Other borrowings include FHLB advances.

(3) Represents agreements to purchase goods or services that are enforceable and legally binding and specify all significant terms. The purchase obligations are included through the termination date of the agreements even if the contract is renewable. These include capital expenditures, contractual commitments to purchase equipment and services, software acquisition/license commitments, contractual minimum media commitments and any contractually required cash payments for acquisitions.

(4) Excludes funding commitments entered into in the ordinary course of business. See "Note 20—Commitments, Contingencies, Guarantees, and Others" for further details.

## MARKET RISK PROFILE

Market risk is inherent in the financial instruments associated with our operations and activities, including loans, deposits, securities, short-term borrowings, long-term debt and derivatives. Below we provide additional information about our primary sources of market risk, our market risk management strategies and the measures we use to evaluate our market risk exposure.

### Primary Market Risk Exposures

Our primary source of market risk is interest rate risk. We also have exposure to foreign exchange risk.

#### *Interest Rate Risk*

Interest rate risk, which represents exposure to instruments whose yield or price varies with the level or volatility of interest rates, is our most significant source of market risk exposure. Banks are inevitably exposed to interest rate risk due to differences in the timing between the maturities or repricing of assets and liabilities.

#### *Foreign Exchange Risk*

Foreign exchange risk represents exposure to changes in the values of current holdings and future cash flows denominated in other currencies. Changes in foreign exchange rates affect the reported earnings of our foreign operations and the non-dollar denominated equity invested in those foreign operations. We measure our earnings exposure using a stress-based simulation of foreign exchange rates and manage it through the use of derivatives. As of December 31, 2013 our earnings exposure to changes in foreign exchange rates was less than 2%. The impact of changes in foreign exchange rates on our non-dollar equity invested overseas, measured on a quarterly basis, manifests itself in our AOCI and capital ratios.

## Market Risk Management

We employ several techniques to manage our interest rate and foreign exchange risk, which include, but are not limited to, altering the duration and re-pricing characteristics of our various assets and liabilities through interest rate derivatives. Derivatives are one of the primary tools we use in managing interest rate and foreign exchange risk. Our current asset/liability management policy includes the use of derivatives to hedge material foreign currency denominated transactions to limit our earnings exposure to foreign exchange risk. We execute our derivative contracts in both over-the-counter and exchange-traded derivative markets. Although the majority of our derivatives are interest rate swaps, we also use a variety of other derivative instruments, including caps, floors, options, futures and forward contracts, to manage both our interest rate and foreign currency risk. The outstanding notional amount of our derivative contracts totaled $63.4 billion as of December 31, 2013, compared with $57.8 billion as of December 31, 2012.

## Market Risk Measurement

We have prescribed risk management policies and limits established by our Market and Liquidity Risk Policy and approved by the Board of Directors. Our objective is to manage our asset/liability risk position and exposure to market risk in accordance with these policies and prescribed limits based on prevailing market conditions and long-term expectations. Because no single measure can reflect all aspects of market risk, we use various industry standard market risk measurement techniques and analyses to measure, assess and manage the impact of changes in interest rates and foreign exchange rates on our net interest income and our economic value of equity. See "MD&A—Economic Value of Equity".

We consider the impact on both net interest income and economic value of equity in measuring and managing our interest rate risk. Because the federal funds rate was lowered to near zero in December 2008 and since then has remained in a target range of zero to 0.25%, we use a 50 basis point decrease as our declining interest rate scenario, since a scenario where interest rates would decline by 200 basis points is not plausible. In scenarios where a 50 basis point decline would result in a rate less than 0%, we assume a rate of 0%. Below we discuss the assumptions used in calculating each of these measures.

### *Net Interest Income Sensitivity*

Our net interest income sensitivity measure estimates the impact on our projected 12-month base-line adjusted net interest income resulting from movements in interest rates. Adjusted net interest income consists of net interest income and changes in the fair value of mortgage servicing rights, including related derivative hedging activity, and changes in the fair value of free-standing interest rate swaps. In addition to our existing assets and liabilities, we incorporate expected future business growth assumptions, such as loan and deposit growth and pricing, and plans for projected changes in our funding mix in our baseline forecast. In measuring the sensitivity of interest rate movements on our adjusted projected net interest income, we assume an instantaneous plus 200 basis point and minus 50 basis point shock, with the lower rate scenario limited to zero as described above.

### *Economic Value of Equity*

Our economic value of equity sensitivity measure estimates the impact on the net present value of our assets and liabilities, including derivative hedging activity, resulting from movements in interest rates. Our economic value of equity sensitivity measures are calculated based on our existing assets and liabilities, including derivatives, and do not incorporate business growth assumptions or projected plans for funding mix changes. In measuring the sensitivity of interest rate movements on our economic value of equity, we assume a hypothetical instantaneous parallel shift in the level of interest rates of plus 200 basis points and minus 50 basis points to spot rates.

In the third quarter of 2013 we updated models and associated assumptions for our direct deposits, mortgage loan and investment security prepayments which impacted our net interest income and economic value of equity sensitivity metrics. Our new direct deposit model was developed on account level data and incorporates lagged responses in both repricing and customer behavior as external market rates change. Additionally, we have updated our mortgage prepayment model. The modeling changes had a small impact on our economic value of equity sensitivity measure, but resulted in a larger impact to our next 12-month net interest income sensitivity, driven primarily from the deposit model change. We have included the table below that shows net interest income and economic value of equity sensitivity as of December 31, 2013 and December 31, 2012.

Table 33 shows the estimated percentage impact on our projected base-line adjusted net interest income and economic value of equity, calculated under the hypothetical interest rate scenarios described above, as of December 31, 2013 and 2012. In addition to these industry standard measures, we will continue to factor into our internal interest rate risk management decisions the potential impact of alternative interest rate scenarios, such as stressed rate shocks as well as steepening and flattening yield curve scenarios.

**Table 33: Interest Rate Sensitivity Analysis**

| (Dollars in millions) | December 31, 2013 | December 31, 2012[1] |
|---|---|---|
| Impact on projected base-line adjusted net interest income: | | |
| +200 basis points | **4.9%** | 2.7% |
| -50 basis points | **(1.5)** | (1.7) |
| Impact on economic value of equity: | | |
| +200 basis points | **(5.7)** | (3.1) |
| -50 basis points | **0.3** | (1.4) |

(1) The measurement as of December 31, 2012 was not adjusted retrospectively for the new model change implemented in 2013.

Our projected net interest income and economic value of equity sensitivity measures were within our prescribed asset/liability policy limits as of December 31, 2013 and 2012.

***Limitations of Market Risk Measures***

The interest rate risk models that we use in deriving these measures incorporate contractual information, internally-developed assumptions and proprietary modeling methodologies, which project borrower and depositor behavior patterns in certain interest rate environments. Other market inputs, such as interest rates, market prices and interest rate volatility, are also critical components of our interest rate risk measures. We regularly evaluate, update and enhance these assumptions, models and analytical tools as we believe appropriate to reflect our best assessment of the market environment and the expected behavior patterns of our existing assets and liabilities.

There are inherent limitations in any methodology used to estimate the exposure to changes in market interest rates. The above sensitivity analysis contemplate only certain movements in interest rates and are performed at a particular point in time based on the existing balance sheet and, in some cases, expected future business growth and funding mix assumptions. The strategic actions that management may take to manage our balance sheet may differ significantly from our projections, which could cause our actual earnings and economic value of equity sensitivities to differ substantially from the above sensitivity analysis.

## SUPPLEMENTAL TABLES

See "Part II- Item 6. Selected Financial Data" for information on our supplemental non-GAAP managed results, which we presented prior to our January 1, 2010 prospective adoption of the new consolidation standards. The adoption of these new accounting standards resulted in the consolidation of substantially all of our securitization trusts. As a result, our reported and managed based presentations are generally comparable for periods beginning after January 1, 2010.

**Table A—Loan Portfolio Composition**

| | December 31, | | | | |
|---|---|---|---|---|---|
| **(Dollars in millions)** | **2013** | **2012** | **2011** | **2010** | **2009** |
| **Reported loans held for investment:** | | | | | |
| **Credit Card:** | | | | | |
| Credit card loans: | | | | | |
| Domestic credit card loans | **$ 72,932** | $ 82,328 | $ 54,682 | $ 49,979 | $13,374 |
| International credit card loans | **8,050** | 8,614 | 8,466 | 7,513 | 2,229 |
| Total credit card loans | **80,982** | 90,942 | 63,148 | 57,492 | 15,603 |
| Installment loans: | | | | | |
| Domestic installment loans | **323** | 813 | 1,927 | 3,870 | 6,693 |
| International installment loans | **—** | — | — | 9 | 44 |
| Total installment loans. | **323** | 813 | 1,927 | 3,879 | 6,737 |
| Total credit card | **81,305** | 91,755 | 65,075 | 61,371 | 22,340 |
| **Consumer Banking:** | | | | | |
| Auto | **31,857** | 27,123 | 21,779 | 17,867 | 18,186 |
| Home loan | **35,282** | 44,100 | 10,433 | 12,103 | 14,893 |
| Retail banking | **3,623** | 3,904 | 4,103 | 4,413 | 5,135 |
| Total consumer banking | **70,762** | 75,127 | 36,315 | 34,383 | 38,214 |
| **Commercial Banking:** | | | | | |
| Commercial and multifamily real estate | **20,750** | 17,732 | 15,736 | 13,619 | 13,995 |
| Commercial and industrial | **23,309** | 19,892 | 17,088 | 14,504 | 13,617 |
| Total commercial lending | **44,059** | 37,624 | 32,824 | 28,123 | 27,612 |
| Small-ticket commercial real estate | **952** | 1,196 | 1,503 | 1,842 | 2,153 |
| Total commercial banking | **45,011** | 38,820 | 34,327 | 29,965 | 29,765 |
| **Other:** | | | | | |
| Other loans | **121** | 187 | 175 | 228 | 300 |
| Total reported loans held for investment | **$197,199** | $205,889 | $135,892 | $125,947 | $90,619 |

| (Dollars in millions) | December 31, 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **Securitization adjustments:** | | | | | |
| **Credit Card business:** | | | | | |
| Credit card loans: | | | | | |
| Domestic credit card loans | $ — | $ — | $ — | $ — | $ 39,827 |
| International credit card loans | — | — | — | — | 5,951 |
| Total credit card loans | — | — | — | — | 45,778 |
| Installment loans: | | | | | |
| Domestic installment loans | — | — | — | — | 406 |
| Total securitization adjustments | $ — | $ — | $ — | $ — | $ 46,184 |
| **Managed loans held for investment:** | | | | | |
| **Credit Card business:** | | | | | |
| Credit card loans: | | | | | |
| Domestic credit card loans | **$ 72,932** | $ 82,328 | $ 54,682 | $ 49,979 | $ 53,201 |
| International credit card loans | **8,050** | 8,614 | 8,466 | 7,513 | 8,180 |
| Total credit card loans | **80,982** | 90,942 | 63,148 | 57,492 | 61,381 |
| Installment loans: | | | | | |
| Domestic installment loans | **323** | 813 | 1,927 | 3,870 | 7,099 |
| International installment loans | — | — | — | 9 | 44 |
| Total installment loans | **323** | 813 | 1,927 | 3,879 | 7,143 |
| Total credit card | **81,305** | 91,755 | 65,075 | 61,371 | 68,524 |
| **Consumer Banking Business:** | | | | | |
| Auto | **31,857** | 27,123 | 21,779 | 17,867 | 18,186 |
| Home loan | **35,282** | 44,100 | 10,433 | 12,103 | 14,893 |
| Retail banking | **3,623** | 3,904 | 4,103 | 4,413 | 5,135 |
| Total consumer banking | **70,762** | 75,127 | 36,315 | 34,383 | 38,214 |
| **Commercial Banking Business:** | | | | | |
| Commercial and multifamily real estate | **20,750** | 17,732 | 15,736 | 13,619 | 13,995 |
| Commercial and industrial | **23,309** | 19,892 | 17,088 | 14,504 | 13,617 |
| Total commercial lending | **44,059** | 37,624 | 32,824 | 28,123 | 27,612 |
| Small-ticket commercial real estate | **952** | 1,196 | 1,503 | 1,842 | 2,153 |
| Total commercial banking | **45,011** | 38,820 | 34,327 | 29,965 | 29,765 |
| **Other:** | | | | | |
| Other loans | **121** | 187 | 175 | 228 | 300 |
| Total managed loans held for investment | **$197,199** | $205,889 | $135,892 | $125,947 | $136,803 |

**Table B—Performing Delinquencies**

| | December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2013[2] | | 2012[2] | | 2011[2] | | 2010[2] | | 2009[2] | |
| (Dollars in millions) | Loans | % of Total Loans[3] | Loans | % of Total Loans[3] | Loans | % of Total Loans[3] | Loans | % of Total Loans[3] | Loans | % of Total Loans[3] |
| **Reported:[1][4]** | | | | | | | | | | |
| Loans held for investment | **$197,199** | **100.00%** | $205,889 | 100.00% | $135,892 | 100.00% | $125,947 | 100.00% | $ 90,619 | 100.00% |
| Delinquent loans: | | | | | | | | | | |
| 30-59 days | **$ 2,584** | **1.31%** | $ 2,629 | 1.28% | $ 2,267 | 1.67% | $ 1,968 | 1.56% | $ 1,908 | 2.10% |
| 60-89 days | **1,313** | **0.67** | 1,399 | 0.68 | 1,043 | 0.77 | 1,064 | 0.85 | 985 | 1.09 |
| 90-119 days | **512** | **0.26** | 628 | 0.30 | 497 | 0.36 | 559 | 0.44 | 356 | 0.39 |
| 120-149 days | **418** | **0.21** | 485 | 0.24 | 390 | 0.29 | 446 | 0.36 | 190 | 0.21 |
| 150 or more days | **361** | **0.18** | 414 | 0.20 | 355 | 0.26 | 393 | 0.31 | 164 | 0.18 |
| Total | **$ 5,188** | **2.63%** | $ 5,555 | 2.70% | $ 4,552 | 3.35% | $ 4,430 | 3.52% | $ 3,603 | 3.98% |
| By geographic area: | | | | | | | | | | |
| Domestic | **$ 4,889** | **2.48%** | $ 5,247 | 2.55% | $ 4,114 | 3.03% | $ 3,998 | 3.18% | $ 3,460 | 3.82% |
| International | **299** | **0.15** | 308 | 0.15 | 438 | 0.32 | 432 | 0.34 | 143 | 0.16 |
| Total | **$ 5,188** | **2.63%** | $ 5,555 | 2.70% | $ 4,552 | 3.35% | $ 4,430 | 3.52% | $ 3,603 | 3.98% |
| **Managed:[1][4]** | | | | | | | | | | |
| Loans held for investment | **$197,199** | **100.00%** | $205,889 | 100.00% | $135,892 | 100.00% | $125,947 | 100.00% | $136,803 | 100.00% |
| Delinquent loans: | | | | | | | | | | |
| 30-59 days | **$ 2,584** | **1.31%** | $ 2,629 | 1.28% | $ 2,267 | 1.67% | $ 1,968 | 1.56% | $ 2,623 | 1.92% |
| 60-89 days | **1,313** | **0.67** | 1,399 | 0.68 | 1,043 | 0.77 | 1,064 | 0.84 | 1,576 | 1.15 |
| 90-119 days | **512** | **0.26** | 628 | 0.30 | 497 | 0.36 | 559 | 0.44 | 895 | 0.65 |
| 120-149 days | **418** | **0.21** | 485 | 0.24 | 390 | 0.29 | 446 | 0.35 | 660 | 0.48 |
| 150 or more days | **361** | **0.18** | 414 | 0.20 | 355 | 0.26 | 393 | 0.31 | 568 | 0.42 |
| Total | **$ 5,188** | **2.63%** | $ 5,555 | 2.70% | $ 4,552 | 3.35% | $ 4,430 | 3.52% | $ 6,322 | 4.62% |
| By geographic area: | | | | | | | | | | |
| Domestic | **$ 4,889** | **2.48%** | $ 5,247 | 2.55% | $ 4,114 | 3.03% | $ 3,998 | 3.18% | $ 5,783 | 4.23% |
| International | **299** | **0.15** | 308 | 0.15 | 438 | 0.32 | 432 | 0.34 | 539 | 0.39 |
| Total | **$ 5,188** | **2.63%** | $ 5,555 | 2.70% | $ 4,552 | 3.35% | $ 4,430 | 3.52% | $ 6,322 | 4.62% |

(1) Credit card loan balances are reported net of the finance charge and fee reserve, which totaled $190 million, $307 million, $74 million, $211 million, $624 million as of December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

(2) Acquired Loan portfolio is included in loans held for investment, but excluded from delinquent loans as these loans are considered performing in accordance with our expectations as of the purchase date, as we recorded these loans at estimated fair value when we acquired them. As of December 31, 2013, 2012, 2011, 2010, and 2009 the acquired loan portfolio's contractual 30 to 89 day delinquencies total $223 million, $369 million, $162, million, $199 million, and $294 million, respectively. For loans 90+ day past due, see "MD&A—Supplemental Tables—Table C: Nonperforming Assets."

(3) Calculated by dividing loans in each delinquency status category and geographic region as of the end of the period by the total loan portfolio.

(4) The performing loan modifications and restructuring totaled $1.3 billion as of December 31, 2013, and $1.4 billion both as of December 31, 2012 and 2011, and $1.0 billion and $713 million as of December 31, 2010 and 2009, respectively.

**Table C—Nonperforming Loans and Other Nonperforming Assets**

| (Dollars in millions) | December 31, 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| Nonperforming loans held for investment:[1] | | | | | |
| **Credit Card:** | | | | | |
| International Credit Card | **$ 88** | $ 100 | $ — | $ — | $ — |
| Total credit card | **88** | 100 | — | — | — |
| **Consumer Banking:** | | | | | |
| Auto | **194** | 149 | 106 | 99 | 143 |
| Home loan | **376** | 422 | 456 | 486 | 323 |
| Retail banking | **41** | 71 | 90 | 91 | 87 |
| Total consumer banking | **611** | 642 | 652 | 676 | 553 |
| **Commercial Banking:** | | | | | |
| Commercial and multifamily real estate | **52** | 137 | 207 | 276 | 429 |
| Commercial and industrial | **93** | 133 | 125 | 181 | 178 |
| Total commercial lending | **145** | 270 | 332 | 457 | 607 |
| Small-ticket commercial real estate | **4** | 12 | 40 | 38 | 95 |
| Total commercial banking | **149** | 282 | 372 | 495 | 702 |
| Other: | | | | | |
| Other loans | **19** | 30 | 35 | 54 | 34 |
| Total nonperforming loans held for investment | **867** | 1,054 | 1,059 | 1,225 | 1,289 |
| **Other nonperforming assets:** | | | | | |
| Foreclosed property[2] | **113** | 204 | 169 | 306 | 234 |
| Other assets[3] | **160** | 109 | 95 | 97 | 125 |
| Total nonperforming assets | **$1,140** | $1,367 | $1,323 | $1,628 | $1,648 |
| Nonperforming loans as a percentage of loans held for investment | **0.44%** | 0.51% | 0.78% | 0.97% | 1.42% |
| Nonperforming assets as a percentage of loans held for investment plus total other nonperforming assets | **0.58** | 0.66 | 0.97 | 1.29 | 1.81 |

(1) The ratio of nonperforming loans as a percentage of total loans held for investment is calculated based on the nonperforming loans divided by the total outstanding unpaid principal balance of loans held for investment. The denominator used in calculating the nonperforming asset ratios consists of total loans held for investment and other nonperforming assets.

(2) Includes foreclosed properties related to Acquired Loans of $68 million, $167 million, $86 million, $201 million, $154 million as of December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

(3) In 2013, we began including the net realizable value of auto loans that have been charged-off as a result of a bankruptcy in addition to repossessed assets obtained in satisfaction of auto loans. Both of these amounts are included in other assets. Prior period amounts have been adjusted to conform to current period presentation.

**Table D—Net Charge-offs[1][2]**

| (Dollars in millions) | December 31, 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **Reported:** | | | | | |
| Average loans held for investment | **$192,614** | $187,915 | $128,424 | $128,526 | $ 99,787 |
| Net charge-offs | **3,934** | 3,555 | 3,771 | 6,651 | 4,568 |
| Net charge-off rate | **2.04%** | 1.89% | 2.94% | 5.18% | 4.58% |
| **Managed:** | | | | | |
| Average loans held for investment | **$192,614** | $187,915 | $128,424 | $128,622 | $143,514 |
| Net charge-offs | **3,934** | 3,555 | 3,771 | 6,657 | 8,421 |
| Net charge-off rate | **2.04%** | 1.89% | 2.94% | 5.18% | 5.87% |

(1) Calculated for each loan category by dividing net charge-offs for the period divided by average loans held for investment during the period.

(2) The average balance of Acquired Loans, which are included in the total average loans held for investment used in calculating the net charge-off rates, was $32.2 billion, $36.2 billion, $5.0 billion, $6.3 billion and $6.8 billion in 2013, 2012, 2011, 2010 and 2009, respectively.

**Table E—Summary of Allowance for Loan and Lease Losses**

| (Dollars in millions) | December 31, 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| Balance as of beginning of period, as reported | **$ 5,156** | $ 4,250 | $ 5,628 | $ 4,127 | $ 4,524 |
| Impact from January 1, 2010 adoption of new consolidation accounting standards | **—** | — | — | 4,317 | — |
| Balance at beginning of period, as adjusted | **5,156** | 4,250 | 5,628 | 8,444 | 4,524 |
| Provision for credit losses[1] | **3,401** | 4,446 | 2,401 | 3,895 | 4,145 |
| Charge-offs: | | | | | |
| Domestic credit card and installment loans | **(3,969)** | (3,507) | (3,558) | (6,020) | (3,050) |
| International credit card and installment loans | **(573)** | (652) | (752) | (761) | (284) |
| Consumer banking | **(888)** | (797) | (732) | (898) | (1,357) |
| Commercial banking | **(49)** | (94) | (214) | (445) | (444) |
| Other loans | **(26)** | (43) | (59) | (114) | (207) |
| Total charge-offs | **(5,505)** | (5,093) | (5,315) | (8,238) | (5,342) |
| Recoveries: | | | | | |
| Domestic credit card and installment loans | **1,065** | 975 | 1,036 | 1,113 | 447 |
| International credit card and installment loans | **192** | 240 | 218 | 169 | 52 |
| Consumer banking | **272** | 266 | 248 | 243 | 263 |
| Commercial banking | **35** | 52 | 37 | 54 | 10 |
| Other loans | **7** | 5 | 5 | 8 | 2 |
| Total recoveries | **1,571** | 1,538 | 1,544 | 1,587 | 774 |
| Net charge-offs | **(3,934)** | (3,555) | (3,771) | (6,651) | (4,568) |
| Impact from acquisitions, sales and other changes | **(308)** | 15 | (8) | (60) | 26 |
| Balance at the end of period | **$ 4,315** | $ 5,156 | $ 4,250 | $ 5,628 | $ 4,127 |
| Allowance for loan and lease losses as a percentage of loans held for investment | **2.19%** | 2.50% | 3.13% | 4.47% | 4.55% |
| Allowance for loan and lease losses as a percentage of loans held for investment (excluding Acquired Loans) | **2.54** | 3.02 | 3.22 | 4.67 | 4.95 |
| Allowance for loan and lease losses by geographic distribution: | | | | | |
| Domestic | **$ 3,937** | $ 4,703 | $ 3,778 | $ 5,168 | $ 3,928 |
| International | **378** | 453 | 472 | 460 | 199 |
| Total | **$ 4,315** | $ 5,156 | $ 4,250 | $ 5,628 | $ 4,127 |
| Allowance for loan and lease losses by loan category: | | | | | |
| Domestic card | **$ 2,836** | $ 3,526 | $ 2,375 | $ 3,581 | $ 1,927 |
| International card | **378** | 453 | 472 | 460 | 199 |
| Consumer banking | **752** | 711 | 652 | 675 | 1,076 |
| Commercial banking | **338** | 433 | 715 | 830 | 786 |
| Other | **11** | 33 | 36 | 82 | 139 |
| Total | **$ 4,315** | $ 5,156 | $ 4,250 | $ 5,628 | $ 4,127 |
| Allowance for loan and lease losses by loan category to total allowance: | | | | | |
| Domestic card | **65.72%** | 68.39% | 55.88% | 63.63% | 46.69% |
| International card | **8.76** | 8.78 | 11.11 | 8.17 | 4.82 |
| Consumer banking | **17.43** | 13.79 | 15.34 | 11.99 | 26.07 |
| Commercial banking | **7.83** | 8.40 | 16.82 | 14.75 | 19.05 |
| Other | **0.26** | 0.64 | 0.85 | 1.46 | 3.37 |

(1) The total provision for credit losses reported in our consolidated statements of income are $3.5 billion, $4.4 billion, $2.4 billion, $3.9 billion and $4.2 billion in 2013, 2012, 2011, 2010 and 2009, respectively, consists of a provision for loan and lease losses and a provision for unfunded lending commitments. The provision for credit losses reported in the above table relates only to the provision for loan and lease losses. It does not include the provision for unfunded lending commitments of $52 million, $12 million, and $85 million in 2013, 2010 and 2009, respectively, and the provision release for unfunded lending commitments of $31 million and $41 million in 2012 and 2011, respectively.

**Table F—Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures Under Basel I**

| (Dollars in millions) | December 31, 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **Stockholders' equity to non-GAAP tangible common equity** | | | | | |
| Total stockholders' equity | **$ 41,744** | $ 40,499 | $ 29,666 | $ 26,541 | $ 26,590 |
| Adjustments: Goodwill and other intangible assets[1] | **(15,784)** | (16,224) | (13,908) | (13,983) | (14,107) |
| Noncumulative perpetual preferred stock[2] | **(853)** | (853) | — | — | — |
| Tangible common equity | **$ 25,107** | $ 23,422 | $ 15,758 | $ 12,558 | $ 12,483 |
| **Total assets to tangible assets** | | | | | |
| Total assets | **$297,048** | $312,918 | $206,019 | $197,503 | $169,646 |
| Adjustments: Goodwill and other intangible assets[1] | **(15,784)** | (16,224) | (13,908) | (13,983) | (14,107) |
| Tangible assets | **$281,264** | $296,694 | $192,111 | $183,520 | $155,539 |
| **Total average assets to average tangible assets** | | | | | |
| Average total assets | **$297,284** | $286,602 | $199,718 | $200,114 | $171,598 |
| Adjustments: Average goodwill and other intangible assets[1] | **(15,938)** | (15,604) | (13,981) | (14,025) | (13,867) |
| Average tangible assets | **$281,346** | $270,998 | $185,737 | $186,089 | $157,731 |
| **Non-GAAP TCE ratio** | | | | | |
| TCE ratio[3] | **8.93%** | 7.89% | 8.20% | 6.84% | 8.03% |
| **Regulatory capital ratios** | | | | | |
| Total stockholders' equity | **$ 41,744** | $ 40,499 | $ 29,666 | $ 26,541 | $ 26,590 |
| Adjustments: Net unrealized (gains) losses on investment securities available for sale recorded in AOCI[4] | **791** | (712) | (289) | (368) | (200) |
| Net losses on cash flow hedges recorded in AOCI[4] | **136** | 2 | 71 | 86 | 92 |
| Disallowed goodwill and other intangible assets | **(14,326)** | (14,428) | (13,855) | (13,953) | (14,125) |
| Disallowed deferred tax assets | **—** | — | (534) | (1,150) | — |
| Noncumulative perpetual preferred stock[2] | **(853)** | (853) | — | — | — |
| Other | **(5)** | (12) | (2) | (2) | (2) |
| Tier 1 common capital | **27,487** | 24,496 | 15,057 | 11,154 | 12,355 |
| Adjustments: Noncumulative perpetual preferred stock[2] | **853** | 853 | — | — | — |
| Tier 1 restricted core capital items[5] | **2** | 2 | 3,635 | 3,636 | 3,634 |
| Tier 1 capital | **28,342** | 25,351 | 18,692 | 14,790 | 15,989 |
| Adjustments: Long-term debt qualifying as Tier 2 capital | **1,914** | 2,119 | 2,438 | 2,827 | 3,018 |
| Qualifying allowance for loan and lease losses | **2,834** | 2,830 | 1,979 | 3,748 | 1,581 |
| Other Tier 2 components | **10** | 13 | 23 | 29 | 4 |
| Tier 2 capital | **4,758** | 4,962 | 4,440 | 6,604 | 4,603 |
| Total risk-based capital[6] | **$ 33,100** | $ 30,313 | $ 23,132 | $ 21,394 | $ 20,592 |
| Risk-weighted assets[7] | **$224,671** | $223,472 | $155,657 | $127,132 | $116,309 |
| Tier 1 common ratio[8] | **12.23%** | 10.96% | 9.67% | 8.77% | 10.62% |
| Tier 1 risk-based capital ratio[9] | **12.61** | 11.34 | 12.01 | 11.63 | 13.75 |
| Total risk-based capital ratio[10] | **14.73** | 13.56 | 14.86 | 16.83 | 17.70 |

(1) Includes impact from related deferred taxes.

(2) Noncumulative perpetual preferred stock qualifies for Tier 1 capital; however, it is excluded from Tier 1 common capital.

(3) TCE ratio is non-GAAP measure calculated based on tangible common equity divided by tangible assets.

(4) Amounts presented are net of tax.

(5) Consists primarily of trust preferred securities.

(6) Total risk-based capital equals the sum of Tier 1 capital and Tier 2 capital.

(7) Calculated based on prescribed regulatory guidelines.

(8) Tier 1 common ratio is a regulatory capital measure calculated based on Tier 1 common capital divided by risk-weighted assets.

(9) Tier 1 risk-based capital ratio is a regulatory capital measure calculated based on Tier 1 capital divided by risk-weighted assets.

(10) Total risk-based capital ratio is a regulatory capital measure calculated based on total risk-based capital divided by risk-weighted assets.

**2002 DRP:** Dividend Reinvestment and Stock Purchase Plan.

**2012 U.S. card acquisition:** On May 1, 2012, pursuant to the agreement with HSBC Finance Corporation, HSBC USA Inc. and HSBC Technology and Services (USA) Inc. (collectively, "HSBC"), we closed the acquisition of substantially all of the assets and assumed liabilities of HSBC's credit card and private label credit card business in the United States (other than the HSBC Bank USA, consumer credit card program and certain other retained assets and liabilities).

**Acquired Loans:** A limited portion of the credit card loans acquired in the 2012 U.S. card acquisition and the substantial majority of consumer and commercial loans acquired in the ING Direct and Chevy Chase Bank acquisitions, which were recorded at fair value at acquisition and subsequently accounted for based on expected cash flows to be collected (under the accounting standard formerly known as "Statement of Position 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer*," commonly referred to as "SOP 03-3"). The difference between the fair value at acquisition and expected cash flows represents the accretable yield, which is recognized into interest income over the life of the loans. The difference between the contractual payments on the loans and expected cash flows represents the nonaccretable difference or the amount of principal and interest not considered collectible, which incorporates future expected credit losses over the life of the loans. Decreases in expected cash flows resulting from further credit deterioration will generally result in an impairment charge recognized in our provision for credit losses and an increase in the allowance for loan and lease losses. Charge-offs are not recorded until the expected credit losses within the nonaccretable difference is depleted. In addition, Acquired Loans are not classified as delinquent or nonperforming as we expect to collect our net investment in these loans and the nonaccretable difference will absorb the majority of the losses associated with these loans.

**Annual Report:** References to "this Report" or our "2013 Form 10-K" or "2013 Annual Report" are to our "Annual Report" on Form 10-K for the fiscal year ended December 31, 2013.

**Banks:** Refers to COBNA and CONA.

**Basel Committee:** The Basel Committee on Banking Supervision.

**Benefit obligation and Projected Benefit Obligation:** Benefit Obligation refers to the total of the projected benefit obligation for pension plans and the accumulated postretirement benefit obligations. Projected Benefit Obligation represents actuarial present value of all benefits accrued on employee service rendered prior to the calculation date, including allowance for future salary increases if the pension benefit is based on future compensation levels.

**BHC Act:** The Bank Holding Company Act of 1956, as amended (12 U.S.C. § 1842).

**Capital One:** Capital One Financial Corporation and its subsidiaries.

**Carrying Value** (with respect to loans)**:** The amount at which a loan is recorded on the balance sheet. For loans recorded at amortized cost, carrying value is the unpaid principal balance net of unamortized deferred loan origination fees and costs, and unamortized purchase premium or discount. For loans that are or have been on nonaccrual status, the carrying value is also reduced by any net charge-offs that have been recorded and the amount of interest payments applied as a reduction of principal under the cost recovery method. For credit card loans, the carrying value also includes interest that has been billed to the customer. For loans classified as held-for-sale, carrying value is the lower of carrying value as described in the sentences above, or fair value. For Acquired Loans, the carrying value equals fair value upon acquisition adjusted for subsequent cash collections and yield accreted to date.

**CCB:** Chevy Chase Bank, F.S.B., which was acquired by the Company on February 27, 2009.

**COBNA:** Capital One Bank (USA), National Association, one of our fully owned subsidiaries, which offers credit and debit card products, other lending products and deposit products.

**Collective trusts:** An investment fund formed from the pooling of investments by investors.

**Commercial Lending:** Primarily provides financing to real estate investors/owners for multifamily properties as well as financing office, retail and industrial properties.

**Company:** Capital One Financial Corporation and its subsidiaries.

**CONA:** Capital One, National Association, one of our fully owned subsidiaries, which offers a broad spectrum of banking products and financial services to consumers, small businesses and commercial clients.

**Credit derivatives:** Contractual agreements that provide insurance against a credit event of one or more referenced credits. Such events include bankruptcy, insolvency and failure to meet payment obligations when due.

**Credit risk:** Credit risk is the risk of loss from an obligor's failure to meet the terms of any contract or otherwise fail to perform as agreed.

**Derivative:** A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities, credit worthiness for credit default swaps or financial or commodity indices.

**Discontinued operations:** The operating results of a component of an entity, as defined by ASC 205, that are removed from continuing operations when that component has been disposed of or it is management's intention to sell the component.

**Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"):** Regulatory reform legislation signed into law on July 21, 2010. This law broadly affects the financial services industry and contains numerous provisions aimed at strengthening the sound operation of the financial services sector.

**Exchange Act:** The Securities Exchange Act of 1934.

**eXtensible Business Reporting Language ("XBRL"):** A language for the electronic communication of business and financial data.

**Federal Reserve:** Board of Governors of the Federal Reserve System.

**Final Rule:** A new capital rule finalized by the Federal Reserve, the OCC and the FDIC (collectively, the U.S. federal banking agencies) that implements the Basel III capital accord developed by the Basel Committee on Banking Supervision and certain Dodd-Frank Act capital provisions and updates the PCA capital requirements.

**Foreign currency swaps:** An agreement to exchange stipulated amounts of one currency for another currency at one or more future dates.

**Foreign exchange contracts:** Contracts that provide for the future receipt or delivery of foreign currency at previously agreed-upon terms.

**Forward rate agreements:** Contracts to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date.

**Greenpoint:** Refers to our wholesale mortgage banking unit, GreenPoint Mortgage Funding, Inc. ("Greenpoint"), which was closed in 2007.

**Gross domestic product ("GDP"):** The market value of all officially recognized final goods and services produced within a country in a year, or other given period of time.

**GSE** or **Agencies:** A government sponsored enterprise is financial services corporation created by the United States Congress. Examples of U.S. government agencies include Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) and Government National Mortgage Association (Ginnie Mae).

**Impairment:** The condition when the carrying amount of an asset exceeds its fair value.

**Impaired loans:** A loan is considered as impaired when, based on current information and events, it is probable that we will not be able to collect all amounts due from the borrower in accordance with the original contractual terms of the loan.

**Inactive Insured Securitizations:** Securitizations as to which the monoline bond insurers have not made repurchase requests or loan file requests to one of our subsidiaries.

**ING Direct acquisition:** On February 17, 2012, we completed the acquisition of substantially all of the ING Direct business in the United States ("ING Direct") from ING Groep N.V., ING Bank N.V., ING Direct N.V. and ING Direct Bancorp.

**Insured Securitizations:** Securitizations supported by bond insurance.

**Interest rate sensitivity:** The exposure of net interest income to interest rate movements.

**Interest rate swaps:** Contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. Interest rate swaps are the most common type of derivative contract that we use in our asset/ liability management activities.

**Investment grade:** Represents Moody's long-term rating of Baa3 or better; and/or a Standard & Poor's, Fitch or DBRS long-term rating of BBB- or better; or if unrated, an equivalent rating using our internal risk ratings. Instruments that fall below these levels are considered to be non-investment grade.

**Investor Entities:** Entities that invest in community development entities ("CDE") that provide debt financing to businesses and non-profit entities in low-income and rural communities.

**Leverage ratio (Basel I guideline):** Tier 1 capital divided by quarterly average total assets, as defined by the regulators.

**Liquidity risk:** Liquidity risk is the risk that the Company will not be able to meet its future financial obligations as they come due, or invest in future asset growth because of an inability to obtain funds at a reasonable price within a reasonable time period

**Loan-to-value ("LTV") ratio:** The relationship expressed as a percentage, between the principal amount of a loan and the appraised value of the collateral (i.e., residential real estate, autos, etc) securing the loan.

**Managed basis:** A non-GAAP presentation of financial results that includes reclassifications to present revenue on a fully taxable-equivalent basis. Management uses this non-GAAP financial measure at the segment level, because it believes this provides information to enable investors to understand the underlying operational performance and trends of the particular business segment and facilitates a comparison of the business segment with the performance of competitors.

**Market risk:** Market risk is the risk that an institution's earnings or the economic value of equity could be adversely impacted by changes in interest rates, foreign exchange rates, or other market factors

**Master netting agreement:** An agreement between two counterparties that have multiple contracts with each other that provides for the net settlement of all contracts through a single payment in the event of default or termination of any one contract.

**Mortgage-Backed Security ("MBS"):** An asset backed security whose cash flows are backed by the principal and interest payments of a set of mortgage loans.

**Mortgage Servicing Rights ("MSR"):** The right to service a mortgage loan when the underlying loan is sold or securitized. Servicing includes collections for principal, interest and escrow payments from borrowers and accounting for and remitting principal and interest payments to investors.

**Net interest margin:** The result of dividing net interest revenue by average interest-earning assets.

**Nonperforming loans and leases:** Loans and leases that have been placed on non-accrual status.

**Operational risk:** The risk of loss resulting from inadequate or failed processes or systems, human factors or external events.

**Option-ARM Loans:** The option-ARM real estate loan product is an adjustable-rate mortgage loan that provides the borrower with the option each month to make a fully amortizing, interest-only or minimum payment.

**Other-than-temporary impairment ("OTTI"):** An impairment charge taken on a security whose fair value has fallen below the carrying value on the balance sheet and its value is not expected to recover through the holding period of the security.

**Patriot Act:** The USA PATRIOT ACT of 2001 (Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism).

**Portfolio Sale:** The sale of the Best Buy private label and co-branded credit card portfolio to Citibank, N.A., which was completed on September 6, 2013.

**Proxy Statement:** Capital One's Proxy Statement for the 2014 Annual Stockholder Meeting.

**Public Fund deposits:** Deposits that are derived from a variety of political subdivisions such as school districts and municipalities.

**Purchase volume:** Dollar amount of customer purchases, net of returns.

**Rating Agency:** An independent agency that assesses the credit quality and likelihood of default of an issue or issuer and assigns a rating to that issue or issuer.

**Repurchase Agreement:** An instrument used to raise short term funds whereby securities are sold with an agreement for the seller to buy back the securities at a later date.

**Restructuring charges:** Charges typically from the consolidation and/or relocation of operations.

**Return on assets:** Income divided by average assets.

**Return on common equity:** Income divided by average common shareholders' equity.

**Return on tangible common equity:** Income, excluding amortization of intangible assets, divided by average tangible common shareholders' equity.

**Risk-weighted assets:** Risk-weighted assets consist of on- and off-balance sheet assets that are assigned to one of several broad risk categories and weighted by factors representing their risk and potential for default. On-balance sheet assets are risk-weighted based on the perceived credit risk associated with the obligor or counterparty, the nature of any collateral, and the guarantor, if any. Off-balance sheet assets such as lending-related commitments, guarantees, derivatives and other applicable off-balance sheet positions are risk-weighted by multiplying the contractual amount by the appropriate credit conversion factor to determine the on-balance sheet credit equivalent amount, which is then risk-weighted based on the same factors used for on-balance sheet assets. Risk-weighted assets also incorporate a measure for market risk related to applicable trading assets, debt and equity instruments, and foreign exchange and commodity derivatives. The resulting risk-weighted values for each of the risk categories are then aggregated to determine total risk-weighted assets.

**Securitized Debt Obligations:** A type of asset-backed security and structured credit product constructed from a portfolio of fixed-income assets.

**SOP 03-3:** Statement of Position 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer.*

**Small-ticket commercial real estate:** Our small-ticket commercial real estate portfolio is predominantly low, or no documentation loans, with balances generally less than $2 million. This portfolio was originated on a national basis through a broker network, and is in a run-off mode.

**Subprime:** For purposes of lending in our Credit Card business we generally consider FICO scores of 660 or below, or other equivalent risk scores, to be subprime. For purposes of auto lending in our Consumer Banking business we generally consider FICO scores of 620 or below to be subprime.

**Tangible common equity ("TCE"):** Common equity less goodwill and intangible assets adjusted for deferred tax liabilities associated with non-tax deductible intangible assets and tax deductible goodwill.

**Tier 1 Common Capital:** Tier 1 capital less preferred stock, qualifying trust preferred securities, hybrid securities and qualifying noncontrolling interest in subsidiaries.

**Troubled debt restructuring ("TDR"):** A TDR is deemed to occur when the Company modifies the original terms of a loan agreement by granting a concession to a borrower that is experiencing financial difficulty.

**U.S. federal banking agencies:** The Federal Reserve, the OCC and the FDIC.

**U.S. GAAP:** Accounting principles generally accepted in the United States of America. Accounting rules and conventions defining acceptable practices in preparing financial statements in the U.S.

**U.S. Treasury:** U.S. Department of the Treasury.

**Unfunded commitments:** Legally binding agreements to provide a defined level of financing until a specified future date.

**Variable Interest Entity ("VIE"):** An entity that: (1) lacks enough equity investment at risk to permit the entity to finance its activities without additional financial support from other parties; (2) has equity owners that lack the right to make significant decisions affecting the entity's operations; and/or (3) has equity owners that do not have an obligation to absorb or the right to receive the entity's losses or return.

## *Acronyms*

**ABS:** Asset-backed securities

**AOCI:** Accumulated other comprehensive income

**ARM:** Adjustable rate mortgage

**Bps:** Basis points

**CCAR:** Comprehensive Capital Analysis and Review

**CDE:** Community development entities

**CFPB**: Consumer Financial Protection Bureau

**CFTC:** Commodity Futures Trading Commission

**CMBS:** Commercial mortgage-backed securities

**COEP:** Capital One (Europe) plc

**COF:** Capital One Financial Corp

**COSO:** Committee of Sponsoring Organizations of the Treadway Commission

**CRA:** Community Reinvestment Act

**DUS:** Delegated underwriter and servicing lender

**Fannie Mae:** Federal National Mortgage Association

**FASB:** Financial Accounting Standards Board

**FCA:** U.K. Financial Conduct Authority

**FDIC:** Federal Deposit Issuance Corporation

**FDICIA:** The Federal Deposit Insurance Corporation Improvement Act of 1991

**FFIEC:** Federal Financial Institutions Examination Council

**FHA:** Federal Housing Administration

**FHLB:** Federal Home Loan Bank

**Freddie Mac:** Federal Home Loan Mortgage Corporation

**FTE:** Fully taxable-equivalent

**FVC:** Fair Value Committee

**Ginnie Mae:** Government National Mortgage Association

**HBC:** Hudson Bay Company

**HELOCs:** Home Equity Line of Credits

**HFI:** Held for Investment

**HSBC:** HSBC Finance Corporation, HSBC USA Inc. and HSBC Technology and Services (USA) Inc.

**LIBOR:** London Interbank Offered Rate

**NOW:** Negotiable order of withdrawal

**OCC:** Office of the Comptroller of the Currency

**OIS:** Overnight Index Swap Rate

**OTC:** Over-the-counter

**PCA:** Prompt corrective action

**PCCR:** Purchased credit card relationship

**S&P:** Standard & Poor's

**SCRA:** Servicemembers Civil Relief Act

**SEC:** U.S. Securities and Exchange Commission

**TAV:** Trade Analytics and Valuation team

**TILA:** Truth in Lending Act

**UCL:** Unfair Competition Law

**VAC:** Valuations Advisory Committee

**Item 7A. Quantitative and Qualitative Disclosures about Market Risk**

For a discussion of the quantitative and qualitative disclosures about market risk, see "MD&A-Risk Management—Market Risk Management" and "MD&A—Market Risk Profile."

## Item 8. Financial Statements and Supplementary Data

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Capital One Financial Corporation (the "Company" or "Capital One") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Capital One's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management completed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2013, based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), commonly referred to as the "COSO" criteria.

Based on the assessment performed, management concluded that, as of December 31, 2013, the Company's internal control over financial reporting was effective based on the criteria established by COSO in "Internal Control—Integrated Framework." Additionally, based upon management's assessment, the Company determined that there were no material weaknesses in its internal control over financial reporting as of December 31, 2013.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2013, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their accompanying report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2013.

/s/ RICHARD D. FAIRBANK

Richard D. Fairbank
Chairman, Chief Executive Officer and President

/s/ STEPHEN S. CRAWFORD

Stephen S. Crawford
Chief Financial Officer

February 27, 2014

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Capital One Financial Corporation:

We have audited Capital One Financial Corporation's (the "Company") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the "COSO criteria"). Capital One Financial Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Capital One Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Capital One Financial Corporation as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2013 of Capital One Financial Corporation and our report dated February 27, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
February 27, 2014

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Capital One Financial Corporation:

We have audited the accompanying consolidated balance sheets of Capital One Financial Corporation (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital One Financial Corporation at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Capital One Financial Corporation's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 27, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
February 27, 2014

## CAPITAL ONE FINANCIAL CORPORATION
## CONSOLIDATED STATEMENTS OF INCOME

| (Dollars in millions, except per share-related data) | Year Ended December 31, 2013 | 2012 | 2011 |
|---|---|---|---|
| **Interest income:** | | | |
| Loans, including loans held for sale | **$18,222** | $17,544 | $13,779 |
| Investment securities | **1,575** | 1,329 | 1,137 |
| Other | **101** | 91 | 71 |
| Total interest income | **19,898** | 18,964 | 14,987 |
| **Interest expense:** | | | |
| Deposits | **1,241** | 1,403 | 1,187 |
| Securitized debt obligations | **183** | 271 | 422 |
| Senior and subordinated notes | **315** | 345 | 300 |
| Other borrowings | **53** | 356 | 337 |
| Total interest expense | **1,792** | 2,375 | 2,246 |
| Net interest income | **18,106** | 16,589 | 12,741 |
| Provision for credit losses | **3,453** | 4,415 | 2,360 |
| Net interest income after provision for credit losses | **14,653** | 12,174 | 10,381 |
| **Non-interest income:** | | | |
| Service charges and other customer-related fees | **2,118** | 2,106 | 1,979 |
| Interchange fees, net | **1,896** | 1,647 | 1,318 |
| Total other-than-temporary impairment | **(37)** | (38) | (131) |
| Less: Portion of other-than-temporary impairment recorded in AOCI | **(4)** | (14) | 110 |
| Net other-than-temporary impairment recognized in earnings | **(41)** | (52) | (21) |
| Bargain purchase gain | **0** | 594 | 0 |
| Other | **305** | 512 | 262 |
| Total non-interest income | **4,278** | 4,807 | 3,538 |
| **Non-interest expense:** | | | |
| Salaries and associate benefits | **4,432** | 3,876 | 3,023 |
| Occupancy and equipment | **1,504** | 1,327 | 1,025 |
| Marketing | **1,373** | 1,364 | 1,337 |
| Professional services | **1,303** | 1,270 | 1,198 |
| Communications and data processing | **885** | 778 | 681 |
| Amortization of intangibles | **671** | 609 | 222 |
| Acquisition-related | **193** | 336 | 45 |
| Other | **2,153** | 2,386 | 1,801 |
| Total non-interest expense | **12,514** | 11,946 | 9,332 |
| Income from continuing operations before income taxes | **6,417** | 5,035 | 4,587 |
| Income tax provision | **2,025** | 1,301 | 1,334 |
| Income from continuing operations, net of tax | **4,392** | 3,734 | 3,253 |
| Loss from discontinued operations, net of tax | **(233)** | (217) | (106) |
| Net income | **4,159** | 3,517 | 3,147 |
| Dividends and undistributed earnings allocated to participating securities | **(17)** | (15) | (26) |
| Preferred stock dividends | **(53)** | (15) | 0 |
| Net income available to common stockholders | **$ 4,089** | $ 3,487 | $ 3,121 |
| **Basic earnings per common share:** | | | |
| Net income from continuing operations | **$ 7.45** | $ 6.60 | $ 7.08 |
| Loss from discontinued operations | **(0.40)** | (0.39) | (0.23) |
| Net income per basic common share | **$ 7.05** | $ 6.21 | $ 6.85 |
| **Diluted earnings per common share:** | | | |
| Net income from continuing operations | **$ 7.35** | $ 6.54 | $ 7.03 |
| Loss from discontinued operations | **(0.39)** | (0.38) | (0.23) |
| Net income per diluted common share | **$ 6.96** | $ 6.16 | $ 6.80 |
| Dividends paid per common share | **$ 0.95** | $ 0.20 | $ 0.20 |

See Notes to Consolidated Financial Statements.

## CAPITAL ONE FINANCIAL CORPORATION
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| (Dollars in millions) | Year Ended December 31, 2013 | 2012 | 2011 |
|---|---|---|---|
| Net income | **$ 4,159** | $3,517 | $3,147 |
| Other comprehensive income (loss) before taxes: | | | |
| Net unrealized gains (losses) on securities available for sale | **(961)** | 673 | (119) |
| Net unrealized (losses) on securities held to maturity | **(1,435)** | 0 | 0 |
| Net unrealized gains (losses) on cash flow hedges | **(250)** | 120 | 44 |
| Foreign currency translation adjustments | **8** | 81 | (13) |
| Other | **49** | (1) | (21) |
| Other comprehensive income (loss) before taxes | **(2,589)** | 873 | (109) |
| Income tax provision (benefit) related to other comprehensive income | **(978)** | 303 | (30) |
| Other comprehensive income (loss), net of tax | **(1,611)** | 570 | (79) |
| Comprehensive income | **$ 2,548** | $4,087 | $3,068 |

See Notes to Consolidated Financial Statements.

## CAPITAL ONE FINANCIAL CORPORATION
## CONSOLIDATED BALANCE SHEETS

| (Dollars in millions, except per share data) | December 31, 2013 | December 31, 2012 |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents: | | |
| Cash and due from banks | **$ 2,821** | $ 3,440 |
| Interest-bearing deposits with banks | **3,131** | 7,617 |
| Federal funds sold and securities purchased under agreements to resell | **339** | 1 |
| Total cash and cash equivalents | **6,291** | 11,058 |
| Restricted cash for securitization investors | **874** | 428 |
| Securities available for sale, at fair value | **41,800** | 63,979 |
| Securities held to maturity, at carrying value | **19,132** | 9 |
| Loans held for investment: | | |
| Unsecuritized loans held for investment | **157,651** | 162,059 |
| Restricted loans for securitization investors | **39,548** | 43,830 |
| Total loans held for investment | **197,199** | 205,889 |
| Less: Allowance for loan and lease losses | **(4,315)** | (5,156) |
| Net loans held for investment | **192,884** | 200,733 |
| Loans held for sale, at lower of cost or fair value | **218** | 201 |
| Premises and equipment, net | **3,839** | 3,587 |
| Interest receivable | **1,418** | 1,694 |
| Goodwill | **13,978** | 13,904 |
| Other | **16,614** | 17,325 |
| **Total assets** | **$297,048** | $312,918 |
| **Liabilities:** | | |
| Interest payable | **$ 307** | $ 450 |
| Customer deposits: | | |
| Non-interest bearing deposits | **22,643** | 22,467 |
| Interest bearing deposits | **181,880** | 190,018 |
| Total customer deposits | **204,523** | 212,485 |
| Securitized debt obligations | **10,289** | 11,398 |
| Other debt: | | |
| Federal funds purchased and securities loaned or sold under agreements to repurchase | **915** | 1,248 |
| Senior and subordinated notes | **13,134** | 12,686 |
| Other borrowings | **16,316** | 24,578 |
| Total other debt | **30,365** | 38,512 |
| Other liabilities | **9,820** | 9,574 |
| **Total liabilities** | **255,304** | 272,419 |
| Commitments, contingencies and guarantees (see Note 14) | | |
| **Stockholders' equity:** | | |
| Preferred stock, par value $.01 per share; 50,000,000 shares authorized; 875,000 shares issued and outstanding as of December 31, 2013 and 2012, respectively | **0** | 0 |
| Common stock, par value $.01 per share; 1,000,000,000 shares authorized; 637,151,800 and 631,806,585 shares issued as of December 31, 2013 and 2012, respectively, and 572,675,375 and 582,207,133 shares outstanding as of December 31, 2013 and 2012, respectively | **6** | 6 |
| Additional paid-in capital, net | **26,526** | 26,188 |
| Retained earnings | **20,404** | 16,853 |
| Accumulated other comprehensive income (loss) | **(872)** | 739 |
| Less: Treasury stock, at cost; par value $.01 per share; 64,476,425 and 49,599,452 shares as of December 31, 2013 and 2012, respectively | **(4,320)** | (3,287) |
| **Total stockholders' equity** | **41,744** | 40,499 |
| **Total liabilities and stockholders' equity** | **$297,048** | $312,918 |

See Notes to Consolidated Financial Statements.

# CAPITAL ONE FINANCIAL CORPORATION
## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| (Dollars in millions, except per share data) | Preferred Stock Shares | Preferred Stock Amount | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| **Balance as of December 31, 2010** | 0 | $0 | 504,801,064 | $5 | $19,084 | $10,406 | $ 248 | $(3,202) | $26,541 |
| Comprehensive income (loss) | | | | | | 3,147 | (79) | | 3,068 |
| Cash dividends—common stock $0.20 per share | | | | | | (91) | | | (91) |
| Purchases of treasury stock | | | | | | | | (42) | (42) |
| Issuances of common stock and restricted stock, net of forfeitures | | | 2,606,736 | | 40 | | | | 40 |
| Exercise of stock options and tax benefits of exercises and restricted stock vesting | | | 1,186,508 | | 57 | | | | 57 |
| Compensation expense for restricted stock awards and stock options | | | | | 93 | | | | 93 |
| **Balance as of December 31, 2011** | 0 | $0 | 508,594,308 | $5 | $19,274 | $13,462 | $ 169 | $(3,244) | $29,666 |
| Comprehensive income (loss) | | | | | | 3,517 | 570 | | 4,087 |
| Cash dividends—common stock $0.20 per share | | | | | | (111) | | | (111) |
| Cash dividends—preferred stock 6% per annum | | | | | | (15) | | | (15) |
| Purchases of treasury stock | | | | | | | | (43) | (43) |
| Issuances of common stock and restricted stock, net of forfeitures | | | 67,368,854 | | 3,233 | | | | 3,233 |
| Issuance of common stock related to acquisition | | | 54,028,086 | 1 | 2,637 | | | | 2,638 |
| Exercise of stock options and tax benefits of exercises and restricted stock vesting | | | 1,815,337 | | 80 | | | | 80 |
| Issuance of preferred stock | 875,000 | | | | 853 | | | | 853 |
| Compensation expense for restricted stock awards and stock options | | | | | 111 | | | | 111 |
| **Balance as of December 31, 2012** | 875,000 | $0 | 631,806,585 | $6 | $26,188 | $16,853 | $ 739 | $(3,287) | $40,499 |
| Comprehensive income (loss) | | | | | | 4,159 | (1,611) | | 2,548 |
| Cash dividends—common stock $0.95 per share | | | | | | (555) | | | (555) |
| Cash dividends—preferred stock 6% per annum | | | | | | (53) | | | (53) |
| Purchases of treasury stock | | | | | | | | (1,033) | (1,033) |
| Issuances of common stock and restricted stock, net of forfeitures | | | 3,049,705 | | 81 | | | | 81 |
| Exercise of stock options and tax benefits of exercises and restricted stock vesting | | | 2,295,510 | | 114 | | | | 114 |
| Compensation expense for restricted stock awards and stock options | | | | | 143 | | | | 143 |
| **Balance as of December 31, 2013** | 875,000 | $0 | 637,151,800 | $6 | $26,526 | $20,404 | $ (872) | $(4,320) | $41,744 |

See Notes to Consolidated Financial Statements.

# CAPITAL ONE FINANCIAL CORPORATION
# CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| (Dollars in millions) | 2013 | 2012 | 2011 |
| **Operating activities:** | | | |
| Income from continuing operations, net of tax | **$ 4,392** | $ 3,734 | $ 3,253 |
| Loss from discontinued operations, net of tax | **(233)** | (217) | (106) |
| Net income | **4,159** | 3,517 | 3,147 |
| Adjustments to reconcile net income to cash provided by operating activities: | | | |
| Provision for credit losses | **3,453** | 4,415 | 2,360 |
| Depreciation and amortization, net | **2,065** | 1,862 | 579 |
| Net gains on sales of securities available for sale | **(7)** | (45) | (259) |
| Impairment losses on securities available for sale | **41** | 52 | 21 |
| Bargain purchase gain | **0** | (594) | 0 |
| Loans held for sale: | | | |
| Originations and purchases | **(2,276)** | (1,699) | (1,031) |
| Gain (losses) on sales | **(32)** | (58) | (28) |
| Proceeds from sales and paydowns | **2,469** | 2,692 | 1,086 |
| Stock plan compensation expense | **240** | 199 | 189 |
| Changes in operating assets and liabilities, net of effects of acquisitions: | | | |
| (Increase) decrease in interest receivable | **276** | (495) | 41 |
| (Increase) decrease in other assets | **(245)** | (1,033) | (126) |
| Increase (decrease) in interest payable | **(143)** | (47) | (22) |
| Increase in other liabilities | **239** | 798 | 1,403 |
| Net cash (used in) provided by discontinued operations | **(255)** | (40) | 95 |
| Net cash provided by operating activities | **9,984** | 9,524 | 7,455 |
| **Investing activities:** | | | |
| Purchases of securities | **(16,062)** | (29,257) | (16,060) |
| Proceeds from paydowns and maturities of securities | **13,930** | 17,779 | 9,710 |
| Proceeds from sales of securities | **2,539** | 16,894 | 9,169 |
| Net increase in loans held for investment | **2,291** | (7,605) | (13,777) |
| Principal recoveries of loans previously charged off | **1,589** | 1,538 | 1,543 |
| Additions of premises and equipment | **(818)** | (560) | (315) |
| Net cash paid for acquisitions | **(204)** | (17,603) | (1,444) |
| Net cash provided by other investing activities | **456** | 0 | 0 |
| Net cash used in investing activities | **3,721** | (18,814) | (11,174) |
| **Financing activities:** | | | |
| (Decrease) increase in restricted cash for securitization investors | **(446)** | 363 | 811 |
| Net increase (decrease) in deposits | **(7,972)** | (156) | 6,010 |
| Issuance of securitized debt obligations | **2,200** | 0 | 0 |
| Maturities and paydowns of securitized debt obligations | **(3,309)** | (5,129) | (10,388) |
| Issuance of senior and subordinated notes and junior subordinated debt | **2,063** | 2,248 | 2,992 |
| Redemption of junior subordinated debentures | **(3,641)** | 0 | 0 |
| Maturities and redemptions of senior and subordinate notes | **(777)** | (632) | (855) |
| Net increase (decrease) in other borrowings | **(5,144)** | 13,819 | 5,774 |
| Net proceeds from issuances of common stock | **81** | 3,233 | 40 |
| Net proceeds from issuances of preferred stock | **0** | 853 | 0 |
| Proceeds from share-based payment activities | **114** | 80 | 57 |
| Dividends paid on common stock | **(555)** | (111) | (91) |
| Dividends paid on preferred stock | **(53)** | (15) | 0 |
| Purchases of treasury stock | **(1,033)** | (43) | (42) |
| Net cash provided by (used in) financing activities | **(18,472)** | 14,510 | 4,308 |
| Increase (decrease) in cash and cash equivalents | **(4,767)** | 5,220 | 589 |
| Cash and cash equivalents at beginning of the period | **11,058** | 5,838 | 5,249 |
| Cash and cash equivalents at end of the period | **$ 6,291** | $ 11,058 | $ 5,838 |
| **Supplemental cash flow information:** | | | |
| Non-cash items: | | | |
| Fair value of common stock issued in business acquisition | **$ 0** | $ 2,638 | $ 0 |
| Net transfers of loans held for investment to loans held for sale | **6,846** | 94 | 0 |
| Transfer from securities available for sale to securities held to maturity | **18,275** | 0 | 0 |
| Redemption of senior and subordinated notes | **(1,969)** | 0 | 0 |
| Issuance of senior and subordinated notes | **1,968** | 0 | 0 |
| Interest paid | **(1,936)** | (2,391) | (2,267) |
| Income tax paid | **(1,721)** | (1,621) | (923) |

See Notes to Consolidated Financial Statements.

## NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### The Company

Capital One Financial Corporation, a Delaware Corporation established in 1995 and headquartered in McLean, Virginia, is a diversified financial services holding company with banking and non-banking subsidiaries. Capital One Financial Corporation and its subsidiaries (the "Company") offers a broad array of financial products and services to consumers, small businesses and commercial clients through branches, the internet and other distribution channels. As of December 31, 2013, our principal subsidiaries included:

- Capital One Bank (USA), National Association ("COBNA"), which offers credit and debit card products, other lending products and deposit products; and
- Capital One, National Association ("CONA"), which offers a broad spectrum of banking products and financial services to consumers, small businesses and commercial clients.

The Company and its subsidiaries are hereafter collectively referred to as "we", "us" or "our." COBNA and CONA are collectively referred to as the "Banks."

We also offer products outside of the United States principally through Capital One (Europe) plc ("COEP"), an indirect subsidiary of COBNA organized and located in the U.K, and through a branch of COBNA in Canada. COEP has authority, among other things, to provide credit card and installment loans. Our branch of COBNA in Canada has the authority to provide credit card loans.

Our principal operations are currently organized for management reporting purposes into three primary business segments, which are defined primarily based on the products and services provided or the type of customer served: Credit Card, Consumer Banking and Commercial Banking. We provide details on our business segments, the integration of recent acquisitions into our business segments and the allocation methodologies and accounting policies used to derive our business segment results in "Note 19—Business Segments."

#### *Recent Acquisitions and Sales*

On November 1, 2013, we acquired Beech Street Capital, a privately-held, national originator and servicer of Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac") and Federal Housing Authority ("FHA") multifamily commercial real estate loans. The acquisition expands and enhances our existing multifamily capabilities and product offerings. At closing, we acquired a mortgage servicing portfolio of approximately $10 billion.

On September 6, 2013, we completed the sale of the Best Buy private label and co-branded credit card portfolio to Citibank, N.A ("Portfolio Sale"). Pursuant to the agreement with Citibank, N.A. ("Citibank"), we received $6.4 billion for the net portfolio assets.

On February 17, 2012, we completed the acquisition (the "ING Direct acquisition") of substantially all of the ING Direct business in the United States ("ING Direct") from ING Groep N.V., ING Bank N.V., ING Direct N.V. and ING Direct Bancorp (collectively the "ING Direct Sellers"). The ING Direct acquisition resulted in the addition of loans of $40.4 billion, other assets of $53.9 billion and deposits of $84.4 billion as of the acquisition date.

On May 1, 2012, pursuant to the agreement with HSBC Finance Corporation, HSBC USA Inc. and HSBC Technology and Services (USA) Inc. (collectively, "HSBC"), we closed the acquisition of substantially all of the assets and assumed liabilities of HSBC's credit card and private-label Credit Card business in the United States (other than the HSBC Bank USA, National Association consumer credit card program and certain other retained assets and liabilities) (the "2012 U.S. card acquisition). The 2012 U.S. card acquisition included (i) the acquisition of HSBC's U.S. Credit Card portfolio, (ii) its on-going private label and co-branded partnerships, and (iii) other assets, including infrastructure and capabilities. At closing, we acquired approximately 27 million new active accounts, approximately $27.8 billion in outstanding credit card receivables designated as held for investment ("HFI") and approximately $327 million in other net assets.

**Basis of Presentation and Use of Estimates**

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. The preparation of financial statements in conformity with generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related disclosures. These estimates are based on information available as of the date of the consolidated financial statements. While management makes its best judgment, actual amounts or results could differ from these estimates. Certain prior period amounts have been reclassified to conform to the current period presentation.

**Principles of Consolidation**

The consolidated financial statements include the accounts of Capital One Financial Corporation and all other entities in which we have a controlling financial interest. We determine whether we have a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a Variable Interest Entity ("VIE"). All significant intercompany account balances and transactions have been eliminated.

***Voting Interest Entities***

Voting interest entities are entities that have sufficient equity and provide the equity investors voting rights that give them the power to make significant decisions relating to the entity's operations. Since a controlling financial interest in an entity is typically obtained through ownership of a majority voting interest, we consolidate our majority-owned subsidiaries and other voting interest entities in which we hold, directly or indirectly, more than 50% of the voting rights or where we exercise control through other contractual rights.

Investments in entities where we do not have a controlling financial interest but we have significant influence over the entity's financial and operating decisions (generally defined as owning a voting interest of 20% to 50%) are accounted for under the equity method. If we own less than 20% of a voting interest entity, we generally carry the investment at cost, except marketable equity securities, which we carry at fair value with changes in fair value included in accumulated other comprehensive income. We typically report investments accounted for under the equity or cost method in other assets on our consolidated balance sheets, and include our share of income or loss on equity method investments and dividends on cost method investments in other non-interest income in our consolidated statements of income.

***Variable Interest Entities***

VIEs are entities that, by design, either (1) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and is required to consolidate the VIE.

In determining whether we are the primary beneficiary of a VIE, we consider both qualitative and quantitative factors regarding the nature, size and form of our involvement with the VIE, such as our role in establishing the VIE and our ongoing rights and responsibilities; our economic interests, including debt and equity investments, servicing fees, and other arrangements deemed to be variable interests in the VIE; the design of the VIE, including the capitalization structure, subordination of interests, payment priority, relative share of interests held across various classes within the VIE's capital structure and the reasons why the interests are held by us.

We perform on-going reassessments of whether entities previously evaluated under the majority voting-interest framework have become VIEs and should be subject to the VIE consolidation framework or whether changes in the nature of our involvement with a VIE results in a change in our consolidation conclusion. In the normal course of business, we have entered into various types of transactions with entities that are considered to be VIEs including securitization transactions in which we transferred assets from our balance sheet to securitization trusts. See "Note 6—Variable Interest Entities and Securitizations" for further details.

**Cash and Cash Equivalents**

Cash and cash equivalents include cash and due from banks, federal funds sold and securities purchased under agreements to resell and interest-bearing deposits with banks, all of which, if applicable, have stated maturities of three months or less when acquired.

**Securities Resale and Repurchase Agreements**

Securities purchased under resale agreements and securities loaned or sold under agreements to repurchase, principally U.S. government and agency obligations, are not accounted for as sales but as collateralized financing transactions and recorded at the amounts at which the securities were acquired or sold, plus accrued interest. We continually monitor the market value of these securities and deliver additional collateral to or obtain additional collateral from counterparties, as appropriate.

**Investment Securities**

Our investment securities consist primarily of fixed-income debt securities and equity securities. The accounting and measurement framework for our investment securities differs depending on the security classification. We classify securities as available for sale or held to maturity based on our investment strategy and management's assessment of our intent and ability to hold the securities until maturity. Securities that we intend to hold for an indefinite period of time and may sell prior to maturity in response to changes in our investment strategy, liquidity needs, interest rate risk profile or for other reasons are classified as available for sale. Securities that we have the intent and ability to hold until maturity are classified as held to maturity.

We report securities available for sale in our consolidated balance sheets at fair value with unrealized gains and losses recorded, net of tax, as a component of Accumulated Other Comprehensive Income ("AOCI"). We report securities held to maturity on our consolidated balance sheets at carrying value. Carrying value generally consists of amortized cost. For securities transferred from available for sale to held to maturity, carrying value also includes unrealized gains and losses recognized in AOCI at the date of transfer. Investment securities transferred into the held to maturity category from the available for sale category are recorded at fair value at the date of transfer. Such unrealized gains or losses are accreted over the remaining life of the security with no impact on future net income.

Deferred items, including unamortized premiums, discounts and other basis adjustments, are recognized in interest income over the contractual lives of the securities using the effective interest method. We record purchases and sales of investment securities on a trade date basis. Realized gains and losses from the sale of debt securities are computed using the first in first out method of identification, and included in non-interest income in our consolidated statements of income.

We regularly evaluate our securities whose value has declined below amortized cost to assess whether the decline in fair value is other than temporary. Amortized cost reflects historical cost adjusted for amortization of premiums, accretion of discounts and other-than-temporary impairment ("OTTI") write-down. We discuss our assessment of and accounting for OTTI in "Note 3—Investment Securities". We discuss the techniques we use in determining the fair value of our investment securities in "Note 18—Fair Value of Financial Instruments."

Our investment portfolio also includes certain acquired debt securities that were deemed to be credit impaired at the acquisition date, and therefore are accounted for in accordance with accounting guidance for purchased credit-impaired loans and debt securities. These securities are recorded at fair value at the acquisition date using the estimated cash flows we expect to collect discounted by the prevailing market interest rate. The difference between the contractually required payments due and the cash flows we expect to collect at acquisition, considering the impact of prepayments, is referred to as the nonaccretable difference and recognized in interest income using an effective yield method over the remaining life of the security. Decreases in expected cash flows attributable to credit result in the recognition of other-than-temporary impairment. Increases in expected cash flows are recognized prospectively over the remaining life of the security as an adjustment to the accretable yield. See "Loans Acquired" in this Note for further discussion of accounting guidance for purchased credit-impaired loans and debt securities.

## Loans

Our total loan portfolio consists of credit card, consumer banking and commercial banking loans that we own and loans that underlie our securitization trusts. Credit card loans consist of domestic and international credit card loans as well as installment loans. Consumer banking loans consist of auto, home, and retail banking loans. Commercial banking loans consist of commercial and multifamily real estate, commercial and industrial, and small-ticket commercial real estate loans.

### *Loan Classification*

Upon origination or purchase, we classify loans as held for investment or held for sale based on our investment strategy and management's intent and ability with regard to the loans which may change over time. The accounting and measurement framework for loans differs depending on the loan classification, whether the loans are originated or purchased and whether purchased loans are considered credit-impaired at the date of acquisition. We used the term "Acquired Loans" to refer to a limited portion of the credit card loans acquired in the 2012 U.S. card acquisition and the substantial majority of consumer and commercial loans acquired in the ING Direct and Chevy Chase Bank acquisitions, which were recorded at fair value at acquisition and subsequently accounted for based on expected cash flows to be collected (under the accounting standard formerly known as "Statement of Position 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer*," commonly referred to as "SOP 03-3").

The classification criteria and accounting and measurement framework for loans held for investment, including loans purchased, and loans held for sale are described below.

*Loans Held for Investment*

Loans that we have the ability and intent to hold for the foreseeable future and loans associated with on-balance sheet securitization transactions accounted for as secured borrowings are classified as held for investment. Loans classified as held for investment, except Acquired Loans accounted for based upon expected cash flows, are reported at their amortized cost, which is the outstanding principal balance, net of any unearned income, unamortized deferred fees and costs, unamortized premiums and discounts and charge-offs. Credit card loans also include billed finance charges and fees, net of the estimated uncollectible amount.

Interest income is recognized on loans held for investment on an accrual basis. We generally defer certain loan origination fees and direct loan origination costs on originated loans, premiums and discounts on purchased loans and loan commitment fees. We recognize these amounts in interest income as yield adjustments over the life of the loan and/or commitment period using the effective interest method. Where appropriate, prepayment estimates are factored into the calculation of the constant effective yield necessary to apply the interest method. Prepayment estimates are based on historical prepayment data and existing and forecasted interest rates and economic data. For credit card loans, loan origination fees and direct loan origination costs are amortized on a straight-line basis over a 12-month period. We establish an allowance for loan losses for probable losses inherent in our held for investment loan portfolio as of each balance sheet date.

Cash flows related to unrestricted loans held for investment are included in cash flows from investing activities in our consolidated statements of cash flows. Because our securitization transactions are accounted for as secured borrowings, the cash flows from these transactions are presented as cash flows from financing activities in our consolidated statements of cash flows.

*Loans Held for Sale*

Loans purchased or originated with the intent to sell or for which we do not have the ability and intent to hold for the foreseeable future are classified as held for sale, reported at the lower of amortized cost or fair value and have interest recognized on the accrual basis. Loan origination fees and the direct loan origination costs are deferred until the loan is sold and recognized as part of the total gain or loss on sale. The fair value of loans held for sale is determined on an aggregate homogeneous portfolio basis.

If a loan is transferred from held for investment to held for sale, declines in fair value related to credit are recorded as a charge-off and amortization of deferred loan origination fees and costs ceases. Subsequent to transfer, we report write-downs or recoveries in fair value up to the amortized cost and realized gains or losses on loans held for sale in our consolidated statements of income as a component of other non-interest income. We calculate the gain or loss on loan sales as the difference between the proceeds received and the carrying value of the loans sold, net of the fair value of any retained servicing rights.

*Loans Acquired*

Loans Acquired and Accounted for Based on Expected Cash Flows

All purchased loans, including loans transferred in a business combination, acquired on or after January 1, 2009, are recorded at fair value, which incorporates expected future losses, as of the date of each acquisition. While we may purchase loans with or without evidence of credit deterioration since origination, we elect to account for purchased loans using the guidance for accounting for purchased credit-impaired loans and debt securities, which is based upon expected cash flows, unless specifically scoped out of the guidance.

In accounting for purchased loans based on expected cash flows, we first determine the contractually required payments due, which represent the total undiscounted amount of all uncollected principal and interest payments, adjusted for the effect of estimated prepayments. We then estimate the undiscounted cash flows we expect to collect by incorporating several key assumptions including default rates, loss severities and the amount and timing of prepayments. We estimate the fair value by discounting the estimated cash flows we expect to collect using an observable market rate of interest, when available, adjusted for factors that a market participant would consider in determining fair value. We are permitted to aggregate loans acquired in the same fiscal quarter into one or more pools if the loans have common risk characteristics. A pool is then accounted for as a single asset, with a single composite interest rate and an aggregate fair value and expected cash flows.

The difference between total contractual payments on the loans and all expected cash flows represents the nonaccretable difference or the amount of principal and interest not considered collectible, which incorporates future expected credit losses over the life of the loans. Decreases in expected cash flows resulting from further credit deterioration will generally result in a loan loss recognized in our provision for credit losses and an increase in the allowance for loan and lease losses. Charge-offs are not recorded until the expected credit losses within the nonaccretable difference is depleted. In addition, Acquired Loans are not classified as delinquent or nonperforming as we expect to collect our net investment in these loans and the nonaccretable difference will absorb the majority of the losses associated with these loans. The excess of cash flows expected to be collected over the estimated fair value of purchased loans is referred to as the accretable yield. This amount is not recorded on our consolidated balance sheets, but is accreted into interest income over the life of the loan, or pool of loans, using the effective interest method.

Subsequent to acquisition, we are required to periodically evaluate our estimate of cash flows expected to be collected. These evaluations, which we perform quarterly, require the use of key assumptions and estimates similar to those used in estimating the initial fair value at acquisition. Subsequent changes in the estimated cash flows expected to be collected may result in changes in the accretable yield and nonaccretable difference or reclassifications from the nonaccretable difference to the accretable yield. Decreases in expected cash flows resulting from credit deterioration will generally result in an impairment charge recognized in our provision for credit losses and an increase in the allowance for loan and lease losses. Increases in the cash flows expected to be collected would first reduce any previously recorded allowance for loan and lease losses established subsequent to acquisition. The excess over the recorded allowance for loan and lease losses would result in a reclassification to the accretable yield from the nonaccretable difference and an increase in interest income recognized over the remaining life of the loan or pool of loans. Disposals of loans, which may include sales to third parties, receipt of payments in full or in part by the borrower, and foreclosure of the collateral, result in removal of the loan from the acquired loan portfolio. See "Note 4—Loans" for additional information.

Loans Acquired and Accounted for Based on Contractual Cash Flows

The substantial majority of the loans purchased in the 2012 U. S. card acquisition had existing revolving privileges at acquisition, therefore were excluded from the accounting guidance applied to the Acquired Loans described above, and accounted for based on contractual cash flows. To determine the fair value of these loans at acquisition, we discounted the contractual cash flows due using an observable market rate of interest, when available, adjusted for factors that a market participant would consider in determining fair value. In determining fair value, contractual cash flows are adjusted to include prepayment estimates based upon trends in default rates and loss severities. The difference between the fair value and the contractual cash flows is recorded as a loan discount or premium at acquisition. The premium or discount is amortized into interest income using the effective interest method over the remaining life of the loans. We are permitted to aggregate loans acquired in the same fiscal quarter into one or more pools if the loans have common risk characteristics. A pool is then accounted for as a single asset with a single composite interest rate and an aggregate fair value and expected cash flows.

Subsequent to acquisition, it may be necessary to record an allowance for loan and lease losses through the provision for credit losses to properly recognize an estimate of incurred losses on the existing principal balances as of each reporting date. The allowance for loan and lease losses is calculated using the same methodology utilized for determining the allowance for our existing credit card portfolio prior to the 2012 U.S. card acquisition, as described below under "Allowance for Loan and Lease Losses".

***Loan Modifications and Restructurings***

As part of our loss mitigation efforts, we may provide short-term (three to twelve months) or long-term (greater than twelve months) modifications to a borrower experiencing financial difficulty to improve long-term collectability of the loan and to avoid the need for foreclosure or repossession of collateral. Our loan modifications typically result in reduced principal and interest payments for borrowers through an extension of the loan term, a reduction in the interest rate, or a combination of both. For credit card loan agreements, such modifications may include canceling the customer's available line of credit on the credit card, reducing the interest rate on the card, and placing the customer on a fixed payment plan not exceeding 60 months. In some cases, we may curtail the amount of principal owed by the borrower.

A loan modification in which a concession is granted to a borrower experiencing financial difficulty is accounted for and reported as a troubled debt restructuring ("TDR"). We describe our accounting for and measurement of impairment on restructured loans below under "Impaired Loans." See "Note 4—Loans" for additional information on our loan modifications and restructurings.

***Delinquent and Nonperforming Loans***

The entire balance of a loan is considered contractually delinquent if the minimum required payment is not received by the first statement cycle date equal to or following the due date specified on the customer's billing statement. Delinquency is reported on loans that are 30 or more days past due. Interest and fees continue to accrue on past due loans until the date the loan is placed on nonaccrual status, if applicable. We generally place loans on nonaccrual status when we believe the collectability of interest and principal is not reasonably assured.

Nonperforming loans generally include loans that have been placed on nonaccrual status. We do not report loans accounted for under the loans held for sale as nonperforming.

Our policies for classifying loans as nonperforming, by loan category, are as follows:

- *Credit card loans:* As permitted by regulatory guidance issued by the Federal Financial Institutions Examination Council ("FFIEC"), our policy is generally to exempt credit card loans from being classified as nonperforming as these loans are generally charged off in the period the account becomes 180 days past due. Consistent with industry conventions, we generally continue to accrue interest and fees on delinquent credit card loans until the loans are charged-off. During the fourth quarter 2012, we began classifying credit card loans issued in the U.K. as nonperforming when the account becomes either 90 or 120 days past due depending on the specific facts and circumstances.
- *Consumer banking loans:* We classify consumer banking loans as nonperforming at the earlier of the date when we determine that the collectability of all interest and principal on the loan is not reasonably assured or in the period in which the loan becomes 90 days past due for auto, home loans, and unsecured small business revolving lines of credit and 120 days past due for all consumer loans, including installment loans.

- *Commercial banking loans*: We classify commercial loans as nonperforming as of the date we determine that the collectability of all interest and principal on the loan is not reasonably assured.
- *Modified loans and troubled debt restructurings:* Modified loans, including TDRs, that are current at the time of the restructuring remain on accrual status if there is demonstrated performance prior to the restructuring and continued performance under the modified terms is expected. Otherwise, the modified loan is classified as nonperforming and placed on nonaccrual status until the borrower demonstrates a sustained period of performance over several payment cycles, generally six months of consecutive payments, under the modified terms of the loan.
- *Acquired Loans:* Since the Acquired Loans were initially measured at fair value based on an estimate of credit losses expected to be realized over the remaining lives of the loans, we exclude these loans from our delinquency and nonperforming loan statistics.

Interest and fees accrued but not collected at the date a loan is placed on nonaccrual status are reversed against earnings. In addition, the amortization of net deferred loan fees is suspended. Interest and fee income is subsequently recognized only upon the receipt of cash payments. However, if there is doubt regarding the ultimate collectability of loan principal, all cash received is applied against the principal balance of the loan. Nonaccrual loans are generally returned to accrual status when all principal and interest is current and repayment of the remaining contractual principal and interest is reasonably assured or when the loan is both well-secured and in the process of collection and collectability is no longer doubtful.

***Impaired Loans***

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due from the borrower in accordance with the original contractual terms of the loan. Generally, we report loans as impaired based on the method for measuring impairment in accordance with applicable accounting guidance. Loans held for sale are also not reported as impaired, as these loans are recorded at lower of cost or fair value. Impaired loans also exclude Acquired Loans accounted for based on expected cash flows at acquisition because this accounting methodology takes into consideration future credit losses expected to be incurred.

Loans defined as individually impaired, based on applicable accounting guidance, include larger balance nonperforming loans and TDR loans. Our policies for identifying loans as individually impaired, by loan category, are as follows:

- *Credit card loans:* Credit card loans that have been modified in a troubled debt restructuring are identified and accounted for as individually impaired.
- *Consumer banking loans:* Consumer loans that have been modified in a troubled debt restructuring are identified and accounted for as individually impaired. In 2013 we began including home loans written-down to collateral value.
- *Commercial banking loans:* Commercial loans classified as nonperforming and commercial loans that have been modified in a troubled debt restructuring are reported as individually impaired.
- *Acquired Loans:* We track and report Acquired Loans separately from other impaired loans.

The majority of individually impaired loans are evaluated for an asset-specific allowance. Although a loan modified in a TDR may be returned to accrual status if the criteria above under "Delinquent and Nonperforming Loans" are met, we would generally continue to report the loan as impaired until maturity.

We generally measure impairment and the related asset-specific allowance for individually impaired loans based on the difference between the recorded investment of the loan and the present value of the expected future cash flows, discounted at the original effective interest rate of the loan at the time of modification. If the loan is collateral dependent, we measure impairment based upon the fair value of the underlying collateral, which we determine based on the current fair value of the collateral less estimated selling costs, instead of discounted cash flows. Loans are identified as collateral dependent if we believe that collateral is the sole source of repayment.

### *Charge-Offs*

Net charge-offs consist of the unpaid principal balance of loans held for investment that we determine are uncollectible, net of recovered amounts. We exclude accrued and unpaid finance charges and fees and fraud losses from charge-offs. Charge-offs are recorded as a reduction to the allowance for loan and lease losses and subsequent recoveries of previously charged off amounts are credited to the allowance for loan and lease losses. Costs incurred to recover charged-off loans are recorded as collection expense and included in our consolidated statements of income as a component of other non-interest expense. Our charge-off time frame for loans, which varies based on the loan type, is presented below.

- *Credit card loans:* We generally charge-off credit card loans in the period the account becomes 180 days past due. During the fourth quarter 2012, we began charging off delinquent credit card loans for which revolving privileges have been revoked as part of a closed end loan workout when the account becomes 120 days past due. Credit card loans in bankruptcy are charged-off by the end of the month upon the receipt of a complete bankruptcy notification from the bankruptcy court. Credit card loans of deceased account holders are charged-off by the end of the month following 60 days of receipt of notification.
- *Consumer banking loans:* We generally charge-off consumer banking loans at the earlier of the date when the account is a specified number of days past due or upon repossession of the underlying collateral. Our charge-off time frame is 180 days for home loans and unsecured small business lines of credit and 120 days for auto and other non-credit card consumer loans. We calculate the initial charge-off amount for home loans based on the excess of our recorded investment in the loan over the fair value of the underlying property less estimated selling costs as of the date of the charge-off. We update our home value estimates on a regular basis and recognize additional charge-offs for subsequent declines in home values. Consumer loans in bankruptcy, except for auto and home loans, generally are charged-off within 40 days of receipt of notification from the bankruptcy court. Auto and home loans in bankruptcy are charged-off in the period that the loan is both 60 days or more past due and 60 days or more past the bankruptcy notification date or in the period the loan becomes 120 days past due for auto loans and 180 days past due for home loans regardless of the bankruptcy notification date. Consumer loans of deceased account holders are charged-off by the end of the month following 60 days of receipt of notification.
- *Commercial banking loans:* We charge-off commercial loans in the period we determine that the unpaid principal loan amounts are uncollectible.
- *Acquired Loans:* We do not record charge-offs on Acquired Loans that are performing in accordance with or better than our expectations as of the date of acquisition, as the fair values of these loans already reflect a credit component. We record charge-offs on impaired loans only if actual losses exceed estimated losses incorporated into the fair value recorded at acquisition.

## Allowance for Loan and Lease Losses

We maintain an allowance for loan and lease losses ("the allowance") that represents management's best estimate of incurred loan and lease losses inherent in our held-for-investment portfolio as of each balance sheet date. The provision for credit losses, which is charged to earnings, reflects credit losses we believe have been incurred and will eventually be reflected over time in our charge-offs. Charge-offs of uncollectible amounts are deducted from the allowance and subsequent recoveries are added back.

Management performs a quarterly analysis of our loan portfolio to determine if impairment has occurred and to assess the adequacy of the allowance based on historical and current trends and other factors affecting credit losses. We apply documented systematic methodologies to separately calculate the allowance for our consumer loan and commercial loan portfolios and for loans within each of these portfolios that we identify as individually impaired. Our allowance for loan and lease losses consists of three components that are allocated to cover the estimated probable losses in each loan portfolio based on the results of our detailed review and loan impairment assessment process: (1) a component for loans collectively evaluated for impairment; (2) an asset-specific component for individually impaired loans; and (3) a component related to Acquired Loans that have experienced significant decreases in expected cash flows subsequent to acquisition. Each of our allowance components is supplemented by an amount that represents management's qualitative judgment of the imprecision and risks inherent in the processes and assumptions used in establishing the allowance. Management's judgment involves an assessment of subjective factors, such as process risk, modeling assumption and adjustment risks and probable internal and external events that will likely impact losses.

Our consumer loan portfolio consists of smaller-balance, homogeneous loans, divided into four primary portfolio segments: credit card loans, auto loans, residential home loans and retail banking loans. Each of these portfolios is further divided by our business units into pools based on common risk characteristics, such as origination year, contract type, interest rate and geography, which are collectively evaluated for impairment. The commercial loan portfolio is primarily composed of larger-balance, non-homogeneous loans. These loans are subject to individual reviews that result in internal risk ratings. In assessing the risk rating of a particular loan, among the factors we consider are the financial condition of the borrower, geography, collateral performance, historical loss experience, and industry-specific information that management believes is relevant in determining the occurrence of a loss event and measuring impairment. These factors are based on an evaluation of historical and current information, and involve subjective assessment and interpretation. Emphasizing one factor over another or considering additional factors could impact the risk rating assigned to that loan.

The component of the allowance for credit card and other consumer loans that we collectively evaluate for impairment is based on a statistical calculation, which is supplemented by management judgment as described above. Because of the homogeneous nature of our consumer loan portfolios, the allowance is based on the aggregated portfolio segment evaluations. The allowance is established through a process that begins with estimates of incurred losses in each pool based upon various statistical analyses. Loss forecast models are utilized to estimate incurred losses and consider several portfolio indicators including, but not limited to, historical loss experience, account seasoning, the value of collateral underlying secured loans, estimated foreclosures or defaults based on observable trends, delinquencies, bankruptcy filings, unemployment, credit bureau scores and general economic and business trends. Management believes these factors are relevant in estimating incurred losses and also considers an evaluation of overall portfolio credit quality based on indicators such as changes in our credit evaluation, underwriting and collection management policies, changes in the legal and regulatory environment, general economic conditions and business trends and uncertainties in forecasting and modeling techniques used in estimating our allowance. We update our consumer loss forecast models and portfolio indicators on a quarterly basis to incorporate information reflective of the current economic environment.

The component of the allowance for commercial loans that we collectively evaluate for impairment is based on our historical loss experience for loans with similar risk characteristics and consideration of the current credit quality of the portfolio, which is supplemented by management judgment as described above. We apply internal risk ratings to commercial loans, which we use to assess credit quality and derive a total loss estimate based on an estimated probability of default (default rate) and loss given default (loss severity). Management may also apply judgment to adjust the loss factors derived, taking into consideration both quantitative and qualitative factors, including general economic conditions, specific industry and geographic trends, portfolio concentrations, trends in internal credit quality indicators and current and past underwriting standards that have occurred but are not yet reflected in the historical data underlying our loss estimates.

The asset-specific component of the allowance covers smaller-balance homogeneous credit card and other consumer loans whose terms have been modified in a TDR and larger balance nonperforming, non-homogeneous commercial loans. As discussed above under "Impaired Loans," we generally measure the asset-specific component of the allowance based on the difference between the recorded investment of individually impaired loans and the present value of expected future cash flows. When the present value is lower than the carrying value of the loan, impairment is recognized through the provision for credit losses. If the loan is collateral dependent, we measure impairment based upon the fair value of the underlying collateral, which we determine based on the current fair value of the collateral less estimated selling costs, instead of discounted cash flows. The asset-specific component of the allowance for smaller-balance impaired loans is calculated on a pool basis using historical loss experience for the respective class of assets. The asset-specific component of the allowance for larger-balance commercial loans is individually calculated for each loan. Key considerations in determining the allowance include the borrower's overall financial condition, resources and payment history, prospects for support from financially responsible guarantors, and when applicable, the estimated realizable value of any collateral.

We record all purchased loans at fair value at acquisition. Applicable accounting guidance prohibits the carry over or creation of valuation allowances in the initial accounting for impaired loans acquired in a transfer. Subsequent to acquisition, decreases in expected principal cash flows of Acquired Loans would trigger the recognition of impairment through our provision for credit losses. Subsequent increases in expected cash flows would first result in a recovery of any previously recorded allowance for loan and lease losses, to the extent applicable, and then increase the accretable yield. Write-downs on purchased impaired loans in excess of the nonaccretable difference are charged against the allowance for loan and lease losses. See "Note 4—Loans" for information on loan portfolios associated with acquisitions.

In addition to the allowance for loan and lease losses, we also estimate probable losses related to contractually binding unfunded lending commitments, such as letters of credit and financial guarantees, and binding unfunded loan commitments. The provision for unfunded lending commitments is included in the provision for credit losses on our consolidated statements of income and the related reserve for unfunded lending commitments is included in other liabilities on our consolidated balance sheets. Unfunded lending commitments are subject to individual reviews and are analyzed and segregated by risk according to our internal risk rating scale. We assess these risk classifications, in conjunction with historical loss experience, utilization assumptions, current economic conditions, performance trends within specific portfolio segments and other pertinent information to estimate the reserve for unfunded lending commitments.

Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for loan and lease losses and the reserve for unfunded lending commitments in future periods.

### Securitization of Loans

We have primarily securitized credit card loans, which have provided a source of funding for us and enabled us to transfer a certain portion of the economic risk of the loans or debt securities to third parties. See "Note 6—Variable Interest Entities and Securitizations" for additional details. Loan securitization involves the transfer of a pool of loan receivables from our portfolio to a trust. The trust then sells an undivided interest in the pool of loan receivables to third-party investors through the issuance of debt securities and transfers the proceeds from the debt issuance to us as consideration for the loan receivables transferred. The debt securities are collateralized by the transferred receivables from our portfolio. We remove loans from our consolidated balance sheets when securitizations qualify as sales to non-consolidated VIEs, recognize assets retained and liabilities assumed at fair value and record a gain or loss on the transferred loans. Alternatively, when the transfer does not qualify as a sale but instead is considered a secured borrowing or when the sale is to a consolidated VIE, the asset will remain on our consolidated financial statements with an offsetting liability recognized for the amount of proceeds received.

### Premises and Equipment

Land is carried at cost. Properties and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. We capitalize direct costs incurred during the application development stage of internally developed software projects. Depreciation and amortization expenses are computed generally by the straight-line method over the estimated useful lives of the assets. Useful lives for premises and equipment are estimated as follows:

| Premises & Equipment | Useful Lives |
|---|---|
| Buildings and improvement | 5-39 years |
| Furniture and equipment | 3-10 years |
| Computers and software | 3-7 years |
| Leasehold improvements | Lesser of useful life or the remaining fixed non-cancelable lease term |

Expenditures for maintenance and repairs are charged to earnings as incurred. Gains or losses upon disposition are reflected in earnings as realized.

### Goodwill and Other Intangible Assets

Goodwill is not amortized but is tested for impairment, at the reporting unit level, annually or sooner when adverse circumstances indicate that it is more than 50% likely that the carrying amount of goodwill exceeds its implied fair value. A reporting unit is defined as an operating segment or a business one level below an operating segment and goodwill is assigned to one or more reporting units at the date of acquisition. Our reporting units are Domestic Card, International Card, Auto, Other Consumer Banking and Commercial Banking. The goodwill impairment test, performed at October 1 of each year, is a two-step test. The first step identifies whether there is potential impairment by comparing the fair value of a reporting unit to the carrying amount, including goodwill. If impairment exists, the second step of the impairment test is required to measure the amount of any impairment loss. Intangible assets with definite useful lives are amortized either on a straight-line or on an accelerated basis over their estimated useful lives and are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. See "Note 7—Goodwill and Other Intangible Assets" for additional detail.

### Mortgage Servicing Rights

Mortgage servicing rights are initially recorded at fair value when mortgage loans are sold or securitized in the secondary market and the right to service these loans is retained for a fee. Subsequently, our consumer related mortgage servicing rights ("MSR") are carried at fair value on our consolidated balance sheets with changes in fair value recognized in non-interest income. Our commercial related MSRs are subsequently measured under the amortization method and are periodically evaluated for impairment, which is recognized as a reduction in non-interest income. See "Note 7—Goodwill and Other Intangible Assets" and "Note 18—Fair Value of Financial Instruments" for additional information.

### Foreclosed Property and Repossessed Assets

Foreclosed property and repossessed assets obtained through our lending activities typically include commercial and residential real estate or personal property, such as autos. Upon repossession of property obtained in satisfaction of a loan, we reclassify the loan to repossessed assets and record the acquired property at net realizable value. Net realizable value is the estimated fair value of the underlying collateral less estimated selling costs and is based on appraisals, when available. We routinely monitor and update the net realizable value of acquired property. Any changes in net realizable value and gains or losses realized from disposition of the property are recorded in non-interest expense. See "Note 18—Fair Value of Financial Instruments" for details.

### Restricted Equity Investments

We have investments in Federal Home Loan Bank ("FHLB") stock and in the Board of Governors of the Federal Reserve System (the "Federal Reserve") stock. These investments, which are included in other assets in our consolidated balance sheets, are not marketable and are carried at cost. We assess these investments for OTTI in accordance with applicable accounting guidance for evaluating impairment. See "Note 9—Deposits and Borrowings" for details.

### Representation and Warranty Reserve

In connection with their sales of mortgage loans, certain subsidiaries entered into agreements containing varying representations and warranties about, among other things, the ownership of the loan, the validity of the lien securing the loan, the loan's compliance with any applicable loan criteria established by the purchaser, including underwriting guidelines and the ongoing existence of mortgage insurance, and the loan's compliance with applicable federal, state and local laws. We may be required to repurchase the mortgage loan, indemnify the investor or insurer, or reimburse the investor losses incurred on the loan in the event of a material breach of contractual representations or warranties.

We have established representation and warranty reserves for losses that we consider to be both probable and reasonably estimable associated with the mortgage loans sold by each subsidiary, including both litigation and non-litigation liabilities. The reserve-setting process relies heavily on estimates, which are inherently uncertain, and requires the application of judgment. We evaluate these estimates on a quarterly basis.

Losses incurred on loans that we are required to either repurchase or make payments to the investor under the indemnification provisions are charged against the representation and warranty reserve. The representation and warranty reserve is included in other liabilities in our consolidated balance sheets. Changes to the representation and warranty reserve related to GreenPoint Mortgage Funding, Inc. ("GreenPoint") are reported as discontinued operations for all periods presented. See "Note 20—Commitments, Contingencies, Guarantees, and Others" for additional information related to our representation and warranty reserve.

## Customer Rewards Reserve

We offer products, primarily credit cards, which include programs that allow members to earn rewards, such as cash, gift cards, airline tickets or merchandise, based on account activity. Customer rewards costs are generally recorded as an offset to interchange income, with a corresponding increase to the customer rewards reserve, when the rewards are earned by the customer. The customer rewards reserve is computed based on the estimated future cost of earned points that are expected to be redeemed and the average cost per point redeemed. The customer rewards reserve is reduced as points are redeemed. In estimating the customer rewards reserve, we consider historical rewards redemption behavior, the terms of the current rewards programs and card purchase activity. The customer rewards reserve is sensitive to changes in the reward redemption type and redemption rate, which is based on the expectation that the vast majority of all points earned will eventually be redeemed. The customer rewards reserve, which is included in other liabilities in our consolidated balance sheets, totaled $2.3 billion and $2.1 billion as of December 31, 2013 and 2012, respectively.

## Revenue Recognition

### *Interest Income and Fees*

We recognize interest income, including finance charges, and fees on loans in interest and non-interest income in our consolidated statements of income in accordance with the contractual provisions of the credit arrangements. Loan origination fees and costs and premiums and discounts are generally deferred and amortized over the average life of the related loans using the effective interest method, except for credit card, which are amortized over 12 months on a straight-line basis. Direct loan origination costs consist of both internal and external costs associated with the origination of a loan.

Finance charges and fees on credit card loans, net of amounts that we consider uncollectible, are included in loan receivables and revenue when the fees are earned. Annual membership fees are deferred and amortized into income over one year on a straight-line basis. We continue to accrue finance charges and fees on credit card loans until the account is charged-off. Our methodology for estimating the uncollectible portion of billed finance charges and fees is consistent with the methodology we use to estimate the allowance for incurred principal losses on our credit card loan receivables.

### *Interchange Income*

Interchange income represents merchant fees for credit card transactions processed through the MasterCard® ("MasterCard") and Visa® ("Visa") interchange network due to the customer's card-issuing bank, which is net of the fee retained by the merchant's processing bank. The levels and structure of interchange rates are set by MasterCard and Visa are based on cardholder purchase volumes. We recognize interchange income as earned at the time of purchase.

### *Same-as-Cash Promotions*

As part of certain retail partnership agreements, we offer borrowers a same-as-cash ("SAC") promotional period during which a minimum monthly payment is due. As part of a SAC promotional program, a borrower has a period of time, typically ranging from six months to three years, to pay the principal balance in full without incurring an interest charge. If the borrower does not pay the principal balance in full prior to the expiration date of the SAC promotional period, interest charges are applied retroactive to the purchase date.

We accrue SAC interest income on a monthly basis throughout the term of the SAC period based on the amount we expect to collect. Accordingly, we do not accrue interest income for borrowers who we expect will pay their principal balance in full prior to the expiration of the SAC period or for borrowers who we expect will be unable to pay the full amount.

***Card Partnership Agreements***

Our partnership agreements relate to alliances with retailers and other partners to provide lending and other services to mutual customers. We primarily issue private-label and co-branded credit card loans to these customers over the term of these arrangements, which typically range from two to ten years.

Certain partners assist in or perform marketing activities on our behalf and promote our products and services to their customers. As compensation for providing these services, we often pay royalties, bounties, or other special bonuses to these partners. Depending upon the nature of the payments, they are recorded as a reduction of revenue, marketing expenses or other operating expenses.

If a partnership agreement provides for profit, revenue or loss sharing payments, we must determine whether to report those payments on a gross or net basis in our consolidated financial statements. We evaluate the contractual provisions of each transaction and applicable accounting guidance to determine the manner in which to report the impact of sharing arrangements in our consolidated financial statements. Our consolidated net income is the same regardless of whether revenue and loss sharing arrangements are reported on a gross or net basis.

*Collaborative Arrangements*

A collaborative arrangement is a contractual arrangement that involves a joint operating activity between two or more parties that are active participants in the activity. These parties are exposed to significant risks and rewards based upon the economic success of the joint operating activity. We assess each of our partnership agreements with profit, revenue or loss sharing payments to determine if a collaborative arrangement exists and, if so, how revenue generated from third parties, costs incurred and transactions between participants in the collaborative arrangement should be accounted for and reported in our consolidated financial statements.

Pursuant to a partnership agreement that we entered into in August 2010 with Kohl's Department Stores ("Retailer"), we acquired the Retailer's existing private-label credit card loan portfolio and began issuing the Retailer's branded private-label credit cards to new and existing customers in April 2011. The Retailer's partnership agreement has an initial seven-year term and an automatic one-year renewal thereafter. Risk management decisions are jointly managed by the Retailer and us, but we retain final authority over risk management decisions. The Retailer has primary responsibility for handling customer service functions and advertising and marketing related to credit card customers.

Based on our assessment, we determined that the Retailer's partnership agreement meets the definition of a collaborative arrangement. None of our other partnership agreements are considered to be collaborative arrangements.

We share a fixed percentage of revenues, consisting of finance charges and late fees, with the Retailer, and the Retailer is required to reimburse us for a fixed percentage of credit losses incurred. Revenues and losses related to the Retailer's credit card program and partnership agreement are reported on a net basis in our consolidated financial statements. Revenue sharing amounts attributable to the Retailer are recorded as an offset against total net revenue in our consolidated statements of income. The loss sharing amounts due from the Retailer are recorded as a reduction in our provision for credit losses in our consolidated statements of income. The allowance for loan and lease losses attributable to the Retailer's portfolio is reduced by the loss sharing amount due from the Retailer.

Interest income was reduced by $965 million, $885 million, and $607 million in 2013, 2012, and 2011, respectively, for amounts earned by the Retailer, as part of the revenue sharing agreement. Loss sharing amounts attributable to the Retailer, reduced charge-offs by $161 million, $167 million, and $118 million in 2013, 2012, and 2011, respectively. The reduction in the provision for loan and lease losses attributable to the Retailer, was $119 million, $199 million, and $257 million in 2013, 2012 and 2011, respectively. The expected reimbursement from the Retailer, which is netted against our allowance for loan and lease losses, was approximately $128 million, $170 million and $139 million as of December 31, 2013, 2012, and 2011, respectively.

**Stock-Based Compensation**

We reserve common shares for issuance to employees, directors and third-party service providers, in various forms, including incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards and units and performance share awards and units. In addition, we also issue cash equity units and cash-settled restricted stock units which are not counted against the common shares reserved for issuance or available for issuance because they are settled in cash. For awards settled in shares, we generally recognize compensation expense on a straight-line basis over the award's service period. If an award settled in shares contains a performance condition with graded vesting, we recognize compensation expense using the accelerated attribution method. Cash-settled equity and restricted stock units are accounted for as liability awards which results in quarterly expense fluctuations based on changes in our stock price through the date that the awards are settled. Awards that continue to vest after retirement are expensed over the shorter of the period of time between the grant date and the final vesting period or between the grant date and when the participant becomes retirement eligible; awards to participants who are retirement eligible at the grant date are subject to immediate expensing upon grant. Stock-based compensation expense is included in salaries and associate benefits on the consolidated statements of income.

Stock-based compensation expense for stock options is based on the grant date fair value, which is estimated using a Black-Scholes option pricing model. Significant judgment is required when determining the inputs into the fair value model and the expected forfeiture rate of stock options. Aside from stock options, the fair value of stock-based compensation used in determining compensation expense will generally equal the fair market value of our common stock on the date of grant.

**Marketing Expense**

We expense marketing costs as incurred. Television advertising costs are expensed during the period in which the advertisements are aired. We recognized marketing expense of $1.4 billion in both 2013 and 2012, respectively. We recognized marketing expense of $1.3 billion in 2011.

**Fraud Losses**

We experience fraud losses from the unauthorized use of credit cards, debit cards and customer bank accounts. Additional fraud losses may be incurred when loans are obtained through fraudulent means. Transactions suspected of being fraudulent are recorded in our consolidated statements of income as a component of non-interest expense after the investigation period has completed. Recoveries of fraud losses are also included in non-interest expense. See "Note 14—Other Non-Interest Expense" for additional information.

### Income Taxes

We account for income taxes in accordance with the accounting guidance for income taxes, recognizing the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We record valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. See "Note 17—Income Taxes" for additional detail.

### Earnings Per Share

We have unvested share-based payment awards which have a right to receive nonforfeitable dividends. These share-based payment awards are deemed to be participating securities. As a result, earnings per share is reported under the "two-class" method. The "two-class" method is an earnings allocation method under which earnings per share is calculated for each class of common stock and participating security considering both dividends declared (or accumulated) and participation rights in undistributed earnings as if all such earnings had been distributed during the period.

Earnings per common share is calculated by dividing net income, after deducting dividends on preferred stock and undistributed earnings allocated to participating securities, by the average number of common shares outstanding during the period, net of any treasury shares. We calculate diluted earnings per share by dividing net income, after deducting dividends on preferred stock and undistributed earnings allocated to participating securities, by the average number of common shares outstanding during the period, net of any treasury shares, after consideration of the potential dilutive effect of common stock equivalents (for example, warrants, stock options, restricted stock awards and units and performance share awards and units). Common stock equivalents are calculated based upon the treasury stock method using an average market price of common shares sold during the period. Dilution is not considered when the company is in a net loss position. Common stock equivalents that have an antidilutive effect are excluded from the computation of diluted earnings per share.

### Derivative Instruments and Hedging Activities

All derivative financial instruments, whether designated for hedge accounting or not, are reported at their fair value on our consolidated balance sheets as either assets or liabilities. We report derivatives in a gain position, or derivative assets, in our consolidated balance sheets as a component of other assets. We report derivatives in a loss position, or derivative liabilities, in our consolidated balance sheets as a component of other liabilities. We report derivative asset and liability amounts on a gross basis based on individual contracts, which does not take into consideration the effects of master counterparty netting agreements or collateral netting. See "Note 10—Derivative Instruments and Hedging Activities" for additional detail on the accounting for derivative instruments, including those designated as qualifying for hedge accounting.

### Fair Value

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

| | |
|---|---|
| Level 1: | Quoted prices (unadjusted) in active markets for identical assets or liabilities |
| Level 2: | Observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities |
| Level 3: | Unobservable inputs |

The accounting guidance for fair value requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining fair value. Accounting guidance provides for the irrevocable option to elect, on a contract-by-contract basis, to measure certain financial assets and liabilities at fair value at inception of the contract and record any subsequent changes in fair value into earnings. We have not made any material fair value option elections as of and for the years ended December 31, 2013, 2012 and 2011. See "Note 18—Fair Value of Financial Instruments" for additional information.

**Accounting for Acquisitions**

We account for business combinations under the acquisition method of accounting. Under the acquisition method, tangible and intangible identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recorded at fair value as of the acquisition date, with limited exceptions. Transaction costs and costs to restructure the acquired company are expensed as incurred. Goodwill is recognized as the excess of the acquisition price over the estimated fair value of the net assets acquired. Likewise, if the fair value of the net assets acquired is greater than the acquisition price, a bargain purchase gain is recognized and recorded in non-interest income.

If the acquired set of activities and assets does not meet the accounting definition of a business, the transaction is accounted for as an asset acquisition. In an asset acquisition, the assets acquired are recorded at the purchase price plus any transaction costs incurred and, therefore, no goodwill is recognized.

**Accounting Standards Adopted in 2013**

***New Benchmark Interest Rate for Hedge Accounting Purposes***

In July 2013, the Financial Accounting Standards Board ("FASB") issued guidance permitting the use of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate, "OIS") as a benchmark interest rate for hedge accounting purposes. The addition of OIS expands the number of benchmark interest rates to three, including the US Treasury rate and London Interbank Offered Rate swap rate. The guidance also removes the previous restriction on using different benchmark rates for similar hedges. The guidance is effective for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. See "Note 10—Derivative Instruments and Hedging Activities" for further details regarding the impact derivative contracts designated as qualifying accounting hedges have on our financial condition and results of operations.

***Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income***

In February 2013, the FASB issued new guidance requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. The new guidance does not change the items which must be reported in other comprehensive income, how such items are measured or when they must be reclassified from other comprehensive income to net income. The guidance was effective for reporting periods beginning after December 15, 2012. Our adoption of the guidance on January 1, 2013 had no impact on our financial condition, results of operations or liquidity as it only affects our disclosures. See "Note 11—Stockholders' Equity" for further details.

***Offsetting Financial Assets and Liabilities***

Effective January, 2013, we were required to disclose both gross and net information about instruments and transactions eligible for offset on the balance sheet as well as instruments and transactions subject to an agreement similar to a master netting arrangement. The disclosures are required irrespective of whether such instruments are presented gross or net on the balance sheet. The guidance was effective for annual and interim reporting periods beginning on or after January 1, 2013, with comparative retrospective disclosures required for all periods presented. Our adoption of the guidance had no effect on our financial condition, results of operations or liquidity as it only affects our disclosures. See "Note 10—Derivative Instruments and Hedging Activities" for further details.

**Recently Issued but Not Yet Adopted Accounting Standards**

***Obligations Resulting from Joint and Several Liability Arrangements***

In February 2013, the FASB issued guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation, within the scope of this guidance, is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance clarifies that an entity shall measure obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The guidance is effective for annual and interim periods beginning after December 15, 2013, with early adoption permitted. We do not expect our adoption of this guidance in the first quarter of 2014 to have a significant effect on our financial condition, results of operations or liquidity as the guidance is consistent with our current practice.

***Reclassification of Collateralized Mortgage Loan Upon Foreclosure***

In January 2014, the FASB issued guidance clarifying when an entity should reclassify a consumer mortgage loan collateralized by residential real estate to foreclosed property. Reclassification should occur when the creditor obtains legal title to the residential real estate property or when the borrower conveys all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. An entity should not wait until a redemption period, if any, has expired to reclassify a consumer mortgage loan to foreclosed property. The guidance is effective for annual and interim periods beginning after December 15, 2014, with early adoption permitted. We do not expect our adoption of this guidance in the first quarter of 2015 to have a significant effect on our financial condition, results of operations or liquidity as the guidance is materially consistent with our current practice.

***Accounting for Investments in Qualified Affordable Housing Projects***

In January 2014, the FASB issued guidance permitting an entity to account for investments in qualified affordable housing projects using the proportional amortization method if certain criteria are met. The proportional method amortizes the cost of the investment over the period in which the investor receives tax credits and other tax benefits, and the resulting amortization is recognized as a component of income taxes attributable to continuing operations. Historically, these costs have been recognized within non-interest expense. The guidance is effective for annual and interim periods beginning after December 15, 2014, with early adoption permitted and retrospective application required. We plan to adopt as of January 1, 2014 and do not expect the adoption to have a material impact to our financial statements.

## NOTE 2—DISCONTINUED OPERATIONS

### Shutdown of Mortgage Origination Operations of our Wholesale Mortgage Banking Unit

In the third quarter of 2007, we closed the mortgage origination operations of our wholesale mortgage banking unit, GreenPoint, which we acquired in December 2006 as part of the North Fork acquisition. The results of the wholesale banking unit have been accounted for as a discontinued operation and are therefore not included in our results from continuing operations for the years ended December 31, 2013, 2012 and 2011. We have no significant continuing involvement in these operations.

The following table summarizes the results from discontinued operations related to the closure of the mortgage origination operations of out wholesale mortgage banking unit:

**Table 2.1: Results of Discontinued Operations**

| | Year Ended December 31, | | |
|---|---|---|---|
| (Dollars in millions) | 2013 | 2012 | 2011 |
| Non-interest expense, net | **$(371)** | $(343) | $(168) |
| Loss from discontinued operations before taxes | **(371)** | (343) | (168) |
| Income tax benefit | **(138)** | (126) | (62) |
| Loss from discontinued operations | **$(233)** | $(217) | $(106) |

The loss from discontinued operations includes an expense of $333 million ($210 million, net of tax), $307 million ($194 million, net of tax) and $169 million ($120 million, net of tax) for 2013, 2012 and 2011, respectively, attributable to provisions for mortgage loan repurchase losses related to representations and warranties provided on loans previously sold to third parties by the wholesale mortgage banking unit. See "Note 20—Commitments, Contingencies, Guarantees, and Others" for further details.

The discontinued mortgage origination operations of our wholesale mortgage banking unit had remaining assets, which consisted primarily of income tax assets, of $370 million and $309 million as of December 31, 2013 and 2012, respectively. Liabilities, which primarily consisted of reserves for representations and warranties on loans previously sold to third parties, totaled $960 million and $644 million as of December 31, 2013 and 2012, respectively.

## NOTE 3—INVESTMENT SECURITIES

Our investment portfolio consists primarily of the following: U.S. Treasury debt, U.S. agency debt and corporate debt securities guaranteed by U.S. government agencies ("Agency"); Agency and non-agency RMBS and commercial mortgage-backed securities ("CMBS"); other asset-backed securities ("ABS"), and other investments. The U.S. government agencies include Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac") and Government National Mortgage Association ("Ginnie Mae").

The carrying value of our investments in U.S. Treasury, agency securities and other securities guaranteed by the U.S. government or agencies of the U.S. government represented 77% of our total investment securities as of December 31, 2013 and 2012.

Our investment security portfolio includes securities available for sale as well as securities held to maturity. We classify securities as available for sale or held to maturity based on our investment strategy and management's assessment of our intent and ability to hold the securities until maturity. In the third quarter of 2013, we transferred securities with a fair value of $18.3 billion on the date of transfer, from securities available for sale to securities held to maturity. We transferred these securities to held to maturity in consideration of changes to regulatory capital requirements under the final Basel III capital standard, which will begin including changes in AOCI due to securities price fluctuations. The securities included net pre-tax unrealized losses of $1.5 billion at the date of transfer.

The table below presents the overview of our investment portfolio at December 31, 2013 and 2012.

### Table 3.1 Overview of Investment Portfolio

| (Dollars in millions) | December 31, 2013 | December 31, 2012 |
|---|---|---|
| Securities available for sale, at fair value | **$41,800** | $63,979 |
| Securities held to maturity, at carrying value | **19,132** | 9 |
| Total investments | **$60,932** | $63,988 |

The table below presents the amortized cost, gross unrealized gains and losses, and fair value of securities available for sale at December 31, 2013 and 2012.

### Table 3.2 Investment Securities Available for Sale

| | December 31, 2013 | | | |
|---|---|---|---|---|
| (Dollars in millions) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses[1] | Fair Value |
| **Investment securities available for sale:** | | | | |
| U.S. Treasury debt obligations | **$ 831** | **$ 2** | **$ 0** | **$ 833** |
| U.S. Agency debt obligations | **1** | **0** | **0** | **1** |
| Corporate debt securities guaranteed by U.S. government agencies | **1,282** | **1** | **(49)** | **1,234** |
| Residential mortgage-backed securities ("RMBS"): | | | | |
| Agency | **21,572** | **239** | **(332)** | **21,479** |
| Non-agency | **3,165** | **450** | **(15)** | **3,600** |
| Total RMBS | **24,737** | **689** | **(347)** | **25,079** |
| Commercial mortgage-backed securities ("CMBS"): | | | | |
| Agency | **4,262** | **20** | **(84)** | **4,198** |
| Non-agency | **1,854** | **14** | **(60)** | **1,808** |
| Total CMBS | **6,116** | **34** | **(144)** | **6,006** |
| Other assets backed securities ("ABS")[2] | **7,123** | **49** | **(36)** | **7,136** |
| Other securities[3] | **1,542** | **24** | **(55)** | **1,511** |
| Total investment securities available for sale | **$41,632** | **$799** | **$(631)** | **$41,800** |

| | December 31, 2012 | | | |
|---|---|---|---|---|
| (Dollars in millions) | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses[1] | Fair Value |
| **Investment securities available for sale:** | | | | |
| U.S. Treasury debt obligations | $ 1,548 | $ 4 | $ 0 | $ 1,552 |
| U.S. Agency debt obligations | 301 | 2 | (1) | 302 |
| Corporate debt securities guaranteed by U.S. government agencies | 1,003 | 10 | (1) | 1,012 |
| RMBS: | | | | |
| Agency | 39,408 | 652 | (58) | 40,002 |
| Non-agency | 3,607 | 312 | (48) | 3,871 |
| Total RMBS | 43,015 | 964 | (106) | 43,873 |
| CMBS: | | | | |
| Agency | 6,045 | 103 | (4) | 6,144 |
| Non-agency | 1,425 | 62 | (2) | 1,485 |
| Total CMBS | 7,470 | 165 | (6) | 7,629 |
| Other ABS[2] | 8,393 | 70 | (5) | 8,458 |
| Other securities[3] | 1,120 | 34 | (1) | 1,153 |
| Total investment securities available for sale | $62,850 | $1,249 | $(120) | $63,979 |

(1) Includes non-credit related OTTI losses recorded in AOCI of $12 million and $38 million as of December 31, 2013 and 2012, respectively, substantially all of which is related to non-agency RMBS.

(2) The ABS collateralized by credit card loans constituted approximately 65% and 64% of the other ABS portfolio as of December 31, 2013, and 2012, respectively, and ABS collateralized by auto dealer floor plan inventory loans and leases constituted approximately 15% and 18% of the other ABS portfolio as of December 31, 2013, and 2012, respectively. Approximately 87% of the securities in our other asset-backed security portfolio were rated AAA or its equivalent as of December 31, 2013, compared with 82% as of December 31, 2012.

(3) Includes foreign government/agency bonds, covered bonds, corporate securities, municipal securities and equity investments primarily related to activities under the Community Reinvestment Act ("CRA").

The table below presents the carrying value, gross unrealized gains and losses, and fair value of securities held to maturity at December 31, 2013 and 2012.

**Table 3.3 Investment Securities Held to Maturity**

| | December 31, 2013 | | | | | |
|---|---|---|---|---|---|---|
| (Dollars in millions) | Amortized Cost | Unrealized Losses Recorded in AOCI[1] | Carrying Value | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| **Investment securities held to maturity:** | | | | | | |
| RMBS | | | | | | |
| Agency | **$18,746** | **$(1,303)** | **$17,443** | **$72** | **$(30)** | **$17,485** |
| CMBS | | | | | | |
| Agency | **1,821** | **(132)** | **1,689** | **16** | **(5)** | **1,700** |
| Total investment securities held to maturity | **$20,567** | **$(1,435)** | **$19,132** | **$88** | **$(35)** | **$19,185** |

| | December 31, 2012 | | | | | |
|---|---|---|---|---|---|---|
| (Dollars in millions) | Amortized Cost | Unrealized Losses Recorded in AOCI[1] | Carrying Value | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| **Investment securities held to maturity:** | | | | | | |
| Other ABS | $9 | $0 | $9 | $0 | $0 | $9 |
| Total investment securities held to maturity | $9 | $0 | $9 | $0 | $0 | $9 |

[1] Represents the unrealized holding gain or loss at the date of transfer from available for sale to held to maturity, net of any accretion.

### Investment Securities in a Gross Unrealized Loss Position

The table below provides, by major security type, information about our securities available for sale in a gross unrealized loss position and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2013 and December 31, 2012.

#### Table 3.4: Securities in Unrealized Loss Position

| | December 31, 2013 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | 12 Months or Longer | | Total | |
| (Dollars in millions) | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| **Investment securities available for sale:** | | | | | | |
| Corporate debt securities guaranteed by U.S. government agencies | $ 1,143 | $ (47) | $ 46 | $ (2) | $ 1,189 | $ (49) |
| RMBS: | | | | | | |
| Agency | 9,769 | (263) | 1,770 | (69) | 11,539 | (332) |
| Non-agency | 454 | (10) | 56 | (5) | 510 | (15) |
| Total RMBS | 10,223 | (273) | 1,826 | (74) | 12,049 | (347) |
| CMBS: | | | | | | |
| Agency | 2,842 | (74) | 256 | (10) | 3,098 | (84) |
| Non-agency | 952 | (43) | 183 | (17) | 1,135 | (60) |
| Total CMBS | 3,794 | (117) | 439 | (27) | 4,233 | (144) |
| Other ABS | 2,528 | (34) | 392 | (2) | 2,920 | (36) |
| Other securities | 1,149 | (51) | 57 | (4) | 1,206 | (55) |
| Total investment securities available for sale in a gross unrealized loss position | $18,837 | $(522) | $2,760 | $(109) | $21,597 | $(631) |

| | December 31, 2012 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | 12 Months or Longer | | Total | |
| (Dollars in millions) | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| **Investment securities available for sale:** | | | | | | |
| U.S. Agency debt obligations | $ 199 | $ (1) | $ 0 | $ 0 | $ 199 | $ (1) |
| Corporate debt securities guaranteed by U.S. government agencies | 172 | (1) | 0 | 0 | 172 | (1) |
| RMBS: | | | | | | |
| Agency | 8,720 | (46) | 884 | (12) | 9,604 | (58) |
| Non-agency | 196 | (19) | 471 | (29) | 667 | (48) |
| Total RMBS | 8,916 | (65) | 1,355 | (41) | 10,271 | (106) |
| CMBS: | | | | | | |
| Agency | 1,009 | (4) | 0 | 0 | 1,009 | (4) |
| Non-agency | 201 | (2) | 0 | 0 | 201 | (2) |
| Total CMBS | 1,210 | (6) | 0 | 0 | 1,210 | (6) |
| Other ABS | 1,102 | (4) | 99 | (1) | 1,201 | (5) |
| Other securities | 103 | 0 | 13 | (1) | 116 | (1) |
| Total investment securities available for sale in a gross unrealized loss position | $11,702 | $(77) | $1,467 | $(43) | $13,169 | $(120) |

At December 31, 2013, the amortized cost of approximately 900 securities available for sale exceeded their fair value by $631 million, of which $109 million related to investment securities that had been in a loss position for 12 months or longer. Our investments in non-agency RMBS and CMBS, non-agency ABS, and other securities accounted for $166 million, or 26%, of total gross unrealized losses on securities available for sale as of December 31, 2013.

As of December 31, 2013, the carrying value of less than 100 securities held to maturity exceeded their fair value by $35 million. All of these unrecognized losses relate to securities held to maturity that have been in a loss position for less than 12 months as of December 31, 2013.

As discussed in more detail below in the "Other-Than-Temporary Impairment" section of this footnote, we conduct periodic reviews of all investment securities with unrealized losses to assess whether the impairment is other-than-temporary. Based on our assessments, we have recorded credit impairment of $41 million for the year ended December 31, 2013, and non-credit related OTTI recorded in AOCI of $12 million as of December 31, 2013, both of which were substantially related to our non-agency RMBS.

### Maturities and Yields of Investment Securities

The following tables summarizes the remaining scheduled contractual maturities, assuming no prepayments, of our investment securities as of December 31, 2013:

#### Table 3.5: Contractual Maturities of Securities Available for Sale

| | December 31, 2013 | |
|---|---|---|
| (Dollars in millions) | Amortized Cost | Fair Value |
| Due in 1 year or less | $ 1,876 | $ 1,879 |
| Due after 1 year through 5 years | 5,668 | 5,673 |
| Due after 5 years through 10 years | 4,204 | 4,112 |
| Due after 10 years[(1)] | 29,884 | 30,136 |
| Total | $41,632 | $41,800 |

(1) Investments with no stated maturities, which consist of equity securities, are included with contractual maturities due after 10 years.

#### Table 3.6: Contractual Maturities of Securities Held to Maturity

| | December 31, 2013 | |
|---|---|---|
| (Dollars in millions) | Carrying Value | Fair Value |
| Due after 5 years through 10 years | $ 1,062 | $ 1,076 |
| Due after 10 years | 18,070 | 18,109 |
| Total | $19,132 | $19,185 |

Because borrowers may have the right to call or prepay certain obligations, the expected maturities of our securities are likely to differ from the scheduled contractual maturities presented above. The table below summarizes, by major security type, the expected maturities and the expected weighted average yields of our investment securities as of December 31, 2013.

## Table 3.7: Expected Maturities and Weighted Average Yields of Securities

| | December 31, 2013 | | | | |
|---|---|---|---|---|---|
| | Due in 1 Year or Less | Due > 1 Year through 5 Years | Due > 5 Years through 10 Years | Due > 10 Years | Total |
| (Dollars in millions) | Amount | Amount | Amount | Amount | Amount |
| **Fair value of securities available for sale:** | | | | | |
| U.S. Treasury debt obligations | $ 663 | $ 170 | $ 0 | $ 0 | $ 833 |
| U.S. Agency debt obligations | 1 | 0 | 0 | 0 | 1 |
| Corporate debt securities guaranteed by U.S. government agencies | 0 | 220 | 1,001 | 13 | 1,234 |
| RMBS: | | | | | |
| Agency | 94 | 5,721 | 15,664 | 0 | 21,479 |
| Non-agency | 42 | 1,605 | 1,547 | 406 | 3,600 |
| Total RMBS | 136 | 7,326 | 17,211 | 406 | 25,079 |
| CMBS: | | | | | |
| Agency | 358 | 2,884 | 956 | 0 | 4,198 |
| Non-agency | 110 | 481 | 1,199 | 18 | 1,808 |
| Total CMBS | 468 | 3,365 | 2,155 | 18 | 6,006 |
| Other ABS | 1,580 | 4,628 | 808 | 120 | 7,136 |
| Other securities[1] | 174 | 503 | 718 | 116 | 1,511 |
| Total securities available for sale | 3,022 | 16,212 | 21,893 | 673 | 41,800 |
| **Amortized cost of securities available for sale** | $3,019 | $16,028 | $22,001 | $ 584 | $41,632 |
| **Weighted average yield for securities available for sale[2]** | 1.25% | 2.29% | 2.68% | 7.57% | 2.50% |
| **Carrying value of securities held to maturity:** | | | | | |
| RMBS: | | | | | |
| Agency | $ 0 | $ 0 | $11,845 | $5,598 | $17,443 |
| CMBS: | | | | | |
| Agency | 0 | 400 | 1,281 | 8 | 1,689 |
| Total securities held for maturity | 0 | 400 | 13,126 | 5,606 | 19,132 |
| **Fair value of securities held to maturity** | $ 0 | $ 400 | $13,164 | $5,621 | $19,185 |
| **Weighted average yield for securities held to maturity[2]** | 0.00% | 3.46% | 3.09% | 3.33% | 3.17% |

(1) Yields of tax-exempt securities are calculated on a fully taxable-equivalent ("FTE") basis.
(2) Yields are calculated based on the amortized cost of each security.

## Other-Than-Temporary Impairment

We evaluate all securities in an unrealized loss position at least on a quarterly basis, and more often as market conditions require, to assess whether the impairment is other-than-temporary. Our OTTI assessment is based on a discounted cash flow analysis which requires careful use of judgments and assumptions. A number of qualitative and quantitative criteria may be considered in our assessment as applicable, including the size and the nature of the portfolio; historical and projected performance such as prepayment, default and loss severity for the RMBS portfolio; recent credit events specific to the issuer and/or industry to which the issuer belongs; the payment structure of the security; external credit ratings of the issuer and any failure or delay of the issuer to make scheduled interest or principal payments; the value of underlying collateral; our intent and ability to hold the security for a long term; and current and projected market and macro-economic conditions.

For a debt security that has experienced a decline in the fair value below amortized cost basis, we recognize OTTI in earnings if we have the intent to sell the security, or if we believe it is more-likely-than-not that we will be required to sell in the near term. For those securities that we do not intend to sell or expect to be required to sell, an analysis is performed to determine if any of the impairment is due to credit or whether it is due to other factors, such as interest rates. Credit-related impairment is recognized in earnings, with the remaining unrealized non-credit related impairment recorded in AOCI. We determine the credit component based on the difference between the security's amortized cost basis and the present value of its expected cash flows, discounted based on the effective yield.

The table below presents activity for the years ended December 31, 2013, 2012 and 2011, related to the credit component of OTTI recognized in earnings on debt securities:

### Table 3.8 Credit Impairment Rollforward

| | Year Ended December 31, | | |
|---|---|---|---|
| **(Dollars in millions)** | **2013** | **2012** | **2011** |
| Credit loss component, beginning of period | **$120** | $ 68 | $49 |
| Additions: | | | |
| Initial credit impairment | **14** | 22 | 3 |
| Subsequent credit impairment | **27** | 30 | 18 |
| Total additions | **41** | 52 | 21 |
| Reductions: | | | |
| Payoff or sales of credit-impaired securities | **(1)** | 0 | (2) |
| Credit loss component, end of period | **$160** | $120 | $68 |

Gross unrealized losses on our investment securities have generally increased since December 31, 2012. We believe the unrealized losses related to investment securities for which we have not recognized credit impairment are primarily attributable to changes in market interest rates. In addition, we do not intend to sell these securities with unrealized losses, and it is not likely that we will be required to sell these securities prior to recovery of their amortized cost. Except for the securities reported in the table above for which credit losses have been recognized in earnings, we believe the securities with an unrealized loss in AOCI are not other than temporarily impaired as of December 31, 2013.

### Realized Gains and Losses on Securities

The following table presents the gross realized gains and losses on the sale and redemption of securities available for sale recognized in earnings for the years ended December 31, 2013, 2012 and 2011. The gross realized investment losses presented below exclude credit losses recognized in earnings attributable to OTTI. We also present the proceeds from the sale of securities available for sale for the periods presented. We did not sell any investment securities that are held to maturity.

#### Table 3.9: Realized Gains and Losses on Securities Available for Sale

| (Dollars in millions) | Year Ended December 31, 2013 | 2012 | 2011 |
|---|---|---|---|
| Gross realized investment gains | **$ 8** | $ 56 | $ 259 |
| Gross realized investment losses | **(1)** | (11) | 0 |
| Net realized gains | **$ 7** | $ 45 | $ 259 |
| Total proceeds from sales | **$2,539** | $16,894 | $9,169 |

### Securities Pledged and Received

As part of our liquidity management strategy, we pledge securities to secure borrowings from counterparties including the FHLB and the Federal Reserve Bank. We also pledge securities to secure trust and public deposits and for other purposes as required or permitted by law. We pledged securities available for sale with a fair value of $10.7 billion and $13.8 billion as of December 31, 2013 and 2012, respectively. We pledged securities held to maturity with a carrying value of $8.2 billion as of December 31, 2013, and we did not pledge any securities held to maturity as of December 31, 2012. Of the total securities pledged as collateral, we have encumbered $17.3 billion and $13.8 billion as of December 31, 2013, and 2012 respectively, primarily related to FHLB transactions and Public Fund deposits. We accepted pledges of securities with a fair value of $53 million and $238 million as of December 31, 2013 and 2012, respectively, primarily related to our derivative transactions.

### Securities Acquired

Our investment portfolio includes certain acquired debt securities that were deemed to be credit impaired at acquisition date. These securities are accounted for in accordance with accounting guidance for purchased credit-impaired debt securities.

#### *Outstanding Balance and Carrying Value of Acquired Securities*

The table below presents the outstanding contractual balance and the carrying value of the acquired credit-impaired debt securities as of December 31, 2013 and 2012.

#### Table 3.10: Outstanding Balance and Carrying Value of Acquired Securities

| (Dollars in millions) | December 31, 2013 | December 31, 2012 |
|---|---|---|
| Contractual principal and interest | **$4,700** | $5,242 |
| Carrying value | **2,896** | 2,887 |
| Amortized Cost | **2,432** | 2,585 |

***Changes in Accretable Yield of Acquired Securities***

The following table presents changes in the accretable yield related to the acquired credit-impaired debt securities:

**Table 3.11: Changes in Accretable Yield of Acquired Securities**

| (Dollars in millions) | Purchased Credit-Impaired Securities |
|---|---|
| Accretable yield as of December 31, 2011 | $ 0 |
| Additions from new acquisitions[1] | 1,743 |
| Accretion recognized in earnings | (202) |
| Reductions due to disposals, transfers, and other | 0 |
| Net reclassifications (to)/from nonaccretable difference | (29) |
| Accretable yield as of December 31, 2012 | **$1,512** |
| Additions from new acquisitions | **88** |
| Accretion recognized in earnings | **(247)** |
| Reduction due to disposals, transfers, and other | **(2)** |
| Net reclassifications (to)/from nonaccretable difference | **72** |
| Accretable yield as of December 31, 2013 | **$1,423** |

[1] Includes securities acquired in the ING Direct acquisition as well as other securities purchased.

## NOTE 4—LOANS

### Loan Portfolio Composition

Our total loan portfolio consists of loans held for investment, loans held for sale and loans underlying our securitization trust. Our loan portfolio, by segment, consists of credit card, consumer banking and commercial banking loans. Credit card loans consist of domestic and international credit card loans as well as installment loans. Consumer banking loans consist of auto, home, and retail banking loans. Commercial banking loans consist of commercial and multifamily real estate, commercial and industrial, and small-ticket commercial real estate loans.

***Loans Acquired in Business Acquisitions***

*Loans Acquired and Accounted for Based on Expected Cash Flows*

Our portfolio of loans held for investment includes loans acquired in the CCB, ING Direct and 2012 U.S. card acquisitions. These loans were recorded at fair value at the date of each acquisition.

Acquired Loans accounted for based on expected cash flows to be collected was $28.6 billion as of December 31, 2013, compared with $37.1 billion as of December 31, 2012.

We regularly update our estimate of the amount of expected principal and interest to be collected from these loans and evaluate the results on an aggregated pool basis for loans with common risk characteristics. Probable decreases in expected cash flows would trigger the recognition of a loan loss through our provision for credit losses. Probable and significant increases in expected cash flows would first reverse any previously recorded allowance for loan and lease losses established subsequent to acquisition, with any remaining increase in expected cash flows recognized prospectively in interest income over the remaining estimated life of the underlying loans. We reduced the allowance and provision for credit losses by $19 million for the year ended December 31, 2013 and increased the allowance and provision for credit losses by $31 million for the year ended December 31, 2012 related to certain pools of Acquired Loans. The allowance on Acquired Loans totaled $38 million and $57 million as of December 31, 2013 and 2012, respectively. The credit performance of the remaining pools has generally been more favorable than expected, which has resulted in the reclassification of amounts from the nonaccretable difference to the accretable yield.

*Loans Acquired and Accounted for Based on Contractual Cash Flows*

Of the loans acquired in the 2012 U.S. card acquisition, at acquisition there were $26.2 billion of loans designated as held for investment that had revolving privileges at acquisition and were, therefore, accounted for based on contractual cash flows. These loans were recorded at a fair value of $26.9 billion, resulting in a net premium of $705 million at acquisition. We are required to amortize the $705 million net premium as an adjustment to interest income over the remaining life of the loans. Given the guidance applicable to purchased revolving loans, it was necessary to record an allowance through provision for credit losses to properly recognize an estimate of incurred losses on the existing principal balances. At acquisition, we recorded a provision for credit losses of $1.2 billion to establish an initial allowance primarily related to these loans. The allowance was calculated using the same methodology utilized for determining the allowance for our existing credit card portfolio. The provision for credit losses of $1.2 billion is included in the total provision for credit losses of $4.4 billion recorded during 2012 as indicated in "Note 5—Allowance for Loan and Lease Losses".

Excluded from the amounts above were purchased revolving loans from the 2012 U.S. card acquisition with a fair value of $471 million that we designated as held for sale at acquisition. We closed on the sale of these receivables in the third quarter of 2012.

Table 4.1 below presents the composition of our portfolio of loans held for investment, which includes restricted loans for securitization investors, as of December 31, 2013 and 2012.

**Table 4.1: Loan Portfolio Composition**

| (Dollars in millions) | December 31, 2013 | December 31, 2012 |
|---|---|---|
| **Credit Card:** | | |
| Domestic credit card loans | **$ 72,932** | $ 82,328 |
| International credit card loans | **8,050** | 8,614 |
| Total credit card loans | **80,982** | 90,942 |
| Domestic installment loans | **323** | 813 |
| Total credit card | **81,305** | 91,755 |
| **Consumer Banking:** | | |
| Auto | **31,857** | 27,123 |
| Home loan | **35,282** | 44,100 |
| Retail banking | **3,623** | 3,904 |
| Total consumer banking | **70,762** | 75,127 |
| **Commercial Banking:**[1] | | |
| Commercial and multifamily real estate | **20,750** | 17,732 |
| Commercial and industrial | **23,309** | 19,892 |
| Total commercial lending | **44,059** | 37,624 |
| Small-ticket commercial real estate | **952** | 1,196 |
| Total commercial banking | **45,011** | 38,820 |
| **Other:** | | |
| Other loans | **121** | 187 |
| Total loans | **$197,199** | $205,889 |

(1) Includes construction loans and land development loans totaling $2.0 billion and $2.1 billion as of December 31, 2013 and 2012, respectively.

On February 19, 2013, we announced the Portfolio Sale of loans that we acquired in the 2012 U.S. card acquisition. We reclassified the assets subject to the sale agreement, which included loans of approximately $7 billion as of the date of the transfer, to the held for sale category from the held for investment category in the first quarter of 2013.

We transferred the net assets subject to the sale agreement to the held for sale category upon meeting the pertinent criteria for this classification during the first quarter of 2013. The loan portfolio was transferred to held for sale based upon the carrying value of the loans, including the transfer of the allowance for loan losses. All other net assets subject to the sale agreement were transferred to held for sale at fair value less costs to sell. During the held for sale period, we continued to recognize interest and fee income on the transferred loans, and did not recognize any impacts from charge-offs and recoveries unless these net charge-offs exceeded the associated transferred allowance for loan losses. The amortization and accretion on the related intangibles ceased upon the transfer to the held for sale category. The Portfolio Sale was completed on September 6, 2013. We recognized $26 million of lower of cost or fair value adjustments related to the portfolio assets.

We had total loans held for sale of $218 million and $201 million as of December 31, 2013 and 2012, respectively.

## Credit Quality

We closely monitor economic conditions and loan performance trends to manage and evaluate our exposure to credit risk. Trends in delinquency ratios are an indicator, among other considerations, of credit risk within our loan portfolios. The level of nonperforming assets represents another indicator of the potential for future credit losses. Accordingly, key metrics we track and use in evaluating the credit quality of our loan portfolio include delinquency and nonperforming asset rates, as well as charge-off rates and our internal risk ratings of larger balance, commercial loans.

The following table summarizes the payment status of loans in our total loan portfolio, including an aging of delinquent loans, loans 90 days or more past due that continue to accrue interest and loans classified as nonperforming. We present the information below on the credit performance of our loan portfolio, by major loan category, including key metrics that we use in tracking changes in the credit quality of each of our loan portfolios. The delinquency aging includes all past due loans, both performing and nonperforming, as of December 31, 2013 and 2012.

### Table 4.2: Credit Quality

| | December 31, 2013 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| (Dollars in millions) | Current | 30-59 Days | 60-89 Days | > 90 Days | Total Delinquent Loans | Acquired Loans | Total Loans | > 90 Days and Accruing[1] | Nonperforming Loans[1] |
| **Credit Card:** | | | | | | | | | |
| Domestic credit card | $ 70,678 | $ 778 | $ 549 | $1,187 | $2,514 | $ 63 | $ 73,255 | $1,187 | $ 0 |
| International credit card | 7,683 | 141 | 85 | 141 | 367 | 0 | 8,050 | 96 | 88 |
| Total credit card | 78,361 | 919 | 634 | 1,328 | 2,881 | 63 | 81,305 | 1,283 | 88 |
| **Consumer Banking:** | | | | | | | | | |
| Auto | 29,477 | 1,519 | 662 | 194 | 2,375 | 5 | 31,857 | 0 | 194 |
| Home loan | 6,775 | 60 | 24 | 239 | 323 | 28,184 | 35,282 | 0 | 376 |
| Retail banking | 3,535 | 21 | 8 | 23 | 52 | 36 | 3,623 | 2 | 41 |
| Total consumer banking | 39,787 | 1,600 | 694 | 456 | 2,750 | 28,225 | 70,762 | 2 | 611 |
| **Commercial Banking:** | | | | | | | | | |
| Commercial and multifamily real estate | 20,602 | 17 | 11 | 36 | 64 | 84 | 20,750 | 2 | 52 |
| Commercial and industrial | 23,023 | 69 | 1 | 38 | 108 | 178 | 23,309 | 4 | 93 |
| Total commercial lending | 43,625 | 86 | 12 | 74 | 172 | 262 | 44,059 | 6 | 145 |
| Small-ticket commercial real estate | 941 | 8 | 2 | 1 | 11 | 0 | 952 | 0 | 4 |
| Total commercial banking | 44,566 | 94 | 14 | 75 | 183 | 262 | 45,011 | 6 | 149 |
| **Other:** | | | | | | | | | |
| Other loans | 102 | 4 | 2 | 13 | 19 | 0 | 121 | 0 | 19 |
| Total | $162,816 | $2,617 | $1,344 | $1,872 | $5,833 | $28,550 | $197,199 | $1,291 | $867 |
| % of Total loans | 82.5% | 1.3% | 0.8% | 0.9% | 3.0% | 14.5% | 100.0% | 0.7% | 0.4% |

| | December 31, 2012 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| (Dollars in millions) | Current | 30-59 Days | 60-89 Days | > 90 Days | Total Delinquent Loans | Acquired Loans | Total Loans | ≥ 90 Days and Accruing[1] | Nonperforming Loans[1] |
| **Credit Card:** | | | | | | | | | |
| Domestic credit card | $ 79,852 | $ 932 | $ 659 | $1,410 | $3,001 | $ 288 | $ 83,141 | $1,410 | $ 0 |
| International credit card | 8,227 | 145 | 89 | 153 | 387 | 0 | 8,614 | 100 | 100 |
| Total credit card | 88,079 | 1,077 | 748 | 1,563 | 3,388 | 288 | 91,755 | 1,510 | 100 |
| **Consumer Banking:** | | | | | | | | | |
| Auto | 25,057 | 1,341 | 559 | 149 | 2,049 | 17 | 27,123 | 0 | 149 |
| Home loan | 7,317 | 63 | 29 | 288 | 380 | 36,403 | 44,100 | 0 | 422 |
| Retail banking | 3,789 | 26 | 10 | 45 | 81 | 34 | 3,904 | 1 | 71 |
| Total consumer banking | 36,163 | 1,430 | 598 | 482 | 2,510 | 36,454 | 75,127 | 1 | 642 |
| **Commercial Banking:** | | | | | | | | | |
| Commercial and multifamily real estate | 17,357 | 64 | 77 | 107 | 248 | 127 | 17,732 | 2 | 137 |
| Commercial and industrial | 19,525 | 57 | 3 | 75 | 135 | 232 | 19,892 | 14 | 133 |
| Total commercial lending | 36,882 | 121 | 80 | 182 | 383 | 359 | 37,624 | 16 | 270 |
| Small-ticket commercial real estate | 1,153 | 28 | 9 | 6 | 43 | 0 | 1,196 | 0 | 12 |
| Total commercial banking | 38,035 | 149 | 89 | 188 | 426 | 359 | 38,820 | 16 | 282 |
| **Other:** | | | | | | | | | |
| Other loans | 118 | 8 | 5 | 23 | 36 | 33 | 187 | 0 | 30 |
| Total | $162,395 | $2,664 | $1,440 | $2,256 | $6,360 | $37,134 | $205,889 | $1,527 | $1,054 |
| % of Total loans | 78.9% | 1.3% | 0.7% | 1.1% | 3.1% | 18.0% | 100.0% | 0.7% | 0.5% |

(1) Nonperforming loans generally include loans that have been placed on nonaccrual status. Acquired Loans are excluded from loans reported as 90 days and accruing interest as well as nonperforming loans.

### *Credit Card*

Our credit card loan portfolio is generally highly diversified across millions of accounts and multiple geographies without significant individual exposures. We therefore generally manage credit risk on a portfolio basis. The risk in our credit card portfolio is correlated with broad economic trends, such as unemployment rates, gross domestic product ("GDP"), and home values, as well as customer liquidity, which can have a material effect on credit performance. The primary factors we assess in monitoring the credit quality and risk of our credit card portfolio are delinquency and charge-off trends, including an analysis of the migration of loans between delinquency categories over time. The table below displays the geographic profile of our credit card loan portfolio and delinquency statistics as of December 31, 2013 and 2012. We also present comparative net charge-offs for the years ended December 31, 2013 and 2012.

**Table 4.3: Credit Card: Risk Profile by Geographic Region and Delinquency Status**

| | December 31, 2013 | | | | | |
|---|---|---|---|---|---|---|
| (Dollars in millions) | Loans | % of Total[1] | Acquired Loans | % of Total[1] | Total | % of Total[1] |
| **Domestic credit card and installment loans:** | | | | | | |
| California | $ 7,934 | 9.8% | $ 6 | 0.0% | $ 7,940 | 9.8% |
| New York | 5,271 | 6.5 | 6 | 0.0 | 5,277 | 6.5 |
| Texas | 4,989 | 6.1 | 4 | 0.0 | 4,993 | 6.1 |
| Florida | 4,321 | 5.3 | 4 | 0.0 | 4,325 | 5.3 |
| Illinois | 3,600 | 4.4 | 3 | 0.0 | 3,603 | 4.4 |
| Pennsylvania | 3,439 | 4.2 | 3 | 0.0 | 3,442 | 4.2 |
| Ohio | 2,963 | 3.6 | 2 | 0.0 | 2,965 | 3.6 |
| New Jersey | 2,734 | 3.4 | 2 | 0.0 | 2,736 | 3.4 |
| Michigan | 2,593 | 3.2 | 2 | 0.0 | 2,595 | 3.2 |
| Other | 35,348 | 43.5 | 31 | 0.1 | 35,379 | 43.6 |
| Total domestic credit card and installment loans | 73,192 | 90.0 | 63 | 0.1 | 73,255 | 90.1 |
| **International credit card:** | | | | | | |
| United Kingdom | 3,547 | 4.4 | 0 | 0.0 | 3,547 | 4.4 |
| Canada | 4,503 | 5.5 | 0 | 0.0 | 4,503 | 5.5 |
| Total international credit card | 8,050 | 9.9 | 0 | 0.0 | 8,050 | 9.9 |
| Total credit card and installment loans | $81,242 | 99.9% | $63 | 0.1% | $81,305 | 100.0% |
| **Selected credit metrics:** | | | | | | |
| 30+ day delinquencies[2] | $ 2,864 | 3.52% | $17 | 0.02% | $ 2,881 | 3.54% |
| 90+ day delinquencies[2] | 1,321 | 1.62 | 7 | 0.01 | 1,328 | 1.63 |

| | December 31, 2012 | | | | | |
|---|---|---|---|---|---|---|
| (Dollars in millions) | Loans | % of Total[(1)] | Acquired Loans | % of Total[(1)] | Total | % of Total[(1)] |
| **Domestic credit card and installment loans:** | | | | | | |
| California | $ 9,245 | 10.0% | $ 31 | 0.1% | $ 9,276 | 10.1% |
| Texas | 5,910 | 6.5 | 23 | 0.0 | 5,933 | 6.5 |
| New York | 5,846 | 6.4 | 23 | 0.0 | 5,869 | 6.4 |
| Florida | 4,835 | 5.3 | 17 | 0.0 | 4,852 | 5.3 |
| Illinois | 4,100 | 4.5 | 15 | 0.0 | 4,115 | 4.5 |
| Pennsylvania | 3,861 | 4.2 | 14 | 0.0 | 3,875 | 4.2 |
| Ohio | 3,351 | 3.6 | 12 | 0.0 | 3,363 | 3.6 |
| New Jersey | 3,060 | 3.3 | 10 | 0.0 | 3,070 | 3.3 |
| Michigan | 2,917 | 3.2 | 11 | 0.0 | 2,928 | 3.2 |
| Other | 39,728 | 43.3 | 132 | 0.2 | 39,860 | 43.5 |
| Total domestic credit card and installment loans | 82,853 | 90.3 | 288 | 0.3 | 83,141 | 90.6 |
| **International credit card:** | | | | | | |
| United Kingdom | 3,678 | 4.0 | 0 | 0.0 | 3,678 | 4.0 |
| Canada | 4,936 | 5.4 | 0 | 0.0 | 4,936 | 5.4 |
| Total international credit card | 8,614 | 9.4 | 0 | 0.0 | 8,614 | 9.4 |
| Total credit card and installment loans | $91,467 | 99.7% | $288 | 0.3% | $91,755 | 100.0% |
| **Selected credit metrics:** | | | | | | |
| 30+ day delinquencies[(2)] | $ 3,326 | 3.62% | $ 62 | 0.07% | $ 3,388 | 3.69% |
| 90+ day delinquencies[(2)] | 1,530 | 1.67 | 33 | 0.03 | 1,563 | 1.70 |

(1) Percentages by geographic region within the domestic and international credit card portfolios are calculated based on the total held-for-investment credit card loans as of the end of the reported period.

(2) Delinquency rates calculated by dividing delinquent credit card loans by the total balance of credit card loans held for investment as of the end of the reported period.

### Table 4.4: Credit Card: Net Charge-offs

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2013 | | 2012 | |
| (Dollars in millions) | Amount | Rate[(1)] | Amount | Rate[(1)] |
| **Net charge-offs:** | | | | |
| Domestic credit card | **$2,904** | **4.08%** | $2,532 | 3.53% |
| International credit card | **381** | **4.78** | 412 | 4.98 |
| Total | **$3,285** | **4.15%** | $2,944 | 3.68% |

(1) Calculated for each loan category by dividing net charge-offs for the period by average loans held for investment during the period.

The 30+ day delinquency rate for our entire credit card loan portfolio decreased to 3.54% as of December 31, 2013, from 3.69% as of December 31, 2012, reflecting underlying credit improvement trends.

***Consumer Banking***

Our consumer banking loan portfolio consists of auto, home loan and retail banking loans. Similar to our credit card loan portfolio, the risk in our consumer banking loan portfolio is correlated with broad economic trends, such as unemployment rates, GDP, and home values, as well as customer liquidity, all of which can have a material effect on credit performance. Delinquency, nonperforming loans and charge-off trends are key factors we assess in monitoring the credit quality and risk of our consumer banking loan portfolio. The table below displays the geographic profile of our consumer banking loan portfolio, including Acquired Loans. We also present the delinquency and nonperforming loan rates of our consumer banking loan portfolio, excluding Acquired Loans, as of December 31, 2013 and 2012, and net charge-offs for 2013 and 2012.

**Table 4.5: Consumer Banking: Risk Profile by Geographic Region, Delinquency Status and Performing Status**

| | December 31, 2013 | | | | | |
|---|---|---|---|---|---|---|
| | Loans | | Acquired Loans | | Total | |
| (Dollars in millions) | Loans | % of Total[1] | Loans | % of Total[1] | Loans | % of Total[1] |
| **Auto:** | | | | | | |
| Texas | $ 4,736 | 6.7% | $ 0 | 0.0% | $ 4,736 | 6.7% |
| California | 3,297 | 4.7 | 0 | 0.0 | 3,297 | 4.7 |
| Florida | 2,076 | 2.9 | 0 | 0.0 | 2,076 | 2.9 |
| Georgia | 1,709 | 2.4 | 0 | 0.0 | 1,709 | 2.4 |
| Louisiana | 1,677 | 2.4 | 0 | 0.0 | 1,677 | 2.4 |
| Illinois | 1,291 | 1.8 | 0 | 0.0 | 1,291 | 1.8 |
| Ohio | 1,267 | 1.8 | 0 | 0.0 | 1,267 | 1.8 |
| Other | 15,799 | 22.3 | 5 | 0.0 | 15,804 | 22.3 |
| Total auto | 31,852 | 45.0 | 5 | 0.0 | 31,857 | 45.0 |
| **Home loan:** | | | | | | |
| California | 1,010 | 1.5 | 7,153 | 10.1 | 8,163 | 11.6 |
| New York | 1,502 | 2.1 | 1,265 | 1.8 | 2,767 | 3.9 |
| Illinois | 88 | 0.1 | 2,183 | 3.1 | 2,271 | 3.2 |
| Maryland | 418 | 0.6 | 1,495 | 2.1 | 1,913 | 2.7 |
| New Jersey | 362 | 0.5 | 1,409 | 2.0 | 1,771 | 2.5 |
| Virginia | 351 | 0.5 | 1,367 | 1.9 | 1,718 | 2.4 |
| Florida | 177 | 0.3 | 1,477 | 2.1 | 1,654 | 2.4 |
| Other | 3,190 | 4.5 | 11,835 | 16.7 | 15,025 | 21.2 |
| Total home loan | 7,098 | 10.1 | 28,184 | 39.8 | 35,282 | 49.9 |
| **Retail banking:** | | | | | | |
| Louisiana | 1,234 | 1.7 | 0 | 0.0 | 1,234 | 1.7 |
| New York | 859 | 1.2 | 0 | 0.0 | 859 | 1.2 |
| Texas | 772 | 1.1 | 0 | 0.0 | 772 | 1.1 |
| New Jersey | 280 | 0.4 | 0 | 0.0 | 280 | 0.4 |
| Maryland | 125 | 0.1 | 17 | 0.1 | 142 | 0.2 |
| Virginia | 96 | 0.1 | 12 | 0.0 | 108 | 0.1 |
| California | 37 | 0.1 | 0 | 0.0 | 37 | 0.1 |
| Other | 184 | 0.3 | 7 | 0.0 | 191 | 0.3 |
| Total retail banking | 3,587 | 5.0 | 36 | 0.1 | 3,623 | 5.1 |
| Total consumer banking | $42,537 | 60.1% | $28,225 | 39.9% | $70,762 | 100.0% |

| | December 31, 2013 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Auto | | Home Loan | | Retail Banking | | Total Consumer Banking | |
| (Dollars in millions) | Amount | Adjusted Rate[2] | Amount | Adjusted Rate[2] | Amount | Adjusted Rate[2] | Amount | Adjusted Rate[2] |
| **Credit performance:** | | | | | | | | |
| 30+ day delinquencies | $2,375 | 7.46% | $323 | 4.55% | $52 | 1.46% | $2,750 | 6.47% |
| 90+ day delinquencies | 194 | 0.61 | 239 | 3.37 | 23 | 0.66 | 456 | 1.07 |
| Nonperforming loans | 194 | 0.61 | 376 | 5.29 | 41 | 1.15 | 611 | 1.44 |

| | December 31, 2012 | | | | | |
|---|---|---|---|---|---|---|
| | Loans | | Acquired Loans | | Total | |
| (Dollars in millions) | Loans | % of Total[1] | Loans | % of Total[1] | Loans | % of Total[1] |
| **Auto:** | | | | | | |
| Texas | $ 4,317 | 5.7% | $ 0 | 0.0% | $ 4,317 | 5.7% |
| California | 2,676 | 3.6 | 0 | 0.0 | 2,676 | 3.6 |
| Florida | 1,621 | 2.1 | 0 | 0.0 | 1,621 | 2.1 |
| Louisiana | 1,504 | 2.0 | 0 | 0.0 | 1,504 | 2.0 |
| Georgia | 1,404 | 1.9 | 0 | 0.0 | 1,404 | 1.9 |
| Illinois | 1,134 | 1.5 | 0 | 0.0 | 1,134 | 1.5 |
| Ohio | 1,032 | 1.4 | 0 | 0.0 | 1,032 | 1.4 |
| Other | 13,418 | 17.8 | 17 | 0.1 | 13,435 | 17.9 |
| Total auto | 27,106 | 36.0 | 17 | 0.1 | 27,123 | 36.1 |
| **Home loan:** | | | | | | |
| California | 1,168 | 1.6 | 9,098 | 12.1 | 10,266 | 13.7 |
| New York | 1,678 | 2.2 | 1,598 | 2.1 | 3,276 | 4.3 |
| Illinois | 102 | 0.1 | 2,875 | 3.8 | 2,977 | 3.9 |
| Maryland | 403 | 0.5 | 1,878 | 2.5 | 2,281 | 3.0 |
| New Jersey | 402 | 0.5 | 1,717 | 2.3 | 2,119 | 2.8 |
| Virginia | 342 | 0.5 | 1,748 | 2.3 | 2,090 | 2.8 |
| Florida | 183 | 0.3 | 1,863 | 2.5 | 2,046 | 2.8 |
| Other | 3,419 | 4.6 | 15,626 | 20.8 | 19,045 | 25.4 |
| Total home loan | 7,697 | 10.3 | 36,403 | 48.4 | 44,100 | 58.7 |
| **Retail banking:** | | | | | | |
| Louisiana | 1,447 | 1.9 | 0 | 0.0 | 1,447 | 1.9 |
| New York | 864 | 1.2 | 0 | 0.0 | 864 | 1.2 |
| Texas | 844 | 1.1 | 0 | 0.0 | 844 | 1.1 |
| New Jersey | 312 | 0.4 | 0 | 0.0 | 312 | 0.4 |
| Maryland | 96 | 0.1 | 20 | 0.1 | 116 | 0.2 |
| Virginia | 78 | 0.1 | 9 | 0.0 | 87 | 0.1 |
| California | 47 | 0.1 | 0 | 0.0 | 47 | 0.1 |
| Other | 182 | 0.2 | 5 | 0.0 | 187 | 0.2 |
| Total retail banking | 3,870 | 5.1 | 34 | 0.1 | 3,904 | 5.2 |
| Total consumer banking | $38,673 | 51.4% | $36,454 | 48.6% | $75,127 | 100.0% |

| | December 31, 2012 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Auto | | Home Loan | | Retail Banking | | Total Consumer Banking | |
| (Dollars in millions) | Amount | Adjusted Rate[2] | Amount | Adjusted Rate[2] | Amount | Adjusted Rate[2] | Amount | Adjusted Rate[2] |
| **Credit performance:**[2] | | | | | | | | |
| 30+ day delinquencies | $2,049 | 7.56% | $380 | 4.94% | $81 | 2.09% | $2,510 | 6.49% |
| 90+ day delinquencies | 149 | 0.55 | 288 | 3.74 | 45 | 1.16 | 482 | 1.25 |
| Nonperforming loans | 149 | 0.55 | 422 | 5.48 | 71 | 1.83 | 642 | 1.66 |

(1) Percentages by geographic region are calculated based on the total held-for-investment consumer banking loans as of the end of the reported period.

(2) Credit performance statistics exclude Acquired Loans, which were recorded at fair value at acquisition.

**Table 4.6: Consumer Banking: Net Charge-offs**

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2013 | | 2012 | |
| (Dollars in millions) | Amount | Rate[1] | Amount | Rate[1] |
| **Net charge-offs:** | | | | |
| Auto | **$546** | **1.85%** | $414 | 1.66% |
| Home Loan | **16** | **0.04** | 52 | 0.12 |
| Retail Banking | **54** | **1.46** | 65 | 1.57 |
| Total Consumer Banking | **$616** | **0.85%** | $531 | 0.74% |

(1) Calculated for each loan category by dividing net charge-offs for the period by average loans held for investment during the period.

*Home Loan*

Our home loan portfolio consists of both first-lien and second-lien residential mortgage loans. In evaluating the credit quality and risk of our home loan portfolio, we continually monitor a variety of mortgage loan characteristics that may affect the default experience on our overall home loan portfolio, such as vintage, geographic concentrations, lien priority and product type. Certain loan concentrations have experienced higher delinquency rates as a result of the significant decline in home prices since the home price peak in 2006 and the rise in unemployment. These loan concentrations include loans originated between 2006 and 2008 in an environment of decreasing home sales, broadly declining home prices and more relaxed underwriting standards and loans. The following table presents the distribution of our home loan portfolio as of December 31, 2013 and 2012, based on selected key risk characteristics.

**Table 4.7: Home Loan: Risk Profile by Vintage, Geography, Lien Priority and Interest Rate Type**

| | December 31, 2013 | | | | | |
|---|---|---|---|---|---|---|
| | Loans | | Acquired Loans | | Total Home Loans | |
| (Dollars in millions) | Amount | % of Total[1] | Amount | % of Total[1] | Amount | % of Total[1] |
| Origination year: | | | | | | |
| < = 2006 | $3,389 | 9.6% | $ 6,490 | 18.4% | $ 9,879 | 28.0% |
| 2007 | 363 | 1.0 | 5,276 | 14.9 | 5,639 | 15.9 |
| 2008 | 212 | 0.6 | 4,084 | 11.6 | 4,296 | 12.2 |
| 2009 | 129 | 0.4 | 2,531 | 7.2 | 2,660 | 7.6 |
| 2010 | 142 | 0.4 | 4,251 | 12.1 | 4,393 | 12.5 |
| 2011 | 259 | 0.7 | 4,655 | 13.2 | 4,914 | 13.9 |
| 2012 | 1,918 | 5.4 | 805 | 2.3 | 2,723 | 7.7 |
| 2013[3] | 686 | 2.0 | 92 | 0.2 | 778 | 2.2 |
| Total | $7,098 | 20.1% | $28,184 | 79.9% | $35,282 | 100.0% |
| Geographic concentration:[2] | | | | | | |
| California | $1,010 | 2.9% | $ 7,153 | 20.3% | $ 8,163 | 23.2% |
| New York | 1,502 | 4.2 | 1,265 | 3.6 | 2,767 | 7.8 |
| Illinois | 88 | 0.2 | 2,183 | 6.2 | 2,271 | 6.4 |
| Maryland | 418 | 1.2 | 1,495 | 4.2 | 1,913 | 5.4 |
| New Jersey | 362 | 1.0 | 1,409 | 4.0 | 1,771 | 5.0 |
| Virginia | 351 | 1.0 | 1,367 | 3.9 | 1,718 | 4.9 |
| Florida | 177 | 0.5 | 1,477 | 4.2 | 1,654 | 4.7 |
| Arizona | 91 | 0.3 | 1,439 | 4.1 | 1,530 | 4.4 |
| Washington | 100 | 0.3 | 1,302 | 3.7 | 1,402 | 4.0 |
| Louisiana | 1,282 | 3.6 | 47 | 0.1 | 1,329 | 3.7 |
| Other | 1,717 | 4.9 | 9,047 | 25.6 | 10,764 | 30.5 |
| Total | $7,098 | 20.1% | $28,184 | 79.9% | $35,282 | 100.0% |
| Lien type: | | | | | | |
| 1st lien | $6,020 | 17.1% | $27,768 | 78.7% | $33,788 | 95.8% |
| 2nd lien | 1,078 | 3.0 | 416 | 1.2 | 1,494 | 4.2 |
| Total | $7,098 | 20.1% | $28,184 | 79.9% | $35,282 | 100.0% |
| Interest rate type: | | | | | | |
| Fixed rate | $2,478 | 7.0% | $ 3,434 | 9.7% | $ 5,912 | 16.7% |
| Adjustable rate | 4,620 | 13.1 | 24,750 | 70.2 | 29,370 | 83.3 |
| Total | $7,098 | 20.1% | $28,184 | 79.9% | $35,282 | 100.0% |

| | December 31, 2012 | | | | | |
|---|---|---|---|---|---|---|
| | Loans | | Acquired Loans | | Total Home Loans | |
| (Dollars in millions) | Amount | % of Total[1] | Amount | % of Total[1] | Amount | % of Total[1] |
| Origination year: | | | | | | |
| < = 2006 | $4,104 | 9.3% | $ 7,723 | 17.5% | $11,827 | 26.8% |
| 2007 | 446 | 1.0 | 6,189 | 14.0 | 6,635 | 15.0 |
| 2008 | 257 | 0.6 | 5,210 | 11.8 | 5,467 | 12.4 |
| 2009 | 167 | 0.4 | 3,438 | 7.8 | 3,605 | 8.2 |
| 2010 | 188 | 0.4 | 6,024 | 13.7 | 6,212 | 14.1 |
| 2011 | 324 | 0.7 | 6,705 | 15.2 | 7,029 | 15.9 |
| 2012 | 2,211 | 5.1 | 1,114 | 2.5 | 3,325 | 7.6 |
| Total | $7,697 | 17.5% | $36,403 | 82.5% | $44,100 | 100.0% |
| Geographic concentration:[2] | | | | | | |
| California | $1,168 | 2.7% | $ 9,098 | 20.6% | $10,266 | 23.3% |
| New York | 1,678 | 3.8 | 1,598 | 3.6 | 3,276 | 7.4 |
| Illinois | 102 | 0.2 | 2,875 | 6.5 | 2,977 | 6.7 |
| Maryland | 403 | 0.9 | 1,878 | 4.3 | 2,281 | 5.2 |
| New Jersey | 402 | 0.9 | 1,717 | 3.9 | 2,119 | 4.8 |
| Virginia | 342 | 0.8 | 1,748 | 4.0 | 2,090 | 4.8 |
| Florida | 183 | 0.4 | 1,863 | 4.2 | 2,046 | 4.6 |
| Arizona | 95 | 0.2 | 1,828 | 4.1 | 1,923 | 4.3 |
| Washington | 113 | 0.3 | 1,766 | 4.0 | 1,879 | 4.3 |
| Colorado | 126 | 0.3 | 1,594 | 3.6 | 1,720 | 3.9 |
| Other | 3,085 | 7.0 | 10,438 | 23.7 | 13,523 | 30.7 |
| Total | $7,697 | 17.5% | $36,403 | 82.5% | $44,100 | 100.0% |
| Lien type: | | | | | | |
| 1st lien | $6,502 | 14.8% | $35,905 | 81.4% | $42,407 | 96.2% |
| 2nd lien | 1,195 | 2.7 | 498 | 1.1 | 1,693 | 3.8 |
| Total | $7,697 | 17.5% | $36,403 | 82.5% | $44,100 | 100.0% |
| Interest rate type: | | | | | | |
| Fixed rate | $2,534 | 5.8% | $ 4,037 | 9.1% | $ 6,571 | 14.9% |
| Adjustable rate | 5,163 | 11.7 | 32,366 | 73.4 | 37,529 | 85.1 |
| Total | $7,697 | 17.5% | $36,403 | 82.5% | $44,100 | 100.0% |

(1) Percentages within each risk category are calculated based on total home loans held for investment.
(2) Represents the ten states in which we have the highest concentration of home loans.
(3) The Acquired Loans origination balance in 2013 is related to refinancing of previously acquired home loans.

### *Commercial Banking*

We evaluate the credit risk of commercial loans individually and use a risk-rating system to determine the credit quality of our commercial loans. We assign internal risk ratings to loans based on relevant information about the ability of borrowers to service their debt. In determining the risk rating of a particular loan, among the factors considered are the borrower's current financial condition, historical credit performance, projected future credit performance, prospects for support from financially responsible guarantors, the estimated realizable value of any collateral and current economic trends. The ratings scale based on our internal risk-rating system is as follows:

- *Noncriticized:* Loans that have not been designated as criticized, frequently referred to as "pass" loans.
- *Criticized performing:* Loans in which the financial condition of the obligor is stressed, affecting earnings, cash flows or collateral values. The borrower currently has adequate capacity to meet near-term obligations; however, the stress, left unabated, may result in deterioration of the repayment prospects at some future date.
- *Criticized nonperforming:* Loans that are not adequately protected by the current net worth and paying capacity of the obligor or the collateral pledged, if any. Loans classified as criticized nonperforming have a well-defined weakness, or weaknesses, which jeopardize the repayment of the debt. These loans are characterized by the distinct possibility that we will sustain a credit loss if the deficiencies are not corrected and are generally placed on nonaccrual status.

We use our internal risk-rating system for regulatory reporting, determining the frequency of review of the credit exposures and evaluation and determination of the allowance for commercial loans. Loans of $1 million or more designated as criticized performing and criticized nonperforming are reviewed quarterly by management for further deterioration or improvement to determine if they are appropriately classified/graded and whether impairment exists. Noncriticized loans greater than $1 million are specifically reviewed, at least annually, to determine the appropriate loan grading. In addition, during the renewal process of any loan or if a loan becomes past due, we evaluate the risk rating.

The following table presents the geographic distribution and internal risk ratings of our commercial loan portfolio as of December 31, 2013 and 2012.

**Table 4.8: Commercial Banking: Risk Profile by Geographic Region and Internal Risk Rating**

| | December 31, 2013 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (Dollars in millions) | Commercial and Multifamily Real Estate | % of Total[1] | Commercial and Industrial | % of Total[1] | Small-ticket Commercial Real Estate | % of Total[1] | Total Commercial | % of Total[1] |
| **Geographic concentration:**[2] | | | | | | | | |
| Loans: | | | | | | | | |
| Northeast | $14,543 | 70.1% | $ 5,800 | 24.9% | $582 | 61.3% | $20,925 | 46.4% |
| Mid-Atlantic | 2,130 | 10.3 | 1,432 | 6.1 | 33 | 3.4 | 3,595 | 8.0 |
| South | 2,539 | 12.2 | 10,940 | 46.9 | 58 | 6.0 | 13,537 | 30.1 |
| Other | 1,454 | 7.0 | 4,959 | 21.3 | 279 | 29.3 | 6,692 | 14.9 |
| Loans | 20,666 | 99.6 | 23,131 | 99.2 | 952 | 100.0 | 44,749 | 99.4 |
| Acquired Loans | 84 | 0.4 | 178 | 0.8 | 0 | 0.0 | 262 | 0.6 |
| Total | $20,750 | 100.0% | $23,309 | 100.0% | $952 | 100.0% | $45,011 | 100.0% |
| **Internal risk rating:**[3] | | | | | | | | |
| Loans: | | | | | | | | |
| Noncriticized | $20,204 | 97.4% | $22,448 | 96.3% | $941 | 98.9% | $43,593 | 96.9% |
| Criticized performing | 409 | 2.0 | 590 | 2.5 | 8 | 0.8 | 1,007 | 2.2 |
| Criticized nonperforming | 53 | 0.2 | 93 | 0.4 | 3 | 0.3 | 149 | 0.3 |
| Loans | 20,666 | 99.6 | 23,131 | 99.2 | 952 | 100.0 | 44,749 | 99.4 |
| **Acquired Loans:** | | | | | | | | |
| Noncriticized | 72 | 0.3 | 158 | 0.7 | 0 | 0.0 | 230 | 0.5 |
| Criticized performing | 12 | 0.1 | 20 | 0.1 | 0 | 0.0 | 32 | 0.1 |
| Total Acquired Loans | 84 | 0.4 | 178 | 0.8 | 0 | 0.0 | 262 | 0.6 |
| Total | $20,750 | 100.0% | $23,309 | 100.0% | $952 | 100.0% | $45,011 | 100.0% |

| | December 31, 2012 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (Dollars in millions) | Commercial and Multifamily Real Estate | % of Total[1] | Commercial and Industrial | % of Total[1] | Small-ticket Commercial Real Estate | % of Total[1] | Total Commercial | % of Total[1] |
| **Geographic concentration:**[2] | | | | | | | | |
| Loans: | | | | | | | | |
| Northeast | $13,299 | 75.0% | $ 5,460 | 27.4% | $ 723 | 60.5% | $19,482 | 50.2% |
| Mid-Atlantic | 1,398 | 7.9 | 1,149 | 5.8 | 47 | 3.9 | 2,594 | 6.7 |
| South | 2,055 | 11.6 | 9,182 | 46.2 | 72 | 6.0 | 11,309 | 29.1 |
| Other | 853 | 4.8 | 3,869 | 19.4 | 354 | 29.6 | 5,076 | 13.1 |
| Loans | 17,605 | 99.3 | 19,660 | 98.8 | 1,196 | 100.0 | 38,461 | 99.1 |
| Acquired Loans | 127 | 0.7 | 232 | 1.2 | 0 | 0.0 | 359 | 0.9 |
| Total | $17,732 | 100.0% | $19,892 | 100.0% | $1,196 | 100.0% | $38,820 | 100.0% |
| **Internal risk rating:**[3] | | | | | | | | |
| Loans: | | | | | | | | |
| Noncriticized | $16,614 | 93.7% | $19,073 | 95.9% | $1,152 | 96.3% | $36,839 | 94.9% |
| Criticized performing | 853 | 4.8 | 454 | 2.3 | 33 | 2.8 | 1,340 | 3.5 |
| Criticized nonperforming | 138 | 0.8 | 133 | 0.6 | 11 | 0.9 | 282 | 0.7 |
| Loans | 17,605 | 99.3 | 19,660 | 98.8 | 1,196 | 100.0 | 38,461 | 99.1 |
| **Acquired Loans:** | | | | | | | | |
| Noncriticized | 77 | 0.4 | 228 | 1.2 | 0 | 0.0 | 305 | 0.8 |
| Criticized performing | 50 | 0.3 | 4 | 0.0 | 0 | 0.0 | 54 | 0.1 |
| Total Acquired Loans | 127 | 0.7 | 232 | 1.2 | 0 | 0.0 | 359 | 0.9 |
| Total | $17,732 | 100.0% | $19,892 | 100.0% | $1,196 | 100.0% | $38,820 | 100.0% |

(1) Percentages calculated based on total held-for-investment commercial loans in each respective loan category as of the end of the reported period.

(2) Northeast consists of CT, ME, MA, NH, NJ, NY, PA and VT. Mid-Atlantic consists of DE, DC, MD, VA and WV. South consists of AL, AR, FL, GA, KY, LA, MS, MO, NC, SC, TN and TX.

(3) Criticized exposures correspond to the "Special Mention," "Substandard" and "Doubtful" asset categories defined by banking regulatory authorities.

## Impaired Loans

The following table presents information about our impaired loans, excluding Acquired Loans, which are reported separately and discussed below as of December 31, 2013 and 2012:

### Table 4.9: Impaired Loans[1]

| | December 31, 2013 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (Dollars in millions) | With an Allowance | Without an Allowance | Total Recorded Investment | Related Allowance | Net Recorded Investment | Unpaid Principal Balance | Average Recorded Investment | Interest Income Recognized |
| **Credit card and installment loans:** | | | | | | | | |
| Domestic credit card and installment loans | $ 609 | $ 0 | $ 609 | $154 | $ 455 | $ 593 | $ 647 | $ 66 |
| International credit card | 171 | 0 | 171 | 107 | 64 | 164 | 170 | 11 |
| Total credit card and installment loans[2] | 780 | 0 | 780 | 261 | 519 | 757 | 817 | 77 |
| **Consumer Banking:** | | | | | | | | |
| Auto[3] | 169 | 186 | 355 | 16 | 340 | 590 | 335 | 62 |
| Home loan | 244 | 150 | 394 | 18 | 375 | 561 | 418 | 7 |
| Retail banking | 46 | 40 | 86 | 10 | 76 | 105 | 92 | 1 |
| Total consumer banking | 459 | 376 | 835 | 44 | 791 | 1,256 | 845 | 70 |
| **Commercial Banking:** | | | | | | | | |
| Commercial and multifamily real estate | 89 | 49 | 138 | 13 | 125 | 162 | 217 | 1 |
| Commercial and industrial | 94 | 91 | 185 | 12 | 173 | 220 | 219 | 1 |
| Total commercial lending | 183 | 140 | 323 | 25 | 298 | 382 | 436 | 2 |
| Small-ticket commercial real estate | 2 | 4 | 6 | 0 | 6 | 7 | 16 | 0 |
| Total commercial banking | 185 | 144 | 329 | 25 | 304 | 389 | 452 | 2 |
| Total | $1,424 | $ 520 | $1,944 | $ 330 | $1,614 | $ 2,402 | $2,114 | $149 |

| (Dollars in millions) | December 31, 2012 With an Allowance | Without an Allowance | Total Recorded Investment | Related Allowance | Net Recorded Investment | Unpaid Principal Balance | Average Recorded Investment | Interest Income Recognized |
|---|---|---|---|---|---|---|---|---|
| **Credit card and installment loans:** | | | | | | | | |
| Domestic credit card and installment loans | $ 701 | $ 0 | $ 701 | $230 | $ 471 | $ 678 | $ 687 | $ 70 |
| International credit card | 172 | 0 | 172 | 101 | 71 | 164 | 192 | 11 |
| Total credit card and installment loans[(2)] | 873 | 0 | 873 | 331 | 542 | 842 | 879 | 81 |
| **Consumer Banking:** | | | | | | | | |
| Auto[(3)] | 169 | 159 | 328 | 20 | 308 | 606 | 130 | 31 |
| Home loan | 145 | 0 | 145 | 13 | 132 | 167 | 120 | 4 |
| Retail banking | 61 | 35 | 96 | 7 | 89 | 118 | 88 | 3 |
| Total consumer banking | 375 | 194 | 569 | 40 | 529 | 891 | 338 | 38 |
| **Commercial Banking:** | | | | | | | | |
| Commercial and multifamily real estate | 168 | 112 | 280 | 32 | 248 | 315 | 353 | 8 |
| Commercial and industrial | 152 | 92 | 244 | 22 | 222 | 277 | 227 | 6 |
| Total commercial lending | 320 | 204 | 524 | 54 | 470 | 592 | 580 | 14 |
| Small-ticket commercial real estate | 3 | 11 | 14 | 1 | 13 | 21 | 23 | 0 |
| Total commercial banking | 323 | 215 | 538 | 55 | 483 | 613 | 603 | 14 |
| Total | $1,571 | $409 | $1,980 | $426 | $1,554 | $2,346 | $1,820 | $133 |

(1) Impaired Loans above include TDRs, all Commercial NPL's, and Home Loans NPL's with a specific impairment starting in 2013.
(2) Credit card and installment loans include finance charges and fees.
(3) Although auto loans from Loan Recovery Inventory ("LRI") are not included in our loans held for investment, they are included as impaired loans above since they are reported as TDRs.

Troubled debt restructuring loans accounted for $1.7 billion and $1.8 billion of impaired loans as of December 31, 2013 and 2012, respectively. Consumer TDR loans classified as performing totaled $1.1 billion and $1.2 billion as of December 31, 2013 and 2012, respectively. Commercial TDR loans classified as performing totaled $180 million and $253 million as of December 31, 2013 and 2012, respectively.

As part of our loan modifications to borrowers experiencing financial difficulty, we may provide multiple concessions to minimize our economic loss and improve long-term loan performance and collectability. The following tables present the types, amounts and financial effects of loans modified and accounted for as troubled debt restructurings during the period:

**Table 4.10: Troubled Debt Restructurings**

| | Year Ended December 31, 2013 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | Reduced Interest Rate | | Term Extension | | Balance Reduction | | |
| (Dollars in millions) | Total Loans Modified(1) | % of TDR Activity(2)(8) | Average Rate Reduction(3) | % of TDR Activity(4)(8) | Average Term Extension (Months)(5) | % of TDR Activity(6)(8) | Gross Balance Reduction(7) |
| **Credit Card:** | | | | | | | |
| Domestic credit card | $ 311 | 100% | 11.62% | 0% | 0 | 0% | $ 0 |
| International credit card | 187 | 100 | 24.95 | 0 | 0 | 0 | 0 |
| Total credit card | 498 | 100 | 16.64 | 0 | 0 | 0 | 0 |
| **Consumer Banking:** | | | | | | | |
| Auto | 274 | 31 | 1.37 | 55 | 9 | 45 | 109 |
| Home loan | 98 | 22 | 2.89 | 20 | 127 | 21 | 4 |
| Retail banking | 30 | 6 | 3.68 | 58 | 7 | 0 | 0 |
| Total consumer banking | 402 | 27 | 1.72 | 46 | 21 | 36 | 113 |
| **Commercial Banking:** | | | | | | | |
| Commercial and multifamily real estate | 53 | 23 | 1.74 | 77 | 16 | 0 | 0 |
| Commercial and industrial | 47 | 0 | 0.00 | 79 | 6 | 0 | 0 |
| Total commercial lending | 100 | 12 | 1.74 | 78 | 11 | 0 | 0 |
| Small-ticket commercial real estate | 8 | 0 | 0.00 | 0 | 0 | 0 | 0 |
| Total commercial banking | 108 | 11 | 1.74 | 72 | 11 | 0 | 0 |
| Total | $1,008 | 61% | 13.73% | 26% | 18 | 14% | $113 |

| | | Year Ended December 31, 2012 | | | | | |
|---|---|---|---|---|---|---|---|
| | | Reduced Interest Rate | | Term Extension | | Balance Reduction | |
| (Dollars in millions) | Total Loans Modified[(1)] | % of TDR Activity[(2)(8)] | Average Rate Reduction[(3)] | % of TDR Activity[(4)(8)] | Average Term Extension (Months)[(5)] | % of TDR Activity[(6)(8)] | Gross Balance Reduction[(7)] |
| **Credit Card:** | | | | | | | |
| Domestic credit card | $ 353 | 100% | 11.45% | 0% | 0 | 0% | $ 0 |
| International credit card | 218 | 100 | 23.71 | 0 | 0 | 0 | 0 |
| Total credit card | 571 | 100 | 15.64 | 0 | 0 | 0 | 0 |
| **Consumer Banking:** | | | | | | | |
| Auto | 338 | 51 | 6.71 | 69 | 8 | 50 | 219 |
| Home loan | 62 | 65 | 2.50 | 75 | 128 | 45 | 10 |
| Retail banking | 28 | 3 | 2.67 | 96 | 9 | 0 | 0 |
| Total consumer banking | 428 | 50 | 5.90 | 72 | 26 | 46 | 229 |
| **Commercial Banking:** | | | | | | | |
| Commercial and multifamily real estate | 62 | 38 | 2.18 | 90 | 16 | 0 | 0 |
| Commercial and industrial | 131 | 7 | 3.90 | 87 | 13 | 0 | 0 |
| Total commercial lending | 193 | 17 | 2.67 | 88 | 14 | 0 | 0 |
| Small-ticket commercial real estate | 0 | 0 | 0.00 | 0 | 0 | 0 | 0 |
| Total commercial banking | 193 | 17 | 2.67 | 88 | 14 | 0 | 0 |
| Total | $1,192 | 69% | 12.56% | 40% | 22 | 16% | $229 |

(1) Represents total loans modified and accounted for as a TDR during the period. Paydowns, charge-offs and any other changes in the loan carrying value subsequent to the loan entering TDR status are not reflected.

(2) Percentage of loans modified and accounted for as a TDR during the period that were granted a reduced interest rate.

(3) Weighted average interest rate reduction for those loans that received an interest rate concession.

(4) Percentage of loans modified and accounted for as a TDR during the period that were granted a maturity date extension.

(5) Weighted average change in maturity date for those loans that received a maturity date extension.

(6) Percentage of loans modified and accounted for as a TDR during the period that were granted forgiveness or forbearance of a portion of their balance.

(7) Total amount represents the gross balance forgiven. For loans modified in bankruptcy, the gross balance reduction represents collateral value write downs associated with the discharge of the borrower's obligations.

(8) Due to multiple concessions granted to some troubled borrowers, percentages may total more than 100% for certain loan types.

## TDR—Subsequent Payment Defaults of Completed TDR Modifications

The following table presents the type, number and amount of loans accounted for as TDRs that experienced a payment default during the period and had completed a modification event in the twelve months prior to the payment default. A payment default occurs if the loan is either 90 days or more delinquent or the loan has been charged-off as of the end of the period presented.

### Table 4.11: TDR—Subsequent Payment Defaults

| | Year Ended December 31, 2013 | | Year Ended December 31, 2012 | |
|---|---|---|---|---|
| (Dollars in millions) | Number of Contracts | Total Loans | Number of Contracts | Total Loans |
| **Credit Card:** | | | | |
| Domestic credit card | **41,859** | **$ 72** | 43,103 | $ 85 |
| International credit card[(1)] | **47,688** | **138** | 48,663 | 164 |
| Total credit card | **89,547** | **210** | 91,766 | 249 |
| **Consumer Banking:** | | | | |
| Auto | **9,525** | **68** | 4,364 | 39 |
| Home loan | **33** | **3** | 99 | 7 |
| Retail banking | **126** | **7** | 107 | 11 |
| Total consumer banking | **9,684** | **78** | 4,570 | 57 |
| **Commercial Banking:** | | | | |
| Commercial and multifamily real estate | **14** | **23** | 8 | 10 |
| Commercial and industrial | **24** | **22** | 23 | 18 |
| Total commercial lending | **38** | **45** | 31 | 28 |
| Small-ticket commercial real estate | **4** | **0** | 3 | 2 |
| Total commercial banking | **42** | **45** | 34 | 30 |
| Total | **99,273** | **$333** | 96,370 | $336 |

(1) The regulatory regime in the U.K. requires U.K. credit card businesses to accept payment plan proposals even when the proposed payments are less than the contractual minimum amount. As a result, loans entering long-term TDR payment programs in the U.K. typically continue to age and ultimately charge-off even when fully in compliance with the TDR program terms.

## Acquired Loans Accounted for Based on Expected Cash Flows

### *Outstanding Balance and Carrying Value of Acquired Loans*

The table below presents the outstanding contractual balance and the carrying value of loans from the CCB, ING Direct and 2012 U.S. card acquisitions accounted for based on expected cash flows as of December 31, 2013 and 2012. The table displays separately loans considered credit-impaired at acquisition and loans not considered credit-impaired at acquisition.

**Table 4.12: Acquired Loans Accounted for Based on Expected Cash Flows**

| (Dollars in millions) | December 31, 2013 | | | December 31, 2012 | | |
|---|---|---|---|---|---|---|
| | Total | Impaired Loans | Non-Impaired Loans | Total | Impaired Loans | Non-Impaired Loans |
| Contractual balance | **$30,565** | **$5,016** | **$25,549** | $39,321 | $6,195 | $33,126 |
| Carrying value[1] | **28,580** | **3,285** | **25,295** | 37,109 | 4,069 | 33,040 |

(1) Includes $38 million and $57 million of allowance for these loans as of December 31, 2013 and 2012, respectively.

***Changes in Accretable Yield***

The following table presents changes in the accretable yield on loans related to the CCB, ING Direct, and 2012 U.S. card acquisitions:

**Table 4.13: Changes in Accretable Yield on Acquired Loans**

| (Dollars in millions) | Total Loans | Impaired Loans | Non-Impaired Loans |
|---|---|---|---|
| Accretable yield as of December 31, 2011 | $ 1,752 | $1,566 | $ 186 |
| Acquired Loans accretable yield[1] | 5,616 | 306 | 5,310 |
| Accretion recognized in earnings | (1,316) | (390) | (926) |
| Reclassifications from nonaccretable difference for loans with improving cash flows[2][3] | 860 | 448 | 412 |
| Reductions in accretable yield for non-credit related changes in expected cash flows[4] | (704) | (31) | (673) |
| Accretable yield as of December 31, 2012 | $ 6,208 | $1,899 | $4,309 |
| Accretion recognized in earnings | **(1,182)** | **(427)** | **(755)** |
| Reclassifications from nonaccretable difference for loans with improving cash flows[2] | **1,005** | **629** | **376** |
| Increases/(Reductions) in accretable yield for non-credit related changes in expected cash flows[4] | **389** | **13** | **376** |
| Accretable yield as of December 31, 2013 | **$ 6,420** | **$2,114** | **$4,306** |

(1) Includes revised acquisition date accretable yield for ING Direct Acquired Loans.
(2) Represents increases in accretable yields for those pools with increases that are primarily the result of improved credit performance.
(3) Includes the implementation of the 2012 OCC update to the Bank Accounting Advisory Series, which requires write-down of performing consumer loans restructured in bankruptcy to collateral value. Includes reductions of $28 million and $44 million for purchased credit-impaired loans and non-impaired loans, respectively.
(4) Represents changes in accretable yields for those pools that are driven primarily by changes in actual and estimated prepayments.

We reduced the allowance through our provision for loan losses related to these loans by $19 million for the year ended December 31, 2013 and increased the allowance by $31 million for the year ended December 31, 2012. The allowance on these Acquired Loans totaled $38 million and $57 million as of December 31, 2013 and 2012, respectively.

## Unfunded Lending Commitments

We manage the potential risk in credit commitments by limiting the total amount of arrangements, both by individual customer and in total, by monitoring the size and maturity structure of these portfolios and by applying the same credit standards for all of our credit activities. Unused credit card lines available to our customers totaled $276.7 billion and $298.9 billion as of December 31, 2013 and 2012, respectively. While these amounts represented the total available unused credit card lines, we have not experienced and do not anticipate that all of our customers will access their entire available line at any given point in time.

In addition to available unused credit card lines, we enter into commitments to extend credit that are legally binding conditional agreements having fixed expirations or termination dates and specified interest rates and purposes. These commitments generally require customers to maintain certain credit standards. Collateral requirements and loan-to-value ("LTV") ratios are the same as those for funded transactions and are established based on management's credit assessment of the customer. These commitments may expire without being drawn upon; therefore, the total commitment amount does not necessarily represent future funding requirements. The outstanding unfunded commitments to extend credit, other than credit card lines, were approximately $20.9 billion and $17.5 billion as of December 31, 2013 and 2012, respectively.

## Finance Charge and Fee Reserves

We continue to accrue finance charges and fees on credit card loans until the account is charged-off. Our methodology for estimating the uncollectible portion of billed finance charges and fees is consistent with the methodology we use to estimate the allowance for incurred principal losses on our credit card loan receivables. Revenue was reduced by $796 million, $937 million and $371 million in 2013, 2012 and 2011, respectively, for the estimated uncollectible portion of billed finance charges and fees. The finance charge and fee reserve totaled $190 million as of December 31, 2013, compared with $307 million as of December 31, 2012.

## Loans Held for Sale

We also originated $2.1 billion, $1.6 billion and $954 million of conforming residential mortgage loans and commercial multifamily real estate loans in 2013, 2012 and 2011, respectively. We retained servicing on 92% of these loans sold in both 2013 and 2012 , and we retained servicing on 91% of these loans sold in 2011.

# NOTE 5—ALLOWANCE FOR LOAN AND LEASE LOSSES

We maintain an allowance for loan and lease losses that represents management's best estimate of incurred loan and lease losses inherent in our held-for-investment portfolio as of each balance sheet date. In addition to the allowance for loan and lease losses, we also estimate probable losses related to unfunded lending commitments, such as letters of credit, financial guarantees, and binding unfunded loan commitments. The provision for unfunded lending commitments is included in the provision for credit losses on our consolidated statements of income and the related reserve for unfunded lending commitments is included in other liabilities on our consolidated balance sheets.

See "Note 1—Summary of Significant Accounting Policies" for further discussion on the methodologies and policies for determining our allowance for loan and lease losses for each of our loan portfolio segments.

## Allowance for Loan and Lease Losses Activity

The allowance for loan and lease losses is increased through the provision for credit losses and reduced by net charge-offs. The provision for credit losses, which is charged to earnings, reflects credit losses we believe have been incurred and will eventually be reflected over time in our charge-offs. Charge-offs of uncollectible amounts are deducted from the allowance and subsequent recoveries are included. The table below summarizes changes in the allowance for loan and lease losses, by portfolio segment, for the years ended December 31, 2013 and 2012:

### Table 5.1: Allowance for Loan and Lease Losses

| (Dollars in millions) | Credit Card | Consumer: Auto | Consumer: Home Loan | Consumer: Retail Banking | Consumer: Total Consumer | Commercial | Other[1] | Total Allowance | Unfunded Lending Commitments Reserve | Combined Allowance & Unfunded Reserve |
|---|---|---|---|---|---|---|---|---|---|---|
| Balance as of December 31, 2011 | $ 2,847 | $ 391 | $ 98 | $163 | $ 652 | $ 715 | $ 36 | $ 4,250 | $ 66 | $ 4,316 |
| Provision for credit losses | 4,061 | 509 | 67 | 14 | 590 | (240) | 35 | 4,446 | (31) | 4,415 |
| Charge-offs | (4,159) | (631) | (77) | (89) | (797) | (94) | (43) | (5,093) | 0 | (5,093) |
| Recoveries | 1,215 | 217 | 25 | 24 | 266 | 52 | 5 | 1,538 | 0 | 1,538 |
| Net charge-offs | (2,944) | (414) | (52) | (65) | (531) | (42) | (38) | (3,555) | 0 | (3,555) |
| Other changes[2] | 15 | 0 | 0 | 0 | 0 | 0 | 0 | 15 | 0 | 15 |
| Balance as of December 31, 2012 | $ 3,979 | $ 486 | $113 | $112 | $ 711 | $ 433 | $ 33 | $ 5,156 | $ 35 | $ 5,191 |
| Provision for credit losses | **2,824** | **665** | **(14)** | **5** | **656** | **(76)** | **(3)** | **3,401** | **52** | **3,453** |
| Charge-offs | **(4,542)** | **(784)** | **(26)** | **(78)** | **(888)** | **(49)** | **(26)** | **(5,505)** | **0** | **(5,505)** |
| Recoveries | **1,257** | **238** | **10** | **24** | **272** | **35** | **7** | **1,571** | **0** | **1,571** |
| Net charge-offs | **(3,285)** | **(546)** | **(16)** | **(54)** | **(616)** | **(14)** | **(19)** | **(3,934)** | **0** | **(3,934)** |
| Other changes[2] | **(304)** | **1** | **0** | **0** | **1** | **(5)** | **0** | **(308)** | **0** | **(308)** |
| Balance as of December 31, 2013 | **$ 3,214** | **$ 606** | **$ 83** | **$ 63** | **$ 752** | **$ 338** | **$ 11** | **$ 4,315** | **$ 87** | **$ 4,402** |

(1) Other consists of our discontinued GreenPoint mortgage operations loan portfolio and our community redevelopment loan portfolio.

(2) Consists of a reduction in the allowance of $289 million, which was attributable to the Portfolio Sale, in the first quarter of 2013. It also contains a foreign translation and other adjustment of $19 million and $15 million in 2013 and 2012, respectively.

## Components of Allowance for Loan and Lease Losses by Impairment Methodology

The table below presents the components of our allowance for loan and lease losses, by loan category and impairment methodology, and the recorded investment of the related loans as of December 31, 2013 and 2012:

### Table 5.2: Components of Allowance for Loan and Lease Losses by Impairment Methodology

| | December 31, 2013 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | Consumer | | | | | | |
| (Dollars in millions) | Credit Card | Auto | Home Loan | Retail Banking | Total Consumer | Commercial | Other | Total |
| **Allowance for loan and lease losses by impairment methodology:** | | | | | | | | |
| Collectively evaluated[1] | $ 2,953 | $ 590 | $ 27 | $ 53 | $ 670 | $ 313 | $ 11 | $ 3,947 |
| Asset-specific[2] | 261 | 16 | 18 | 10 | 44 | 25 | 0 | 330 |
| Acquired Loans[3] | 0 | 0 | 38 | 0 | 38 | 0 | 0 | 38 |
| Total allowance for loan and lease losses | $ 3,214 | $ 606 | $ 83 | $ 63 | $ 752 | $ 338 | $ 11 | $ 4,315 |
| **Held-for-investment loans by impairment methodology:** | | | | | | | | |
| Collectively evaluated[1] | $80,462 | $31,683 | $ 6,704 | $3,501 | $41,888 | $44,420 | $ 121 | $166,891 |
| Asset-specific[2] | 780 | 169 | 394 | 86 | 649 | 329 | 0 | 1,758 |
| Acquired Loans[3] | 63 | 5 | 28,184 | 36 | 28,225 | 262 | 0 | 28,550 |
| Total held-for-investment loans | $81,305 | $31,857 | $35,282 | $3,623 | $70,762 | $45,011 | $ 121 | $197,199 |
| Allowance as a percentage of period-end held-for-investment loans | 3.95% | 1.90% | 0.24% | 1.74% | 1.06% | 0.75% | 9.09% | 2.19% |

| | December 31, 2012 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | Consumer | | | | | | |
| (Dollars in millions) | Credit Card | Auto | Home Loan | Retail Banking | Total Consumer | Commercial | Other | Total |
| **Allowance for loan and lease losses by impairment methodology:** | | | | | | | | |
| Collectively evaluated[1] | $ 3,648 | $ 466 | $ 47 | $ 104 | $ 617 | $ 376 | $ 32 | $ 4,673 |
| Asset-specific[2] | 331 | 20 | 13 | 7 | 40 | 54 | 1 | 426 |
| Acquired Loans[3] | 0 | 0 | 53 | 1 | 54 | 3 | 0 | 57 |
| Total allowance for loan and lease losses | $ 3,979 | $ 486 | $ 113 | $ 112 | $ 711 | $ 433 | $ 33 | $ 5,156 |
| **Held-for-investment loans by impairment methodology:** | | | | | | | | |
| Collectively evaluated[1] | $90,594 | $26,778 | $ 7,552 | $3,774 | $38,104 | $37,923 | $ 154 | $166,775 |
| Asset-specific[2] | 873 | 328 | 145 | 96 | 569 | 538 | 0 | 1,980 |
| Acquired Loans[3] | 288 | 17 | 36,403 | 34 | 36,454 | 359 | 33 | 37,134 |
| Total held-for-investment loans | $91,755 | $27,123 | $44,100 | $3,904 | $75,127 | $38,820 | $ 187 | $205,889 |
| Allowance as a percentage of period-end held-for-investment loans | 4.34% | 1.79% | 0.26% | 2.87% | 0.95% | 1.12% | 17.65% | 2.50% |

(1) The component of the allowance for credit card and other consumer loans that we collectively evaluate for impairment is based on a statistical calculation. The component of the allowance for commercial loans, which we collectively evaluate for impairment, is based on historical loss experience for loans with similar characteristics and consideration of credit quality supplemented by management judgment and interpretation.

(2) The asset-specific component of the allowance for smaller-balance impaired loans is calculated on a pool basis using historical loss experience for the respective class of assets. The asset-specific component of the allowance for larger-balance commercial loans is individually calculated for each loan.

(3) The Acquired Loans component of the allowance is accounted for based on expected cash flows. See "Note 4 – Loans" for details on these loans.

## NOTE 6—VARIABLE INTEREST ENTITIES AND SECURITIZATIONS

In the normal course of business, we enter into various types of transactions with entities that are considered to be VIEs. Our primary involvement with VIEs has been related to our securitization transactions in which we transferred assets from our balance sheet to securitization trusts. We have primarily securitized credit card loans and home loans, which have provided a source of funding for us and enabled us to transfer a certain portion of the economic risk of the loans or debt securities to third parties.

The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and is required to consolidate the VIE. The vast majority of the VIEs in which we are involved have been consolidated in our financial statements.

### Summary of Consolidated and Unconsolidated VIEs

The table below presents a summary of VIEs, aggregated based on VIEs with similar characteristics, in which we had continuing involvement or held a variable interest as of December 31, 2013 and 2012. We separately present information for consolidated and unconsolidated VIEs.

For consolidated VIEs, we present the carrying amount of assets and liabilities reflected on our consolidated balance sheets. The assets of consolidated VIEs primarily consist of cash and loans, which we report on our consolidated balance sheets under restricted cash and restricted loans, respectively, for securitization investors. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs typically do not have recourse to the general credit of our company. The liabilities primarily consist of debt securities issued by the VIEs, which we report under securitized debt obligations. For unconsolidated VIEs, we present the carrying amount of assets and liabilities reflected on our consolidated balance sheets and our maximum exposure to loss. Our maximum exposure to loss is estimated based on the unlikely event that all of the assets in the VIEs became worthless and we were required to meet our maximum remaining funding obligations.

**Table 6.1: Carrying Amount of Consolidated and Unconsolidated VIEs**

| | December 31, 2013 | | | | |
|---|---|---|---|---|---|
| | Consolidated | | Unconsolidated | | |
| (Dollars in millions) | Carrying Amount of Assets | Carrying Amount of Liabilities | Carrying Amount of Assets | Carrying Amount of Liabilities | Maximum Exposure to Loss |
| **Securitization-related VIEs:** | | | | | |
| Credit card loan securitizations[1] | **$40,422** | **$12,671** | **$ 0** | **$ 0** | **$ 0** |
| Home loan securitizations[2] | **0** | **0** | **199** | **15** | **702** |
| Total securitization-related VIEs | **40,422** | **12,671** | **199** | **15** | **702** |
| **Other VIEs:** | | | | | |
| Affordable housing entities | **0** | **0** | **3,137** | **461** | **3,137** |
| Entities that provide capital to low-income and rural communities | **389** | **98** | **1** | **0** | **1** |
| Other | **1** | **1** | **95** | **0** | **95** |
| Total other VIEs | **390** | **99** | **3,233** | **461** | **3,233** |
| Total VIEs | **$40,812** | **$12,770** | **$3,432** | **$476** | **$3,935** |

| | December 31, 2012 | | | | |
|---|---|---|---|---|---|
| | Consolidated | | Unconsolidated | | |
| (Dollars in millions) | Carrying Amount of Assets | Carrying Amount of Liabilities | Carrying Amount of Assets | Carrying Amount of Liabilities | Maximum Exposure to Loss |
| **Securitization-related VIEs:** | | | | | |
| Credit card loan securitizations[1] | $44,238 | $13,488 | $ 0 | $ 0 | $ 0 |
| Home loan securitizations[2] | 41 | 38 | 212 | 17 | 712 |
| Other asset securitizations[1] | 19 | 19 | 0 | 0 | 0 |
| Total securitization-related VIEs | 44,298 | 13,545 | 212 | 17 | 712 |
| **Other VIEs:** | | | | | |
| Affordable housing entities | 0 | 0 | 2,390 | 414 | 2,390 |
| Entities that provide capital to low-income and rural communities | 375 | 88 | 6 | 4 | 6 |
| Other | 1 | 0 | 201 | 86 | 201 |
| Total other VIEs | 376 | 88 | 2,597 | 504 | 2,597 |
| Total VIEs | $44,674 | $13,633 | $2,809 | $521 | $3,309 |

(1) Represents the gross assets and liabilities owned by the VIE, which includes seller's interest and retained and repurchased notes held by other related parties.

(2) The carrying amount of assets of unconsolidated securitization-related VIEs consists of retained interests associated with the securitization of option-adjustable rate mortgage loans ("option-arms") and letters of credit related to manufactured housing securitizations. These are reported on our consolidated balance sheets under other assets. The carrying amount of liabilities of unconsolidated securitization-related VIEs is comprised of obligations on certain swap agreements associated with the securitization of manufactured housing loans.

## Securitization-related VIEs

In a securitization transaction, assets from our balance sheet are transferred to a trust we establish, which typically meets the definition of a VIE. Our continuing involvement in the majority of our securitization transactions consists primarily of holding certain retained interests and acting as the primary servicer. We have the option to repurchase receivables from the trust if the outstanding balance of the receivables falls to a level where the cost exceeds the benefits of servicing such receivables. In some cases, we are contractually required to exercise the repurchase option if the primary servicer fails to do so. We also may have exposure associated with contractual obligations to repurchase previously transferred loans due to breaches of representations and warranties. See "Note 20—Commitments, Contingencies, Guarantees, and Others" for information related to reserves we have established for our potential mortgage representation and warranty exposure.

The table below presents the securitization-related VIEs in which we had continuing involvement as of December 31, 2013 and December 31, 2012:

### Table 6.2: Continuing Involvement in Securitization-Related VIEs

| | Non-Mortgage | | | Mortgage | |
|---|---|---|---|---|---|
| (Dollars in millions) | Credit Card | Other Loan | Option Arm | GreenPoint HELOCs | GreenPoint Manufactured Housing |
| **December 31, 2013:** | | | | | |
| Securities held by third-party investors | **$10,289** | **$ 0** | **$2,320** | **$122** | **$ 994** |
| Receivables in the trust | **39,548** | **0** | **2,399** | **116** | **1,000** |
| Cash balance of spread or reserve accounts | **3** | **0** | **8** | **N/A** | **144** |
| Retained interests | **Yes** | **No** | **Yes** | **Yes** | **Yes** |
| Servicing retained | **Yes** | **No** | **Yes(1)** | **Yes(1)** | **No(2)** |
| Amortization event(3) | **No** | **No** | **No** | **No** | **No** |
| **December 31, 2012:** | | | | | |
| Securities held by third-party investors | $11,347 | $ 13 | $2,702 | $158 | $1,117 |
| Receivables in the trust | 43,811 | 19 | 2,794 | 151 | 1,123 |
| Cash balance of spread or reserve accounts | 0 | 0 | 8 | 0 | 164 |
| Retained interests | Yes | Yes | Yes | Yes | Yes |
| Servicing retained | Yes | Yes | Yes(1) | Yes(1) | No(2) |
| Amortization event(3) | No | No | No | Yes | No |

(1) We continue to service some of the outstanding balance of securitized mortgage receivables.
(2) The core servicing activities for the manufactured housing securitizations are done by a third party.
(3) Amortization events vary according to each specific trust agreement but generally are triggered by declines in performance or credit metrics such as charge-off rates or delinquency rates below certain predetermined thresholds. Generally, the occurrence of an amortization event changes the sequencing and amount of trust-related cash flows to the benefit of senior noteholders.

### *Non-Mortgage Securitizations*

As of December 31, 2013 and 2012, we were deemed to be the primary beneficiary of all of our non-mortgage securitization trusts. Accordingly, all of these trusts have been consolidated in our financial statements.

***Mortgage Securitizations***

*Option-ARM Loans*

We had previously securitized option-ARM mortgage loans by transferring the mortgage loans to securitization trusts that had issued mortgage-backed securities to investors. The outstanding balance of debt securities held by third-party investors related to our mortgage loan securitization trusts was $2.3 billion and $2.7 billion as of December 31, 2013 and 2012, respectively.

We continue to service some of the outstanding balance of securitized mortgage receivables. We also retain rights to future cash flows arising from the receivables, the most significant being certificated interest-only bonds issued by the trusts. We generally estimate the fair value of these retained interests based on the estimated present value of expected future cash flows from securitized and sold receivables, using our best estimates of the key assumptions which include credit losses, prepayment speeds and discount rates commensurate with the risks involved. For the trusts that we continue to service, we do not consolidate these entities because we do not have the right to receive benefits that could potentially be significant nor the obligation to absorb losses that could potentially be significant to the trusts. For the remaining trusts, for which we no longer service the underlying mortgage loans, we do not consolidate these entities because we do not have the power to direct the activities that most significantly impact the economic performance of the trusts.

In connection with the securitization of certain option-ARM loans, a third party is obligated to advance a portion of any "negative amortization" resulting from monthly payments that are less than the interest accrued for that payment period. We have an agreement in place with the third party that mirrors this advance requirement. The amount advanced is tracked through mortgage-backed securities retained as part of the securitization transaction. As advances occur, we record an asset in the form of negative amortization bonds, which are held at fair value in other assets on our consolidated balance sheets. Our maximum exposure is affected by rate caps and monthly payment change caps, but the funding obligation cannot exceed the difference between the original loan balance multiplied by a preset negative amortization cap and the current unpaid principal balance. We have also entered into certain derivative contracts related to the securitization activities. These are classified as free standing derivatives, with fair value adjustments recorded in non-interest income. See "Note 10—Derivative Instruments and Hedging Activities" for further details on these derivatives.

*GreenPoint Mortgage Home Equity Line of Credits ("HELOCs")*

Our discontinued wholesale mortgage banking unit, GreenPoint, previously sold home equity lines of credit in whole loan sales and subsequently acquired residual interests in certain trusts which securitized some of those loans. As the residual interest holder, GreenPoint is required to fund advances on the home equity lines of credit when certain performance triggers are met due to deterioration in asset performance. As of December 31, 2013 and 2012, we funded $29 million and $28 million in cumulative advances, respectively, which are generally expensed as funded due to the low likelihood of recovery. We also have unfunded commitments of $7 million and $8 million related to those interests for our non-consolidated VIEs as of December 31, 2013 and 2012, respectively. In the fourth quarter of 2013, we deconsolidated one of these trusts as a result of no longer being deemed the primary beneficiary due to our sale of loan servicing rights. The deconsolidation of the trust resulted in the removal of $33 million of assets and $30 million in liabilities from our consolidated balance sheets and a $3 million charge to our consolidated statements of income. As such, we no longer consolidate the trust because we either lack the power to direct the activities that most significantly impact the economic performance of the trust or because we do not have the right to receive benefits of the obligation to absorb losses that could potentially be significant to the trusts.

*GreenPoint Mortgage Manufactured Housing*

We retain the primary obligation for certain provisions of corporate guarantees, recourse sales and clean-up calls related to the discontinued manufactured housing operations of GreenPoint Credit LLC, which was sold to a third party in 2004. Although we are the primary obligor, recourse obligations related to aforementioned whole loan sales, commitments to exercise mandatory clean-up calls on certain securitization transactions and servicing were transferred to a third party in the sale transaction. We do not consolidate the trusts used for the securitization of manufactured housing loans because we do not have the power to direct the activities that most significantly impact the economic performance of the trusts since we no longer service the loans.

We were required to fund letters of credit in 2004 to cover losses and are obligated to fund future amounts under swap agreements for certain transactions. We have the right to receive any funds remaining in the letters of credit after the securities are released. The amount available under the letters of credit was $144 million and $164 million as of December 31, 2013 and 2012, respectively. The fair value of the expected residual balances on the funded letters of credit was $43 million and $50 million as of December 31, 2013 and 2012, respectively, and is included in other assets on the consolidated balance sheets.

The unpaid principal balance of manufactured housing securitization transactions where we are the residual interest holder was $1.0 billion and $1.1 billion as of December 31, 2013 and 2012, respectively. In the event the third party servicer does not fulfill on its obligation to exercise the clean-up calls on certain transactions, the obligation reverts to us and we would assume approximately $420 million of loans receivable upon our execution of the clean-up call with the requirement to absorb any losses on the loans receivable.

We monitor the underlying assets for trends in delinquencies and related losses and review the purchaser's financial strength as well as servicing performance. These factors are considered in assessing the adequacy of the liabilities established for these obligations and the valuations of the assets.

**Other VIEs**

***Affordable Housing Entities***

As part of our community reinvestment initiatives, we invest in private investment funds that make equity investments in multi-family affordable housing properties. We receive affordable housing tax credits for these investments. The activities of these entities are financed with a combination of invested equity capital and debt. For those investment funds considered to be VIEs, we are not required to consolidate them if we do not have the power to direct the activities that most significantly impact the economic performance of those entities. We record our interests in these unconsolidated VIEs in loans held for investment, other assets and other liabilities on our consolidated balance sheets. As of December 31, 2013 and 2012 our interests consisted of assets of approximately $3.1 billion and $2.4 billion, respectively. Our maximum exposure to these entities is limited to our variable interests in the entities and was $3.1 billion as of December 31, 2013. The creditors of the VIEs have no recourse to our general credit and we do not provide additional financial or other support during the period that we were not previously contractually required to provide. The total assets of the unconsolidated investment funds that were VIEs as of December 31, 2013 and 2012 were approximately $9.9 billion and $7.7 billion, respectively.

***Entities that Provide Capital to Low-Income and Rural Communities***

We hold variable interests in entities ("Investor Entities") that invest in community development entities ("CDEs") that provide debt financing to businesses and non-profit entities in low-income and rural communities.

Variable interests in the CDEs held by the consolidated Investor Entities are also our variable interests. The activities of the Investor Entities are financed with a combination of invested equity capital and debt. The activities of the CDEs are financed solely with invested equity capital. We receive federal and state tax credits for these investments. We consolidate the VIEs in which we have the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses or right to receive benefits that could be potentially significant to the VIE. We have also consolidated other investments and CDEs that we do not consider VIEs. The assets of the VIEs that we consolidated as of December 31, 2013 and 2012 totaled approximately $389 million and $375 million, respectively. The assets of the consolidated VIEs are reflected on our consolidated balance sheets in cash, loans held for investment, interest receivable and other assets. The liabilities are reflected in other liabilities.

***Other***

We also have a variable interest in a trust that has a royalty interest in certain oil and gas properties. The activities of the trust are financed solely with debt. The total assets of the trust were $204 million and $255 million as of December 31, 2013 and 2012, respectively. We were not required to consolidate the trust because we do not have the power to direct the activities of the trust that most significantly impact the trust's economic performance. Our retained interest in the trust, which totaled approximately $93 million and $114 million as of December 31, 2013 and 2012, respectively, is reflected on our consolidated balance sheets under loans held for investment. Our maximum exposure is limited to our variable interest of $93 million as of December 31, 2013. The creditors of the trust have no recourse to our general credit. We have not provided additional financial or other support during the period that we were not previously contractually required to provide.

## NOTE 7—GOODWILL AND OTHER INTANGIBLE ASSETS

The table below displays the components of goodwill, other intangible assets and MSRs as of December 31, 2013 and 2012. Goodwill is presented separately on our consolidated balance sheets. Other intangible assets and MSRs are included in other assets on our consolidated balance sheets.

### Table 7.1: Components of Goodwill and Other Intangible Assets

| (Dollars in millions) | December 31, 2013 | December 31, 2012 |
|---|---|---|
| Goodwill | $13,978 | $13,904 |
| Other intangible assets: | | |
| Purchased credit card relationship intangibles[1] | 1,341 | 1,864 |
| Core deposit intangibles | 331 | 496 |
| Other[2] | 177 | 211 |
| Total other intangible assets | 1,849 | 2,571 |
| Total goodwill and other intangible assets | $15,827 | $16,475 |
| MSRs: | | |
| Consumer MSRs[3] | 73 | 55 |
| Commercial MSRs[4] | 132 | — |
| Total MSRs | $ 205 | $ 55 |

(1) During 2013, purchased credit card relationship intangibles with a net carrying value of $89 million related to the Best Buy loan portfolio, which was acquired in the 2012 U.S. card acquisition and sold in 2013. See "Note 4—Loans" for further discussion of the Portfolio Sale.

(2) Consists of brokerage relationship intangibles, partnership and other contract intangibles, trademark/name intangibles and other intangibles. Also includes certain indefinite-lived intangibles of $4 million as of December 31, 2013.

(3) Represent MSRs related to our consumer business that are carried at fair value on our consolidated financial statements.

(4) Represent MSRs related to our commercial business that are subsequently measured under the amortization method and periodically assessed for impairment. We recorded $3 million amortization expense for the year ended December 31, 2013. None of these MSRs were impaired and no valuation allowance was recorded as of December 31, 2013.

## Goodwill

The following table presents goodwill attributable to each of our business segments as of December 31, 2013 and 2012.

**Table 7.2: Goodwill Attributable to Business Segments**

| (Dollars in millions) | Credit Card | Consumer Banking | Commercial Banking | Total |
|---|---|---|---|---|
| Balance as of December 31, 2011 | $4,691 | $4,583 | $4,318 | $13,592 |
| Acquisitions | 304 | 0 | 0 | 304 |
| Other adjustments | 8 | 0 | 0 | 8 |
| Balance as of December 31, 2012 | $5,003 | $4,583 | $4,318 | $13,904 |
| Acquisitions | **0** | **3** | **70** | **73** |
| Other adjustments | **2** | **(1)** | **0** | **1** |
| Balance as of December 31, 2013 | **$5,005** | **$4,585** | **$4,388** | **$13,978** |

Goodwill was not impaired at December 31, 2013 or 2012, nor was any goodwill written off due to impairment during 2013, 2012 or 2011. The goodwill impairment test, performed at October 1 of each year, is a two-step test. The first step identifies whether there is potential impairment by comparing the fair value of a reporting unit to the carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, the second step of the impairment test is required to measure the amount of any impairment loss.

The fair value of reporting units is calculated using a discounted cash flow model, a form of the income approach. The model projects cash flows based on each reporting unit's internal forecast and uses the perpetuity growth method to calculate terminal values. These cash flows and terminal values are then discounted using appropriate discount rates, which are largely based on our external cost of equity with adjustments for risk inherent in each reporting unit. Cash flows are adjusted, as necessary, in order to maintain each reporting unit's equity capital requirements. Our discounted cash flow analysis requires management to make judgments about future loan and deposit growth, revenue growth, credit losses, and capital rates. Discount rates used in 2013 for the reporting units ranged from 8.0% to 12.5%. The key inputs into the discounted cash flow analysis were consistent with market data, where available, indicating that assumptions used were within a reasonable range of observable market data. Based on our analysis, fair value exceeded the carrying amount for all reporting units as of our annual testing date, therefore, the second step of impairment testing was unnecessary.

As part of the annual goodwill impairment test, we also assess our market capitalization based on the average market price relative to the aggregate fair value of our reporting units and determined that any excess fair value in our reporting units at that time could be attributed to a reasonable control premium compared to historical control premiums seen in the industry.

We calculate the carrying values of our reporting units using an economic capital approach based on each reporting unit's specific regulatory capital requirements (reflective of the final Basel III rules released during 2013) and risks. Total reporting unit carrying values for the October 1, 2013 annual goodwill impairment test were $33.6 billion, compared to total equity of $41.8 billion as of September 30, 2013. The $8.2 billion remaining equity is primarily attributable to the following items: capital allocated to our Other segment;

preferred stock; and capital that was reserved for dividends and share buy-backs that occurred during the fourth quarter of 2013. The remaining equity, which represented approximately 5% of our total equity, is reserved for potential future capital needs.

We will continue to regularly monitor our market capitalization and capital allocations in 2014, overall economic conditions and other events or circumstances that may result in an impairment of goodwill in the future.

### Other Intangible Assets

In connection with our acquisitions, we recorded intangible assets which include purchased credit card relationship intangibles, core deposit intangibles, brokerage relations intangibles, partnership contract intangibles, other contract intangibles, trade mark/ name intangibles and other intangibles, which are subject to amortization. At acquisition, the purchased credit card relationship intangibles reflect the estimated value of existing credit card holder relationships and the core deposit intangibles reflect the estimated value of deposit relationships. None of our intangibles were impaired and no valuation allowance was recorded as of December 31, 2013 and 2012.

The following table summarizes our intangible assets subject to amortization as of December 31, 2013 and 2012:

**Table 7.3: Intangible Assets**

| | December 31, 2013 | | | |
|---|---|---|---|---|
| (Dollars in millions) | Carrying Amount of Assets | Accumulated Amortization [1] | Net Carrying Amount | Remaining Amortization Period |
| Purchased credit card relationship intangibles | **$2,125** | **$ (784)** | **$1,341** | **6.9 years** |
| Core deposit intangibles | **1,771** | **(1,440)** | **331** | **4.7 years** |
| Other[2] | **312** | **(139)** | **173** | **10.2 years** |
| Total. | **$4,208** | **$(2,363)** | **$1,845** | **6.8 years** |

| | December 31, 2012 | | | |
|---|---|---|---|---|
| (Dollars in millions) | Carrying Amount of Assets | Accumulated Amortization | Net Carrying Amount | Remaining Amortization Period |
| Purchased credit card relationship intangibles | $2,242 | $ (378) | $1,864 | 7.8 years |
| Core deposit intangibles | 1,771 | (1,275) | 496 | 5.6 years |
| Other[2] | 354 | (143) | 211 | 10.3 years |
| Total | $4,367 | $(1,796) | $2,571 | 7.6 years |

(1) During 2013, accumulated amortization was reduced by $104 million primarily related to purchased credit card relationships ("PCCR") intangibles related to the Best Buy loan portfolio which was sold in 2013 and certain fully amortized intangible assets that were removed from our balance sheet. See "Note 4—Loans" for further discussion of the Portfolio Sale.

(2) Consists of brokerage relationship intangibles, partnership and other contract intangibles, trademark/name intangibles and other intangibles.

Intangible assets are typically amortized over their respective estimated useful lives on either a straight-line or an accelerated basis. The following table summarizes the actual amortization expense recorded for the years ended December 31, 2013, 2012 and 2011 and the estimated future amortization expense for intangible assets as of December 31, 2013:

**Table 7.4: Amortization Expense**

| (Dollars in millions) | Amortization Expense |
|---|---|
| **Actual for the year ended December 31,** | |
| 2011 | $ 222 |
| 2012 | 609 |
| 2013 | **671** |
| **Estimated future amounts for the year ended December 31,** | |
| 2014 | $ 532 |
| 2015 | 430 |
| 2016 | 333 |
| 2017 | 239 |
| 2018 | 154 |
| Thereafter | 157 |
| Total estimated future amounts | $1,845 |

## NOTE 8—PREMISES, EQUIPMENT & LEASE COMMITMENTS

### Premises and Equipment

Premises and equipment at December 31, 2013 and 2012 were as follows:

**Table 8.1: Components of Premises and Equipment**

| | December 31, | |
|---|---|---|
| (Dollars in millions) | 2013 | 2012 |
| Land | **$ 569** | $ 580 |
| Buildings and improvements | **2,388** | 2,341 |
| Furniture and equipment | **1,874** | 1,589 |
| Computer software | **1,632** | 1,563 |
| In progress | **720** | 420 |
| Total premises and equipment, gross | **7,183** | 6,493 |
| Less: Accumulated depreciation and amortization | **(3,344)** | (2,906) |
| Total premises and equipment, net | **$ 3,839** | $ 3,587 |

Depreciation and amortization expense from continuing operations was $571 million, $468 million and $317 million for the years ended December 31, 2013, 2012 and 2011, respectively.

### Lease Commitments

Certain premises and equipment are leased under agreements that expire at various dates through 2056, without taking into consideration available renewal options. Many of these leases provide for payment by the lessee of property taxes, insurance premiums, cost of maintenance and other costs. In some cases, rentals are subject to increases in relation to a cost of living index. Total rent expenses from continuing operations amounted to approximately $245 million, $216 million and $180 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Future minimum rental commitments as of December 31, 2013, for all non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

**Table 8.2: Lease Commitments**

| (Dollars in millions) | Estimated Future Minimum Rental Commitments |
|---|---|
| 2014 | $ 245 |
| 2015 | 227 |
| 2016 | 213 |
| 2017 | 194 |
| 2018 | 171 |
| Thereafter | 752 |
| Total | $1,802 |

Minimum sublease rental income of $32 million due in future years under non-cancelable leases has not been included in the table above as a reduction to minimum lease payments.

## NOTE 9—DEPOSITS AND BORROWINGS

### Customer Deposits

Our customer deposits, which are our largest source of funding for our operations and asset growth, consist of non-interest bearing and interest-bearing deposits, including demand deposits, money market deposits, negotiable order of withdrawal ("NOW") accounts, savings accounts and certificates of deposit.

As of December 31, 2013, we had $181.9 billion in interest-bearing deposits, of which $4.0 billion represented large denomination time deposits of $100,000 or more. As of December 31, 2012, we had $190.0 billion in interest-bearing deposits, of which $4.5 billion represents large denomination time deposits of $100,000 or more.

### Securitized Debt Obligations

Securitization debt obligations decreased by $1.1 billion during 2013 to $10.3 billion as of December 31, 2013, from $11.4 billion as of December 31, 2012. The decrease was driven by maturities and repurchases totaling $3.3 billion, partially offset by the issuance of $2.2 billion of credit card securitization debt during 2013.

## Other Debt

We filed a shelf registration statement with the U.S. Securities & Exchange Commission on April 30, 2012, which will expire three years from the filing date, under which, from time to time, we may offer and sell an indeterminate aggregate amount of senior or subordinated debt securities, preferred stock, depository shares, common stock, purchase contracts, warrants and units. There is no limit under this shelf registration statement to the amount or number of such securities that we may offer and sell, subject to market conditions.

*Senior and Subordinated Notes*

As of December 31, 2013, we had $13.1 billion of senior and subordinated notes outstanding, net of fair value hedging losses of $8 million. As of December 31, 2012, we had $12.7 billion of senior and subordinated notes outstanding, net of fair value hedging losses of $857 million. In 2013, we issued $2.0 billion of long-term senior unsecured debt. The offering of senior notes included $380 million of floating-rate and $400 million of fixed-rate debt due 2016 and $1.2 billion of fixed-rate debt due 2018. See "Note 10—Derivative Instruments and Hedging Activities" for information about our fair value hedging activities.

In the first quarter of 2013, we exchanged $1.2 billion of outstanding 8.80% subordinated notes due 2019. The transaction involved offering current holders market value plus an exchange premium for these outstanding notes. The consideration was paid through a combination of $1.4 billion of new 3.375% subordinated notes due 2023 and cash of $209 million. In the second quarter of 2013, we exchanged $763 million of outstanding 6.75% senior notes due 2017. The transaction involved offering current holders market value plus an exchange premium for these outstanding notes. The consideration was paid through a combination of $839 million of new 3.5% senior notes due 2023 and cash of $88 million. Both exchanges were accounted for as a modification of debt.

*Junior Subordinated Debentures*

In the first quarter of 2013 in connection with our redemption of our trust preferred securities, we redeemed our junior subordinated debt with an aggregate carrying value of $3.65 billion, resulting in a $65 million loss on extinguishment of debt.

*FHLB Advances and Other Short-term Borrowings*

In addition to issuance capacity under the shelf registration statement, we have access to other borrowing programs, including advances from the FHLB. Our FHLB membership is secured by our investment in FHLB stock which totaled $774 million and $1.3 billion as of December 31, 2013 and 2012, respectively, and is included in other assets on our consolidated balance sheets.

We had outstanding FHLB advances, which were secured by our investment securities, residential home loans, multifamily loans, commercial real-estate loans and home equity lines of credit, totaling $16.3 billion and $20.9 billion as of December 31, 2013 and 2012, respectively.

We have access to short term borrowings through the Federal Reserve. Our membership with the Federal Reserve is secured by our investment in Federal Reserve stock, totaling $1.2 billion, as of both December 31, 2013 and 2012. This investment is included in other assets on our consolidated balance sheets.

## Composition of Customer Deposits, Short-term Borrowings and Long-term Debt

The table below summarizes the components of our deposits, short-term borrowings and long-term debt as of December 31, 2013 and 2012. Our total short-term borrowings consist of federal funds purchased and securities loaned and sold under agreements to repurchase and other short-term borrowings with an original contractual maturity of one year or less. Our long-term debt consists of borrowings with an original contractual maturity of greater than one year. The amounts presented for outstanding borrowings include unamortized debt premiums and discounts, net of fair value hedge accounting adjustments.

### Table 9.1: Components of Customer Deposits, Short-term Borrowings and Long-term Debt

| (Dollars in millions) | December 31, 2013 | December 31, 2012 |
|---|---|---|
| **Deposits:** | | |
| Non-interest bearing deposits | **$ 22,643** | $ 22,467 |
| Interest-bearing deposits | **181,880** | 190,018 |
| Total deposits | **$204,523** | $212,485 |
| **Short-term borrowings:** | | |
| Federal funds purchased and securities loaned or sold under agreements to repurchase | **915** | 1,248 |
| FHLB advances | **15,300** | 19,900 |
| Total short-term borrowings | **$ 16,215** | $ 21,148 |

| (Dollars in millions) | December 31, 2013 | | | | December 31, 2012 |
|---|---|---|---|---|---|
| | Maturity Date | Interest Rate | Weighted Average Interest Rate | Outstanding Amount | |
| **Long-term debt:** | | | | | |
| Securitized debt obligations | **2014 - 2025** | **0.21 - 6.40%** | **1.57%** | **$10,289** | $11,398 |
| Senior and subordinated notes: | | | | | |
| Fixed unsecured senior debt | **2014 - 2023** | **1.00 - 7.38%** | **3.61%** | **9,612** | 8,623 |
| Floating unsecured senior debt | **2014 - 2016** | **0.70 - 1.39%** | **0.96%** | **852** | 500 |
| Total unsecured senior debt | | | **3.26%** | **10,464** | 9,123 |
| Fixed unsecured subordinated debt | **2014 - 2023** | **3.38 - 8.80%** | **4.98%** | **2,670** | 3,563 |
| Total senior and subordinated notes | | | | **13,134** | 12,686 |
| Other long-term borrowings: | | | | | |
| Fixed junior subordinated debt | **N/A** | **N/A** | **N/A** | **0** | 3,641 |
| FHLB advances | **2014 - 2023** | **0.31 - 6.88%** | **0.73%** | **1,016** | 1,037 |
| Total long-term debt | | | | **$24,439** | $28,762 |
| Total short-term borrowings and long-term debt | | | | **$40,654** | $49,910 |

Interest-bearing deposits, securitized debt obligations and other debt as of December 31, 2013 mature as follows:

**Table 9.2: Maturity Profile of Borrowings and Debt**

| (Dollars in millions) | 2014 | 2015 | 2016 | 2017 | 2018 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Interest-bearing time deposits[1] | $ 6,348 | $2,591 | $ 392 | $ 212 | $ 667 | $ 123 | $10,333 |
| Securitized debt obligations | 2,958 | 501 | 3,521 | 3,095 | 0 | 214 | 10,289 |
| Federal funds purchased and securities sold under agreements to repurchase | 915 | 0 | 0 | 0 | 0 | 0 | 915 |
| Senior and subordinated notes | 2,385 | 2,649 | 2,604 | 882 | 1,176 | 3,438 | 13,134 |
| Other borrowings | 16,243 | 20 | 19 | 19 | 11 | 4 | 16,316 |
| Total | $28,849 | $5,761 | $6,536 | $4,208 | $1,854 | $3,779 | $50,987 |

(1) Includes only those interest-bearing deposits which have a contractual maturity date.

## Components of Interest Expense

The following table displays interest expense attributable to short-term borrowings and long-term debt for the years ended December 31, 2013, 2012 and 2011:

**Table 9.3: Components of Interest Expense**

| | Year Ended December 31, | | |
|---|---|---|---|
| (Dollars in millions) | 2013 | 2012 | 2011 |
| **Short-term borrowings:** | | | |
| Federal funds purchased and securities loaned or sold under agreements to repurchase | $ 1 | $ 2 | $ 4 |
| FHLB advances | 28 | 18 | 2 |
| Total short-term borrowings | 29 | 20 | 6 |
| **Long-term debt:** | | | |
| Securitized debt obligations[1] | 183 | 271 | 422 |
| Senior and subordinated notes:[1] | | | |
| Unsecured senior debt | 234 | 226 | 181 |
| Unsecured subordinated debt | 81 | 119 | 119 |
| Total senior and subordinated notes | 315 | 345 | 300 |
| Other long-term borrowings: | | | |
| Junior subordinated debt | 1 | 315 | 310 |
| FHLB advances | 7 | 11 | 12 |
| Other | 16 | 10 | 9 |
| Total long-term debt | 522 | 952 | 1,053 |
| Total short-term borrowings and long-term debt | $551 | $972 | $1,059 |

(1) Interest expense includes the impact from hedge accounting.

## NOTE 10—DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

### Use of Derivatives

We manage our asset and liability position and market risk exposure in accordance with prescribed risk management policies and limits established by our Market and Liquidity Risk Policy which is approved by our Board of Directors. Our primary market risk stems from the impact on our earnings and economic value of equity from changes in interest rates, to a lesser extent, changes in foreign exchange rate. We employ several techniques to manage our interest rate sensitivity, which include changing the duration and re-pricing characteristics of various assets and liabilities by using interest rate derivatives. Our current asset and liability management policy also includes the use of derivatives to hedge foreign currency denominated transactions to limit our earnings exposure to foreign exchange risk. We execute our derivative contracts in both the over-the-counter and exchange-traded derivative markets. The majority of our derivatives are interest rate swaps. In addition we may use a variety of other derivative instruments, including caps, floors, options, futures and forward contracts, to manage our interest rate and foreign exchange risk. We also offer various derivatives to our customers as part of our commercial banking business but usually offset our exposure through derivative transactions with other counterparties.

### Accounting for Derivatives

Our derivatives are designated as either qualifying accounting hedges or free-standing derivatives. Free-standing derivatives consist of customer-accommodation derivatives and economic hedges that do not qualify for hedge accounting. Qualifying accounting hedges are designated as fair value hedges or cash flow hedges.

- ***Fair Value Hedges:*** We designate derivatives as fair value hedges to manage our exposure to changes in the fair value of certain financial assets and liabilities, which fluctuate in value as a result of movements in interest rates. Changes in the fair value of derivatives designated as fair value hedges are recorded in earnings together with offsetting changes in the fair value of the hedged item and any resulting ineffectiveness. Our fair value hedges consist of interest rate swaps that are intended to modify our exposure to interest rate risk on various fixed rate liabilities.

- ***Cash Flow Hedges:*** We designate derivatives as cash flow hedges to manage our exposure to variability in cash flows related to forecasted transactions. Changes in the fair value of derivatives designated as cash flow hedges are recorded as a component of AOCI, to the extent that the hedge relationships are effective, and amounts are reclassified from AOCI to earnings as the forecasted transactions occur. To the extent that any ineffectiveness exists in the hedge relationships, the amounts are recorded in current period earnings. Our cash flow hedges consist of interest rate swaps that are intended to hedge the variability in interest payments on some of our variable rate assets through 2019. These hedges have the effect of converting some of our variable rate assets to a fixed rate. We also have entered into forward foreign currency derivative contracts to hedge our exposure to variability in cash flows related to foreign currency denominated intercompany borrowings.

- ***Free-Standing Derivatives:*** We use free-standing derivatives to hedge the risk of changes in the fair value of residential MSR, mortgage loan origination and purchase commitments and other interests held. We also categorize our customer-accommodation derivatives and the related offsetting contracts as free-standing derivatives. Changes in the fair value of free-standing derivatives are recorded in earnings as a component of other non-interest income.

### Balance Sheet Presentation

The following table summarizes the notional and fair value of our derivative instruments reported in our consolidated balance sheets as of December 31, 2013 and 2012. The fair value amounts are segregated by derivatives that are designated as accounting hedges those that are not, and are further segregated by type of contract within those two categories.

**Table 10.1: Derivative Assets and Liabilities at Fair Value**

| | December 31, 2013 | | | December 31, 2012 | | |
|---|---|---|---|---|---|---|
| | Notional or Contractual | Derivatives at Fair Value | | Notional or Contractual | Derivatives at Fair Value | |
| (Dollars in millions) | Amount | Assets | Liabilities | Amount | Assets | Liabilities |
| **Derivatives designated as accounting hedges:** | | | | | | |
| Interest rate contracts: | | | | | | |
| Fair value hedges | **$15,695** | **$289** | **$223** | $15,902 | $1,020 | $ 0 |
| Cash flow hedges | **12,825** | **0** | **149** | 13,025 | 116 | 14 |
| Total interest rate contracts | **28,520** | **289** | **372** | 28,927 | 1,136 | 14 |
| Foreign exchange contracts: | | | | | | |
| Cash flow hedges | **4,806** | **49** | **53** | 5,212 | 18 | 40 |
| Total derivatives designated as accounting hedges | **33,326** | **338** | **425** | 34,139 | 1,154 | 54 |
| **Derivatives not designated as accounting hedges:** | | | | | | |
| Interest rate contracts covering: | | | | | | |
| MSRs | **353** | **0** | **7** | 147 | 12 | 2 |
| Customer accommodation | **25,365** | **405** | **209** | 18,900 | 479 | 273 |
| Other interest rate exposures | **1,864** | **29** | **17** | 2,553 | 45 | 22 |
| Total interest rate contracts | **27,582** | **434** | **233** | 21,600 | 536 | 297 |
| Foreign exchange contracts | **1,422** | **184** | **37** | 1,372 | 158 | 46 |
| Other contracts | **1,094** | **3** | **15** | 701 | 0 | 3 |
| Total derivatives not designated as accounting hedges | **30,098** | **621** | **285** | 23,673 | 694 | 346 |
| Total derivatives | **$63,424** | **$959** | **$710** | $57,812 | $1,848 | $400 |

### Offsetting of Financial Assets and Liabilities

We execute the majority of our derivative transactions and repurchase agreements under master netting arrangements. Under our existing enforceable master netting arrangements, we generally have the right to offset exposure with the same counterparty. In addition, either counterparty can generally request the net settlement of all contracts through a single payment upon default on, or termination of, any one contract.

We present all of our derivative assets and liabilities and repurchase agreements on a gross basis in our consolidated balance sheets. The following table presents as of December 31, 2013 and 2012, the gross and net fair values of our derivative assets and liabilities and repurchase agreements, as well as the related offsetting amount permitted under the accounting standards for offsetting assets and liabilities. Under the accounting standard, gross positive fair values could be offset against gross negative fair values by counterparty pursuant to legally enforceable master netting, if the netting presentation method is elected. The table also includes cash and non-cash collateral received or pledged associated with such arrangements.

**Table 10.2: Offsetting of Financial Assets and Financial Liabilities**

| (Dollars in millions) | Gross Amounts of Recognized Assets | Gross Amounts Offset in the Consolidated Balance Sheet | Net Amounts of Assets Presented in the Consolidated Balance Sheet | Gross Amounts Not Offset in the Consolidated Balance Sheet | | Net Exposure |
|---|---|---|---|---|---|---|
| | | | | Financial Instruments | Collateral Received | |
| **As of December 31, 2013** | | | | | | |
| Derivatives | $ 959 | $0 | $ 959 | $(262) | $ (450)[1] | $247[2] |
| Total | $ 959 | $0 | $ 959 | $(262) | $ (450) | $247 |

| (Dollars in millions) | Gross Amounts of Recognized Liabilities | Gross Amounts Offset in the Consolidated Balance Sheet | Net Amounts of Liabilities Presented in the Consolidated Balance Sheet | Gross Amounts Not Offset in the Consolidated Balance Sheet | | Net Exposure |
|---|---|---|---|---|---|---|
| | | | | Financial Instruments | Collateral Pledged | |
| **As of December 31, 2013** | | | | | | |
| Derivatives | $ 710 | $0 | $ 710 | $(262) | $ (371)[1] | $ 77 |
| Repurchase agreements | 907 | 0 | 907 | 0 | (907) | 0 |
| Total | $1,617 | $0 | $1,617 | $(262) | $(1,278) | $ 77 |

| (Dollars in millions) | Gross Amounts of Recognized Assets | Gross Amounts Offset in the Consolidated Balance Sheet | Net Amounts of Assets Presented in the Consolidated Balance Sheet | Gross Amounts Not Offset in the Consolidated Balance Sheet | | Net Exposure |
|---|---|---|---|---|---|---|
| | | | | Financial Instruments | Collateral Received | |
| **As of December 31, 2012** | | | | | | |
| Derivatives | $1,848 | $0 | $1,848 | $(220) | $(1,160)[1] | $468[2] |
| Total | $1,848 | $0 | $1,848 | $(220) | $(1,160) | $468 |

| (Dollars in millions) | Gross Amounts of Recognized Liabilities | Gross Amounts Offset in the Consolidated Balance Sheet | Net Amounts of Liabilities Presented in the Consolidated Balance Sheet | Gross Amounts Not Offset in the Consolidated Balance Sheet | | Net Exposure |
|---|---|---|---|---|---|---|
| | | | | Financial Instruments | Collateral Pledged | |
| **As of December 31, 2012** | | | | | | |
| Derivatives | $ 400 | $0 | $ 400 | $(220) | $ (98)[1] | $ 82 |
| Repurchase agreements | 1,235 | 0 | 1,235 | 0 | (1,235) | 0 |
| Total | $1,635 | $0 | $1,635 | $(220) | $(1,333) | $ 82 |

(1) When we receive or pledge collateral, we factor in accrued interest when calculating net positions with counterparties.

(2) The majority of the net position relates to customer-accommodation derivatives. Customer-accommodation derivatives are cross-collateralized by the associated commercial loans and we do not require additional collateral on these transactions.

## Income Statement Presentation and AOCI

The following tables summarize the impact of derivatives and the related hedged items on our consolidated statements of income and AOCI.

### *Fair Value Hedges and Free-Standing Derivatives*

The net gains (losses) recognized in earnings related to derivatives in fair value hedging relationships and free-standing derivatives are presented below for the years ended December 31, 2013, 2012 and 2011:

**Table 10.3: Gains and Losses on Fair Value Hedges and Free-Standing Derivatives**

| | Year Ended December 31, | | |
|---|---|---|---|
| **(Dollars in millions)** | **2013** | **2012** | **2011** |
| **Derivatives designated as accounting hedges[1]:** | | | |
| Fair value interest rate contracts: | | | |
| Gains (losses) recognized in earnings on derivatives | **$(550)** | $ 1 | $ 348 |
| Gains (losses) recognized in earnings on hedged items | **507** | (37) | (333) |
| Net fair value hedge ineffectiveness gains (losses) | **(43)** | (36) | 15 |
| **Derivatives not designated as accounting hedges[1]:** | | | |
| Interest rate contracts covering: | | | |
| MSRs | **(12)** | 4 | 4 |
| Customer accommodation | **49** | 39 | 23 |
| Other interest rate exposures | **(9)** | (60) | (275) |
| Total interest rate contracts | **28** | (17) | (248) |
| Foreign exchange contracts | **(5)** | (15) | 30 |
| Other contracts[2] | **(20)** | (4) | 21 |
| Total gains (losses) on derivatives not designated as accounting hedges | **3** | (36) | (197) |
| Net derivative gains (losses) recognized in earnings | **$ (40)** | $(72) | $(182) |

(1) Amounts are recorded in our consolidated statements of income in other non-interest income.
(2) Includes derivative instruments used to hedge mortgage pipeline and certain free-standing derivatives.

*Cash Flow Hedges and Net Investment Hedges*

The table below shows the net gains (losses) related to derivatives designated as cash flow hedges and net investment hedges for the years ended December 31, 2013, 2012 and 2011:`

**Table 10.4: Gains and Losses on Derivatives Designated as Cash Flow Hedges**

| | Year Ended December 31, | | |
|---|---|---|---|
| (Dollars in millions) | 2013 | 2012 | 2011 |
| **Gains (losses) recorded in AOCI:** | | | |
| **Cash flow hedges:** | | | |
| Interest rate contracts | **$(103)** | $116 | $ 32 |
| Foreign exchange contracts | **(21)** | (23) | (20) |
| Total | **(124)** | 93 | 12 |
| **Net Investment Hedges:** | | | |
| Foreign exchange contracts | **0** | 0 | (2) |
| Net derivative gains (losses) recognized in AOCI | **$(124)** | $ 93 | $ 10 |
| **Gains (losses) recorded in earnings:** | | | |
| **Cash flow hedges:** | | | |
| Gains (losses) reclassified from AOCI into earnings: | | | |
| Interest rate contracts[1] | **$ 53** | $ 42 | $ 3 |
| Foreign exchange contracts[2] | **(22)** | (22) | (21) |
| Total | **31** | 20 | (18) |
| Gains (losses) recognized in earnings due to ineffectiveness: | | | |
| Interest rate contracts[2] | **(1)** | 0 | 0 |
| Net derivative gains (losses) recognized in earnings | **$ 30** | $ 20 | $(18) |

(1) Amounts reclassified are recorded in our consolidated statements of income in interest income or interest expense.
(2) Amounts reclassified are recorded in our consolidated statements of income in other non-interest income.

We expect to reclassify net after-tax losses of $71 million recorded in AOCI as of December 31, 2013, related to derivatives designated as cash flow hedges to earnings over the next 12 months, which we expect to offset against the cash flows associated with the hedged forecasted transactions. The maximum length of time over which forecasted transactions were hedged was five years as of December 31, 2013. The amount we expect to reclassify into earnings may change as a result of changes in market conditions and ongoing actions taken as part of our overall risk management strategy.

## Credit Risk-Related Contingency Features and Collateral

Certain of our derivative contracts include provisions requiring that our debt maintain a credit rating of investment grade or above by each of the major credit rating agencies. In the event of a downgrade of our debt credit rating below investment grade, some of our derivative counterparties would have the right to terminate the derivative contract and close out the existing positions, or demand immediate and ongoing full overnight collateralization on derivative instruments in a net liability position. Certain of our derivative contracts may also allow, in the event of a downgrade of our debt credit rating of any kind, our derivative counterparties to demand additional collateralization on such derivative instruments in a net liability position. We have posted $371 million and $109 million as collateral for this exposure in the normal course of business as of December 31, 2013 and 2012, respectively. If our debt credit rating had fallen below investment grade, we would have been required to post additional variation margin, which represents the impact of daily position mark-to-market calculations, of less than $1 million and $4 million as of December 31, 2013 and 2012, respectively. In addition, we would have been required to post independent margin of $58 million and $67 million as of December 31, 2013 and 2012, respectively, in compliance with the terms of certain of our swap agreements. The fair value of derivative instruments with credit-risk-related contingent features in a net liability position was less than $1 million and $7 million as of December 31, 2013 and 2012, respectively.

**Derivative Counterparty Credit Risk**

Derivative instruments contain an element of credit risk that arises from the potential failure of a counterparty to perform according to the contractual terms of the contract. Our exposure to derivative counterparty credit risk, at any point in time, is represented by the fair value of derivatives in a gain position, or derivative assets, assuming no recoveries of underlying collateral. To mitigate the risk of counterparty default, we maintain collateral agreements with certain derivative counterparties. These agreements typically require both parties to maintain collateral in the event the fair values of derivative financial instruments exceed established thresholds. We received cash collateral from derivatives counterparties totaling $397 million and $922 million as of December 31, 2013 and 2012, respectively. We also received securities from derivatives counterparties totaling $53 million and $238 million as of December 31, 2013 and 2012, respectively, which we have the ability to repledge.

We record counterparty credit risk valuation adjustments on our derivative assets to properly reflect the credit quality of the counterparty. We consider collateral and legally enforceable master netting agreements that mitigate our credit exposure to each counterparty in determining the counterparty credit risk valuation adjustment, which may be adjusted in future periods due to changes in the fair value of the derivative contract, collateral and creditworthiness of the counterparty. The cumulative counterparty credit risk valuation adjustment recorded on our consolidated balance sheets as a reduction in the derivative asset balance was $7 million and $9 million as of December 31, 2013 and 2012, respectively. We also adjust the fair value of our derivative liabilities to reflect the impact of our credit quality. We calculate this adjustment by comparing the spreads on our credit default swaps to the discount benchmark curve. The cumulative credit risk valuation adjustment related to our credit quality recorded on our consolidated balance sheets as a reduction in the derivative liability balance was $6 million and $1 million as of December 31, 2013 and 2012, respectively.

During the second quarter of 2013, it became mandatory for Capital One to clear certain categories of derivative transactions through a central clearinghouse. We anticipate our cleared derivatives notional and margin amounts outstanding to grow in the future and expect our bilateral over-the-counter ("OTC") derivatives portfolio to shrink as additional categories of derivatives are mandated for clearing by the Commodity Futures Trading Commission ("CFTC"). As a result, over time, our counterparty credit risk is expected to shift from our bilateral counterparties and consolidate at central clearinghouses.

## NOTE 11—STOCKHOLDERS' EQUITY

The following table presents the components of accumulated other comprehensive income as of December 31, 2013, 2012 and 2011, as well as the current period activity related to our other comprehensive income. AOCI is presented net of deferred tax of $544 million and $443 million, as of December 31, 2013 and 2012, respectively.

**Table 11.1: Accumulated Other Comprehensive Income**

| (Dollars in millions) | Securities Available for Sale | Securities Held to Maturity[1] | Cash Flow Hedges | Foreign Currency Translation Adjustments | Other | Total |
|---|---|---|---|---|---|---|
| AOCI as of December 31, 2010 | $ 382 | $ 0 | $ (52) | $(36) | $(46) | $ 248 |
| Net other comprehensive income (loss) | (78) | 0 | 26 | (13) | (14) | (79) |
| AOCI as of December 31, 2011 | 304 | 0 | (26) | (49) | (60) | 169 |
| Net other comprehensive income (loss) | 399 | 0 | 71 | 81 | 19 | 570 |
| AOCI as of December 31, 2012 | 703 | 0 | 45 | 32 | (41) | 739 |
| Other comprehensive income (loss) before reclassifications | **(619)** | **(915)** | **(124)** | **8** | **18** | **(1,632)** |
| Net realized (gains) losses reclassified from AOCI into earnings | **22** | **18** | **(31)** | **0** | **12** | **21** |
| Net other comprehensive income (loss) | **(597)** | **(897)** | **(155)** | **8** | **30** | **(1,611)** |
| AOCI as of December 31, 2013 | **$ 106** | **$(897)** | **$(110)** | **$ 40** | **$(11)** | **$ (872)** |

[1] The amortization of unrealized holding gains or losses reported in AOCI for securities held to maturity will be offset by the amortization of the premium or discount created from the transfer into securities held to maturity, which occurred at fair value.

### Table 11.2: Reclassifications from AOCI

| (Dollars in millions) | Amount Reclassified from AOCI<br>Year Ended December 31, 2013 | Affected Income Statement Line Item |
|---|---|---|
| Net unrealized gains (losses) on securities available for sale: | | |
| Sale of available for sale securities | $(34) | Other—Non-interest income |
| | (12) | Income tax provision |
| | (22) | Net income |
| Net unrealized gains (losses) on securities held to maturity[1]: | | |
| Held to maturity securities | (29) | Other—Non-interest income |
| | (11) | Income tax provision |
| | (18) | Net income |
| Net unrealized gains on cash flow hedges: | | |
| Interest rate contracts | 86 | Other—Interest income or interest expense |
| Foreign exchange contracts | (35) | Other—Non-interest expense |
| | 51 | |
| | 20 | Income tax provision |
| | 31 | Net income |
| Other: | | |
| Other | (13) | Various |
| | (1) | Income tax provision |
| | (12) | Net income |
| Total reclassifications | $(21) | |

[1] The amortization of unrealized holding gains or losses reported in AOCI for securities held to maturity will be offset by the amortization of the premium or discount created from the transfer into securities held to maturity, which occurred at fair value.

The table below summarizes other comprehensive income activity and the related tax impact for the years ended December 31, 2013, 2012 and 2011:

**Table 11.3: Comprehensive Income**

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2013 | | | 2012 | | | 2011 | | |
| (Dollars in millions) | Before Tax | Provision (Benefit) | After Tax | Before Tax | Provision (Benefit) | After Tax | Before Tax | Provision (Benefit) | After Tax |
| **Other comprehensive income:** | | | | | | | | | |
| Net unrealized gains (losses) on securities available for sale | **$ (961)** | **$(364)** | **$ (597)** | $673 | $256 | $417 | $(119) | $(41) | $(78) |
| Net unrealized gains (losses) on securities transferred to held to maturity | **(1,435)** | **(538)** | **(897)** | 0 | 0 | 0 | 0 | 0 | 0 |
| Net unrealized gains (losses) on cash flow hedges | **(250)** | **(95)** | **(155)** | 120 | 47 | 73 | 44 | 18 | 26 |
| Foreign currency translation adjustments | **8** | **0** | **8** | 81 | 0 | 81 | (13) | 0 | (13) |
| Other | **49** | **19** | **30** | (1) | 0 | (1) | (21) | (7) | (14) |
| Other comprehensive income (loss) | **$(2,589)** | **$(978)** | **$(1,611)** | $873 | $303 | $570 | $(109) | $(30) | $(79) |

## NOTE 12—REGULATORY AND CAPITAL ADEQUACY

### Regulation and Capital Adequacy

Bank holding companies and national banks are subject to capital adequacy standards adopted by the Federal Reserve and the OCC, respectively. The capital adequacy standards set forth minimum risk-based and leverage capital requirements that are based on quantitative and qualitative measures of their assets and off-balance sheet items. Under the capital adequacy standards, bank holding companies and banks currently are required to maintain a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 4%, and a Tier 1 leverage capital ratio of at least 4% (3% for banks that meet certain specified criteria, including excellent asset quality, high liquidity, low interest rate exposure and the highest regulatory rating) in order to be considered adequately capitalized.

National banks also are subject to prompt corrective action capital regulations. Under prompt corrective action regulations, a bank is considered to be well capitalized if it maintains a Tier 1 risk-based capital ratio of at least 6% (200 basis points higher than the above minimum capital standard), a total risk-based capital ratio of at least 10% (200 basis points higher than the above minimum capital standard), a Tier 1 leverage capital ratio of at least 5% and is not subject to any supervisory agreement, order or directive to meet and maintain a specific capital level for any capital reserve. A bank is considered to be adequately capitalized if it meets these minimum capital ratios and does not otherwise meet the well capitalized definition. Currently, prompt corrective action capital requirements do not apply to bank holding companies.

We also disclose a Tier 1 common ratio for our bank holding company. There is currently no mandated minimum or "well capitalized" standard for Tier 1 common; instead the risk-based capital rules state that voting common stockholders' equity should be the dominant element within Tier 1 common capital. While this regulatory capital measure is widely used by investors, analysts and bank regulatory agencies to assess the capital position of financial services companies, it may not be comparable to similarly titled measures reported by other companies. We are also subject to minimum cash reserve requirements by the Federal Reserve totaling approximately $1.5 billion as of December 31, 2013.

The table below provides a comparison of our capital ratios under the Federal Reserve's capital adequacy standards and the capital ratios of the Banks under the OCC's capital adequacy standards as of December 31, 2013 and 2012. As of December 31, 2013 and 2012, we exceeded minimum capital requirements and would meet the "well-capitalized" ratio levels specified under prompt corrective action for total risk-based capital and Tier 1 risk-based capital under Federal Reserve standards for bank holding companies. As of December 31, 2013, the Banks also exceeded minimum regulatory requirements under the OCC's applicable capital adequacy guidelines and were "well-capitalized" under prompt corrective action requirements.

**Table 12.1: Capital Ratios Under Basel I[1]**

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | | 2012 | | |
| | Capital Ratio | Minimum Capital Adequacy | Well Capitalized | Capital Ratio | Minimum Capital Adequacy | Well Capitalized |
| **Capital One Financial Corp:** | | | | | | |
| Tier 1 common capital[2] | **12.23%** | **N/A** | **N/A** | 10.96% | N/A | N/A |
| Tier 1 risk-based capital[3] | **12.61** | **4.00%** | **6.00%** | 11.34 | 4.00% | 6.00% |
| Total risk-based capital[4] | **14.73** | **8.00** | **10.00** | 13.56 | 8.00 | 10.00 |
| Tier 1 leverage[5] | **10.10** | **4.00** | **N/A** | 8.66 | 4.00 | N/A |
| **Capital One Bank (USA) N.A.** | | | | | | |
| Tier 1 risk-based capital[3] | **11.52%** | **4.00%** | **6.00%** | 11.32% | 4.00% | 6.00% |
| Total risk-based capital[4] | **14.95** | **8.00** | **10.00** | 14.74 | 8.00 | 10.00 |
| Tier 1 leverage[5] | **10.26** | **4.00** | **5.00** | 10.43 | 4.00 | 5.00 |
| **Capital One, N.A.** | | | | | | |
| Tier 1 risk-based capital[3] | **12.73%** | **4.00%** | **6.00%** | 13.59% | 4.00% | 6.00% |
| Total risk-based capital[4] | **13.82** | **8.00** | **10.00** | 14.85 | 8.00 | 10.00 |
| Tier 1 leverage[5] | **9.00** | **4.00** | **5.00** | 9.15 | 4.00 | 5.00 |

(1) Calculated under capital standards and regulations based on the international capital framework commonly known as Basel I. Capital ratios that are not applicable are denoted by "N/A."
(2) Tier 1 common ratio is a regulatory capital measure calculated based on Tier 1 common capital divided by risk-weighted assets.
(3) Tier 1 risk-based capital ratio is a regulatory capital measure calculated based on Tier 1 capital divided by risk-weighted assets.
(4) Total risk-based capital ratio is a regulatory capital measure calculated based on total risk-based capital divided by risk-weighted assets.
(5) Tier 1 leverage ratio is calculated based on Tier 1 capital divided by quarterly average total assets, after certain adjustments.

Regulatory restrictions exist that limit the ability of the Banks to transfer funds to our bank holding company. Funds available for dividend payments from COBNA and CONA were $2.3 billion and $127 million, respectively, as of December 31, 2013. Applicable provisions that may be contained in our borrowing agreements or the borrowing agreements of our subsidiaries may limit our subsidiaries' ability to pay dividends to us or our ability to pay dividends to our stockholders. There can be no assurance that we will declare and pay any dividends.

## NOTE 13—EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per common share:

### Table 13.1: Computation of Basic and Diluted Earnings per Common Share

| | Year Ended December 31, | | |
|---|---|---|---|
| (Dollars and shares in millions, except per share data) | 2013 | 2012 | 2011 |
| **Basic earnings per share** | | | |
| Income from continuing operations, net of tax | **$4,392** | $3,734 | $3,253 |
| Loss from discontinued operations, net of tax | **(233)** | (217) | (106) |
| Net income | **4,159** | 3,517 | 3,147 |
| Dividends and undistributed earnings allocated to participating securities[1] | **(17)** | (15) | (26) |
| Preferred stock dividends | **(53)** | (15) | 0 |
| Net income available to common stockholders | **$4,089** | $3,487 | $3,121 |
| Net income from continuing operations | **$ 7.45** | $ 6.60 | $ 7.08 |
| Loss from discontinued operations | **(0.40)** | (0.39) | (0.23) |
| Net income per share | **$ 7.05** | $ 6.21 | $ 6.85 |
| Total weighted-average basic shares outstanding | **579.7** | 561.1 | 455.5 |

| | Year Ended December 31, | | |
|---|---|---|---|
| (Dollars and shares in millions, except per share data) | 2013 | 2012 | 2011 |
| **Diluted earnings per share[2]** | | | |
| Net income available to common stockholders | **$4,089** | $3,487 | $3,121 |
| Net income from continuing operations | **$ 7.35** | $ 6.54 | $ 7.03 |
| Loss from discontinued operations | **(0.39)** | (0.38) | (0.23) |
| Net income per share | **$ 6.96** | $ 6.16 | $ 6.80 |
| Total weighted-average basic shares outstanding | **579.7** | 561.1 | 455.5 |
| Stock options, warrants, contingently issuable shares, and other | **7.9** | 5.4 | 3.6 |
| Total weighted-average diluted shares outstanding | **587.6** | 566.5 | 459.1 |

(1) Includes undistributed earnings allocated to participating securities using the two-class method under the accounting guidance for computing earnings per share.

(2) Excluded from the computation of diluted earnings per share was 5 million, 7 million and 30 million shares related to awards or options, for the years ended December 31, 2013, 2012 and 2011, respectively, because their inclusion would be anti-dilutive.

## NOTE 14—OTHER NON-INTEREST EXPENSE

The following table represents the components of other non-interest expense for 2013, 2012 and 2011:

**Table 14.1: Components of Other Non-Interest Expense**

| | Year Ended December 31, | | |
|---|---|---|---|
| **(Dollars in millions)** | **2013** | **2012** | **2011** |
| Collections | **$ 470** | $ 544 | $ 563 |
| Fraud losses | **218** | 190 | 122 |
| Bankcard, regulatory, and other fee assessments | **562** | 525 | 394 |
| Other | **903** | 1,127 | 722 |
| Total | **$2,153** | $2,386 | $1,801 |

## NOTE 15—STOCK-BASED COMPENSATION PLANS

### Stock Plans

We have one active stock-based compensation plan available for the issuance of shares to employees, directors and third-party service providers. Under the plan, we reserve common shares for issuance in various forms, including incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards and units, and performance share awards and units.

The following table provides the number of reserved common shares and the number of common shares available for future issuance for our active stock-based compensation plan as of December 31, 2013, 2012 and 2011.

**Table 15.1: Shares Available for Future Issuance**

| (In thousands) | | Available For Issuance December 31 | | |
|---|---|---|---|---|
| **Plan Name** | **Shares Reserved** | **2013** | **2012** | **2011** |
| Amended and Restated 2004 Stock Incentive Plan ("2004 Plan") | **40,000** | **8,590** | 10,897 | 13,286 |

We issue new shares of common or treasury stock upon the settlement of options and stock-based incentive awards.

Total compensation expense recognized for stock-based compensation for 2013, 2012 and 2011 was $240 million, $202 million and $189 million, respectively. The total income tax benefit recognized in the consolidated statements of income for stock-based compensation for 2013, 2012 and 2011 was $91 million, $77 million and $66 million, respectively.

***Stock Options***

Generally, the exercise price of stock options will equal the fair market value of our common stock on the date of grant. The maximum contractual term for options is ten years and option vesting is determined at the time of grant. The vesting for options is generally 33 1/3 percent per year beginning on or shortly after the first anniversary of the grant date, however some option grants cliff vest on or shortly after the first or third anniversary of the grant date and in no event will the exercise price of stock options be less than the fair market value of our common stock on the date of grant. In addition, vesting is subject to the achievement of any applicable performance conditions.

The following table presents a summary of 2013 activity for stock options and the balance of stock options exercisable as of December 31, 2013.

**Table 15.2: Summary of Stock Options Activity**

| | Shares Subject to Options (in thousands) | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term | Aggregate Intrinsic Value (in millions) |
|---|---|---|---|---|
| Outstanding as of January 1, 2013 | **14,259** | **$56.14** | | |
| Granted | **680** | **56.32** | | |
| Exercised | **2,305** | **45.68** | | |
| Forfeited | **349** | **80.03** | | |
| Expired | **34** | **65.07** | | |
| Outstanding as of December 31, 2013 | **12,251** | **$57.41** | **4.3 years** | **$258** |
| Exercisable as of December 31, 2013 | **10,096** | **$58.98** | **3.6 years** | **$200** |

The weighted-average fair value of each option granted for 2013, 2012 and 2011 was $13.42, $12.25 and $13.17, respectively. The total intrinsic value of stock options exercised during 2013, 2012 and 2011 was $47 million, $36 million, and $23 million, respectively. The unrecognized compensation expense related to the stock options as of December 31, 2013 was $3 million, which is expected to be amortized over a weighted-average period of 0.7 years.

The following table sets forth the cash received from the exercise of stock options under all stock-based incentive arrangements, and the actual income tax benefit realized related to tax deductions from the exercise of the stock options.

**Table 15.3: Stock Options Cash Flow Impact**

| | Year ended December 31, | | |
|---|---|---|---|
| **(In millions)** | **2013** | **2012** | **2011** |
| Cash received for options exercised | **$105** | $66 | $38 |
| Tax benefit realized for options exercised | **18** | 14 | 8 |

Compensation expense for stock options is based on the grant date fair value, which is estimated using the Black-Scholes option-pricing model. The option pricing model requires the use of numerous assumptions, many of which are subjective.

The following table presents the weighted average assumptions used to value stock options granted during 2013, 2012 and 2011.

**Table 15.4: Fair Value of Stock Options Granted**

| Assumptions | Year Ended December 31, 2013 | 2012 | 2011 |
|---|---|---|---|
| Dividend yield[1] | **2.29%** | 1.70% | 2.34% |
| Volatility[2] | **32.00** | 35.00 | 36.00 |
| Risk-free interest rate[3] | **1.07** | 0.74 | 2.04 |
| Expected option lives[4] | **5.6 years** | 5.0 years | 5.0 years |

(1) Represents the expected dividend rate over the life of the option.
(2) Based on the implied volatility of exchange-traded options.
(3) Based on the U.S. Treasury yield curve.
(4) Represents the period of time that options granted are expected to remain outstanding and based on historical activities.

***Restricted Stock Awards and Units***

Generally, the value of restricted stock awards and units will equal the fair market value of our common stock on the date of grant. Restricted stock generally vests at 33 1/3 percent per year beginning on or shortly after the first anniversary of the grant date; however, some restricted stock units cliff vest on or shortly after the first anniversary of the grant date. In addition, vesting is subject to the achievement of any applicable performance conditions.

The following table presents a summary of 2013 activity for restricted stock awards and units.

**Table 15.5: Summary of Restricted Stock Awards**

| | Shares (in thousands) | Weighted Average Grant Date Fair Value per Share |
|---|---|---|
| Unvested as of January 1, 2013 | **2,409** | **$46.09** |
| Granted | **1,045** | **58.90** |
| Vested | **1,084** | **43.62** |
| Forfeited | **182** | **50.41** |
| Unvested as of December 31, 2013 | **2,188** | **$53.07** |

The weighted-average grant date fair value of restricted stock in 2013, 2012 and 2011 was $58.90, $46.89 and $47.36, respectively. The total fair value of restricted stock as of the vesting date was $62 million, $107 million and $95 million in 2013, 2012 and 2011, respectively. The unrecognized compensation expense related to unvested restricted stock awards and units as of December 31, 2013 was $54 million, which is expected to be amortized over a weighted-average period of 1.5 years.

***Performance Share Units***

Generally, the value of performance share units will equal the fair market value of our common stock on the date of grant. The performance share unit awards granted in 2013 include an opportunity to receive from 0% to 150% of the target number of common shares, while the performance share unit awards granted in 2012 and 2011 include an opportunity to receive from 0% to 200% of the target number of common shares. The number of performance share units that will ultimately vest is contingent upon meeting specific performance goals over a three-year period. The awards generally vest shortly after the end of the three-year period.

The following table presents a summary of 2013 activity for performance share units.

**Table 15.6: Summary of Performance Share Units**

| | Shares (in thousands) | Weighted Average Grant Date Fair Value per Share |
|---|---|---|
| Unvested as of January 1, 2013 | 646 | $45.05 |
| Granted[1] | 422 | 52.05 |
| Vested[1] | 180 | 36.55 |
| Forfeited | 24 | 46.26 |
| Unvested as of December 31, 2013 | 864 | $50.21 |

(1) Includes adjustments for achievement of specific performance goals for performance share units granted in prior periods.

The weighted-average grant date fair value of performance share units granted during 2013, 2012 and 2011 was $52.05, $39.07 and $52.10, respectively. The total fair value of performance share units vesting on the vesting date was $10 million, $21 million and $22 million in 2013, 2012 and 2011, respectively. The unrecognized compensation expense related to unvested performance share units as of December 31, 2013 was $13 million, which is expected to be amortized over a weighted-average period of 1.5 years.

### *Performance Share Awards*

Generally the value of performance share awards will equal the fair market value of our common stock on the date of grant. Performance share awards were granted for the first time in 2012. The vesting for performance share awards is generally 33 1/3 percent per year beginning on or shortly after the first anniversary of the grant date. The number of performance share awards that will vest each year can be reduced by 50% or 100% depending on whether specific performance goals are met during the three-year service period.

The following table presents a summary of 2013 activity for performance share awards.

**Table 15.7: Summary of Performance Share Awards**

| | Shares (in thousands) | Weighted Average Grant Date Fair Value per Share |
|---|---|---|
| Unvested as of January 1, 2013 | 770 | $45.93 |
| Granted | 686 | 56.32 |
| Vested | 276 | 46.36 |
| Forfeited | 41 | 52.07 |
| Unvested as of December 31, 2013 | 1,139 | $51.87 |

The weighted-average grant date fair value of performance share awards granted during 2013 and 2012 was $56.32 and $45.91, respectively. The total fair value of performance share awards vesting on the vesting date was $16 million in 2013. The unrecognized compensation expense related to unvested performance share awards as of December 31, 2013 was $17 million, which is expected to be amortized over a weighted-average period of 0.9 years.

***Cash Equity Units and Cash-Settled Restricted Stock Units***

We also issue cash equity units and cash-settled restricted stock units which are recorded as liabilities as the expense is recognized. Cash equity units and cash-settled restricted stock units are settled with a cash payment for each unit vested equal to the average fair market value of our common stock for the 20 trading days preceding the vesting date. Cash equity units and cash-settled restricted stock units are settled in cash and therefore are not counted against the common shares reserved for issuance or available for issuance under the 2004 Plan. Cash equity units and cash-settled restricted stock units generally vest at 33 1/3 percent per year beginning on or shortly after the first anniversary of the grant date; however, some cash-settled restricted stock units cliff vest in December of the year of grant or on or shortly after the third anniversary of the grant date. In addition, vesting is subject to the achievement of any applicable performance conditions.

Cash equity units and cash-settled restricted stock units vesting during 2013, 2012 and 2011 resulted in cash payments to associates of $74 million, $88 million, and $81 million, respectively. We expect to recognize the unrecognized compensation cost for unvested cash equity units of $59 million as of December 31, 2013, based on the closing price of our common stock as of that date, over a weighted-average period of 1.4 years.

***Associate Stock Purchase Plan***

We maintain an Associate Stock Purchase Plan (the "Purchase Plan") which is a compensatory plan under the accounting guidance for stock-based compensation. We recognized $11 million, $8 million and $6 million in compensation expense for 2013, 2012 and 2011, respectively under the Purchase Plan.

Under the Purchase Plan, our associates are eligible to contribute between 1% and 15% of their base salary through payroll deductions. The amounts contributed are applied to the purchase of our unissued common or treasury stock at 85% of the current market price. Shares may also be acquired on the open market. In 2012, shareholders authorized an additional 10.0 million shares to be added to the previously authorized total of 8.0 million shares available for issuance under the Purchase Plan. Of the total authorized shares of 18.0 million as of December 31, 2013, 9.4 million shares were available for issuance on December 31, 2013. Of the total authorized shares of 18.0 million as of December 31, 2012, 10.7 million shares were available for issuance as of December 31, 2012.

***Dividend Reinvestment and Stock Purchase Plan***

In 2002, we implemented our Dividend Reinvestment and Stock Purchase Plan ("2002 DRP"), which allows participating stockholders to purchase additional shares of our common stock through automatic reinvestment of dividends or optional cash investments. We had 7.4 million shares available for issuance under the 2002 DRP at December 31, 2013 and 2012.

## NOTE 16—EMPLOYEE BENEFIT PLANS

### Defined Contribution Plan

We sponsor a contributory Associate Savings Plan (the "Plan") in which all full-time and part-time associates over the age of 18 are eligible to participate. We make non-elective contributions to each eligible associate's account and match a portion of associate contributions.

We also sponsor a voluntary non-qualified deferred compensation plan in which select groups of employees are eligible to participate. We make contributions to this plan based on participants' deferral of salary, bonuses and other eligible pay. In addition, we match participants' excess compensation (compensation over the Internal Revenue Service compensation limit) less deferrals. We contributed a total of $206 million, $167 million and $151 million to these plans during the years ended December 31, 2013, 2012 and 2011, respectively.

### Defined Benefit Pension and Other Postretirement Benefit Plans

We sponsor defined benefit pension plans and other postretirement benefit plans. Pension plans include a legacy frozen cash balance plan and plans assumed in the North Fork acquisition, including two qualified defined benefit pension plans and several non-qualified defined benefit pension plans. Our legacy pension plan and the two qualified pension plans from the North Fork acquisition were merged into a single plan effective December 31, 2007. Other postretirement benefit plans, including a legacy plan and plans assumed in the Hibernia and North Fork acquisitions, all of which provide medical and life insurance benefits, were merged into a single plan effective January 1, 2008. Certain HSBC associates became eligible for postretirement benefits under our legacy postretirement benefit plans effective May 1, 2012.

Our pension plans and the other postretirement benefit plans are valued using December 31, 2013 and 2012 measurement dates. Our policy is to amortize prior service amounts on a straight-line basis over the average remaining years of service to full eligibility for benefits of active plan participants.

The following table sets forth, on an aggregated basis, changes in the benefit obligation and plan assets, the funded status and how the funded status is recognized in our consolidated balance sheets, and the components of the net periodic benefit cost recognized in our consolidated statements of income:

**Table 16.1: Changes in Benefit Obligation and Plan Assets**

| | At or For the Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2013 | 2012 | 2013 | 2012 |
| (Dollars in millions) | Defined Pension Benefits | | Other Postretirement Benefits | |
| **Change in benefit obligation:** | | | | |
| Benefit obligation as of beginning of year | **$207** | $198 | **$ 67** | $ 67 |
| Service cost | **1** | 1 | **0** | 0 |
| Interest cost | **7** | 8 | **2** | 3 |
| Plan amendments[1] | **0** | 0 | **0** | 3 |
| Benefits paid | **(17)** | (18) | **(4)** | (4) |
| Net actuarial loss (gain) | **(13)** | 18 | **(12)** | (2) |
| Benefit obligation as of end of year | **$185** | $207 | **$ 53** | $ 67 |
| **Change in plan assets:** | | | | |
| Fair value of plan assets as of beginning of year | **$224** | $214 | **$ 7** | $ 7 |
| Actual return on plan assets | **22** | 27 | **1** | 1 |
| Employer contributions | **1** | 1 | **3** | 3 |
| Benefits paid | **(17)** | (18) | **(4)** | (4) |
| Fair value of plan assets as of end of year | **$230** | $224 | **$ 7** | $ 7 |
| Over (under) funded status as of end of year | **$ 45** | $ 17 | **$(46)** | $(60) |
| **Balance sheet presentation:** | | | | |
| Other assets | **$ 56** | $ 30 | **$ 0** | $ 0 |
| Other liabilities | **(11)** | (13) | **(46)** | (60) |
| Net amount recognized as of end of year | **$ 45** | $ 17 | **$(46)** | $(60) |
| **Accumulated benefit obligation at end of year** | **$185** | $207 | **$ 0** | $ 0 |
| **Components of net periodic benefit cost:** | | | | |
| Service cost | **$ 1** | $ 1 | **$ 0** | $ 0 |
| Interest cost | **7** | 8 | **2** | 3 |
| Expected return on plan assets | **(14)** | (13) | **0** | (1) |
| Amortization of transition obligation, prior service credit, and net actuarial loss (gain) | **2** | 2 | **(3)** | (3) |
| Net periodic benefit gain | **$ (4)** | $ (2) | **$ (1)** | $ (1) |
| **Changes recognized in other comprehensive income, pretax:** | | | | |
| Net actuarial gain (loss) | **$ 22** | $ (4) | **$ 13** | $ 2 |
| Prior service cost | **0** | 0 | **0** | (3) |
| Reclassification adjustments for amounts recognized in net periodic benefit cost | **2** | 2 | **(3)** | (3) |
| Total gain (loss) recognized in other comprehensive income | **$ 24** | $ (2) | **$ 10** | $ (4) |

(1) The other post retirement benefit plan was amended during 2012 to allow for participation by certain HSBC associates.

Pre-tax amounts recognized in accumulated other comprehensive income that have not yet been recognized as a component of net periodic benefit cost consist of the following:

**Table 16.2 Amounts Recognized in OCI**

| | December 31, | | | |
|---|---|---|---|---|
| | 2013 | 2012 | 2013 | 2012 |
| (Dollars in millions) | Defined Pension Benefits | | Other Postretirement Benefits | |
| Prior service credit | **$ 0** | $ 0 | **$(1)** | $2 |
| Net actuarial gain (loss) | **(52)** | (76) | **14** | 2 |
| Accumulated other comprehensive (loss) income | **$(52)** | $(76) | **$13** | $4 |

Pre-tax amounts recorded in accumulated other comprehensive income as of December 31, 2013 that are expected to be recognized as a component of our net periodic benefit cost in 2014 consist of the following:

| (Dollars in millions) | Defined Pension Benefits | Other Postretirement Benefits |
|---|---|---|
| Prior service credit | **$ 0** | **$1** |
| Net actuarial gain (loss) | **(1)** | **2** |
| Net gain (loss) | **$(1)** | **$3** |

The following table presents weighted-average assumptions used in the accounting for the plans:

**Table 16.3 Assumptions Used in the Accounting for the Plans**

| | December 31, | | | |
|---|---|---|---|---|
| | 2013 | 2012 | 2013 | 2012 |
| | Defined Pension Benefits | | Other Postretirement Benefits | |
| **Assumptions for benefit obligations at measurement date:** | | | | |
| Discount rate | **4.6%** | 3.7% | **4.6%** | 3.7% |
| Rate of compensation increase | **n/a** | n/a | **n/a** | n/a |
| **Assumptions for periodic benefit cost for the year ended:** | | | | |
| Discount rate | **3.7%** | 4.5% | **3.7%** | 4.5% |
| Expected long-term rate of return on plan assets | **6.5%** | 6.5% | **6.5%** | 6.5% |
| Rate of compensation increase | **n/a** | n/a | **n/a** | n/a |
| **Assumptions for year-end valuations:** | | | | |
| Health care cost trend rate assumed for next year: | | | | |
| Pre-age 65 | **n/a** | n/a | **7.5%** | 7.7% |
| Post-age 65 | **n/a** | n/a | **7.7%** | 8.0% |
| Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) | **n/a** | n/a | **4.5%** | 4.5% |
| Year the rate reaches the ultimate trend rate | **n/a** | n/a | **2028** | 2028 |

To develop the expected long-term rate of return on plan assets assumption, consideration was given to the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on the plan assets assumption for the portfolio.

Assumed health care trend rates have a significant effect on the amounts reported for the other postretirement benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

**Table 16.4 Sensitivity Analysis**

| (Dollars in millions) | Year Ended December 31, 2013 | | 2012 | |
|---|---|---|---|---|
| | 1% Increase | 1% Decrease | 1% Increase | 1% Decrease |
| Effect on year-end postretirement benefit obligation | **$6** | **$(5)** | $ 7 | $(6) |
| Effect on total service and interest cost components | **0** | **0** | (1) | 0 |

***Plan Assets***

The qualified defined benefit pension plan asset allocations as of the annual measurement dates are as follows:

**Table 16.5 Plan Assets**

| | December 31, 2013 | 2012 |
|---|---|---|
| Common collective trusts[1] | **63%** | 59% |
| Money market fund | **0** | 1 |
| Corporate bonds (S&P rating of A or higher) | **6** | 6 |
| Corporate bonds (S&P rating of lower than A) | **10** | 11 |
| Government securities | **14** | 17 |
| Mortgage backed securities | **6** | 6 |
| Municipal bonds | **1** | 0 |
| Total | **100%** | 100% |

(1) Common collective trusts include domestic and international equity securities.

Plan assets are invested using a total return investment approach whereby a mix of equity securities and debt securities are used to preserve asset values, diversify risk and enhance our ability to achieve our long-term investment return benchmark.

Investment strategies and asset allocations are based on careful consideration of plan liabilities, the plan's funded status and our financial condition. Investment performance and asset allocation are measured and monitored on a quarterly basis.

Plan assets are managed in a balanced portfolio comprised of three major components: a domestic equity portion, an international equity portion and a domestic fixed income portion. The expected role of plan equity investments is to maximize the long-term real growth of fund assets, while the role of fixed income investments is to generate current income, provide for more stable periodic returns and provide some protection against a prolonged decline in the market value of fund equity investments.

The investment guidelines provide the following asset allocation targets and ranges: domestic equity target of 39% and allowable range of 34% to 44%, international equity target of 16% and allowable range of 11% to 21%, fixed income securities target of 45% and allowable range of 35% to 55%.

### Fair Value Measurement

For information on fair value measurements, including descriptions of Level 1, 2 and 3 of the fair value hierarchy and the valuation methods we utilize, see "Note 1—Summary of Significant Accounting Policies" and "Note 18—Fair Value of Financial Instruments."

### Table 16.6 Plan Assets Measured at Fair Value on a Recurring Basis

| | December 31, 2013 | | | |
|---|---|---|---|---|
| | Fair Value Measurements Using | | | Assets at Fair Value |
| (Dollars in millions) | Level 1 | Level 2 | Level 3 | |
| **Plan Assets** | | | | |
| Common collective trusts | **$0** | **$150** | **$0** | **$150** |
| Money market fund | **0** | **0** | **0** | **0** |
| Corporate bonds (S&P rating of A or higher) | **0** | **15** | **0** | **15** |
| Corporate bonds (S&P rating of lower than A) | **0** | **24** | **0** | **24** |
| Government securities | **0** | **33** | **0** | **33** |
| Mortgage-backed securities | **0** | **14** | **0** | **14** |
| Municipal bonds | **0** | **1** | **0** | **1** |
| Total | **$0** | **$237** | **$0** | **$237** |

| | December 31, 2012 | | | |
|---|---|---|---|---|
| | Fair Value Measurements Using | | | Assets at Fair Value |
| (Dollars in millions) | Level 1 | Level 2 | Level 3 | |
| **Plan Assets** | | | | |
| Common collective trusts | $0 | $136 | $0 | $136 |
| Money market fund | 0 | 1 | 0 | 1 |
| Corporate bonds (S&P rating of A or higher) | 0 | 14 | 0 | 14 |
| Corporate bonds (S&P rating of lower than A) | 0 | 26 | 0 | 26 |
| Government securities | 0 | 39 | 0 | 39 |
| Mortgage-backed securities | 0 | 14 | 0 | 14 |
| Municipal bonds | 0 | 1 | 0 | 1 |
| Total | $0 | $231 | $0 | $231 |

***Expected future benefit payments***

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

**Table 16.7 Expected Future Benefits Payments**

| (Dollars in millions) | Pension Benefits | Postretirement Benefits |
|---|---|---|
| 2014 | $12 | $ 2 |
| 2015 | 12 | 4 |
| 2016 | 12 | 4 |
| 2017 | 11 | 4 |
| 2018 | 11 | 4 |
| 2019 - 2023 | 56 | 17 |

In 2014, $1 million in contributions are expected to be made to the pension plans and $2 million in contributions are expected to be made to other postretirement benefits plans.

## NOTE 17—INCOME TAXES

We account for income taxes in accordance with the accounting guidance prescribed by the FASB, recognizing the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements using the provisions of enacted tax laws. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets to an amount that is more likely than not to be realized.

**Table 17.1: Significant Components of the Provision for Income Taxes Attributable to Continuing Operations**

| | Year Ended December 31, | | |
|---|---|---|---|
| (Dollars in millions) | 2013 | 2012 | 2011 |
| Current income tax provision: | | | |
| Federal taxes | **$1,360** | $1,401 | $ 721 |
| State taxes | **194** | 154 | 89 |
| International taxes | **115** | 44 | 33 |
| Total current provision (benefit) | **$1,669** | $1,599 | $ 843 |
| Deferred income tax provision: | | | |
| Federal taxes | **$ 305** | $ (232) | $ 594 |
| State taxes | **47** | (84) | (88) |
| International taxes | **4** | 18 | (15) |
| Total deferred provision (benefit) | **$ 356** | $ (298) | $ 491 |
| Total income tax provision | **$2,025** | $1,301 | $1,334 |

The international income tax provision is related to pre-tax earnings from foreign operations of approximately $459 million in 2013, $296 million in 2012, and $28 million in 2011.

Income tax benefits of $1 million, $620 million and $3 million in 2013, 2012 and 2011, respectively, were allocated directly to reduce goodwill from acquisitions.

**Table 17.2: Income Tax Provision (Benefit) Reported in Stockholders' Equity**

| | Year Ended December 31, | | |
|---|---|---|---|
| (Dollars in millions) | 2013 | 2012 | 2011 |
| Foreign currency translation gains (losses) | **$ 5** | $ 3 | $ (1) |
| Net unrealized gains (losses) on securities available for sale | **(364)** | 256 | (41) |
| Net unrealized gains (losses) on securities transfered to held to maturity | **(538)** | 0 | 0 |
| Net unrealized gains (losses) on cash flow hedge instruments | **(95)** | 47 | 18 |
| Employee stock plans | **(10)** | 15 | (19) |
| Other | **19** | 0 | (7) |
| Total income tax provision (benefit) | **$(983)** | $321 | $(50) |

**Table 17.3: Effective Income Tax Rate**

| | Year Ended December 31, | | |
|---|---|---|---|
| (Dollars in millions) | 2013 | 2012 | 2011 |
| Income tax at U.S. federal statutory tax rate | **35.0%** | 35.0% | 35.0% |
| State taxes, net of federal benefit | **2.1** | 1.9 | 1.4 |
| Resolution of federal income tax issues and audits | **0** | (0.2) | (1.1) |
| Low-income housing, New Markets, and other tax credits | **(4.7)** | (5.0) | (4.3) |
| Other foreign tax differences, net | **(0.6)** | (0.7) | (0.1) |
| Nontaxable bargain purchase gain | **0** | (4.1) | 0.0 |
| Other, net | **(0.2)** | (1.1) | (1.8) |
| Income tax effective tax rate | **31.6%** | 25.8% | 29.1% |

During 2013, 2012 and 2011, our income tax expense was reduced by $3 million, $7 million and $50 million, respectively, due to the resolution of certain tax issues and audits for prior years with the Internal Revenue Service ("IRS"). This reduction represented the release of previous accruals for potential audit and litigation adjustments which were subsequently settled or eliminated and further refinement of existing tax exposures.

**Table 17.4: Significant Components of Deferred Tax Assets and Liabilities**

| (Dollars in millions) | December 31, 2013 | 2012 |
|---|---|---|
| **Deferred tax assets:** | | |
| Allowance for loan and lease losses | **$1,583** | $1,876 |
| Security and loan valuations | **1,296** | 502 |
| Rewards programs | **855** | 755 |
| Representation and warranty reserve | **444** | 343 |
| Deferred compensation and employee benefits | **304** | 350 |
| Net operating loss and tax credit carryforwards | **248** | 362 |
| Net unrealized losses on derivatives | **167** | 77 |
| Unearned income | **87** | 116 |
| Other assets | **259** | 293 |
| Other foreign deferred taxes | **7** | 22 |
| Subtotal | **5,250** | 4,696 |
| Valuation allowance | **(139)** | (123) |
| Total deferred tax assets | **5,111** | 4,573 |
| **Deferred tax liabilities:** | | |
| Original issue discount | **893** | 958 |
| Fixed assets and leases | **173** | 184 |
| Goodwill and other intangibles | **10** | 237 |
| Other liabilities | **369** | 256 |
| Total deferred tax liabilities | **1,445** | 1,635 |
| Net deferred tax assets | **$3,666** | $2,938 |

As of the end of December 31, 2013, we had federal net operating loss carry-forwards and losses of $252 million attributable to ING Direct that expire from 2018 to 2032. Under IRS rules, the Company's ability to utilize these losses against future income is limited to $317 million per year. We have state operating loss carryforwards with a net tax value of $144 million that expire from 2014 to 2033. We have a foreign tax credit carryforward of $16 million that expires in 2019.

The valuation allowance was increased by $16 million to adjust the tax benefit of certain state deferred tax assets and net operating loss carryforwards to the amount we have determined is more likely than not to be realized.

The deferred tax liability for original issue discount represents interchange, late fees, cash advance fees and over-limit fees. These items are generally treated as original issue discount ("OID") for tax purposes and recognized over the life of the related credit card receivables. These items are recognized in the our consolidated statements of income as income in the year earned. For income statement purposes, late fees are reported as interest income, and interchange, cash advance fees and overlimit fees are reported as non-interest income.

**Table 17.5: Deferred Tax Liability Related to Original Issue Discount**

| (Dollars in millions) | December 31, 2013 | 2012 |
|---|---|---|
| Original Issue discount: | | |
| OID—late fees | **$1,024** | $1,225 |
| OID—all other | **1,402** | 1,377 |
| Gross original issue discount | **2,426** | 2,602 |
| Net deferred tax liability | **$ 893** | $ 957 |

The accounting guidance for income taxes clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides rules on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

We recognize accrued interest and penalties related to income taxes as a component of income tax expense. We recognized a $13 million benefit, $3 million expense and $39 million benefit of net interest and penalties for 2013, 2012 and 2011, respectively. The accrued balance of interest and penalties related to unrecognized tax benefits is presented in the table below.

**Table 17.6: Reconciliation of the Change in Unrecognized Tax Benefits**

| (Dollars in millions) | Gross Unrecognized Tax Benefits | Accrued Interest and Penalties | Gross Tax, Interest and Penalties |
|---|---|---|---|
| Balance as of January 1, 2012 | $ 213 | $ 60 | $ 273 |
| Additions for tax positions related to the current year | 0 | 0 | 0 |
| Additions for tax positions related to prior years | 51 | 9 | 60 |
| Reductions for tax positions related to prior years due to IRS and other settlements | (56) | (15) | (71) |
| Additions for tax positions related to acquired entities in prior years, offset to goodwill | 0 | 0 | 0 |
| Other reductions for tax positions related to prior years | 0 | 0 | 0 |
| Balance as of December 31, 2012 | **$ 208** | **$ 54** | **$ 262** |
| Additions for tax positions related to the current year | **—** | **—** | **—** |
| Additions for tax positions related to prior years | **15** | **7** | **22** |
| Reductions for tax positions related to prior years due to IRS and other settlements | **(109)** | **(22)** | **(131)** |
| Additions for tax positions related to acquired entities in prior years, offset to goodwill | **0** | **0** | **0** |
| Other reductions for tax positions related to prior years | **0** | **0** | **0** |
| Balance as of December 31, 2013 | **$ 114** | **$ 39** | **$ 153** |
| Portion of balance at December 31, 2013 that, if recognized, would impact the effective income tax rate | **$ 78** | **$ 25** | **$ 103** |

We are subject to examination by the IRS and other tax authorities in certain countries and states in which we have significant business operations. The tax years subject to examination vary by jurisdiction. During 2013, the

IRS completed its review of the Company's federal income tax refund claims with respect to the tax years 2000 through 2008 and authorized the payment of tax refunds in the aggregate amount of $155 million. The IRS substantially completed the examination of the Company's federal income tax returns for the tax years 2009 and 2010 during 2013 and chose not to examine the Company's federal income tax return for the tax year 2011. The Company has been accepted into the IRS Compliance Assurance Process (CAP) for the Company's federal income tax returns beginning with the 2014 tax year.

It is reasonably possible that further adjustments to the Company's unrecognized tax benefits may be made within twelve months of the reporting date as a result of the above-referenced pending matters. At this time, an estimate of the potential change to the amount of unrecognized tax benefits cannot be made.

As of December 31, 2013, U.S. income taxes and foreign withholding taxes have not been provided on approximately $1.3 billion of unremitted earnings of subsidiaries operating outside the U.S., in accordance with the guidance for accounting for income taxes in special areas. These earnings are considered by management to be invested indefinitely. Upon repatriation of these earnings, we could be subject to both U.S. income taxes (subject to possible adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability and foreign withholding tax on these unremitted earnings is not practicable at this time because such liability is dependent upon circumstances existing if and when remittance occurs.

As of December 31, 2013, U.S. income taxes of approximately $109 million have not been provided for approximately $287 million of previously acquired thrift bad debt reserves created for tax purposes as of December 31, 1987. These amounts, acquired as a result of the merger with North Fork Bancorporation, Inc. and the acquisition of CCB, are subject to recapture in the unlikely event that CONA, as successor to North Fork Bank and CCB, makes distributions in excess of earnings and profits, redeems its stock, or liquidates.

## NOTE 18—FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

- Level 1: Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2: Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities
- Level 3: Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

The accounting guidance for fair value measurements requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining fair value. The accounting guidance provides for the irrevocable option to elect, on a contract-by-contract basis, to measure certain financial assets and liabilities at fair value at inception of the contract and record any subsequent changes in fair value into earnings. We have not made any material fair value option elections as of and for the years ended December 31, 2013, 2012 and 2011.

**Fair Value Governance and Control**

We have a governance framework and a number of key controls that are intended to ensure that our fair value measurements are appropriate and reliable. Our governance framework provides for independent oversight and segregation of duties. Our control processes include review and approval of new transaction types, price verification and review of valuation judgments, methods, models, process controls and results. Groups independent from our trading and investing functions, including our Corporate Valuations Group ("CVG"), Fair Value Committee and Model Validation Group, participate in the review and validation process. The fair valuation governance process is set up in a manner that allows the Chairperson of the Fair Value Committee ("FVC") to escalate valuation disputes that cannot be resolved at the FVC to a more senior committee called the Valuations Advisory Committee for resolution. The Valuations Advisory Committee ("VAC") is chaired by the Chief Financial Officer and includes other senior management. The VAC is only convened to review escalated valuation disputes and did not meet during 2013.

The CVG performs periodic independent verification of fair value measurements to determine if assigned fair values are reasonable. For example, in cases where we rely on third party pricing services to obtain fair value measures, we analyze pricing variances among different pricing sources and validate the final price used by comparing the information to additional sources, including dealer pricing indications in transaction results and other internal sources, where necessary. Additional validation procedures performed by the CVG include reviewing (either directly or indirectly through the reasonableness of assigned fair values) valuation inputs and assumptions, and monitoring acceptable variances between recommended prices and validation prices. The CVG and the Trade Analytics and Valuation team perform due diligence reviews of the third party pricing services by comparing their prices with prices from other sources and reviewing other control documentation. Additionally, when necessary, the CVG and Trade Analytics and Valuation Team ("TAV") challenge prices from third party vendors to ensure reasonableness of prices through a pricing challenge process. This may include a request for a transparency of the assumptions used by the third party.

The FVC, which includes representation from business areas, our Risk Management division and our Finance division, is a forum for discussing fair market valuations, inputs, assumptions, methodologies, variance thresholds, valuation control environment and material risks or concerns related to fair market valuations. Additionally, the FVC is empowered to resolve valuation disputes between the primary valuation providers and the CVG. It provides guidance and oversight to ensure an appropriate valuation control environment. The FVC regularly reviews and approves our valuation methodologies to ensure that our methodologies and practices are consistent with industry standards and adhere to regulatory and accounting guidance. The Chief Financial Officer determines when material issues or concerns regarding valuations shall be raised to the Audit Committee or other delegated committee of the Board of Directors.

We have a model policy, established by an independent Model Risk Office, which governs the validation of models and related supporting documentation to ensure the appropriate use of models for pricing. The Model Validation Group is part of the Model Risk Office and validates all models and provides ongoing monitoring of their performance, including the validation and monitoring of the performance of all valuation models.

## Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table displays our assets and liabilities measured on our consolidated balance sheets at fair value on a recurring basis as of December 31, 2013 and 2012:

### Table 18.1: Assets and Liabilities Measured at Fair Value on a Recurring Basis

| | December 31, 2013 | | | |
|---|---|---|---|---|
| | Fair Value Measurements Using | | | |
| (Dollars in millions) | Level 1 | Level 2 | Level 3 | Total |
| **Assets** | | | | |
| Securities available for sale: | | | | |
| U.S. Treasury debt obligations | $833 | $ 0 | $ 0 | $ 833 |
| U.S. Agency debt obligations | 0 | 1 | 0 | 1 |
| Corporate debt securities guaranteed by U.S. government agencies | 0 | 307 | 927 | 1,234 |
| RMBS | 0 | 23,775 | 1,304 | 25,079 |
| CMBS | 0 | 5,267 | 739 | 6,006 |
| Other ABS | 0 | 6,793 | 343 | 7,136 |
| Other securities | 127 | 1,367 | 17 | 1,511 |
| Total securities available for sale | 960 | 37,510 | 3,330 | 41,800 |
| Other assets: | | | | |
| Consumer MSRs | 0 | 4 | 69 | 73 |
| Derivative assets[1] | 3 | 906 | 50 | 959 |
| Retained interests in securitizations | 0 | 0 | 199 | 199 |
| **Total assets** | $963 | $38,420 | $3,648 | $43,031 |
| **Liabilities** | | | | |
| Other liabilities: | | | | |
| Derivative liabilities[1] | $ 4 | $ 668 | $ 38 | $ 710 |
| **Total liabilities** | $ 4 | $ 668 | $ 38 | $ 710 |

| (Dollars in millions) | December 31, 2012 | | | |
|---|---|---|---|---|
| | Fair Value Measurements Using | | | |
| | Level 1 | Level 2 | Level 3 | Total |
| **Assets** | | | | |
| Securities available for sale: | | | | |
| U.S. Treasury debt obligations | $1,552 | $ 0 | $ 0 | $ 1,552 |
| U.S. Agency debt obligations | 0 | 302 | 0 | 302 |
| Corporate debt securities guaranteed by U.S. government agencies | 0 | 362 | 650 | 1,012 |
| RMBS | 0 | 42,538 | 1,335 | 43,873 |
| CMBS | 0 | 7,042 | 587 | 7,629 |
| Other ABS | 0 | 8,356 | 102 | 8,458 |
| Other securities | 145 | 993 | 15 | 1,153 |
| Total securities available for sale | 1,697 | 59,593 | 2,689 | 63,979 |
| Other assets: | | | | |
| Consumer MSRs | 0 | 0 | 55 | 55 |
| Derivative assets[1] | 1 | 1,757 | 90 | 1,848 |
| Retained interests in securitizations | 0 | 0 | 204 | 204 |
| **Total assets** | $1,698 | $61,350 | $3,038 | $66,086 |
| **Liabilities** | | | | |
| Other liabilities: | | | | |
| Derivative liabilities[1] | $ 1 | $ 361 | $ 38 | $ 400 |
| **Total liabilities** | $ 1 | $ 361 | $ 38 | $ 400 |

(1) Does not reflect $1 million and $9 million recognized as a net valuation allowance on derivative assets and liabilities for non-performance risk as of December 31, 2013 and 2012, respectively. Non-performance risk is reflected in other assets/liabilities on the balance sheet and offset through the income statement in other income.

The determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy is performed at the end of each reporting period. We consider all available information, including observable market data, indications of market liquidity and orderliness, and our understanding of the valuation techniques and significant inputs. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments' fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions. During 2013 we had minimal movements between Levels 1 and 2.

## Level 3 Recurring Fair Value Rollforward

The tables below present a reconciliation for all assets and liabilities measured and recognized at fair value on a recurring basis using significant unobservable inputs (Level 3). When assets and liabilities are transferred between levels, we recognize the transfer as of the end of the period.

### Table 18.2: Level 3 Recurring Fair Value Rollforward

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2013 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Total Gains or (Losses) (Realized/Unrealized) | | | | | | | | | |
| (Dollars in millions) | Balance, January 1, 2013 | Included in Net Income[1] | Included in Other Comprehensive Income | Purchases | Sales | Issuances | Settlements | Transfers Into Level 3[2] | Transfers Out of Level 3[2] | Balance, December 31, 2013 | Net Unrealized Gains (Losses) Included in Net Income Related to Assets and Liabilities Still Held as of December 31, 2013[3] |
| **Assets:** | | | | | | | | | | | |
| Securities available for sale: | | | | | | | | | | | |
| Corporate debt securities guaranteed by U.S. government agencies | $ 650 | $ 0 | $ (39) | $ 272 | $ 0 | $ 0 | $ (67) | $ 156 | $ (45) | $ 927 | $ 0 |
| RMBS | 1,335 | (16) | 203 | 287 | 0 | 0 | (239) | 794 | (1,060) | 1,304 | (20) |
| CMBS | 587 | 0 | (57) | 1,085 | (10) | 0 | 11 | 284 | (1,161) | 739 | 0 |
| Other ABS | 102 | (1) | 14 | 279 | (56) | 0 | (2) | 103 | (96) | 343 | (1) |
| Other securities | 15 | 0 | 0 | 32 | (23) | 0 | (7) | 1 | (1) | 17 | 0 |
| Total securities available for sale | 2,689 | (17) | 121 | 1,955 | (89) | 0 | (304) | 1,338 | (2,363) | 3,330 | (21) |
| Other assets: | | | | | | | | | | | |
| Consumer MSRs | 55 | 34 | 0 | 0 | 0 | 13 | (7) | 0 | (26) | 69 | 18 |
| Derivative assets | 90 | (22) | 0 | 0 | 0 | 10 | (19) | 0 | (9) | 50 | (22) |
| Retained interest in securitizations | 204 | (5) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 199 | (5) |
| **Liabilities:** | | | | | | | | | | | |
| Other liabilities: | | | | | | | | | | | |
| Derivative liabilities | 38 | 14 | 0 | 0 | 0 | 14 | (28) | 1 | (1) | 38 | 14 |

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Year Ended December 31, 2012

| (Dollars in millions) | Balance, January 1, 2012 | Total Gains or (Losses) (Realized/Unrealized): Included in Net Income[1] | Total Gains or (Losses) (Realized/Unrealized): Included in Other Comprehensive Income | Purchases | Sales | Issuances | Settlements | Transfers Into Level 3[2] | Transfers Out of Level 3[2] | Balance, December 31, 2012 | Net Unrealized Gains (Losses) Included in Net Income Related to Assets and Liabilities Still Held as of December 31, 2012[3] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Assets:** | | | | | | | | | | | |
| Securities available for sale: | | | | | | | | | | | |
| Corporate debt securities guaranteed by U.S. government agencies | $ 0 | $ 0 | $ 6 | $ 276 | $ 0 | $ 0 | $ (8) | $376 | $0 | $650 | $0 |
| RMBS | 195 | (10) | 157 | 2,549 | (640) | 0 | (280) | 630 | (1,266) | 1,335 | (10) |
| CMBS | 274 | 5 | 20 | 1,102 | (76) | 0 | (30) | 70 | (778) | 587 | 5 |
| Other ABS | 32 | 0 | 23 | 384 | 0 | 0 | (4) | 261 | (594) | 102 | 0 |
| Other securities | 12 | 0 | 0 | 0 | 0 | 0 | (5) | 17 | (9) | 15 | 0 |
| Total securities available for sale | 513 | (5) | 206 | 4,311 | (716) | 0 | (327) | 1,354 | (2,647) | 2,689 | (5) |
| Other assets: | | | | | | | | | | | |
| Consumer MSRs | 93 | (39) | 0 | 0 | 0 | 11 | (10) | 0 | 0 | 55 | (39) |
| Derivative assets | 103 | 58 | 0 | 0 | 0 | 13 | (88) | 13 | (9) | 90 | 58 |
| Retained interest in securitization | 145 | 59 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 204 | 59 |
| **Liabilities:** | | | | | | | | | | | |
| Other liabilities | | | | | | | | | | | |
| Derivative liabilities | 279 | 12 | 0 | 0 | 0 | 33 | (274) | (8) | (4) | 38 | 12 |

(1) Gains (losses) related to Level 3 mortgage servicing rights and Level 3 derivative assets and derivative liabilities are reported in other non-interest income, which is a component of non-interest income. Gains (losses) related to Level 3 retained interests in securitizations are reported in servicing and securitizations income, which is a component of non-interest income.

(2) The transfers out of Level 3 for 2013 and 2012 were primarily driven by greater consistency among multiple pricing sources. The transfers into Level 3 were primarily driven by less consistency among vendor pricing on individual securities.

(3) The amount presented for unrealized gains (loss) for assets still held as of the reporting date primarily represents impairments for securities available for sale, accretion on certain fixed maturity securities, change in fair value of derivative instruments and mortgage servicing rights transaction. The impairments are reported in total other-than-temporary losses as a component of non-interest income.

## Significant Level 3 Fair Value Asset and Liability Input Sensitivity

Changes in unobservable inputs may have a significant impact on fair value. Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. In general, an increase in the discount rate, default rates, loss severity and credit spreads, in isolation, would result in a decrease in the fair value measurement. In addition, an increase in default rates would generally be accompanied by a decrease in recovery rates, slower prepayment rates and an increase in liquidity spreads.

## Techniques and Inputs for Level 3 Fair Value Measurements

The following table presents the significant unobservable inputs relied upon to determine the fair values of our recurring Level 3 financial instruments. We utilize multiple third party pricing services to obtain fair value measures for our securities. Several of our third party pricing services are only able to provide unobservable input information for a limited number of securities due to software licensing restrictions. Other third party pricing services are able to provide unobservable input information for all securities for which they provide a valuation. As a result, the unobservable input information for the securities available for sale presented below represents a composite summary of all information we are able to obtain for a majority of our securities. The unobservable input information for all other Level 3 financial instruments is based on the assumptions used in our internal valuation models.

**Table 18.3: Quantitative Information about Level 3 Fair Value Measurements**

| Quantitative Information about Level 3 Fair Value Measurements | | | | | |
|---|---|---|---|---|---|
| (Dollars in millions) | Fair Value at December 31, 2013 | Significant Valuation Techniques | Significant Unobservable Inputs | Range | Weighted Average |
| **Assets:** | | | | | |
| Securities available for sale: | | | | | |
| RMBS | $1,304 | Discounted cash flows (3rd party pricing) | Yield<br>Constant prepayment rate<br>Default rate<br>Loss severity | 0-23%<br>0-21%<br>0-18%<br>0-95% | 5%<br>5%<br>8%<br>49% |
| CMBS | $ 739 | Discounted cash flows (3rd party pricing) | Yield<br>Constant prepayment rate | 1-4%<br>0-20% | 2%<br>3% |
| Other ABS | $ 343 | Discounted cash flows (3rd party pricing) | Yield<br>Constant prepayment rate<br>Default rate<br>Loss severity | 1-8%<br>1-6%<br>1-19%<br>44-80% | 3%<br>2%<br>12%<br>69% |
| U.S. government guaranteed debt and other securities | $ 944 | Discounted cash flows (3rd party pricing) | Yield | 0-3% | 2% |
| **Other assets:** | | | | | |
| Consumer MSRs | $ 69 | Discounted cash flows | Total prepayment rate<br>Discount rate<br>Servicing cost ($per loan) | 9.03-32.05%<br>9.94-17.07%<br>$81.39-$393.52 | 14.47%<br>10.58%<br>$89.32 |
| Derivative assets | $ 50 | Discounted cash flows | Swap rates | 2.99-3.70% | 3.57% |
| Retained interests in securitization [1] | $ 199 | Discounted cash flows | Life of receivables (months)<br>Constant prepayment rate<br>Discount rate<br>Default rate<br>Loss severity | 34-101<br>1.91-7.24%<br>4.54-13.57%<br>1.79-7.07%<br>14.71-88.69% | N/A |
| **Liabilities:** | | | | | |
| Other liabilities: | | | | | |
| Derivative liabilities | $ 38 | Discounted cash flows | Swap rates | 3.01-3.67% | 3.57% |

[1] Due to the nature of the various mortgage securitization structures in which we have retained interest, it is not meaningful to present a consolidated weighted average for the significant unobservable inputs.

**Quantitative Information about Level 3 Fair Value Measurements**

| (Dollars in millions) | Fair Value at December 31, 2012 | Significant Valuation Techniques | Significant Unobservable Inputs | Range | Weighted Average |
|---|---|---|---|---|---|
| **Assets:** | | | | | |
| Securities available for sale: | | | | | |
| RMBS | $1,335 | Discounted cash flows (3rd party pricing) | Yield<br>Constant prepayment rate<br>Default rate<br>Loss severity | 0-24%<br>0-26%<br>0-21%<br>4-75% | 5%<br>6%<br>9%<br>52% |
| CMBS | $ 587 | Discounted cash flows (3rd party pricing) | Yield<br>Constant prepayment rate | 1-3%<br>0-15% | 2%<br>11% |
| Other ABS | $ 102 | Discounted cash flows (3rd party pricing) | Yield<br>Constant prepayment rate<br>Default rate<br>Loss severity | 1-24%<br>0-5%<br>1-28%<br>46-88% | 4%<br>2%<br>15%<br>72% |
| U.S. government guaranteed debt and other securities | $ 665 | Discounted cash flows (3rd party pricing) | Yield | 1-4% | 2% |
| **Other assets:** | | | | | |
| Consumer MSRs | $ 55 | Discounted cash flows | Total prepayment rate<br>Discount rate<br>Servicing cost ($per loan) | 11.77-32.99%<br>9.95-37.88%<br>$81-$864 | 19.37%<br>12.66%<br>$302 |
| Derivative assets | $ 90 | Discounted cash flows | Swap rates | 1.82-2.58% | 2.46% |
| Retained interests in securitization[1] | $ 204 | Discounted cash flows | Life of receivables (months)<br>Constant prepayment rate<br>Discount rate | 29-243<br>1.25-22.21%<br>2.90-13.57% | N/A |
| **Liabilities:** | | | | | |
| Other liabilities: | | | | | |
| Derivative liabilities | $ 38 | Discounted cash flows | Swap rates | 1.82-2.55% | 2.42% |

(1) Due to the nature of the various mortgage securitization structures in which we have retained interest, it is not meaningful to present a consolidated weighted average for the significant unobservable inputs.

### Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

We are required to measure and recognize certain other financial assets at fair value on a nonrecurring basis in the consolidated balance sheets. These financial assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when we evaluate impairment). The following table presents the carrying amount of the assets measured at fair value on a nonrecurring basis and still held as of December 31, 2013 and 2012, the significant valuation techniques and unobservable inputs used in those measurement, and total gain or losses recognized in earnings during the years ended December 31, 2013 and 2012 attributable to the fair value changes relating to these assets:

**Table 18.4: Nonrecurring Fair Value Measurements Related to Assets Still Held at Period End**

| | December 31, 2013 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Estimated Fair Value Hierarchy | | | | | | | | |
| (Dollars in millions) | Level 1 | Level 2 | Level 3 | Total | Significant Valuation Techniques | Significant Unobservable Inputs | Range | Weighted Average | Gains (Losses) for Year Ended 12/31/13 |
| Assets: | | | | | | | | | |
| Loans held for sale | $0 | $145 | $ 0 | $145 | N/A | N/A | N/A | N/A | $ (1) |
| Loans held for investment | 0 | 0 | 84 | 84 | Appraisal Value | Non-recoverable rate | 0-42% | 13% | (28) |
| Other assets[(1)] | 0 | 0 | 64 | 64 | Fair value of property or collateral | Appraisal Value | N/A | N/A | (23) |
| Total | $0 | $145 | $148 | $293 | | | | | $(52) |

| | December 31, 2012 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Estimated Fair Value Hierarchy | | | | | | | | |
| (Dollars in millions) | Level 1 | Level 2 | Level 3 | Total | Significant Valuation Techniques | Significant Unobservable Inputs | Range | Weighted Average | Gains (Losses) for Year Ended 12/31/12 |
| Assets: | | | | | | | | | |
| Loans held for sale | $0 | $201 | $ 0 | $201 | N/A | N/A | N/A | N/A | $ 0 |
| Loans held for investment | 0 | 0 | 162 | 162 | Appraisal Value | Non-recoverable rate | 0-100% | 13% | (50) |
| Other assets[(1)] | 0 | 0 | 109 | 109 | Fair value of property or collateral | Appraisal Value | N/A | N/A | (31) |
| Total | $0 | $201 | $271 | $472 | | | | | $(81) |

(1) Included foreclosed property and repossessed assets of $42 million and long-lived assets held for sale of $22 million as of December 31, 2013. Comparatively, included foreclosed property and repossessed assets of $50 million and long-lived assets held for sale of $59 million as of December 31, 2012. The fair value of these assets is determined based on appraisal value or sales price, the range of which is not meaningful to disclose.

**Fair Value of Financial Instruments**

The following reflects the fair value of financial instruments, whether or not recognized on the consolidated balance sheets at fair value, as of December 31, 2013 and 2012:

**Table 18.5: Fair Value of Financial Instruments**

| | December 31, 2013 | | Estimated Fair Value Hierarchy | | |
|---|---|---|---|---|---|
| (Dollars in millions) | Carrying Amount | Estimated Fair Value | Level 1 | Level 2 | Level 3 |
| **Financial assets:** | | | | | |
| Cash and cash equivalents | $ 6,291 | $ 6,291 | $ 6,291 | $ 0 | $ 0 |
| Restricted cash for securitization investors | 874 | 874 | 874 | 0 | 0 |
| Securities available for sale | 41,800 | 41,800 | 960 | 37,510 | 3,330 |
| Securities held to maturity | 19,132 | 19,185 | 0 | 18,895 | 290 |
| Net loans held for investment | 192,884 | 198,138 | 0 | 0 | 198,138 |
| Loans held for sale | 218 | 219 | 0 | 219 | 0 |
| Interest receivable | 1,418 | 1,418 | 0 | 1,418 | 0 |
| Consumer and commercial MSRs | 205 | 209 | 0 | 4 | 205 |
| Derivative assets | 959 | 959 | 3 | 906 | 50 |
| Retained interests in securitizations | 199 | 199 | 0 | 0 | 199 |
| **Financial liabilities:** | | | | | |
| Non-interest bearing deposits | $ 22,643 | $ 22,643 | $22,643 | $ 0 | $ 0 |
| Interest-bearing deposits | 181,880 | 175,516 | 0 | 14,346 | 161,170 |
| Securitized debt obligations | 10,289 | 11,081 | 0 | 10,835 | 246 |
| Senior and subordinated notes | 13,134 | 13,715 | 0 | 13,715 | 0 |
| Federal funds purchased and securities loaned or sold under agreements to repurchase | 915 | 915 | 915 | 0 | 0 |
| Other borrowings | 16,316 | 16,324 | 0 | 16,324 | 0 |
| Interest payable | 307 | 307 | 0 | 307 | 0 |
| Derivative liabilities | 710 | 710 | 4 | 668 | 38 |
| Other liabilities | 18 | 18 | 0 | 0 | 18 |

| | December 31, 2012 | | Estimated Fair Value Hierarchy | | |
|---|---|---|---|---|---|
| (Dollars in millions) | Carrying Amount | Estimated Fair Value | Level 1 | Level 2 | Level 3 |
| **Financial assets:** | | | | | |
| Cash and cash equivalents | $ 11,058 | $ 11,058 | $11,058 | $ 0 | $ 0 |
| Restricted cash for securitization investors | 428 | 428 | 428 | 0 | 0 |
| Securities available for sale | 63,979 | 63,979 | 1,697 | 59,593 | 2,689 |
| Securities held to maturity | 9 | 9 | 0 | 9 | 0 |
| Net loans held for investment | 200,733 | 205,000 | 0 | 0 | 205,000 |
| Loans held for sale | 201 | 201 | 0 | 201 | 0 |
| Interest receivable | 1,694 | 1,694 | 0 | 1,694 | 0 |
| Consumer and commercial MSRs | 55 | 55 | 0 | 0 | 55 |
| Derivatives assets | 1,848 | 1,848 | 1 | 1,757 | 90 |
| Retained interests in securitizations | 204 | 204 | 0 | 0 | 204 |
| **Financial liabilities:** | | | | | |
| Non-interest bearing deposits | $ 22,467 | $ 22,467 | $22,467 | $ 0 | $ 0 |
| Interest-bearing deposits | 190,018 | 189,423 | 0 | 22,216 | 167,207 |
| Securitized debt obligations | 11,398 | 11,590 | 0 | 11,252 | 338 |
| Senior and subordinated notes | 12,686 | 13,312 | 0 | 13,312 | 0 |
| Federal funds purchased and securities loaned or sold under agreements to repurchase | 1,248 | 1,248 | 1,248 | 0 | 0 |
| Other borrowings | 24,578 | 24,616 | 346 | 24,215 | 55 |
| Interest payable | 450 | 450 | 0 | 450 | 0 |
| Derivatives liabilities | 400 | 400 | 1 | 361 | 38 |
| Other liabilities | 4 | 4 | 0 | 0 | 4 |

The following describes the valuation techniques used in estimating the fair value of our financial instruments as of December 31, 2013 and 2012. We applied the fair value provisions to the financial instruments not recognized on the consolidated balance sheets at fair value, which include securities held to maturity, loans held for investment, interest receivable, non-interest bearing and interest bearing deposits, other borrowings, senior and subordinated notes, and interest payable. The provisions requiring us to maximize the use of observable inputs and to measure fair value using a notion of exit price were factored into our selection of inputs of our established valuation techniques.

### Financial Assets

#### *Cash and Cash Equivalents*

The carrying amounts of cash and due from banks, federal funds sold and securities purchased under agreements to resell and interest-bearing deposits with banks approximate fair value.

#### *Restricted Cash for Securitization Investors*

The carrying amounts of restricted cash for securitization investors approximate their fair value due to their relatively short-term nature.

#### *Investment Securities*

Quoted prices in active markets are used to measure the fair value of U.S. Treasury debt obligations. For other investment categories, we utilize multiple third-party pricing services to obtain fair value measures for the large majority of our securities. A pricing service may be considered as the primary pricing provider for certain types of securities, and the designation of the primary pricing provider may vary depending on the type of securities. The determination of the primary pricing provider is based on our experience and validation benchmark of the pricing service's performance in terms of providing fair value measurement for the various types of securities.

Certain securities are classified as Level 2 and 3, the majority of which are collateralized mortgage obligations and mortgage-backed securities. Level 2 and 3 classifications indicate that significant valuation assumptions are not consistently observable in the market. When significant assumptions are not consistently observable, fair values are derived using the best available data. Such data may include quotes provided by a dealer, the use of external pricing services, independent pricing models, or other model-based valuation techniques such as calculation of the present values of future cash flows incorporating assumptions such as benchmark yields, spreads, prepayment speeds, credit ratings, and losses. The techniques used by the pricing services utilize observable market data to the extent available. Pricing models may be used, which can vary by asset class and may incorporate available trade, bid and other market information. Across asset classes, information such as trader/dealer input, credit spreads, forward curves, and prepayment speeds are used to help determine appropriate valuations. Because many fixed income securities do not trade on a daily basis, the evaluated pricing applications may apply available information through processes such as benchmarking curves, like securities, sector groupings, and matrix pricing to prepare valuations. In addition, model processes are used by the pricing services to develop prepayment and interest rate scenarios.

We validate the pricing obtained from the primary pricing providers through comparison of pricing to additional sources, including other pricing services, dealer pricing indications in transaction results, and other internal sources. Pricing variances among different pricing sources are analyzed and validated. Additionally, on an on-going basis we may select a sample of securities and test the third-party valuation by obtaining more detailed information about the pricing methodology, sources of information, and assumptions used to value the securities.

The significant unobservable inputs used in the fair value measurement of our residential, asset-backed and commercial securities include yield, prepayment rate, default rate and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation or combination would result in a significant change in fair value measurement. Generally, an increase in the yield assumption will result in a decrease in fair value measurement, however, an increase or decrease in prepayment rate, default rate or loss severity may have a different impact on the fair value given various characteristics of the security including the capital structure of the deal, credit enhancement for the security or other factors.

There was a considerable decrease in the market value of our portfolio holdings as of December 31, 2013, compared with December 31, 2012 due to higher interest rates.

### *Loans Held For Sale*

Loans held for sale are carried at the lower of aggregate cost, net of deferred fees and deferred origination costs, or fair value. We originate loans with the intent to sell to government sponsored enterprises as part of a delegated underwriting and servicing ("DUS") program. For DUS commercial loans, we believe the fair value approximates par value as this is the contractual price we receive from the purchaser. For all other loans classified as held for sale, the fair value is determined using a discounted cash flow model or current secondary market prices for loan pools with similar characteristics. Loans held for sale that are valued at par or using a discounted cash flow model are classified as Level 2. Fair value adjustments to loans held for sale are recorded in other non-interest income in our consolidated statements of income.

***Net Loans Held For Investment***

Loans held for investment that are individually impaired are carried at the lower of cost or fair value of the underlying collateral, less the estimated cost to sell. The fair values of credit card loans, installment loans, auto loans, home loans and commercial loans were estimated using a discounted cash flow method, a form of the income approach. Discount rates were determined considering rates at which similar portfolios of loans would be made under current conditions and considering liquidity spreads applicable to each loan portfolio based on the secondary market. The fair value of credit card loans excluded any value related to customer account relationships.

Due to the use of unobservable inputs, loans held for investment are classified as Level 3 under the fair value hierarchy. Fair value adjustments for loans held for investment are recorded in provision for credit losses in the consolidated statement of income. The fair value of these loans as of December 31, 2013 remained substantially unchanged compared to the previous year as the impact of higher market rates was offset by improved credit performance in our card, mortgage and commercial loan portfolios.

***Interest Receivable***

The carrying amount of interest receivable approximates the fair value of this asset due to its relatively short-term nature.

***Derivative Assets and Liabilities***

We use both exchange-traded derivatives and over-the-counter ("OTC") derivatives to manage our interest rate and foreign currency risk exposure. Quoted market prices are available and used for our exchange-traded derivatives, which we classify as Level 1. However, substantially all of our derivatives are traded in OTC markets where quoted market prices are not always readily available. Therefore, we value most OTC derivatives using valuation techniques, which include internally-developed models. We primarily rely on market observable inputs for our models, such as interest rate yield curves, credit curves, option volatility and currency rates, that vary depending on the type of derivative and nature of the underlying rate, price or index upon which the derivative's value is based. Where model inputs can be observed in a liquid market and the model does not require significant judgment, such derivatives are typically classified as Level 2 of the fair value hierarchy. When instruments are traded in less liquid markets and significant inputs are unobservable, such as interest rate swaps whose remaining terms do not correlate with market observable interest rate yield curves, the derivatives are classified as Level 3.

The impact of counterparty non-performance risk is considered when measuring the fair value of derivative assets. These derivatives are included in other assets on the balance sheet.

We validate the pricing obtained from the internal models through comparison of pricing to additional sources, including external valuation agents and other internal sources. Pricing variances among different pricing sources are analyzed and validated.

***Mortgage Servicing Rights***

We record consumer MSRs at fair value on a recurring basis, while commercial MSRs are subsequently measured at amortized cost with impairment recognized as a reduction in other non-interest income. MSRs do not trade in an active market with readily observable prices. Accordingly, we determine the fair value of MSRs using a valuation model that calculates the present value of estimated future net servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, cost to service, contractual servicing fee income, ancillary income and late fees. Fair value measurements of MSRs use significant unobservable inputs and, accordingly, are classified as Level 3. In the event we enter into an agreement with a third party to sell the MSRs, the valuation is based on the agreed upon sale price which is considered to be the determined exit price for the assets and the MSRs are classified as Level 2.

***Retained Interest in Securitizations***

We have retained interest in various mortgage securitization deals from previous acquisitions. Our retained interest include rights to future cash flows arising from the receivables, the most significant being certificated interest-only bonds issued by the trust. We record our interest in these deals at fair value using valuation models to calculate the present value of future income. The model incorporates various assumptions that market participants use in estimating future income including weighted average life, constant prepayment rate, discount rate, default rate and severity.

***Foreclosed property and Other Assets***

Foreclosed property and other repossessed assets are carried at the lower of the carrying amount or fair value less costs to sell. Due to the use of significant unobservable inputs, foreclosed property is classified as Level 3 under the fair value hierarchy. Fair value adjustments for foreclosed property are recorded in other non-interest expense in the consolidated statement of income. Foreclosed property and repossessed assets, which we report in our consolidated balance sheets under other assets, totaled $113 million and $160 million, respectively, as of December 31, 2013, compared with $204 million and $109 million, respectively, as of December 31, 2012.

Long-lived assets held for sale are also subject to fair value measurement on a nonrecurring basis, and carried at the lower of their carrying amount or fair value less costs to sell. Due to the use of unobservable inputs, long-lived assets held for sale are classified as Level 3 under the fair value hierarchy. Fair value adjustments for other assets are recorded in other non-interest expense in the consolidated statement of income.

**Financial Liabilities**

***Non-Interest Bearing Deposits***

The carrying amount of non-interest bearing deposits approximates fair value.

***Interest-Bearing Deposits***

The fair value of interest-bearing deposits was determined based on discounted expected cash flows using discount rates consistent with current market rates for similar products with similar remaining terms.

***Securitized Debt Obligations***

We utilized multiple third party pricing services to obtain fair value measures for the large majority of our securitized debt obligations. The techniques used by the pricing services utilize observable market data to the extent available; and pricing models may be used which incorporate available trade, bid and other market information as described in the above section. We used internal pricing models, discounted cash flow models or similar techniques to estimate the fair value of certain securitization trusts where third-party pricing was not available.

***Senior and Subordinated Notes***

We engage multiple third party pricing services in order to estimate the fair value of senior and subordinated notes. The pricing service utilizes a pricing model that incorporates available trade, bid and other market information. It also incorporates spread assumptions, volatility assumptions and relevant credit information into the pricing models.

***Federal Funds Purchased and Securities Loaned or Sold under Agreements to Repurchase and Other Borrowings***

The carrying amount of federal funds purchased and repurchase agreements approximates fair value. The fair value of FHLB advances was determined based on discounted expected cash flows using discount rates consistent with current market rates for FHLB advances with similar remaining terms. The decrease in fair value of our other borrowings at December 31, 2013 was primarily due to a decline in the volume of those borrowings.

***Interest Payable***

The carrying amount of interest payable approximates the fair value of this liability due to its relatively short-term nature.

## NOTE 19—BUSINESS SEGMENTS

Our principal operations are currently organized for management reporting purposes into three primary business segments, which are defined primarily based on the products and services provided or the type of customer served: Credit Card, Consumer Banking and Commercial Banking. The operations of acquired businesses have been integrated into our existing business segments. The acquired ING Direct business is primarily reflected in our Consumer Banking business, while the business acquired in the 2012 U.S. card acquisition is reflected in our Credit Card business. Certain activities that are not part of a segment, such as management of our corporate investment portfolio and asset/liability management by our centralized Corporate Treasury group, are included in the "Other" category.

- *Credit Card*: Consists of our domestic consumer and small business card lending, national closed end installment lending, and the international card lending businesses in Canada and the United Kingdom.
- *Consumer Banking*: Consists of our branch-based lending and deposit gathering activities for consumers and small businesses, national deposit gathering, national auto lending and consumer home loan lending and servicing activities.
- *Commercial Banking*: Consists of our lending, deposit gathering and treasury management services to commercial real estate and commercial and industrial customers. Our commercial and industrial customers typically include companies with annual revenues between $10 million to $1 billion.
- *Other Category*: Includes the residual impact of the allocation of our centralized Corporate Treasury group activities, such as management of our corporate investment portfolio and asset/liability management, to our business segments. Accordingly, net gains and losses on our investment securities portfolio and certain trading activities are included in the Other category. The Other category also includes foreign exchange-rate fluctuations related to the revaluation of foreign currency-denominated investments; unallocated corporate expenses that do not directly support the operations of the business segments or for which the business segments are not considered financially accountable in evaluating their performance, such as acquisition and restructuring charges; certain provisions for representation and warranty reserves related to continuing operations; certain material items that are non-recurring in nature; and offsets related to certain line-item reclassifications.

**Basis of Presentation**

We report the results of each of our business segments on a continuing operations basis. See "Note 2—Discontinued Operations" for a discussion of discontinued operations. The results of our individual businesses reflect the manner in which management evaluates performance and makes decisions about funding our operations and allocating resources.

**Business Segment Reporting Methodology**

The results of our business segments are intended to reflect each segment as if it were a stand-alone business. Our internal management and reporting process used to derive our segment results employs various allocation methodologies, including funds transfer pricing, to assign certain balance sheet assets, deposits and other liabilities and their related revenue and expenses directly or indirectly attributable to each business segment. Our funds transfer pricing process provides a funds credit for sources of funds, such as deposits generated by our Consumer Banking and Commercial Banking businesses, and a funds charge for the use of funds by each segment. Due to the integrated nature of our business segments, estimates and judgments have been made in allocating certain revenue and expense items. Transactions between segments are based on specific criteria or approximate third-party rates. We regularly assess the assumptions, methodologies and reporting classifications used for segment reporting, which may result in the implementation of refinements or changes in future periods.

Following is additional information on the principles and methodologies used in preparing our business segment results.

- *Net interest income*: Interest income from loans held for investment and interest expense from deposits and other interest-bearing liabilities are reflected within each applicable business segment. Because funding and asset/liability management are managed centrally by our Corporate Treasury Group, net interest income for our business segments also includes the results of a funds transfer pricing process that is intended to allocate a cost of funds used or credit for funds provided to all business segment assets and liabilities, respectively, using a matched funding concept. Also, the taxable-equivalent benefit of tax-exempt products is allocated to each business unit with a corresponding increase in income tax expense.
- *Non-interest income*: Non-interest fees and other revenue associated with loans or customers managed by each business segment and other direct revenues are accounted for within each business segment.
- *Provision for credit losses*: The provision for credit losses is directly attributable to the business segment in which the loans are managed.
- *Non-interest expense*: Non-interest expenses directly managed and incurred by a business segment are accounted for within each business segment. We allocate certain non-interest expenses indirectly incurred by business segments, such as corporate support functions, to each business segment based on various factors, including the actual cost of the services from the service providers, the utilization of the services, the number of employees or other relevant factors.
- *Goodwill and other intangible assets*: Goodwill and other intangible assets are assigned to business segments based on the relative fair value of each segment. Intangible amortization is included in the results of the applicable segment.
- *Income taxes*: Income taxes are assessed for each business segment based on a standard tax rate with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in the "Other" category.
- *Loans held for investment*: Loans are reported within each business segment based on product or customer type.
- *Deposits*: Deposits are reported within each business segment based on product or customer type.

**Segment Results and Reconciliation**

We may periodically change our business segments or reclassify business segment results based on modifications to our management reporting methodologies and changes in organizational alignment. In the first quarter of 2012, we re-aligned the loan categories reported by our Commercial Banking business and the loan customer and product types included within each category. As a result of this re-alignment, we now report three product categories: commercial and multifamily real estate, commercial and industrial loans and small-ticket commercial real estate, which is a run-off portfolio. We previously reported four categories within our Commercial Banking business: commercial and multifamily real estate, middle market, specialty lending and small-ticket commercial real estate. Middle market and specialty lending related products are included in commercial and industrial loans. All affordable housing tax-related investments, some of which were previously included in the "Other" segment, are now included in the commercial and multifamily real estate category of our Commercial Banking business.

The following tables present our business segment results for 2013, 2012 and 2011, selected balance sheet data as of December 31, 2013, 2012 and 2011, and a reconciliation of our total business segment results to our reported consolidated income from continuing operations, assets and deposits. Prior period amounts have been recast to conform to the current period presentation.

**Table 19.1: Segment Results and Reconciliation**

| | Year Ended December 31, 2013 | | | | |
|---|---|---|---|---|---|
| (Dollars in millions) | Credit Card | Consumer Banking | Commercial Banking | Other | Consolidated Total |
| Net interest income | $10,967 | $ 5,905 | $ 1,895 | $ (661) | $ 18,106 |
| Non-interest income | 3,320 | 749 | 395 | (186) | 4,278 |
| Total net revenue | 14,287 | 6,654 | 2,290 | (847) | 22,384 |
| Provision for credit losses | 2,824 | 656 | (24) | (3) | 3,453 |
| Non-interest expense: | | | | | |
| Amortization of intangibles: | | | | | |
| PCCR intangible amortization | 434 | 0 | 0 | 0 | 434 |
| Core deposit intangible amortization | 0 | 138 | 27 | 0 | 165 |
| Total PCCR and core deposit intangible amortization | 434 | 138 | 27 | 0 | 599 |
| Other non-interest expense | 7,005 | 3,607 | 1,092 | 211 | 11,915 |
| Total non-interest expense | 7,439 | 3,745 | 1,119 | 211 | 12,514 |
| Income from continuing operations before income taxes | 4,024 | 2,253 | 1,195 | (1,055) | 6,417 |
| Income tax provision (benefit) | 1,409 | 802 | 426 | (612) | 2,025 |
| Income (loss) from continuing operations, net of tax | $ 2,615 | $ 1,451 | $ 769 | $ (443) | $ 4,392 |
| Period-end total loans held for investment | $81,305 | $ 70,762 | $45,011 | $ 121 | $197,199 |
| Period-end total customer deposits | 0 | 167,652 | 30,567 | 6,304 | 204,523 |

| (Dollars in millions) | Year Ended December 31, 2012 | | | | |
|---|---|---|---|---|---|
| | Credit Card | Consumer Banking | Commercial Banking | Other | Consolidated Total |
| Net interest income | $10,182 | $ 5,788 | $ 1,740 | $(1,121) | $ 16,589 |
| Non-interest income | 3,078 | 782 | 340 | 607 | 4,807 |
| Total net revenue | 13,260 | 6,570 | 2,080 | (514) | 21,396 |
| Provision for credit losses | 4,061 | 589 | (270) | 35 | 4,415 |
| Non-interest expense: | | | | | |
| Amortization of intangibles: | | | | | |
| PCCR intangible amortization | 350 | 0 | 0 | 0 | 350 |
| Core deposit intangible amortization | 0 | 159 | 34 | 0 | 193 |
| Total PCCR and core deposit intangible amortization | 350 | 159 | 34 | 0 | 543 |
| Other non-interest expense | 6,504 | 3,712 | 1,025 | 162 | 11,403 |
| Total non-interest expense | 6,854 | 3,871 | 1,059 | 162 | 11,946 |
| Income from continuing operations before income taxes | 2,345 | 2,110 | 1,291 | (711) | 5,035 |
| Income tax provision (benefit) | 815 | 747 | 456 | (717) | 1,301 |
| Income from continuing operations, net of tax | $ 1,530 | $ 1,363 | $ 835 | $ 6 | $ 3,734 |
| Period-end total loans held for investment | $91,755 | $ 75,127 | $38,820 | $ 187 | $205,889 |
| Period-end total customer deposits | 0 | 172,396 | 29,866 | 10,223 | 212,485 |

| (Dollars in millions) | Year Ended December 31, 2011 | | | | |
|---|---|---|---|---|---|
| | Credit Card | Consumer Banking | Commercial Banking | Other | Consolidated Total |
| Net interest income | $ 7,822 | $ 4,236 | $ 1,596 | $ (913) | $ 12,741 |
| Non-interest income | 2,609 | 720 | 283 | (74) | 3,538 |
| Total net revenue | 10,431 | 4,956 | 1,879 | (987) | 16,279 |
| Provision for credit losses | 1,870 | 452 | 31 | 7 | 2,360 |
| Non-interest expense: | | | | | |
| Amortization of intangibles: | | | | | |
| PCCR intangible amortization | 21 | 0 | 0 | 0 | 21 |
| Core deposit intangible amortization | 0 | 132 | 40 | 0 | 172 |
| Total PCCR and core deposit intangible amortization | 21 | 132 | 40 | 0 | 193 |
| Other non-interest expense | 5,014 | 3,112 | 885 | 128 | 9,139 |
| Total non-interest expense | 5,035 | 3,244 | 925 | 128 | 9,332 |
| Income from continuing operations before income taxes | 3,526 | 1,260 | 923 | (1,122) | 4,587 |
| Income tax provision (benefit) | 1,249 | 451 | 328 | (694) | 1,334 |
| Income from continuing operations, net of tax | $ 2,277 | $ 809 | $ 595 | $ (428) | $ 3,253 |
| Period-end total loans held for investment | $65,075 | $ 36,315 | $34,327 | $ 175 | $135,892 |
| Period-end total customer deposits | 0 | 88,540 | 26,683 | 13,003 | 128,226 |

## NOTE 20—COMMITMENTS, CONTINGENCIES, GUARANTEES, AND OTHERS

### Contingent Payments Related to Acquisitions and Partnership Agreements

Certain of our acquisition and partnership agreements include contingent payment provisions in which we agree to provide future payments, up to a maximum amount, based on certain performance criteria. Our contingent payment arrangements are generally based on the difference between the expected credit performance of specified loan portfolios as of the date of the applicable agreement and the actual future performance. To the extent that actual losses associated with these portfolios are less than the expected level, we agree to share a portion of the benefit with the seller. In 2013 we settled all of our existing contingent payment arrangements for $165 million and as of December 31, 2013, we had no liability for contingent payments related to these arrangements. Our liability for contingent payments related to these arrangements was $165 million as of December 31, 2012.

### Guarantees

We have credit exposure on agreements that we entered into to absorb a portion of the risk of loss on certain manufactured housing securitizations issued by GreenPoint Credit LLC in 2000. Our maximum credit exposure related to these agreements totaled $16 million and $19 million as of December 31, 2013 and 2012, respectively. These agreements are recorded in our consolidated balance sheets as a component of other liabilities. The value of our obligations under these agreements was $15 million and $17 million as of December 31, 2013 and 2012, respectively.

See "Note 6—Variable Interest Entities and Securitizations" for additional information about our manufactured housing securitization transactions.

### Letters of Credit and Loss Sharing Agreements

We issue letters of credit (financial standby, performance standby and commercial) to meet the financing needs of our customers. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party in a borrowing arrangement. Commercial letters of credit are short-term commitments issued primarily to facilitate trade finance activities for customers and are generally collateralized by the goods being shipped to the client. Collateral requirements are similar to those for funded transactions and are established based on management's credit assessment of the customer. Management conducts regular reviews of all outstanding letters of credit and customer acceptances, and the results of these reviews are considered in assessing the adequacy of our allowance for loan and lease losses.

On November 1, 2013, we acquired Beech Street Capital, a privately-held, delegated underwriting and servicing lender ("DUS") that originates multi-family commercial loans with the intent to sell to a government-sponsored enterprise ("GSE"). We enter into loss sharing agreements with Fannie Mae upon the sale of the DUS commercial loans. Under these agreements, losses on the covered loans are shared on a pari passu basis over the life of the loans. At inception, we record a liability representing the fair value of our obligation which is subsequently amortized as we are released from risk of payment under the loss sharing agreement. If payment under the loss sharing agreement becomes probable and estimable, an additional liability may be recorded in the consolidated balance sheets and a non-interest expense may be recognized in the consolidated statements of income. The associated MSRs will also be reviewed for impairment annually.

We had standby letters of credit and commercial letters of credit with contractual amounts of $2.0 billion and $1.9 billion as of December 31, 2013 and 2012, respectively. The carrying value of outstanding letters of credit, which we include in other liabilities in our consolidated balance sheets, was $4 million as of December 31, 2013, and 2012. These financial guarantees had expiration dates ranging from 2013 to 2025 as of December 31, 2013. The amount of the loss sharing agreement with Fannie Mae was $14 million at December 31, 2013. No additional collateral or recourse provisions exist to reduce this exposure.

**Payment Protection Insurance**

In the U.K., we previously sold payment protection insurance ("PPI"). In response to an elevated level of customer complaints across the industry, heightened media coverage and pressure from consumer advocacy groups, the U.K. Financial Conduct Authority ("FCA") investigated and raised concerns about the way some companies have handled complaints related to the sale of these insurance policies. In connection with this matter, we have established a reserve related to PPI, which totaled $139 million and $220 million as of December 31, 2013 and 2012, respectively.

**Potential Mortgage Representation & Warranty Liabilities**

We acquired three subsidiaries that originated residential mortgage loans and sold these loans to various purchasers, including purchasers who created securitization trusts. These subsidiaries are Capital One Home Loans, LLC, which was acquired in February 2005; GreenPoint, which was acquired in December 2006 as part of the North Fork acquisition; and CCB, which was acquired in February 2009 and subsequently merged into CONA (collectively, "the subsidiaries").

In connection with their sales of mortgage loans, the subsidiaries entered into agreements containing varying representations and warranties about, among other things, the ownership of the loan, the validity of the lien securing the loan, the loan's compliance with any applicable loan criteria established by the purchaser, including underwriting guidelines and the ongoing existence of mortgage insurance, and the loan's compliance with applicable federal, state and local laws. The representations and warranties do not address the credit performance of the mortgage loans, but mortgage loan performance often influences whether a claim for breach of representation and warranty will be asserted and has an effect on the amount of any loss in the event of a breach of a representation or warranty.

Each of these subsidiaries may be required to repurchase mortgage loans in the event of certain breaches of these representations and warranties. In the event of a repurchase, the subsidiary is typically required to pay the unpaid principal balance of the loan together with interest and certain expenses (including, in certain cases, legal costs incurred by the purchaser and/or others). The subsidiary then recovers the loan or, if the loan has been foreclosed, the underlying collateral. The subsidiary is exposed to any losses on the repurchased loans after giving effect to any recoveries on the collateral. In some instances, rather than repurchase the loans, a subsidiary may agree to make cash payments to make an investor whole on losses or to settle repurchase claims, possibly including claims for attorneys' fees and interest. In addition, our subsidiaries may be required to indemnify certain purchasers and others against losses they incur as a result of certain breaches of representations and warranties.

These subsidiaries, in total, originated and sold to non-affiliates approximately $111 billion original principal balance of mortgage loans between 2005 and 2008, which are the years (or "vintages") with respect to which our subsidiaries have received the vast majority of the repurchase requests and other related claims.

The following table presents the original principal balance of mortgage loan originations, by vintage for 2005 through 2008, for the three general categories of purchasers of mortgage loans and the estimated outstanding principal balance as of December 31, 2013 and 2012:

**Table 20.1: Unpaid Principal Balance of Mortgage Loans Originated and Sold to Third Parties Based on Category of Purchaser (estimated)**

| | Unpaid Principal Balance | | | | | | |
|---|---|---|---|---|---|---|---|
| | December 31, | December 31, | Original Unpaid Principal Balance | | | | |
| (Dollars in billions) | 2013 | 2012 | Total | 2008 | 2007 | 2006 | 2005 |
| Government sponsored enterprises ("GSEs")[1] | **$ 3** | $ 4 | $ 11 | $1 | $ 4 | $ 3 | $ 3 |
| Insured Securitizations | **5** | 5 | 20 | 0 | 2 | 8 | 10 |
| Uninsured Securitizations and Other | **18** | 23 | 80 | 3 | 15 | 30 | 32 |
| Total | **$26** | $32 | $111 | $4 | $21 | $41 | $45 |

(1) GSEs include Fannie Mae and Freddie Mac.

Between 2005 and 2008, our subsidiaries sold an aggregate amount of $11 billion in original principal balance mortgage loans to the GSEs.

Of the $20 billion in original principal balance of mortgage loans sold directly by our subsidiaries to private-label purchasers who placed the loans into securitizations supported by bond insurance ("Insured Securitizations"), approximately 48% of the original principal balance was covered by the bond insurance. Further, approximately $16 billion original principal balance was placed in securitizations as to which the monoline bond insurers have made repurchase requests or loan file requests to one of our subsidiaries ("Active Insured Securitizations") and the remaining approximately $4 billion original principal balance was placed in securitizations as to which the monoline bond insurers have not made repurchase requests or loan file requests to one of our subsidiaries ("Inactive Insured Securitizations"). Insured Securitizations often allow the monoline bond insurer to act independently of the investors. Bond insurers typically have indemnity agreements directly with both the mortgage originators and the securitizers, and they often have super-majority rights within the trust documentation that allow them to direct trustees to pursue mortgage repurchase requests without coordination with other investors.

Because we do not service most of the loans our subsidiaries sold to others, we do not have complete information about the current ownership of a portion of the $80 billion in original principal balance of mortgage loans not sold directly to GSEs or placed in Insured Securitizations. We have determined based on information obtained from third-party databases that about $48 billion original principal balance of these mortgage loans are currently held by private-label publicly issued securitizations not supported by bond insurance ("Uninsured Securitizations"). An additional approximately $22 billion original principal balance of mortgage loans were initially sold to private investors as whole loans. Various known and unknown investors purchased the remaining $10 billion original principal balance of mortgage loans.

With respect to the $111 billion in original principal balance of mortgage loans originated and sold to others between 2005 and 2008, we estimate that approximately $26 billion in unpaid principal balance remains outstanding as of December 31, 2013, of which approximately $6 billion in unpaid principal balance is at least 90 days delinquent. Approximately $20 billion in losses have been realized by third parties. Because we do not service most of the loans we sold to others, we do not have complete information about the underlying credit performance levels for some of these mortgage loans. These amounts reflect our best estimates, including extrapolations of underlying credit performance where necessary. These estimates could change as we get additional data or refine our analysis.

The subsidiaries had open repurchase requests relating to approximately $2.8 billion original principal balance of mortgage loans as of December 31, 2013, compared with $2.4 billion as of December 31, 2012. Currently, repurchase demands predominantly relate to the 2006 and 2007 vintages. We have received relatively few repurchase demands from the 2008 and 2009 vintages, mostly because GreenPoint ceased originating mortgages in August 2007.

The following table presents information on pending repurchase requests by counterparty category and timing of initial repurchase request. The amounts presented are based on original loan principal balances.

**Table 20.2: Open Pipeline All Vintages (all entities)[1]**

| (Dollars in millions) (All amounts are Original Principal Balance) | GSEs | Insured Securitizations | Uninsured Securitizations and Other | Total |
|---|---|---|---|---|
| Open claims as of December 31, 2011 | $ 176 | $1,243 | $ 672 | $2,091 |
| Gross new demands received | 189 | 366 | 291 | 846 |
| Loans repurchased/made whole | (233) | (3) | (138) | (374) |
| Demands rescinded | (75) | (30) | (40) | (145) |
| Reclassifications[2] | 2 | 3 | (4) | 1 |
| Open claims as of December 31, 2012 | $ 59 | $1,579 | $ 781 | $2,419 |
| Gross new demands received | **203** | **40** | **391** | **634** |
| Loans repurchased/made whole | **(49)** | **(5)** | **(27)** | **(81)** |
| Demands rescinded | **(124)** | **0** | **(23)** | **(147)** |
| Open claims as of December 31, 2013 | **$ 89** | **$1,614** | **$1,122** | **$2,825** |

(1) The open pipeline includes all repurchase requests ever received by our subsidiaries where either the requesting party has not formally rescinded the repurchase request and where our subsidiary has not agreed to either repurchase the loan at issue or make the requesting party whole with respect to its losses. Accordingly, repurchase requests denied by our subsidiaries and not pursued by the counterparty remain in the open pipeline, with the exception of certain aged repurchase requests submitted by parties without contractual standing to pursue such requests, which may be removed from the pipeline. Finally, the amounts reflected in this chart are the original principal balance amounts of the mortgage loans at issue and do not correspond to the losses our subsidiary would incur upon the repurchase of these loans.

(2) Represents adjustments to correct the counterparty category as of December 31, 2012 for amounts that were misclassified. The reclassification had an impact of less than $1 million on the total pending repurchase requests; however, most of the reclassification resulted from an increase in open claims attributable to GSEs and Insured Securitizations and an offsetting decrease in open claims attributable to Uninsured Securitizations and Other.

The following table summarizes changes in our representation and warranty reserves for the years ended December 31, 2013 and 2012:

**Table 20.3: Changes in Representation and Warranty Reserves**

| (Dollars in millions) | Year Ended December 31, 2013 | 2012 |
|---|---|---|
| Representation and warranty repurchase reserve, beginning of period[1] | **$ 899** | $ 943 |
| Provision for mortgage representation and warranty losses[2] | **309** | 349 |
| Net realized losses | **(36)** | (393) |
| Representation and warranty repurchase reserve, end of period[1] | **$1,172** | $ 899 |

(1) Reported in our consolidated balance sheets as a component of other liabilities.

(2) The pre-tax portion of the provision for mortgage representation and warranty losses recognized in our consolidated statements of income as a component of non-interest income was a benefit of $24 million and a loss of $42 million in 2013 and 2012, respectively. The portion of the provision for mortgage representation and warranty recognized in our consolidated statements of income as a component of discontinued operations totaled $333 million and $307 million in 2013 and 2012, respectively.

As indicated in the table below, most of the reserves relate to the $27 billion in original principal balance of mortgage loans sold directly to the GSEs or to the Active Insured Securitizations.

**Table 20.4: Allocation of Representation and Warranty Reserves**

| | Reserve Liability | | |
|---|---|---|---|
| | December 31, | | |
| (Dollars in millions, except for loans sold) | 2013 | 2012 | Loans Sold 2005 to 2008[1] |
| **Selected period-end data:** | | | |
| GSEs and Active Insured Securitizations | **$ 965** | $817 | $ 27 |
| Inactive Insured Securitizations and Others | **207** | 82 | 84 |
| Total | **$1,172** | $899 | $111 |

[1] Reflects, in billions, the total original principal balance of mortgage loans originated by our subsidiaries and sold to third party investors between 2005 and 2008.

In establishing reserves for the $11 billion original principal balance of GSE loans, we rely on the historical relationship between GSE loan losses and repurchase outcomes for each GSE, adjusted for any settlements, to estimate: (1) the percentage of current and future GSE loan defaults that we anticipate will result in repurchase requests from the GSEs over the lifetime of the GSE loans; and, (2) the percentage of those repurchase requests that we anticipate will result in actual repurchases. We rely on estimated collateral valuations and loss forecast models to estimate our lifetime liability on GSE loans. This reserving approach to the GSE loans reflects the historical interaction with the GSEs around repurchase requests, and also includes anticipated repurchases resulting from mortgage insurance rescissions. Although our assumed future claims rate considers the most recent claims experience and actual repurchases, an increase in GSE claims and/or repurchases could result in an increase in our reserve. We have entered into and completed repurchase or settlement agreements with respect to the majority of our exposure within this category.

Our reserves also could be impacted by any claims which may be brought by governmental agencies under the Financial Institutions Reform, Recovery, and Enforcement Act ("FIRREA"), the False Claims Act, or other federal or state statutes. For example, in 2013, GreenPoint and Capital One received requests for information and/or subpoenas from various governmental regulators and law enforcement authorities, including members of the RMBS Working Group, a federal and state law enforcement effort focused on investigating fraud and abuse in the RMBS Market relating to the mortgage originations, mortgage loan sales, and the mortgage securitization process. We are cooperating with these regulators and other authorities in responding to such requests.

For the $16 billion original principal balance in Active Insured Securitizations, our reserving approach reflects our historical interaction with monoline bond insurers around repurchase requests. Typically, monoline bond insurers allege a very high repurchase rate with respect to the mortgage loans in the Active Insured Securitization category. In response to these repurchase requests, our subsidiaries typically request information from the monoline bond insurers demonstrating that the contractual requirements around a valid repurchase request have been satisfied. In response to these requests for supporting documentation, monoline bond insurers typically initiate litigation. Accordingly, our reserves within the Active Insured Securitization segment are not based upon the historical repurchase rate with monoline bond insurers, but rather upon the expected resolution of litigation with the monoline bond insurers. Every bond insurer within this category is pursuing a substantially similar litigation strategy either through active or probable litigation. Accordingly, our representation and warranty reserves for this category are litigation reserves.

In establishing litigation reserves for this category, we consider the current and future monoline insurer losses inherent within the securitization and apply legal judgment to the anticipated factual and legal record to estimate the lifetime legal liability for each securitization. We rely on our own past monoline settlement ratios in addition to considering publicly available industry monoline settlement ratios to establish these reserves. Our reserves with respect to the U.S. Bank Litigation, the DBSP Litigation, and the Ambac Litigation, in each case as referenced below, are contained within the Active Insured Securitization reserve category. Further, to the extent we have litigation reserves with respect to indemnification risks from certain representation and warranty lawsuits brought by monoline bond insurers against third-party securitizations sponsors, where one of our subsidiaries provided some or all of the mortgage collateral within the securitization but is not a defendant in the litigation, such reserves are also contained within this category.

For the $4 billion original principal balance of mortgage loans in the Inactive Insured Securitizations category and the $48 billion original principal balance of mortgage loans in the Uninsured Securitizations category, we establish reserves based on an assessment of probable and estimable legal liability, if any, utilizing both our own experience and publicly available industry settlement information to estimate lifetime liability. In contrast with the bond insurers in the Insured Securitizations, investors in Uninsured Securitizations often face a number of legal and logistical hurdles before they can force a securitization trustee to pursue mortgage repurchases, including the need to coordinate with a certain percentage of investors holding the securities and to indemnify the trustee for any litigation it undertakes. Accordingly, we only reserve for such exposures when a trustee or investor with standing brings claims and it is probable we have incurred a loss. Some Uninsured Securitization investors from this category are currently suing investment banks and securitization sponsors under federal and/or state securities laws. Although we face some direct and indirect indemnity risks from these litigations, we generally have not established reserves with respect to these indemnity risks because we do not consider them to be both probable and reasonably estimable liabilities. In addition, to the extent we have litigation reserves with respect to indemnification risks from certain representation and warranty lawsuits brought by parties who purchased loans from our subsidiaries and subsequently re-sold the loans into securitizations, such reserves are also contained within this category.

For the $22 billion original principal balance of mortgage loans sold to private investors as whole loans, we establish reserves by relying on our historical and anticipated claims and repurchase rates to estimate lifetime liability.

The aggregate reserves for all three subsidiaries totaled $1.2 billion as of December 31, 2013, compared with $899 million as of December 31, 2012. We recorded a total provision for mortgage representation and warranty losses for our representation and warranty repurchase exposure of $309 million in 2013, which was primarily driven by increased litigation activity and updated legal assumptions with respect to estimable losses. During the year, we had settlements of repurchase requests totaling $36 million that were charged against the reserves.

As part of our business planning processes, we have considered various outcomes relating to the potential future representation and warranty liabilities of our subsidiaries that are possible but do not rise to the level of being both probable and reasonably estimable outcomes justifying an incremental accrual under applicable accounting standards. Our current best estimate of reasonably possible future losses from representation and warranty claims beyond what was in our reserve as of December 31, 2013 is approximately $2.6 billion, a decline from our estimate of $2.7 billion as of December 31, 2012. The estimate as of December 31, 2013 covers all reasonably possible losses relating to representation and warranty claim activity, including those relating to the U.S. Bank Litigation, the DBSP Litigation, the Ambac Litigation, the FHFA Litigation, the LXS Trust Litigation and the FHLB of Boston Litigation.

In estimating reasonably possible future losses in excess of our current reserves, we assume a portion of the inactive securitizations become active and for all Insured Securitizations, we assume loss rates on the high end of those observed in monoline settlements or court rulings. For our remaining GSE exposures, Uninsured Securitizations and whole loan exposures, our reasonably possible risk estimates assume lifetime loss rates and claims rates at the highest levels of our past experience and also consider the limited instances of observed settlements. We do not assume claim rates or loss rates for these risk categories will be as high as those assumed for the Active Insured Securitizations, however, based on industry precedent. Should the number of claims or the loss rates on these claims increase significantly, our estimate of reasonably possible risk would increase materially. We also assume that we will resolve any loan repurchase requests relating to loans originated more than six years ago at a discount as compared to those originated within six years of a repurchase claim because of the pending legal arguments in various matters around the applicable statute of limitations.

Notwithstanding our ongoing attempts to estimate a reasonably possible amount of future losses beyond our current accrual levels based on current information, it is possible that actual future losses will exceed both the current accrual level and our current estimate of the amount of reasonably possible losses. Our reserve and reasonably possible estimates involve considerable judgment and reflect that there is still significant uncertainty regarding numerous factors that may impact the ultimate loss levels, including, but not limited to: litigation outcomes; court rulings; governmental enforcement decisions; future repurchase and indemnification claim levels; securitization trustees pursuing mortgage repurchase litigation unilaterally or in coordination with investors; investors successfully pursuing repurchase litigation independently and without the involvement of the trustee as a party; ultimate repurchase and indemnification rates; future mortgage loan performance levels; actual recoveries on the collateral; and macroeconomic conditions (including unemployment levels and housing prices). In light of the significant uncertainty as to the ultimate liability our subsidiaries may incur from these matters, an adverse outcome in one or more of these matters could be material to our results of operations or cash flows for any particular reporting period.

### Litigation

In accordance with the current accounting standards for loss contingencies, we establish reserves for litigation related matters when it is probable that a loss associated with a claim or proceeding has been incurred and the amount of the loss can be reasonably estimated. Litigation claims and proceedings of all types are subject to many uncertain factors that generally cannot be predicted with assurance. Below we provide a description of material legal proceedings and claims.

For some of the matters disclosed below, we are able to determine estimates of potential future outcomes that are not probable and reasonably estimable outcomes justifying either the establishment of a reserve or an incremental reserve build, but which are reasonably possible outcomes. For other disclosed matters, such an estimate is not possible at this time. For those matters below where an estimate is possible (excluding the reasonably possible future losses relating to the U.S. Bank Litigation, the DBSP Litigation, the Ambac Litigation, the FHFA Litigation, the LXS Trust Litigation and the FHLB of Boston Litigation, because reasonably possible losses with respect to those litigations are included within the reasonably possible representation and warranty liabilities discussed above) management currently estimates the reasonably possible future losses could be approximately $250 million. Notwithstanding our attempt to estimate a reasonably possible range of loss beyond our current accrual levels for some litigation matters based on current information, it is possible that actual future losses will exceed both the current accrual level and the range of reasonably possible losses disclosed here. Given the inherent uncertainties involved in these matters, and the very large or indeterminate damages sought in some of these matters, there is significant uncertainty as to the ultimate liability we may incur from these litigation matters and an adverse outcome in one or more of these matters could be material to our results of operations or cash flows for any particular reporting period.

***Interchange Litigation***

In 2005, a number of entities, each purporting to represent a class of retail merchants, filed antitrust lawsuits (the "Interchange Lawsuits") against MasterCard and Visa and several member banks, including our subsidiaries and us, alleging among other things, that the defendants conspired to fix the level of interchange fees. The complaints seek injunctive relief and civil monetary damages, which could be trebled. Separately, a number of large merchants have asserted similar claims against Visa and MasterCard only. In October 2005, the class and merchant Interchange Lawsuits were consolidated before the U.S. District Court for the Eastern District of New York for certain purposes, including discovery. In July 2012, the parties executed and filed with the court a Memorandum of Understanding agreeing to resolve the litigation on certain terms set forth in a settlement agreement attached to the Memorandum. The class settlement provides for, among other things, (i) payments by defendants to the class and individual plaintiffs totaling approximately $6.6 billion; (ii) a distribution to the class merchants of an amount equal to 10 basis points of certain interchange transactions for a period of eight months; and (iii) modifications to certain Visa and MasterCard rules regarding point of sale practices. This agreement is contingent on final court approval of the class settlement. In November 2012, the court granted preliminary approval of the class settlement. In December 2013, the court granted final approval of the proposed class settlement, which was appealed to the Second Circuit Court of Appeals in January 2014. Several merchant plaintiffs have also opted out of the class settlement, some of which have sued MasterCard, Visa and various member banks, including Capital One (collectively "the Opt-Out Plaintiffs"). Relatedly, in December 2013, individual consumer plaintiffs also filed a proposed national class action against a number of banks, including Capital One, alleging that because the banks conspired to fix interchange fees, consumers were forced to pay more for the fees than appropriate. These cases are in their preliminary stages.

As members of Visa, our subsidiary banks have indemnification obligations to Visa with respect to final judgments and settlements, including the Interchange Lawsuits. In the first quarter of 2008, Visa completed an IPO of its stock. With IPO proceeds, Visa established an escrow account for the benefit of member banks to fund certain litigation settlements and claims, including the Interchange Lawsuits. As a result, in the first quarter of 2008, we reduced our Visa-related indemnification liabilities of $91 million recorded in other liabilities with a corresponding reduction of other non-interest expense. We made an election in accordance with the accounting guidance for fair value option for financial assets and liabilities on the indemnification guarantee to Visa, and the fair value of the guarantee at December 31, 2013 and 2012 was zero. Separately, in January 2011, we entered into a MasterCard Settlement and Judgment Sharing Agreement, along with other defendant banks, which apportions between MasterCard and its member banks the costs and liabilities of any judgment or settlement arising from the Interchange Lawsuits.

In March 2011, a furniture store owner named Mary Watson filed a proposed class action in the Supreme Court of British Columbia against Visa, MasterCard, and several banks, including Capital One (the "Watson Litigation"). The lawsuit asserts, among other things, that the defendants conspired to fix the merchant discount fees that merchants pay on credit card transactions in violation of Section 45 of the Competition Act and seeks unspecified damages and injunctive relief. In addition, Capital One has been named as a defendant in similar proposed class action claims filed in other jurisdictions in Canada. The Court heard oral argument on plaintiffs' motion for class certification in the Watson Litigation in April, 2013, and the parties await a ruling.

***Late Fees Litigation***

In 2007, a number of individual plaintiffs, each purporting to represent a class of cardholders, filed antitrust lawsuits in the U.S. District Court for the Northern District of California against several issuing banks, including COBNA. These lawsuits allege, among other things, that the defendants conspired to fix the level of late fees and over-limit fees charged to cardholders, and that these fees are excessive. In May 2007, the cases were consolidated for all purposes, and a consolidated amended complaint was filed alleging violations of federal statutes and state law. The amended complaint requests civil monetary damages, which could be trebled, and injunctive relief. In November 2007, the court dismissed the amended complaint. Plaintiffs appealed that order to the Ninth Circuit Court of Appeals. The plaintiffs' appeal challenges the dismissal of their claims under the National Bank Act, the Depository Institutions Deregulation Act of 1980 and the California Unfair Competition Law (the "UCL"), but not their antitrust conspiracy claims. In January, 2014, the Ninth Circuit affirmed the lower court's dismissal of the case.

***Credit Card Interest Rate Litigation***

The Capital One Bank Credit Card Interest Rate Multi-district Litigation matter was created as a result of a June 2010 transfer order issued by the United States Judicial Panel on Multi-district Litigation ("MDL"), which consolidated for pretrial proceedings in the U.S. District Court for the Northern District of Georgia two pending putative class actions against COBNA-Nancy Mancuso, et al. v. Capital One Bank (USA), N.A., et al., (E.D. Virginia); and Kevin S. Barker, et al. v. Capital One Bank (USA), N.A., (N.D. Georgia), A third action, Jennifer L. Kolkowski v. Capital One Bank (USA), N.A., (C.D. California) was subsequently transferred into the MDL. In August 2010, the plaintiffs in the MDL filed a Consolidated Amended Complaint. The Consolidated Amended Complaint alleges in a putative class action that COBNA breached its contractual obligations, and violated the Truth in Lending Act ("TILA"), the California Consumers Legal Remedies Act, the UCL, the California False Advertising Act, the New Jersey Consumer Fraud Act, and the Kansas Consumer Protection Act when it raised interest rates on certain credit card accounts. The MDL plaintiffs seek statutory damages, restitution, attorney's fees and an injunction against future rate increases. Fact discovery is now closed. In August 2011, Capital One filed a motion for summary judgment, which remains pending with the court. In July 2013, the MDL plaintiffs filed a supplemental opposition to Capital One's motion for summary judgment. As a result of a settlement in another matter, the California-based UCL and TILA claims in the MDL are extinguished.

***Mortgage Repurchase Litigation***

In February 2009, GreenPoint was named as a defendant in a lawsuit commenced in the New York County Supreme Court, by U.S. Bank, N. A., Syncora Guarantee Inc. and CIFG Assurance North America, Inc. (the "U.S. Bank Litigation"). Plaintiffs allege, among other things, that GreenPoint breached certain representations and warranties in two contracts pursuant to which GreenPoint sold approximately 30,000 mortgage loans having an aggregate original principal balance of approximately $1.8 billion to a purchaser that ultimately transferred most of these mortgage loans to a securitization trust. Some of the securities issued by the trust were insured by two of the plaintiffs: Syncora and CIFG. Plaintiffs seek unspecified damages and an order compelling GreenPoint to repurchase the entire portfolio of 30,000 mortgage loans based on alleged breaches of representations and warranties relating to a limited sampling of loans in the portfolio, or, alternatively, the repurchase of specific mortgage loans to which the alleged breaches of representations and warranties relate. In March 2010, the court granted GreenPoint's motion to dismiss with respect to plaintiffs Syncora and CIFG and denied the motion with respect to U.S. Bank. GreenPoint subsequently answered the complaint with respect to U.S. Bank, denying the allegations, and filed a counterclaim against U.S. Bank alleging breach of covenant of good faith and fair dealing. In February 2012, the court denied plaintiffs' motion for leave to file an amended complaint and dismissed Syncora and CIFG from the case. Syncora and CIFG appealed their dismissal to the New York Supreme Court, Appellate Division, First Department (the "First Department"), which affirmed the dismissal in April 2013. Syncora and CIFG have appealed the First Department's decision to the New York Court of Appeals.

In September 2010, DB Structured Products, Inc. ("DBSP") named GreenPoint in a third-party complaint, filed in the New York County Supreme Court, alleging breach of contract and seeking indemnification (the "DBSP Litigation"). In the underlying suit, Assured Guaranty Municipal Corp. ("AGM") sued DBSP for alleged breaches of representations and warranties made by DBSP with respect to certain residential mortgage loans that collateralize a securitization insured by AGM and sponsored by DBSP. DBSP purchased the HELOC loans from GreenPoint in 2006. The entire securitization, almost all of which is insured by AGM, is comprised of loans with an aggregate original principal balance of approximately $353 million. DBSP asserts that any liability it faces lies with GreenPoint, alleging that DBSP's representations and warranties to AGM are substantially similar to the representations and warranties made by GreenPoint to DBSP. GreenPoint filed a motion to dismiss the complaint in October 2010, which the court denied in July 2011.

In October 2012, Capital One, N.A., ("CONA") as successor to CCB, was named as a defendant in a lawsuit filed in the Southern District of New York by Ambac Assurance Corporation and the Segregated Account of Ambac Assurance Corporation (the "Ambac Litigation"). Plaintiffs allege, among other things, that CONA (as successor to CCB) breached certain representations and warranties in contracts relating to six securitizations with an aggregate original principal balance of approximately $5.2 billion which were sponsored by a CCB affiliate in 2006 and 2007 and backed by loans originated by CCB. Almost half of the securities issued by the six trusts are insured by Ambac. Plaintiffs seek unspecified damages, an order compelling CONA to indemnify Ambac for all accrued and future damages based on alleged breaches of representations and warranties relating to a limited sampling of loans in the portfolio, the repurchase of specific mortgage loans to which the alleged breaches of representations and warranties relate, and all related fees, costs, and interest. CONA's motion to dismiss the complaint is currently pending before the court.

In May, June, and July 2012, FHFA (acting as conservator for Freddie Mac) filed three summons with notice in the New York state court against GreenPoint, on behalf of the trustees for three RMBS trusts backed by loans originated by GreenPoint with an aggregate original principal balance of $3.4 billion. In January 2013, the plaintiffs filed an amended consolidated complaint in the name of the three trusts, acting by the respective trustees, alleging breaches of contractual representations and warranties regarding compliance with GreenPoint underwriting guidelines relating to certain loans. (the "FHFA Litigation"). Plaintiffs seek specific performance of the repurchase obligations with respect to the loans for which they have provided notice of alleged breaches as well as all other allegedly breaching loans, rescissory damages, indemnification, costs and interest. GreenPoint's motion to dismiss the complaint is currently pending before the court.

In July 2013, Lehman XS Trust, Series 2006-4N, by its trustee U.S. Bank, N.A. filed a lawsuit in the Southern District of New York against GreenPoint alleging breaches of representations and warranties made in certain loan sale agreements, pursuant to which GreenPoint sold mortgage loans with an original principal balance of $915 million to Lehman Brothers for securitization and sale to investors. The lawsuit ("the LXS Trust Litigation") seeks specific performance of GreenPoint's obligation to repurchase certain allegedly breaching loans, or in the alternative, the repurchase of all loans in the trust, the award of rescissory damages, costs, fees and interest. In January 2014, the court granted GreenPoint's motion to dismiss based on the statute of limitations, ruling that New York's six-year statute of limitations began running no later than the time of the mortgage securitization. The plaintiff has appealed the dismissal of the complaint.

As noted above in the section entitled Potential Mortgage Representation & Warranty Liabilities, the Company's subsidiaries establish reserves with respect to representation and warranty litigation matters, where appropriate, within the Company's overall representation and warranty reserves. Please see above for more details.

***FHLB Securities Litigation***

In April 2011, the Federal Home Loan Bank of Boston (the "FHLB of Boston") filed suit against dozens of mortgage industry participants in Massachusetts Superior Court, alleging, among other things, violations of Massachusetts state securities laws in the sale and marketing of certain residential mortgage-backed securities (the "FHLB of Boston Litigation"). Capital One Financial Corporation and CONA are named in the complaint as alleged successors in interest to CCB, which allegedly marketed some of the mortgage-backed securities at issue in the litigation. The FHLB of Boston seeks rescission, unspecified damages, attorneys' fees, and other unspecified relief. The case was removed to the United States District Court for the District of Massachusetts in May 2011. FHLB of Boston filed an Amended Complaint in June 2012, and the Company's motion to dismiss was denied in September 2013.

***Checking Account Overdraft Litigation***

In May 2010, Capital One Financial Corporation and COBNA were named as defendants in a putative class action named Steen v. Capital One Financial Corporation, et al., filed in the U.S. District Court for the Eastern District of Louisiana. Plaintiff challenges practices relating to fees for overdraft and non-sufficient funds fees on consumer checking accounts. Plaintiff alleges that our methodology for posting transactions to customer accounts is designed to maximize the generation of overdraft fees, supporting claims for breach of contract, breach of the covenant of good faith and fair dealing, unconscionability, conversion, unjust enrichment and violations of state unfair trade practices laws. Plaintiff seeks a range of remedies, including restitution, disgorgement, injunctive relief, punitive damages and attorneys' fees. In May 2010, the case was transferred to the Southern District of Florida for coordinated pre-trial proceedings as part of a multi-district litigation (MDL) involving numerous defendant banks, captioned In re Checking Account Overdraft Litigation. In January 2011, plaintiffs filed a second amended complaint against CONA in the MDL court. In February 2011, CONA filed a motion to dismiss the second amended complaint. In March 2011, the MDL court granted CONA's motion to dismiss claims of breach of the covenant of good faith and fair dealing under Texas law, but denied the motion to dismiss in all other respects. In June 2012, the MDL court granted plaintiff's motion for class certification. The modified scheduling order entered by the MDL court contemplates the conclusion of discovery in the second quarter of 2014 and we anticipate a remand to the Eastern District of Louisiana in the third quarter of 2014.

***Hawaii, Mississippi, Missouri and New Mexico State Attorney General Payment Protection Matters***

In April 2012, the Attorney General of Hawaii filed a lawsuit in First Circuit Court in Hawaii against Capital One Bank (USA) N.A., and Capital One Services, LLC. The case is one of several similar lawsuits filed by the Attorney General of Hawaii against various banks challenging the marketing and sale of payment protection and credit monitoring products. In June 2012, the Attorney General of Mississippi filed substantially similar suits against Capital One and several other banks. In April 2013, the Attorney General of New Mexico also filed substantially similar suits against Capital One and several other banks. All three state attorney general complaints allege that Capital One enrolls customers in such programs without their consent and that Capital One enrolls customers in such programs in circumstances in which the customer is not eligible to receive benefits for the product in question. All suits allege unjust enrichment and violation of Unfair and Deceptive Practices Act statutes. The remedies sought in the lawsuits include an injunction prohibiting the Company from engaging in the alleged violations, restitution for all persons allegedly injured by the complained of practices, civil penalties and costs.

In May 2012, Capital One removed the Hawaii AG case to U.S. District Court, District of Hawaii. In November 2012, the court denied the Hawaii AG's motion to remand. The Hawaii AG petitioned to appeal the District Court's decision to the Ninth Circuit Court of Appeals, which was granted by the Ninth Circuit in April 2013. The District Court case is now stayed pending the appeal.

In August 2012, Capital One removed the Mississippi AG case to the U.S. District Court, Southern District of Mississippi. In July 2013, the court denied the Mississippi AG's motion to remand. The Fifth Circuit overturned the District Court's denial of the AG's motion to remand in December 2013, and the case will proceed in state court.

In June 2013, Capital One removed the New Mexico AG case to the U.S. District Court, District of New Mexico. In response, the New Mexico AG filed an Amended Complaint in federal court, adding a claim for alleged violations of the Truth in Lending Act. In November 2013, the court granted in part and denied in part Capital One's motion to dismiss. The court dismissed the state deceptive practices act claim but allowed the New Mexico AG to proceed on its claims under the Truth In Lending Act. In a separate order, the court also granted Capital One's motion precluding the New Mexico AG from recovery of alleged damages for New Mexico residents who were class members in a prior class action against Capital One.

Relatedly, Capital One has provided information to the Attorney General of Missouri as part of an industry-wide informal inquiry initiated in August 2011, relating to the marketing of payment protection products.

***Intellectual Ventures Corp., et al.***

In June 2013, Intellectual Ventures I, LLC and Intellectual Ventures II, LLC (collectively "IV") sued Capital One Financial Corp., Capital One Bank (USA), N.A. and Capital One, N.A. (collectively "Capital One") for patent infringement in the United States District Court for the Eastern District of Virginia. In the Complaint, IV alleges infringement of patents related to various business processes across the Capital One enterprise. IV simultaneously filed patent infringement actions against numerous other financial institutions on the same and other patents in several other federal courts. Capital One's motion to dismiss was denied without prejudice in August 2013. Capital One filed an answer and counterclaim alleging antitrust violations. In December 2013, the court dismissed Capital One's counterclaim and decided the parties' arguments on claim construction. IV has agreed to dismiss two patents in suit, and following claim construction, has asked for a stipulation of non-infringement for one patent with an opportunity to appeal the court's decision regarding claim construction. As a result, two patents remain in dispute in the case. Trial is currently scheduled to begin in April 2014.

In January 2014, IV filed a second suit against Capital One for patent infringement in the U.S. District Court for the District of Maryland. In the complaint, IV again alleges infringement of patents related to various business practices across the Capital One enterprise.

***Derivative Actions***

In August 2012, a derivative action, titled Iron Workers Mid-South Pension Fund v. Fairbank, et al., Case No. 2012 14130 ("Iron Workers Action"), was filed by a putative stockholder on behalf of the Company in Virginia Circuit Court of Fairfax County (hereafter "Virginia Circuit Court") against certain current and former directors and officers of the Company, alleging breach of the fiduciary duty of loyalty, gross mismanagement, corporate waste, and unjust enrichment. The allegations stem from the Company's entering into consent orders with the Office of the Comptroller of the Currency and the Consumer Financial Protection Bureau regarding vendor sales practices of payment protection and credit monitoring products. Plaintiff shareholder generally alleges that the alleged failure of the Company's officers and directors to oversee certain practices between 2010 and early 2012 caused harm to the Company, which is named as a "nominal defendant." The action includes claims for, among other things, damages in favor of the Company, certain corporate actions to purportedly improve the Company's corporate governance and internal procedures, and an award of costs and expenses to the putative plaintiff stockholder, including attorneys' fees. In September 2012, a second derivative complaint, titled Barovic v. Fairbank, et al., Case No. 2012 14130, was filed by another putative stockholder on behalf of the Company also in the Virginia Circuit Court. The Barovic derivative complaint is substantially identical to the Iron Workers' Action (collectively "Derivative Actions" filed by the "Derivative Plaintiffs"). The defendants removed the Derivative Actions to federal court and moved to dismiss the complaints. In June 2013, the court granted Capital One's motion to dismiss, finding that the plaintiffs did not adequately allege facts showing that the Board could not be impartial in responding to a litigation demand. The court also dismissed with prejudice the claims for unjust enrichment and corporate waste, and the claims against the named officer defendants. The plaintiffs filed an amended complaint in July 2013, which Capital One moved to dismiss with prejudice in July 2013. In October 2013, the court granted Capital One's motion to dismiss the amended complaint with prejudice, thereby dismissing the consolidated matter in its entirety.

***Telephone Consumer Protection Act Litigation***

In December 2012, the Capital One Telephone Consumer Protection Act ("TCPA") Litigation Multi-district Litigation matter was created as a result of a transfer order issued by the United States Judicial Panel on Multi-district Litigation ("TCPA MDL"), which consolidated for pretrial proceedings in the U.S. District Court for the Northern District of Illinois three pending putative class actions-Bridgett Amadeck, et al. v. Capital One Financial Corporation, et al. (W.D. Washington); Nicholas Martin, et al. v. Capital One Bank (USA), N.A., et al. (N.D. Illinois); and Charles C. Patterson v. Capital One Bank (USA), N.A., et al. (N.D. Illinois)-and several individual lawsuits. In February 2013, the putative class action plaintiffs in the TCPA MDL filed a Consolidated Master Class Action Complaint. The Consolidated Master Class Action Complaint and individual lawsuits allege that COBNA and/or entities acting on its behalf violated the TCPA by contacting consumers on their cellular telephones using an automatic telephone dialing system and/or artificial or prerecorded voice without first obtaining prior express consent to do so. The plaintiffs seek statutory damages for alleged negligent and willful violations of the TCPA, attorneys' fees, costs, and injunctive relief.

***Other Pending and Threatened Litigation***

In addition, we are commonly subject to various pending and threatened legal actions relating to the conduct of our normal business activities. In the opinion of management, the ultimate aggregate liability, if any, arising out of all such other pending or threatened legal actions will not be material to our consolidated financial position or our results of operations.

## NOTE 21—CAPITAL ONE FINANCIAL CORPORATION (PARENT COMPANY ONLY)

### Financial Information

The following Parent Company Only financial statements are provided in accordance with Regulation S-X of the SEC.

| (Dollars in millions) | December 31, 2013 | December 31, 2012 |
|---|---|---|
| **Balance sheets** | | |
| **Assets:** | | |
| Cash and cash equivalents | **$ 7,185** | $ 7,342 |
| Investment in subsidiaries | **43,430** | 46,605 |
| Loans to subsidiaries | **1,487** | 1,335 |
| Securities available for sale | **807** | 464 |
| Other | **976** | 1,432 |
| Total assets | **53,885** | 57,178 |
| **Liabilities:** | | |
| Senior and subordinated notes | **9,458** | 10,116 |
| Other borrowings | **1,545** | 5,036 |
| Other | **1,138** | 1,527 |
| Total liabilities | **12,141** | 16,679 |
| **Stockholders' equity:** | | |
| Preferred stock | **0** | 0 |
| Common stock | **6** | 6 |
| Additional paid-in-capital, net | **26,526** | 26,188 |
| Retained earnings | **20,404** | 16,853 |
| Accumulated other comprehensive income | **(872)** | 739 |
| Less: Treasury stock, at cost | **(4,320)** | (3,287) |
| Total Stockholders' equity | **41,744** | 40,499 |
| Total liabilities and stockholders' equity | **$53,885** | $57,178 |

| (Dollars in millions) | Year Ended December 31, 2013 | 2012 | 2011 |
|---|---|---|---|
| **Statements of income** | | | |
| Interest from temporary investments | **$ 94** | $ 47 | $ 26 |
| Interest expense | **250** | 574 | 515 |
| Dividends, principally from bank subsidiaries | **5,950** | 0 | 1,950 |
| Non-interest income | **33** | 697 | 29 |
| Non-interest expense | **196** | 173 | 361 |
| Income before income taxes and equity in undistributed earnings of subsidiaries | **5,631** | (3) | 1,129 |
| Income tax (benefit) | **(66)** | (168) | (247) |
| Equity in undistributed earnings of subsidiaries | **(1,305)** | 3,569 | 1,877 |
| Income from continuing operations, net of tax | **4,392** | 3,734 | 3,253 |
| Loss from discontinued operations, net of tax | **(233)** | (217) | (106) |
| Net income | **4,159** | 3,517 | 3,147 |
| Dividends and undistributed earnings allocated to participating securities | **(17)** | (15) | (26) |
| Preferred stock dividends | **(53)** | (15) | 0 |
| Net income available to common stockholders | **$ 4,089** | $3,487 | $3,121 |

| (Dollars in millions) | Year Ended December 31, 2013 | 2012 | 2011 |
|---|---|---|---|
| **Statements of cash flows** | | | |
| **Operating activities:** | | | |
| Net income | **$ 4,159** | $ 3,517 | $ 3,147 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Dividends (undistributed earnings) from subsidiaries: | | | |
| Continuing operations | **1,305** | (3,569) | (1,877) |
| Discontinued operations | **233** | 217 | 106 |
| Accretion | **(57)** | (24) | (2) |
| Stock plan compensation expense | **143** | 112 | 92 |
| Decrease (increase) in other assets | **(818)** | 1 | (65) |
| Increase (decrease) in other liabilities | **(388)** | (34) | 18 |
| Net cash (used in) provided by operating activities | **4,577** | 220 | 1,419 |
| **Investing activities:** | | | |
| (Increase) decrease in investment in subsidiaries | **787** | (9,709) | (46) |
| Proceeds from maturities of securities available for sale | **46** | 24 | 0 |
| Purchase of securities available for sale | **(287)** | (351) | (54) |
| (Increase) decrease in loans to subsidiaries | **(153)** | (997) | (1) |
| Proceeds from issuance of common stock for acquisition | **0** | 2,638 | 0 |
| Net cash provided by (used in) investing activities | **393** | (8,395) | (101) |
| **Financing activities:** | | | |
| (Decrease) increase in borrowings from subsidiaries | **(3,490)** | 555 | 450 |
| Issuance of senior notes | **849** | 2,246 | 2,992 |
| Maturities of senior notes | **(1,040)** | (632) | (855) |
| Dividends paid—common stock | **(555)** | (111) | (91) |
| Dividends paid—preferred stock | **(53)** | (15) | 0 |
| Purchases of treasury stock | **(1,033)** | (43) | (42) |
| Net proceeds from issuances of common stock | **81** | 3,233 | 40 |
| Net proceeds from issuances of preferred stock | **0** | 853 | 0 |
| Proceeds from stock-based payment activities | **114** | 80 | 57 |
| Net cash (used in) provided by financing activities | **(5,127)** | 6,166 | 2,551 |
| (Decrease) increase in cash and cash equivalents | **(157)** | (2,009) | 3,869 |
| Cash and cash equivalents at beginning of year | **7,342** | 9,351 | 5,482 |
| Cash and cash equivalents at end of year | **$ 7,185** | $ 7,342 | $ 9,351 |

## NOTE 22—RELATED PARTY TRANSACTIONS

In the ordinary course of business, we may have loans issued to our executive officers, directors, and principal stockholders, also known as Regulation O Insiders. Pursuant to our policy, such loans are issued on the same terms as those prevailing at the time for comparable loans to unrelated persons and do not involve more than the normal risk of collectability.

# CAPITAL ONE FINANCIAL CORPORATION
## Selected Quarterly Financial Information[1] [2] [3]

| (Dollars in millions, except per share data) (unaudited) | 2013 Q4 | 2013 Q3 | 2013 Q2 | 2013 Q1 | 2012 Q4 | 2012 Q3 | 2012 Q2 | 2012 Q1 |
|---|---|---|---|---|---|---|---|---|
| **Summarized results of operations:** | | | | | | | | |
| Interest income | $ 4,839 | $ 4,998 | $ 5,010 | $ 5,051 | $ 5,115 | $ 5,254 | $ 4,616 | $ 3,979 |
| Interest expense | 416 | 438 | 457 | 481 | 587 | 608 | 615 | 565 |
| Net interest income | 4,423 | 4,560 | 4,553 | 4,570 | 4,528 | 4,646 | 4,001 | 3,414 |
| Provision for credit losses[4] | 957 | 849 | 762 | 885 | 1,151 | 1,014 | 1,677 | 573 |
| Net interest income after provision for credit losses | 3,466 | 3,711 | 3,791 | 3,685 | 3,377 | 3,632 | 2,324 | 2,841 |
| Non-interest income | 1,121 | 1,091 | 1,085 | 981 | 1,096 | 1,136 | 1,054 | 1,521 |
| Non-interest expense | 3,280 | 3,147 | 3,059 | 3,028 | 3,255 | 3,045 | 3,142 | 2,504 |
| Income from continuing operations before income taxes | 1,307 | 1,655 | 1,817 | 1,638 | 1,218 | 1,723 | 236 | 1,858 |
| Income taxes | 425 | 525 | 581 | 494 | 370 | 535 | 43 | 353 |
| Income from continuing operations, net of tax | 882 | 1,130 | 1,236 | 1,144 | 848 | 1,188 | 193 | 1,505 |
| Loss from discontinued operations, net of tax | (23) | (13) | (119) | (78) | (5) | (10) | (100) | (102) |
| Net income | 859 | 1,117 | 1,117 | 1,066 | 843 | 1,178 | 93 | 1,403 |
| Dividends and undistributed earnings allocated to participating securities[5] | (4) | (5) | (4) | (5) | (3) | (5) | (1) | (7) |
| Preferred stock dividends | (13) | (13) | (13) | (13) | (15) | — | — | — |
| Net income available to common stockholders | $ 842 | $ 1,099 | $ 1,100 | $ 1,048 | $ 825 | $ 1,173 | $ 92 | $ 1,396 |
| **Per common share:** | | | | | | | | |
| Basic EPS[5]: | | | | | | | | |
| Income from continuing operations | $ 1.51 | $ 1.91 | $ 2.09 | $ 1.94 | $ 1.43 | $ 2.05 | $ 0.33 | $ 2.94 |
| Loss from discontinued operations | (0.04) | (0.02) | (0.20) | (0.13) | (0.01) | (0.02) | (0.17) | (0.20) |
| Net income | $ 1.47 | $ 1.89 | $ 1.89 | $ 1.81 | $ 1.42 | $ 2.03 | $ 0.16 | $ 2.74 |
| Diluted EPS[5]: | | | | | | | | |
| Income from continuing operations | $ 1.48 | $ 1.88 | $ 2.07 | $ 1.92 | $ 1.42 | $ 2.03 | $ 0.33 | $ 2.92 |
| Loss from discontinued operations | (0.03) | (0.02) | (0.20) | (0.13) | (0.01) | (0.02) | (0.17) | (0.20) |
| Net income | $ 1.45 | $ 1.86 | $ 1.87 | $ 1.79 | $ 1.41 | $ 2.01 | $ 0.16 | $ 2.72 |
| Weighted average common shares outstanding (In millions): | | | | | | | | |
| Basic EPS | 573.4 | 582.3 | 581.5 | 580.5 | 579.2 | 578.3 | 577.7 | 508.7 |
| Diluted EPS | 582.6 | 591.1 | 588.8 | 586.3 | 585.6 | 584.1 | 582.8 | 513.1 |
| **Average balance sheet data:** | | | | | | | | |
| Loans held for investment | $192,813 | $191,135 | $190,562 | $195,997 | $202,944 | $202,856 | $192,632 | $152,900 |
| Interest-earning assets | 262,957 | 264,796 | 266,544 | 272,345 | 277,886 | 266,803 | 265,019 | 220,246 |
| Total assets | 294,108 | 294,939 | 297,766 | 303,223 | 308,096 | 297,154 | 295,306 | 246,384 |
| Interest-bearing deposits | 184,206 | 186,752 | 189,311 | 190,612 | 192,122 | 193,700 | 195,597 | 151,625 |
| Total deposits | 205,706 | 208,340 | 210,650 | 211,555 | 213,494 | 213,323 | 214,914 | 170,259 |
| Borrowings | 36,463 | 36,355 | 36,915 | 41,574 | 44,189 | 36,451 | 35,418 | 35,994 |
| Total stockholders' equity | 42,463 | 41,284 | 41,579 | 40,960 | 40,212 | 38,535 | 37,533 | 32,982 |

(1) Certain prior period amounts have been reclassified to conform to the current period presentation.

(2) Results for Q2 2012 and thereafter include the impact of the May 1, 2012 closing of the 2012 U.S. card acquisition, which resulted in the addition of approximately $28.2 billion in credit card receivables at closing.

(3) Results for Q1 2012 and thereafter include the impact of the February 17, 2012 acquisition of ING Direct, which resulted in the addition of loans of $40.4 billion, other assets of $53.9 billion and deposits of $84.4 billion at acquisition.

(4) Results for Q2 2012 include a provision for credit losses of $1.2 billion to establish an allowance for the loans acquired in the 2012 U.S. card acquisition.

(5) Dividends and undistributed earnings allocated to participating securities, earnings per share, and preferred stock dividends are computed independently for each period. Accordingly, the sum of each quarter may not agree to the year-to-date total.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

### Overview

We are required under applicable laws and regulations to maintain controls and procedures, which include disclosure controls and procedures as well as internal control over financial reporting, as further described below.

### (a) Disclosure Controls and Procedures

#### *Disclosure Controls and Procedures*

Disclosure controls and procedures refer to controls and other procedures designed to provide reasonable assurance that information required to be disclosed in our financial reports is recorded, processed, summarized and reported within the time periods specified by SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and we must apply judgment in evaluating and implementing possible controls and procedures.

#### *Evaluation of Disclosure Controls and Procedures*

As required by Rule 13a-15 of the Securities Exchange Act of 1934 (the "Exchange Act"), our management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2013, the end of the period covered by this Annual Report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2013, at a reasonable level of assurance, in recording, processing, summarizing and reporting information required to be disclosed within the time periods specified by the SEC rules and forms.

### (b) Changes in Internal Control Over Financial Reporting

We regularly review our disclosure controls and procedures and make changes intended to ensure the quality of our financial reporting. During the fourth quarter of 2013, we substantially completed all remaining changes to processes, information technology systems and other components of internal control over financial reporting related to our prior acquisitions of ING Direct and the 2012 US card acquisitions, including the migration of ING Direct's general ledger to our general ledger system. Otherwise, there were no changes in our internal control over financial reporting during the fourth quarter of 2013 which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

### (c) Management's Report on Internal Control Over Financial Reporting

The Report of Management on Internal Control over Financial Reporting is included in "Part II- Item 8. Financial Statements and Supplementary Data" and is incorporated herein by reference. The Report of Independent Registered Public Accounting Firm with respect to our internal control over financial reporting also is included in Item8 and incorporated herein by reference.

## Item 9B. Other Information

None.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 will be included in our Proxy Statement for the 2014 Annual Stockholder Meeting (the "Proxy Statement") under the headings "Corporate Governance at Capital One" and "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference. The Proxy Statement will be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days of the end of our 2013 fiscal year.

### Item 11. Executive Compensation

The information required by Item 11 will be included in the Proxy Statement under the headings "Director Compensation," "Compensation Discussion and Analysis," "Named Executive Officer Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report," and is incorporated herein by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 will be included in the Proxy Statement under the headings "Security Ownership" and "Equity Compensation Plans," and is incorporated herein by reference.

### Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 will be included in the Proxy Statement under the headings "Related Person Transactions" and "Director Independence," and is incorporated herein by reference.

### Item 14. Principal Accountant Fees and Services

The information required by Item 14 will be included in the Proxy Statement under the heading "Ratification of Selection of Independent Auditors," and is incorporated herein by reference.

## PART IV

### Item 15. Exhibits, Financial Statement Schedules

#### (a) Financial Statement Schedules

The following documents are filed as part of this Annual Report in Part II, Item 8 and are incorporated herein by reference.

(1) Management's Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements:
Consolidated Statement of Income for the Years Ended December 31, 2013, 2012 and 2011
Consolidated Statement of Comprehensive Income for the Years Ended December 31, 2013, 2012 and 2011
Consolidated Balance Sheet as of December 31, 2013 and 2012
Consolidated Statement of Changes in Stockholders' Equity for the Years Ended December 31, 2013, 2012 and 2011
Consolidated Statement of Cash Flows for the Years Ended December 31, 2013, 2012 and 2011
Notes to Consolidated Financial Statements
Selected Quarterly Data

(2) Schedules:

None

#### (b). Exhibits

An index to exhibits has been filed as part of this Annual Report and is incorporated herein by reference.

## SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**CAPITAL ONE FINANCIAL CORPORATION**

Date: February 27, 2014

By: /s/ RICHARD D. FAIRBANK
Richard D. Fairbank
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ RICHARD D. FAIRBANK<br>Richard D. Fairbank | Chairman, Chief Executive Officer and President (Principal Executive Officer) | February 27, 2014 |
| /s/ STEPHEN S. CRAWFORD<br>Stephen S. Crawford | Chief Financial Officer (Principal Financial Officer) | February 27, 2014 |
| /s/ R. SCOTT BLACKLEY<br>R. Scott Blackley | Controller (Principal Accounting Officer) | February 27, 2014 |
| /s/ PATRICK W. GROSS<br>Patrick W. Gross | Director | February 27, 2014 |
| /s/ ANN F. HACKETT<br>Ann F. Hackett | Director | February 27, 2014 |
| /s/ LEWIS HAY, III<br>Lewis Hay, III | Director | February 27, 2014 |
| /s/ BENJAMIN P. JENKINS, III<br>Benjamin P. Jenkins, III | Director | February 27, 2014 |
| /s/ PIERRE E. LEROY<br>Pierre E. Leroy | Director | February 27, 2014 |
| /s/ PETER E. RASKIND<br>Peter E. Raskind | Director | February 27, 2014 |
| /s/ MAYO A. SHATTUCK III<br>Mayo A. Shattuck III | Director | February 27, 2014 |
| /s/ BRADFORD H. WARNER<br>Bradford H. Warner | Director | February 27, 2014 |
| /s/ CATHERINE G. WEST<br>Catherine G. West | Director | February 27, 2014 |

**EXHIBIT INDEX**
**CAPITAL ONE FINANCIAL CORPORATION**
**ANNUAL REPORT ON FORM 10-K**
**DATED DECEMBER 31, 2013**
**Commission File No. 1-13300**

The following exhibits are incorporated by reference or filed herewith. References to (i) the "2002 Form 10-K" are to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 17, 2003; (ii) the "2003 Form 10-K" are to the Company's Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 5, 2004; (iii) the "2004 Form 10-K" are to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 9, 2005; (iv) the "2008 Form 10-K" are to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 26, 2009; (v) the "2010 Form 10-K" are to the Company's Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 1, 2011, as amended on March 7, 2011; (vi) the "2011 Form 10-K" are to the Company's Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 28, 2012 and (vii) the "2012 Form 10-K" are to the Company's Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 28, 2013.

| Exhibit No. | Description |
|---|---|
| 2.1 | Stock Purchase Agreement, dated as of December 3, 2008, by and among Capital One Financial Corporation, B.F. Saul Real Estate Investment Trust, Derwood Investment Corporation, and B.F. Saul Company Employee's Profit Sharing and Retirement Trust (incorporated by reference to Exhibit 2.4 of the 2008 Form 10-K). |
| 2.2.1 | Purchase and Sale Agreement, dated as of June 16, 2011, by and among Capital One Financial Corporation, ING Groep N.V., ING Bank N.V., ING Direct N.V. and ING Direct Bancorp (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed on June 22, 2011). |
| 2.2.2 | First Amendment to the Purchase and Sale Agreement by and among Capital One Financial Corporation, ING Groep N.V., ING Bank N.V., ING Direct N.V. and ING Direct Bancorp, dated as of February 17, 2012 (incorporated by reference to Exhibit 2.2.2 of the 2011 Form 10-K). |
| 2.3.1 | Purchase and Assumption Agreement, dated as of August 10, 2011, by and among Capital One Financial Corporation, HSBC Finance Corporation, HSBC USA Inc. and HSBC Technology and Services (USA) Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed on August 12, 2011). |
| 2.3.2 | Purchaser Transition Services Agreement between HSBC Technology and Services (USA) Inc. and Capital One Services, LLC, dated as of May 1, 2012 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q for the period ended June 30, 2012). |
| 3.1 | Restated Certificate of Incorporation of Capital One Financial Corporation, (as amended and restated May 16, 2011) (incorporated by reference to Exhibit 3.4 of the Current Report on Form 8-K, filed on May 17, 2011). |
| 3.2 | Amended and Restated Bylaws of Capital One Financial Corporation, dated October 31, 2013 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K, filed on November 5, 2013). |
| 3.3 | Certificate of Designations of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B, dated August 16, 2012 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K, filed on August 20, 2012). |
| 4.1.1 | Specimen certificate representing the common stock of Capital One Financial Corporation (incorporated by reference to Exhibit 4.1 of the 2003 Form 10-K). |

| Exhibit No. | Description |
|---|---|
| 4.1.2 | Warrant Agreement, dated December 3, 2009, between Capital One Financial Corporation and Computershare Trust Company, N.A. (incorporated by reference to the Exhibit 4.1 of the Form 8-A, filed on December 4, 2009). |
| 4.1.3 | Deposit Agreement, dated August 20, 2012 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K, filed on August 20, 2012). |
| 4.2 | Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, copies of instruments defining the rights of holders of long-term debt are not filed. The Company agrees to furnish a copy thereof to the SEC upon request. |
| 10.1.1 | Capital One Financial Corporation 2004 Stock Incentive Plan (incorporated by reference to the Proxy Statement on Definitive Schedule 14A, filed on March 17, 2004). |
| 10.1.2 | Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed on May 3, 2006). |
| 10.1.3 | Second Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to the Proxy Statement on Definitive Schedule 14A, filed on March 13, 2009). |
| 10.2.1 | Form of Nonstatutory Stock Option Agreement granted to Richard D. Fairbank under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K, filed on December 23, 2005). |
| 10.2.2 | Form of Nonstatutory Stock Option Agreement granted to Richard D. Fairbank under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K, filed on December 23, 2004). |
| 10.2.3 | Form of Nonstatutory Stock Option Agreement granted to certain of our executives under the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.20.3 of the 2004 Form 10-K). |
| 10.2.4 | Form of Performance Unit Award Agreement granted to our executive officers, including the Chief Executive Officer, under the Second Amended and Restated 2004 Stock Incentive Plan on January 26, 2011 (incorporated by reference to Exhibit 10.16 of the 2010 Form 10-K). |
| 10.2.5 | Form of Nonstatutory Stock Option Award Agreement granted to our executive officers, including the Chief Executive Officer, under the Second Amended and Restated 2004 Stock Incentive Plan on January 26, 2011 (incorporated by reference to Exhibit 10.18 of the 2010 Form 10-K). |
| 10.2.6 | Form of Nonstatutory Stock Option Award Agreements granted to our executive officers, including the Chief Executive Officer, under the Second Amended and Restated 2004 Stock Incentive Plan on January 31, 2012 (incorporated by reference to Exhibit 10.2.10 of the 2011 Form 10-K). |
| 10.2.7 | Form of Performance Unit Award Agreements granted to our executive officers, including the Chief Executive Officer, under the Second Amended and Restated 2004 Stock Incentive Plan on January 31, 2012 (incorporated by reference to Exhibit 10.2.11 of the 2011 Form 10-K). |
| 10.2.8 | Form of Restricted Stock Unit Award Agreements granted to our executive officers, including the Chief Executive Officer, under the Second Amended and Restated 2004 Stock Incentive Plan on January 31, 2012 (incorporated by reference to Exhibit 10.2.12 of the 2011 Form 10-K). |
| 10.2.9 | Form of Restricted Stock Award Agreement granted to our executive officers under the Second Amended and Restated 2004 Stock Incentive Plan on January 31, 2012 (incorporated by reference to Exhibit 10.2.13 of the 2011 Form 10-K). |

| Exhibit No. | Description |
|---|---|
| 10.2.10 | Form of Nonstatutory Stock Option Award Agreements granted to our executive officers, including the Chief Executive Officer, under the Second Amended and Restated 2004 Stock Incentive Plan on January 31, 2013 (incorporated by reference to Exhibit 10.2.14 of the 2012 Form 10-K). |
| 10.2.11 | Form of Performance Unit Award Agreements granted to executive officers, including the Chief Executive Officer, under the Second Amended and Restated 2004 Stock Incentive Plan on January 31, 2013 (incorporated by reference to Exhibit 10.2.15 of the 2012 Form 10-K). |
| 10.2.12 | Form of Restricted Stock Unit Award Agreements granted to our executive officers, including the Chief Executive Officer, under the Second Amended and Restated 2004 Stock Incentive Plan on January 31, 2013 (incorporated by reference to Exhibit 10.2.16 of the 2012 Form 10-K). |
| 10.2.13 | Form of Restricted Stock Award Agreement granted to our executive officers under the Second Amended and Restated 2004 Stock Incentive Plan on January 31, 2013 (incorporated by reference to Exhibit 10.2.17 of the 2012 Form 10-K). |
| 10.2.14 | Restricted Stock Award Agreement granted to Stephen S. Crawford under the Second Amended and Restated 2004 Stock Incentive Plan on February 2, 2013 (incorporated by reference to Exhibit 10.2.18 of the 2012 Form 10-K). |
| 10.2.15* | Form of Nonstatutory Stock Option Award Agreements granted to our executive officers, including the Chief Executive Officer, under the Second Amended and Restated 2004 Stock Incentive Plan on January 30, 2014. |
| 10.2.16* | Form of Performance Unit Award Agreements granted to executive officers, including the Chief Executive Officer, under the Second Amended and Restated 2004 Stock Incentive Plan on January 30, 2014. |
| 10.2.17* | Form of Restricted Stock Unit Award Agreements granted to our executive officers, including the Chief Executive Officer, under the Second Amended and Restated 2004 Stock Incentive Plan on January 30, 2014. |
| 10.3.1 | Capital One Financial Corporation 1999 Non-Employee Directors Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 of the 2002 Form 10-K). |
| 10.3.2 | Form of 1999 Non-Employee Directors Stock Incentive Plan Nonstatutory Stock Option Agreement between Capital One Financial Corporation and certain of its Directors (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q for the period ended September 30, 2004). |
| 10.3.3 | Form of 1999 Non-Employee Directors Stock Incentive Plan Deferred Share Units Award Agreement between Capital One Financial Corporation and certain of its Directors (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q for the period ended September 30, 2004). |
| 10.3.4 | Form of Restricted Stock Unit Award Agreement granted to our directors under the Second Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.3.4 of the 2011 Form 10-K). |
| 10.3.5 | Form of Stock Option Award Agreement granted to our directors under the Second Amended and Restated 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.3.5 of the 2011 Form 10-K). |
| 10.4 | Amended and Restated Capital One Financial Corporation Executive Severance Plan (incorporated by reference to Exhibit 10.4 of the 2011 Form 10-K). |

| Exhibit No. | Description |
|---|---|
| 10.5 | Capital One Financial Corporation Non-Employee Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.5 of the 2011 Form 10-K). |
| 10.6.1 | Amended and Restated Capital One Financial Corporation Voluntary Non-Qualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.6 of the 2011 Form 10-K). |
| 10.6.2 | First Amendment to the Amended and Restated Capital One Financial Corporation Voluntary Non-Qualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.6.2 of the 2012 Form 10-K). |
| 10.7.1 | Form of Change of Control Employment Agreement between Capital One Financial Corporation and each of its named executive officers, other than the Chief Executive Officer (incorporated by reference to Exhibit 10.8.2 of the 2011 Form 10-K). |
| 10.7.2 | Form of 2011 Change of Control Employment Agreement between Capital One Financial Corporation and certain executive officers (incorporated by reference to Exhibit 10.8.3 of the 2012 Form 10-K). |
| 10.7.3* | Change of Control Employment Agreement between Capital One Financial Corporation and Richard D. Fairbank. |
| 10.8.1 | Form of Non-Competition Agreement between Capital One Financial Corporation and certain named executive officers (incorporated by reference to Exhibit 10.9 of the 2012 Form 10-K). |
| 10.8.2* | Non-Competition and Non-Solicitation of Customer Agreement between Capital One Financial Corporation and Jonathan W. Witter. |
| 10.9.1 | Special Retention, Separation and Non-Compete Agreement and Release by and between Capital One Financial Corporation and Peter A. Schnall dated October 15, 2012 (incorporated by reference to Exhibit 10.10.1 of the 2012 Form 10-K). |
| 10.9.2 | Offer Letter to Stephen S. Crawford dated January 31, 2013 (incorporated by reference to Exhibit 10.10.2 of the 2012 Form 10-K). |
| 12.1* | Computation of Ratio of Earnings to Fixed Charges. |
| 12.2* | Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends. |
| 21* | Subsidiaries of the Company. |
| 23* | Consent of Ernst & Young LLP. |
| 31.1* | Certification of Richard D. Fairbank. |
| 31.2* | Certification of Stephen S. Crawford. |
| 32.1* | Certification** of Richard D. Fairbank. |
| 32.2* | Certification** of Stephen S. Crawford. |
| 99.1* | Reconciliation of Non-GAAP Measures and Regulatory Capital Measures. |
| 101.INS* | XBRL Instance Document. |
| 101.SCH* | XBRL Taxonomy Extension Schema Document. |
| 101.CAL* | XBRL Taxonomy Extension Calculation Linkbase Document. |
| 101.DEF* | XBRL Taxonomy Extension Definition Linkbase Document. |
| 101.LAB* | XBRL Taxonomy Extension Label Linkbase Document. |
| 101.PRE* | XBRL Taxonomy Extension Presentation Linkbase Document. |

* Indicates a document being filed with this Form 10-K.

** Information in this Form 10-K furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the 1934 Act or otherwise subject to the liabilities of that section.

**Exhibit 12.1**

## COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES[1]

| (Dollars in millions) | Year Ended December 31, 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **Ratio (including interest expense on deposits):** | | | | | |
| Earnings: | | | | | |
| Income from continuing operations before income taxes | **$6,417** | $5,035 | $4,587 | $4,330 | $1,336 |
| Fixed charges | **1,796** | 2,377 | 2,251 | 2,903 | 2,975 |
| Equity in undistributed loss of unconsolidated subsidiaries | **154** | 127 | 112 | 49 | 60 |
| Earnings available for fixed charges, as adjusted | **$8,367** | $7,539 | $6,950 | $7,282 | $4,371 |
| Fixed charges: | | | | | |
| Interest expense on deposits and borrowings | **$1,792** | $2,375 | $2,246 | $2,896 | $2,967 |
| Interest factor in rent expense | **4** | 2 | 5 | 7 | 8 |
| Total fixed charges | **$1,796** | $2,377 | $2,251 | $2,903 | $2,975 |
| Ratio of earnings to fixed charges | **4.66** | 3.17 | 3.09 | 2.51 | 1.47 |
| **Ratio (excluding interest expense on deposits):** | | | | | |
| Earnings: | | | | | |
| Income from continuing operations before income taxes | **$6,417** | $5,035 | $4,587 | $4,330 | $1,336 |
| Fixed charges | **555** | 974 | 1,064 | 1,438 | 882 |
| Equity in undistributed loss of unconsolidated subsidiaries | **154** | 127 | 112 | 49 | 60 |
| Earnings available for fixed charges, as adjusted | **$7,126** | $6,136 | $5,763 | $5,817 | $2,278 |
| Fixed charges: | | | | | |
| Interest expense on borrowings[2] | **$ 551** | $ 972 | $1,059 | $1,431 | $ 874 |
| Interest factor in rent expense | **4** | 2 | 5 | 7 | 8 |
| Total fixed charges | **$ 555** | $ 974 | $1,064 | $1,438 | $ 882 |
| Ratio of earnings to fixed charges, excluding interest on deposits | **12.84** | 6.30 | 5.42 | 4.05 | 2.58 |

(1) On February 27, 2009, we acquired CCB. On February 17, 2012, we acquired ING Direct. On May 1, 2012, we closed the 2012 U.S. card acquisition. Each of these transactions was accounted for under the acquisition method of accounting, and their respective results of operations are included in our results from each respective transaction date.

(2) Represents total interest expense reported in our consolidated statements of income, excluding interest on deposits of $1.2 billion, $1.4 billion, $1.2 billion, $1.5 billion and $2.1 billion for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, respectively.

**Exhibit 12.2**

## COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)

| (Dollars in millions) | Year Ended December 31, 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **Ratio (including interest expense on deposits):** | | | | | |
| Earnings: | | | | | |
| Income from continuing operations before income taxes | **$6,417** | $5,035 | $4,587 | $4,330 | $1,336 |
| Fixed charges | **1,796** | 2,377 | 2,251 | 2,903 | 2,975 |
| Equity in undistributed loss of unconsolidated subsidiaries | **154** | 127 | 112 | 49 | 60 |
| Earnings available for fixed charges, as adjusted | **$8,367** | $7,539 | $6,950 | $7,282 | $4,371 |
| Fixed charges: | | | | | |
| Interest expense on deposits and borrowings | **$1,792** | $2,375 | $2,246 | $2,896 | $2,967 |
| Interest factor in rent expense | **4** | 2 | 5 | 7 | 8 |
| Total fixed charges | **$1,796** | $2,377 | $2,251 | $2,903 | $2,975 |
| Preferred stock dividend requirements(3) | **77** | 20 | — | — | 188 |
| Total combined fixed charges and preferred stock dividends | **$1,873** | $2,397 | $2,251 | $2,903 | $3,163 |
| Ratio of earnings to combined fixed charges and preferred stock dividends | **4.47** | 3.15 | 3.09 | 2.51 | 1.38 |
| **Ratio (excluding interest expense on deposits):** | | | | | |
| Earnings: | | | | | |
| Income from continuing operations before income taxes | **$6,417** | $5,035 | $4,587 | $4,330 | $1,336 |
| Fixed charges | **555** | 974 | 1,064 | 1,438 | 882 |
| Equity in undistributed loss of unconsolidated subsidiaries | **154** | 127 | 112 | 49 | 60 |
| Earnings available for fixed charges, as adjusted | **$7,126** | $6,136 | $5,763 | $5,817 | $2,278 |
| Fixed charges: | | | | | |
| Interest expense on borrowings(2) | **$ 551** | $ 972 | $1,059 | $1,431 | $ 874 |
| Interest factor in rent expense | **4** | 2 | 5 | 7 | 8 |
| Total fixed charges | **$ 555** | $ 974 | $1,064 | $1,438 | $ 882 |
| Preferred stock dividend requirements(3) | **77** | 20 | — | — | 188 |
| Total combined fixed charges and preferred stock dividends | **$ 632** | $ 994 | $1,064 | $1,438 | $1,070 |
| Ratio of earnings to combined fixed charges, excluding interest on deposits, and preferred stock dividends | **11.28** | 6.17 | 5.42 | 4.05 | 2.13 |

(1) On February 27, 2009, we acquired CCB On February 17, 2012, we acquired ING Direct. On May 1, 2012, we closed the 2012 U.S. card acquisition. Each of these transactions was accounted for under the acquisition method of accounting, and their respective results of operations are included in our results from each respective transaction date.

(2) Represents total interest expense reported in our consolidated statements of income, excluding interest on deposits of $1.2 billion, $1.4 billion, $1.2 billion, $1.5 billion, and $2.1 billion for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, respectively.

(3) Preferred stock dividends represent pre-tax earnings that would be required to cover any preferred stock dividends requirements, computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.

Exhibit 99.1

## Reconciliation of Non-GAAP Measures and Regulatory Capital Measures

We refer to our consolidated financial statements prepared in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP") as our "reported" or GAAP financial statements. Effective January 1, 2010, we prospectively adopted two accounting standards related to the transfer and servicing of financial assets and consolidations that changed how we account for securitized loans. The adoption of these accounting standards, which we refer to as "consolidation accounting standards," resulted in the consolidation of substantially all of our securitization trusts. Prior to our adoption of these new consolidation accounting standards, management evaluated the company's performance on a non-GAAP "managed" basis, which assumed that securitized loans were not sold and the earnings from securitized loans were classified in our results of operations in the same manner as the earnings from loans that we owned. We believed that our managed basis information is useful to investors because it portrays the results of both on- and off-balance sheet loans that we manage, which enables investors to understand and evaluate the credit risks associated with the portfolio of loans reported on our consolidated balance sheet and our retained interests in securitized loans. Our non-GAAP managed basis measures may not be comparable to similarly titled measures used by other companies.

As a result of the adoption of these consolidation accounting standards, the accounting for the loans in our securitization trusts in our reported GAAP financial statements is similar to how we accounted for these loans on a managed basis prior to January 1, 2010. Consequently, we believe our managed basis presentations for periods prior to January 1, 2010 are generally comparable to our reported basis presentations for periods beginning after January 1, 2010. In periods prior to January 1, 2010, certain of our non-GAAP managed basis measures differed from our comparable reported measures because we assumed, for our managed basis presentation, that securitized loans that were accounted for as sales in our GAAP financial statements remained on our balance sheet.

The following tables, which are described below, provide a reconciliation of reported GAAP financial measures to the non-GAAP managed basis financial measures included in our filing. We also provide the details of the calculation of certain non-GAAP capital measures that management uses in assessing its capital adequacy.

**Table 1: Financial & Statistical Summary—Reported GAAP Measures[8]**

| (Dollars in millions) (Unaudited) | 2010 Reported | 2010 Securitization Adjustments | 2010 Managed | 2009[1] Reported | 2009[1] Securitization Adjustments | 2009[1] Managed |
|---|---|---|---|---|---|---|
| **Earnings:** | | | | | | |
| Net interest income | $ 12,457 | $ 4 | $ 12,461 | $ 7,697 | $ 4,392 | $ 12,089 |
| Non-interest income[2] | 3,714 | 2 | 3,716 | 5,286[3] | (539) | 4,747 |
| Total net revenue[4] | $ 16,171 | $ 6 | $ 16,177 | $ 12,983 | $ 3,853 | $ 16,836 |
| Provision for credit losses | 3,907 | 6 | 3,913 | 4,230 | 3,853 | 8,083 |
| **Balance sheet statistics (period average)** | | | | | | |
| Average loans held for investment | $128,526 | $ 96 | $128,622 | $ 99,787 | $43,727 | $143,514 |
| Average earning assets | 175,683 | 74 | 175,757 | 145,552 | 40,666 | 186,218 |
| Average assets | 200,114 | 71 | 200,185 | 171,598 | 41,060 | 212,658 |
| Average liabilities | 175,173 | 71 | 175,244 | 144,992 | 41,060 | 186,052 |
| Return on average assets ("ROA") | 1.52% | 0.21% | 1.73% | 0.58% | (0.12)% | 0.46% |
| **Balance sheet statistics (period end)** | | | | | | |
| Loans held for investment | $125,947 | $ — | $125,947 | $ 90,619 | $46,184 | $136,803 |
| Total assets | 197,503 | — | 197,503 | 169,646 | 42,743 | 212,389 |
| Total liabilities | 170,962 | — | 170,962 | 143,057 | 42,767 | 185,824 |
| Tangible assets[A] | 183,158 | — | 183,158 | 155,516 | 42,767 | 198,283 |
| Tangible common equity ("TCE") ratio[B] | 6.9% | —% | 6.9% | 8.0%[5] | (1.7)% | 6.3% |
| **Performance statistics** | | | | | | |
| Net interest income growth (year over year)[6] | 62% | (59)% | 3% | 8% | 2 % | 6% |
| Non-interest income growth (year over year)[6] | (30) | 8 | (22) | (22) | 10 | (12) |
| Revenue growth (year over year) | 25 | (29) | (4) | (7) | 7 | — |
| Net interest margin | 7.09 | — | 7.09 | 5.29 | 1.20 | 6.49 |
| Revenue margin | 9.20 | — | 9.20 | 8.92 | 0.12 | 9.04 |
| Non-interest expense as a % of average loans held for investment (annualized) | 6.17 | — | 6.17 | 7.43 | (2.26) | 5.17 |
| Efficiency ratio[C] | 49.06 | — | 49.06 | 56.21 | (12.86) | 43.35 |
| **Credit quality statistics** | | | | | | |
| Net charge-offs | $ 6,651 | $ 6 | $ 6,657 | $ 4,568 | $ 3,853 | $ 8,421 |
| Net charge-off rate[7] | 5.18% | —% | 5.18% | 4.58% | 1.29% | 5.87% |
| 30+ day performing delinquencies | $ 4,430 | $ — | $ 4,430 | $ 3,603 | $ 2,719 | $ 6,322 |
| 30+ day performing delinquency rate[7] | 3.52% | —% | 3.52% | 3.98% | 0.64% | 4.62% |

## Table 2: Explanatory Notes (Table 1)

### Notes

(1) Effective February 27, 2009, the Company acquired CCB for $476 million, which included a cash payment of $445 million and the issuance of 2.6 million common shares valued at $31 million. The acquisition of CCB included $10 billion in loans and $13.6 billion in deposits.

(2) Includes the impact from the change in fair value of retained interests, including interest-only strips, totaling $(5) million and $(146) million for the years 2010 and 2009, respectively.

(3) In Q2 2009, the Company elected to convert and sell 404,508 shares of MasterCard class B common stock, which resulted in the recognition of a gain of $66 million that was recorded in non-interest income.

(4) Billed finance charges and fees not recognized in revenue totaled $949 million and $2.1 billion for the years 2010 and 2009, respectively.

(5) Includes the impact of the issuance of 56,000,000 common shares at $27.75 per share on May 14, 2009.

(6) Prior period amounts have been reclassified to conform to the current period presentation and adjusted to reflect purchase accounting refinements related to the acquisition of CCB.

(7) The denominator used in calculating the allowance as a % of loans held for investment, the net charge-off rate and the 30+ day performing delinquency rate includes loans acquired as part of the CCB acquisition. These metrics, calculated excluding CCB loans, are presented below.

| (Dollars in millions) (unaudited) | 2010 | 2009 |
|---|---|---|
| CCB period end acquired loan portfolio | $5,532 | $7,251 |
| CCB average acquired loan portfolio | $6,302 | $7,996 |
| Allowance as a % of loans held for investment, excluding CCB loans | 4.67% | 4.95% |
| Net charge-off rate (Reported), excluding CCB loans | 5.44% | 4.98% |
| Net charge-off rate (Managed), excluding CCB | 5.44% | 6.21% |
| 30+ day performing delinquency rate (Reported), excluding CCB | 3.76% | 4.49% |
| 30+ day performing delinquency rate (Managed), excluding CCB | 3.76% | 4.99% |

(8) The managed loan portfolio does not include auto or home loans that have been sold in whole loan sale transactions where the Company has retained servicing rights.

### Statistical/Metric Calculations

(A) Tangible assets represent total assets from continuing operations less identifiable intangible assets and goodwill. See "Table 4: Reconciliation of Non-GAAP Capital Measures and Calculation of Regulatory Capital Measures."

(B) Tangible common equity ("TCE") represents common stockholders' equity (total stockholders' equity less preferred stock) less identifiable intangible assets and goodwill. See "Table 4: Reconciliation of Non-GAAP Capital Measures and Calculation of Regulatory Capital Measures."

(C) Calculated based on non-interest expense less restructuring expense divided by total net revenue.

## Table 3: Reconciliation of Non-GAAP Average Balances, Net Interest Income and Net Interest Margin

| (Dollars in millions) (unaudited) | Year Ended December 31, 2010 Average Balance | 2010 Interest Income/ Expense | 2010 Yield/ Rate | 2009 Average Balance | 2009 Interest Income/ Expense | 2009 Yield/ Rate |
|---|---|---|---|---|---|---|
| **Reported basis** | | | | | | |
| Interest-earning assets: | | | | | | |
| Loans held for investment | $168,015 | $15,276 | 9.09% | $136,697 | $10,367 | 7.58% |
| Other | 7,668 | 77 | 1.00 | 8,855 | 297 | 3.35 |
| Total interest-earning assets | 175,683 | 15,353 | 8.74 | 145,552 | 10,664 | 7.33 |
| Interest-bearing liabilities: | | | | | | |
| Securitization liability | 34,185 | 809 | 2.37 | 5,516 | 282 | 5.11 |
| Total interest-bearing liabilities | 154,363 | 2,896 | 1.88 | 126,600 | 2,967 | 2.34 |
| Net interest income/spread | | $12,457 | 6.86% | | $ 7,697 | 4.99% |
| Interest income to average interest-earning assets | | | 8.74% | | | 7.33% |
| Interest expense to average interest-earning assets | | | 1.65 | | | 2.04 |
| Net interest margin | | | 7.09% | | | 5.29% |
| **Non-GAAP securitization reconciliation adjustments** | | | | | | |
| Interest-earning assets: | | | | | | |
| Loans held for investment | $ 96 | $ 8 | —% | $ 43,727 | $ 5,678 | 1.31% |
| Other | (22) | — | (0.01) | (3,061) | (229) | (2.23) |
| Total interest-earning assets | 74 | 8 | — | 40,666 | 5,449 | 1.32 |
| Interest-bearing liabilities: | | | | | | |
| Securitization liability | 79 | 4 | — | 41,100 | 1,057 | (2.24) |
| Net interest income/spread | | $ 4 | —% | | $ 4,392 | 1.26% |
| Interest income to average interest-earning assets | | | —% | | | 1.32% |
| Interest expense to average interest-earning assets | | | — | | | 0.12 |
| Net interest margin | | | —% | | | 1.20% |
| **Non-GAAP managed basis** | | | | | | |
| Interest-earning assets: | | | | | | |
| Loans held for investment | $168,111 | $15,284 | 9.09% | $180,424 | $16,045 | 8.89% |
| Other | 7,646 | 77 | 1.01 | 5,794 | 68 | 1.17 |
| Total interest-earning assets | 175,757 | 15,361 | 8.74 | 186,218 | 16,113 | 8.65 |
| Interest-bearing liabilities: | | | | | | |
| Securitization liability | 34,264 | 813 | 2.37 | 46,616 | 1,339 | 2.87 |
| Total interest-bearing liabilities | 154,443 | 2,900 | 1.88 | 167,700 | 4,024 | 2.40 |
| Net interest income/spread | | $12,461 | 6.86% | | $12,089 | 6.25% |
| Interest income to average interest-earning assets | | | 8.74% | | | 8.65% |
| Interest expense to average interest-earning assets | | | 1.65 | | | 2.16 |
| Net interest margin | | | 7.09% | | | 6.49% |

## Table 4: Reconciliation of Non-GAAP Capital Measures and Calculation of Regulatory Capital Measures

In addition to disclosing required regulatory measures, the Company also reports certain non-GAAP capital measures that management uses in assessing its capital adequacy. These non-GAAP measures include average tangible common equity, tangible common equity ("TCE"), TCE ratio, Tier 1 common equity and Tier 1 common ratio. The table below provides the details of the calculation of each of these measures. While these non-GAAP capital measures are widely used by investors, analysts and bank regulatory agencies to assess the capital position of financial services companies, they may not be comparable to similarly titled measures reported by other companies.

| (Dollars in millions) (unaudited) | 2010 | 2009 |
|---|---|---|
| **Stockholders equity to non-GAAP tangible common equity** | | |
| Total stockholders' equity | $ 26,541 | $ 26,590 |
| Less: Intangible assets[1] | (13,983) | (14,107) |
| Tangible common equity | $ 12,558 | $ 12,483 |
| **Total assets to tangible assets** | | |
| Total assets | $197,503 | $169,646 |
| Less: Assets from discontinued operations | (362) | (24) |
| Total assets from continuing operations | 197,141 | 169,622 |
| Less: Intangible assets[1] | (13,983) | (14,107) |
| Tangible assets | $183,158 | $155,515 |
| **Non-GAAP TCE ratio** | | |
| Tangible common equity | $ 12,558 | $ 12,483 |
| Tangible assets | 183,158 | 155,515 |
| TCE ratio[2] | 6.9% | 8.0% |
| **Non-GAAP managed basis TCE ratio** | | |
| Total reported assets | $197,503 | $169,646 |
| Plus: Securitization adjustment[3] | — | 42,767 |
| Total managed assets | $197,503 | $212,413 |
| Less: Assets from discontinued operations | (362) | (24) |
| Total assets from continuing operations | 197,141 | 212,389 |
| Less: Intangible assets[1] | (13,983) | (14,107) |
| Managed tangible assets | $183,158 | $198,282 |
| Tangible common equity | $ 12,558 | $ 12,483 |
| Managed tangible assets | 183,158 | 198,282 |
| Managed TCE ratio[2] | 6.9% | 6.3% |
| **Non-GAAP Tier 1 common equity and regulatory capital ratios** | | |
| Total stockholders' equity | $ 26,541 | $ 26,590 |
| Less: Net unrealized (gains) losses on AFS securities recorded in AOCI[4] | (368) | (200) |
| Net losses on cash flow hedges recorded in AOCI[4] | 86 | 92 |
| Disallowed goodwill and other intangible assets[5] | (13,953) | (14,125) |
| Disallowed deferred tax assets | (1,150) | — |
| Other | (2) | (2) |
| Tier 1 common equity | $ 11,154 | $ 12,355 |
| Plus: Tier 1 restricted core capital items[6] | 3,636 | 3,634 |
| Tier 1 capital | $ 14,790 | $ 15,989 |
| Plus: Long-term debt qualifying as Tier 2 capital | 2,827 | 3,018 |
| Qualifying allowance for loan and lease losses | 3,748 | 1,581 |
| Other Tier 2 components | 29 | 4 |
| Tier 2 capital | $ 6,604 | $ 4,603 |
| Total risk-based capital[7] | $ 21,394 | $ 20,592 |
| Risk-weighted assets[8] | $127,132 | $116,309 |
| Tier 1 common ratio[9] | 8.8% | 10.6% |
| Tier 1 risk-based capital ratio[10] | 11.6 | 13.8 |
| Total risk-based capital ratio[11] | 16.8 | 17.7 |

(1) Includes impact from related deferred taxes.
(2) Calculated based on tangible common equity divided by tangible assets.
(3) Reflects the adjustment to reported total consolidated assets to reflect loans underlying off-balance sheet securitized trusts in the same manner as on-balance sheet loans.
(4) Amounts presented are net of tax.
(5) Disallowed goodwill and other intangible assets are net of related deferred tax liability.
(6) Consists primarily of trust preferred securities.
(7) Total risk-based capital equals the sum of Tier 1 capital and Tier 2 capital.
(8) Calculated based on prescribed regulatory guidelines.
(9) Tier 1 common ratio is a non-GAAP measure calculated based on Tier 1 common equity divided by risk-weighted assets.
(10) Tier 1 risk-based capital ratio is a regulatory capital measure calculated based on Tier 1 capital divided by risk-weighted assets.
(11) Total risk-based capital ratio is a regulatory capital measure calculated based on Total risk-based capital divided by risk-weighted assets.

# Corporate Information

**Corporate Office**
1680 Capital One Drive, McLean, VA 22102
Tel: (703) 720-1000
www.capitalone.com

**Annual Meeting**
Thursday, May 1, 2014
10:00 a.m. Eastern Time
Capital One Headquarters
1680 Capital One Drive, McLean, VA 22102

**Principal Investor Contact**
Jeff Norris
Senior Vice President,
Global Finance
Capital One Financial Corporation
1680 Capital One Drive, McLean, VA 22102
Tel: (703) 720-1000

**Common Stock**
Listed on New York Stock Exchange®
Stock Symbol COF
Member of S&P 500®

**Corporate Registrar/Transfer Agent**
Computershare Investor Services
P.O. Box 43078, Providence, RI 02940-3078
Tel: (888) 985-2057
Outside the U.S., Canada, & Puerto Rico
Tel: (781) 575-2725
Hearing impaired: (800) 952-9245
Email: shareholder@computershare.com
Internet: www.computershare.com

**By Overnight Courier to:**
Computershare Investor Services
250 Royall Street, Canton, MA 02021

**Independent Auditors**
Ernst & Young LLP

Copies of Form 10-K filed with the Securities and Exchange Commission are available without charge at www.capitalone.com. The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12 (a) of the New York Stock Exchange Listed Company Manual.

## ABOUT CAPITAL ONE

Capital One Financial Corporation (www.capitalone.com) is a financial holding company whose subsidiaries, which include Capital One, N.A., and Capital One Bank (USA), N.A., had $204.5 billion in deposits and $297 billion in total assets as of December 31, 2013. Headquartered in McLean, Virginia, Capital One offers a broad spectrum of financial products and services to consumers, small businesses, and commercial clients through a variety of channels. Capital One, N.A., has more than 900 branch locations primarily in New York, New Jersey, Texas, Louisiana, Maryland, Virginia, and the District of Columbia. A Fortune 500 company, Capital One trades on the New York Stock Exchange under the symbol "COF" and is included in the S&P 100 index.

Capital One cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements as a result of various factors including, but not limited to: general economic and business conditions in the U.S., the U.K., Canada, or Capital One's local markets, including conditions affecting employment levels, interest rates, consumer income and confidence, spending and savings that may affect consumer bankruptcies, defaults, charge-offs, and deposit activity; an increase or decrease in credit losses (including increases due to a worsening of general economic conditions in the credit environment); the possibility that Capital One may not fully realize the projected cost savings and other projected benefits of Capital One's acquisition of HSBC's U.S. credit card business or its acquisition of ING Direct (collectively, the "Transactions"); difficulties and delays in integrating the assets and businesses acquired in the Transactions; business disruption of or following the Transactions; diversion of management time on issues related to the Transactions, including integration of the assets and businesses acquired; reputational risks and the reaction of customers and counterparties to the Transactions; disruptions relating to the Transactions negatively impacting Capital One's ability to maintain relationships with customers, employees, and suppliers; changes in asset quality and credit risk as a result of the Transactions; financial, legal, regulatory, tax, or accounting changes or actions, including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder, regulations governing bank capital and liquidity standards, including Basel-related initiatives and potential changes to financial accounting and reporting standards; developments, changes, or actions relating to any litigation matter involving Capital One; the inability to sustain revenue and earnings growth; increases or decreases in interest rates; Capital One's ability to access the capital markets at attractive rates and terms to capitalize and fund its operations and future growth; the success of Capital One marketing efforts in attracting and retaining customers; increases or decreases in Capital One's aggregate loan balances or the number of customers and the growth rate and composition thereof, including increases or decreases resulting from factors such as shifting product mix, amount of actual marketing expenses Capital One incurs, and attrition of loan balances; the level of future repurchase or indemnification requests Capital One may receive, the actual future performance of mortgage loans relating to such requests, the success rates of claimants against Capital One, any developments in litigation and the actual recoveries Capital One may make on any collateral relating to claims against it; the amount and rate of deposit growth; changes in the reputation of or expectations regarding the financial services industry or Capital One with respect to practices, products, or financial condition; any significant disruption in Capital One's operations or technology platform; Capital One's ability to maintain a compliance infrastructure suitable for the nature of its business; Capital One's ability to control costs; the amount of, and rate of growth in, Capital One's expenses as its business develops or changes or as it expands into new market areas; Capital One's ability to execute on its strategic and operational plans; any significant disruption of, or loss of public confidence in, the United States Mail service affecting Capital One's response rates and consumer payments; any significant disruption of, or loss of public confidence in, the internet affecting the ability of Capital One's customers to access their accounts and conduct banking transactions; Capital One's ability to recruit and retain experienced personnel to assist in the management and operations of new products and services; changes in the labor and employment markets; fraud or misconduct by Capital One's customers, employees, or business partners; competition from providers of products and services that compete with Capital One's businesses; and other risk factors set forth from time to time in reports that Capital One files with the SEC, including, but not limited to, the Annual Report on Form 10-K for the year ended December 31, 2013.

Capital One®

MIX
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Created and produced by Capital One and the following:
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Vedros and Associates, Inside Photography
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Allied Printing Services, Inc., Printing

1680 Capital One Drive
McLean, VA 22102
(703) 720-1000

www.capitalone.com

# NOTICE OF CAPITAL ONE FINANCIAL CORPORATION'S 2014 ANNUAL STOCKHOLDER MEETING

**Important Notice Regarding the Availability of Proxy Materials for The Stockholder Meeting To Be Held On May 1, 2014**

**The Proxy Statement and Annual Report to Stockholders are available at www.proxyvote.com**

The Annual Stockholder Meeting of Capital One Financial Corporation ("Capital One" or the "Company") will be held at Capital One's headquarters, 1680 Capital One Drive, McLean, Virginia 22102, on May 1, 2014, at 10:00 a.m.

## Items of Business

As a stockholder you will be asked to:

1. Elect ten nominated directors, who are listed in the proxy statement, as directors of Capital One;
2. Ratify the Audit Committee's selection of Ernst & Young LLP as independent auditors of Capital One for 2014;
3. Approve Capital One's Third Amended and Restated 2004 Stock Incentive Plan;
4. Approve, on a non-binding advisory basis, Capital One's 2013 Named Executive Officer compensation;
5. Approve amendments to Capital One's Restated Certificate of Incorporation to remove supermajority voting standards applicable to the following actions:
   - Item 5(a): Future amendments to the Amended and Restated Bylaws and the Restated Certificate of Incorporation;
   - Item 5(b): Removing any director from office;
   - Item 5(c): Certain business combinations;
6. Consider a stockholder proposal, if presented at the meeting; and
7. Transact such other business as may properly come before the meeting.

## Record Date

You may vote if you held shares of Capital One common stock as of the close of business on March 6, 2014.

## Proxy Voting

Your vote is important. You may vote your shares in person at the Annual Stockholder Meeting, via the Internet, by telephone or by mail. Please refer to the section "How do I vote?" for detailed voting instructions. If you choose to vote in person at the Annual Stockholder Meeting, via the Internet or by telephone, you do not need to mail in a proxy card.

## Annual Meeting Admission

Due to space limitations, attendance is limited to stockholders and one guest each. Admission to the meeting is on a first-come, first-served basis. Registration begins at 9:00 a.m. A valid government-issued picture identification and proof of stock ownership as of the record date must be presented in order to attend the meeting. If you hold Capital One stock through a broker, bank, trust or other nominee, you must bring a copy of a statement reflecting your stock ownership as of the record date. If you plan to attend as the proxy of a stockholder, you must present a legal proxy (described below). Cameras, recording devices and other electronic devices are not permitted.

We look forward to seeing you at the meeting.

On behalf of the Board of Directors,

John G. Finneran, Jr.
Corporate Secretary
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA 22102
March 18, 2014

## TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

## SECTION I – ABOUT THIS PROXY STATEMENT

### Why did I receive a Notice Regarding the Internet Availability of Proxy Materials?

In accordance with rules of the Securities and Exchange Commission ("SEC"), instead of mailing printed copies of our proxy materials, we are furnishing the proxy materials to our stockholders via the Internet. This process will save the Company some of the cost of printing and mailing the proxy materials and will reduce the impact of our annual stockholder meetings on the environment. Accordingly, on or about March 18, 2014, we mailed to our stockholders a Notice Regarding the Internet Availability of Proxy Materials (the "Notice"). If you received a Notice, you will not receive a printed copy of the proxy materials unless you request one. The Notice provides instructions on how to access the proxy materials for Capital One's 2014 Annual Stockholder Meeting (the "Annual Meeting") via the Internet, how to request a printed set of proxy materials and how to vote your shares.

### What is the purpose of the proxy materials?

The Board of Directors of Capital One is providing you these materials in connection with the solicitation by Capital One's Board of Directors of proxies to be voted at the Annual Meeting. All stockholders who held shares as of the close of business on March 6, 2014 (the "record date"), are entitled to attend the Annual Meeting and to vote on the items of business outlined in this proxy statement. If you choose not to attend the Annual Meeting, you may vote your shares via the Internet, by telephone or by mail.

### How do I access the proxy materials?

The Notice provides instructions regarding how to view our proxy materials for the Annual Meeting online. As explained in greater detail in the Notice, to view the proxy materials and to vote, you will need to visit www.proxyvote.com and have available your 12-digit control number(s) contained on your Notice.

### How do I request paper copies of the proxy materials?

You may request paper copies of the 2014 proxy materials by following the instructions listed at www.proxyvote.com, by telephoning 1-800-579-1639 or by sending an e-mail to sendmaterial@proxyvote.com.

### What is the difference between a record holder and a holder of shares in street name?

You are a record holder if you hold shares of Capital One common stock directly in your name through Capital One's transfer agent, Computershare Trust Company, N.A. ("Computershare").

If you hold shares of Capital One common stock through a broker, bank, trust or other nominee, then you are a holder of shares in street name. As a result, you must instruct the broker, bank, trust or other nominee about how to vote your shares. Under the rules of the New York Stock Exchange ("NYSE"), if you do not provide such instructions, the firm that holds your shares will have discretionary authority to vote your shares only with respect to "routine" matters, as described below.

### Can I attend the Annual Meeting?

If you held shares of Capital One common stock as of the close of business on March 6, 2014, you may attend the Annual Meeting. Because seating is limited, only you and a guest may attend the meeting. Admission to the meeting is on a first-come, first-served basis. Registration begins at 9:00 a.m. You must present a valid government-issued picture identification and proof of Capital One stock ownership as of the record date. If you hold Capital One stock in street name, you must also bring a copy of a brokerage statement reflecting your stock ownership as of the record date. If you plan to attend as the proxy of a stockholder, you must present a legal proxy (described below). Cameras, recording devices and other electronic devices are not permitted.

**Am I entitled to vote?**

You are entitled to vote if you were the record holder of shares of Capital One common stock as of the close of business on March 6, 2014. All stockholders of record are entitled to one vote per share of common stock held for each matter submitted for a vote at the meeting.

If you hold your shares of Capital One common stock in street name, you may instruct your broker regarding voting your shares using the same methods described below under "How do I vote?"

On March 6, 2014, there were 572,757,135 shares of Capital One's common stock issued and outstanding.

**How do I vote?**

***By Internet***

You may vote via the Internet by going to www.proxyvote.com and following the instructions on the screen. Have your Notice, proxy card (for record holders) or voting instruction form (for holders of shares in street name) available when you access the web page.

***By Telephone***

You may vote by telephone by calling the toll-free telephone number on the proxy card (1-800-690-6903), which is available 24 hours a day, and following the prerecorded instructions. Have your Notice or proxy card available when you call. If you hold your shares in street name, your broker, bank, trustee or other nominee may provide additional instructions to you regarding voting your shares by telephone.

***By Mail***

If you received your proxy materials by mail, you may vote by mail by completing the enclosed proxy card, dating and signing it and returning it in the postage-paid envelope provided.

***Time for Voting Your Shares By Internet, By Telephone or By Mail***

You may vote via the Internet or by telephone up until 11:59 PM Eastern Daylight Time on April 30, 2014. If you vote by mail, your proxy card must be received by April 30, 2014.

***In Person***

If you are a record holder of shares of Capital One common stock, you may vote in person at the Annual Meeting. A record holder must present a valid government-issued picture identification and, if the shares are held in the name of an entity, evidence of valid authorization from that entity in order to attend the meeting. Stockholders of record also may be represented by another person at the Annual Meeting by executing a legal proxy designating that person as the proxy holder. See "Can I attend the Annual Meeting?" above for more information regarding attending the Annual Meeting.

If you hold your shares of Capital One common stock in street name, you must bring a valid government-issued picture identification and a copy of a statement reflecting your stock ownership as of the record date in order to attend the meeting. You must also obtain a legal proxy from your broker, bank, trust or other nominee and present it to the inspector of elections with your ballot to be able to vote at the Annual Meeting. To request a legal proxy, please follow the instructions at www.proxyvote.com.

**What if I hold my shares in street name and I do not provide my broker, bank, trustee or other nominee with instructions about how to vote my shares?**

You may instruct your broker, bank, trustee or other nominee on how to vote your shares using the methods described above. If you do not vote via the Internet or by telephone and do not return your voting instructions to the firm that holds your shares prior to the Annual Meeting, the firm has discretion to vote your shares only with respect to Item 2 on the proxy card, which is considered a "routine" matter under NYSE rules. The election of members of the Board of Directors and Items 3, 4, 5 and 6 are not considered "routine" matters, and the firm that holds your shares will not have discretionary authority to vote your shares for these Items if you do not provide instructions using one of the methods described above. Therefore, you are encouraged to return your voting instructions so that your shares are voted for non-routine matters at the Annual Meeting. If you hold shares in several different accounts, you must provide voting instructions for each account in order to authorize all of your shares to be voted.

**How do I vote my 401(k) shares?**

If you participate in the Capital One Associate Savings Plan, you may vote the number of shares equivalent to your interest in the Capital One Pooled Stock Fund as credited to your account on the record date. You will receive instructions on how to vote your shares via e-mail from Broadridge Financial Solutions, Inc. ("Broadridge"). The trustee of the Associate Savings Plan will vote your shares in accordance with your duly executed instructions if they are received by April 28, 2014. If you do not send instructions, the trustee will not vote the share equivalents credited to your account.

**Can I revoke my proxy or change my vote?**

Yes, you may revoke any proxy that you previously granted or change your vote by:

- submitting another timely vote via the Internet, by telephone or by mailing a new proxy card or voting instruction form;
- attending the Annual Meeting and voting in person; or
- if you are a record holder, giving written notice of revocation to the Corporate Secretary, Capital One Financial Corporation, 1680 Capital One Drive, McLean, VA 22102.

Your new vote or revocation must be submitted in accordance with the timeframes above under "Time for Voting Your Shares By Internet, By Telephone or By Mail."

**What constitutes a quorum?**

A quorum of stockholders is necessary to transact business at the Annual Meeting. A quorum exists if the holders of a majority of the voting power of Capital One's outstanding shares entitled to vote generally in the election of directors are present in person or represented by proxy. Abstentions and broker non-votes will be counted in determining if there is a quorum, but neither will be counted as votes cast.

**What is a broker non-vote?**

As described above, under NYSE rules, if you hold your shares in street name and you do not submit voting instructions to the firm that holds your shares, the firm has discretionary authority to vote your shares only with respect to "routine" matters. For non-routine matters, which include the election of directors and Items 3, 4, 5 and 6, if you do not submit voting instructions, the firm that holds your shares will not have discretion to vote your shares. This is called a "broker non-vote."

**Who will count the vote?**

Votes will be tabulated by Broadridge. The Board of Directors has appointed a representative of American Elections Services, LLC to serve as the Inspector of Elections.

**Will a list of stockholders be made available?**

Capital One will make a list of stockholders available at the Annual Meeting and, for ten days prior to the meeting, at our offices located at 1680 Capital One Drive in McLean, Virginia. Please contact Capital One's Corporate Secretary at (703) 720-1000 if you wish to inspect the list of stockholders prior to the Annual Meeting.

**How much did the solicitation cost?**

Capital One will pay the costs of the solicitation. We have retained Innisfree M&A Incorporated to assist us in the solicitation of proxies for an aggregate fee of $15,000, plus reasonable out-of-pocket expenses. In addition to Capital One soliciting proxies via the Internet, by telephone and by mail, our directors, officers and employees may solicit proxies on our behalf, without additional compensation.

### What is "householding?"

Under SEC rules, a single package of Notices may be sent to any household at which two or more stockholders reside if they appear to be members of the same family unless contrary instructions have been received. Each stockholder continues to receive a separate Notice within the package. This procedure, referred to as householding, reduces the volume of duplicate materials stockholders receive and reduces mailing expenses. Stockholders may revoke their consent to future householding mailings or enroll in householding by contacting Broadridge toll free at 1-800-542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Capital One will deliver promptly, upon written or oral request, a separate copy of the proxy materials to any stockholder at a shared address to which a single copy was delivered. Stockholders who wish to receive a separate set of proxy materials now should contact Broadridge at the same phone number or mailing address.

### What are the Board of Directors' recommendations?

If you properly submit a proxy without giving specific voting instructions, the individuals named as proxy holders will vote in accordance with the recommendations of the Board of Directors as follows:

**FOR** the election of Richard D. Fairbank, Patrick W. Gross, Ann Fritz Hackett, Lewis Hay, III, Benjamin P. Jenkins, III, Pierre E. Leroy, Peter E. Raskind, Mayo A. Shattuck III, Bradford H. Warner and Catherine G. West, as directors of Capital One (see page 75);

**FOR** the ratification of the Audit Committee's selection of Ernst & Young LLP as independent auditors of the Company for 2014 (see page 76);

**FOR** the approval of Capital One's Third Amended and Restated 2004 Stock Incentive Plan (see page 78);

**FOR** the advisory approval of Capital One's 2013 Named Executive Officer compensation (see page 90);

**FOR** the approval of each of the amendments to Capital One's Restated Certificate of Incorporation to remove supermajority voting standards applicable to certain actions (see page 91); and

**AGAINST** the stockholder proposal (see page 95).

The Board of Directors is not aware of any other matter that will be presented at the Annual Meeting. If any other matter is properly presented at the Annual Meeting, the persons named on the accompanying proxy card will, in the absence of stockholder instructions to the contrary, vote such proxy at their discretion.

### What vote is necessary to approve each item?

All stockholders of record are entitled to one vote per share of common stock held for each nominee for director and for each other matter presented for a vote at the meeting.

**Item 1** requests your vote for the election of ten candidates for director. Richard D. Fairbank, Patrick W. Gross, Ann Fritz Hackett, Lewis Hay, III, Benjamin P. Jenkins, III, Pierre E. Leroy, Peter E. Raskind, Mayo A. Shattuck III, Bradford H. Warner and Catherine G. West will each be elected as a director of Capital One if a majority of the votes cast in his or her election is voted in favor of such election. Capital One also maintains a "majority voting" policy, which requires that any director who fails to receive a majority of votes cast in favor of his or her election tender a resignation for the Board's consideration. Cumulative voting for the election of directors is not permitted. For more information regarding Capital One's director nomination process see page 16.

**Item 2**, the ratification of the Audit Committee's selection of Ernst & Young LLP as independent auditors of the Company for 2014, will be approved if a majority of the votes cast on the proposal are voted in favor of the proposal.

**Item 3**, the approval of Capital One's Third Amended and Restated 2004 Stock Incentive Plan, will be approved if a majority of the votes cast on the proposal are voted in favor of the proposal.

**Item 4**, the advisory approval of Capital One's 2013 Named Executive Officer compensation, will be approved if a majority of the votes cast on the proposal are voted in favor of the proposal.

**Items 5(a) through (c)**, three proposals amending Capital One's Restated Certificate of Incorporation to remove supermajority voting standards applicable to certain actions, will each be approved if at least 80% of the shares of common stock outstanding vote in favor of the proposal, as described more specifically in each of the three parts of Item 5. For Item 5(c), the vote must also represent at least 80% of the voting power of the then outstanding common stock not owned directly or indirectly by any Interested Stockholder or any Affiliate of any Interested Stockholder (as defined in the Restated Certificate of Incorporation), as determined by the Board of Directors pursuant to the Restated Certificate of Incorporation. Approval of any one of the three parts of Item 5 is not conditioned upon approval of the other parts.

**Item 6**, the stockholder proposal, will be approved if a majority of votes cast on the proposal are voted in favor of the proposal.

As described under "How do I vote?" on page 2, under NYSE rules, if you hold your shares in street name and you do not submit voting instructions to the broker, bank, trust or other nominee that holds your shares, the firm will only have discretionary authority to vote your shares with respect to Item 2. If you do not submit voting instructions, the firm that holds your shares will not have discretion to vote your shares with respect to Items 1, 3, 4, 5 and 6. Abstentions and broker non-votes are not considered "votes cast" and thus do not have an effect on the outcome of the vote as to Items 1, 2, 3, 4 and 6. With respect to Item 5, abstentions and broker non-votes will have the same effect as a vote against the proposal.

## SECTION II – CORPORATE GOVERNANCE AT CAPITAL ONE

### Corporate Governance Principles and Code of Business Conduct and Ethics

Capital One is dedicated to strong and effective corporate governance principles and practices. The Board of Directors has adopted Corporate Governance Principles to formalize the Board's governance practices and to provide its view of effective governance. Our Corporate Governance Principles embody many of our long-standing practices, policies and procedures, which collectively form a corporate governance framework that promotes the long-term interests of our shareholders, ensures responsible decision-making and accountability, and fosters a culture that allows our Board and management to pursue Capital One's strategic objectives. The Board reviews and periodically updates these principles and practices as legal, regulatory, and best practice developments evolve.

The Board has also adopted Capital One's Code of Business Conduct and Ethics (the "Code of Conduct"), which applies to Capital One directors and associates, including Capital One's Chief Executive Officer ("CEO"), Chief Financial Officer, Principal Accounting Officer and other persons performing similar functions. The Code of Conduct reflects Capital One's commitment to honesty, fair dealing and integrity and guides the ethical actions and working relationships of Capital One's directors, officers and associates with investors, current and potential customers, fellow associates, competitors, governmental entities, the media and other third parties with whom Capital One has contact.

The Board of Directors believes that these policies, principles and practices are vital to the future success and growth of Capital One and create a foundation for the ethical and effective functioning of the Board of Directors, its Committees and Capital One as a whole. They are also critical to preserving the trust of our stakeholders, including stockholders, associates, customers, suppliers, governmental entities and the general public. Capital One's Corporate Governance Principles and the Code of Conduct, each as amended from time to time, are available free of charge on the Corporate Governance page of Capital One's Internet site at www.capitalone.com under "About Us/Investors." Capital One will disclose on its website any amendment to the Code of Conduct or any waiver under the Code of Conduct granted to any of its directors or executive officers.

### Board Structure and Committee Composition

The Board of Directors oversees Capital One's business and directs its management. The Board of Directors does not involve itself with the day-to-day operations and implementation of Capital One's business. Instead, the Board of Directors meets periodically with management to review Capital One's performance, risks and business strategy. Directors also regularly consult with management outside of formal meetings to keep themselves informed about Capital One's progress.

The Board of Directors met twelve times during 2013. Each incumbent director attended at least 75% of the aggregate of the meetings of the Board of Directors and the committees occurring during the year while they were members. In accordance with our Corporate Governance Principles and New York Stock Exchange Listing requirements, the Board has executive sessions of non-management directors without senior management on a regularly scheduled basis and no less than two times per year. In addition, at least one executive session of only independent directors without senior management is held annually. In 2013, the Board met these requirements and the number of times non-management directors held executive sessions without senior management present exceeded the standard set forth in the Corporate Governance Principles. During these executive sessions, the non-management directors or independent directors, as the case may be, have complete access to such members of the Company's senior executive management as they may request, including the Chief Financial Officer, General Counsel, Chief Risk Officer, Chief Internal Auditor, Chief Credit Review Officer and Chief Compliance Officer.

Capital One expects all of its directors to attend the Annual Meeting. In 2013, the ten directors who were continuing service after the Annual Meeting were present at the meeting.

***Leadership Structure of the Board of Directors***

Our Board has carefully considered the critical issue of Board leadership and believes that the leadership structure must be considered in the context of Capital One's specific circumstances, culture, strategic objectives and challenges. The diverse backgrounds and experiences of our directors provide the Board with broad perspectives from which to determine the leadership structure that is best for Capital One and the long-term interests of Capital One's shareholders and other stakeholders. Our Corporate Governance Principles allow the roles of Chair and CEO to be filled by the same or different individuals, a policy which appropriately provides the Board with the flexibility to determine Capital One's current leadership structure.

Mr. Fairbank founded Capital One and has served as CEO since shortly before Capital One's initial public offering in late 1994 and Chair since early 1995. Given Mr. Fairbank's role in the formation and growth of Capital One, the Board strongly believes that it is in the Company's best interest to have him serve as the Chair and CEO, particularly given the Board's recognition and implementation of strong independent leadership on the Board through an active and empowered Lead Independent Director and independent Board committee structure. Importantly, the Corporate Governance Principles provide for a Lead Independent Director who supports the Board in assuring effective governance in managing the affairs of the Board and Capital One. The Lead Independent Director is elected annually by the independent directors and is currently Ms. Hackett. The Lead Independent Director performs the following responsibilities:

With respect to executive sessions:

- organizes and presides over executive sessions;
- sets the agendas for and leads executive sessions; and
- is responsible for soliciting feedback for and engaging the Chief Executive Officer on executive sessions;

With respect to Board meetings and agendas:

- presides at all meetings of the Board at which the Chair of the Board is not present;
- has the authority to call meetings of the independent directors;
- approves meeting agendas for the Board;
- approves information sent to the Board; and
- approves meeting schedules and works with the Chair of the Board and Committee chairpersons to assure that there is sufficient time for discussion of all agenda items;

With respect to other responsibilities related to the independent directors:

- facilitates discussion among the independent directors on key issues and concerns outside of Board meetings;
- serves as liaison between the Chair of the Board and the independent directors;
- facilitates teamwork and communication among the independent directors; and
- in a crisis, calls together the independent directors to establish appropriate Board leadership responsibility; and

With respect to performance assessments:

- leads the performance assessment of the Chief Executive Officer;
- facilitates the Board's engagement with the Chief Executive Officer and Chief Executive Officer succession planning; and
- leads the Board's self-assessment and recommendations for improvement, if any.

In addition, if requested by major stockholders, the Lead Independent Director ensures that he or she is available for consultation and direct communication.

The Board of Directors has four standing Committees: Audit, Risk, Compensation, and Governance and Nominating. Each of the Audit, Compensation, and Governance and Nominating Committees is composed solely of independent directors and has a separate independent chair. The Risk Committee is led by an independent chair. Detailed information on each Committee is contained below under "Committees of the Board of Directors."

We believe that our existing Board leadership structure provides the most effective governance framework that allows our company to benefit from Mr. Fairbank's knowledge and leadership while appropriately maintaining strong independent and effective oversight of our business and affairs as demonstrated by our empowered Lead Independent Director, independent key committees that oversee the Company's operations, risks, performance and business strategy, experienced and committed directors, and frequent executive sessions without management in attendance. This structure demonstrates for our associates, customers, stockholders, investors, regulators and other stakeholders that Capital One's Board of Directors is committed to engaged, independent leadership and performance of its responsibilities. The Board of Directors believes that combining the Chair and Chief Executive Officer positions takes advantage of the talent and knowledge of Mr. Fairbank as the founder of Capital One and effectively combines the responsibilities for strategy development and execution with management of day-to-day operations. It also reduces the potential for confusion or duplication of efforts and provides clear leadership for Capital One. The Board of Directors believes that the combination of the Chair and the Chief Executive Officer roles, together with its strong governance practices, including its supermajority of independent directors and its clearly defined Lead Independent Director responsibilities, provides an appropriate balance among strategy development, operational execution and independent oversight of Capital One.

***Board's Role in Succession Planning***

The Board is responsible for ensuring that a succession plan for the Chief Executive Officer exists. The succession plan is reviewed annually by the Board. Each year, as part of its succession planning process, the Board reviews the senior executive team's experience, skills, competencies and potential to assess which executives possess or have the ability to develop the attributes that the Board believes necessary to lead and achieve the Company's goals. Among other steps taken to promote this process, the two levels of executives below the Chief Executive Officer, which include all of the Chief Executive Officer's direct reports, often attend Board meetings and present to the Board, providing the Board numerous opportunities to interact with our senior management and assess their leadership capabilities. There is also available, on a continuing basis, the Chief Executive Officer's recommendation as to a successor should the Chief Executive Officer become unexpectedly unable to serve. The Board also reviews the Chief Executive Officer's successor recommendations on an annual basis.

***Board's Role in Risk Oversight***

The Board of Directors believes that effective risk management and control processes are critical to Capital One's safety and soundness, our ability to predict and manage the challenges that Capital One and the financial services industry face and, ultimately, Capital One's long-term corporate success. Management is responsible for implementing Capital One's risk assessment and management functions and for reporting to the Board of Directors with respect to the management of risk. The Board of Directors, in turn, both directly and through its committees, is responsible for overseeing management's risk functions. In an effort to heighten Capital One's risk management focus, as well as effectively respond to regulatory expectations, management enhanced its enterprise-wide risk management framework in 2013, which included a redesign of our risk appetite statements and metrics. The Board approves the Company's strategic direction and overall risk appetite. The enterprise-wide risk management framework defines the Board's appetite for risk taking and enables senior management to understand, manage and report on risk. The risk management framework is implemented enterprise wide and includes all eight risk categories: Strategic, Legal, Market, Liquidity, Operational, Reputation, Compliance and Credit. Management has worked to develop risk appetite statements with accompanying metrics which are meaningful to the organization and reflect the aggregate level and types of risk Capital One is willing to accept in order to achieve its business objectives, clarifying both risks the Company is actively taking and risks that are purposely avoided.

The Risk Committee oversees Capital One's enterprise-wide risk management framework, including policies and practices established by management to identify, assess, measure and manage key risks facing Capital One across the eight risk categories identified above, as set forth in its charter. In addition, the Risk Committee oversees management's specific responsibilities with respect to identification and management of, and planning for, Capital One's market, liquidity, operational and credit risks. The Audit Committee is responsible for risk oversight with respect to compliance by Capital One with legal and regulatory requirements. In addition, the Audit Committee reviews and discusses generally the policies and practices that govern the processes by which key risk exposures are identified, assessed, managed and controlled on an enterprise-wide basis and meets jointly with the Risk Committee to assess Capital One's enterprise-wide risk management framework. The Risk Committee oversees that the Chief Risk Officer, and other members of management, as applicable, review with the Compensation Committee the risks that Capital One's incentive compensation programs, such as its senior executive, corporate incentive and other material incentive compensation programs, may pose as more fully described below under "Risk Assessment of Compensation Policies and Practices."

The Chief Risk Officer, Chief Financial Officer, Chief Internal Auditor, Chief Credit Review Officer and General Counsel each meet with, or provide reports to, Capital One's Risk Committee at least once per quarter as well as separately with the Risk Committee throughout the year on a periodic basis without other members of management present. The Risk Committee also meets on a periodic basis with the Chief Compliance Officer without other members of management present. The Chief Risk Officer also meets at least annually with the full Board of Directors to review the Company's enterprise risk profile. In addition, the Audit Committee meets on a periodic basis with the Chief Compliance Officer and meets at least quarterly with the Chief Financial Officer to discuss Capital One's financial results and financial forecasts. Throughout the year, strategic presentations and line of business updates to the Board of Directors or its Committees typically include reports on risk management.

Corporate Audit Services provides independent and objective assurance services and advice and counsel regarding risk management and control practices to provide that risk management, internal controls and governance systems are adequate and functioning on a consistent and reliable basis. The Chief Internal Auditor reports organizationally to the Audit Committee of the Board of Directors, which has the authority to hire and compensate the Chief Internal Auditor and to terminate his or her employment. The Chief Credit Review Officer reports organizationally to the Risk Committee of the Board of Directors, which has the authority to hire and compensate the Chief Credit Review Officer and to terminate his or her employment.

***Risk Assessment of Compensation Policies and Practices***

The Compensation Committee actively oversees all of our compensation policies and practices, including our incentive compensation policies and practices, to monitor that such policies and practices encourage balanced risk-taking, are compatible with effective controls and risk management and align with our business strategy. In 2013, the Company continued to participate in the horizontal review of incentive compensation practices that the Federal Reserve Board began in 2010 with respect to the incentive compensation practices at 25 large banking organizations. The purpose of the review has been to assess the incentive compensation practices at these organizations and their compliance with the interagency guidance on sound incentive compensation practices issued by the Federal Reserve Board and other bank regulators in June 2010. We believe that the Compensation Committee's active oversight, together with the Company's interactions and discussions with its regulators, has further enhanced the Company's risk management and control processes with respect to incentive compensation at the Company. In January 2012, the Compensation Committee adopted an Incentive Compensation Governance Policy applicable to all Company employees that governs incentive compensation decisions and provides the framework for oversight of the design of incentive compensation programs, which it reviews and re-approves annually. In the context of setting executive compensation, the Compensation Committee assessed each of the named executive officers against one or more performance objectives specifically designed to evaluate the degree to which the executive balanced risks inherent in his or her role and also implemented additional risk-balancing features for certain equity awards, as described in more detail in the "Compensation Discussion and Analysis" beginning on page 31.

The Compensation Committee reviews the Company's named executive officer and other senior executive compensation programs as well as any other material incentive compensation programs. During the course of these reviews, the Compensation Committee discusses the Company's most significant risks, including the Company's status with respect to managing those risks and the relationship of those risks to applicable compensation programs. The review includes discussion and analysis of risk-balancing features embedded in these incentive compensation programs and other actions taken by the Company designed to achieve conformance with regulatory guidance and appropriately balance risk. The Compensation Committee also discusses these programs with the Company's Chief Risk Officer, Chief Human Resources Officer and the Compensation Committee's independent compensation consultant, as appropriate. Based on these discussions, the Compensation Committee believes that these compensation programs are consistent with safety and soundness and operate in a manner that appropriately balances risk.

## Director Independence

The Board of Directors has assessed whether each of its non-management members is "independent" under Capital One's Director Independence Standards. These standards, which have been adopted by the Board of Directors as part of Capital One's Corporate Governance Principles, reflect, among other things, the director independence requirements set forth in the listing standards of the NYSE and other applicable legal and regulatory rules, and describe certain relationships that the Board has determined to be immaterial for purposes of determining director independence. As noted above, Capital One's Corporate Governance Principles, including the Director Independence Standards, are available on the Corporate Governance page of Capital One's Internet site at www.capitalone.com under "About Us/Investors." The Board of Directors has determined that each of Mr. Gross, Ms. Hackett, Mr. Hay, Mr. Jenkins, Mr. Raskind, Mr. Shattuck, Mr. Warner and Ms. West is independent under these standards. The Board of Directors previously determined that Mr. W. Ronald Dietz, who served on the Board until he passed away on March 21, 2013, was an independent director.

## Related Person Transactions

Capital One's policies and procedures for the review, approval or ratification of related person transactions are set forth in the charter of the Governance and Nominating Committee, Capital One's Code of Conduct and internal written procedures. The charter of the Governance and Nominating Committee requires the Committee to review on an annual basis any transactions involving Capital One and any of its directors, executive officers or their immediate family members and, as appropriate, to consider potential conflicts of interest or the appearance of potential conflicts of interest, as well as issues relating to director independence. The Governance and Nominating Committee performs this review each year based on the information provided by each director and executive officer on an annual questionnaire and through a review of Capital One's internal systems for payments or other transactions that could indicate the presence of a related person transaction. In developing its assessment and recommendation regarding related person transactions to the Board of Directors, the Governance and Nominating Committee relies upon criteria set forth in the Code of Conduct to evaluate activities or relationships that may create a conflict of interest, including potential related person transactions. In addition to specific prohibitions, these criteria include the extent to which the proposed relationship would be authorized and permitted (or prohibited) by Capital One policies, as well as the potential perspective of third parties regarding such relationships.

Internal written procedures require that any potential conflict of interest, including related person transactions involving any of Capital One's directors or executive officers, be reviewed by the General Counsel (in the case of a director) and by either the General Counsel or Chief Human Resources Officer (in the case of an executive officer). If the reviewer believes that such relationship could create a conflict of interest or require disclosure as a related person transaction, a second review is conducted by the disinterested members of the Governance and Nominating Committee (in the case of a director) or by the Chief Executive Officer (in the case of other executive officers).

From time to time in the ordinary course of its business, Capital One issues loans to directors, executive officers and/or nominees for director, or to a director's, executive officer's or director nominee's immediate family member, including persons sharing the household of such director, executive officer or director nominee (other than a tenant or employee). Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company and do not involve more than the normal risk of collectability or present other unfavorable features.

As of June 2013, Mr. Leroy has ceased to serve as Executive Chairman and Chief Executive Officer of a company in which Mr. Leroy holds approximately 17% equity interest (assuming full vesting and conversion of all of his equity interests) based upon information provided by Mr. Leroy to Capital One for 2013. Such company, through a majority owned subsidiary, receives payments from other companies that provide and are expected to continue to provide certain services to Capital One, which payments are based on the extent of Capital One's dealings with such other companies. In 2013, the amount of payments received by such companies that were attributable to Capital One's business was approximately $1.39 million. These dealings are continuing in 2014, although Capital One does not have information on the amounts to date that are attributable to its business.

***Committees of the Board of Directors***

In order to assist it in fulfilling its functions, the Board of Directors conducts business through four Committees: the Audit Committee, the Risk Committee, the Compensation Committee and the Governance and Nominating Committee. In May 2013, the Board of Directors re-organized its Committee structure. The Board of Directors restructured its Audit and Risk Committee into two separate Committees, which are the current Audit Committee and Risk Committee, and also disbanded its Finance and Trust Oversight Committee. The responsibilities of the former Finance and Trust Oversight Committee were redistributed to the current Audit Committee, Risk Committee and the Board of Directors, as appropriate. Pursuant to Capital One's Corporate Governance Principles and applicable law, the Audit, Compensation, and Governance and Nominating Committees are comprised solely of independent directors, and the Audit and Compensation Committees are comprised solely of directors who satisfy the NYSE's heightened independence requirements for audit and compensation committee members, respectively. The Chair of each Committee determines the frequency, length and agenda of meetings for his or her Committee in accordance with such Committee's charter, in consultation with other members of the Committee and with appropriate members of management, and establishes an annual calendar of topics for consideration by the Committee. The Chair of each Committee may also seek comments on key issues from other directors who are not part of the Committee and reports Committee activities to the full Board of Directors. In January 2014, each of Audit, Risk, Compensation, and Governance and Nominating Committees and the Board of Directors approved the respective Committee's charter. Copies of the charter of each Committee are available free of charge on the Corporate Governance page of Capital One's Internet site at www.capitalone.com under "About Us/Investors." Below is a description of each Committee.

***Audit Committee***

Description

The Audit Committee assists the Board of Directors with overseeing Capital One's accounting, financial reporting and internal controls, including the responsibilities set forth below.

Key Responsibilities

- Monitor the integrity of Capital One's financial statements and internal controls;
- Review both the acceptability and quality of major changes to the Company's accounting principles and practices as suggested by the independent auditor, Chief Internal Auditor or management, and be responsible for the resolution of any disagreements between management and the independent auditor regarding financial reporting issues;
- Monitor Capital One's compliance with legal and regulatory requirements;
- Review and discuss generally the policies and practices that govern the processes by which key risk exposures are identified, assessed, managed and controlled on an enterprise-wide basis;
- Review and discuss with management their assessment of the effectiveness of the Company's disclosure controls and procedures and whether any changes are necessary in light of such assessment;
- Oversee the establishment of and monitor procedures for: (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting control or auditing matters; and (ii) the confidential, anonymous submission by the employees of the Company of concerns regarding accounting or auditing matters;
- Recommend to the Board whether to include the audited financial statements in the Corporation's Form 10-K;
- Review the qualifications, independence and performance of Capital One's independent auditor;

- Appoint, compensate, retain and oversee Capital One's independent auditor; and
- Assess the performance of Capital One's Chief Internal Auditor.

The Committee may delegate authority for certain responsibilities to subcommittees or members of management as the Committee deems appropriate and as permitted by law.

Financial Expert

Although other members of the Audit Committee may qualify as "audit committee financial experts" under the Sarbanes-Oxley Act of 2002 and the rules of the SEC and the NYSE promulgated thereunder, the Board of Directors has designated Mr. Raskind and Mr. Warner as its "audit committee financial experts."

Service

No member of the Audit Committee simultaneously serves on the audit committees of more than three public companies, including that of Capital One. For a part of 2013, Mr. Gross served on the audit committees of three public companies in addition to serving on Capital One's Audit and Risk Committee. However, Mr. Gross is no longer a member of Capital One's Audit Committee since the Committee restructuring in May 2013. The Board of Directors has determined, in accordance with NYSE rules, that Mr. Gross' simultaneous service did not impair his ability to effectively serve on Capital One's Audit and Risk Committee.

2013 Meetings

During 2013, the Audit Committee met five times since June 2013.

During 2013, the former Audit and Risk Committee met five times prior to the Committee's restructuring in May 2013.

***Risk Committee***

Description

The Risk Committee assists the Board of Directors with overseeing Capital One's risk assessment and management processes, including the responsibilities set forth below.

Key Responsibilities

- Monitor the processes by which management assesses and manages risk;
- Monitor Capital One's enterprise-wide risk management framework, including policies and practices established by management to identify, assess, measure and manage key risks facing Capital One across all of Capital One's eight risk categories: strategic, compliance, operational, reputation, legal, credit, market, and liquidity risk;
- Review Capital One's capital adequacy, including compliance with legal, regulatory and supervisory requirements;
- Discuss with management the enterprise's risk appetite and tolerance and recommend to the Board the statement of risk appetite and tolerance to be communicated throughout the Company;
- Review and approve annually the credit review plans and policies, and any significant changes to such plans, as appropriate;
- Annually review and recommend to the Board the Company's liquidity risk tolerance, taking into account the Company's capital structure, risk profile, complexity, activities, size and other appropriate risk-related factors as the Committee may determine in its judgment, and at least semi-annually review information from management regarding adherence to the established liquidity risk tolerance;
- Assess the performance of Capital One's Chief Credit Review Officer; and
- Oversee management's specific responsibilities with respect to identification and management of, and planning for, the Company's market risk, liquidity risk, operational risk and credit risk.

The Committee may delegate authority for certain responsibilities to subcommittees or members of management as the Committee deems appropriate and as permitted by law. The Audit Committee is responsible for risk oversight with respect to compliance by Capital One with legal and regulatory requirements. In furtherance of its responsibility for oversight of Capital One's enterprise-wide risk management framework, the Risk Committee coordinates with the Audit Committee to provide risk oversight with respect to compliance by Capital One with legal and regulatory requirements.

2013 Meetings

During 2013, the Risk Committee met seven times since June 2013.

During 2013, the former Audit and Risk Committee met five times prior to the Committee's restructuring in May 2013.

***Governance and Nominating Committee***

Description

The Governance and Nominating Committee assists the Board of Directors with respect to a variety of corporate governance matters and practices, including the responsibilities set forth below.

Key Responsibilities

- Advise the Board of Directors on its organization, membership and function;
- Identify and recommend director nominees and the structure and membership of each Committee of the Board;
- Advise and recommend action on corporate governance matters applicable to Capital One;
- Develop and recommend to the Board a set of corporate governance principles applicable to the Company and periodically review and reassess the adequacy of such corporate governance principles and recommend any proposed changes to the Board for approval;
- Review on an annual basis any transactions involving the Company and any director or executive officer or immediate family member thereof and, as appropriate, consider potential conflicts of interest or the appearance thereof and issues relating to director independence;
- Advise the Board of Directors on the frequency of the Company's advisory vote on executive compensation; and
- Oversee the Board's and the Chief Executive Officer's annual evaluation processes and provide that the directors engage in periodic discussions to plan for the Chief Executive Officer's succession, as described in more detail in Capital One's Corporate Governance Principles.

The Committee may delegate authority for certain responsibilities to subcommittees or members of management as the Committee deems appropriate and as permitted by law.

2013 Meetings

During 2013, the Governance and Nominating Committee met six times.

***Compensation Committee***

Description

The Compensation Committee assists the Board of Directors with respect to the compensation programs and benefit plans for the directors, the Chief Executive Officer, the other executive officers and other employees; the annual Committee report and Capital One's Compensation Discussion and Analysis; the election of officers and the hiring or promotion of senior executives; and such other responsibilities and activities as may be required by law or regulation, including the responsibilities set forth below.

Key Responsibilities

- Recommend to the Board annually officers for election or re-election or the manner in which such officers will be chosen;
- Evaluate, approve and recommend to the independent directors the Chief Executive Officer's compensation, including any salary, incentive awards, perquisites and termination arrangements, in light of the Committee's assessment of his performance and anticipated contributions with respect to the Company's strategy and objectives;

- Review, approve and recommend the salary levels, incentive awards, perquisites and termination arrangements for executive officers, other than the Chief Executive Officer, to the independent directors and the hiring or promotion of such executive officers to the Board;
- Review and approve the Company's goals and objectives relevant to compensation, oversee the Company's policies and programs relating to compensation and benefits available to executive officers to ensure that they align with such goals and objectives, and review relevant market data in establishing compensation and benefits programs;
- Oversee incentive compensation programs for executive officers and others who can expose the Company to material risk to ensure such programs are designed and operated in a manner that achieves balance and is consistent with safety and soundness;
- Review data and analyses to allow an assessment of whether the design and operation of incentive compensation programs is consistent with the Company's safety and soundness as provided under applicable regulatory guidance;
- Administer Capital One's 2004 Stock Incentive Plan, 2002 Associate Stock Purchase Plan and other employee benefit plans;
- Review periodically and recommend director compensation to the Board; and
- Recommend the inclusion of the Compensation Discussion and Analysis in our annual proxy statement or our Annual Report on Form 10-K.

The independent directors of the Board may meet concurrently with the Compensation Committee, as appropriate, to review and approve compensation for the Chief Executive Officer and other executive officers.

The Committee may also delegate authority for certain responsibilities to subcommittees or members of management as the Committee deems appropriate and as permitted by law and applicable plan documents.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Ms. Hackett and Messrs. Shattuck, Gross, Hay and Jenkins. No interlocking relationship exists between any member of Capital One's Board of Directors or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No director who served on the Compensation Committee during 2013 is or was formerly an officer or an employee of Capital One.

Compensation Committee Consultant

The Compensation Committee has the authority to retain and terminate legal counsel and other consultants and to approve such consultants' fees and other retention terms. The Committee has retained the services of Frederic W. Cook & Co., Inc., an independent executive compensation consulting firm ("F.W. Cook"). F.W. Cook reports to the Chair of the Committee, and its engagement may be terminated by the Committee at any time.

The Committee determines the scope and nature of F.W. Cook's assignments. In 2013, F.W. Cook:

- Provided to the Committee independent competitive market data and advice related to the compensation for the Chief Executive Officer, the other executive officers and the directors, including the development of a group of comparator companies for purposes of competitive analysis;
- Reviewed for the Committee management-provided market data and recommendations on the design of compensation programs for senior executives other than the Chief Executive Officer;
- Reviewed for the Committee Capital One's executive compensation levels, performance and the design of incentive programs;
- Reviewed the compensation program for Capital One's directors and provided competitive compensation data and director compensation program recommendations to the Committee for review; and
- Provided information to the Committee on executive and director compensation trends and analyses of the implications of such trends for Capital One.

Consultants from F.W. Cook generally attend Committee meetings and executive sessions upon the Chair of the Committee's request, including meetings held jointly with the independent directors to review or approve the compensation for the Chief Executive Officer and the other executive officers, to provide an independent perspective regarding such compensation practices.

The services provided by F.W. Cook are limited in scope as described above. F.W. Cook does not provide any services to the Company or its management other than the services provided to the Compensation Committee as described above. The Compensation Committee has considered factors relevant to F.W. Cook's independence from management under SEC rules and has determined that F.W. Cook is independent from management.

2013 Meetings

During 2013, the Compensation Committee met six times.

## Committee Membership

The table below provides a summary of the Board's current Committee structure, membership and related information. As a management director, Richard D. Fairbank is not a member of any Board Committee.

Chair Member Audit Committee Financial Expert

| | Audit Committee | Compensation Committee | Risk Committee | Governance and Nominating Committee |
|---|---|---|---|---|
| Patrick W. Gross | | Member | Member | Member |
| Ann Fritz Hackett | | Member | Member | Chair |
| Lewis Hay, III | | Member | Member | Member |
| Benjamin P. Jenkins, III | Member | Member | | |
| Pierre E. Leroy | | | Member | |
| Peter E. Raskind | Member, Audit Committee Financial Expert | | Chair | |
| Mayo A. Shattuck III | | Chair | | Member |
| Bradford H. Warner | Chair, Audit Committee Financial Expert | | Member | |
| Catherine G. West | Member | | Member | |

## How to Contact the Board of Directors and the Lead Independent Director

Interested parties may make their concerns known to the Board of Directors or independent directors as a group by contacting the Lead Independent Director, Ms. Ann Fritz Hackett, care of the Corporate Secretary, at the address below:

**Lead Independent Director**
**Board of Directors**
**c/o Corporate Secretary's Office**
**Capital One Financial Corporation**
**1680 Capital One Drive**
**McLean, Virginia 22102**

Communications may also be sent to individual directors at the same address.

The Corporate Secretary reviews all communications sent to the Board of Directors, Committees or individual directors and forwards all substantive communications to the appropriate parties. Communications to the Board of Directors, the independent directors or any individual director that relate to Capital One's accounting, internal accounting controls or auditing matters are referred to the Chair of the Audit Committee and Capital One's Chief Internal Auditor. Other communications are referred to the Lead Independent Director, the Chair of the appropriate Committee and/or the specified director, as applicable.

## Director Nomination Process

The Governance and Nominating Committee considers and makes recommendations to the Board of Directors concerning nominees to create or fill open positions within the Board. Stockholders may propose nominees for consideration by the Committee by submitting the names and other relevant information as required by Capital One's Amended and Restated Bylaws (the "Bylaws") to the Corporate Secretary at the address set forth on the Notice of Annual Stockholder Meeting. Capital One's Amended and Restated Corporate Governance Principles also require that a copy of the information provided to the Corporate Secretary relating to the proposed nominee must be delivered to the Chair of the Governance and Nominating Committee.

Director candidates, other than current directors, may be interviewed by the Chair of the Governance and Nominating Committee, other directors, the Chief Executive Officer and/or other members of senior management. The Committee considers the criteria described below, as well as the results of interviews and any background checks the Committee deems appropriate, in making its recommendation to the Board of Directors. The Committee also considers current directors for re-nomination in light of the criteria described below and their past and potential contributions to the Board of Directors.

### *Consideration of Director Nominees*

All director candidates, including incumbent directors and those recommended by stockholders, are evaluated using the same criteria. These criteria are as follows:

- Candidates should possess a strong educational background, substantial tenure and breadth of experience in leadership capacities, and business and financial acumen;
- Candidates may also be selected for their background relevant to Capital One's business strategy, their understanding of the intricacies of a public company, their international business background and their experience in risk management; and
- Other relevant criteria may include a reputation for high personal and professional ethics, integrity and honesty, good character and judgment, the ability to be an independent thinker and diversity along a variety of dimensions, including the candidate's professional and personal experience, background, perspective and viewpoint.

The Governance and Nominating Committee and the Board of Directors believe that diversity along multiple dimensions, including opinions, skills, perspectives, personal and professional experiences and other differentiating characteristics, is an important element of its nomination recommendations. The Board of Directors considers each nominee in the context of the Board as a whole, with the objective of assembling a Board that can best maintain the success of Capital One's business. Although the Board of Directors does not have a formal diversity policy, the Governance and Nominating Committee and the Board periodically review the Board's membership in light of Capital One's business model and strategic objectives, consider whether the directors possess the requisite skills, experience and perspectives to oversee the Company in achieving those goals, and may seek additional directors from time to time as a result of its considerations.

Capital One's Corporate Governance Principles provide that a director shall not be eligible for election to the Board upon reaching the age of 70. The Board may waive this requirement if it deems that it is in the best interests of the Company and its stockholders to issue a waiver.

In 2013, Capital One contracted with a third-party director search firm to identify, evaluate and verify references for potential director candidates and with a third-party to perform various background verification services for director candidates, including those related to federal and state criminal background checks, employment and education verification and credit reporting.

## Information about our Directors and Executive Officers

Each director who is nominated for election at the Annual Meeting and each of Capital One's executive officers is listed below with a brief description of his or her business experience.

## Directors

All of our directors have demonstrated business acumen, the ability to exercise sound judgment and a commitment of service to Capital One and the Board of Directors. Our directors also bring to our Board of Directors a wealth of executive leadership experience derived from their service as executives and, in many cases, chief executive officers, of large corporations. We also believe that all of our directors have a reputation for integrity, honesty and adherence to high ethical standards.

Individually and as a whole, our directors demonstrate the high degree of engagement and possess the necessary skills and qualifications to provide effective oversight of Capital One's business and management. Our Board includes seven directors who have experience in the banking and financial services industry, most as former executives of financial institutions; five directors with risk management experience; eight directors with commercial or consumer-facing business backgrounds; and six directors who serve or have served as chief executive officers. In addition, the Board of Directors is composed of directors with a variety of tenures, ranging from one independent director who has served on the Board from the time Capital One became a public company to two new independent directors added within the past year, reflecting a diversity of perspectives that creates an effective balance between directors who have direct experience with Capital One's operations, history and business cycles and directors with fresh perspectives. Accordingly, we believe the Board possesses the appropriate combination of skills and qualifications, independence, knowledge of Capital One and its industry, and business acumen that enables it to operate as an engaged and effective Board.

Set forth below is each director's biographical information and a description of the nature of each director's experience that the Board of Directors believes supports his or her continuing service as a director.

***Richard D. Fairbank, 63***
***Chair, Chief Executive Officer and President***

Mr. Fairbank is founder, Chair, Chief Executive Officer and President of Capital One Financial Corporation. Mr. Fairbank also serves as Chair of Capital One Bank (USA), National Association and Capital One, National Association.

Mr. Fairbank has been Chair of Capital One since February 1995. Mr. Fairbank was appointed and served as the Fifth Federal Reserve District's representative on the Federal Advisory Council from January 2010 until December 2012. As a member of the Council, he conferred periodically with the Board of Governors of the Federal Reserve System on business conditions and issues related to the banking industry. Mr. Fairbank also served on MasterCard International's Global Board of Directors from February 2004 until May 2006 and, prior to that, as Chairman of MasterCard's U.S. Region Board.

Mr. Fairbank's experience in leading the business as founder and Chief Executive Officer of Capital One, his responsibilities for the strategic direction and management of Capital One's day-to-day operations and his former roles with the Federal Advisory Council and MasterCard International bring broad industry and specific institutional knowledge and experience to the Board of Directors.

***Patrick W. Gross, 69***
***Director***

Mr. Gross is Chairman of The Lovell Group, a private business and technology advisory and investment firm he founded in 2002 to work with private venture-funded technology companies on a range of business, management and financial strategies. Prior to his role with Lovell, he was a founder, and served as a principal executive officer from 1970 to 2002, of American Management Systems, Inc. ("AMS"), an information technology, consulting, software development and systems integration firm.

He has been a director of Capital One Financial Corporation since February 1995 and is also a director of Capital One Bank (USA), National Association. He served on the Audit and Risk Committee from March 1995 until the Committee's restructuring in May 2013, the Risk Committee since May 2013, the Compensation Committee since April 2005 and the Governance and Nominating Committee since April 2008.

Mr. Gross is currently a director of the following publicly-held companies: Career Education Corporation, Liquidity Services, Inc., Rosetta Stone, Inc., and Waste Management, Inc. Mr. Gross also served on the board of Taleo Corporation from 2006 to 2012.

Mr. Gross's experience in applying information technology, advanced data analytics and risk management analytics within global financial services firms, as well as his roles in founding and leading AMS and with other public company boards, assists the Board of Directors in overseeing, among other matters, Capital One's entrepreneurial innovations, digital initiatives and information systems.

***Ann Fritz Hackett, 60***
***Director***

Ms. Hackett has been President of Horizon Consulting Group, LLC since she founded the company in 1996. Horizon Consulting Group provides strategic, organizational and human resources advice to clients worldwide. She has worked with boards of directors, chief executive officers and senior executives to identify strategic opportunities and execute solutions during periods of business and financial challenges. Prior to Horizon Consulting, Ms. Hackett was Vice President and Partner of a leading national strategy consulting firm where she served on the Management Committee and, among other assignments, led Human Resources and developed her expertise in managing cultural change, creating performance management processes and a performance-based culture, nurturing leadership talent and planning for executive succession.

Ms. Hackett has been a director of Capital One Financial Corporation since October 27, 2004, and is also a director of Capital One, National Association. She served on the Audit and Risk Committee from October 2004 until the Committee's restructuring in May 2013, the Risk Committee since May 2013, the Governance and Nominating Committee since October 2004 and on the Compensation Committee since April 2005. Ms. Hackett became the Chair of the Governance and Nominating Committee and the Lead Independent Director in April 2007. She is also a director of Fortune Brands Home & Security, Inc. and of Beam, Inc. (formerly Fortune Brands, Inc.). In 2012, Ms. Hackett joined the Tapestry Networks' Lead Director Network, a select group of lead directors who collaborate on matters regarding board leadership.

Ms. Hackett has experience in leading change initiatives, talent management and succession planning and in creating performance management processes and performance-based compensation. She also has experience in corporate governance and risk matters as a result of her participation with public company boards of directors and related governance committees, non-profit boards and consulting engagements. This combination of skills assists the Board of Directors in its discussions on these and other matters.

***Lewis Hay, III, 58***
***Director***

Mr. Hay currently acts as an Operating Advisor for Clayton, Dubilier & Rice, LLC, a private equity investment firm. Mr. Hay served as Executive Chairman of NextEra Energy, Inc. (formerly FPL Group, Inc.), one of the nation's leading electricity-related services companies and the largest renewable energy generator in North America from July 2012 until he retired in December 2013. At NextEra Energy, he served as Chief Executive Officer from June 2001 to July 2012, Chairman from January 2002 to July 2012 and President from June 2001 to December 2006. He also served as Chief Executive Officer of Florida Power & Light Company from January 2002 to July 2008. He joined NextEra Energy in 1999 as Vice President, Finance and Chief Financial Officer and served as President of NextEra Energy Resources, LLC (formerly FPL Energy, LLC) from March 2000 until December 2001.

Mr. Hay has been a director of Capital One Financial Corporation since October 31, 2003, and is also a director of Capital One, National Association. He has served on the Compensation Committee since April 2004, the Risk Committee since May 2013, and the Governance and Nominating Committee since April 2007. He also served on the Finance and Trust Oversight Committee, of which he has served as Chair, from April 2005 until the Committee was disbanded in May 2013. He is also a director of Harris Corporation and of WellPoint, Inc. Mr. Hay is a former chairman of both the Edison Electric Institute, the association of U.S. shareholder-owned electric companies, and the Institute of Nuclear Power Operations. Mr. Hay also served on President Obama's President's Council on Jobs and Competitiveness from February 2011 to February 2013.

Mr. Hay has extensive knowledge of complex strategic, operational, management, regulatory, financial and governance issues faced by a large public company. His background in leading finance and accounting, treasury, credit, investor relations, mergers and acquisitions and information systems functions, as well as his understanding of enterprise risk management, executive compensation and public company governance, provides the Board of Directors with valuable insight on these and other matters.

***Benjamin P. Jenkins, III, 69***
***Director***

Mr. Jenkins served as Senior Advisor, Managing Director, and Vice Chairman for Retail Banking at Morgan Stanley & Co., a financial services firm, from January 2009 to January 2011. Prior to that, he had a 38-year career with Wachovia Corporation (now Wells Fargo & Company), a financial services company, where he was Vice Chairman and President of the General Banking Group. He is credited with advancing the profitability of the General Bank through improvements in customer service and the reduction of customer attrition to industry-leading levels. He and his team were instrumental in the integration of the First Union/Wachovia and Wachovia/SouthTrust mergers, and Mr. Jenkins led the successful expansion of Wachovia's banking network.

Mr. Jenkins has been a director of Capital One Financial Corporation since February 2013 and is also a director of Capital One, National Association. He has served on the Audit Committee since May 2013 and the Compensation Committee since May 2013.

Mr. Jenkins' experience in corporate banking, banking operations, investment banking, and management of customer relationships brings valuable insight to the Board of Directors in overseeing, among other areas, matters critical to Capital One's banking business.

***Pierre E. Leroy, 65***
***Director***

Mr. Leroy served as Executive Chairman from March 2012 and Chief Executive Officer from July 2012 until June 2013 of Vigilant Solutions (formerly Vigilant Video, Inc.), a leading provider of video analytics software and systems. Mr. Leroy retired in 2005 from Deere & Company as President of both the Worldwide Construction & Forestry Division and the Global Parts Division. Deere & Company is a world leader in providing advanced products and services for agriculture, forestry, construction, lawn and turf care, landscaping and irrigation, and also provides financial services worldwide and manufactures and markets engines used in heavy equipment. During his professional career with Deere, Mr. Leroy served in a number of positions in Finance, including Treasurer, Vice-President and Treasurer, and Senior Vice-President and Chief Financial Officer.

Mr. Leroy has been a director of Capital One Financial Corporation since September 1, 2005. Mr. Leroy has served on the Risk Committee since May 2013.

Mr. Leroy has been a director of United Rentals, Inc. since April 2012. He also served on the Boards of Directors of RSC Holdings Inc. and RSC Equipment Rental from 2008 to April 2012 (when RSC was acquired by United Rentals), Beam, Inc. (formerly Fortune Brands, Inc.) from September 2003 to February 2012 and ACCO Brands from August 2005 to April 2009.

Mr. Leroy's experience in capital markets and asset-liability management, as well as leading and managing large complex international marketing, engineering and manufacturing organizations and serving on other public company boards, provides the Board of Directors with valuable insight on these and other matters.

***Peter E. Raskind, 57***
***Director***

Mr. Raskind is the owner of JMB Consulting, LLC, which he established in February 2009 to provide consulting services to financial services firms. In 2011, he served as Interim Chief Executive Officer of the Cleveland Metropolitan School District, and in 2010, he served as Interim Chief Executive Officer of the Cleveland-Cuyahoga County Port Authority. Until its merger with PNC Financial Services Group in December 2008, Mr. Raskind served as Chairman, President and Chief Executive Officer of National City Corporation, one of the largest banks in the United States, where he was appointed as a Director in January 2007 and Chief Executive Officer in July 2007. He also became Chairman of the Board in December 2007. Mr. Raskind joined National City in 2000 as the Manager of the Consumer Finance Division and served in a number of executive positions throughout his tenure. Prior to National City, Mr. Raskind had a 21-year career with U.S. Bancorp/First Bank System and Harris Bank, holding positions of successively greater responsibility in a broad range of disciplines, including cash management services, corporate finance, international banking, corporate trust, retail banking, operations and strategic planning.

Mr. Raskind has been a director of Capital One Financial Corporation since January 31, 2012 and is also a director of Capital One Bank (USA), National Association. He served on the Audit and Risk Committee from January 2013 until the Committee's restructuring in May 2013, and has served on the Audit Committee since May 2013 and as the Chair of the Risk Committee since May 2013. He qualifies as an "audit committee financial expert" under SEC guidelines and was designated an "audit committee financial expert" for Capital One in 2014.

Mr. Raskind served as a director of Omek Interactive, Inc. from January 2012 to June 2013 and United Community Banks, Inc. from May 2011 to January 2012. Mr. Raskind previously served as a director of Visa USA and Visa International, served on the Board of Directors of the Consumer Bankers Association and was a member of the Financial Services Roundtable.

Mr. Raskind is experienced in corporate banking, retail banking, wealth management/trust, mortgage, operations, technology, strategy, asset/liability management, risk management and acquisition integration from his extensive career in banking. He provides the Board with valuable insight on these and other matters.

***Mayo A. Shattuck III, 59***
***Director***

Mr. Shattuck is Chairman of the Board of Chicago-based Exelon Corporation, a Fortune 100 company and the nation's largest competitive energy provider. From March 2012 through February 2013, he served as Executive Chairman of the Board of Exelon. Prior to joining Exelon, he was Chairman, President and Chief Executive Officer of Constellation Energy, a leading supplier of electricity to large commercial and industrial customers, a position he held from 2001 to 2012. Mr. Shattuck was previously at Deutsche Bank, where he served as Chairman of the Board of Deutsche Banc Alex. Brown and, during his tenure, served as Global Head of Investment Banking and Global Head of Private Banking.

Mr. Shattuck has been a director of Capital One Financial Corporation since October 31, 2003 and also serves as a director of Capital One, National Association. He has served on the Compensation Committee since April 2004 and became its Chairman in April 2005. He also served as Chairman of the Finance and Trust Oversight Committee from April 2004 to April 2005 and was a member from December 2003 until the Committee was disbanded in May 2013. Mr. Shattuck has served on the Governance and Nominating Committee since May 2013. Mr. Shattuck is also a director of Gap, Inc. and chairs its Audit and Finance Committee.

Mr. Shattuck's experience in corporate finance, capital markets, risk management and private banking, as well as his experience in leading a large, publicly-held company and serving on other public company boards, provides the Board of Directors with valuable insight on these and other matters.

***Bradford H. Warner, 62***
***Director***

Mr. Warner served in a variety of positions at BankBoston, FleetBoston and Bank of America from 1975 until his retirement in 2004. These positions included President of Premier and Small Business Banking, Executive Vice President of Personal Financial Services, and Vice Chairman of the Investment Services and Consumer Business Group.

Throughout his banking career, Mr. Warner served in leadership roles for many of the major business lines and functional disciplines that constitute commercial banking, including leadership of retail and branch banking, consumer lending (credit cards, mortgage and home equity), student lending and small business; various corporate banking functions, including community banking and capital markets businesses, such as underwriting, trading and sales of domestic and international fixed income securities, foreign exchange and derivatives; international banking businesses in northern Latin America and Mexico; and several investment related businesses, including private banking, asset management and brokerage. He also served on the senior most management policy and governance committees at BankBoston, FleetBoston and Bank of America.

Mr. Warner has been a director of Capital One Financial Corporation since April 24, 2008, and also serves as a director of Capital One Bank (USA), National Association. He was a member of the Audit and Risk and Finance and Trust Oversight Committees from April 2008 until the Committees were restructured in May 2013. Mr. Warner has been a member of the Risk Committee since May 2013 and has served as Chair of the Audit Committee since May 2013. He qualifies as an "audit committee financial expert" under SEC guidelines and was designated an "audit committee financial expert" for Capital One in 2014.

Mr. Warner's experience in a broad range of commercial, consumer, investment and international banking leadership roles, as well as his experience in corporate banking functions, customer relationships and corporate culture change management, brings valuable insight to the Board of Directors in overseeing, among other matters, a broad range of matters critical to Capital One's banking business.

***Catherine G. West, 54***
***Director***

Ms. West joined Promontory Financial Group, a financial services consulting firm, in April 2012 as a Managing Director and then served as a Special Advisor from May 2013 to October 2013, where she focused on internal administrative activities. From March 2011 to April 2012, Ms. West was the Associate Director and Chief Operating Officer of the Consumer Financial Protection Bureau (the "CFPB"), a federal agency tasked with regulating U.S. consumer protection with regard to financial services and products, where she led the start-up of the agency's infrastructure. While at the CFPB, Ms. West also played an integral part in implementing a Consumer Response unit designed to solicit views from consumers regarding their experiences with financial institutions and leverage those views to effect policy change. She was previously the Chief Operating Officer of J.C. Penney from August 2006 to December 2006. From March 2000 to July 2006, Ms. West was an executive officer at Capital One Financial Corporation where she served in roles that included President of the U.S. Card business and Executive Vice President of U.S. Consumer Operations.

Ms. West has been a director of Capital One Financial Corporation since February 2013 and is also a director of Capital One Bank (USA), National Association. She has served on the Audit Committee since May 2013 and the Risk Committee since May 2013.

Ms. West has a multifaceted background in financial services with more than 25 years of experience in financial services operations, regulatory matters and strategy. She has hands-on experience in leveraged buyouts, initial public offerings, and mergers and acquisitions, and has a keen understanding of both business strategy and the regulatory perspective. Ms. West provides the Board with valuable insight on these and other matters.

## Executive Officers

***Robert M. Alexander, 49***
***Chief Information Officer***

Mr. Alexander joined Capital One in April 1998. From April 1998 to May 2007, Mr. Alexander had responsibility at various times for a number of Capital One's lending businesses, including the U.S. consumer credit card and installment loan businesses. Mr. Alexander became Chief Information Officer in May 2007, and in this role he is responsible for overseeing all technology activities for Capital One.

***Jory A. Berson, 43***
***Chief Human Resources Officer***

Mr. Berson joined Capital One in July 1992. From July 1992 to June 2009, Mr. Berson held a variety of roles at Capital One, including President, Financial Services and President, U.S. Card. In June 2009, Mr. Berson became Chief Human Resources Officer, and in this role Mr. Berson is responsible for overseeing Capital One's Human Resources strategy, recruitment efforts and development programs.

***Kevin S. Borgmann, 42***
***Chief Risk Officer***

Mr. Borgmann joined Capital One in August 2001. Since that time he has served in a variety of roles in Capital One's Corporate Strategy, Partnership Finance, Upmarket Acquisitions, Credit Card, Auto Finance and Risk departments, including serving as Senior Vice President with the Credit Card Division from March 2008 until September 2010, President of Capital One Auto Finance from September 2010 until October 2012 and Deputy Chief Risk Officer from October 2012 until January 31, 2013. On January 31, 2013, Mr. Borgmann became Chief Risk Officer, and in this role he is responsible for overseeing Capital One's credit, compliance, operational, market and liquidity, and enterprise risk management functions.

***Stephen S. Crawford, 49***
***Chief Financial Officer***

Mr. Crawford joined Capital One in February 2013 as Chief Financial Officer Designate and served as Capital One's Chief Financial Officer beginning May 24, 2013. Prior to joining Capital One, Mr. Crawford co-founded Centerview Partners, an investment banking and advisory firm, in 2006. Prior to that, Mr. Crawford served in various leadership roles at Morgan Stanley & Co., a financial services firm, including as the Co-President of the firm during 2005, Executive Vice President and Chief Administrative Officer from 2004 to 2005, Executive Vice President and Chief Financial Officer from 2001 to 2004, and Executive Vice President and Chief Strategic Officer from 2000 to 2001.

***John G. Finneran, Jr., 64***
***General Counsel and Corporate Secretary***

Mr. Finneran joined Capital One in September 1994. Since that time, he has served as General Counsel and Corporate Secretary and is responsible for managing Capital One's legal, governmental affairs, corporate governance, regulatory relations and corporate affairs departments. He also manages Capital One's internal audit department for administrative purposes.

***Frank G. LaPrade, III, 47***
***Chief Enterprise Services Officer***
***Chief of Staff to the CEO***

Mr. LaPrade joined Capital One in January 1996. Since that time he has served in various positions, including as Capital One's Deputy General Counsel responsible for managing the company's litigation, employment, intellectual property and transactional practice areas. In 2004, Mr. LaPrade became Chief of Staff to the Chief Executive Officer. In 2010, Mr. LaPrade added responsibilities as Chief Enterprise Services Officer. In that capacity, Mr. LaPrade manages Information Technology, Brand Marketing, Corporate Development, Corporate Real Estate, Digital Banking and Procurement for the company.

***Gary L. Perlin, 62***
***Former Chief Financial Officer***

Mr. Perlin joined Capital One in July 2003 and retired as Capital One's Chief Financial Officer effective May 24, 2013. Mr. Perlin was responsible for Capital One's corporate finance, corporate accounting and reporting, planning and financial risk management, treasury and investor relations functions. Mr. Perlin also served as a director of Capital One, National Association and Capital One Bank (USA), National Association. Mr. Perlin served as a senior advisor to the Chief Executive Officer following his retirement through February 1, 2014.

***Ryan M. Schneider, 44***
***President, Card***

Mr. Schneider joined Capital One in December 2001. From December 2001 to December 2007, Mr. Schneider held a variety of positions within Capital One including Executive Vice President, Auto Finance and Executive Vice President, US Card. Mr. Schneider became President, Card in December 2007, and in this role he is responsible for all of Capital One's consumer and small business credit card lines of business, including those in the United States, the United Kingdom and Canada. Mr. Schneider also serves as a director of Capital One Bank (USA), National Association.

***Michael C. Slocum, 57***
***President, Commercial Banking***

Mr. Slocum joined Capital One in August 2007. From August 2007 to September 2011, Mr. Slocum was Executive Vice President of Capital One's Banking Business, leading the company's Commercial Banking business including asset-based lending, leasing and private banking. Mr. Slocum became President, Commercial Banking in September 2011 and in this role he is responsible for leading multiple broad lines of business, including Commercial Real Estate, Middle Market Banking, Commercial & Specialty Finance and Treasury Services. Before joining Capital One, Mr. Slocum served in various leadership roles at Wachovia Bank (now Wells Fargo & Company), a provider of consumer and commercial financial services, including as the Regional Chief Executive Officer for Northeastern US.

***Jonathan W. Witter, 44***
***President, Retail and Direct Banking***

Mr. Witter joined Capital One in December 2010 as an Executive Vice President in Retail Banking. From September 2011 until February 2012, Mr. Witter served as President, Retail and Small Business Banking. In February 2012, he became President, Retail and Direct Banking and in this role, he provides strategic direction and leadership for the Retail and Direct Banking organization and is responsible for more than 14,000 associates, nearly 1,000 branch and office locations, and 2,200 ATMs in California, Connecticut, Delaware, Louisiana, Maryland, Minnesota, New Jersey, New York, Texas, Virginia, Washington and Washington, D.C. In February 2012, Mr. Witter also became a director of ING Bank, fsb. Prior to joining Capital One, Mr. Witter held various positions, including executive vice president and head of general Bank Distribution at Wachovia, managing director and president of Morgan Stanley Private Bank NA, a global financial services firm, and Chief Operating Officer of Morgan Stanley's Retail Banking Group.

***Sanjiv Yajnik, 57***
***President, Financial Services***

Mr. Yajnik joined Capital One in July 1998. From July 1998 to June 2009, Mr. Yajnik held a number of positions within Capital One's European credit card business, Canadian credit card business and small business services organization. Mr. Yajnik became President, Financial Services in June 2009, and in this role he is responsible for overseeing Capital One's auto finance and home loans businesses. Mr. Yajnik also serves as a director of Capital One, National Association. Prior to joining Capital One, Mr. Yajnik held a broad range of positions, including General Manager at Circuit City Stores (USA), Market Manager at PepsiCo (Canada), and Chief Engineer at Mobil Oil (International).

## SECTION III – SECURITY OWNERSHIP

### Security Ownership of Certain Beneficial Owners

Based on Schedule 13D and 13G filings submitted to the SEC, Capital One is aware of the following beneficial owners of more than 5% of Capital One's outstanding common stock. All percentage calculations are based on the number of shares of common stock issued and outstanding on December 31, 2013, which was 572,675,375.

| Name and Address | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| Dodge & Cox [1]<br>555 California Street, 40th Fl.<br>San Francisco, CA 94104 | 46,807,942 | 8.17% |
| BlackRock, Inc. [2]<br>40 East 52nd Street<br>New York, NY 10022 | 36,170,715 | 6.31% |
| FMR LLC [3]<br>245 Summer Street<br>Boston, MA 02210 | 29,940,583 | 5.22% |

(1) On a Schedule 13G (Amendment No. 10) filed on February 13, 2014, Dodge & Cox reported beneficial ownership of 46,807,942 shares of Capital One's common stock as of December 31, 2013 with sole voting power with respect to 44,105,595 shares and sole dispositive power over all shares beneficially owned.

(2) On a Schedule 13G (Amendment No. 1) filed on January 28, 2014, BlackRock, Inc. reported beneficial ownership of 36,170,715 shares of Capital One's common stock as of December 31, 2013 with sole voting power with respect to 29,703,725 shares and sole dispositive power over all shares beneficially owned.

(3) On a Schedule 13G (Amendment No. 1) filed on February 14, 2014, FMR reported beneficial ownership of 29,940,583 shares of Capital One's common stock as of December 31, 2013 with sole voting power with respect to 3,462,457 shares and sole dispositive power over all shares beneficially owned.

## Security Ownership of Directors and Named Executive Officers

The following table lists the beneficial ownership of Capital One's common stock as of January 31, 2014, by our directors, the named executive officers in this proxy statement and all directors and executive officers as a group.

Except as otherwise indicated below, each director or executive officer had sole voting and investment power for the applicable shares of common stock shown in the table.

| | Amount and Nature of Beneficial Ownership | | | | | |
|---|---|---|---|---|---|---|
| Name | Common and Restricted Stock (1) | Stock that May Be Acquired Within 60 days (2) | Total Beneficial Ownership | Percent of Class | Stock Settled RSUs (3) | Total (4) |
| Richard D. Fairbank | 1,862,428 | 5,775,413 | 7,637,841 | 1.32% | 24,662 | 7,662,503 |
| Stephen S. Crawford | 174,000 | 0 | 174,000 | * | 23,962 | 197,962 |
| Gary L. Perlin | 77,242 | 435,366 | 512,608 | * | 0 | 512,608 |
| Ryan M. Schneider | 154,611 | 240,380 | 394,991 | * | 19,321 | 414,312 |
| John G. Finneran, Jr. | 159,421 | 528,530 | 687,951 | * | 16,855 | 704,806 |
| Jonathan Witter | 77,532 | 34,231 | 111,763 | * | 15,502 | 127,265 |
| Patrick W. Gross | 7,539 | 92,936 | 100,475 | * | 0 | 100,475 |
| Ann Fritz Hackett | 20,656 | 66,732 | 87,388 | * | 0 | 87,388 |
| Lewis Hay, III | 2,728 | 90,137 | 92,865 | * | 0 | 92,865 |
| Benjamin P. Jenkins, III | 2,192 | 3,723 | 5,915 | * | 0 | 5,915 |
| Pierre E. Leroy | 4,900 | 80,458 | 85,358 | * | 0 | 85,358 |
| Peter E. Raskind | 2,000 | 17,732 | 19,732 | * | 0 | 19,732 |
| Mayo A. Shattuck III | 1,589 | 86,813 | 88,402 | * | 0 | 88,402 |
| Bradford H. Warner | 14,640 | 68,229 | 82,869 | * | 0 | 82,869 |
| Catherine G. West | 0 | 3,723 | 3,723 | * | 0 | 3,723 |
| All directors and executive officers as a group (20 persons) | 2,907,029 | 8,449,779 | 11,356,808 | 1.95% | 182,040 | 11,538,848 |

* Less than 1% of the outstanding shares of common stock.

(1) Includes shares of unvested restricted stock that have voting rights but are not transferable until the end of the period of restriction.

(2) This amount includes shares underlying stock options that are exercisable within 60 days after January 31, 2014, and restricted stock units for which delivery of the shares of common stock underlying the stock units is deferred until the director's service with the Board of Directors, or for Mr. Fairbank, his employment with the company, ends.

(3) Restricted stock units held by our officers and which are settled in equivalent number of shares of our common stock.

(4) The amount includes the aggregate total of the "Total Beneficial Ownership" column and the "Stock Settled RSUs" column.

Some of the shares shown in the preceding table are either subject to restrictions or not held directly by the director or executive officer. Below is a table showing the number of shares subject to restrictions or not held directly by the director or executive officer.

| Name | Restricted Stock Units For Which Delivery of Stock is Deferred | Stock Holding, or Tenant in Common With, Family Member, Trust or Partnership |
|---|---|---|
| Richard D. Fairbank | 241,680 | 0 |
| Stephen S. Crawford | 0 | 0 |
| Gary L. Perlin | 0 | 0 |
| Ryan M. Schneider | 0 | 0 |
| John G. Finneran, Jr. | 0 | 48,985 |
| Jonathan Witter | 0 | 0 |
| Patrick W. Gross | 33,476 | 0 |
| Ann Fritz Hackett | 33,476 | 5,006 |
| Lewis Hay, III | 33,476 | 1,806 |
| Benjamin P. Jenkins, III | 3,723 | 0 |
| Pierre E. Leroy | 32,476 | 0 |
| Peter E. Raskind | 7,307 | 0 |
| Mayo A. Shattuck III | 33,476 | 0 |
| Bradford H. Warner | 26,700 | 140 |
| Catherine G. West | 3,723 | 0 |

## Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that Capital One's executive officers and directors, and persons that beneficially own more than 10% of Capital One's common stock, file certain reports of beneficial ownership of the common stock and changes in such ownership with the SEC and provide copies of these reports to Capital One. As a matter of practice, members of our staff assist our executive officers and directors in preparing initial ownership reports and reporting ownership changes and typically file these reports on their behalf. Based solely on our review of the copies of such forms in our possession and written representations furnished to us, we believe that in 2013 each of the reporting persons complied with these filing requirements except for one grant of equity compensation that was omitted from a timely filed report for Stephen S. Crawford, the Company's Chief Financial Officer, as a result of an administrative error by the Company which was subsequently corrected by an amended filing and four grants of equity compensation for Peter A. Schnall, the Company's former Chief Risk Officer, that were not timely reported as a result of an administrative error by the Company. Each of the amendment and the report was promptly filed after the Company became aware of the error.

## SECTION IV – DIRECTOR COMPENSATION

### Director Compensation Objectives

The Board of Directors approves the compensation for non-management directors, based on recommendations made by the Compensation Committee. The Board of Directors has designed the director compensation program to achieve four primary objectives:

- Attract and retain talented directors with the skills and capabilities to perpetuate Capital One's success;
- Fairly compensate directors for the work required in a company of Capital One's size and scope;
- Recognize the individual roles and responsibilities of the directors; and
- Align directors' interests with the long-term interests of Capital One stockholders.

Management directors do not receive compensation for their service on the Board of Directors. In 2013, Mr. Fairbank was Capital One's only management director.

### Director Compensation Procedures

The Compensation Committee reviews the compensation program for Capital One's non-management directors on an annual basis. F.W. Cook provides competitive compensation data and program recommendations to the Compensation Committee for review. Please see the discussion under "Compensation Committee – Compensation Committee Consultant" in the "Corporate Governance at Capital One" section on page 14 for further information on the role and responsibilities of F.W. Cook. The competitive compensation data includes the compensation (cash, equity and other benefits) of non-management directors within Capital One's peer comparator group. Please see the discussion under "Market Data" in the "Compensation Discussion and Analysis" section on page 46 for further information on the selection of the peer comparator group. The Compensation Committee considers this information, as well as F.W. Cook's recommendations, and finalizes a proposed compensation structure. The proposed structure is then reviewed and approved by the full Board of Directors, typically in April or May of each year.

Based on their review of competitive market data and guidance from F.W. Cook in the second quarter of 2013, the Compensation Committee determined that the director compensation program described below meets the objectives listed above.

### Director Compensation Structure

On May 2, 2013, the Board of Directors approved a compensation program for Capital One's non-management directors for the period from May 2, 2013 until Capital One's 2014 Annual Meeting that is similar to the program for the preceding year. The compensation program consists of an annual cash retainer of $90,000 (the annual cash retainer was $80,000 for the period from May 8, 2012, until May 2, 2013) as well as cash retainers for committee service detailed in the notes to the table below. Each non-management director serving on May 2, 2013 also received an annual award of restricted stock units of Capital One common stock ("RSUs") on such date, valued at $170,002. Lastly, the Lead Independent Director received a cash retainer of $25,000. Ms. Hackett was the Lead Independent Director in 2013.

### Other Benefits

Under the Capital One Financial Corporation Non-Employee Directors Deferred Compensation Plan, non-management directors may voluntarily defer all or a portion of their cash compensation and receive deferred income benefits. Participants in the plan have the opportunity to direct their individual deferrals among thirteen different investments available through the plan. Directors that elected a deferral will begin to receive their deferred income benefits in cash when they cease serving as directors, upon certain other distribution events specified in the plan, or at such earlier time as is authorized by the Compensation Committee. Upon a change of control, Capital One will pay to each director within thirty days of the change of control a lump sum cash payment equal to such director's account balance as of the date of the change of control. In 2013, Mr. Jenkins elected to defer his cash compensation under this plan.

Capital One offered non-management directors the opportunity to direct a contribution of up to $10,000 annually from Capital One to a charitable organization of their choice. Each non-management director serving on May 2, 2013 elected to make such a charitable contribution in 2013.

Directors also receive reimbursements for certain board-related expenses including, among other things, external educational seminars and travel-related costs incurred to attend Board meetings. Such reimbursements are not included as compensation for the directors in the table below.

In 2013, directors did not receive any additional compensation for their service to Capital One beyond what is described above and disclosed in the table below.

## Stock Ownership Requirements

Capital One requires non-management directors to retain all shares underlying restricted stock units granted to them by Capital One until their service with the Board of Directors ends, pursuant to the terms of their respective grant agreements. The Board of Directors may grant an exception for any case where this requirement would impose a financial hardship on a director. No directors have been granted an exception to this requirement for any outstanding awards of restricted stock units.

## Compensation of Directors

Directors of Capital One received the following compensation in 2013:

| Name | Fees Earned or Paid in Cash (4) | Stock Awards (5) | Option Awards (6) | Change in Pension Value and Nonqualified Deferred Compensation Earnings | All Other Compensation (7) | Total |
|---|---|---|---|---|---|---|
| W. Ronald Dietz (1) | $65,000 | $0 | — | — | — | $65,000 |
| Richard D. Fairbank (2) | — | — | — | — | — | — |
| Patrick W. Gross | $75,000 | $170,002 | — | — | $10,000 | $255,002 |
| Ann Fritz Hackett | $177,500 | $170,002 | — | — | $10,000 | $357,502 |
| Lewis Hay, III | $75,000 | $170,002 | — | — | $10,000 | $255,002 |
| Benjamin P. Jenkins, III (3) | $80,000 | $212,551 | — | — | $10,000 | $302,551 |
| Pierre E. Leroy | $105,000 | $170,002 | — | — | $10,000 | $285,002 |
| Peter E. Raskind | $75,000 | $170,002 | — | — | $10,000 | $255,002 |
| Mayo A. Shattuck III | $67,500 | $170,002 | — | — | $10,000 | $247,502 |
| Bradford H. Warner | $80,000 | $170,002 | — | — | $10,000 | $260,002 |
| Catherine G. West (3) | $87,500 | $212,551 | — | — | $10,000 | $310,051 |

(1) Mr. Dietz passed away on March 21, 2013. The payments shown in the table above represent the cash retainer Mr. Dietz received in 2013.

(2) In 2013, Mr. Fairbank was Capital One's only management director.

(3) Mr. Jenkins and Ms. West were appointed as directors by the Board on February 19, 2013, and elected by our stockholders at our 2013 Annual Meeting. The Board approved a pro-rated compensation package for each of Mr. Jenkins and Ms. West for the period from February 19, 2013 until our 2013 Annual Meeting, consisting of a $20,000 retainer and a RSU grant with a grant date fair value of $42,549. Mr. Jenkins and Ms. West did not serve on any Board committees prior to the 2013 Annual Meeting.

(4) Figures above represent cash payments during 2013, which includes half of the payments under the compensation program for the period from May 2, 2013 until Capital One's 2014 Annual Meeting and, for any director who did not elect in 2012 to forgo his or her cash retainers in exchange for a grant of non-qualified stock options, half of the payments under the compensation program for the period from May 8, 2012 until Capital One's 2013 Annual Meeting.

Compensation for committee service includes retainers for service as chairperson or as a member of a committee as described under the heading "Committee Membership" in the "Corporate Governance at Capital One" section of this proxy statement. Under the most recently approved compensation program, retainers are as follows:

- Lead Independent Director Retainer: $25,000
- Chair of the Risk Committee: $45,000
- Chair of the Audit Committee, Compensation Committee or Governance and Nominating Committee: $30,000
- Member of the Risk Committee (other than the chair): $30,000
- Member of the Audit Committee, Compensation Committee or Governance and Nominating Committee (other than the chair): $15,000

(5) Each non-management director serving on May 2, 2013, received a grant of 2,922 RSUs with a grant date fair value of $170,002 valued at $58.18 per share. Each of Mr. Jenkins and Ms. West received an additional grant on February 19, 2013, pro-rated for their service between February 19, 2013, and May 2, 2013, of 801 RSUs with a grant date fair value of $42,549 valued at $53.12 per share. All RSUs were granted under the terms of the 2004 Stock Incentive Plan and were valued at the fair market value of a share of Capital One common stock on the date of grant. RSUs vest one year from the date of grant. Delivery of the underlying shares is deferred until the director's service with the Board of Directors ends. The following table shows the number of RSUs outstanding for each director as of December 31, 2013:

| Director Name | Number of Outstanding Restricted Stock Units |
|---|---|
| W. Ronald Dietz | 0 |
| Patrick W. Gross | 33,476 |
| Ann Fritz Hackett | 33,476 |
| Lewis Hay, III | 33,476 |
| Benjamin P. Jenkins, III | 3,723 |
| Pierre E. Leroy | 32,476 |
| Peter E. Raskind | 7,307 |
| Mayo A. Shattuck III | 33,476 |
| Bradford H. Warner | 26,700 |
| Catherine G. West | 3,723 |

(6) In prior years, directors were offered the opportunity to elect to forego their cash retainers in exchange for a grant of non-qualified stock options under the 2004 Stock Incentive Plan. In 2013, the Compensation Committee determined not to include stock options as part of the director compensation program.

The following table sets forth the total number of stock options outstanding for each director as of December 31, 2013. The options expire ten years from the date of grant. Upon termination from Board service (other than by removal for cause), a director will have the remainder of the full option term to exercise the vested stock options.

| Director Name | Number of Outstanding Stock Options |
|---|---|
| W. Ronald Dietz | 0 |
| Patrick W. Gross | 59,460 |
| Ann Fritz Hackett | 33,256 |
| Lewis Hay, III | 56,661 |
| Benjamin P. Jenkins, III | 0 |
| Pierre E. Leroy | 47,982 |
| Peter E. Raskind | 10,425 |
| Mayo A. Shattuck III | 53,337 |
| Bradford H. Warner | 41,529 |
| Catherine G. West | 0 |

(7) Each non-management director serving on May 2, 2013 elected to direct a contribution from Capital One of $10,000 to a charitable organization of his or her choice.

## SECTION V – COMPENSATION DISCUSSION AND ANALYSIS

### Introduction

Capital One's executive compensation program is designed to attract, retain and motivate leaders who have the ability to foster strong business results and promote the long-term success of the Company. The Compensation Committee of the Board of Directors (the "Committee") is responsible for, among other matters, developing, approving, monitoring and managing the compensation of all of our executive officers, including the named executive officers defined below. Final decisions regarding the compensation of our executive officers, including our Chief Executive Officer, are made by our independent directors. This Compensation Discussion and Analysis will review the compensation of the CEO, Richard D. Fairbank, and the following executive officers for 2013:

- Stephen S. Crawford, Chief Financial Officer
- Gary L. Perlin, Former Chief Financial Officer
- Ryan M. Schneider, President, Card
- John G. Finneran, Jr., General Counsel and Corporate Secretary
- Jonathan W. Witter, President, Retail and Direct Banking

As used throughout this proxy statement, the "NEOs" means the five executive officers listed above, and the "named executive officers" means the CEO and the NEOs, collectively.

### 2013 Company Performance

In 2013, Capital One delivered strong financial results. We generated capital on a strong trajectory, putting the Company in position in 2013 to meet our assumed target for the fully phased-in Basel III Tier I common capital requirement, years ahead of regulatory deadlines. We increased our dividend in 2013 after completing the 2013 CCAR process and completed our announced share repurchase program. In addition, we successfully completed the integrations of both ING Direct and the U.S. credit card business of HSBC. The Committee believes that the actions taken by the CEO and the NEOs throughout 2013 contributed greatly to the Company's results and helped position the Company to deliver stockholder value over the long-term. These accomplishments included:

- $4.2 billion in net income for 2013, or $6.96 per common share (fully diluted), with return on tangible common equity ranking fourth among our peer comparator group;
- Tier 1 common capital ratio of 12.2% at the end of 2013, up from 11.0% at the end of 2012, while increasing our dividend and completing our $1.0 billion share repurchase program;
- Strong credit risk performance, with a net charge-off rate of 2.04% for 2013;
- $2.4 billion in net income from our Domestic Card business, up from $1.4 billion in 2012;
- Solid overall profitability in the Auto business, with new loan originations of $17.4 billion; and
- Solid loan and revenue growth in our Commercial Banking business with net income of $769 million for 2013.

### Important Aspects of Our Executive Compensation Programs

The Committee believes that our named executive officer compensation programs balance risk and financial results, reward named executive officers for their achievements, promote our overall compensation objectives and encourage appropriate, but not excessive, risk-taking. The following are some of the highlights of our compensation program:

- Capital One's executive compensation programs consist primarily of a variety of long-term equity-based compensation vehicles. See "Compensation Components" on page 33 for more details on the specific components of the CEO and NEO compensation programs.
- Since 1997, the CEO's compensation program has consisted entirely of equity awards and other incentive awards with payouts deferred for three years in lieu of any salary, retirement plan contributions or other traditional forms of compensation.
- We do not pay cash bonuses to the NEOs. Instead, we grant equity-based awards following the end of the year based on Company and individual performance during the year.

- We have eliminated excise tax gross-up provisions from our named executive officer change of control agreements. All named executive officer change of control agreements containing an excise tax gross-up that previously were entered into have expired as of the date of this proxy statement and have been replaced with new agreements that do not provide for an excise tax gross-up. See below under "Change of Control Agreements" on page 48 for more information.
- We have designed our incentive compensation programs such that they continue to appropriately balance risk and do not jeopardize the safety and soundness of Capital One. See "Risk Assessment of Compensation Policies and Practices" in the "Corporate Governance at Capital One" section on page 9 for more information.

The awards granted to our named executive officers include the following provisions that are designed to further enhance alignment between pay and performance and balance risks:

| | |
|---|---|
| **Performance-Based Vesting Provisions** | Since January 2012, we have included performance-based vesting provisions as part of each stock option, restricted stock and stock-settled RSU award to the named executive officers and each cash-settled RSU award to the CEO. These provisions will reduce the total value delivered to the executive at vesting if the Company does not meet certain performance thresholds during the three-year vesting period. The total value can be reduced to zero if the performance metric is not met for all three years in the performance period. |
| **Performance Share Reduction** | Each performance share award to the named executive officers since January 2012 provides that the total value delivered at vesting will be reduced if for any year in the three-year performance period the Company does not achieve positive Adjusted ROA. The total value can be reduced to zero if the metric is not met for all three years in the performance period. These terms are in addition to the performance metric relative to a comparator group. |
| **Clawback Provisions** | Each incentive award to the named executive officers since January 2013 is subject to clawback provisions that allow the Committee to seek recovery of all unvested portions of the awards in the event there has been misconduct resulting in a violation of law or Company policy and the named executive officer committed the misconduct or failed in his or her responsibility to manage or monitor the applicable conduct or risks. |
| **Financial Restatement Clawback** | Since January 2011, each performance share award to the named executive officers has included clawback provisions that allow the Company to recover shares under the award following a financial restatement. |

See "Additional Performance Conditions and Recovery Provisions" on page 44 for more details.

Capital One does not distinguish the terms and conditions of compensation and awards between the NEOs and all other executive officers. All of the terms and features described above, including the clawback and performance-based vesting provisions, apply to awards granted to all executive officers and not just the named executive officers.

## Our Compensation Objectives

Capital One's executive compensation program has four primary objectives.

***Strongly link rewards with both business and individual performance while appropriately balancing risk***

Capital One emphasizes pay-for-performance at all organizational levels. Typically, as an executive's level of responsibility increases, so does the proportion of the executive's pay that is subject to performance criteria. Therefore, the named executive officers have the highest relative portion of their pay directly linked to Company and individual performance, as compared to other associates. Awards made in January 2014 for the 2013 performance year were based on Company and individual performance, as well as on the demonstration of specific leadership competencies assessed through a comprehensive performance management process that included an individual assessment against one or more performance objectives specifically designed to evaluate the degree to which the executive balanced risks inherent in his or her role. The Chief Human Resources Officer and the Chief Risk Officer reviewed these assessments, and the Committee considered the assessments in making its determinations regarding individual performance and compensation levels.

***Ensure that total compensation rewards performance over multiple time horizons***

Our compensation programs are structured to encourage our executives to deliver strong results over the short-term while making decisions that create sustained value for our stockholders over the long-term. For 2013, approximately 85% of the CEO's total compensation is equity-based and at-risk to the performance of the Company's stock price, with all of his compensation deferred for a three-year period. For the NEOs in 2013, approximately 80% of total target compensation was provided through equity-based vehicles which were all at-risk to the performance of the Company's stock price and subject to vesting over multiple time horizons. The use of deferred, equity-based compensation vehicles with multi-year vesting terms advances our goal of aligning the ultimate value realized by the named executive officers with the performance of the Company's stock over time because the value of these compensation vehicles increases and decreases based on the performance of the Company's stock price.

***Attract, retain and motivate top executive talent***

To attract, retain and motivate exceptional leaders, we believe that compensation opportunities at Capital One must be competitive with the marketplace for talent. The Committee and the independent directors strive to preserve a competitive pay mix and total target compensation values in the executive compensation program, as well as provide competitive total rewards based on our selected peer group.

***Align our executives' interests with those of our stockholders***

The Committee and the independent directors remain committed to designing incentive compensation programs that reward individual and corporate performance and that are aligned with the creation of stockholder value over the long-term. Because the majority of named executive officer compensation is delivered through deferred, equity-based vehicles that vest over multiple time horizons, the named executive officers have a significant stake in the success of the Company. In addition, we established specific stock ownership policies that the named executive officers must meet on an annual basis and stock retention provisions applicable to certain equity awards.

## Consideration of 2013 Say on Pay Vote and Stockholder Engagement

The Committee values the input of our stockholders and strives to foster a constructive dialogue with stockholders on matters of executive compensation. At our 2013 Annual Meeting of Stockholders, our stockholders supported our executive compensation program by approving our non-binding advisory vote on executive compensation ("2013 Say on Pay"). However, the Committee recognizes that the percentage of stockholders supporting our executive compensation program for the 2013 Say on Pay was lower than in years past. In 2013, we enhanced our direct outreach to stockholders to ensure that we continue to maintain strong lines of communication with our stockholders and that the perspectives of our stockholders are shared with the Committee. The Committee continues to actively oversee our stockholder engagement and has considered stockholder feedback in structuring and approving the 2014 compensation program for the CEO. The Committee and the independent directors continue to believe that our executive compensation programs support the objectives outlined above.

## Compensation Components

***CEO Compensation***

In 2013, as in past years, the Committee granted equity awards to the CEO at the beginning of the year that are designed to provide an incentive to focus on longer term performance. The Committee also established the opportunity for the CEO to receive an additional year-end incentive award based on the Committee's evaluation of the Company's performance and the CEO's contributions over the year. All of the CEO's awards are subject to a three-year deferred vesting or payout.

The table below summarizes the elements of compensation that the Committee approved for the 2013 performance year for the CEO.

| Compensation Element | Timing of Award Determination | Basis for Award | Approximate % of CEO Total Target Compensation | Vesting Schedule |
|---|---|---|---|---|
| Base Salary | Not applicable | Not applicable | 0% | Not applicable |
| Stock Options | January 2013 | Incentive for Future Company Performance | 25% | 3-year cliff vesting; expires in 10 years |
| Performance Shares | January 2013 | Incentive for Future Company Performance | 50% | Vest at the end of the 3-year performance period; the number of shares vesting depends on achievement of performance factors |
| Year-End Incentive Opportunity | January 2014 | Reward for 2013 Company Performance | 25% | Delivered as combination of cash-settled RSUs and deferred cash bonus; payout after 3 years |

***NEO Compensation***

The NEOs traditionally receive a mix of cash and equity-based compensation. As noted above, we do not pay cash bonuses to the NEOs for annual performance. Instead, following the end of the year the Committee may grant a variety of equity-based awards based on the Committee's evaluation of Company and individual performance during the past year. All of these equity-based awards are subject to deferred vesting over a three-year period.

The table below summarizes the elements of compensation that the Committee approved for the 2013 performance year for the NEOs.

| Compensation Element | Timing of Award Determination | Basis for Award | Approximate % of NEO Total Target Compensation | Vesting Schedule |
|---|---|---|---|---|
| Base Salary - Cash | January 2013 | Overall experience, skills, performance, and knowledge | 20% | Paid in cash throughout the performance year |
| Base Salary - RSUs | January 2013 | Incentive for Current Year Company Performance | 15% | Awarded as RSUs which settle in cash on December 15 following the performance year |
| Cash Bonus | Not applicable | Not applicable | 0% | Not applicable |
| Cash-Settled RSUs | January 2014 | Reward for 2013 Company Performance | 15% | 3-year ratable vesting |
| Stock Options | January 2014 | Reward for 2013 Individual Performance and Incentive for Long-Term Performance | 50% | 3-year ratable vesting; expires in 10 years |
| Performance Shares | | | | Vest at the end of the 3-year performance period; the number of shares vesting depends on achievement of performance factors |
| Stock-Settled RSUs | | | | 3-year ratable vesting |

### *Performance and Recovery Provisions*

The table below summarizes the performance and recovery provisions applicable to the elements of compensation that the Committee approved for the 2013 performance year for the named executive officers. See "Additional Performance Conditions and Recovery Provisions" on page 44 for more details.

| Compensation Element | Performance and Recovery Provisions |
|---|---|
| NEO Cash-Settled RSUs | • Clawback provisions |
| Stock Options | • Performance-based vesting provisions<br>• Clawback provisions |
| Performance Shares | • Performance share reduction<br>• Clawback provisions<br>• Financial restatement clawbacks |
| Stock-Settled RSUs | • Performance-based vesting provisions<br>• Clawback provisions |
| CEO Year-End Incentive Opportunity | • Performance-based vesting provisions (RSUs)<br>• Clawback provisions |

## Chief Executive Officer Compensation

### *Goals and Principles*

The Committee's top priority is to align the interests of the CEO with the interests of our stockholders by directly linking his awards with the Company's performance and his contributions to that performance over appropriate time horizons. The Committee believes that the CEO's compensation should be at-risk based on his and the Company's performance. Each year the Committee approves the form, timing and amount of CEO compensation and makes recommendations to the independent directors for final approval. The Committee takes into account the CEO's historical performance and how to most effectively align the CEO's interests with the interests of our stockholders over the appropriate time horizons, support safety and soundness and appropriately balance risk. The Committee and the independent directors have the flexibility to adjust compensation decisions from year to year to take into account the Company's performance and evolving market practices.

### *2013 CEO Compensation Decisions*

In January 2013, the Committee and the independent directors reviewed the compensation structure utilized since 2009 for Mr. Fairbank and determined that for 2013 the compensation program would continue to consist of equity awards granted at the beginning of the year plus an opportunity for an additional year-end incentive award based on the Company's actual performance for 2013. In this manner, the CEO's compensation continues to be completely at-risk based on the Company's and Mr. Fairbank's performance. The Committee and independent directors determined that the compensation program structured in this manner remained appropriate for Mr. Fairbank in 2013 given that the compensation program aligns Mr. Fairbank's compensation with the Company's performance over the appropriate time horizons and supports the Company's executive compensation goals and principles. After considering various factors as described below, without giving particular weight to any specific factor, the Committee and the independent directors determined that a total target compensation amount of $17.5 million was appropriate for Mr. Fairbank's 2013 compensation program.

When determining the structure and total target compensation amount for Mr. Fairbank's 2013 compensation program, as well as the value for each component of the award, the Committee considered Mr. Fairbank's and the Company's performance during 2012 relative to the financial, operating, safety and soundness and strategic performance factors described below under "Year-End Incentive Opportunity." In addition, the Committee and the independent directors considered the Company's performance in 2012 relative to the peer comparator companies' performance in 2012, the structure and amount of compensation awarded to the chief executive officers of the peer comparator companies and the structure and amount of Mr. Fairbank's compensation awards in prior years. The Committee and the independent directors also considered the Company's risk profile and the time horizon over which the deferred, equity-based vehicles will vest, as well as the fact that the ultimate value of Mr. Fairbank's deferred, equity-based awards will depend on the Company and Mr. Fairbank's performance over time.

Performance Share Award

In January 2013, based on the above determination by the Committee and the independent directors, Mr. Fairbank was granted an award of performance shares under which he may receive from 0% to 150% of a target number of 155,363 shares of the Company's common stock based on the Company's performance over the three-year period from January 1, 2013 through December 31, 2015. The Company's performance will be assessed on the basis of Adjusted ROA relative to a comparator group consisting of companies in the KBW Bank Sector index, excluding custody banks (the "KBW index"). The Committee believes that the KBW index is an appropriate index against which to assess the Company's performance because its members are principally lending businesses similar to the Company. Moreover, under the performance share reduction feature of this award, the number of shares issued at settlement will be reduced if the Company's Adjusted ROA for one or more fiscal years completed during the performance period is not positive, no matter how well it compares to the peer group. If the Company's Adjusted ROA is not positive for all three fiscal years in the performance period, Mr. Fairbank will forfeit the entire award of performance shares. Thus, although the award had a grant date value of $8,750,044, the number of shares that Mr. Fairbank ultimately receives, if any, will be solely dependent on the Company's performance over the performance period. The performance share award also is subject to certain clawback provisions. See "Performance Share Reduction" and "Financial Restatement Clawbacks" on pages 45 and 46 for more information.

After the end of the three-year performance period, the Committee will certify the Company's performance and issue the corresponding number of shares of the Company's common stock, if any, in accordance with the table below.

| | | Relative Metric: Adjusted ROA | | |
|---|---|---|---|---|
| | | ≥ 75th Percentile | 50th Percentile | ≤ 25th Percentile |
| Number of years with positive Adjusted ROA | Three | 150% | 100% | 0% |
| | Two | 125% | 83% | 0% |
| | One | 100% | 67% | 0% |
| | None | 0% | 0% | 0% |

The table above shows potential payouts based on specific Company performance results. Payouts will range between the values shown above for performance that falls between the performance results shown in the table.

Stock Option Award

In January 2013, Mr. Fairbank also received a grant of 325,985 nonstatutory stock options at an exercise price of $56.32 per share (which was the fair market value of the Company's common stock on the date of grant). The benefits to Mr. Fairbank of the stock options are deferred, as the options cannot be exercised until three years after the date of grant and will expire ten years after the date of grant. The option grant had a fixed grant date value of $4,375,012; however, the ultimate value Mr. Fairbank realizes, if any, is solely dependent on the long-term appreciation in the Company's stock price. Mr. Fairbank can only realize value from the stock options if and to the extent the Company's stock price increases after the date of grant and the market value of the stock exceeds the exercise price at some point after the three-year vesting period when the options are exercised. The stock option award is also subject to performance-based vesting conditions and clawback provisions, each as described in more detail under "Additional Performance Conditions and Recovery Provisions" beginning on page 44.

Year-End Incentive Opportunity

A portion of Mr. Fairbank's 2013 compensation award consisted of an opportunity for a year-end incentive award based on the Company's actual performance in 2013. The award had a target value of $4,375,000, but the ultimate value of the award was determined based on the Committee's evaluation of the Company's performance during 2013 and Mr. Fairbank's contributions to that performance relative to the financial, operating, safety and soundness and strategic factors shown below (which were evaluated on a qualitative basis without any specific pre-established targets).

| Financial Performance | Operating Performance | Safety and Soundness | Strategic Performance |
|---|---|---|---|
| • Operating earnings<br>• Earnings per share<br>• Return on tangible capital | • Revenue generation<br>• Expense management<br>• Operating effectiveness<br>• Customer satisfaction | • Capital adequacy<br>• Risk management and compliance<br>• Credit loss management<br>• Underwriting quality<br>• Balance sheet management | • CEO leadership and performance of executive team<br>• Capital management<br>• Progress toward achievement of long-term strategy<br>• Execution against corporate imperatives<br>• Recruitment and development of world class talent<br>• Disciplined investment in infrastructure<br>• Corporate reputation and community engagement<br>• Preservation of corporate culture and values |

In January 2014, the Committee considered the Company's performance on both a quantitative and qualitative basis, including the results described under "2013 Company Performance" on page 31. In particular, the Committee considered:

- Capital One's delivery of strong financial results in 2013, particularly the solid growth in earnings per share and the Company's return on tangible common equity relative to the peer comparator group;
- The Company's exceptional three-year total stockholder return, ranking second among the peer comparator group;
- The Company's ability in 2013 to return substantial capital to stockholders in the form of both an increased dividend and share repurchases while maintaining strong capital generation and trajectory towards anticipated Basel III minimum capital requirements;
- Management's success in delivering non-interest expense in line with expectations, taking proactive steps to manage costs in 2013 and beyond;
- The successful completion of the integrations of both ING Direct and the U.S. credit card business of HSBC, with great execution, delivered on-time and under budget;
- The Company's progress enhancing its compliance and risk management programs across the enterprise;
- The Company's sound credit management across the enterprise and solid financial results in the lines of business;
- The continued exceptional talent management and recruiting by the CEO and his management team; and
- The strong progress in delivering on the Company's national banking and digital strategies and other long-term investments in franchise-enhancing initiatives.

The Committee considered these factors in light of the challenges still facing management in order to position Capital One to generate future loan growth and deliver superior and sustainable returns, including the Company's ongoing work to manage costs as well as to meet heightened regulatory expectations across the financial services industry. The Committee also considered the Company's one-year TSR, recognizing that it was just behind the median for the peer comparator group in 2013.

The Committee also took into account peer comparator group CEO compensation levels, although the comparability of such information was limited due to evolving market conditions, the different tenures of each of the peer companies' CEOs as compared to Mr. Fairbank's tenure as the CEO of Capital One and the varying degrees of success those CEOs have had in leading their respective companies.

After considering all of the above factors together, in January 2014 the Committee and the independent directors approved awards for Mr. Fairbank totaling $5,687,543. The Committee and the independent directors determined to award that amount using two vehicles: (i) an award of 40,076 restricted stock units (which had a total grant date value of $2,843,793) and (ii) a deferred cash bonus in the amount of $2,843,750. The award of restricted stock units will vest in full in three years, will settle in cash based on the Company's average stock price over the fifteen trading days preceding the vesting date, and is subject to performance-based vesting provisions. The cash bonus is mandatorily deferred for three years into the Company's Voluntary Non-Qualified Deferred Compensation Plan and will pay out in the first calendar quarter of 2017. Both the award of restricted stock units and the deferred cash bonus are subject to clawback provisions. The performance-based vesting provisions applicable to the restricted stock units and the clawback provisions applicable to both awards are described in more detail under "Additional Performance Conditions and Recovery Provisions" beginning on page 44.

***CEO Compensation by Performance Year***

Below is a table showing Mr. Fairbank's compensation awards as they are attributable to the performance years indicated.

| Performance Year | Cash Salary | Deferred Cash Bonus | Cash-Settled RSUs | Stock-Settled Awards | Option Awards | Total |
|---|---|---|---|---|---|---|
| 2013 | $0 | $2,843,750 | $2,843,793 | $8,750,044 | $4,375,012 | $18,812,599 |
| 2012 | $0 | $2,187,500 | $2,187,525 | $8,750,008 | $4,375,009 | $17,500,042 |
| 2011 | $0 | $0 | $7,200,044 | $4,000,046 | $8,003,906 | $19,203,996 |

The table above is presented to show how the Committee views compensation actions and to which year the compensation awards relate. This table differs substantially from the Summary Compensation Table on page 53 required for purposes of this proxy statement and is therefore not a substitute for the information required in that table. There are two principal differences between the Summary Compensation Table and the table above:

- The table above reports equity-based awards as compensation for the performance year for which they were awarded, even if the award was granted in one year based on performance for the prior year. As a result, the restricted stock unit award granted to the CEO in January 2014 for the 2013 performance year, for example, is shown in the table above as 2013 compensation. The Summary Compensation Table reports equity-based awards only in the year in which they were granted.
- The Summary Compensation Table reports the change in pension value and nonqualified deferred compensation earnings and all other compensation. These amounts are not a result of current year compensation determinations and are not shown above.

***Additional Pay Elements***

As part of the CEO compensation program, the Committee and the independent directors also approved certain other programs intended to support Mr. Fairbank's productivity and well-being. These include:

- Executive term life insurance with a benefit level of $5 million;
- The ability to participate in a comprehensive voluntary annual health screening;
- Office supplies and other maintenance for Mr. Fairbank's home office;
- The use of a driver who also provides for Mr. Fairbank's personal security; and
- The monitoring and maintenance of an electronic home security system.

Additional details on these programs can be found in the "Named Executive Officer Compensation" section beginning on page 52. There are no other perquisites provided to Mr. Fairbank by the Company that constitute additional compensation.

***2014 CEO Compensation Decisions***

In January 2014, the Committee and the independent directors reviewed the compensation structure utilized in 2013 for Mr. Fairbank and determined that for 2014 the compensation program would continue to consist of equity awards granted at the beginning of the year plus an opportunity for an additional year-end incentive award based on the Company's actual performance for 2014. In this manner, the CEO's compensation will continue to be completely at-risk based on the Company's and Mr. Fairbank's performance. The Committee and the independent directors continue to believe that the compensation program aligns Mr. Fairbank's compensation with the Company's performance over the appropriate time horizons and supports the Company's executive compensation goals and principles. The Committee and the independent directors determined that for Mr. Fairbank's 2014 compensation program a total target compensation amount of $17.5 million was appropriate.

However, after careful consideration of a number of different factors, the Committee and the independent directors determined to change the mix of the vehicles for the 2014 CEO compensation program. For the 2014 CEO compensation program, the Committee and the independent members determined to reduce the proportion of total target compensation represented by stock options. To account for the reduction of the stock option component of the CEO's total target compensation, the year-end incentive opportunity has been increased from 25% of the CEO's total target compensation program to 30% and the Committee and the independent directors introduced a stock-settled RSU award representing 10% of the CEO's 2014 total target compensation. In addition, the Committee and the independent directors determined to reduce the maximum value of Mr. Fairbank's year-end incentive opportunity to one and a half times the target value.

The Committee and the independent directors made these decisions after taking into account the perspectives of stockholders, proxy advisory firms, the Federal Reserve and other federal banking regulators. In deciding to leave Mr. Fairbank's total target compensation unchanged since 2012, change the mix of the compensation components and reduce the maximum value of the year-end incentive opportunity, the Committee and the independent directors considered the 2013 Say on Pay Vote and stockholder feedback as described above under "Consideration of 2013 Say on Pay Vote and Stockholder Engagement" on page 33 as well as guidance from federal banking regulators. The Committee and the independent directors believe that reducing the upside opportunity provided by stock options and the maximum upside for the year-end incentive opportunity, while increasing the proportion of Mr. Fairbank's total target compensation that will be determined at the end of 2014 and increasing the proportion of his total target compensation that will settle in shares of Capital One stock, further aligns the interests of the CEO and the interests of our stockholders, enhances the link between his awards and the Company's performance and strengthens the risk-balancing features of the CEO compensation program.

The table below summarizes the elements of compensation that the Committee and the independent directors approved for the 2014 CEO compensation program.

| Compensation Element | Timing of Award Determination | Basis for Award | Approximate % of CEO Total Target Compensation | Vesting Schedule |
|---|---|---|---|---|
| Base Salary | Not applicable | Not applicable | 0% | Not applicable |
| Stock Options | January 2014 | Incentive for Future Company Performance | 10% | 3-year cliff vesting; expires in 10 years |
| Performance Shares | January 2014 | Incentive for Future Company Performance | 50% | Vest at the end of the 3-year performance period; the number of shares vesting depends on achievement of performance factors |
| Stock-Settled RSUs | January 2014 | Incentive for Future Company Performance | 10% | 3-year cliff vesting; settles in Company stock |
| Year-End Incentive Opportunity | January 2015 | Reward for 2014 Company Performance | 30% | Delivered as combination of cash-settled RSUs and deferred cash bonus; payout after 3 years |

Based on this framework, in January 2014 the Committee and the independent directors granted to Mr. Fairbank a performance share award under which he may receive from 0% to 150% of a target number of 123,309 shares of the Company's common stock based on the Company's performance over the three-year period from January 1, 2014 through December 31, 2016. Mr. Fairbank also received a grant of 108,944 nonstatutory stock options at an exercise price of $70.96 per share (which was the fair market value of the Company's common stock on the grant date) and a grant of 24,662 stock-settled RSUs. The Committee also determined that Mr. Fairbank will have an opportunity to receive an award in late 2014 or early 2015. Any such award will consist of deferred cash, an equity-based award or both and will pay out or vest after a three-year deferral period. The Committee and the independent directors will have absolute discretion to determine whether to make the award, the form of the award and the value of the award relative to the target amount of $5,250,000, and will base these determinations on the Committee's evaluation of the Company's performance in 2014 relative to the same financial, operating, safety and soundness and strategic factors described above under "2013 CEO Compensation Decisions – Year-End Incentive Opportunity." The maximum value of the award, if granted, will not exceed one and a half times the target value. The Company expects that any such award will be subject to a clawback provision similar to the clawback provision applicable to the 2014 stock option award and described below.

The terms of the performance share and stock option awards granted to Mr. Fairbank in January 2014 are substantially similar to the terms described above under "2013 CEO Compensation Decisions" except that the stock option award is subject to revised performance-based vesting provisions. The stock-settled RSU grant is also subject to performance-based vesting and clawback provisions. See "Additional Performance Conditions and Recovery Provisions" on page 44 for more details.

## NEO Compensation

### *Goals and Principles*

As with the CEO, the Committee seeks to align the interests of the NEOs with the interests of our stockholders by directly linking compensation to performance over the appropriate time horizons while supporting safety and soundness and appropriately balancing risk. The Committee annually reviews and approves the compensation structure for all of our executive officers, including those who are ultimately reported as NEOs, and makes recommendations to the independent directors for final approval. The Committee takes into account each NEO's historical performance, individual roles and responsibilities and contributions expected from each NEO in the future as well as the recommendations of the CEO, including his assessment of each NEO's performance. In determining 2013 NEO compensation, the Committee also considered the specific factors discussed below. Final decisions regarding NEO compensation are made by the independent directors.

### *2013 NEO Compensation Decisions*

The 2013 NEO compensation program approved by the Committee and the independent directors was designed to be consistent with the Company's pay-for-performance philosophy and is generally consistent with the 2012 compensation program. Base salary remains a smaller portion of total target compensation than equity based vehicles, and cash bonuses are not included in the 2013 NEO compensation program. The Committee believes that this pay mix serves to balance stockholder interests while effectively rewarding and motivating key talent.

Based on the above framework, the Committee and the independent directors then determined the 2013 total target compensation for each NEO by considering the following factors:

- Each NEO's performance relative to the Company's strategic objectives;
- Capital One's historical performance;
- The role and qualifications of each NEO (for example, the NEO's scope of responsibility, experience and tenure and the demonstration of competencies consistent with the Company's values and the ability to deliver strong, sustainable business results);
- Appropriate internal pay differentials and the desire to foster teamwork and collaboration;
- Historical pay levels;

- Available role-specific market compensation data from peer comparator companies;
- Available information on the structure of compensation packages for senior executives at peer comparator companies;
- Market trends in executive compensation (for example, current rates of pay and the prevalence and types of incentive vehicles); and
- The overall structure of the compensation program.

***Base Salaries***

For the 2013 performance year, the Committee chose to defer a significant portion of each NEO's base salary until the end of the year. Rather than award each NEO a base salary entirely in cash, the 2013 base salary for NEOs was delivered in a mix of cash (approximately 20% of total target compensation) and restricted stock units that settled in cash on December 15, 2013 (approximately 15% of total target compensation). In this way, the 2013 compensation program further deferred cash compensation for each NEO and placed it at risk to the performance of the Company's stock price for the entire performance year.

In January 2013, the Committee and the independent directors approved 2013 base salaries for the NEOs, including the portion of base salary delivered as restricted stock units, ranging from $1,504,014 to $2,347,131. Individual details for each NEO are provided in the table below showing compensation by performance year.

***Year-End Incentive Awards***

In addition to base salary, in January 2014 the Committee determined to award each NEO various equity-based incentive awards as a reward for Company and individual performance in 2013.

Cash-Settled Restricted Stock Unit Awards

In January 2014, the Committee and the independent directors approved awards of restricted stock units for the NEOs ranging from $990,034 to $1,530,323, representing a payout at 150% of the target award values established by the Committee in January 2013. Individual details for each NEO are provided in the table below showing compensation by performance year. The Committee and the independent directors determined that these awards were appropriate in light of the Company's performance as described under "Year-End Incentive Opportunity" on page 37 in connection with the determinations by the Committee and the independent directors relating to the CEO's year-end incentive awards.

Equity Incentive Awards

In January 2014, the Committee and the independent directors awarded various equity incentive awards to the NEOs for the 2013 performance year. At Capital One, equity incentive awards are linked to performance in two ways:

- The size of the award is based on each NEO's individual performance assessment for the year just completed; and
- The ultimate value of the award is dependent on Capital One's performance over time.

Equity incentive awards are designed to emphasize elements that are of particular importance to Capital One given the Company's unique goals and continually evolving business strategies and objectives. In determining the actual amounts to be awarded to each NEO, the Committee considered each NEO's contribution to the Company's performance for 2013 as well as the individual performance of each NEO. The Committee also received input from the CEO on his assessment of each NEO's individual performance and his recommendations for compensation of the NEOs. The CEO also assessed each NEO's performance against one or more specific objectives designed to evaluate the degree to which the NEO balanced risks inherent in the NEO's role. These assessments included the use of both quantitative and qualitative risk measures and were reviewed by the Chief Human Resources Officer and the Chief Risk Officer before being presented to the Committee and the independent directors for their consideration.

The equity incentive awards consisted of stock-settled RSUs, performance share awards and stock options. The terms of the performance share awards are substantially similar to the terms of the performance share awards granted to our CEO, as described above under "2014 CEO Compensation Decisions." The NEO stock options and stock-settled RSUs vest ratably in one-third increments starting on the first anniversary of the grant date and are subject to performance-based vesting and clawback provisions as discussed below under "Additional Performance Conditions and Recovery Provisions" on page 44. The stock options have an exercise price of $56.32 per share, which was the fair market value of the Company's common stock on the date of grant.

Mr. Crawford, the Company's Chief Financial Officer, was awarded 47,046 nonstatutory stock options, 23,962 stock-settled RSUs and a target amount of 14,378 performance shares with a total grant date value for all three awards of $3,476,320. The Committee and the independent directors determined to grant these awards based upon Mr. Crawford's leadership in managing the Company's balance sheet in 2013, particularly the Company's capital generation and its successful completion of the share repurchase program. The Committee and the independent directors also considered Mr. Crawford's leadership in driving enhanced risk management processes within the Company's finance operations as well as his positioning of Capital One for 2013 and beyond, providing enhanced transparency and clear communication to the market.

Mr. Perlin, the Company's Former Chief Financial Officer, was awarded 41,555 nonstatutory stock options, 23,517 stock-settled RSUs and a target amount of 14,111 performance shares with a total grant date value for all three awards of $3,337,593. The Committee determined to grant these awards based upon Mr. Perlin's tenure as Chief Financial Officer through the first quarter of 2013 and his leadership over the course of the past several years in managing the Company's balance sheet and finance operations through two significant acquisitions and dramatically changing regulatory requirements. The Committee also recognized Mr. Perlin's guidance and advice to senior management throughout 2013, particularly in supporting a smooth transition of the Chief Financial Officer role to Mr. Crawford.

Mr. Schneider, President, Card, was awarded 37,934 nonstatutory stock options, 19,321 stock-settled RSUs and a target amount of 11,593 performance shares with a total grant date value for all three awards of $2,803,002. The Committee and the independent directors determined to grant these awards based upon the strong performance of the Credit Card business in 2013, including increased net income for Domestic Card with strong credit performance and the successful delivery of several new card products and brand enhancements to market. The Committee and the independent directors also considered the well-managed integration of the U.S. credit card business of HSBC and Mr. Schneider's leadership enhancing the compliance and risk management programs within the Credit Card business.

Mr. Finneran, General Counsel and Corporate Secretary, was awarded 29,783 nonstatutory stock options, 16,855 stock-settled RSUs and a target amount of 10,113 performance shares with a total grant date value for all three awards of $2,392,062. The Committee and the independent directors determined to grant these awards based upon Mr. Finneran's management of the Company's relations with its bank regulators in an environment of heightened regulatory scrutiny and examination. In addition, the Committee and the independent directors considered Mr. Finneran's leadership enhancing the Corporation's governance and management frameworks in 2013 and supporting the Company's enterprise-wide enhancements to its compliance and risk management programs.

Mr. Witter, the Company's President, Retail and Direct Banking, was awarded 30,436 nonstatutory stock options, 15,502 stock-settled RSUs and a target amount of 9,302 performance shares with a total grant date value for all three awards of $2,248,995. The Committee and the independent directors determined to grant these awards based upon Mr. Witter's successful management of the integration and rebranding of ING Direct as well as his continued success in recruiting and retaining superior talent in the retail banking business. The Committee and the independent directors also considered Mr. Witter's success in managing operating costs in the business and his success in building the retail banking brand and delivering on its digital strategies.

***NEO Compensation by Performance Year***

The table below shows actual NEO compensation as it is attributable to the performance year indicated.

| Name | Performance Year | Cash Salary | Cash Bonus | Cash-Settled RSUs (1) | Stock-Settled Awards (2) | Option Awards | Total |
|---|---|---|---|---|---|---|---|
| Stephen S. Crawford | 2013 | $1,326,923 | $0 | $2,550,531 | $2,720,606 | $755,714 | $7,353,774 |
| Gary L. Perlin | 2013 | $1,335,000 | $0 | $2,503,196 | $2,670,083 | $667,510 | $7,175,789 |
| | 2012 | $1,335,000 | $0 | $2,102,678 | $2,670,019 | $741,679 | $6,849,376 |
| | 2011 | $1,000,000 | $0 | $3,398,557 | $2,670,062 | $741,667 | $7,810,286 |
| Ryan M. Schneider | 2013 | $1,097,000 | $0 | $2,057,566 | $2,193,657 | $609,345 | $5,957,568 |
| | 2012 | $1,065,000 | $0 | $1,677,443 | $1,704,018 | $473,342 | $4,919,803 |
| | 2011 | $968,000 | $0 | $2,162,808 | $2,129,617 | $591,559 | $5,851,984 |
| John G. Finneran, Jr. | 2013 | $957,000 | $0 | $1,795,055 | $1,913,649 | $478,413 | $5,144,117 |
| | 2012 | $929,000 | $0 | $1,463,232 | $1,858,053 | $464,511 | $4,714,796 |
| Jonathan W. Witter | 2013 | $880,000 | $0 | $1,650,048 | $1,760,092 | $488,903 | $4,779,043 |

(1) For 2013, includes RSU portion of base salary granted in January 2013 and cash-settled RSUs granted in January 2014.

(2) For 2013, includes stock-settled RSU and performance share awards granted in January 2014.

This table is presented to show how the Committee views compensation actions and to which year the compensation awards relate, but it differs substantially from the Summary Compensation Table on page 53 required for purposes of this proxy statement and is therefore not a substitute for the information required in that table. There are two principal differences between the Summary Compensation Table and the above table:

- The table above reports equity-based awards as compensation for the performance year for which they were awarded, even if the award was granted in one year based on performance for the prior year. As a result, the cash-settled RSU, stock option, stock-settled RSU and performance share awards granted in January 2014 for the 2013 performance year, for example, are shown in the above table as 2013 compensation. The Summary Compensation Table reports equity-based awards only in the year in which they were granted.
- The Summary Compensation Table reports the change in pension value and nonqualified deferred compensation earnings and all other compensation. These amounts are not a result of current year compensation determinations and are not shown above.

***Additional Pay Elements***

The Committee provides certain other programs intended to support the NEOs' productivity, well-being and security. These programs provide some level of personal benefit and are not generally available to all associates. For 2013, these included the following:

- The ability to participate in a comprehensive voluntary annual health screening;
- Executive term life insurance with a benefit level of approximately $5 million;
- An automobile lease; and
- The monitoring and maintenance of an electronic home security system.

The Committee has determined that the nature and value of these programs are comparable to those offered to similarly situated executives at our peers. Additional details on these programs can be found in the "Named Executive Officer Compensation" section beginning on page 52.

***2014 NEO Compensation Decisions***

For 2014, the Committee and the independent directors approved an NEO compensation program that is substantially similar to the 2013 program. The plan consists of multiple compensation vehicles that directly link the NEOs' compensation with the Company's performance over multiple time horizons, align the NEOs' interests with the interests of the Company's stockholders, support safety and soundness and encourage appropriate risk-taking.

## Additional Performance Conditions and Recovery Provisions

The awards granted to our named executive officers include the following provisions that are designed to further enhance alignment between pay and performance and balance the risks that our incentive compensation programs might otherwise encourage:

- Performance-based vesting provisions;
- Performance share reduction;
- Clawback provisions; and
- Financial restatement clawbacks.

These terms and conditions apply to incentive awards granted to every executive officer and not just to the named executive officers.

### *Performance-Based Vesting Provisions*

The ultimate value that our named executive officers receive from equity-based incentive awards is tied to our stock price performance over the vesting period. The Committee nevertheless determined that these awards should be subject to additional performance conditions so that the value received by the executives is also conditioned upon the Company continuing to meet certain operating performance thresholds. The vesting of awards subject to performance-based vesting provisions is conditioned upon the Company meeting specific performance thresholds for each and every fiscal year ending in the three-year vesting period. Any forfeitures will be cumulative over the three-year vesting period. In this manner, regardless of our executives' past performance and of our stock price performance, the awards subject to performance-based vesting remain at risk of complete forfeiture over the three-year vesting period.

Since January 2012, performance-based vesting provisions have applied to the following awards:

- All named executive officer stock option awards;
- All named executive officer restricted stock and stock-settled RSUs; and
- All CEO cash-settled RSUs.

In setting the threshold operating performance conditions, the Company took into account discussions with federal bank regulators. These performance conditions do not present any upside potential for the named executive officers' compensation but instead create an additional at-risk element to the compensation that has been awarded to them. Imposing these additional performance conditions is designed to further reflect our approach of balancing risk and performance over the long-term.

For awards granted in January 2014, vesting is conditioned on the Company achieving positive Core Earnings. If Core Earnings are not positive for any fiscal year in the vesting period, the named executive officer will automatically forfeit 50% of one-year's worth of vesting (i.e., one-sixth of the total award). In addition, the Committee will determine the extent to which any named executive officer was accountable for the outcome and, based on such determination, the Committee will decide whether any or all of the remaining 50% of one-year's worth of vesting will be forfeited. The Committee may also decide to delay the vesting of the applicable portion of the award not so forfeited. For the NEOs, these determinations will be made each year prior to the scheduled vesting date, based on the Core Earnings for the fiscal year ended prior to such vesting date. For the CEO, these determinations will be made prior to the scheduled vesting date at the end of the three-year vesting period, taking into account Core Earnings for each fiscal year within the period.

For awards granted in January 2013, vesting is conditioned on the Company achieving positive Core Earnings and a Base ROA better than or equal to negative one percent (-1%) for each year during the vesting period. For any year during the vesting period in which the Base ROA threshold is not met, the executive will forfeit one full year's worth of vesting (i.e., one-third of the total award). Even if the Base ROA threshold is met, the named executive officer will forfeit 50% of one-year's worth of vesting if Core Earnings is not positive for the applicable year.

Core Earnings focuses on whether profits are being generated by our basic business, as opposed to other factors that may not reflect business fundamentals. The terms of the applicable award agreements define "Core Earnings" to mean the Company's net income available to common stockholders, excluding, on a tax-adjusted basis, the impact of (i) impairment or amortization of intangible assets, (ii) the build or release of the allowance for loan and lease losses, calculated as the difference between the provision for loan and lease losses and charge-offs, net of recoveries, and (iii) the change in the combined uncollectible finance charge and fee reserve. For the January 2013 awards, Core Earnings also excluded the credit portion of other than temporary impairment of the securities portfolio. The Committee believes that Core Earnings is an appropriate performance metric to employ for these performance-based vesting provisions because the metric captures major operational costs and risks to the Company's business, including charge-offs, operating expenses, market and competitive risks and costs to maintain adequate levels of capital and liquidity. Because the metric is based on net income available to common stockholders, it also includes the impact of discontinued operations.

"Base ROA" is defined in the applicable award agreements as the ratio, expressed as a percentage, of (i) the Company's net income available to common stockholders, excluding, on a tax-adjusted basis, the impact of any impairment of intangible assets, to (ii) the Company's average total assets for the period.

***Performance Share Reduction***

As described above, the performance share awards granted to the named executive officers since January 2012 employ Adjusted ROA as the performance metric, with the Company's performance assessed on the basis of Adjusted ROA relative to a comparator group consisting of companies in the KBW index. Each of these performance share awards is subject to reduction in the event that the Company's Adjusted ROA for any fiscal year in the three-year performance period is not positive. These reductions will occur regardless of how well the Company's Adjusted ROA compares to its peers in the KBW index. If the Company does not achieve positive Adjusted ROA for one year in the performance period, the total number of shares issued on the vesting date will be reduced by one-sixth. If the Company does not achieve positive Adjusted ROA for two years in the performance period, the total number of shares issued on the vesting date will be reduced by one-third. If the Company does not achieve positive Adjusted ROA for any of the three years in the performance period, the named executive officers will forfeit the entire award. In this manner, even if we outperform compared to the comparator group, the performance share awards are at risk of complete forfeiture if we do not achieve a threshold level of performance on an absolute basis.

"Adjusted ROA" means the ratio, expressed as a percentage, of (a) the Company's net income available to common stockholders, excluding, on a tax-adjusted basis, the impact of impairment or amortization of intangible assets to (b) the Company's average tangible assets for the period. This metric is intended to reflect our earnings capacity by focusing on a component of our net income relative to our tangible assets. For the January 2013 awards, the credit portion of other than temporary impairment of the securities portfolio is also excluded, on a tax-adjusted basis, from the Company's net income available to common stockholders for purposes of determining Adjusted ROA.

***Clawback Provisions***

Capital One has included clawback provisions in certain equity awards since 2011. Beginning with awards granted in January 2013, every incentive award granted to our executive officers, including our named executive officers, includes a clawback provision designed to provide the Committee the opportunity to recover compensation previously awarded in the event the clawback is triggered. Under these clawback provisions, the Committee will determine the amount of compensation to recover in the event that the Committee determines (i) there has been misconduct resulting in either a violation of law or of Company policy that in either case causes significant financial or reputational harm to the Company and (ii) either the executive committed the misconduct or failed in his or her responsibility to manage or monitor the applicable conduct or risks. The portions of all applicable incentive awards that are unvested at the time the Committee makes a determination to exercise the clawback provisions will be subject to recovery and at risk of complete forfeiture.

In the event the Committee exercises the clawback provisions in the future, the Company intends to disclose the aggregate amount that the Committee has determined to recover, so long as the underlying event has already been publicly disclosed in the Company's filings with the SEC. This disclosure would appear in the proxy following any such determination by the Committee and would provide the aggregate amount of recovery for each event if there is more than one applicable event.

### *Financial Restatement Clawbacks*

All performance share awards to our executive officers beginning in January 2011 include a clawback that is triggered in the event of a financial restatement by the Company within three years of the vesting of the award if the executive would have been entitled to fewer shares on the vesting date as a result of the restatement. This restatement clawback is designed to recoup the shares awarded to the executive or, in the event the executive has sold or otherwise transferred the shares, the net proceeds from that sale or transfer.

## Criteria and Process for Compensation Decisions

The Committee considers a number of factors in making compensation decisions with respect to the named executive officers. The Committee relies on a range of objective data including Company performance data, peer comparator group performance data, historical pay information, data on specific market practices and trends and other relevant points of information to inform its business judgment.

### *Use of Outside Consultants for CEO Compensation*

The Committee engages F.W. Cook to assist in the design of the CEO compensation program. F.W. Cook assists the Committee in a number of ways, including proposing and evaluating a peer comparator group, gathering relevant compensation data from the peer comparator companies, discussing relevant market trends and context and developing recommendations on possible plan designs. Please see the discussion under "Compensation Committee – Compensation Committee Consultant" in the "Corporate Governance at Capital One" section beginning on page 14 for additional information about F.W. Cook.

### *Use of Outside Consultants for NEO Compensation*

The Chief Human Resources Officer and other members of the Company's Human Resources department assist the CEO in developing compensation recommendations to the Committee for the NEOs. The Human Resources department typically uses multiple surveys as sources of market compensation data. F.W. Cook also provides additional market reference points that the Committee and the independent directors use when evaluating NEO compensation. Other outside consultants provide information to the Human Resources department regarding market practices and trends and research reports and provide subject matter expertise on specific concepts and technical issues related to executive compensation. However, these outside consultants do not recommend either the form or amount of compensation that is to be paid to the NEOs. The Human Resources department is responsible for analyzing the information obtained from the outside consultants and presenting it to the CEO. The CEO then considers all of the information provided by the Human Resources department and the Chief Human Resources Officer and makes his compensation recommendations for the NEOs to the Committee and the independent directors.

Management does not have a contractual arrangement with any compensation consultant to determine or recommend compensation programs for the NEOs. A consultant from F.W. Cook is present at Committee meetings during which CEO and NEO compensation is discussed and provides market data as well as an outsider's perspective regarding CEO and NEO compensation practices. F.W. Cook has no other engagement with, and performs no other services for, Capital One besides the services described above.

### *Market Data*

The Committee reviews pertinent data from a group of peer comparator companies within the financial services industry. These organizations are intended to represent the marketplace of companies with whom Capital One competes for business and for executive talent.

F.W. Cook plays a lead role in evaluating the peer comparator group on an annual basis. Each year, a consultant from F.W. Cook presents a comprehensive report to the Committee that highlights size, scope and performance information from the peer comparator companies across a variety of metrics. The Committee specifically considers the Company's percentile rank versus peer comparator companies across the following financial metrics:

- Revenue;
- Assets;

- Market value;
- Net income available to common stockholders;
- U.S. deposits;
- Loans held for investment;
- Diluted earnings per share growth;
- Return on tangible common equity;
- Adjusted ROA;
- Tier 1 common capital ratio;
- Charge-off rate;
- Ratio of stock price to tangible book value;
- Ratio of stock price to earnings; and
- Total stockholder return.

After reviewing this information, the Committee recommends a final peer comparator group to the independent directors for approval. The peer comparator group is adjusted each year, as appropriate, so that the size, scope, performance and business focus of the peer comparator companies reflect Capital One's competitive environment. After the peer comparator group was significantly adjusted in 2009 due to considerable consolidation within the peer comparator group caused by the turmoil in the financial sector, the same peer group has been used for competitive analysis when the Committee approved the 2010, 2011, 2012 and 2013 compensation programs and target award values. The Committee determined to maintain the same peer comparator group for purposes of designing the 2014 compensation programs, and approved the following peer comparator group in July 2013:

| | | |
|---|---|---|
| American Express | Fifth Third Bancorp | Regions Financial |
| Bank of America Corporation | J.P. Morgan Chase | SunTrust Banks |
| BB&T Corporation | KeyCorp | U.S. Bancorp |
| Citigroup | PNC Financial Services | Wells Fargo & Company |

Typically, compensation data from the peer comparator group is used to inform the Committee's determination of the total compensation target values for the named executive officers. As of December 31, 2013, the Company ranked second and ninth among the peer comparator group in three-year and one-year total stockholder return, respectively, and fourth in return on tangible common equity. Capital One was positioned at or near the median of the peer comparator group in terms of total assets, revenues, net income, market value and ratio of price to tangible book value.

***Tally Sheets***

In addition to considering market data from our peer comparator group (when available), the Committee also considers information contained on total compensation tally sheets for the CEO and each NEO. The tally sheets summarize multiple components of current and historical compensation, as well as the potential value of post-termination arrangements. The tally sheets are just one point of information used by the Committee in the process of determining CEO and NEO compensation. They help the Committee understand the historical context that is relevant to current compensation decisions, such as the CEO and each NEO's accumulated equity value. The tally sheets also help the Committee assess the potential downstream consequences of its decisions, such as the potential value to be received by the CEO and each NEO upon separation due to a change of control, retirement or other termination scenarios.

## Other Compensation Arrangements

***Pension and Non-Qualified Deferred Compensation Plans***

Capital One does not currently have any active pension plans for the CEO or the NEOs. We offer a voluntary, non-qualified deferred compensation plan that restores participating NEOs to the level of savings they would have achieved if they had not been impacted by IRS limits governing our qualified 401(k) plan. It also allows the NEOs to defer additional pre-tax compensation in order to save for retirement.

Capital One annually reviews programs and practices at our peer comparator companies and across the financial services industry. We also review changes in the legal and regulatory environment pertaining to retirement programs. Each of our named executive officers participated in Capital One's Voluntary Non-Qualified Deferred Compensation Plan (the "Plan") in 2013. Details of the Plan can be found under "Capital One's Voluntary Non-Qualified Deferred Compensation Programs" on page 62.

***Employment Agreements***

Capital One typically does not enter into defined term employment agreements with the named executive officers in order to maintain maximum flexibility in establishing separation terms at the appropriate time and considering then current circumstances. The Committee retains full discretion to approve employment agreements on an exception basis and has done so for exceptional circumstances in the past.

***Change of Control Agreements***

Each named executive officer is a party to an agreement providing certain benefits if their employment terminates in connection with a change of control. The Committee determined that such agreements were appropriate based on their prevalence within the banking and financial services industry and given the dynamic nature of merger and acquisition activity among these institutions.

The change of control agreements define compensation and benefits payable to named executive officers in certain merger and acquisition scenarios, giving them some degree of certainty regarding their individual outcomes in these circumstances. The Committee believes these agreements allow the named executive officers to remain neutral and consider a full range of decisions that are focused on maximizing stockholder value. The change of control agreements are also intended to allow Capital One's businesses to operate with minimal disruption in the event of a change of control by providing each named executive officer with an incentive to remain in his leadership roles up to and beyond the transaction date. The named executive officers are only entitled to benefits under the agreements if their employment is actually terminated as a result of (or in anticipation of) certain merger and acquisition scenarios.

Both eligibility for participation and the structure of payments under these agreements are designed to be aligned with market practice in the banking and financial services industry. This is designed so that our stockholders are not faced with disproportionate severance costs that may impair potential merger opportunities. It also supports our ability to attract and retain talented executives by providing them with a competitive level of benefit.

Projections of potential payouts to the named executive officers under these agreements are included in the total compensation tally sheets reviewed by the Committee on an annual basis. Although the potential change of control payouts do not necessarily impact annual decisions on CEO and NEO pay, reviewing this information allows the Committee to fully understand the downstream implications of its decisions and the resulting impact to the Company and its stockholders.

Our change of control agreements for the named executive officers no longer provide for excise tax "gross-up" payments. On March 1, 2011, Capital One delivered notice to all executive officers that their change of control agreements, which included excise tax gross-up provisions, would not be renewed. The Committee and the independent directors also approved a new form of change of control agreement to be used after March 1, 2011 for new hires, promotions and renewals which does not provide for an excise tax gross-up. Accordingly, all named executive officer change of control agreements providing for a potential excise tax gross-up after a change of control have expired and been replaced with the new form of agreement that does not provide for an excise tax gross-up.

### *Post-Employment Compensation Practices*

The CEO has no employment or severance arrangement with the Company other than the change of control agreement as described above. If an NEO separates from Capital One, he or she is entitled to receive the amounts set forth in the Company's Executive Severance Plan, which provides for a payment of up to 30% of the NEO's current target total compensation plus partially subsidized health, dental and vision benefits through COBRA and outplacement services. The Committee may exercise its business judgment in approving additional amounts in light of all relevant circumstances, including the NEO's term of employment, past accomplishments, reasons for separation from the Company, potential risks and the NEO's willingness to restrict his or her future action(s), such as through an agreement not to compete or solicit the Company's customers or employees. Capital One has asked certain NEOs to enter into various agreements that contain restrictive covenants related to confidentiality, non-competition, non-solicitation and ownership of work product. For additional information, please see "Restrictive Covenants" in the "Named Executive Officer Compensation" section beginning on page 52. Each of the NEOs also has a change of control agreement as described above. Upon retiring from the Company, employees are generally entitled to receive certain retiree medical benefits.

## Other Aspects of Executive Compensation

### *Stock Ownership and Retention Requirements*

Consistent with their responsibilities to our stockholders, the executive officers are required to maintain a significant financial stake in the Company. To this end, the CEO and the NEOs must own shares of Capital One stock with a fair market value of at least the following annual cash salary multiples:

| Role | Salary Multiple |
|---|---|
| CEO | 5X |
| Other NEOs and Executive Officers | 3X |

Given that the CEO's compensation program does not include a base salary, his ownership requirement is based on a notional salary established by the Committee and the independent directors, which is currently $1,000,000.

Ownership requirements may be fulfilled using the following shares:

- Shares owned without restriction;
- Unvested restricted stock;
- Unvested stock-settled restricted stock units;
- Shares acquired through the Associate Stock Purchase Plan; and
- Shares owned through Capital One's 401(k) Plan.

The Committee annually reviews the guidelines and monitors the named executive officers' compliance with them. New executive officers are given two years from the date of promotion to or appointment as an executive officer to comply with these requirements. In the event that an executive officer is not in compliance with these requirements, the Committee has the right to take action, including reducing the executive officer's compensation. The named executive officers are currently in compliance with this requirement.

In addition, beginning in January 2011, the Company implemented stock retention requirements for certain equity awards made to the named executive officers. For equity awards granted in January 2014, throughout each executive's term of employment with Capital One, and for all shares that are acquired during the one-year period following termination of employment, each executive must hold 50% of the after-tax net shares acquired under performance share and stock-settled restricted stock unit awards for one year. These stock ownership and retention requirements apply to all of our executive officers.

***Prohibition of Hedging and Speculative Trading Activities***

All of Capital One's executive officers are prohibited from engaging in short sales, hedging transactions or speculative trading in derivative securities of Capital One stock and from using their Capital One stock as collateral for margin loans.

***Equity Grant Practices***

Capital One strives to maintain equity grant practices that demonstrate high standards of corporate governance. Annual incentive awards are approved by the Committee and the independent directors at regularly scheduled meetings in the first quarter of each year. The date of grant is the actual date on which the Committee approves the awards. The Committee may grant awards of restricted stock, restricted stock units, stock options or other equity awards outside of the annual incentive cycle, usually in connection with hiring a new executive. For a newly hired executive, the date of grant is the later of the date of Committee approval or the executive's start date. The Committee has delegated authority to the CEO to award restricted stock and stock-settled RSUs and to the Chief Human Resources Officer to award cash-settled RSUs (but not options or other equity awards) to associates who are not executive officers, subject to a maximum amount of $2 million for any employee in any one year. These awards are designed to be used for new hires and for special programs designed by management to incentivize and reward current employees of the Company. The Committee reviews all grants made by delegation at least twice a year.

With respect to awards of stock options, the exercise price is always the Fair Market Value of the Company's stock on the date of grant. Under the terms of our 2004 Stock Incentive Plan, "Fair Market Value" is equal to the closing price of the Company's common stock on the date of grant.

The Company does not seek to time equity grants to take advantage of material non-public information and in no event is the grant date set to a date that is prior to the date of approval.

***Tax Considerations***

The Committee carefully considers the tax impacts of its compensation programs on the Company, as well as on its executives. To maintain flexibility in compensating executive officers, the Committee does not require all compensation to be awarded in a tax-deductible manner. However, it is the Committee's intent to maximize tax deductibility to the extent reasonable, provided the Company's programs remain consistent with the Company's overall executive compensation objectives.

With respect to the named executive officers (other than the Chief Financial Officer), Section 162(m) of the Internal Revenue Code limits the federal tax deduction for compensation paid to the executive to $1 million. Amounts in excess of $1 million are also eligible for the deduction if the compensation qualifies as "performance-based." The Company's 2004 Stock Incentive Plan provides for the establishment of specific performance thresholds to be tied to equity-based awards in order to qualify these incentive awards as "performance-based."

The Company expects that the award of stock options and performance shares to the CEO and NEOs in 2013 were deductible as "performance-based" compensation. The vesting of restricted stock units granted to the CEO and restricted stock awards granted to the NEOs in January 2013 is based on the achievement of the performance-based vesting conditions described in detail under "Additional Performance Conditions and Recovery Provisions – Performance-Based Vesting Provisions" beginning on page 44 and therefore are expected to be deductible as "performance-based" compensation.

In January 2013, the Committee and the independent directors established a performance threshold that the Company had to meet in order for the cash-settled restricted stock units (other than the RSUs representing a portion of base salary) to be awarded to the named executive officers and the deferred cash bonus to be awarded to the CEO in January 2014 to be deductible. Under the threshold, the named executive officers would receive their awards as long as the Company achieved positive earnings per share ("EPS") on continuing operations, less extraordinary items, for the 2013 fiscal year.

The 2004 Stock Incentive Plan allows for certain extraordinary items to be excluded from the EPS calculation, including, among other things, asset write-downs, reorganization and restructuring programs, mergers, acquisitions or divestitures, and the effect of changes in tax laws, accounting principles or regulations, or other laws or provisions affecting reported results. The Company's EPS on continuing operations for 2013 was positive and the performance-based vesting conditions were achieved. Therefore, the awards were made in January 2014 and are expected to be deductible as "performance-based" compensation.

## SECTION VI – NAMED EXECUTIVE OFFICER COMPENSATION

The Summary Compensation Table below provides information concerning compensation for the fiscal years ended December 31, 2013, 2012 and 2011 for the named executive officers.

As discussed under "Chief Executive Officer Compensation" in the "Compensation Discussion and Analysis" section beginning on page 35, 85% of the CEO's total compensation is equity-based and at-risk to the performance of the Company's stock price, with all of his compensation deferred for a three-year period. Amounts shown in the table below for the CEO for 2013 represent stock options and performance shares granted in January 2013 and a deferred cash bonus awarded in January 2014 for 2013 performance. The CEO also was granted restricted stock units in January 2014 for the 2013 performance year, which are not shown in the table below. Amounts shown in the "Stock Awards" column for 2013 also include restricted stock units granted to the CEO in January 2013 for the 2012 performance year.

As discussed under "NEO Compensation" beginning on page 40, under the NEOs' 2013 compensation program, base salary comprised approximately 35% of NEO total target compensation. Each NEO received a portion of his or her 2013 base salary in cash that was paid throughout the year and a portion in restricted stock units that were granted in January 2013 and settled in cash in December 2013. These restricted stock units are included in the table below in the "Stock Awards" column for 2013. For the NEOs, amounts shown for 2013 in the table below also include stock options, performance shares, shares of restricted stock, and restricted stock units that were granted in January 2013 for the 2012 performance year. The NEOs also were granted equity awards in January 2014 for the 2013 performance year, which are not shown in the table below. The NEOs were not eligible for cash bonuses for 2013.

Amounts paid to the CEO and the NEOs in 2013 for other compensation and benefit programs are listed under the "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" and "All Other Compensation" columns. The details of these program amounts are provided in the footnotes.

Please see the footnotes to the table below for an additional explanation regarding compensation attributable to each performance year. Further information on the timing of awards under the 2013 compensation programs for the CEO and the NEOs can be found under "Compensation Components" in the "Compensation Discussion and Analysis" section beginning on page 33.

## 2013 Summary Compensation Table

| Name and Principal Position | Year | Salary (3) | Bonus (4) | Stock Awards (5) | Option Awards (6) | Change in Pension Value and Non-Qualified Deferred Compensation Earnings (7) | All Other Compensation (8) | Total |
|---|---|---|---|---|---|---|---|---|
| Richard D. Fairbank (1) Chairman, CEO and President | 2013 | $0 | $2,843,750 | $10,937,569 | $4,375,012 | $2,177 | $136,017 | $18,294,525 |
| | 2012 | $0 | $2,187,500 | $15,950,051 | $4,375,009 | $3,550 | $89,264 | $22,605,374 |
| | 2011 | $0 | $0 | $10,500,079 | $8,003,906 | $4,608 | $159,465 | $18,668,058 |
| Stephen S. Crawford (2) Chief Financial Officer | 2013 | $1,326,923 | $0 | $10,832,068 | $0 | – | $223,225 | $12,382,216 |
| Gary L. Perlin (2) Former Chief Financial Officer | 2013 | $1,335,000 | $0 | $4,772,669 | $741,679 | – | $248,397 | $7,097,745 |
| | 2012 | $1,267,452 | $0 | $5,473,622 | $741,667 | – | $240,571 | $7,723,312 |
| | 2011 | $1,000,000 | $0 | $5,435,749 | $1,224,598 | – | $288,392 | $7,948,739 |
| Ryan M. Schneider (2) President, Card | 2013 | $1,093,308 | $0 | $3,405,670 | $473,342 | – | $204,084 | $5,176,404 |
| | 2012 | $1,032,394 | $0 | $4,235,215 | $591,559 | – | $204,151 | $6,063,319 |
| | 2011 | $953,333 | $0 | $3,680,867 | $956,247 | – | $203,526 | $5,793,973 |
| John G. Finneran, Jr. (2) General Counsel and Corporate Secretary | 2013 | $953,769 | $0 | $3,342,536 | $464,511 | $293 | $203,963 | $4,965,072 |
| | 2012 | $907,760 | $0 | $3,989,126 | $518,657 | $1,113 | $198,199 | $5,614,855 |
| Jonathan W. Witter (2) President, Retail and Direct Banking | 2013 | $870,769 | $0 | $3,160,115 | $511,122 | – | $177,952 | $4,719,958 |

(1) Mr. Fairbank's compensation for 2013 consisted of stock options, performance shares, restricted stock units and a deferred cash bonus, in addition to certain perquisites. Mr. Fairbank received a portion of his total compensation for 2013 in January 2013 (stock options and performance shares), which is reflected in the table above for 2013. Mr. Fairbank received the rest of his compensation for 2013 in January 2014 (restricted stock units and a deferred cash bonus). The deferred cash bonus awarded to Mr. Fairbank in January 2014 is included in the table above, while the restricted stock units are not. His compensation for 2012 included restricted stock units granted in January 2013, which are included in the table above for 2013. See "CEO Compensation by Performance Year" in the "Compensation Discussion and Analysis" section on page 38 for more information on how the Compensation Committee views compensation actions and to which year the compensation awards relate.

(2) NEO compensation for 2013 generally consisted of cash base salary, stock options, performance shares and three grants of restricted stock units (one representing a portion of base salary), in addition to certain perquisites. The restricted stock units attributable to base salary are included in the table above for 2013, however the other equity-based awards for 2013 performance were granted in January 2014 and are not included in the table above. For each NEO other than Mr. Crawford, the amounts shown above include shares of restricted stock, stock options, performance shares and restricted stock units granted in January 2013 for 2012 performance. For Mr. Crawford, the amounts shown above include shares of restricted stock granted to Mr. Crawford in February 2013 as part of his new hire compensation package. See "NEO Compensation by Performance Year" in the "Compensation Discussion and Analysis" section on page 43 for more information on how the Compensation Committee views compensation actions and to which year the compensation awards relate.

(3) The amounts shown in this column represent the cash portion of base salary for NEOs. The remaining portion of base salary for 2013 was delivered in restricted stock units, as described under "Base Salaries" in the "Compensation Discussion and Analysis" section on page 41, and is included in the "Stock Awards" column in the table above.

(4) The amount shown in this column reflects Mr. Fairbank's deferred cash bonus for 2013 performance awarded in January 2014 as described under "Year-End Incentive Opportunity" in the "Compensation Discussion and Analysis" section on page 37.

(5) The amounts shown in this column for 2013 represent the grant date fair value of stock awards (including shares of restricted stock, performance shares and restricted stock units) granted to the named executive officers in 2013, calculated in accordance with FASB ASC Topic 718. The CEO received performance shares and restricted stock units in 2013, while the NEOs other than Mr. Crawford received performance shares, shares of restricted stock, and two grants of restricted stock units (one representing a portion of base salary) in 2013. For Mr. Crawford, the amounts shown above include shares of restricted stock granted to Mr. Crawford in February 2013 as part of his new hire compensation package. The grant date fair value of performance shares included in this column assumes a payout at the target performance level. For additional information, including performance share awards at target and maximum performance on a per executive basis, refer to footnote 3 to the Grants of Plan-Based Awards Table below.

(6) The amounts shown in this column for 2013 represent the grant date fair value of stock options granted to the named executive officers in 2013, calculated in accordance with FASB ASC Topic 718. For information on the valuation assumptions of these awards, refer to footnote 3 to the Grants of Plan-Based Awards Table below.

(7) The amounts shown in this column represent the change in the actuarial present value of the accumulated pension benefits for Messrs. Fairbank and Finneran under the Cash Balance Pension Plan and the Excess Cash Balance Plan. The interest crediting rate for the Cash Balance Pension Plan changes annually based on the average yield of 5-year Treasury Securities for the preceding 12 months. For the Excess Cash Balance Plan, the interest crediting rate changes monthly based on the Wall Street Journal Prime Rate.

(8) All other compensation consists of the following on a per executive basis:

| Named Executive Officer | Auto (a) | Travel and Aircraft | Health Screening | Driver and Security | Company Contributions to Defined Contribution Plans (b) | Insurance (c) | Other |
|---|---|---|---|---|---|---|---|
| Richard D. Fairbank | $0 | $0 | $1,720 | $117,557 (d) | $0 | $16,740 | $0 |
| Stephen S. Crawford | $0 | $0 | $0 | $0 | $217,725 | $5,500 | $0 |
| Gary L. Perlin | $17,909 | $0 | $0 | $0 | $211,725 | $16,740 | $2,023 (e) |
| Ryan M. Schneider | $18,710 | $0 | $0 | $5,183 (f) | $175,991 | $4,200 | $0 |
| John G. Finneran, Jr. | $17,567 | $0 | $0 | $14,601 (f) | $155,055 | $16,740 | $0 |
| Jonathan W. Witter | $11,081 | $772 | $0 | $18,349 (f) | $143,592 | $4,158 | $0 |

(a) Represents the value attributable to personal use of a Company-provided automobile. The percent of personal use of the automobile is tracked throughout the year and then applied to the full expense amount.

(b) Represents Company contributions under qualified and non-qualified deferred compensation programs and other supplemental executive retirement benefits.

(c) Represents life insurance premiums paid on behalf of the executives.

(d) Includes cost attributable to personal use of a driver who also provides for Mr. Fairbank's personal security ($74,210) and aggregate cost to the Company for home security services ($43,347) for Mr. Fairbank. The percent of personal use of the automobile is tracked throughout the calendar year and then applied to the full expense amount for personal security.

(e) Represents the cost to the Company for a retirement gift.

(f) Includes aggregate cost to the Company for home security services.

## 2013 Grants of Plan-Based Awards Table

The Grants of Plan-Based Awards table provides details on equity incentive plan awards granted in 2013, including stock options, performance shares, shares of restricted stock and restricted stock units.

The columns reporting "Estimated Future Payouts Under Equity Incentive Plan Awards," "All Other Stock Awards" and "All Other Option Awards" relate to Capital One's equity-based incentive awards to the named executive officers.

For the CEO in 2013, the awards are comprised of stock options and performance shares granted in January 2013 as part of the CEO's 2013 compensation program and restricted stock units granted in January 2013 for 2012 performance.

- The stock options become exercisable three years after the date of grant, and expire in ten years.
- The performance shares will be issued based on the Company's Adjusted ROA over the three-year period from January 1, 2013 through December 31, 2015, relative to the KBW Bank Sector index, excluding custody banks. The total value delivered at vesting will be reduced if for any of the years in the three-year performance period the Company does not achieve positive Adjusted ROA, regardless of how well the Company compares to its peers in the KBW Bank Sector index over the performance period. See "2013 CEO Compensation Decisions" in the "Compensation Discussion and Analysis" section beginning on page 35 for more details on the performance share awards. Dividends accrued on the performance shares will be paid out as additional shares on the date the performance share award results are certified by the Compensation Committee.
- The restricted stock units vest in full on February 10, 2016, and settle in cash based on the average closing price of the Company's common stock for the 20 trading days preceding the vesting date. Dividend equivalents are accrued on restricted stock units at the same time as dividends are paid to the Company's other stockholders and are paid at the time of vesting, adjusted for performance-based vesting results.

For the NEOs in 2013, the awards are comprised of stock options, performance shares, shares of restricted stock, and restricted stock units granted in January 2013 for the 2012 performance year and restricted stock units granted in January 2013 as a portion of 2013 base salary (as described under "Base Salaries" in the "Compensation Discussion and Analysis" section on page 41).

- The stock options become exercisable in three equal annual installments, beginning on February 10 of the year after the date of grant, and expire in ten years.
- The terms of the performance shares for the NEOs are the same as the terms of the CEO's performance shares described above. Dividends accrued on the performance shares will be paid out as additional shares on the date the performance share award results are certified by the Compensation Committee.
- The shares of restricted stock vest in three equal annual installments beginning on February 10 of the year after the date of grant. Dividends are accrued on restricted stock at the same time as dividends are paid to the Company's other stockholders and are paid at the time of vesting, adjusted for performance-based vesting results.
- The restricted stock units representing a portion of base salary vested in full on December 15, 2013. The other restricted stock units vest in three equal annual installments beginning on February 10 of the year after the date of grant. Both restricted stock unit awards settle in cash based on the average closing price of the Company's common stock for the 20 trading days preceding the vesting date. Dividend equivalents are paid on unvested restricted stock units at the same rate and at approximately the same time as dividends are paid to the Company's other stockholders.

Each award of restricted stock (restricted stock units for the CEO) and stock options reported below is also subject to performance-based vesting provisions tied to core earnings and return on assets that will reduce the total number of shares delivered at vesting if the Company does not achieve certain performance thresholds during the three-year vesting period. See "Additional Performance Conditions and Recovery Provisions" in the "Compensation Discussion and Analysis" section beginning on page 44 for more details on the performance-based vesting provisions.

## 2013 Grants of Plan-Based Awards Table

| Name and Principal Position | Award Type | Date of Grant (1) | Estimated Future Payouts Under Equity Incentive Plan Awards | | All Other Stock Awards: Number of Shares of Stock or Units | All Other Option Awards: Number of Securities Underlying Options | Exercise or Base Price of Option Awards (2) ($/Sh) | Grant Date Fair Value of Stock and Option Awards (3) |
|---|---|---|---|---|---|---|---|---|
| | | | Target | Maximum | | | | |
| Richard D. Fairbank Chairman, CEO and President | Performance Shares | 1/31/2013 | 155,363 | 233,045 | – | – | – | $8,750,044 |
| | Stock Options | 1/31/2013 | – | – | – | 325,985 | $56.32 | $4,375,012 |
| | RSUs | 1/31/2013 | – | – | 38,841 | – | – | $2,187,525 |
| Stephen S. Crawford Chief Financial Officer | RSUs (4) | 2/4/2013 | – | – | 18,092 | – | – | $1,020,208 |
| | Restricted Stock (5) | 2/4/2013 | – | – | 174,000 | – | – | $9,811,860 |
| Gary L. Perlin Former Chief Financial Officer | Performance Shares | 1/31/2013 | 17,778 | 26,667 | – | – | – | $1,001,257 |
| | Stock Options | 1/31/2013 | – | – | – | 55,263 | $56.32 | $741,679 |
| | RSUs | 1/31/2013 | – | – | 19,556 | – | – | $1,101,394 |
| | RSUs (4) | 1/31/2013 | – | – | 17,778 | – | – | $1,001,257 |
| | Restricted Stock | 1/31/2013 | – | – | 29,630 | – | – | $1,668,762 |
| Ryan M. Schneider President, Card | Performance Shares | 1/31/2013 | 11,346 | 17,019 | – | – | – | $639,007 |
| | Stock Options | 1/31/2013 | – | – | – | 35,269 | $56.32 | $473,342 |
| | RSUs | 1/31/2013 | – | – | 15,601 | – | – | $878,648 |
| | RSUs (4) | 1/31/2013 | – | – | 14,613 | – | – | $823,004 |
| | Restricted Stock | 1/31/2013 | – | – | 18,910 | – | – | $1,065,011 |
| John G. Finneran, Jr. General Counsel and Corporate Secretary | Performance Shares | 1/31/2013 | 12,372 | 18,558 | – | – | – | $696,791 |
| | Stock Options | 1/31/2013 | – | – | – | 34,611 | $56.32 | $464,511 |
| | RSUs | 1/31/2013 | – | – | 13,609 | – | – | $766,459 |
| | RSUs (4) | 1/31/2013 | – | – | 12,749 | – | – | $718,024 |
| | Restricted Stock | 1/31/2013 | – | – | 20,619 | – | – | $1,161,262 |
| Jonathan W. Witter President, Retail and Direct Banking | Performance Shares | 1/31/2013 | 12,252 | 18,378 | – | – | – | $690,033 |
| | Stock Options | 1/31/2013 | – | – | – | 38,084 | $56.32 | $511,122 |
| | RSUs | 1/31/2013 | – | – | 11,719 | – | – | $660,014 |
| | RSUs (4) | 1/31/2013 | – | – | 11,719 | – | – | $660,014 |
| | Restricted Stock | 1/31/2013 | – | – | 20,420 | – | – | $1,150,054 |

(1) Date on which awards were approved by the independent directors.

(2) Equal to the fair market value of a share of Capital One's common stock on the date of grant determined on the basis of the closing price as reported by the NYSE Composite Transaction Tape.

(3) The grant date fair value for each option awarded on January 31, 2013, was calculated using the Black-Scholes method and was based on the following assumptions:

| Volatility | Risk-Free Interest Rate | Dividend Yield | Expected Life |
|---|---|---|---|
| 31.87% | 1.07% | 2.29% | 5.6 Years |

The grant date fair values for the performance shares if the maximum level of performance is achieved are as follows: $13,125,066 for Mr. Fairbank, $1,501,885 for Mr. Perlin, $958,510 for Mr. Schneider, $1,045,187 for Mr. Finneran, and $1,035,045 for Mr. Witter.

(4) Grant of restricted stock units representing a portion of base salary for 2013.

(5) Represents shares of restricted stock granted to Mr. Crawford on his first day of employment with the Company as part of his new hire compensation package. The shares of restricted stock vest in five equal annual installments beginning on the first anniversary of the date of grant and may not be sold or transferred until the fifth anniversary of the date of grant.

## 13 Option Exercises and Stock Vested Table

| Name & Principal Position | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise | Value Realized on Exercise (1) | Number of Shares Acquired on Vesting | Value Realized on Vesting (2) |
| Richard D. Fairbank<br>Chairman, CEO and President | 360,000 | $5,104,188 | 316,772 | $18,083,840 |
| Stephen S. Crawford<br>Chief Financial Officer | 0 | $0 | 18,092 | $1,286,965 |
| Gary L. Perlin<br>Former Chief Financial Officer | 274,070 | $3,568,281 | 83,762 | $5,073,141 |
| Ryan M. Schneider<br>President, Card | 121,295 | $5,329,019 | 61,582 | $3,736,956 |
| John G. Finneran, Jr.<br>General Counsel and Corporate Secretary | 187,438 | $8,594,565 | 48,860 | $2,991,470 |
| Jonathan W. Witter<br>President, Retail and Direct Banking | 0 | $0 | 79,273 | $4,990,603 |

(1) The value realized is the pre-tax value of the shares (market price less the exercise price) received.

(2) The value realized for awards other than cash-settled restricted stock units is the number of shares multiplied by the closing price of the Company's common stock on the vesting date, as reported by the NYSE Composite Transaction Tape. For cash-settled restricted stock units, the value realized and amount paid is the number of shares multiplied by the closing price of the Company's common stock for the 20 trading days preceding the vesting date, in accordance with the terms of the applicable awards. The value included in the table above that was realized from cash-settled restricted stock units was as follows: $8,188,925 for Mr. Fairbank, $1,286,965 for Mr. Crawford, $2,727,482 for Mr. Perlin, $2,067,767 for Mr. Schneider, $1,895,462 for Mr. Finneran, and $1,235,855 for Mr. Witter.

## 2013 Outstanding Equity Awards at Fiscal Year-End Table

| Name and Principal Position | Option Awards (1), (2) | | | | Stock Awards (2) | | | |
|---|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options Exercisable | Number of Securities Underlying Unexercised Options Unexercisable | Option Exercise Price (3) | Option Expiration Date | Number of Shares or Units of Stock that Have Not Vested | Market Value of Shares or Units of Stock that Have Not Vested (4) | Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested (4) |
| Richard D. Fairbank Chairman, CEO and President | | | | | 330,851 (8) | $25,346,495 | 784,906 (9) | $60,131,610 |
| | 566,000 (5) | 0 | $82.39 | 12/19/2014 | | | | |
| | 573,000 (5) | 0 | $87.28 | 12/19/2015 | | | | |
| | 594,851 (5) | 0 | $76.45 | 12/10/2016 | | | | |
| | 1,661,780 (6) | 0 | $50.99 | 12/09/2017 | | | | |
| | 970,403 (6) | 0 | $18.28 | 1/28/2019 | | | | |
| | 559,333 (6) | 0 | $36.55 | 1/26/2020 | | | | |
| | 0 | 608,366 (6) | $48.28 | 1/25/2021 | | | | |
| | 0 | 360,009 (7) | $45.75 | 1/30/2022 | | | | |
| | 0 | 325,985 (7) | $56.32 | 1/30/2023 | | | | |
| Stephen S. Crawford Chief Financial Officer | | | | | 174,000 (10) | $13,330,140 | 0 | $0 |
| Gary L. Perlin Former Chief Financial Officer | | | | | 117,342 (13) | $8,989,571 | 92,388 (9) | $7,077,845 |
| | 77,220 (11) | 0 | $78.71 | 3/14/2015 | | | | |
| | 83,510 (11) | 0 | $88.81 | 3/2/2016 | | | | |
| | 122,450 (11) | 0 | $76.79 | 3/1/2017 | | | | |
| | 62,052 (11) | 31,028 (11) | $48.28 | 1/25/2021 | | | | |
| | 20,343 (12) | 40,687 (12) | $45.75 | 1/30/2022 | | | | |
| | 0 | 55,263 (12) | $56.32 | 1/30/2023 | | | | |
| Ryan M. Schneider President, Card | | | | | 89,659 (13) | $6,868,776 | 69,070 (9) | $5,291,453 |
| | 15,650 (11) | 0 | $78.71 | 3/14/2015 | | | | |
| | 17,890 (11) | 0 | $88.81 | 3/2/2016 | | | | |
| | 26,250 (11) | 0 | $76.79 | 3/1/2017 | | | | |
| | 63,700 (11) | 0 | $48.95 | 2/20/2018 | | | | |
| | 48,454 (11) | 24,229 (11) | $48.28 | 1/25/2021 | | | | |
| | 16,225 (12) | 32,453 (12) | $45.75 | 1/30/2022 | | | | |
| | 0 | 35,269 (12) | $56.32 | 1/30/2023 | | | | |
| John G. Finneran, Jr. General Counsel and Corporate Secretary | | | | | 82,897 (13) | $6,350,739 | 67,404 (9) | $5,163,820 |
| | 57,760 (11) | 0 | $78.71 | 3/14/2015 | | | | |
| | 63,650 (11) | 0 | $88.81 | 3/2/2016 | | | | |
| | 88,510 (11) | 0 | $76.79 | 3/1/2017 | | | | |
| | 149,890 (11) | 0 | $48.95 | 2/20/2018 | | | | |
| | 37,748 (11) | 18,876 (11) | $48.28 | 1/25/2021 | | | | |
| | 14,226 (12) | 28,453 (12) | $45.75 | 1/30/2022 | | | | |
| | 0 | 34,611 (12) | $56.32 | 1/30/2023 | | | | |
| Jonathan W. Witter President, Retail and Direct Banking | | | | | 113,979 (13) | $8,731,931 | 41,548 (14) | $3,182,992 |
| | 10,768 (12) | 21,539 (12) | $45.75 | 1/30/2022 | | | | |
| | 0 | 38,084 (12) | $56.32 | 1/30/2023 | | | | |

(1) Stock options granted generally have time-based vesting schedules, are exercisable upon vesting and vest earlier upon the optionee's termination of employment for death, disability, or upon a change of control of Capital One. They are transferable only to or for the benefit of immediate family members. Stock options continue to follow the original vesting schedule after the optionee's retirement.

(2) The following table details vesting dates for all outstanding equity awards; the date listed as the vesting date for performance shares is the date by which the Compensation Committee must certify the performance of the Company over the applicable performance period.

| Name | Grant Date | Grant Type | First Vesting | | Second Vesting | | Third Vesting | | Fourth Vesting | | Fifth Vesting | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Vesting Date | # of Shares | Vesting Date | # of Shares | Vesting Date | # of Shares | Vesting Date | # of Shares | Vesting Date | # of Shares |
| Richard D. Fairbank | 12/20/2004 | Option Award | 12/20/2009 | 566,000 | | | | | | | | |
| | 12/20/2005 | Option Award | 12/20/2010 | 573,000 | | | | | | | | |
| | 12/11/2006 | Option Award | 12/11/2011 | 594,851 | | | | | | | | |
| | 12/10/2007 | Option Award | 12/10/2010 | 1,661,780 | | | | | | | | |
| | 01/29/2009 | Option Award | 01/29/2012 | 970,403 | | | | | | | | |
| | 01/27/2010 | Option Award | 01/27/2013 | 559,333 | | | | | | | | |
| | 01/26/2011 | Perf Share Award | 03/15/2014 | 82,851 | | | | | | | | |
| | 01/26/2011 | Restricted Stock Unit Award | 01/26/2014 | 134,632 | | | | | | | | |
| | 01/26/2011 | Option Award | 01/26/2014 | 608,366 | | | | | | | | |
| | 01/31/2012 | Perf Share Award | 03/15/2015 | 191,257 | | | | | | | | |
| | 01/31/2012 | Restricted Stock Unit Award | 02/10/2015 | 157,378 | | | | | | | | |
| | 01/31/2012 | Option Award | 02/10/2015 | 360,009 | | | | | | | | |
| | 01/31/2013 | Perf Share Award | 03/15/2016 | 155,363 | | | | | | | | |
| | 01/31/2013 | Restricted Stock Unit Award | 02/10/2016 | 38,841 | | | | | | | | |
| | 01/31/2013 | Option Award | 02/10/2016 | 325,985 | | | | | | | | |
| Stephen S. Crawford | 02/04/2013 | Restricted Stock Award | 02/04/2014 | 34,800 | 02/04/2015 | 34,800 | 02/04/2016 | 34,800 | 02/04/2017 | 34,800 | 02/04/2018 | 34,800 |
| Gary L. Perlin | 03/15/2005 | Option Award | 03/15/2006 | 25,739 | 03/15/2007 | 25,740 | 03/15/2008 | 25,741 | | | | |
| | 03/03/2006 | Option Award | 03/03/2007 | 27,808 | 03/03/2008 | 27,809 | 03/03/2009 | 27,893 | | | | |
| | 03/02/2007 | Option Award | 03/02/2008 | 40,816 | 03/02/2009 | 40,816 | 03/02/2010 | 40,818 | | | | |
| | 01/26/2011 | Perf Share Award | 03/15/2014 | 10,738 | | | | | | | | |
| | 01/26/2011 | Restricted Stock Award | 01/26/2012 | 11,184 | 01/26/2013 | 11,185 | 01/26/2014 | 5,831 | | | | |
| | 01/26/2011 | Restricted Stock Unit Award | 01/26/2012 | 11,743 | 01/26/2013 | 11,744 | 01/26/2014 | 11,745 | | | | |
| | 01/26/2011 | Option Award | 01/26/2012 | 31,026 | 01/26/2013 | 31,026 | 01/26/2014 | 31,028 | | | | |
| | 01/31/2012 | Perf Share Award | 03/15/2015 | 21,886 | | | | | | | | |
| | 01/31/2012 | Restricted Stock Award | 02/10/2013 | 12,159 | 02/10/2014 | 12,159 | 02/10/2015 | 12,158 | | | | |
| | 01/31/2012 | Restricted Stock Unit Award | 02/10/2013 | 13,131 | 02/10/2014 | 13,131 | 02/10/2015 | 13,132 | | | | |
| | 01/31/2012 | Option Award | 02/10/2013 | 20,343 | 02/10/2014 | 20,343 | 02/10/2015 | 20,344 | | | | |
| | 01/31/2013 | Perf Share Award | 03/15/2016 | 17,778 | | | | | | | | |
| | 01/31/2013 | Restricted Stock Award | 02/10/2014 | 9,877 | 02/10/2015 | 9,876 | 02/10/2016 | 9,877 | | | | |
| | 01/31/2013 | Restricted Stock Unit Award | 02/10/2014 | 6,518 | 02/10/2015 | 6,519 | 02/10/2016 | 6,519 | | | | |
| | 01/31/2013 | Option Award | 02/10/2014 | 18,420 | 02/10/2015 | 18,421 | 02/10/2016 | 18,422 | | | | |
| Ryan M. Schneider | 03/15/2005 | Option Award | 03/15/2006 | 5,216 | 03/15/2007 | 5,217 | 03/15/2008 | 5,217 | | | | |
| | 03/03/2006 | Option Award | 03/03/2007 | 5,957 | 03/03/2008 | 5,957 | 03/03/2009 | 5,976 | | | | |
| | 03/02/2007 | Option Award | 03/02/2008 | 8,749 | 03/02/2009 | 8,750 | 03/02/2010 | 8,751 | | | | |
| | 02/21/2008 | Option Award | 02/21/2009 | 21,233 | 02/21/2010 | 21,233 | 02/21/2011 | 21,234 | | | | |
| | 01/26/2011 | Perf Share Award | 03/15/2014 | 8,385 | | | | | | | | |
| | 01/26/2011 | Restricted Stock Award | 01/26/2012 | 8,733 | 01/26/2013 | 8,734 | 01/26/2014 | 8,735 | | | | |
| | 01/26/2011 | Restricted Stock Unit Award | 01/26/2012 | 7,974 | 01/26/2013 | 7,974 | 01/26/2014 | 7,975 | | | | |
| | 01/26/2011 | Option Award | 01/26/2012 | 24,227 | 01/26/2013 | 24,227 | 01/26/2014 | 24,229 | | | | |
| | 01/31/2012 | Perf Share Award | 03/15/2015 | 17,456 | | | | | | | | |
| | 01/31/2012 | Restricted Stock Award | 02/10/2013 | 9,698 | 02/10/2014 | 9,698 | 02/10/2015 | 9,697 | | | | |
| | 01/31/2012 | Restricted Stock Unit Award | 02/10/2013 | 9,521 | 02/10/2014 | 9,521 | 02/10/2015 | 9,522 | | | | |
| | 01/31/2012 | Option Award | 02/10/2013 | 16,225 | 02/10/2014 | 16,226 | 02/10/2015 | 16,227 | | | | |
| | 01/31/2013 | Perf Share Award | 03/15/2016 | 11,346 | | | | | | | | |
| | 01/31/2013 | Restricted Stock Award | 02/10/2014 | 6,304 | 02/10/2015 | 6,303 | 02/10/2016 | 6,303 | | | | |
| | 01/31/2013 | Restricted Stock Unit Award | 02/10/2014 | 5,200 | 02/10/2015 | 5,200 | 02/10/2016 | 5,201 | | | | |
| | 01/31/2013 | Option Award | 02/10/2014 | 11,756 | 02/10/2015 | 11,756 | 02/10/2016 | 11,757 | | | | |
| John G. Finneran, Jr. | 03/15/2005 | Option Award | 03/15/2006 | 19,253 | 03/15/2007 | 19,253 | 03/15/2008 | 19,254 | | | | |
| | 03/03/2006 | Option Award | 03/03/2007 | 21,195 | 03/03/2008 | 21,195 | 03/03/2009 | 21,260 | | | | |
| | 03/02/2007 | Option Award | 03/02/2008 | 29,503 | 03/02/2009 | 29,503 | 03/02/2010 | 29,504 | | | | |
| | 02/21/2008 | Option Award | 02/21/2009 | 49,962 | 02/21/2010 | 49,963 | 02/21/2011 | 49,965 | | | | |
| | 01/26/2011 | Perf Share Award | 03/15/2014 | 7,258 | | | | | | | | |
| | 01/26/2011 | Restricted Stock Award | 01/26/2012 | 4,089 | 01/26/2013 | 4,090 | 01/26/2014 | 4,091 | | | | |
| | 01/26/2011 | Restricted Stock Unit Award | 01/26/2012 | 7,938 | 01/26/2013 | 7,938 | 01/26/2014 | 7,939 | | | | |
| | 01/26/2011 | Option Award | 01/26/2012 | 18,874 | 01/26/2013 | 18,874 | 01/26/2014 | 18,876 | | | | |
| | 01/31/2012 | Perf Share Award | 03/15/2015 | 17,005 | | | | | | | | |
| | 01/31/2012 | Restricted Stock Award | 02/10/2013 | 9,448 | 02/10/2014 | 9,448 | 02/10/2015 | 9,446 | | | | |
| | 01/31/2012 | Restricted Stock Unit Award | 02/10/2013 | 8,872 | 02/10/2014 | 8,872 | 02/10/2015 | 8,873 | | | | |
| | 01/31/2012 | Option Award | 02/10/2013 | 14,226 | 02/10/2014 | 14,226 | 02/10/2015 | 14,227 | | | | |
| | 01/31/2013 | Perf Share Award | 03/15/2016 | 12,372 | | | | | | | | |
| | 01/31/2013 | Restricted Stock Award | 02/10/2014 | 6,873 | 02/10/2015 | 6,872 | 02/10/2016 | 6,874 | | | | |
| | 01/31/2013 | Restricted Stock Unit Award | 02/10/2014 | 4,536 | 02/10/2015 | 4,536 | 02/10/2016 | 4,537 | | | | |
| | 01/31/2013 | Option Award | 02/10/2014 | 11,536 | 02/10/2015 | 11,537 | 02/10/2016 | 11,538 | | | | |
| Jonathan W. Witter | 12/29/2010 | Restricted Stock Unit Award | 01/15/2011 | 18,880 | 02/15/2012 | 50,346 | 02/15/2013 | 33,039 | 01/15/2014 | 55,065 | | |
| | 01/31/2012 | Perf Share Award | 03/15/2015 | 11,585 | | | | | | | | |
| | 01/31/2012 | Restricted Stock Award | 02/10/2013 | 6,437 | 02/10/2014 | 6,437 | 02/10/2015 | 6,435 | | | | |
| | 01/31/2012 | Restricted Stock Unit Award | 02/10/2013 | 6,951 | 02/10/2014 | 6,951 | 02/10/2015 | 6,952 | | | | |
| | 01/31/2012 | Option Award | 02/10/2013 | 10,768 | 02/10/2014 | 10,769 | 02/10/2015 | 10,770 | | | | |
| | 01/31/2013 | Perf Share Award | 03/15/2016 | 12,252 | | | | | | | | |
| | 01/31/2013 | Restricted Stock Award | 02/10/2014 | 6,807 | 02/10/2015 | 6,806 | 02/10/2016 | 6,807 | | | | |
| | 01/31/2013 | Restricted Stock Unit Award | 02/10/2014 | 3,906 | 02/10/2015 | 3,906 | 02/10/2016 | 3,907 | | | | |
| | 01/31/2013 | Option Award | 02/10/2014 | 12,694 | 02/10/2015 | 12,695 | 02/10/2016 | 12,695 | | | | |

(3) For stock options granted before April 23, 2009, the exercise price is equal to the fair market value of common stock on the date of grant determined on the basis of the average high and low sales prices as reported by the NYSE Composite Transaction Tape. For stock options granted on or after April 23, 2009, the exercise price is equal to the closing price of common stock on the date of grant as reported by the NYSE Composite Transaction Tape.

(4) Market value based on the closing price of a share of Capital One's common stock on the last trading day of 2013 as reported by the NYSE Composite Transaction Tape.

(5) Vested in full on the fifth anniversary of the date of grant.

(6) Vested or vests in full on the third anniversary of the date of grant.

(7) Vests in full on February 10 after the third anniversary of the date of grant, subject to performance-based vesting provisions (see "Performance-Based Vesting Provisions" in the "Compensation Discussion and Analysis" section on page 44 for details).

(8) For grants awarded prior to January 1, 2012, vested or vests in full on the third anniversary of the date of grant. For grants awarded after January 1, 2012, vests in full on February 10 after the third anniversary of the date of grant, subject to performance-based vesting provisions (see "Performance-Based Vesting Provisions" in the "Compensation Discussion and Analysis" section on page 44 for details).

(9) Represents the maximum number of shares the executive may receive under the performance share awards granted on January 31, 2012 and January 31, 2013, and the actual shares awarded (including accrued dividends paid out as additional shares) for the January 26, 2011 performance share awards, which were issued on March 10, 2014 with the following issuance date values: $12,726,427 for Mr. Fairbank; $1,649,467 for Mr. Perlin; $1,287,996 for Mr. Schneider; and $1,114,925 for Mr. Finneran. The actual number of shares an executive receives under a performance share award is dependent on the Company's performance over the applicable three-year performance period and may range from 0% to 200% of the target number of shares for the grants made in 2012 and from 0% to 150% of target for the grants made in 2013.

(10) Vests 20% annually beginning on the first anniversary of the date of grant.

(11) Vested or vests 33% annually beginning on the first anniversary of the date of grant.

(12) Vested or vests 33% annually beginning on February 10 after the first anniversary of the date of grant, subject to performance-based vesting provisions (see "Performance-Based Vesting Provisions" in the "Compensation Discussion and Analysis" section on page 44 for details).

(13) For grants awarded prior to January 1, 2012, vested 33% annually beginning on the first anniversary of the date of grant, except that the unvested portion of Mr. Witter's restricted stock units awarded in 2010 vests on January 15, 2014. For grants awarded after January 1, 2012, vested or vests 33% annually beginning on February 10 after the first anniversary of the date of grant. Restricted stock grants awarded after January 1, 2012 are subject to performance-based vesting provisions (see "Performance-Based Vesting Provisions" in the "Compensation Discussion and Analysis" section on page 44 for details).

(14) Represents the maximum number of shares Mr. Witter may receive under the performance share awards granted on January 31, 2012 and January 31, 2013. The actual number of shares an executive receives under a performance share award is dependent on the Company's performance over the applicable three-year performance period and may range from 0% to 200% of the target number of shares for the grant made in 2012 and from 0% to 150% of target for the grant made in 2013.

## Pension Benefits

***Capital One Programs***

Prior to November 1995, Capital One offered a Cash Balance Pension Plan ("CBPP") and an Excess Cash Balance Plan ("Excess CBPP") to all full-time salaried associates and certain executive officers. Both of these programs were frozen in December 1995; however, interest credits continue to accrue on plan balances on a quarterly basis for the CBPP and on a monthly basis for the Excess CBPP. The CBPP crediting rate changes annually based on the average annual yield of 5-year Treasury Securities for the preceding 12 months ending October of the prior year (0.8% annual average for 2013). The Excess CBPP interest crediting rate changes monthly based on the Wall Street Journal Prime Rate (3.3% annual average for 2013).

Messrs. Fairbank and Finneran participated in these programs. The estimated annual payouts upon retirement in the CBPP and the Excess CBPP as of December 31, 2013, are $2,148 and $6,544, respectively, for Mr. Fairbank, and $1,504 and $1,027, respectively, for Mr. Finneran. These projected benefits assume interest credits under the CBPP to be 3.35% credited quarterly and under the Excess CBPP to be 4.60% credited monthly. Accounts in either plan are distributed after separation from service. Distribution options from the CBPP plan are lump sum (eligible for rollover to another qualified plan or personal IRA) or an annuity option. The Excess CBPP will be distributed in the same form as the CBPP, as a lump sum (not eligible for rollover) or as an annuity. Since the CBPP and Excess CBPP are account-based defined benefit plans, years of service are not tracked.

## 2013 Pension Benefits Table

| Name and Principal Position | Plan Name (1) | Present Value of Accumulated Benefit (2,3,4) | Payments During Last Fiscal Year |
|---|---|---|---|
| Richard D. Fairbank<br>Chairman, CEO and President | Cash Balance Pension Plan<br>Excess Cash Balance Plan | $25,890<br>$78,818 | $0<br>$0 |
| Stephen S. Crawford<br>Chief Financial Officer | - | - | - |
| Gary L. Perlin<br>Former Chief Financial Officer | - | - | - |
| Ryan M. Schneider<br>President, Card | - | - | - |
| John G. Finneran, Jr.<br>General Counsel and Corporate Secretary | Cash Balance Pension Plan<br>Excess Cash Balance Plan | $18,613<br>$12,708 | $0<br>$0 |
| Jonathan W. Witter<br>President, Retail and Direct Banking | - | - | - |

(1) In November 1995, Capital One amended the CBPP and the Excess CBPP to eliminate further pay-based credits to participants as of December 31, 1995, and to provide that there would be no new participants in such plans on or after January 1, 1996. Interest continues to be credited on plan balances on a quarterly (CBPP) or monthly (Excess CBPP) basis.

(2) For the CBPP, the interest crediting rate changes annually based on the average annual yield of 5-year Treasury Securities for the preceding 12 months ending October of the prior year. The average annual interest rate for 2013 was 0.8%. For the Excess Cash Balance Plan, the interest crediting rate changes monthly based on the Wall Street Journal Prime Rate. The average annual interest rate for 2013 was 3.3%.

(3) The amounts shown are the present value of the accrued benefit under the same actuarial assumptions and measurement date used for financial accounting purposes.

(4) Consistent with the measurement date used for financial disclosure for the pension plans, the amounts for each year are determined as of a December 31, 2013 measurement date.

## Capital One's Voluntary Non-Qualified Deferred Compensation Programs

Capital One offers its Voluntary Non-Qualified Deferred Compensation Plan ("VNQDCP") to eligible associates.

In 2013, our NEOs could elect to contribute up to 50% of the cash portion of their respective base salaries and up to 100% of the restricted stock unit portion of their respective base salaries on a tax-deferred basis. Messrs. Crawford, Perlin, Schneider, Finneran, and Witter participated in the program in 2013.

In 2013, 100% of the CEO's deferred cash bonus was mandatorily deferred for three years under the VNQDCP and will pay out in lump sum in the first quarter of 2016.

In addition to participant deferrals, Capital One makes contributions under the VNQDCP. Company contributions vest immediately when posted to the VNQDCP.

Participants in the VNQDCP have the option to direct their individual deferrals among thirteen different investment offerings made available by the plan: Fidelity Retirement Money Market Portfolio, PIMCO Total Return Fund Institutional, Dodge & Cox Balanced Fund, Dodge & Cox Stock Fund, Goldman Sachs Large Cap Value Fund, Northern Small Cap Value Fund, Fidelity Spartan S&P 500 Index Fund, Hartford Mid Cap Fund Y, Fidelity Capital Appreciation Fund, Wells Fargo Advantage Capital Growth Fund, The Hartford Small Company HLS IA Fund, Dodge & Cox International Stock Fund, and Lazard Emerging Markets Equity Portfolio IA. Individual investment returns experienced in 2013 were as follows: Mr. Fairbank 6.54% or $71,506, Mr. Crawford 4.85% or $7,830, Mr. Perlin 24.18% or $669,296, Mr. Schneider 0.01% or $22, Mr. Finneran -1.91% or -$45,671, and Mr. Witter 25.57% or $248,838. Distributions under the VNQDCP may be made to participants according to their respective elected schedule for distribution in accordance with plan terms. The distribution schedules available under the plan include lump sum and 5, 10 or 15 year annual installments. Distributions occur based upon the following events: termination of employment, death, disability, in-service distribution election or change of control.

Prior to December 31, 2005, Capital One offered its executives an Excess Savings Plan ("ESP"). The plan was frozen as of December 31, 2005; no additional participants are permitted to enter the plan, and no compensation is taken into account after this date. Messrs. Fairbank, Perlin, Schneider, and Finneran participated in the ESP and, as such, returns on these investments are reported for 2013. Effective January 1, 2008, the ESP was merged into the VNQDCP, and participants in the ESP have the option to direct their individual investments among the same offerings as the VNQDCP. Individual investment returns experienced in 2013 were as follows: Mr. Fairbank 32.37% or $92,898, Mr. Perlin -1.92% or -$1,980, Mr. Schneider 0.01% or $13, and Mr. Finneran 10.81% or $112,918.

## 2013 Non-Qualified Deferred Compensation Table

| Name and Principal Position | Plan Name | Executive Contributions in Last FY (1) | Registrant Contributions in Last FY (2) | Aggregate Earnings in Last FY (3) | Aggregate Withdrawals/ Distributions | Aggregate Balance at Last FYE (4) |
|---|---|---|---|---|---|---|
| Richard D. Fairbank Chairman, CEO and President | Voluntary Non-Qualified Deferred Compensation Plan | $2,187,500 | $0 | $71,506 | $0 | $ 2,259,006 |
| | Excess Saving Plan | $0 | $0 | $92,898 | $0 | $ 379,846 |
| | 2003 Performance Share Award (5) | $0 | $0 | $4,514,583 | $0 | $18,515,105 |
| Stephen S. Crawford Chief Financial Officer | Voluntary Non-Qualified Deferred Compensation Plan | $11,538 | $198,600 | $7,830 | $0 | $ 217,968 |
| | Excess Saving Plan | - | - | - | - | - |
| Gary L. Perlin Former Chief Financial Officer | Voluntary Non-Qualified Deferred Compensation Plan | $13,350 | $192,600 | $669,296 | $0 | $ 3,539,805 |
| | Excess Saving Plan | $0 | $0 | -$1,980 | $0 | $ 101,032 |
| Ryan M. Schneider President, Card | Voluntary Non-Qualified Deferred Compensation Plan | $10,933 | $157,001 | $22 | $147,403 | $ 330,533 |
| | Excess Saving Plan | $0 | $0 | $13 | $0 | $ 129,333 |
| John G. Finneran, Jr. General Counsel and Corporate Secretary | Voluntary Non-Qualified Deferred Compensation Plan | $9,538 | $135,930 | -$45,671 | $0 | $ 2,416,048 |
| | Excess Saving Plan | $0 | $0 | $112,918 | $0 | $ 1,157,351 |
| Jonathan W. Witter President, Retail and Direct Banking | Voluntary Non-Qualified Deferred Compensation Plan | $17,415 | $124,467 | $248,838 | $0 | $ 1,290,092 |
| | Excess Saving Plan | - | - | - | - | - |

(1) Reflects executive contributions made for 2013. Mr. Fairbank's executive contribution under the VNQDCP was a mandatory deferral of the deferred cash bonus awarded in January 2013 for 2012 performance, which was reported in the 2012 Summary Compensation Table. For Messrs. Crawford, Perlin, Schneider, Finneran, and Witter, all executive contributions under the VNQDCP were made in the form of base salary deferrals, and are reported in the 2013 Summary Compensation Table.

(2) Registrant contributions are also included in the amounts reported as "Company Contributions to Defined Contribution Plans" in footnote 8 to the Summary Compensation Table.

(3) Includes earnings on total assets in the VNQDCP and the ESP.

(4) All the amounts shown in this column, other than earnings on deferred compensation, were included in compensation amounts reported in prior years for those executives that were NEOs in such prior years and in the amounts required to be reported pursuant to the then applicable rules. Of these balances, the following amounts were reported in the Summary Compensation Tables in prior year proxy statements beginning with the 2007 proxy statement: Mr. Perlin $802,079; Mr. Schneider $31,581; and Mr. Finneran $1,070,184.

(5) Includes the value of restricted stock units that were granted to Mr. Fairbank in December 2003, subject to Capital One's earnings per share performance relative to its comparator group over a three-year period from January 1, 2004 through December 31, 2006 (the "Performance Period"). On March 2, 2007, the independent directors of the Board certified, following the end of the Performance Period, the achievement of the performance target. Because the Company ranked in the 76th percentile for the Performance Period relative to the comparator group, Mr. Fairbank acquired the right to receive 241,680 shares of Capital One's common stock on March 31, 2007. Delivery of these shares is deferred until the end of Mr. Fairbank's employment with the Company. Similar to other deferred compensation, Mr. Fairbank neither acquired these shares nor realized any value from these shares in 2013.

## Potential Payments Upon Termination or Change of Control

***Overview***

The disclosure in the table below illustrates payouts that the named executive officers could receive under certain hypothetical termination scenarios. Actual circumstances resulting in the departure of a named executive officer cannot be predicted and may differ from the assumptions used in the information outlined below. The Company has adopted plans providing certain standards governing named executive officer separation payments (reflected in the table below) in order to protect the Company's interests in the event of an acquisition as well as to provide competitive benefits to senior executives.

The Compensation Committee reviews each executive officer's separation on a case by case basis and exercises its business judgment, with the approval of the independent directors, to customize the terms of such separations in consideration of the relevant circumstances, including:

- The reasons for the separation;
- Market competitive practices for comparable separation scenarios;
- Potential benefits to the Company, such as retaining its competitive advantage, maintaining a positive reputation internally and externally, and preserving its ability to recruit highly talented executives;
- The executive's tenure and contributions to the Company's success;
- The executive's willingness to provide legal waivers and/or enter into agreements not to compete with the Company or to solicit the Company's employees or customers; and
- The resulting impact of the separation terms on the Company and its stockholders.

***Restrictive Covenants***

Capital One maintains a competitive advantage in part through the intellectual property developed and utilized by our senior executives. Capital One has asked certain NEOs to enter into various agreements that contain restrictive covenants related to confidentiality, non-competition, non-solicitation and ownership of work product, as described below.

Standard Non-Competition Agreement

Under Capital One's standard non-competition agreement program, NEOs may be restricted as to what competitive services they may provide to an entity following separation from Capital One, typically for a period of up to two years. In recognition of these restrictions, the agreement calls for payments to be made to the NEO during periods of enforcement of the non-competition restrictions, subject to certain circumstances and conditions. Messrs. Crawford, Perlin, and Schneider are parties to standard non-competition agreements.

For 2013, potential payments following termination under the standard non-competition agreement are 15% of the NEO's target total compensation for each year of enforcement and up to eighteen months of subsidized health insurance premiums under COBRA if the NEO elects such coverage, subject to certain terms and conditions. For voluntary terminations, the previously described payments are only made for the second year of enforcement. In the case of the NEO's involuntary termination for any reason other than death, disability or cause, the payments are made in two lump sums, the first following termination and the second upon completion of the enforcement period. However, there are no payments under the non-competition agreement if benefits are payable under a change of control agreement. Payments related to the non-competition agreement are separate from any severance payments that may be made upon the NEO's departure. However, severance payments are typically offset in part by payments related to the non-competition agreement so that total payment amounts are consistent with the program's intent.

Non-Competition and Non-Solicitation of Customer Agreement

Mr. Witter is party to a non-competition and non-solicitation of customer agreement. For 2013, potential payments following termination are an amount equal to his cash base salary in effect on his termination date for each year of enforcement and up to eighteen months of subsidized health insurance premiums under COBRA if Mr. Witter elects such coverage, subject to certain terms and conditions. The payments are made in two lump sums, the first following termination and the second following the completion of the second year anniversary of his termination. Mr. Witter is entitled to such payments only if Capital One terminates his employment, other than for cause, death or disability, and enforces the non-competition covenant. He is not entitled to payment under his non-competition agreement if he voluntarily terminates his employment. In addition, the agreement includes a two year covenant not to solicit customers.

Confidentiality, Work Product and Non-Solicitation of Employee Agreement

Messrs. Crawford, Perlin, Schneider, and Witter are parties to confidentiality, work product and non-solicitation of employee agreements. The confidentiality provisions of these agreements generally provide that at all times during and following employment with the Company, the NEO may not use for personal benefit or the benefit of others, or divulge to others, any of Capital One's confidential information, except as expressly authorized by Capital One or required by legal process.

Further, the NEO, upon separation from Capital One, shall return any and all of Capital One's confidential information to Capital One.

Generally, under the non-solicitation of employee provisions of these agreements, for a period of two years following separation from Capital One, the NEO shall not directly or indirectly solicit or induce any associate of Capital One to become employed by any person or entity engaged in competition with Capital One, hire or engage any associate of Capital One to provide services to a competitor, or directly or indirectly solicit or induce any associate of Capital One to end his or her employment based on confidential information the NEO learned about the employee while they were employed by Capital One.

***Payments under Certain Termination Scenarios***

Upon separation from the Company, the named executive officers, regardless of the reason for termination, receive certain payments, such as accrued but unused vacation pay and amounts earned and vested under the Company's qualified and non-qualified retirement programs. In addition, cash-settled restricted stock units granted to NEOs after the end of a performance year continue to vest according to the original provisions upon separation except for cause because these are deferred awards attributable to prior performance and are intended to replace cash bonuses, which would otherwise already have been paid to an executive.

Voluntary Termination

An NEO who voluntarily terminates employment with Capital One may receive payments related to non-competition covenants (described above, if applicable) and any contractual payments to which the NEO may otherwise be entitled. In addition, an NEO has the ability following separation to exercise vested but unexercised options for 3 months following voluntary termination.

Involuntary Termination Without Cause

An NEO whose employment with Capital One is terminated involuntarily, for performance or job elimination, is entitled to receive the amounts set forth in the Company's Executive Severance Plan. For 2013, potential payments under the Executive Severance Plan were 30% of total target compensation. If an NEO's Non-Competition Agreement is enforced, payments under the Executive Severance Plan will be offset by any amounts paid under the Non-Competition Agreement and the NEO will be eligible for (i) an additional payment of up to 90% of the severance payments in exchange for executing a release of claims against the Company, as well as (ii) continued coverage through broad-based and executive life insurance programs, outplacement services and any contractual payments to which the NEO may otherwise have been entitled. Performance shares granted to NEOs will vest on a pro-rata basis if an involuntary termination without cause occurs during the performance period. For outstanding performance shares granted to the CEO, an involuntary termination without cause prior to January 1 of the year following the year in which the grant is made will result in the award being forfeited in its entirety. A subsequent involuntary termination without cause will result in the award vesting, in whole or in part, after the completion of the applicable performance period based on Company performance during the performance period. In addition, named executive officers have the ability following separation to exercise vested but unexercised options for two years. If a named executive officer's employment with Capital One is terminated as a result of death or disability, his unvested stock options, restricted stock and restricted stock units will vest in full and his performance shares will vest on a pro-rata basis based on actual Company performance during the performance period.

Termination for Cause

Generally, an NEO whose employment with Capital One is terminated for cause receives no additional benefits but is required to comply with any applicable restrictive covenants related to confidentiality, non-competition, non-solicitation of employees or customers, and ownership of work product, as described above. In addition, if terminated for cause, named executive officers have the ability following separation to exercise vested but unexercised options for 3 months.

Payments upon Retirement

As with all executives who are eligible for retirement, named executive officers who retire from Capital One may receive the following amounts: payments related to non-competition covenants as if they had terminated voluntarily (described above); partially subsidized participation in retiree medical coverage (including dependants as applicable), provided that the executive became eligible to retire on or before December 31, 2012; coverage through the executive life insurance program (at a reduced benefit); and any contractual payments to which he or she may otherwise be entitled.

Upon retirement, shares of restricted stock, restricted stock units (other than the portion of base salary delivered as restricted stock units) and stock options continue to vest according to their original terms, which, for shares of restricted stock, stock-settled restricted stock units (all restricted stock units for the CEO) and stock options granted on or after 2012, also includes performance-based vesting provisions. In addition, performance shares granted to named executive officers will continue to vest after retirement, except the 2013 performance share grant to the CEO which would be forfeited if he retired on or before December 31, 2013. For stock options granted on or before December 1, 2005, the executive has one year from the date of separation to exercise vested but unexercised options. Stock options granted after December 1, 2005 must be exercised by the earlier of five years from the date of retirement or the expiration of the option term. Unvested stock options will continue to vest after retirement according to their original terms, and all stock options may be exercised until the expiration of the option term.

***Change of Control***

Each named executive officer is a party to an agreement (a "Change of Control Agreement") that provides for certain payments in the event his or her employment is terminated within two years following (or in anticipation of) a change of control, either involuntarily without cause or voluntarily for good reason. Amounts payable in each of these scenarios are outlined below.

In the agreements, a change of control occurs if one or more of the following events take place: (i) an acquisition of 20% or more of Capital One's common stock or the combined voting power of the voting securities by a person or group, (ii) certain changes in the majority of the Board of Directors, (iii) consummation of a reorganization, merger, share exchange or consolidation or similar transaction, sale of all assets or the acquisition of another company, except where all or substantially all of Capital One's stockholders receive 50% or more of the stock of the resulting company, at least a majority of the board of directors of the resulting company were incumbent board members, and no person owns 20% or more of the resulting company who did not own such stock immediately before the business combination or (iv) approval by stockholders of a complete liquidation or dissolution of Capital One.

Involuntary Termination For Cause

Named executive officers terminated involuntarily for cause following a change of control receive no additional benefits.

Voluntary Termination With Good Reason or Involuntary Termination Without Cause

For 2013, the potential payments that the named executive officers could receive under certain termination scenarios are based on a percentage of target total compensation. For the CEO, the potential payments are based on a multiple of his notional salary (as described below). As of December 31, 2013, if a change of control of Capital One occurs, then following a voluntary termination with good reason or involuntary termination without cause, a named executive officer may receive certain benefits as outlined below:

- The CEO will be entitled to receive a lump-sum payment of 2.5 times his current notional salary.
- An NEO will be entitled to receive:
  - The cash value, prorated through the date of termination, of the current year's target annual incentive award, whether in the form of cash or equity-based compensation; and
  - 112.5% of the highest of (i) the NEO's current target total compensation, (ii) the NEO's target total compensation for the prior year, or (iii) the NEO's actual total compensation for the prior year.
- The CEO or an NEO will also be entitled to receive:
  - An amount equal to the employer contributions under the Company's qualified and non-qualified retirement, healthcare and life insurance programs for 2.5 years as well as access to such healthcare and life insurance plans for the named executive officer (and dependants as applicable);
  - Service credit of 2.5 years for purposes of determining vesting under any supplemental or excess defined contribution plan and eligibility under any applicable retiree medical plan;
  - Outplacement services of up to $30,000 for one full year (the named executive officer must begin to take advantage of the services within one year of the date of termination); and
  - Any contractual payments to which the named executive officer may otherwise have been entitled.

As for all associates holding equity awards, all outstanding awards under Capital One's stock incentive plans vest immediately upon a change of control.

In addition, as of December 31, 2013, Messrs. Perlin, Schneider, Finneran, and Witter were parties to Change of Control Agreements under which they were entitled to an additional payment in an amount such that after the payment of all income and excise taxes, they would have been in the same after-tax position as if no excise tax had been imposed, provided that the gross-up results in an after-tax benefit of at least 110% of the applicable safe harbor amount (in the event the payments do not meet that threshold, payments are reduced so that no excise tax is imposed). All named executive officer Change of Control Agreements providing for a potential excise tax gross-up after a change of control have expired prior to the date of this proxy statement and have been replaced with new Change of Control Agreements that do not provide for an excise tax gross-up.

***Richard D. Fairbank***

Mr. Fairbank receives no regular base salary. In light of this, for 2013, Mr. Fairbank's payment in the event of a termination following a change of control was based on a notional salary of $1 million. The Committee reviews and establishes this amount on an annual basis, based on market trends related to CEO compensation and recommendations provided by F.W. Cook. Mr. Fairbank is a party to a Change of Control Agreement.

***Stephen S. Crawford***

Mr. Crawford is generally eligible for the same payments upon termination as the other NEOs at Capital One. For 2013, these payments were calculated based on his 2013 target total compensation value. Mr. Crawford is a party to a standard Non-Competition Agreement and a Confidentiality, Work Product and Non-Solicitation of Employee Agreement, as well as to a Change of Control Agreement.

***Gary L. Perlin***

As previously announced, Mr. Perlin retired from his role as Chief Financial Officer of the Company effective May 24, 2013, and separated from the Company on February 1, 2014. Until his separation from the Company, Mr. Perlin was a party to a Change of Control Agreement. Mr. Perlin is currently a party to a standard Non-Competition Agreement and a Confidentiality, Work Product and Non-Solicitation of Employee Agreement, as well as to a Special Agreement and Release.

***Ryan M. Schneider***

Mr. Schneider is generally eligible for the same payments upon termination as the other NEOs at Capital One. For 2013, these payments were calculated based on his 2013 target total compensation value. Mr. Schneider is a party to a standard Non-Competition Agreement and a Confidentiality, Work Product and Non-Solicitation of Employee Agreement, as well as to a Change of Control Agreement.

***John G. Finneran, Jr.***

Mr. Finneran is generally eligible for the same payments upon termination as the other NEOs at Capital One. For 2013, these payments were calculated based on his 2013 target total compensation value. Mr. Finneran is a party to a Change of Control Agreement.

***Jonathan W. Witter***

Mr. Witter is a party to a Non-Competition and Non-Solicitation of Customer Agreement as discussed above in the "Non-Competition and Non-Solicitation of Customer Agreement" section beginning on page 64 and is eligible for the payments described above pursuant to that agreement. For 2013, certain payments were calculated based on his 2013 target total compensation value and his 2013 cash base salary. Mr. Witter is also party to a Confidentiality, Work Product and Non-Solicitation of Employee Agreement, as well as to a Change of Control Agreement.

## 2013 Potential Payments and Benefits Upon Termination or Change of Control Tables by Named Executive Officer

| Name and Principal Position | Situation | Cash Severance (1) | Retirement Plan Contributions (2) | Acceleration and Continuation of Equity Awards (3) | Continuation of Medical/Welfare Benefits (4) | Excise Tax Gross Up (5) | Total |
|---|---|---|---|---|---|---|---|
| Richard D. Fairbank Chairman, CEO and President | Voluntary Termination | NA | NA | NA | NA | NA | NA |
| | Involuntary Termination | NA | NA | NA | NA | NA | NA |
| | Retirement | $0 | $0 | $81,305,031 | $419,000 | $0 | $81,724,031 |
| | For Cause Termination | $0 | $0 | $0 | $0 | $0 | $0 |
| | CIC* | $2,503,131 | $0 | $93,207,391 (6) | $241,021 | NA | $95,951,543 |
| Stephen S. Crawford Chief Financial Officer | Voluntary Termination | $1,125,000 | $0 | $0 | $0 | $0 | $1,125,000 |
| | Involuntary Termination | $4,275,000 | $0 | $13,330,140 | $15,491 | $0 | $17,620,631 |
| | Retirement | NA | NA | NA | NA | NA | NA |
| | For Cause Termination | $0 | $0 | $0 | $0 | $0 | $0 |
| | CIC* | $8,645,041 | $544,994 | $13,330,140 (6) | $183,195 | NA | $22,703,370 |
| Gary L. Perlin Former Chief Financial Officer (7) | Retirement | $0 | $0 | $16,106,778 | $404,000 | $0 | $16,510,778 |
| Ryan M. Schneider President, Card | Voluntary Termination | $822,750 | $0 | $3,265,042 | $0 | $0 | $4,087,792 |
| | Involuntary Termination | $3,126,450 | $0 | $5,089,098 | $14,193 | $0 | $8,229,741 |
| | Retirement | NA | NA | NA | NA | NA | NA |
| | For Cause Termination | $0 | $0 | $0 | $0 | $0 | $0 |
| | CIC* | $7,002,385 | $440,529 | $12,121,187 (6) | $84,634 | $7,486,728 | $27,135,463 |
| John G. Finneran, Jr. General Counsel and Corporate Secretary | Voluntary Termination | $0 | $0 | $11,272,420 | $0 | $0 | $11,272,420 |
| | Involuntary Termination | $1,435,500 | $0 | $11,272,420 | $10,000 | $0 | $12,717,920 |
| | Retirement | $0 | $0 | $11,272,420 | $311,000 | $0 | $11,583,420 |
| | For Cause Termination | $0 | $0 | $0 | $0 | $0 | $0 |
| | CIC* | $5,404,651 | $388,123 | $11,272,420 (6) | $200,252 | $0 | $17,265,446 |
| Jonathan W. Witter President, Retail and Direct Banking | Voluntary Termination | $0 | $0 | $1,962,901 | $0 | $0 | $1,962,901 |
| | Involuntary Termination | $2,948,000 | $0 | $7,086,261 | $14,151 | $0 | $10,048,412 |
| | Retirement | NA | NA | NA | NA | NA | NA |
| | For Cause Termination | $0 | $0 | $0 | $0 | $0 | $0 |
| | CIC* | $5,617,027 | $359,430 | $11,995,502 (6) | $168,664 | $6,464,506 | $24,605,129 |

* Represents potential payments and benefits upon change of control for involuntary termination without cause or voluntary for good reason. "Acceleration and Continuation of Equity Awards" represents the value of equity where vesting is accelerated upon change of control, assuming, where applicable, that all performance metrics have been achieved at their target level.

The table above is intended to reflect potential payments to named executive officers across a range of potential separation scenarios, assuming the change of control or separation occurred on December 31, 2013.

The amounts shown in the table above do not include payments and benefits that are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. The named executive officers also are eligible to receive certain pension benefits and certain qualified and non-qualified deferred compensation amounts upon termination. These amounts are outlined in the 2013 Pension Benefits Table on page 61 and the 2013 Non-Qualified Deferred Compensation Table on page 63, respectively, and are not included in the table above.

Other amounts not included in the table above are the following:

- Accrued salary, bonus and vacation pay as of the date of termination; and
- Welfare benefits generally available to all retirees, including retiree medical programs.

(1) Represents cash amounts paid for severance or in relation to enforcement of non-competition covenants as described under "Restrictive Covenants" beginning on page 64. In cases where the executive is eligible for both types of payments, non-competition amounts typically offset severance amounts in whole or in part. Cash-settled restricted stock unit awards granted after the end of a performance year are included in the "Acceleration and Continuation of Equity Awards" column. Mr. Finneran would receive a reduction in CIC severance payments in order to meet safe harbor limitations, which is reflected in the cash severance amounts reported above.

(2) Represents the value of projected contributions to retirement plans during the severance period.

(3) Represents the value of equity where vesting is accelerated or continued by the triggering event. For stock options, this represents the in-the-money value. For stock awards, this represents the fair market value of the shares. Most currently unvested equity awards held by our retirement eligible executives will continue to vest according to their original terms following retirement, which includes a voluntary or involuntary termination after a named executive officer becomes eligible for retirement. Messrs. Fairbank, Perlin, and Finneran were the only named executive officers eligible for retirement as of December 31, 2013.

(4) Represents the value of potential payments made on the executive's behalf for continuation of medical and welfare benefits during the severance period. Includes programs such as medical, dental, insurance, outplacement services and related benefits. Only includes programs that are specific to the named executive officers; does not include the value of programs generally available to all employees upon separation from the Company.

(5) Represents the value of projected excise tax and related gross-up payments under agreements that were in effect as of December 31, 2013 but which have since expired. As of March 1, 2011, Capital One changed its practice relating to excise tax gross-ups to which the CEO and NEOs may be entitled if terminated after a change of control. All change of control agreements providing for a potential excise tax gross-up have expired and have been replaced with agreements that do not provide for an excise tax gross-up. Messrs. Fairbank and Crawford were parties to the new form of Change of Control Agreement as of December 31, 2013. See "Change of Control Agreements" in the "Compensation Discussion and Analysis" section on page 48 for more information.

(6) Most currently unvested equity awards will be treated in a similar manner following a named executive officer's termination of employment for death or disability. Due to differences in the vesting provisions of performance shares, the value of the acceleration and continuation of unvested equity awards for each named executive officer following the termination of his employment for death or disability on December 31, 2013 would have been: $80,392,874 for Mr. Fairbank, $13,330,140 for Mr. Crawford, $11,096,348 for Mr. Schneider, $10,206,686 for Mr. Finneran, and $11,074,179 for Mr. Witter.

(7) As previously announced, Mr. Perlin retired from his role as Chief Financial Officer of the Company effective May 24, 2013, and separated from the Company on February 1, 2014.

## SECTION VII – EQUITY COMPENSATION PLANS

### Equity Compensation Plan Information

The following table provides information as of December 31, 2013, with respect to shares of Capital One common stock that may be issued under our existing compensation plans.

| Plan Category | Number of Securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights (3) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders (1) | 13,713,649 (4) | $56.87 | 17,328,992 (6) |
| Equity compensation plans not approved by security holders (2) | 619,435 (5) | $68.66 | 0 (7) |
| Total | 14,333,084 | $57.41 | 17,328,992 |

(1) The following plans have been approved by Capital One stockholders and are currently in effect: the 2004 Stock Incentive Plan and the 2002 Associate Stock Purchase Plan.

(2) The 1999 Directors Plan, which is described below, was terminated in April 2009 and has not been approved by Capital One stockholders. In conjunction with the acquisition of Hibernia National Bank ("Hibernia") in November 2005, Capital One assumed three existing Hibernia stock incentive plans. In conjunction with the acquisition of North Fork Bancorporation ("North Fork") in December 2006, Capital One assumed fifteen existing North Fork stock incentive plans. Options outstanding under these plans were converted to Capital One options outstanding and are included in the amounts reported in this row. As of December 31, 2013, one Hibernia plan had options outstanding and six North Fork plans had options outstanding. All remaining Hibernia and North Fork options will expire by March 2016. There are no shares available for future issuance under the Hibernia or North Fork plans.

(3) Does not reflect restricted stock units and performance shares because they have no exercise price.

(4) Excludes purchase rights accruing under the 2002 Associate Stock Purchase Plan and 2,806,849 issued and unvested outstanding shares of restricted stock under the 2004 Stock Incentive Plan. Includes 1,561,848 shares, representing the maximum number of shares issuable pursuant to outstanding performance share awards under the 2004 Stock Incentive Plan and 465,825 shares subject to outstanding restricted stock units under the 2004 Stock Incentive Plan. Excludes shares of restricted stock and stock appreciation rights, to be settled in cash, under the 2004 Stock Incentive Plan.

(5) Includes 54,456 outstanding restricted stock units under the 1999 Directors Plan.

(6) Represents 7,891,492 shares available for future issuance under the 2004 Stock Incentive Plan; and 9,437,500 shares available for future issuance under the 2002 Associate Stock Purchase Plan as discounted shares purchased voluntarily by Capital One associates through regular payroll deductions.

(7) There are no shares available for future issuance under the equity compensation plans not approved by security holders.

### Description of Non-Stockholder Approved Equity Compensation Plans

Set forth below is a brief description of the material features of each Capital One equity compensation plan that was adopted without the approval of Capital One's stockholders and that had grants outstanding or shares available for issuance as of December 31, 2013.

## 1999 Directors Plan

The 1999 Directors Plan was adopted by the Board on April 29, 1999, and terminated on April 28, 2009. The plan authorized a maximum of 825,000 shares of Capital One's common stock for the grant of non-qualified stock options, restricted stock and restricted stock units to members of the Board who are not otherwise employed by Capital One or any subsidiary of Capital One at the time an award is granted. The number of shares available for issuance under the plan included shares granted under the plan subject to options that expired or otherwise terminated unexercised and shares forfeited pursuant to restrictions on restricted stock or deferred stock. The plan is administered by the Board.

The exercise price of stock options granted under the plan could not be less than the fair market value, as defined in the 1999 Directors Plan, of Capital One common stock on the date of grant. The maximum term of each stock option was ten years, and vesting schedules were determined at the time of grant. The Board could, in its discretion, grant options that by their terms became fully exercisable upon a change of control, as defined in the 1999 Directors Plan.

The Board could award restricted stock to eligible directors. During the restricted period, a director cannot dispose of any restricted shares and must forfeit any restricted shares granted to such director if he or she ceases to be a member of the Board. The Board had the authority to establish the terms and conditions upon which these restrictions will lapse. The Board could also, at any time, accelerate the time at which any or all restrictions would lapse or remove any and all such restrictions. Subject to any applicable restrictions, a participant who received an award of restricted stock would have all of the rights of a stockholder with respect to the shares subject to the award, including but not limited to the right to vote the shares and the right to receive all dividends and other distributions paid with respect to the shares.

The Board could award restricted stock units to eligible directors under the plan. The Board has the authority to establish, in its discretion, the length of the vesting period; any restrictions with respect to an award of restricted stock units and the terms and conditions upon which restrictions, if any, shall lapse.

The Board has retained the right to cancel any awards outstanding under the plan in exchange for a cash payment equal to any such award's value as of the date of cancellation.

Currently, no shares are available for issuance under this plan other than shares subject to outstanding equity awards under the plan.

## SECTION VIII – COMPENSATION COMMITTEE REPORT

All members of the Compensation Committee participated in the review and discussion of the Compensation Discussion and Analysis ("CD&A") with management. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the CD&A be included in this proxy statement.

| | |
|---|---|
| The Compensation Committee | Mayo A. Shattuck III (Chair)<br>Patrick W. Gross<br>Ann Fritz Hackett<br>Lewis Hay, III<br>Benjamin P. Jenkins, III |

The foregoing Report of the Compensation Committee on Executive Compensation shall not be deemed to be soliciting material or filed with the SEC and is not incorporated by reference into any of Capital One's previous or future filings with the SEC, except as otherwise explicitly specified by Capital One in any such filing.

## SECTION IX – AUDIT COMMITTEE REPORT

The Board of Directors restructured its Audit and Risk Committee into two separate Committees, which are the current Audit Committee and Risk Committee, in May 2013. The charter of the Audit Committee was most recently approved by the Committee and the full Board of Directors on January 29, 2014.

In accordance with its charter, the Audit Committee assists the Board of Directors in the oversight of:

- The integrity of Capital One's financial statements and internal controls;
- The qualifications, independence and performance of Capital One's independent auditor;
- The performance of Capital One's internal auditor; and
- Capital One's compliance with legal and regulatory requirements.

The Audit Committee has implemented procedures to enable it to devote the attention it deems appropriate to each of the matters assigned to it under its charter. In carrying out its responsibilities, the Audit Committee and the former Audit and Risk Committee met a total of ten times during 2013, with the Audit Committee meeting five times since June 2013 and the former Audit and Risk Committee meeting five times prior to the restructuring in May 2013. Pursuant to Capital One's Corporate Governance Principles and applicable law, the Audit Committee is comprised solely of independent directors.

In discharging its oversight responsibility, the Audit Committee has reviewed and discussed Capital One's audited financial statements for the fiscal year ended December 31, 2013, and the assessment of the effectiveness of Capital One's internal control over financial reporting, with management and Ernst & Young LLP ("Ernst & Young"), Capital One's independent auditors. The Audit Committee has also discussed with Ernst & Young the matters required to be discussed under the rules adopted by the Public Company Accounting Oversight Board. In addition, the Audit Committee has received the written disclosures and the letter from Ernst & Young required by the applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communications with the Audit Committee concerning independence and has discussed with Ernst & Young their independence from Capital One. Based on its review and discussions with management and Ernst & Young, and pursuant to a delegation of authority from the Board of Directors, the Audit Committee has approved the inclusion of the audited financial statements in Capital One's Annual Report on Form 10-K for the fiscal year ending December 31, 2013, for filing with the SEC.

The Audit Committee:

Bradford H. Warner (Chair and "Audit Committee Financial Expert")
Benjamin P. Jenkins, III
Peter E. Raskind ("Audit Committee Financial Expert")
Catherine G. West

The foregoing Report of the Audit Committee shall not be deemed to be soliciting material or filed with the SEC and is not incorporated by reference into any of Capital One's previous or future filings with the SEC, except as otherwise explicitly specified by Capital One in any such filing.

## SECTION X – ELECTION OF DIRECTORS (ITEM 1 ON PROXY CARD)

All of Capital One's directors are elected at each annual meeting of stockholders and hold such office until the next annual meeting of stockholders, and until their successors are duly elected and qualified. Each nominee has consented to serve a one-year term. Information about the proposed nominees for election as directors is set forth under "Information about our Directors and Executive Officers" in the "Corporate Governance at Capital One" section beginning on page 17 of this proxy statement.

In the event a nominee ceases to be available for election, the Board of Directors may designate a substitute as a nominee or reduce the size of the Board. If the Board designates a substitute nominee, proxies will be voted for the election of such substitute. As of the date of this proxy statement, the Board of Directors has no reason to believe that any of the nominees will be unable or unwilling to serve as a director.

The nominees for election this year are:

| | |
|---|---|
| **Richard D. Fairbank** | **Pierre E. Leroy** |
| **Patrick W. Gross** | **Peter E. Raskind** |
| **Ann Fritz Hackett** | **Mayo A. Shattuck III** |
| **Lewis Hay, III** | **Bradford H. Warner** |
| **Benjamin P. Jenkins, III** | **Catherine G. West** |

***

The Board of Directors unanimously recommends that you vote **"FOR"** each of these director nominees.

## SECTION XI – RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS (ITEM 2 ON PROXY CARD)

The Audit Committee, pursuant to authority granted to it by the Board of Directors, is directly responsible for the appointment, compensation, retention and oversight of Capital One's independent auditors. The Audit Committee evaluates the independent auditors' qualifications, performance and independence at least annually and periodically considers whether to continue to retain our current independent auditor or engage another firm. In connection with applicable partner rotation requirements, the Audit Committee and its Chair are involved in considering the selection of Ernst & Young's new lead engagement partner.

For 2014, the Audit Committee has appointed the firm of Ernst & Young as independent auditors. Ernst & Young has served as Capital One's independent auditors since 1994. The members of the Audit Committee and the Board believe that the continued retention of Ernst & Young as Capital One's independent auditors is in the best interests of Capital One and its stockholders.

The Board of Directors is submitting this proposal to the vote of the stockholders as a matter of good corporate governance. If stockholders do not ratify the selection of Ernst & Young, the Audit Committee will reconsider their appointment as our independent auditors.

The fees billed for professional services provided by Ernst & Young for fiscal years 2013 and 2012 are shown in the following table:

| Fees (dollars in millions) | 2013 | 2012 |
|---|---|---|
| Audit Fees | $10.22 | $11.16 |
| Audit-Related Fees | $1.49 | $1.36 |
| Tax Fees | $0.04 | $0.04 |
| All Other Fees | $0.00 | $0.00 |

Audit fees include fees for the audit of our annual financial statements, the review of financial statements included in our quarterly reports on Form 10-Q and services that normally would be provided by the auditor in connection with statutory and regulatory filings or engagements and that generally only the independent auditor can provide. In addition to fees for an audit or review in accordance with generally accepted auditing standards, this category contains fees for comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC. Audit-related fees are assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and traditionally are performed by the independent auditor, such as: employee benefit plan audits; due diligence related to mergers and acquisitions; internal control reviews; attestation services that are not required by statute or regulation; and consultation concerning financial accounting and reporting standards. Tax fees include corporate and subsidiary compliance, consulting, international and employee benefit services. All other fees would include fees for services that are not defined as Audit, Audit-related or Tax and are not specifically prohibited by the SEC.

The Audit Committee is responsible for overseeing the amount of Audit fees paid to Ernst & Young. The Audit Committee has reviewed the fees paid to Ernst & Young and has considered whether the fees paid for non-Audit services are compatible with maintaining Ernst & Young's independence. The Audit Committee also adopted policies and procedures to approve services provided by Ernst & Young in accordance with the Sarbanes-Oxley Act of 2002 and rules of the SEC promulgated thereunder. These policies and procedures involve annual pre-approval by the Audit Committee of the types of services to be provided by Capital One's independent auditor and fee limits for each type of service on both a per engagement and aggregate level. Additional service engagements that exceed these pre-approved limits must be submitted to the Audit Committee for further pre-approval. Under the policy adopted by the Audit Committee, Tax fees are limited to 25% of combined Audit and Audit-related fees, and services that would fall under the category "All Other Fees" are prohibited. Capital One's policy, for administrative ease, allows for a $25,000 de minimis exception to the pre-approval procedures; however, any services provided pursuant to this exception must be approved at the next meeting of the Audit

Committee. Additionally, Capital One has established policies to provide for adherence to Sarbanes-Oxley Act requirements relating to the rotation of partners engaged in Capital One's audit by the independent auditors.

Representatives of Ernst & Young are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

***

The Board of Directors unanimously recommends that you vote **"FOR"** the ratification of Ernst & Young LLP as Capital One's independent auditors for 2014.

## SECTION XII – APPROVAL AND ADOPTION OF CAPITAL ONE'S THIRD AMENDED AND RESTATED 2004 STOCK INCENTIVE PLAN (ITEM 3 ON PROXY CARD)

Early in 2004 the Board of Directors adopted the Capital One Financial Corporation 2004 Stock Incentive Plan (the "2004 Plan"), which was then approved by stockholders at the Annual Meeting held on April 29, 2004. The 2004 Plan was subsequently resubmitted for approval, and reapproved by stockholders, at the Annual Meetings held on April 27, 2006, and April 23, 2009, in order to increase the number of shares available for issuance under the 2004 Plan and to make certain technical changes.

This year, the Board has adopted, subject to stockholder approval, an amended and restated version of the 2004 Plan (the "Third Amended and Restated 2004 Plan") in order to increase the number of shares of Capital One common stock (each a "Share," collectively, the "Shares") available for issuance under the 2004 Plan by an additional 15 million Shares, extend the term of the 2004 Plan for an additional 10 years, revise the list of performance metrics that may be used under the 2004 Plan, and make certain technical changes.

The current 2004 Plan share reserve of 40 million Shares, which number includes Shares that have already been issued or are subject to outstanding award under the 2004 Plan as described below, is not sufficient to cover all of the awards anticipated to be granted in 2015 and beyond, and thus Capital One needs to increase the reserve of Shares under the 2004 Plan so that it may continue to make equity awards that promote the interests of Capital One and its stockholders by ensuring that Capital One's executives and employees maintain a strong link to Company performance through their stock ownership. The Compensation Committee and the Board of Directors believe that compensating Capital One executives with equity awards encourages the creation of long-term stockholder value and the delivery of consistent medium- and long-term results. The 2004 Plan provides sound and safe governance and continued alignment with the interests of our stockholders and:

- Does not allow for repricing or cashing out of out-of-the-money stock options or stock appreciation rights;
- Does not allow reload stock option grants; and
- Does not include evergreen provisions.

The Board reviewed projected share usage when considering the number of additional shares to add to the 2004 Plan. Depending on scenarios and assumptions, the 15 million Shares proposed to be added to the 2004 Plan, in combination with the remaining authorized Shares and Shares added back to the 2004 Plan from forfeitures of awards granted under the 2004 Plan, is expected to satisfy Capital One's equity compensation needs for at least four years. The Board is committed to effectively managing the number of Shares available for issuance under the 2004 Plan while minimizing stockholder dilution.

Some stockholders view potential dilution and burn rate as significant calculations when determining whether to support any equity plan proposal. If the Third Amended and Restated 2004 Plan is approved, Capital One's total potential dilution from the 2004 Plan would increase, from 4.4% to 7.0%, based on our common stock outstanding as of December 31, 2013. Capital One manages its long-term dilution goal by limiting the number of shares subject to equity awards that it grants annually, commonly referred to as burn rate. Burn rate shows how rapidly a company is depleting its shares reserved for equity compensation plans, and is defined as the number of shares subject to awards granted under Capital One's equity incentive plans, including the target number of performance shares, divided by total common shares outstanding at the end of the year. Over the past three fiscal years, Capital One's annual burn rate has averaged 1.09%. The Board believes that this burn rate has been within the range granted by its peer companies and is reasonable from a competitive standpoint.

Outstanding Equity Awards. As of December 31, 2013, there were 8,589,692 Shares available for grant under the 2004 Plan, which is the only plan from which Capital One currently grants equity awards. For purposes of this calculation, performance shares are considered at their target amount. Also as of December 31, 2013, Capital One had the following outstanding equity awards:

- 12,250,955 Shares were issuable upon the exercise of outstanding options granted under all of Capital One's equity compensation plans, including 11,685,976 Shares issuable upon the exercise of outstanding options granted under the 2004 Plan and 564,979 Shares issuable upon the exercise of outstanding options granted under plans not approved by security holders. The weighted average exercise price of these options was $57.41 per Share and the weighted average remaining term of these options was 4.3 years;

- 2,806,849 outstanding unvested shares of restricted stock, of which 1,138,812 unvested shares of restricted stock have performance-based vesting;
- Performance share awards covering 863,648 Shares if settled at target; and
- 520,281 total outstanding stock-settled restricted stock units, of which 465,825 were granted under the 2004 Plan and 54,456 were granted under plans not approved by security holders.

The closing price of our common stock on December 31, 2013 was $76.61.

***Summary of Material Provisions of the Third Amended and Restated 2004 Stock Incentive Plan***

The material terms of the Third Amended and Restated 2004 Plan are summarized below and are qualified in their entirety by reference to the full text of the Third Amended and Restated 2004 Plan, which is provided as Appendix A to this proxy statement. Because this is a summary, it may not contain all the information that you may consider important, and thus, we encourage you to read the full text of the Third Amended and Restated 2004 Plan. Copies of the Third Amended and Restated 2004 Plan will also be available at your request at the Annual Meeting.

Types of Awards

Awards under the Third Amended and Restated 2004 Plan may be in the form of: (i) cash-based awards; (ii) options, which may be incentive stock options, as defined in the Internal Revenue Code of 1986, as amended (the "Code") ("ISOs") (which are tax advantageous for the participant but with respect to which Capital One does not receive a deduction) or non-qualified stock options ("NQSOs"); (iii) stock appreciation rights ("SARs"); (iv) restricted stock; (v) restricted stock units ("RSUs"); (vi) performance shares; (vii) performance units; (viii) annual incentive pool awards; or (ix) other stock-based awards ("Other Stock-Based Awards") (collectively, "Awards").

Duration of the Third Amended and Restated 2004 Plan

The Third Amended and Restated 2004 Plan will become effective May 1, 2014 if it is approved by our stockholders. Unless terminated sooner as provided therein, the Third Amended and Restated 2004 Plan will terminate May 1, 2024, which is ten (10) years from its effective date. After the Third Amended and Restated 2004 Plan is terminated, no new Awards may be granted but Awards previously granted will remain outstanding in accordance with the terms and conditions of the Third Amended and Restated 2004 Plan and as specified under the applicable grant agreement.

Shares Available for Awards

The total number of Shares available for issuance under the Third Amended and Restated 2004 Plan, subject to adjustment in accordance with certain anti-dilution provisions described below, will not exceed an aggregate amount of 55 million Shares, which number includes Shares that have already been issued or are subject to outstanding awards under the 2004 Plan, described above, as well as the proposed 15 million additional Shares. Management anticipates that 55 million Shares will be sufficient for new equity Awards to Capital One's employees, directors and third party service providers, if any, for at least the next four years.

Shares covered by an Award will only be counted as used under the authorized Share and Award limits set forth in the Third Amended and Restated 2004 Plan to the extent they are actually issued and delivered to a participant or such participant's designated transferee and are not forfeited by the participant and returned to Capital One. Any Shares that are related to Awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of Shares, which are forfeited by the participant to Capital One (including pursuant to performance-based vesting conditions), which are settled in cash in lieu of Shares, or which (subject to the 2004 Plan's prohibition on repricing, cashing out or exchanging out-of-the-money stock options or stock appreciation rights) are exchanged with the Compensation Committee's permission prior to the issuance of Shares for Awards not involving the issuance or delivery of Shares, will be available again for grant under the Third Amended and Restated 2004 Plan. Except to the extent otherwise required by applicable law or stock exchange rules, if (i) the exercise price of any option granted under the Third Amended and Restated 2004 Plan is satisfied by tendering Shares to Capital One (by either actual delivery or by attestation), or (ii) an SAR is exercised, then only the number of Shares issued, net of the Shares so tendered or withheld, if any, will be deemed issued and delivered for purposes of determining the maximum number of Shares available for issuance under the Third Amended and Restated 2004 Plan and the maximum number of Shares available for issuance as ISOs and NQSOs. Except to the extent otherwise required by applicable law or stock exchange rules, the maximum number of Shares available for issuance under the Third Amended and Restated 2004 Plan will not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional Shares or credited as additional restricted stock, RSUs, performance shares, or Other Stock-Based Awards. The Shares available for issuance under the Third Amended and Restated 2004 Plan may be authorized and unissued Shares or treasury Shares.

Annual Award Limits

The maximum aggregate number of Shares with respect to which options may be granted in any one plan year to any one participant will be 2,500,000, plus the number of Shares under such annual award limit with respect to which options were not granted determined as of the close of the previous plan year. The maximum aggregate number of Shares with respect to which SARs may be granted in any one plan year to any one participant will be 2,500,000 plus the number of Shares under such annual award limit with respect to which SARs were not granted determined as of the close of the previous plan year. The maximum aggregate number of Shares that may be granted as restricted stock or with respect to which RSUs may be granted in any one plan year to any one participant will be 2,000,000 plus the number of Shares under such annual award limit with respect to which restricted stock and RSUs were not granted determined as of the close of the previous plan year. The maximum aggregate amount that any one participant may be granted in any one plan year with respect to performance units or performance shares will be 2,500,000 Shares or an amount equal to the value of 2,500,000 Shares, as applicable, plus the number of Shares under such annual award limit with respect to which performance units and performance shares were not granted determined as of the close of the previous plan year. The maximum aggregate amount that any one participant may be granted in any one plan year with respect to cash-based Awards not denominated in Shares may not exceed $30,000,000 or, with respect to cash-based Awards denominated in Shares, an amount equal to the value of 2,000,000 Shares plus the amount under such annual award limit with respect to which cash-based Awards were not granted determined as of the close of the previous plan year. The maximum aggregate number of Shares with respect to which Other Stock-Based Awards may be granted in any one plan year to any one participant will be 2,000,000 plus the number of Shares under such annual award limit with respect to which Other-Stock Based Awards were not granted determined as of the close of the previous plan year. The award limits for Annual Incentive Pool Awards are discussed below.

Adjustments in Authorized Shares

In the event of any corporate event or transaction (including, but not limited to, a change in the Shares or the capitalization of Capital One), such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, or other distribution of stock or property of Capital One, combination of Shares, exchange of Shares, dividend in kind, extraordinary cash dividend or other like change in capital structure or distribution to stockholders of Capital One, or any similar corporate event or transaction, the Compensation Committee, in order to prevent dilution or enlargement of participants' rights under the Third Amended and Restated 2004 Plan, will substitute or adjust, as applicable, the number and kind of Shares that may be issued under the Third Amended and Restated 2004 Plan or under certain Awards, the number and kind of Shares subject to outstanding Awards, the exercise or grant price applicable to outstanding Awards, the annual award limits described above and other value determinations applicable to outstanding Awards. The Compensation Committee will also make appropriate adjustments or modifications in the terms of any Awards to reflect such corporate events or transactions, including the modification of performance goals and performance periods. Subject to applicable law, the Compensation Committee is also authorized to issue new Awards or assume awards granted under plans of other entities in connection with any merger, consolidation, acquisition of property or stock or reorganization upon such terms and conditions it deems appropriate.

Administration

The Third Amended and Restated 2004 Plan will be administered by the Compensation Committee. The Compensation Committee will have full and exclusive discretionary power to do all things that it determines to be necessary or appropriate in connection with the administration of the Third Amended and Restated 2004 Plan, including, without limitation: (a) to prescribe, amend and rescind rules and regulations relating to the Third Amended and Restated 2004 Plan and to define terms not otherwise defined therein; (b) to determine which persons are eligible for Awards granted thereunder and the timing of any such Awards; (c) to prescribe and amend the terms of the Award agreements, to grant Awards and determine the terms and conditions thereof; (d) to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, retention, vesting, exercisability, settlement or recoupment of any Award; (e) to prescribe and amend the terms of or form of any document or notice required to be delivered to Capital One by participants under the Third Amended and Restated 2004 Plan; (f) to determine the extent to which adjustments are required pursuant to the terms of the Third Amended and Restated 2004 Plan; (g) to interpret and construe the Third Amended and Restated 2004 Plan, any rules and regulations thereunder and the terms and conditions of any Award granted thereunder, and to make exceptions to any such provisions if the Compensation Committee, in good faith, determines that it is appropriate to do so; (h) to approve corrections in the documentation or administration of any Award; and (i) to make all other determinations deemed necessary or advisable for the administration of the Third Amended and Restated 2004 Plan.

The Compensation Committee may delegate to one or more of its members or other members of the Board of Directors or to one or more officers or management committees of Capital One (including its subsidiaries and affiliates) or to one or more agents or advisors such duties or powers as it may deem advisable, and the Compensation Committee or any person to whom it has delegated duties or powers as aforesaid may employ one or more persons to render advice with respect to any responsibility the Compensation Committee or such person may have under the Third Amended and Restated 2004 Plan. In addition, the Compensation Committee may, by resolution, authorize one or more officers or management committees of Capital One to do one or more of the following on the same basis as can the Compensation Committee: (a) designate employees to be recipients of Awards; and (b) determine the type, number of Shares subject thereto and all other terms and conditions of any such Awards; provided, however, (i) the Compensation Committee may not delegate such responsibilities to any such officer or management committee for Awards granted to a director, an employee that is considered an Insider (as defined in the Third Amended and Restated 2004 Plan) or an employee that is considered a Covered Employee or who, in the sole determination of the Compensation Committee, may become a Covered Employee (as defined below); (ii) the resolution providing such authorization sets forth the total number of Shares that may be subject to Awards such officer(s) or management committee(s) may grant and any other limitations on the delegated authority that the Compensation Committee may deem appropriate or advisable; and (iii) the officer(s) or management committee(s) must report periodically to the Compensation Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated in the manner and at such times as requested by the Compensation Committee.

To the fullest extent permitted by applicable law and subject to Capital One's Restated Certificate of Incorporation and Restated Bylaws, neither Capital One nor any member of the Compensation Committee will be liable for any action, omission or determination of the Compensation Committee relating to the Third Amended and Restated 2004 Plan or any Award, and Capital One will indemnify and hold harmless each member of the Compensation Committee and each other person to whom any duty or power relating to the administration or interpretation of the Third Amended and Restated 2004 Plan or any Award has been delegated against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim with the approval of the Compensation Committee) arising out of any such action, omission or determination relating to the Third Amended and Restated 2004 Plan or any Award.

The Compensation Committee may enter into agreements with third parties, on such terms and conditions as it determines, pursuant to which such third parties may issue Awards to the participants in lieu of Capital One's issuance thereof or assume the obligations of Capital One under any Awards previously issued by Capital One.

Eligibility

All employees of Capital One, its affiliates and its subsidiaries and members of the Board are eligible to be granted Awards under the Third Amended and Restated 2004 Plan. Certain individual consultants, agents, advisors and independent contractors who render services to Capital One ("Third Party Service Providers") are also eligible to participate in the Third Amended and Restated 2004 Plan. As stated above, participants will be selected by the Compensation Committee, in its sole discretion, from among those eligible. The approximate number of employees and non-management directors eligible to be granted Awards under the Third Amended and Restated 2004 Plan as of December 31, 2013 were 41,951 and 9, respectively.

In lieu of making Awards directly to employees, directors or Third Party Service Providers, the Compensation Committee may make Awards under the Third Amended and Restated 2004 Plan through or to a trust or other funding vehicle which then makes Awards to participants or which issues interests in Awards held by it to participants, on such terms and conditions as determined by the Compensation Committee.

General Terms and Conditions of Awards

In general, and subject to the terms and provisions of the Third Amended and Restated 2004 Plan (including those described below), Awards may be granted to participants on such dates, in such form and number and upon such terms and conditions (including the effect, if any, of a Change of Control, death, Disability or Retirement (as each such term is defined in the Third Amended and Restated 2004 Plan)) as determined from time to time by the Compensation Committee. Each Award granted will be evidenced by an Award agreement that will specify such terms and conditions. In addition, each participant's Award agreement will set forth the extent to which the participant will have the right to exercise, retain or receive an Award or to have such Award vest or pay out, as applicable, following the termination of such participant's employment with, or provision of services to, Capital One, its affiliates or subsidiaries, as the case may be.

Except as otherwise provided in the Third Amended and Restated 2004 Plan, in a participant's Award agreement or as otherwise determined at any time by the Compensation Committee, no Award granted under the Third Amended and Restated 2004 Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

The Compensation Committee may specify in an Award agreement that the participant's rights, payments and benefits with respect to an Award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions. Failure by a participant to comply with any of the terms and conditions of the Third Amended and Restated 2004 Plan or any Award agreement will be grounds for the cancellation and forfeiture of such Award.

Options. The Compensation Committee may grant to a participant the right to purchase Shares in such amounts and upon such terms as the Compensation Committee determines (including in satisfaction of Capital One's obligations pursuant to options with reload features granted under the prior stock incentive plans), subject to the following restrictions. An option may be granted as an ISO or as a non-qualified stock option, as determined by the Compensation Committee and as set forth in any applicable Award agreement. The exercise price per Share will be determined by the Compensation Committee and may be at, above or indexed to, the fair market value of a Share on the date of grant; provided that, in no event will the exercise price per Share be less than 100% of the fair market value of a Share on the date of grant. Options granted under the Third Amended and Restated 2004 Plan will vest and become exercisable at such time and upon such terms and conditions as may be determined by the Compensation Committee; provided that no option will be exercisable later than the tenth (10th) anniversary of its date of grant. Notwithstanding the foregoing, options granted to participants outside of the United States may have a term of greater than ten (10) years.

The purchase price for the Shares as to which an option is exercised will be paid to Capital One in full at the time of exercise (i) in cash or its equivalent; (ii) in Shares having a fair market value equal to the aggregate exercise price for the Shares being purchased and satisfying such other requirements as may be imposed by the Compensation Committee; (iii) partly in cash and partly in such Shares; (iv) by a cashless (broker-assisted) exercise; or (v) by any other method approved or accepted by the Compensation Committee.

The Compensation Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an option granted under the Third Amended and Restated 2004 Plan as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, or under any blue sky or state securities laws applicable to such Shares.

The Compensation Committee is not permitted to grant options containing, or amend options previously granted to include, reload features providing for the automatic grant of options with respect to the number of already owned Shares delivered by the participant to exercise options.

SARs. The Compensation Committee may grant to a participant an SAR independent of an option or in tandem with an option or designated portion thereof at the time the related option is granted or at any time prior to the exercise or cancellation of the related option. The grant price of an SAR that is either granted independently of any options or the exercise of which does not require the forfeiture of any rights under a related option (a "Freestanding SAR") will be determined by the Compensation Committee; provided that, in no event will the grant price per Share be less than 100% of the fair market value of a Share on the date of grant. The grant price of an SAR that is granted in connection with a related option and the exercise of which requires the forfeiture of the right to purchase Shares under the related option (a "Tandem SAR") will be equal to the exercise price of the related option.

The term of an SAR granted under the Third Amended and Restated 2004 Plan will be determined by the Compensation Committee; provided that no SAR will be exercisable later than the tenth (10th) anniversary of the date of its grant. Notwithstanding the foregoing, SARs granted to participants outside of the United States may have a term of greater than ten (10) years.

Freestanding SARs may be exercised upon the terms and conditions as imposed by the Compensation Committee and Tandem SARs may only be exercised with respect to all or part of the Shares subject to the related option upon the surrender of the right to exercise the equivalent portion of the related option.

Upon the exercise of an SAR, the participant will be entitled to receive, with respect to each Share to which such SAR relates, an amount in cash and/or Shares, as the case may be, equal to the excess of (i) the fair market value of a Share on the date of exercise over (ii) the grant price of the SAR. The Compensation Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an SAR granted under the Third Amended and Restated 2004 Plan as it may deem advisable, including, without limitation, a requirement that the participant hold the Shares received upon exercise of an SAR for a specified period of time.

Restricted Stock and Restricted Stock Units. The Compensation Committee may grant to a participant Shares of restricted stock and/or RSUs. RSUs are similar to Shares of restricted stock except that no Shares are actually awarded to the participant on the date of grant. The Shares of restricted stock and/or the RSUs granted to a participant under the Third Amended and Restated 2004 Plan will not be transferable until the end of the applicable period of restriction established by the Compensation Committee (and in the case of RSUs until the date of delivery of Shares or other payment), or upon earlier satisfaction of any other conditions as specified by the Compensation Committee. The Compensation Committee will impose such other conditions and/or restrictions on any Shares of restricted stock or RSUs as it may deem advisable, including a requirement that the participant pay a stipulated purchase price for each Share of restricted stock or each RSU, restrictions based upon achievement of performance goals, service-based restrictions and/or restrictions under applicable laws or under the requirements of any stock exchange or securities market upon which such Shares are listed or traded. For the avoidance of doubt, imposing restrictions based upon the achievement of performance goals will not result in shares of restricted stock or RSUs being converted to performance shares or performance units for purposes of the 2004 Plan, including for purposes of the annual award limits described above.

Generally, Shares of restricted stock will become freely transferable by the participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse (including satisfaction of applicable tax withholding obligations) and RSUs will be settled in cash, Shares or a combination of cash and Shares, as the Compensation Committee determines.

To the extent permitted by law, unless otherwise determined by the Compensation Committee and set forth in an Award agreement, participants holding Shares of restricted stock will be granted the right to exercise full voting rights and to receive all dividends and other distributions paid with respect to those Shares during the period of restriction, while recipients of RSUs will not be granted such rights, dividends or distributions during the period of restriction, except as specifically determined by the Compensation Committee and as permitted by law.

Performance Units and Performance Shares. The Compensation Committee may grant performance units and/or performance shares to participants under the Third Amended and Restated 2004 Plan in such amounts and upon such terms as the Compensation Committee determines. Each performance unit will have an initial value that is established by the Compensation Committee at the time of grant and each performance share will have an initial value equal to the fair market value of a Share on the date of grant. In addition to any non-performance terms set forth by the Compensation Committee, the Compensation Committee will set performance goals which, depending on the extent to which they are met, will determine the value and/or number of performance units or performance shares to be paid out to participants. Participants will be entitled to payment, in the form of cash and/or Shares, equal to the value and number of applicable performance units and performance shares earned by participants over the designated performance period following the end of such performance period.

Cash-Based Awards and Other Stock-Based Awards. The Compensation Committee may grant cash-based Awards and Other Stock-Based Awards to participants, in such amounts and upon such terms and conditions as the Compensation Committee may determine. Other Stock-Based Awards may include Awards designed to comply with or take advantage of the applicable local laws of jurisdictions outside of the United States.

Each cash-based Award will specify a payment amount or payment range and each Other Stock-Based Award will be expressed in terms of Shares or units based on Shares, each as determined by the Compensation Committee. The Compensation Committee may also establish any performance goals with respect to cash-based Awards or Other Stock-Based Awards, in which case the number and/or value of cash-based Awards or Other Stock-Based Awards that will be paid out to the participant will depend on the extent to which the performance goals (and any other non-performance terms and conditions) are met. Payment with respect to a cash-based Award or Other Stock-Based Award will be made in accordance with the terms of the Award, in cash and/or Shares as determined by the Compensation Committee.

Performance-Based Compensation. The Compensation Committee may grant Awards to participants who at the time of such grant are deemed "covered employees" (as defined in Code Section 162(m) and the regulations thereunder) ("Covered Employees"), that are intended to qualify under the requirements of Code Section 162(m) for deductibility of remuneration paid to Covered Employees. The performance goals upon which the grant, payment or vesting of an Award to a Covered Employee (other than an Annual Incentive Pool Award awarded or credited as described below) that is intended to qualify as performance-based compensation under Section 162(m) will be limited to goals set by reference to the following performance measures, either individually, alternatively, or in any combination, applied to either Capital One as a whole or to a business unit or subsidiary or affiliate or any combination thereof, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Compensation Committee: net earnings or net income (before or after taxes); earnings per share; net sales growth; net operating profit; return measures (including, but not limited to return on assets, capital, equity or sales); cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); cash flow per share; earnings before or after taxes, interest, depreciation and/or amortization; gross or operating margins; productivity ratios; share price (including, but not limited to, growth measures and total stockholder return); expense targets or ratios; charge-off levels; revenue growth; deposit growth; margins; operating efficiency; operating expenses; economic value added; improvement in or attainment of expense levels; improvement in or attainment of working capital levels; debt reduction; capital targets; and consummation of acquisitions, dispositions, projects or other specific events or transactions.

The Compensation Committee has the authority to provide for accelerated vesting of any Award based on the achievement of performance goals pursuant to the performance measures set forth by the Compensation Committee with respect to such Award. The Compensation Committee also has the authority to use any other performance measures in connection with Awards under the Third Amended and Restated 2004 Plan that are not intended to qualify as performance-based compensation under Code Section 162(m) (or any successor thereto).

The Compensation Committee will determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given participant and, if they have, to so certify and ascertain the amount of the applicable Award. The Compensation Committee may provide in any such Award that any evaluation of performance may include or exclude any of the following events that occurs during a performance period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles or regulations, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary, unusual, and/or nonrecurring items of gain or loss as defined under United States generally accepted accounting principles for the applicable year, (f) mergers, acquisitions or divestitures, and (g) foreign exchange gains and losses. To the extent such inclusions or exclusions affect Awards to Covered Employees, they may be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

In the event that the requirements of Section 162(m) and the regulations thereunder change to permit Compensation Committee discretion to alter the governing performance measures without obtaining stockholder approval of such changes, the Compensation Committee will have sole discretion to make such changes without obtaining stockholder approval. In addition, in the event that the Compensation Committee determines that it is advisable to grant Awards that do not qualify as performance-based compensation and/or to amend previously granted Awards in a way that would disqualify them as performance-based compensation, the Compensation Committee may make such grants without satisfying the requirements of Code Section 162(m) and may base vesting on performance measures other than those set forth in the Third Amended and Restated 2004 Plan and/or make such amendments.

Annual Incentive Pool Awards. The Compensation Committee may designate employees, including but not limited to Covered Employees, who are eligible to receive a monetary payment in any plan year based upon a percentage of an incentive pool equal to the greater of (i) 3% of Capital One's Consolidated Operating Earnings for the plan year, (ii) 20% of Capital One's Operating Cash Flow for the plan year, and (iii) 5% of Capital One's Net Income for the plan year (as each such term is defined in the Third Amended and Restated 2004 Plan). The Compensation Committee will allocate an incentive pool percentage to each participating employee for each plan year; provided that the incentive pool percentage for any one participant may not exceed 50% of the total pool, the sum of the incentive pool percentages for all participants cannot exceed 100% of the total pool and the monetary payment for any one participant may not exceed $10,000,000. As soon as possible following the determination of the incentive pool for a plan year, the Compensation Committee will calculate each participant's portion of the incentive pool based upon the percentage established at the beginning of the plan year. The Compensation Committee has the discretion to adjust all such Awards downwards, but in no event may the portion of the incentive pool allocated to a Covered Employee be increased in any way.

Dividend Equivalents. The Compensation Committee may grant dividend equivalents to any participant based on the dividends declared on Shares that are subject to any Award. Such dividend equivalents may be awarded or paid in the form of cash, Shares, restricted stock, RSUs or a combination thereof and will be determined by such formula and at such time and be subject to such accrual, forfeiture or payout restrictions or limitations as determined by the Compensation Committee in its discretion.

Deferrals. The Compensation Committee may permit or require (including for purposes of allowing deductibility under Code Section 162(m)) a participant to defer his or her receipt of the payment of cash or the delivery of Shares that would otherwise be due to such participant by virtue of the lapse or waiver of restrictions with respect to Shares of restricted stock or RSUs, or the satisfaction of any requirements or performance goals with respect to performance shares, performance units, cash-based Awards, Other Stock-Based Awards and annual incentive pool Awards. If any such deferral is required or permitted, the Compensation Committee will establish rules and procedures for such payment or Share delivery and any notional earnings to be credited on such deferred amounts, provided that in the case of any Award intended to qualify as performance-based compensation such earnings will be in compliance with Code Section 162(m).

Amendment, Modification, Suspension and Termination; No Repricings. The Compensation Committee may, at any time, alter, amend, modify, suspend or terminate the Third Amended and Restated 2004 Plan and any Award agreement in whole or in part; provided, however, that no amendment of the Third Amended and Restated 2004 Plan or an Award will be made without stockholder approval if stockholder approval is required by law, regulation, or stock exchange rule. Furthermore, other than in connection with a change in Capital One's capitalization, the Compensation Committee will not, without stockholder approval, reduce the exercise price or grant price of a previously awarded option or SAR and, at any time when the exercise price or grant price of the previously awarded option or SAR is above the fair market value of a Share, the Compensation Committee will not, without stockholder approval, cancel and re-grant or exchange such option or SAR for cash or a new Award with a lower (or no) exercise price or grant price or take any other action that would be considered a repricing for purposes of US generally accepted accounting principles or any applicable stock exchange rule.

No termination, amendment, suspension or modification of the Third Amended and Restated 2004 Plan or an Award agreement will materially adversely affect any Award previously granted under the Third Amended and Restated 2004 Plan without the written consent of the participant holding such Award. The Compensation Committee may, however, terminate any Award previously granted and any Award agreement relating thereto in whole or in part upon payment of certain consideration (as set forth in the Third Amended and Restated 2004 Plan) or, in the case of options only, thirty (30) days after an acceleration of exercisability.

The Compensation Committee may authorize the repurchase of any Award by Capital One at any time for such price and on such terms and conditions as the Compensation Committee may determine, provided that without the prior approval of Capital One's stockholders, the Compensation Committee may not permit the repurchase by Capital One of options or SARs with an exercise price or grant price, respectively, above the fair market value of the Shares at the time of such repurchase. The Compensation Committee may make adjustments in the terms and conditions of, and the performance criteria included in, Awards in recognition of unusual or nonrecurring events affecting Capital One or the financial statements of Capital One or of changes in applicable laws, regulations or accounting principles, whenever the Compensation Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits to be made available under the Third Amended and Restated 2004 Plan.

Successors. All obligations of Capital One under the Third Amended and Restated 2004 Plan with respect to Awards granted thereunder will be binding on any successor to Capital One, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of Capital One.

Tax Withholding. Capital One may deduct or withhold, or require the participant to remit to Capital One, any taxes due as a result of or in connection with the Third Amended and Restated 2004 Plan or any Award. Participants may elect, or the Compensation Committee may require, the withholding of Shares to satisfy the participant's withholding obligations.

Participants Based Outside of the United States. In order to comply with the laws in other jurisdictions in which Capital One, its affiliates or its subsidiaries operate or have employees, directors or Third Party Service Providers, the Compensation Committee will have the power to (i) determine which affiliates and subsidiaries will be covered by the Third Amended and Restated 2004 Plan, (ii) determine which employees, directors and Third Party Service Providers outside of the United States are eligible to participate in the Third Amended and Restated 2004 Plan, (iii) modify the terms and conditions of any Award granted to participants outside of the United States to comply with foreign laws, (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable and (v) take any action that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approval.

New Plan Benefits. Because benefits under the Third Amended and Restated 2004 Plan will depend on the Compensation Committee's actions and the fair market value of the Shares at various future dates, it is not possible to determine the benefits that will be received by directors, executive officers and other employees if the Third Amended and Restated 2004 Plan is approved by stockholders. As of December 31, 2013, the closing price of our common stock was $76.61 per share.

Aggregate Past Grants under the 2004 Plan. The table below shows, as to each named executive officer and the various indicated groups, the number of Shares of Capital One common stock subject to equity awards made under the 2004 Plan since inception through December 31, 2013.

| Name | Number of Options Granted (#) | Number of Shares of Restricted Stock and RSUs Granted (#) | Number of Performance Shares Granted at Target (#) |
|---|---|---|---|
| Richard D. Fairbank | 6,219,747 | 241,680 | 613,630 |
| Stephen S. Crawford | 0 | 174,000 | 0 |
| Gary L. Perlin | 1,065,574 | 519,618 | 78,974 |
| Ryan M. Schneider | 462,061 | 289,862 | 53,259 |
| John G. Finneran, Jr. | 710,043 | 383,030 | 57,866 |
| Jonathan W. Witter | 70,391 | 218,186 | 23,837 |
| Other current executive officers as a group (6 persons) | 2,400,259 | 1,556,413 | 243,344 |
| Current non-management directors as a group (9 persons) | 215,915 | 153,377 | 0 |
| All employees, excluding current executive officers | 7,929,607 | 13,264,402 | 234,435 |

***Material Tax and Other Considerations Relating to the Third Amended and Restated 2004 Plan***

Section 162(m) of the Code. The Board of Directors believes that it is in the best interests of Capital One and its stockholders to continue to provide for an equity incentive plan under which equity-based compensation awards made to Capital One's executive officers can qualify for deductibility by Capital One for federal income tax purposes. Accordingly, the Third Amended and Restated 2004 Plan (and the 2004 Plan and all amendments and restatements to date) has been structured in a manner such that awards under it may satisfy the requirements for "performance-based compensation" within the meaning of Section 162(m) ("Section 162(m)") of the Code; however, there can be no guarantee that amounts payable under the Third Amended and Restated 2004 Plan will be treated as qualified "performance-based compensation" under Code Section 162(m). In general, under Section 162(m), in order for Capital One to be able to deduct compensation in excess of $1 million paid in any one year to Capital One's chief executive officer or any of Capital One's three other most highly compensated executive officers (other than the chief financial officer), such compensation must qualify as "performance-based." One of the requirements of "performance-based" compensation for purposes of Section 162(m) is that the material terms of the performance goals under which compensation may be paid be disclosed to and approved by Capital One's stockholders at least once every five years. For purposes of Section 162(m), the material terms of the Third Amended and Restated 2004 Plan include (i) the employees eligible to receive compensation, (ii) a description of the business criteria on which the performance goals are based and (iii) the maximum amount of compensation that can be paid to an employee under the performance goals. With respect to Awards under the Third Amended and Restated 2004 Plan, each of these aspects is discussed above, and stockholder approval of the Third Amended and Restated 2004 Plan will constitute approval of each of these aspects of the Third Amended and Restated 2004 Plan for purposes of the approval requirements of Section 162(m). The material terms of the performance goals under which compensation may be paid were most recently approved by Capital One's stockholders at its 2009 Annual Meeting.

Federal Income Tax Consequences. The following is a summary description of the federal income tax consequences generally arising with respect to Awards granted pursuant to the Third Amended and Restated 2004 Plan. The discussion is intended solely for general information and does not make specific representations to any Award recipient. A recipient's particular situation may be such that some variation of the basic rules is applicable to him or her. In addition, the federal income tax laws and regulations frequently have been revised and may be changed again at any time. Therefore, each recipient is urged to consult a tax advisor before exercising any award or before disposing of any shares acquired under the Third Amended and Restated 2004 Plan both with respect to federal income tax consequences as well as any foreign, state or local tax consequences.

The grant of an option or SAR will create no tax consequences for the participant or Capital One. A participant will not generally recognize taxable income upon exercising an ISO (except that the alternative minimum tax may apply). Upon exercising an option other than an ISO, the participant must generally recognize ordinary income equal to the excess of the fair market value of the freely transferable and nonforfeitable Shares acquired on the date of exercise over the exercise price. Upon exercise of an SAR, the participant must generally recognize ordinary income equal to the cash or the fair market value of the freely transferable and nonforfeitable Shares received.

Upon a disposition of Shares acquired upon exercise of an ISO before the end of the applicable ISO holding periods, the participant must generally recognize ordinary income equal to the lesser of (i) the fair market value of the Shares at the date of exercise of the ISO minus the exercise price, or (ii) the amount realized upon the disposition of the ISO Shares minus the exercise price. Otherwise, a participant's disposition of Shares acquired upon the exercise of an option (including an ISO for which the ISO holding periods are met) generally will result in capital gain or loss measured by the excess of the sale price over the participant's tax basis in such Shares (the tax basis generally being the exercise price plus any amount previously recognized as ordinary income in connection with the exercise of the option).

Capital One generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an option or SAR. Capital One generally is not entitled to a tax deduction relating to amounts that represent a capital gain to a participant. Accordingly, Capital One will not be entitled to any tax deduction with respect to an ISO if the participant holds the Shares in satisfaction of the ISO holding periods prior to disposition of the Shares.

With respect to Awards other than options and SARs involving the issuance of Shares or other property that is restricted as to transferability and subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the fair market value of the Shares or other property received at the first time the Shares or other property become transferable or no longer subject to a substantial risk of forfeiture, whichever occurs earlier. Under the Third Amended and Restated 2004 Plan, a participant may be permitted or required to elect to be taxed at the time of receipt of Shares or other property rather than upon lapse of restrictions on transferability or substantial risk of forfeiture, but if the participant subsequently forfeits such Shares or property, the participant would not be entitled to any tax deduction, including as a capital loss, for the value of the Shares or property on which he or she previously paid tax. In such case, the participant must file any such election with the Internal Revenue Service within thirty (30) days of the receipt of the Shares or other property. Capital One generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant.

With respect to Awards other than options and SARs granted under the Third Amended and Restated 2004 Plan that result in the payment or issuance of cash or Shares or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the cash or the fair market value of Shares or other property received. Any deferral of the time of payment or issuance will generally result in the deferral of the time the participant will be liable for income taxes with respect to such payment or issuance. Capital One generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant.

Code Section 162(m) limits the ability of publicly held companies to deduct compensation paid during a fiscal year to any one employee in excess of one million dollars, unless such compensation qualifies as "performance-based compensation" (as defined in Code Section 162(m)) or meets another exception specified in Code Section 162(m). Generally, Awards granted under the Third Amended and Restated 2004 Plan may be designed to be deductible by Capital One, without regard to the limit set by Code Section 162(m). However, the rules and regulations promulgated under Section 162(m) of the Code are complicated and subject to change from time to time, sometimes with retroactive effect. In addition, a number of requirements must be met in order for particular compensation to so qualify. As such, there can be no assurance that any compensation awarded or paid under the Third Amended and Restated 2004 Plan will be deductible under all circumstances. The Third Amended and Restated 2004 Plan does permit Awards to be granted that would be subject to such limit and that would not qualify as "performance-based compensation" or meet another exception in Code Section 162(m). In such case,

Capital One's deductions with respect to such Awards would be subject to the limitations imposed by Code Section 162(m).

Awards that are granted, accelerated or enhanced upon the occurrence of a change of control may give rise, in whole or in part, to "excess parachute payments" within the meaning of Code Section 280G and, to such extent, will be non-deductible by Capital One and subject to a 20% excise tax by the participant.

***

The Board of Directors recommends that you vote **"FOR"** the proposal to approve and adopt the Capital One Financial Corporation Third Amended and Restated 2004 Stock Incentive Plan.

## SECTION XIII – ADVISORY APPROVAL OF CAPITAL ONE'S 2013 NAMED EXECUTIVE OFFICER COMPENSATION (ITEM 4 ON PROXY CARD)

We are offering to our stockholders a non-binding advisory vote on our 2013 Named Executive Officer compensation, including the compensation of our Chief Executive Officer, pursuant to Section 14A of the Securities and Exchange Act of 1934. While the vote is non-binding, the Board of Directors values the opinions that stockholders express through their votes and in any additional dialogue. The Board of Directors will consider the outcome of the vote when making future compensation decisions.

As discussed in the "Compensation Discussion and Analysis" section beginning on page 31, our Board of Directors generally has provided compensation programs for the CEO and the NEOs that are competitive with the market, performance-based and transparent and that align with our stockholders' interests over multiple time horizons. Our CEO and NEO compensation programs generally have consisted primarily of performance-based incentive opportunities, including multiple types of equity instruments with multi-year vesting schedules. The ultimate value of the equity-based awards made to our CEO and the NEOs is subject to Capital One's sustained performance over time, both on an absolute basis and relative to our peers.

For 2013, approximately 85% of the CEO's total compensation is equity-based and at-risk to the performance of the Company's stock price, with all of his compensation deferred for a three-year period. As discussed under "NEO Compensation" beginning on page 40, under the 2013 NEO compensation program approximately 80% of total target compensation was provided through equity-based vehicles which were all at-risk based on the performance of the Company's stock price and subject to vesting over multiple time horizons.

Additional information relevant to your vote can be found in the "Compensation Discussion and Analysis" section of this proxy statement on pages 31 to 51 and in the "Named Executive Officer Compensation" section on pages 52 to 70.

We ask for your advisory vote on the following resolution:

**"Resolved, that Capital One's stockholders hereby provide their advisory approval of the 2013 Named Executive Officer compensation as disclosed pursuant to the rules of the SEC in the Compensation Discussion and Analysis, the Summary Compensation Table, the other compensation tables and the related notes and narratives in this proxy statement."**

***

The Board of Directors unanimously recommends that you vote **"FOR"** advisory approval of our 2013 Named Executive Officer compensation as disclosed in this proxy statement.

The Board of Directors has resolved to hold annual advisory votes on executive compensation. Accordingly, the next advisory vote on executive compensation will occur at the 2015 Annual Meeting, unless the Board of Directors modifies its policy on the frequency of holding such advisory votes.

## SECTION XIV – APPROVAL OF AMENDMENTS TO CAPITAL ONE'S RESTATED CERTIFICATE OF INCORPORATION TO REMOVE SUPERMAJORITY VOTING STANDARDS APPLICABLE TO CERTAIN ACTIONS (ITEM 5 ON PROXY CARD)

***Overview***

The Board of Directors recommends that Capital One's stockholders approve amendments to Capital One's Restated Certificate of Incorporation (the "Certificate") to remove the supermajority voting requirements currently in the Certificate and replace them with majority voting standards, as described below. Capital One proposed these same amendments for stockholder approval at our 2013 Annual Stockholder Meeting. In connection with that meeting, we actively solicited stockholders to vote for these amendments, including engaging directly with some of our largest stockholders. While stockholders owning almost eighty percent of our stock voted in favor of these amendments last year, the level of support was not sufficient to approve the amendments. Because the Board of Directors continues to believe that these amendments are appropriate, we are again asking stockholders to vote "For" these proposed amendments.

These amendments are set forth in Item 5(a), Item 5(b) and Item 5(c) below (together, the "Proposed Amendments"). In light of the differing nature of the provisions affected, this matter is presented as three Items. The vote required to approve each of the Proposed Amendments is discussed below. Approval of any one of these Items is not conditioned upon approval of the other Items.

As discussed in more detail below, our Certificate currently contains the following supermajority voting provisions:

- *Future Amendments to the Bylaws and Certain Sections of the Certificate.* The Certificate states that a supermajority vote of the outstanding shares is necessary for stockholders to amend the Bylaws and to amend certain provisions in the Certificate. Item 5(a) proposes to amend the Certificate so that future amendments to the Bylaws and the Certificate can be approved by a majority vote of the outstanding shares.
- *Removal of Directors.* The Certificate states that a director can be removed from office only by a supermajority vote of the outstanding shares. Item 5(b) proposes to amend this supermajority voting requirement so that directors can be removed by a majority vote of the outstanding shares.
- *Certain Business Combinations.* The Certificate states that approval of certain business combinations requires a supermajority vote of the outstanding shares and a supermajority vote of the outstanding shares not owned directly or indirectly by any Interested Stockholder or any Affiliate of any Interested Stockholder (as defined in the Certificate), and that similar supermajority votes are required to approve any amendment to the Certificate relating to certain business combinations. Item 5(c) proposes to amend these supermajority voting requirements so that such transactions or amendments can be approved by majority votes.

References in this discussion to votes of the outstanding shares and to the "Voting Stock" mean the Company's outstanding shares of capital stock entitled to vote generally in the election of directors. Currently, Capital One common stock is the only class or series of Voting Stock outstanding. The Proposed Amendments do not affect the voting rights of the Company's preferred stock.

***Purpose and Effect of the Proposed Amendments***

The Proposed Amendments are the result of the Board of Directors' ongoing review of our corporate governance principles. After receiving stockholder input and the advice of management and outside advisors, the Board of Directors considered the relative weight of the arguments in favor of and opposed to supermajority voting requirements.

The Board of Directors recognizes that supermajority voting requirements are intended to protect against self-interested action by large stockholders, including in the context of hostile acquisitions that may be viewed as undervaluing the Company, by requiring broad stockholder support for certain types of transactions or governance changes. The Board of Directors also recognizes that many investors and others have begun to view supermajority vote provisions as conflicting with principles of good corporate governance. For example, some stockholders and commentators argue that supermajority voting requirements should be eliminated due to a perception that they could limit the Board of Directors' accountability to stockholders or stockholder participation in corporate governance.

It is important to note that the Proposed Amendments may make it more difficult for the Board of Directors to protect stockholders' interests if presented with an acquisition proposal that undervalues the Company and may make it easier for one or more stockholders to remove directors or effect other corporate governance changes in the future. Nevertheless, the Board of Directors also considered that, even without the supermajority voting requirements described above (and recognizing that the Board of Directors previously authorized elimination of a classified board structure), there are other actions that it can take if presented with an acquisition proposal that undervalues the Company, as well as provisions in federal and state law that may help deter any such attempted acquisition.

Accordingly, the Board of Directors has considered this matter and, upon recommendation of the Governance and Nominating Committee, adopted resolutions setting forth the Proposed Amendments, declared the Proposed Amendments advisable and unanimously resolved to submit the Proposed Amendments to Capital One's stockholders for consideration.

***Proposed Certificate Amendments to Remove Supermajority Voting Provisions***

**Item 5(a): Remove Supermajority Voting Standards for Future Amendments to the Bylaws and the Certificate**

*Description of Amendments*

Currently, the Certificate states that stockholders can alter, amend or repeal the Bylaws only if that action is approved by the affirmative vote of at least 80% of the voting power of the then outstanding Voting Stock, voting together as a single class (this supermajority voting provision is in Article VI, Paragraph (A)(i) of the Certificate). Likewise, the Certificate currently states that a supermajority vote of at least 80% of the voting power of the then outstanding Voting Stock, voting together as a single class, is necessary to amend or repeal, or adopt a provision inconsistent with, the following provisions in the Certificate:

- the provisions authorizing the Board of Directors to create and issue rights to purchase shares of Company stock or other Company securities, including rights that could have the effect of discouraging third parties from seeking to acquire a significant portion of the outstanding securities of the Company (Article V);
- the provisions authorizing the Board of Directors to adopt, amend or repeal the Bylaws (Article VI, Paragraph (B));
- the provisions requiring any stockholder action to occur only at a duly called annual or special meeting of stockholders (Article VII); and
- the provisions addressing the election and removal of directors, including the Board of Directors' ability to fix the number of directors (Article VIII, Paragraph (E)).

This Item 5(a) proposes to amend the Certificate so that future amendments to the Bylaws and the Certificate can be approved by a majority vote of the outstanding shares. Specifically, in this Item 5(a) we propose:

- to amend the supermajority voting requirement in Article VI, Paragraph (A)(i) of the Certificate by replacing the reference to "80 percent" with "a majority." As a result, any future action by stockholders to alter, amend or repeal the Bylaws would require approval by the affirmative vote of at least a majority of the voting power of the then outstanding Voting Stock, voting together as a single class.
- to delete each of the provisions setting forth a supermajority voting requirement for amending, repealing or adopting a provision inconsistent with the specified provisions in the Certificate. As a result, the standard for stockholder approval of any future amendments to each of those provisions would be the default voting standard under the Delaware General Corporation Law, meaning that under current law future amendments

to these Certificate provisions would require the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote on amendments to the Certificate, subject to any additional vote required by any preferred stock then outstanding. As noted above, this Item 5(a) does not affect the voting rights, if any, of the Company's preferred stock.

- to make a conforming amendment by moving the definition of "Voting Stock" from Article V of the Certificate to new Paragraph (C) of Article VI of the Certificate.

In addition, the Board of Directors has approved a conforming amendment to Section 7.1 of the Bylaws which, like the Certificate, currently provides that stockholders can alter, amend or repeal the Bylaws only if that action is approved by the affirmative vote of at least 80% of the voting power of the then outstanding Voting Stock, voting together as a single class. The Bylaw amendment approved by the Board of Directors replaces the supermajority voting provision with the same majority vote standard proposed for Article VI, Paragraph (A)(i) of the Certificate, and will become effective if stockholders approve the proposed amendments set forth in this Item 5(a).

*Vote Required to Approve*

Under the existing supermajority voting requirements in the Certificate, Item 5(a) will be approved if at least 80% of the common stock outstanding is voted in favor of such item, with abstentions and broker non-votes having the same effect as votes "against" this Item 5(a).

**Item 5(b): Remove Supermajority Voting Standard for Removing Any Director from Office**

*Description of Amendment*

Currently, the Certificate states that a director can be removed from office only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding Voting Stock, voting together as a single class. This Item 5(b) requests that stockholders approve an amendment to the supermajority voting requirement in Article VIII, Paragraph (D) of the Certificate that replaces the reference to "80 percent" with "a majority." As a result, stockholders would be able to remove any director from office by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding Voting Stock, voting together as a single class.

*Vote Required to Approve*

Under the existing supermajority voting requirements in the Certificate, Item 5(b) will be approved if at least 80% of the common stock outstanding is voted in favor of such item, with abstentions and broker non-votes having the same effect as votes "against" this Item 5(b).

**Item 5(c): Remove Supermajority Voting Standards Related to Certain Business Combinations**

*Description of Amendments*

Currently, the Certificate states that two supermajority vote standards must be satisfied to approve certain business combination transactions involving the Company and any Interested Stockholder or any Affiliate of any Interested Stockholder (as defined in the Certificate). Specifically, any such transaction must be approved by the affirmative vote of the holders of at least 75% of the voting power of the then outstanding Voting Stock, voting together as a single class, *including* the affirmative vote of the holders of at least 75% of the voting power of the then outstanding Voting Stock not owned directly or indirectly by an Interested Stockholder or any Affiliate of any Interested Stockholder (as defined in the Certificate). A related provision in the Certificate currently states that similar supermajority votes (applying an 80% standard instead of a 75% standard) are necessary to approve any amendment to or repeal of, or the adoption of any provisions inconsistent with, the Certificate provisions related to such business combinations.

This Item 5(c) proposes to amend the Certificate so that such transactions or amendments can be approved by majority votes. Specifically, in this Item 5(c) we propose:

- to amend the supermajority voting requirements for approval of certain business combinations currently in Article IX, Section 1, Paragraph (A) of the Certificate by replacing the references to "75%" with "a majority;" and

- to amend the supermajority voting requirements for amending or repealing, or adopting any provision inconsistent with Article IX of the Certificate (regarding the approval of certain business combinations) currently in Article IX, Section 6 of the Certificate by replacing the references to "80%" with "a majority."

If these amendments are approved, future stockholder votes under these provisions would require the affirmative vote of the holders of at least a majority of the voting power of the then outstanding Voting Stock, voting together as a single class, *including* the affirmative vote of the holders of at least a majority of the voting power of the then outstanding Voting Stock not owned directly or indirectly by any Interested Stockholder or any Affiliate of any Interested Stockholder (as defined in the Certificate). The amended voting requirements in Article IX, Section 1, Paragraph (A) for approval of certain business combinations would continue to be required in addition to any affirmative vote required by law or the Certificate (including any votes required by the terms of any series of preferred stock).

*Vote Required to Approve*

As required by the existing voting requirements in the Certificate, Item 5(c) will be approved if at least 80% of the common stock outstanding (including, at least 80% of the voting power of the then outstanding common stock not owned directly or indirectly by any Interested Stockholder or any Affiliate of any Interested Stockholder (as defined in the Certificate), as determined by the Board of Directors pursuant to the Certificate), is voted in favor of this item, with abstentions and broker non-votes having the same effect as votes "against" this Item 5(c). Under the Certificate, the term "Interested Stockholder" includes any person or entity who or which, together with its affiliates, is the beneficial owner, directly or indirectly, of more than 5% of the then outstanding Voting Stock, with beneficial ownership being determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 and including any shares a person or entity has the right to acquire or to vote.

***Additional Information***

The general descriptions of the Proposed Amendments set forth above are qualified in their entirety by reference to the text of the Proposed Amendments, which are attached as Appendix A to these proxy materials. Additions to the Certificate are indicated by double underlining and deletions are indicated by strike-outs. Complete copies of the Certificate and Bylaws are available on the Corporate Governance page of Capital One's Internet site at www.capitalone.com under "About Us/Investors."

If any of the Proposed Amendments are approved, such approved amendments will become effective upon the filing of a Certificate of Amendment to Capital One's Certificate with the Secretary of State of the State of Delaware.

***

The Board of Directors unanimously recommends that you vote **"FOR"** each of Item 5(a), Item 5(b) and Item 5(c) in order to amend our Restated Certificate of Incorporation to remove the supermajority voting requirements and replace them with majority voting standards as described above.

## SECTION XV – STOCKHOLDER PROPOSAL REGARDING AN INDEPENDENT BOARD CHAIRMAN (ITEM 6 ON PROXY CARD)

Capital One has been notified that a representative of John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, intends to present the following proposal for consideration at the Annual Meeting. Mr. Chevedden has submitted documentation indicating that he is the beneficial owner of no fewer than 100 shares of Capital One common stock.

RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. At our 2013 annual meeting management appeared to deliberately fail in obtaining the needed votes for its proposals for a simple majority vote standard. One of the proposals needed an 80% vote and obtained a heart-breaking 79.99%.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, said Richard Fairbank received $22 million and shareholders voted 21% against our executive pay. Unvested equity pay would not lapse upon CEO termination. COF can give long-term incentive pay to our CEO for below-median performance. Two directors had 18-years tenure which detracted from their independence: Ronald Dietz and Patrick Gross. Mr. Gross was on our audit committee and on the boards of 5 companies (over-committed) and received our highest negative votes (13%). The GMI Environmental, Social and Governance grade for Capital One was D.

Capital One agreed to pay $210 million to resolve charges from U.S. consumer and banking regulators that its vendors misled consumers into paying for extra credit card products. Capital One also agreed to pay $12 million to resolve allegations that our company violated special consumer protections in federal law for members of the military, the Justice Department announced. The government said COF wrongfully foreclosed on homes and improperly repossessed cars. In addition, the government said COF obtained wrongful court judgments against service members and improperly denied interest rate relief on credit card and car loans.

West Virginia Attorney General Darrell McGraw announced a $13 million settlement with COF, which was alleged to have used misleading advertising to unfairly saddle West Virginians in debt.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

**Independent Board Chairman – Proposal 6**

### Statement in Opposition to the Stockholder Proposal

***Our Board is deeply committed to strong and effective corporate governance at Capital One. The Board believes that its existing leadership structure, where the Board has an active and empowered lead independent director and the flexibility to determine whether the chair will be the CEO or an independent director, provides the most effective and prudent leadership structure for our Company that has served our stockholders well.***

***Capital One's corporate governance practices demonstrate strong independent leadership and effective independent oversight of our Company.***

Our Board has thoughtfully organized the Board's leadership structure to provide for effective and independent oversight by our independent directors:

- *Each of the Audit Committee, Governance and Nominating Committee and Compensation Committee is chaired and comprised solely of independent directors.* This means the independent directors oversee critical matters such as the quality and integrity of our financial statements; our compliance with legal and regulatory requirements; the compensation of our executive officers, including our Chair and CEO; the nomination of directors; and the evaluation of the Board and its committees. Currently, over 75% of our Board members are independent.

  Each of our committees is led by an independent committee chair who is actively engaged in the leadership of his or her committee. The independent committee chairs' responsibilities include:

  - organizing and presiding over executive sessions of the committee;
  - setting the agendas for and leading executive sessions of the committee;
  - approving meeting agendas for the committee;
  - approving information sent to the committee;
  - facilitating teamwork and communication among the committee members;
  - approving committee meeting schedules and ensuring there is sufficient time for discussion of all agenda items;
  - seeking comment on key issues from directors who are not on their committee; and
  - making reports to the Board.

- *The Board has a strong, independent lead director.* Our independent directors annually elect a Lead Independent Director who fulfills an important role in guiding the operation of our Board. The Lead Independent Director's responsibilities include:

  - organizing and presiding over executive sessions;
  - setting the agendas for and leading executive sessions;
  - soliciting feedback for and engaging the Chief Executive Officer on executive sessions;
  - presiding at all meetings of the Board at which the Chair is not present;
  - has authority to call meetings of the independent directors;
  - approving meeting agendas for the Board;
  - approving information sent to the Board;
  - approving meeting schedules and working with the Chair of the Board and Committee chairs to assure that there is sufficient time for discussion of all agenda items;
  - facilitating discussion among the independent directors on key issues and concerns outside of Board meetings;
  - serving as liaison between the Chair of the Board and the independent directors;
  - facilitating teamwork and communication among the independent directors;
  - in a crisis, calling together the independent directors to establish appropriate Board leadership responsibility;
  - leading the performance assessment of the Chief Executive Officer;
  - facilitating the Board's engagement with the Chief Executive Officer and CEO succession planning;
  - leading the Board's self-assessment and recommendations for improvement, if any; and
  - if requested by major stockholders, ensures that he or she is available for consultation and direct communication.

- *Our Lead Independent Director conducts executive sessions of the Board without the CEO on a quarterly basis and may call for an executive session of independent directors at any time.* Our

Board understands the critical importance of, and provides, active and engaged independent oversight of management. Our Lead Independent Director effectively facilitates meaningful coordination among our Chair and our independent directors, which allows for timely feedback on Board matters and enables thoughtful communication so that any direct concerns can be raised and appropriately addressed. Ann Fritz Hackett has served as our Lead Independent Director since April 2007. Ms. Hackett is highly dedicated to her role and duties on behalf of Capital One and is actively engaged as Lead Independent Director, working closely with Mr. Fairbank on Board matters.

***Our Board believes Capital One and its stockholders are best served by governance policies that provide the Board flexibility to determine the most effective leadership structure for Capital One.***

At Capital One, our governance principles allow the roles of Chair and CEO to be filled by the same or different individuals. This approach appropriately provides the Board the most flexibility to determine whether the two roles should be separate or combined based upon Capital One's unique opportunities and challenges and the Board's assessment of our Company's leadership over time. Our Board has deep knowledge of our culture, strategy, business operations, and the talent, strengths and capabilities of our directors and Capital One's senior management. In contrast, by adopting a policy to restrict our Board from exercising its judgment in selecting the Chair, as well as restricting the ability to combine the positions of Chair and CEO, this proposal would deprive the Board of the ability to select the most qualified and appropriate individual to lead the Board. Our Board is best positioned to determine the most effective leadership structure for Capital One at any given time.

***Capital One's stockholders are best served by our current leadership structure.***

Our Board has determined that the most effective leadership structure for Capital One and our stockholders at this time is for Richard D. Fairbank to serve as both Chair and CEO of Capital One.

Mr. Fairbank founded Capital One and has served as CEO since shortly before Capital One's initial public offering in late 1994 and Chair since early 1995. Mr. Fairbank is an industry pioneer, innovator and strategic thought leader in the areas of consumer credit analytics, underwriting and risk management, national brand, and talent and leadership development. As a direct result of Mr. Fairbank's leadership, we have grown to become one of the largest consumer franchises with one of the most recognizable and established national brands. Because of Mr. Fairbank's strategic vision, leadership, and thoughtful execution, we have grown and effectively transformed into one of the top 10 largest banks in the U.S. based on deposits. Over this period of time, we have delivered strong, long-term financial growth and returns in a safe and sound manner through adverse business cycles.

Our Board believes that Mr. Fairbank possesses the right combination of leadership qualities, strategic vision, industry experience and deep knowledge of the day-to-day operations of Capital One to understand and clearly articulate to the Board the opportunities, challenges and risks facing Capital One. The Board believes Mr. Fairbank in the combined role of Chair and CEO serves as a highly effective bridge between the Board and management, which is a critical component to executing on our business strategy and creating long-term value for our stockholders. We believe, at this time, our unified leadership structure enables our Board to present Capital One's vision with one voice and to focus responsibly and effectively on the diverse and complex business, market and regulatory challenges facing companies in the rapidly changing and highly-regulated financial services industry.

For the reasons discussed above, the Board believes that our existing Board leadership structure provides the most effective governance framework that allows our Company to benefit from Mr. Fairbank's knowledge and leadership while appropriately maintaining strong independent and effective oversight of our business and affairs through our empowered Lead Independent Director, independent key committees, experienced and committed directors, and frequent executive sessions without management in attendance.

**Accordingly, the Board recommends that you vote *AGAINST* this proposal.**

## SECTION XVI – OTHER BUSINESS

### Other Business

As of the date of this proxy statement, we know of no business that will be presented for consideration at the Annual Meeting other than the items referred to above. If other matters are properly brought before the meeting, the persons named in the accompanying proxy card will vote such proxy at their discretion.

### Annual Report to Stockholders

Capital One's Annual Report to Stockholders for the fiscal year ended December 31, 2013, including consolidated financial statements, is being furnished along with this proxy statement to Capital One's stockholders of record. The Annual Report to Stockholders does not constitute a part of the proxy soliciting material. A copy of the Annual Report as well as Capital One's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, may be obtained at the Annual Meeting, at our website at www.capitalone.com under "About Us/Investors" or by contacting our Investor Relations department at Capital One's address set forth on the Notice of Annual Stockholder Meeting. The Form 10-K, which is filed with the SEC, may also be obtained at the SEC's website at www.sec.gov.

### Stockholder Proposals for 2015 Annual Stockholder Meeting

Stockholders interested in submitting a proposal for inclusion in the proxy materials at Capital One's 2015 Annual Stockholder Meeting ("Capital One's 2015 Annual Meeting") may do so by following the rules prescribed in Rule 14a-8 under the Securities Exchange Act of 1934. To be eligible for inclusion, stockholder proposals must be received by Capital One's Corporate Secretary at the address on the Notice of Annual Stockholder Meeting no later than the close of business on November 18, 2014.

Under our Bylaws, if you wish to present other business before the stockholders at Capital One's 2015 Annual Meeting or nominate a director candidate, you must give proper written notice of any such business to the Corporate Secretary not before January 1, 2015, and not after January 31, 2015. If Capital One's 2015 Annual Meeting is not within thirty days before or sixty days after May 1, 2015, the anniversary date of this year's Annual Meeting, notice must be delivered no earlier than the one hundred twentieth day prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Your notice must include the information specified in our Bylaws concerning the business or nominee. Our Bylaws set forth the information that must be furnished to the Corporate Secretary in order for any such notice to be proper. A copy of our Bylaws may be obtained from the Corporate Secretary at Capital One's address on the Notice of Annual Stockholder Meeting.

On behalf of the Board of Directors,

John G. Finneran, Jr.
Corporate Secretary

March 18, 2014

## APPENDIX A – CAPITAL ONE FINANCIAL CORPORATION'S THIRD AMENDED AND RESTATED 2004 STOCK INCENTIVE PLAN

**AMENDED AND RESTATED AS OF MAY 1, 2014**

**CONTENTS**

## CAPITAL ONE FINANCIAL CORPORATION
## THIRD AMENDED AND RESTATED 2004 STOCK INCENTIVE PLAN

**Article 1. Establishment, Purpose and Duration**

**1.1 Establishment.** The Company established, effective as of April 29, 2004, an incentive compensation plan to be known as the 2004 Stock Incentive Plan (hereinafter referred to as the "Plan"), as set forth in this document, as it may be amended from time to time. The Plan is hereby amended and restated effective as of May 1, 2014 (the "Restatement Effective Date").

The Plan permits the grant of Cash-Based Awards, Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Annual Incentive Pool Awards, and Other Stock-Based Awards.

This amendment and restatement of the Plan shall become effective upon shareholder approval and shall remain in effect as provided in Section 1.3 hereof.

**1.2 Purpose of the Plan.** The purpose of the Plan is to promote the interests of the Company and its shareholders by strengthening the Company's ability to attract, motivate, and retain Associates, Directors and Third Party Service Providers of the Company, its Affiliates and Subsidiaries upon whose judgment, initiative, and efforts the financial success and growth of the business of the Company largely depend, and to provide an additional incentive for such individuals through stock ownership and other rights that promote and recognize the financial success and growth of the Company and create value for shareholders.

**1.3 Duration of the Plan.** Effective with this amendment and restatement of the Plan, unless sooner terminated as provided herein, the Plan shall terminate ten years from the Restatement Effective Date. After the Plan is terminated, no new Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and the Plan's terms and conditions.

**Article 2. Definitions**

Whenever used in the Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized.

**2.1** **"Affiliate"** shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations of the Exchange Act.

**2.2** **"Annual Award Limit"** or **"Annual Award Limits"** shall have the meaning set forth in Section 4.3.

**2.3** **"Annual Incentive Pool Award"** means an Award granted to a Participant as described in Article 12.

**2.4** **"Associate"** means any employee of the Company, its Affiliates and/or Subsidiaries.

**2.5** **"Award"** means, individually or collectively, a grant under the Plan of Cash-Based Awards, Nonqualified Stock Options, Incentive Stock Options, SARs, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Annual Incentive Pool Awards, or Other Stock-Based Awards, in each case subject to the terms of the Plan.

**2.6** **"Award Agreement"** means either (i) a written or electronic agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under the Plan, or (ii) a written or electronic statement issued by the Company to a Participant describing the terms and provisions of such Award. The Committee may provide for use of electronic, internet or other non-paper Award Agreements, and the use of electronic, internet or other non-paper means for the acceptance thereof and actions thereunder by a Participant.

**2.7** **"Beneficial Owner"** or **"Beneficial Ownership"** shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

**2.8** **"Board"** or **"Board of Directors"** means the Board of Directors of the Company.

**2.9** **"Cash-Based Award"** means an Award granted to a Participant as described in Article 10.

**2.10** **"Change of Control"** means:

(i) Any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (A) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that, for purposes of this Article 2.10, the following acquisitions of Outstanding Company Common Stock or Outstanding Company Voting Securities shall not constitute a Change of Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliated Company or (iv) any acquisition pursuant to a transaction that complies with Articles 2.10(iii)(A), 2.10(iii)(B) and 2.10(iii)(C); or

(ii) Individuals who constituted the Board as of January 1, 2009 (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided, however, that any individual becoming a director subsequent to January 1, 2009 whose election, or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its Subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its Subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportion as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(iv) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

**2.11** **"Code"** means the U.S. Internal Revenue Code of 1986, as amended from time to time.

**2.12** **"Committee"** means the compensation committee of the Board or such other committee as the Board shall appoint from time to time to administer the Plan.

**2.13** **"Company"** means Capital One Financial Corporation, a Delaware corporation, and any successor thereto as provided in Article 19 herein.

**2.14** **"Consolidated Operating Earnings"** means the consolidated earnings before income taxes of the Company, computed in accordance with US generally accepted accounting principles, but shall exclude the effects of Extraordinary Items and (i) gains or losses on the disposition of a business; (ii) changes in tax or accounting regulations or laws; and (iii) the effect of a merger or acquisition, all of which must be identified in the audited financial statements, including footnotes, or Management Discussion and Analysis section of the Company's annual report.

**2.15** **"Covered Employee"** means a Participant who, at the time of reference, is a "covered employee," as defined in Code Section 162(m) and the regulations promulgated under Code Section 162(m), or any successor statute.

**2.16** **"Date of Grant"** means the date on which an Award is granted by the Committee or such later date specified by the Committee as the date as of which the Award is to be effective.

**2.17** **"Director"** means a member of the Board of Directors.

**2.18** **"Disability"** or **"Disabled"** means, as to an Incentive Stock Option, a Disability within the meaning of Code Section 22(e)(3). As to all other Awards, the Committee shall determine whether a Disability exists and such determination shall be conclusive.

**2.19** **"Effective Date"** has the meaning set forth in Section 1.1.

**2.20** **"Exchange Act"** means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

**2.21** **"Extraordinary Items"** means extraordinary, unusual, and/or nonrecurring items of gain or loss as defined under US generally accepted accounting principles.

**2.22** **"Fair Market Value"** or **"FMV"** means, on any given date, the closing price for a Share on such date as reported on the New York Stock Exchange ("NYSE") (or, if NYSE is not open for trading on such date, for the last preceding day on which a Share was traded). In the absence of any such sale, FMV means the last bid price of a Share on such date as reported on the National Association of Securities Dealers Automated Quotation System, or, if not so reported, as furnished by any member of the National Association of Securities Dealers, Inc. selected by the Committee. In the absence of such price or if Shares are no longer traded on the NYSE, FMV shall be determined by the Committee using any reasonable method in good faith. Notwithstanding the foregoing, if the Committee determines in its discretion that another definition of FMV should be used in connection with the grant, exercise, vesting, settlement or payout of any Award, it may specify such alternative definition in the Award Agreement. Such alternative definitions may include a price that is based on the opening, actual, high, low, or average selling prices of a Share on NYSE or other established stock exchange (or exchanges) on the applicable date, the preceding trading days, the next succeeding trading day, or an average of trading days. Notwithstanding the foregoing, the definition of FMV used in connection with any Award that is intended to qualify as an ISO under Section 422 of the Code or as Performance-Based Compensation under Section 162(m) of the Code shall be a definition of FMV that satisfies the requirements of such provisions of the Code.

2.23 **"Freestanding SAR"** means an SAR that is either granted independently of any Options or is granted in connection with a related Option, as described in Article 7, but, in the latter case, the exercise of which does not require forfeiture of any rights under a related Option (or vice versa).

2.24 **"Grant Price"** means the price established at the time of grant of a SAR pursuant to Article 7, used to determine whether there is any payment due to a Participant upon exercise of the SAR.

2.25 **"Incentive Stock Option"** or **"ISO"** means an Option to purchase Shares granted under Article 6 to an Associate that is designated as an Incentive Stock Option and that is intended to meet the requirements of Code Section 422, or any successor provision.

2.26 **"Insider"** shall mean an individual who is, on the relevant date, an officer, Director, or more than ten percent (10%) Beneficial Owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Board in accordance with Section 16 of the Exchange Act.

2.27 **"Net Income"** means the consolidated net income before taxes and before discontinued operations, Extraordinary Items and cumulative effect of change in accounting principle, if applicable, for the Plan Year, as reported in the Company's annual report to shareholders or as otherwise reported to shareholders.

2.28 **"Nonqualified Stock Option"** or **"NQSO"** means an Option that is not intended to meet the requirements of Code Section 422, or that otherwise does not meet such requirements.

2.29 **"Operating Cash Flow"** means cash flow from operating activities as defined in SFAS Number 95, Statement of Cash Flows.

2.30 **"Option"** means an Award granted to a Participant, as described in Article 6.

2.31 **"Option Price"** means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.32 **"Other Stock-Based Award"** means an equity-based or equity-related Award not otherwise described by the terms of the Plan, granted pursuant to Article 10.

2.33 **"Participant"** means any eligible person as set forth in Article 5 to whom an Award is granted.

2.34 **"Performance-Based Compensation"** means compensation under an Award that satisfies the requirements of Section 162(m) of the Code for deductibility of remuneration paid to Covered Employees.

2.35 **"Performance Measures"** means measures as described in Article 11 on which the performance goals are based and which are approved by the Company's shareholders pursuant to the Plan in order to qualify Awards as Performance-Based Compensation.

2.36 **"Performance Period"** means the period of time during which the performance goals must be met in order to determine the degree of payout and/or vesting with respect to an Award.

2.37 **"Performance Share"** means an Award granted to a Participant, as described in Article 9.

2.38 **"Performance Unit"** means an Award granted to a Participant, as described in Article 9.

2.39 **"Period of Restriction"** means the period when Restricted Stock or Restricted Stock Units are subject to a substantial risk of forfeiture (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, in its discretion), as provided in Article 8.

2.40 **"Person"** shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

2.41 **"Plan"** means the Capital One Financial Corporation 2004 Stock Incentive Plan, as amended and restated effective May 1, 2014, and as it subsequently may be amended from time to time.

2.42 **"Plan Year"** means the calendar year.

2.43 **"Prior Plans"** means the Capital One Financial Corporation 1994 Stock Incentive Plan, as amended, Capital One Financial Corporation 1999 Stock Incentive Plan and Capital One Financial Corporation 2002 Non-Executive Officer Stock Incentive Plan.

2.44 **"Restricted Stock"** means an Award granted to a Participant pursuant to Article 8.

2.45 **"Restricted Stock Unit"** means an Award granted to a Participant pursuant to Article 8, except no Shares are actually awarded to the Participant on the Date of Grant.

2.46 **"Retirement"** means the termination of employment of any Participant who either (a) has attained his or her 62nd birthday and has served as an employee of the Company, its Affiliates and/ or Subsidiaries for at least five (5) consecutive years prior to such termination of employment or (b) has attained his or her 55th birthday and has served as an employee of the Company, its Affiliates and/or Subsidiaries for at least ten (10) consecutive years prior to such termination of employment; unless, in either case, the Committee determines such termination is not a Retirement for purposes of the Plan and/or any Award.

2.47 **"Share"** means a share of common stock of the Company, $.01 par value per share.

2.48 **"Stock Appreciation Right"** or **"SAR"** means an Award, designated as an SAR, pursuant to the terms of Article 7 herein.

2.49 **"Subsidiary"** means any corporation or other entity, whether domestic or foreign, which is consolidated with the Company in accordance with US generally accepted accounting principles.

2.50 **"Tandem SAR"** means an SAR that is granted in connection with a related Option pursuant to Article 7 herein, the exercise of which shall require forfeiture of the right to purchase a Share under the related Option (and when a Share is purchased under the Option, the Tandem SAR shall similarly be canceled).

2.51 **"Third Party Service Provider"** means any consultant, agent, advisor, or independent contractor who is a natural person and who renders *bona fide* services to the Company, a Subsidiary, or an Affiliate that (a) are not in connection with the offer and sale of the Company's securities in a capital raising transaction, and (b) do not directly or indirectly promote or maintain a market for the Company's securities.

**Article 3. Administration**

**3.1 General.** The Committee shall be responsible for administering the Plan, subject to this Article 3 and the other provisions of the Plan. The Committee may employ attorneys, consultants, accountants, agents, and other persons, any of whom may be an Associate or Third Party Service Provider, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions, or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon Participants, the Company, and all other interested persons.

**3.2 Authority of the Committee.** Subject to the express provisions of the Plan, the Committee shall have full and exclusive discretionary power to do all things that it determines to be necessary or appropriate in connection with the administration of the Plan, including, without limitation: (a) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein; (b) to determine which persons are eligible for Awards granted hereunder and the timing of any such Awards; (c) to prescribe and amend the terms of the Award Agreements, to grant Awards and determine the terms and conditions thereof; (d) to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, retention, vesting, exercisability, settlement or recoupment of any Award; (e) to prescribe and amend the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan; (f) to determine the extent to which adjustments are required pursuant to Section 4.4; (g) to interpret and construe the Plan, any rules and regulations under the Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions if the Committee, in good faith, determines that it is appropriate to do so; (h) to approve corrections in the documentation or administration of any Award; and (i) to make all other determinations deemed necessary or advisable for the administration of the Plan.

**3.3 Delegation.** Subject to this Section 3, the Committee may delegate to one or more of its members or other members of the Board or to one or more officers or management committees of the Company, and/or its Subsidiaries and Affiliates or to one or more agents or advisors such duties or powers as it may deem advisable, and the Committee or any person to whom it has delegated duties or powers as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. In addition, the Committee may, by resolution, authorize one or more officers or management committees of the Company to do one or more of the following on the same basis as can the Committee: (a) designate Associates to be recipients of Awards; and (b) determine the type, number of Shares subject thereto and all other terms and conditions of any such Awards; provided, however, (i) the Committee shall not delegate such responsibilities to any such officer or management committee for Awards granted to a Director, an Associate that is considered an Insider or an Associate that is considered a Covered Employee (or who, in the sole determination of the Committee, may become a Covered Employee); (ii) the resolution providing such authorization sets forth the total number of Shares that may be subject to Awards such officer(s) or management committee(s) may grant and any other limitations on the delegated authority that the Committee may deem appropriate or advisable; and (iii) the officer(s) or management committee(s) shall report periodically to the Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated in the manner and at such times as requested by the Committee.

**3.4 No Liability; Indemnity.** To the fullest extent permitted from time to time by applicable law, subject to the Company's Restated Certificate of Incorporation and Restated Bylaws (as each may be amended from time to time), neither the Company nor any member of the Committee shall be liable for any action, omission, or determination of the Committee relating to the Plan or any Award, and the Company shall indemnify and hold harmless each member of the Committee and each other person to whom any duty or power relating to the administration or interpretation of the Plan or any Award has been delegated against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim with the approval of the Committee) arising out of any such action, omission or determination relating to the Plan or any Award.

**3.5 Third Party Agreements.** Notwithstanding any other provision of the Plan (including without limitation Section 20.11 hereof), the Committee may enter into agreements with third parties pursuant to which such third parties may issue Awards to the Participants in lieu of the Company's issuance thereof or assume the obligations of the Company under any Awards previously issued by the Company, in any case on such terms and conditions as may be determined by the Committee in its sole discretion.

**3.6 Determination of Termination of Employment or Service.** The Committee shall have the authority to determine in its discretion whether a Participant's placement by the Company, an Affiliate or a Subsidiary on military or sick leave or other authorized leave of absence will be considered a termination of employment or services as a Director or Third Party Service Provider or a continuation of the employment or service relationship.

In addition, the Committee shall have the authority to determine whether to treat the service of a Participant who ceases to be an Associate but continues to be a Director or Third Party Service Provider as a continuation of Participant's employment relationship or as a termination of employment for purposes of the Plan or any outstanding Award.

Unless the Committee determines otherwise, if a Participant is employed by, or provides services as a Third Party Service Provider to, an entity that ceases to be an Affiliate or a Subsidiary as the result of a corporate event or transaction, for purposes of any Award under the Plan, such Participant shall be deemed to have had his or her employment or services as a Third Party Service Provider terminated by the Company, its Affiliates and Subsidiaries at the time of such cessation.

**Article 4. Shares Subject to the Plan and Maximum Awards**

**4.1 Number of Shares Available for Awards**. Subject to adjustment as provided in Section 4.4 herein:

(a) The maximum number of Shares available for issuance to Participants under the Plan shall be fifty-five million (55,000,000).

(b) Subject to the limit set forth in Section 4.1(a) on the number of Shares that may be issued in the aggregate under the Plan, there are no maximum Shares per type of Award, as described in Articles 6 through 10 below, that may be issued under the Plan, so long as no Shares are issued in excess of fifty-five million (55,000,000).

**4.2 Share Usage**.

(a) Shares covered by an Award shall only be counted as used for purposes of Section 4.1 above to the extent they are actually issued and delivered to a Participant, or, if permitted by the Committee, a Participant's designated transferee and are not forfeited by the Participant back to the Company. For purposes of Section 4.1 above, any Shares related to Awards which (i) terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares, (ii) are forfeited by the Participant back to the Company, (iii) are settled in cash in lieu of Shares, or (iv) are exchanged with the Committee's permission, prior to the issuance of Shares, for Awards not involving the issuance or delivery of Shares, shall be available again for grant under the Plan.

(b) Except to the extent otherwise required by Code Section 422, other applicable law or stock exchange rule, if (i) the Option Price of any Option granted under the Plan is satisfied by tendering Shares to the Company (by either actual delivery or by attestation), or (ii) an SAR is exercised, then only the number of Shares issued, net of the Shares so tendered or withheld, if any, will be deemed issued and delivered for purposes of determining the maximum number of Shares available for issuance under Section 4.1(a) above and the maximum number of Shares available for issuance as ISOs and NQSOs under Section 4.1(b) above. In addition, except to the extent otherwise required by Code Section 422, other applicable law or stock exchange rule, if the exercise price of any stock option with a reload feature granted under any of the Prior Plans (a "Prior Option") (the exercise of which results in the issuance pursuant to the reload feature of an Option under the Plan (a "Reload Option")) is satisfied by tendering Shares to the Company, only the number of Shares issued pursuant to the Reload Option, net of the Shares tendered in payment of the exercise price for the Prior Option, shall be deemed issued and delivered for purposes of determining the maximum number of Shares available for issuance under Section 4.1(a) above and the maximum number of Shares available for issuance as ISOs and NQSOs under Section 4.1(b) above.

(c) Except to the extent otherwise required by Code Section 422, other applicable law or stock exchange rule, the maximum number of Shares available for issuance under the Plan shall not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional Shares or credited as additional Restricted Stock, Restricted Stock Units, Performance Shares, or Other Stock-Based Awards. The Shares available for issuance under the Plan may be authorized and unissued Shares or treasury Shares.

(d) The Committee shall have the authority to grant Awards as an alternative to or as the form of payment for grants or rights earned or due under other compensation plans or arrangements of the Company.

**4.3 Annual Award Limits.** Subject to adjustment as provided in Section 4.4 herein, the following limits (each an "Annual Award Limit," and, collectively, "Annual Award Limits") shall apply to grants of such Awards under the Plan:

(a) **Options:** The maximum aggregate number of Shares with respect to which Options may be granted in the form of Options in any one Plan Year to any one Participant shall be two million five hundred thousand (2,500,000), plus the number of Shares under the Participant's Annual Award Limit relating to Options with respect to which Options were not granted determined as of the close of the previous Plan Year.

(b) **SARs:** The maximum aggregate number of Shares with respect to which Stock Appreciation Rights may be granted in any one Plan Year to any one Participant shall be two million five hundred thousand (2,500,000), plus the number of Shares under the Participant's Annual Award Limit relating to Stock Appreciation Rights with respect to which SARs were not granted determined as of the close of the previous Plan Year.

(c) **Restricted Stock or Restricted Stock Units:** The maximum aggregate number of Shares that may be granted as Restricted Stock or with respect to which Restricted Stock Units may be granted in any one Plan Year to any one Participant shall be two million (2,000,000), plus the number of Shares under the Participant's Annual Award Limit relating to Restricted Stock and Restricted Stock Units with respect to which Restricted Stock and Restricted Stock Units were not granted determined as of the close of the previous Plan Year.

(d) **Performance Units or Performance Shares:** The maximum aggregate amount that any one Participant may be granted in any one Plan Year with respect to Performance Units or Performance Shares shall be two million five hundred thousand (2,500,000) Shares, or an amount equal to the value of two million five hundred thousand (2,500,000) Shares, as applicable, plus the number of Shares under the Participant's Annual Award Limit relating to Performance Units and Performance Shares with respect to which Performance Units and Performance Shares were not granted determined as of the close of the previous Plan Year.

(e) **Cash-Based Awards:** The maximum aggregate amount that any one Participant may be granted in any one Plan Year with respect to Cash-Based Awards not denominated in Shares may not exceed thirty million dollars ($30,000,000) or, with respect to Cash-Based Awards denominated in Shares, an amount equal to the value of two million (2,000,000) Shares, plus the amount of the Participant's Annual Award Limit related to Cash-Based Awards denominated in Shares and Cash-Based Awards not denominated in Shares, respectively, with respect to which Cash-Based Awards were not granted determined as of the close of the previous Plan Year.

(f) **Annual Incentive Pool Award.** The maximum aggregate amount awarded or credited in any one Plan Year with respect to an Annual Incentive Pool Award shall be determined in accordance with Article 12.

(g) **Other Stock-Based Awards**. The maximum aggregate number of Shares with respect to which Other Stock-Based Awards may be granted pursuant to Section 10.2 in any one Plan Year to any one Participant shall be two million (2,000,000), plus the number of Shares under the Participant's Annual Award Limit relating to Other Stock-Based Awards with respect to which Other Stock- Based Awards were not granted determined as of the close of the previous Plan Year.

**4.4 Adjustments in Authorized Shares.** In the event of any corporate event or transaction (including, but not limited to, a change in the shares of the Company or the capitalization of the Company) such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, or other distribution of stock or property of the Company, combination of Shares, exchange of Shares, dividend in kind, extraordinary cash dividend or other like change in capital structure or distribution (other than normal cash dividends) to shareholders of the Company, or any similar corporate event or transaction, the Committee, in order to prevent dilution or enlargement of Participants' rights under the Plan, shall appropriately substitute or adjust, as applicable, the number and kind of Shares that may be issued under the Plan or under particular forms of Awards, the number and kind of Shares subject to outstanding Awards, the Option Price or Grant Price applicable to outstanding Awards, the Annual Award Limits, and other value determinations applicable to outstanding Awards.

The Committee shall also make appropriate adjustments in the terms of any Awards under the Plan to reflect or related to such corporate events or transactions, changes or distributions and to modify any other terms of outstanding Awards, including modifications of performance goals and changes in the length of Performance Periods. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding upon Participants, the Company, and all other interested persons.

Subject to the provisions of Article 17, without affecting the number of Shares reserved or available hereunder, the Committee may authorize under the Plan the issuance of Awards or the assumption of awards granted under plans of other entities in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with the ISO rules under Section 422 of the Code, where applicable, and any other applicable laws or stock exchange rules.

**Article 5. Eligibility and Participation**

**5.1 Eligibility.** Individuals eligible to participate in the Plan include all Associates and Directors. Third Party Service Providers are also eligible to participate in the Plan.

**5.2 Actual Participation.** Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible individuals those to whom Awards shall be granted and shall determine, in its sole discretion, the nature of, any and all terms permissible by law, and the amount of each Award.

**5.3 Trusts and Other Funding Vehicles.** Notwithstanding any other provision herein (including without limitation Section 20.11), in lieu of making Awards directly to Associates, Directors or Third Party Service Providers under the Plan, the Committee may make Awards under the Plan through or to a trust or other funding vehicle which in turn makes Awards to Participants or which issues interests in Awards held by it to Participants, in any case on such terms and conditions as may be determined by the Committee in its sole discretion.

**Article 6. Stock Options**

**6.1 Grant of Options.** Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee, in its sole discretion; provided that ISOs may be granted only to eligible Associates of the Company or of any parent or subsidiary corporation (as permitted by Code Section 422 and the regulations thereunder). Notwithstanding any other provision of the Plan, the Committee shall not grant Options containing, or amend Options previously granted to include, reload features providing for the automatic grant of Options with respect to the number of already owned Shares delivered by the Participant to exercise Options. Subject to the terms and provisions of the Plan, the Committee may grant Options in satisfaction of the Company's obligation to issue stock options pursuant to stock options with reload features granted under the Prior Plans.

**6.2 Award Agreement.** Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the maximum duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable (including the effect, if any, of a Change of Control, death, Disability or Retirement), the Date of Grant and such other provisions as the Committee shall determine. The Award Agreement also shall specify whether the Option is intended to be an ISO or a NQSO.

**6.3 Option Price.** The Option Price for each grant of an Option shall be as determined by the Committee and shall be specified in the Award Agreement. The Option Price may include (but not be limited to) an Option Price based on one hundred percent (100%) of the FMV of the Shares on the Date of Grant, an Option Price that is set at a premium to the FMV of the Shares on the Date of Grant, or is indexed to the FMV of the Shares on the Date of Grant, with the index determined by the Committee, in its discretion; provided, however, the Option Price must be at least equal to one hundred percent (100%) of the FMV of the Shares on the Date of Grant.

**6.4 Duration of Options.** Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, that the Committee may extend the term of any Option that would otherwise expire at a time when the Participant is not permitted by applicable law or Company policy to exercise such Option; and provided, further, no Option shall be exercisable later than the tenth (10th) anniversary of its Date of Grant. Notwithstanding the foregoing, for Options granted to Participants outside the United States, the Committee has the authority to grant Options that have a term greater than ten (10) years.

**6.5 Limitations on Grant of Incentive Stock Options.**

(a) The aggregate Fair Market Value of shares of Common Stock with respect to which "incentive stock options" (within the meaning of Section 422 of the Code) are exercisable for the first time by a Participant during any Plan Year under the Plan and any other stock incentive plan of the Company shall not exceed $100,000. Such Fair Market Value shall be determined as of the date on which each such incentive stock option is granted. In the event that the aggregate Fair Market Value of Shares with respect to such incentive stock options exceeds $100,000, then Incentive Stock Options granted hereunder to such Participant shall, to the extent and in the order required by regulations promulgated under the Code (or any other authority having the force of regulations), automatically be deemed to be NQSOs, but all other terms and provisions of such Incentive Stock Options shall remain unchanged.

(b) No Incentive Stock Option may be granted to an individual if, at the time of the proposed grant, such individual owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or any "parent" or "subsidiaries" (within the meaning of Section 424 of the Code), unless (i) the Option Price of such Incentive Stock Option is at least one hundred and ten percent (110%) of the Fair Market Value of a Share at the time such Incentive Stock Option is granted and (ii) such Incentive Stock Option is not exercisable after the expiration of five (5) years from the date such Incentive Stock Option is granted.

**6.6 Exercise of Options.** Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant.

**6.7 Payment.** Options granted under this Article 6 shall be exercised by the delivery of a notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures which may be authorized by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

A condition of the issuance of the Shares as to which an Option shall be exercised shall be the payment of the Option Price. The Option Price of any Option shall be payable to the Company in full either: (a) in cash or its equivalent; (b) by tendering (either by actual delivery or attestation) previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the Option Price; (c) by a combination of (a) and (b); (d) a cashless (broker-assisted) exercise in accordance with procedures approved by the Committee; or (e) any other method approved or accepted by the Committee in its sole discretion.

Subject to any governing rules or regulations, as soon as practicable after receipt of written notification of exercise and full payment (including satisfaction of any applicable tax withholding), the Company shall deliver to the Participant evidence of book entry Shares, or upon the Participant's request, Share certificates in an appropriate amount based upon the number of Shares purchased under the Option(s).

Unless otherwise determined by the Committee, all payments under all of the methods indicated above shall be paid in United States dollars.

**6.8 Restrictions on Share Transferability.** The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, or under any blue sky or state securities laws applicable to such Shares.

**6.9 Termination of Employment or Service.** Each Participant's Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment or provision of services as a Director or Third Party Service Provider to the Company, its Affiliates and/or Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Options issued pursuant to this Article 6, and may reflect distinctions based on the reasons for termination.

**6.10 Transferability of Options.**

(a) **Incentive Stock Options**. No ISO granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under this Article 6 shall be exercisable during his or her lifetime only by such Participant.

(b) **Nonqualified Stock Options**. Except as otherwise provided in a Participant's Award Agreement or otherwise determined at any time by the Committee, no NQSO granted under this Article 6 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution; provided that the Board or Committee may permit further transferability, on a general or a specific basis, and may impose conditions and limitations on any permitted transferability. Further, except as otherwise provided in a Participant's Award Agreement or otherwise at any time by the Committee, or unless the Board or Committee decides to permit further transferability, all NQSOs granted to a Participant under this Article 6 shall be exercisable during his or her lifetime only by such Participant. With respect to those NQSOs, if any, that are permitted to be transferred to another person, references in the Plan to exercise or payment of the Option Price by the Participant shall be deemed to include, as determined by the Committee, the Participant's permitted transferee.

**6.11 Notification of Disqualifying Disposition.** If any Participant shall make any disposition of Shares issued pursuant to the exercise of an ISO under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within ten (10) days thereof.

**6.12. Substituting SARs.** Regardless of the terms of any Award Agreement, the Committee shall have the right to substitute SARs for outstanding Options granted to any Participant, provided the substituted SARs call for settlement by the issuance of Shares, and the terms of the substituted SARs and economic benefit of such substituted SARs are at least equivalent to the terms and economic benefit of the Options being replaced.

**Article 7. Stock Appreciation Rights**

**7.1 Grant of SARs.** Subject to the terms and conditions of the Plan, SARs may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SARs.

Subject to the terms and conditions of the Plan, the Committee shall have complete discretion in determining the number of SARs granted to each Participant and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs. Any SAR granted in connection with an Option may be granted at the same time as its related Option is granted or at any time prior to the exercise, expiration or cancellation of its related Option.

The Grant Price for each grant of a Freestanding SAR shall be determined by the Committee and shall be specified in the Award Agreement. The Grant Price may include (but not be limited to) a Grant Price based on one hundred percent (100%) of the FMV of the Shares on the Date of Grant, a Grant Price that is set at a premium to the FMV of the Shares on the Date of Grant, or is indexed to the FMV of the Shares on the Date of Grant, with the index determined by the Committee, in its discretion; provided, however, the Grant Price must be at least equal to one hundred percent (100%) of the FMV of the Shares on the Date of Grant. The Grant Price of Tandem SARs shall be equal to the Option Price of the related Option.

**7.2 SAR Agreement.** Each SAR shall be evidenced by an Award Agreement that shall specify the Grant Price, the term of the SAR, and such other provisions as the Committee shall determine (including the effect, if any, of a Change of Control, death, Disability or Retirement).

**7.3 Term of SAR.** The term of an SAR granted under the Plan shall be determined by the Committee, in its sole discretion; provided, however, that the Committee may extend the term of any SAR that would otherwise expire at a time when the Participant is not permitted by applicable law or Company policy to exercise such SAR; provided, further, except as determined otherwise by the Committee and specified in the SAR Award Agreement, no SAR shall be exercisable later than the tenth (10th) anniversary of its Date of Grant. Notwithstanding the foregoing, for SARs granted to Participants outside the United States, the Committee has the authority to grant SARs that have a term greater than ten (10) years.

**7.4 Exercise of Freestanding SARs.** Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes, including a requirement that a Freestanding SAR be exercised only at the same time as a related Option.

**7.5. Exercise of Tandem SARs.** Tandem SARs may be exercised with respect to all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable.

Notwithstanding any other provision of the Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (a) the Tandem SAR will expire no later than the expiration of the underlying ISO; (b) the value of the payout with respect to the Tandem SAR may be for no more than one hundred percent (100%) of the difference between the Option Price of the underlying ISO and the Fair Market Value of the Shares subject to the underlying ISO at the time the Tandem SAR is exercised; and (c) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the ISO exceeds the Option Price of the ISO.

**7.6 Payment of SAR Amount.** Upon the exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The excess of the Fair Market Value of a Share on the date of exercise over the Grant Price; by

(b) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, Shares, or any combination thereof, or in any other manner approved by the Committee in its sole discretion. The Committee's determination regarding the form of SAR payout shall be set forth in the Award Agreement pertaining to the grant of the SAR; provided, however, that the Committee may reserve the right to determine the form of such payout at any time subsequent to the grant, at which time it will give notice to the Participant.

**7.7 Termination of Employment or Service**. Each Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment with or provision of services as a Director or Third Party Service Provider to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

**7.8 Nontransferability of SARs**. Except as otherwise provided in a Participant's Award Agreement or otherwise at any time by the Committee, no SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement or otherwise determined at any time by the Committee, all SARs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant. With respect to those SARs, if any, that are permitted to be transferred to another person, references in the Plan to exercise of the SAR by the Participant or payment of any amount to the Participant shall be deemed to include, as determined by the Committee, the Participant's permitted transferee.

**7.9 Other Restrictions.** The Committee shall impose such other conditions and/or restrictions on any Shares received upon exercise of an SAR granted pursuant to the Plan as it may deem advisable or desirable. These restrictions may include, but shall not be limited to, a requirement that the Participant hold the Shares received upon exercise of an SAR for a specified period of time.

**Article 8. Restricted Stock and Restricted Stock Units**

**8.1 Grant of Restricted Stock or Restricted Stock Units**. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock and/or Restricted Stock Units to Participants in such amounts as the Committee shall determine. Restricted Stock Units shall be similar to Restricted Stock except that no Shares are actually awarded to the Participant on the Date of Grant.

**8.2 Restricted Stock or Restricted Stock Unit Agreement**. Each grant of Restricted Stock and/or Restricted Stock Unit shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock or the number of Restricted Stock Units granted, the Date of Grant, and such other provisions as the Committee shall determine (including the effect, if any, of a Change of Control, death, Disability or Retirement).

**8.3 Transferability**. Except as provided in the Plan or an Award Agreement, the Shares of Restricted Stock and/or Restricted Stock Units granted herein may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Award Agreement (and in the case of Restricted Stock Units until the date of delivery of Shares or other payment), or upon earlier satisfaction of any other conditions, as specified by the Committee, in its sole discretion, and set forth in the Award Agreement or otherwise determined at any time by the Committee. All rights with respect to the Restricted Stock and/or Restricted Stock Units granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant, except as otherwise provided in an Award Agreement or at any time by the Committee.

**8.4 Other Restrictions**. The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, restrictions based upon the achievement of specific performance goals, service-based restrictions on vesting following the attainment of the performance goals, service-based restrictions, and/or restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock or Restricted Stock Units.

To the extent deemed appropriate by the Committee, if such certificates are issued at the time of grant, the Company may retain the certificates representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse.

Except as otherwise provided in this Article 8, Shares of Restricted Stock covered by each Restricted Stock Award shall become freely transferable by the Participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse (including satisfaction of any applicable tax withholding obligations), and Restricted Stock Units shall be settled in cash, Shares, or a combination of cash and Shares as the Committee, in its sole discretion shall determine.

**8.5 Certificate Legend.** In addition to any legends placed on certificates pursuant to Section 8.4, if certificates are issued at the time of grant, each such certificate representing Shares of Restricted Stock granted pursuant to the Plan may bear a legend such as the following or as otherwise determined by the Committee in its sole discretion.

The sale or transfer of shares of common stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions as set forth in the Capital One Financial Corporation 2004 Stock Incentive Plan, and in the associated Award Agreement. A copy of the Plan and such Award Agreement may be obtained from Capital One Financial Corporation.

**8.6 Voting and Dividend Rights.** Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, to the extent permitted or required by law, as determined by the Committee, Participants holding Shares of Restricted Stock granted hereunder shall be granted the right to exercise full voting rights, and to receive all dividends and other distributions paid, with respect to those Shares during the Period of Restriction. Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, any such dividend shall be paid in cash within a reasonable time after dividends are paid to the Company's other stockholders. With respect to any Restricted Stock Units granted hereunder, a Participant shall have no such voting or dividend rights during the Period of Restriction, unless otherwise determined by the Committee and set forth in a Participant's Award Agreement.

**8.7 Termination of Employment or Service.** Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Restricted Stock and/or Restricted Stock Units following termination of the Participant's employment with or provision of services as a Director or Third Party Service Provider to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Shares of Restricted Stock or Restricted Stock Units issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

**8.8 Section 83(b) Election.** The Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant making or refraining from making (or otherwise give the Participant the choice of making) an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code concerning a Restricted Stock Award, the Participant shall be required to file promptly a copy of such election with the Company.

**Article 9. Performance Units and Performance Shares**

**9.1 Grant of Performance Units and Performance Shares.** Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Performance Units and/or Performance Shares to Participants in such amounts and upon such terms as the Committee shall determine.

**9.2 Value of Performance Units and Performance Shares.** Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the Date of Grant. In addition to any other non-performance terms included in the Award Agreement (including the effect, if any, of a Change of Control, death, Disability or Retirement), the Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of Performance Units or Performance Shares, as the case may be, that will be paid out to the Participant. The Committee may, but is not obligated to, set such performance goals by reference to the Performance Measures set forth in Section 11.1.

**9.3 Earning of Performance Units and Performance Shares.** Subject to the terms of the Plan, after the applicable Performance Period has ended, the holder of Performance Units or Performance Shares, as the case may be, shall be entitled to receive payout on the value and number of the applicable Performance Units or Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved and any other non-performance terms met.

**9.4 Form and Timing of Payment of Performance Units and Performance Shares.** Payment of earned Performance Units and Performance Shares shall be as determined by the Committee and as evidenced in the Award Agreement. Subject to the terms of the Plan, the Committee, in its sole discretion, may pay earned Performance Units and Performance Shares in the form of cash, in Shares or other Awards (or in a combination thereof) equal to the value of the earned Performance Units or Performance Shares, as the case may be, at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period. Any Shares may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

**9.5 Termination of Employment or Service.** Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Performance Units and/or Performance Shares following termination of the Participant's employment with or provision of services as a Director or Third Party Service Provider to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Awards of Performance Units or Performance Shares issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

**9.6 Nontransferability.** Except as otherwise provided in a Participant's Award Agreement or otherwise at any time by the Committee, Performance Units and Performance Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement or otherwise determined at any time by the Committee, a Participant's rights under the Plan shall be exercisable during his or her lifetime only by such Participant.

**Article 10. Cash-Based Awards and Other Stock-Based Awards**

**10.1 Grant of Cash-Based Awards.** Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms as the Committee may determine.

**10.2 Other Stock-Based Awards.** The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of the Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

**10.3 Value of Cash-Based and Other Stock-Based Awards.** Each Cash-Based Award shall specify a payment amount or payment range as determined by the Committee. Each Other Stock-Based Award shall be expressed in terms of Shares or units based on Shares, as determined by the Committee. In addition to any other non-performance terms included in the Award Agreement (including the effect, if any, of a Change of Control, death, Disability or Retirement), the Committee may establish performance goals in its discretion. If the Committee exercises its discretion to establish performance goals, the number and/or value of Cash-Based Awards or Other Stock-Based Awards that will be paid out to the Participant will depend on the extent to which the performance goals (and any other non-performance terms) are met.

**10.4 Payment of Cash-Based Awards and Other Stock-Based Awards.** Payment, if any, with respect to a Cash-Based Award or an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash, Shares or a combination of both, as the Committee determines.

**10.5 Termination of Employment or Service.** The Committee shall determine the extent to which the Participant shall have the right to receive Cash-Based Awards and Other Stock-Based Awards or to have such Awards vest or pay out, as applicable, following termination of the Participant's employment with or provision of services as a Director or Third Party Service Provider to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, such provisions may be included in an agreement entered into with each Participant, but need not be uniform among all Awards of Cash-Based Awards or Other Stock-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

**10.6 Nontransferability.** Except as otherwise determined by the Committee, neither Cash-Based Awards nor Other Stock-Based Awards may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided by the Committee, a Participant's rights under the Plan, if exercisable, shall be exercisable during his or her lifetime only by such Participant. With respect to those Cash-Based Awards or Other Stock-Based Awards, if any, that are permitted to be transferred to another person, references in the Plan to exercise or payment of such Awards by or to the Participant shall be deemed to include, as determined by the Committee, the Participant's permitted transferee.

**Article 11. Performance Measures**

**11.1 Performance Measures.** Unless and until the Committee proposes for shareholder vote and the shareholders approve a change in the general Performance Measures set forth in this Article 11, the performance goals upon which the grant, payment or vesting of an Award to a Covered Employee (other than an Annual Incentive Pool Award awarded or credited pursuant to Article 12) that is intended to qualify as Performance-Based Compensation shall be limited to goals set by reference to the following Performance Measures, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or Subsidiary or Affiliate or any combination thereof, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee:

(a) Net earnings or net income (before or after taxes);

(b) Earnings per share;

(c) Net sales growth;

(d) Net operating profit;

(e) Return measures (including, but not limited to, return on assets, capital, equity, or sales);

(f) Cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital);

(g) Cash flow per share;

(h) Earnings before or after taxes, interest, depreciation, and/or amortization;

(i) Gross or operating margins;

(j) Productivity ratios;

(k) Share price (including, but not limited to, growth measures and total shareholder return);

(l) Expense targets or ratios;

(m) Charge-off levels;

(n) Revenue growth;

(o) Deposit growth;

(p) Margins;

(q) Operating efficiency;

(r) Operating expenses;

(s) Economic value added;

(t) Improvement in or attainment of expense levels;

(u) Improvement in or attainment of working capital levels;

(v) Debt reduction;

(w) Capital targets; and

(x) Consummation of acquisitions, dispositions, projects or other specific events or transactions.

The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of performance goals pursuant to the Performance Measures specified in this Article 11. The Committee also has the authority to use any other performance measures in connection with Awards under the Plan that are not intended to qualify as Performance-Based Compensation.

**11.2 Evaluation of Performance.** The Committee will determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given participant and, if they have, to so certify and ascertain the amount of the applicable Award. The Committee may provide in any such Award that any evaluation of performance may include or exclude any of the following events that occurs during a Performance Period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles or regulations, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) Extraordinary Items for the applicable year, (f) mergers, acquisitions or divestitures, and (g) foreign exchange gains and losses. To the extent such inclusions or exclusions affect Awards to Covered Employees, they may be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

**11.3 Committee Discretion.** In the event that the requirements of Section 162(m) and the regulations thereunder change to permit Committee discretion to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining shareholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards that shall not qualify as Performance-Based Compensation and/or to amend previously granted Awards in a way that would disqualify them as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Code Section 162(m) and may base vesting on Performance Measures other than those set forth in Section 11.1 and/or make such amendments.

**Article 12. Annual Incentive Pool Awards**

**12.1 Establishment of Incentive Pool.** The Committee may designate Associates, including but not limited to Covered Employees, who are eligible to receive a monetary payment in any Plan Year based on a percentage of an incentive pool equal to the greater of: (i) three percent (3%) of the Company's Consolidated Operating Earnings for the Plan Year, (ii) twenty percent (20%) of the Company's Operating Cash Flow for the Plan Year, or (iii) five percent (5%) of the Company's Net Income for the Plan Year. At the beginning of the Plan Year, the Committee shall allocate an incentive pool percentage to each participating Associate for each Plan Year. In no event may (1) the incentive pool percentage for any one participating Associate exceed fifty percent (50%) of the total pool, (2) the sum of the incentive pool percentages for all participating Associates exceed one hundred percent (100%) of the total pool or (3) the monetary payment for any one participating Associate exceed $10 million.

**12.2 Determination of Participating Associates' Portions.** As soon as possible after the determination of the incentive pool for a Plan Year, the Committee shall calculate each participating Associate's allocated portion of the incentive pool based upon the percentage established at the beginning of the Plan Year. Each participating Associate's Annual Incentive Pool Award then shall be determined by the Committee based on the participating Associate's allocated portion of the incentive pool subject to adjustment in the sole discretion of the Committee. In no event may the portion of the incentive pool allocated to a Covered Employee be increased in any way, including as a result of the reduction of any other participating Associate's allocated portion. The Committee shall retain the discretion to adjust all such Annual Incentive Pool Awards downward and provide for such other terms as it feels necessary or appropriate (including the effect, if any, of a Change of Control, death, Disability or Retirement).

**Article 13. Dividend Equivalents**

In the discretion of the Committee, any Participant selected by the Committee may be granted dividend equivalents based on the dividends declared on Shares that are subject to any Award during the period between the date the Award is granted and the date the Award is exercised, vests, pays out or expires. Such dividend equivalents may be awarded or paid in the form of cash, Shares, Restricted Stock, or Restricted Stock Units, or a combination, and shall be determined by such formula and at such time and subject to such accrual, forfeiture, or payout restrictions or limitations as determined by the Committee in its sole discretion. In no event shall dividend equivalents be granted with respect to Options or SARs. In addition, dividend equivalents granted with respect to Performance Shares or Performance Units shall not be distributed during the Performance Period or to the extent any such Award is otherwise unearned.

**Article 14. Beneficiary Designation**

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

**Article 15. Deferrals**

The Committee may permit or require (including without limitation, for purposes of deductibility under Section 162(m) of the Code) a Participant to defer such Participant's receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant by virtue of the lapse or waiver of restrictions with respect to Restricted Stock or Restricted Stock Units, or the satisfaction of any requirements or performance goals with respect to Performance Shares, Performance Units, Cash-Based Awards, Other Stock-Based Awards and Annual Incentive Pool Awards. If any such deferral is required or permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment or Share delivery deferrals and any notional earnings to be credited on such deferred amounts, provided that in the case of any Award intended to qualify as Performance-Based Compensation such earnings shall be in compliance with Code Section 162(m).

**Article 16. Rights of Participants**

**16.1 Employment; Services.** Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Affiliates, and/or its Subsidiaries, to terminate any Participant's employment or service as a Director or Third Party Service Provider at any time or for any reason not prohibited by law, nor confer upon any Participant any right to continue his or her employment or service as a Director or Third Party Service Provider for any specified period of time.

Neither an Award nor any rights arising under the Plan shall constitute an employment contract with the Company, its Affiliates, and/or its Subsidiaries and, accordingly, subject to Articles 3 and 17, the Plan and any Award hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to any liability on the part of the Company, its Affiliates, and/or its Subsidiaries.

**16.2 Participation.** No individual shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive a future Award.

**16.3 Rights as a Shareholder.** Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

**Article 17. Amendment, Modification, Suspension, and Termination**

**17.1 Amendment, Modification, Suspension, and Termination; No Repricings.** Subject to Section 17.3, the Committee may, at any time and from time to time, alter, amend, modify, suspend, or terminate the Plan and any Award Agreement in whole or in part; provided, however, that no amendment of the Plan or an Award shall be made without shareholder approval if shareholder approval is required by law, regulation, or stock exchange rule. Furthermore, other than in connection with a change in the Company's capitalization (as described in Section 4.4), the Committee shall not, without stockholder approval, reduce the Option Price or Grant Price of a previously awarded Option or Stock Appreciation Right and, at any time when the Option Price or Grant Price of the previously awarded Option or Stock Appreciation Right is above the Fair Market Value of a Share, the Committee shall not, without stockholder approval, cancel and re-grant or exchange such Option or Stock Appreciation Right for cash or a new Award with a lower (or no) Option Price or Grant Price or take any other action that would be considered a repricing for purposes of US generally accepted accounting practices or any applicable stock exchange rule.

**17.2 Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.** The Committee may make adjustments in the terms and conditions of, and the performance criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.4 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding upon Participants, the Company, and all other interested persons.

**17.3 Awards Previously Granted.**

(a) Notwithstanding any other provision of the Plan to the contrary (other than the provisos of Section 17.1 regarding shareholder approval), no termination, amendment, suspension, or modification of the Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award; provided, however, that the Committee may terminate any Award previously granted and any Award Agreement relating thereto in whole or in part provided that upon any such termination the Company in full consideration of the termination of (i) any Option outstanding under the Plan (whether or not vested or exercisable) or portion thereof pays to such Participant an amount in cash for each Share subject to such Option or portion thereof being terminated equal to the excess, if any, of (a) the value at which a Share received pursuant to the exercise of such Option would have been valued by the Company at that time for purposes of determining applicable withholding taxes or other similar statutory amounts, over (b) the Option Price, or, if the Committee permits and the Participant elects, accelerates the exercisability of such Participant's Option or portion thereof (if necessary) and allows such Participant thirty (30) days to exercise such Option or portion thereof before the termination of such Option or portion thereof, or (ii) any Award other than an Option outstanding under the Plan or portion thereof pays to such Participant an amount in Shares or cash or a combination thereof (as determined by the Committee in its sole discretion) equal to the value of such Award or portion thereof being terminated as of the date of termination (assuming the acceleration of the exercisability of such Award or portion thereof, the lapsing of any restrictions on such Award or portion thereof or the expiration of any deferral or vesting period of such Award or portion thereof) as determined by the Committee in its sole discretion.

(b) Notwithstanding any other provision of the Plan to the contrary (other than the provisos of Section 17.1 regarding shareholder approval), the Committee may authorize the repurchase of any Award by the Company at any time for such price and on such terms and conditions as the Committee may determine in its sole discretion, provided, however, that, without the prior approval of the Company's shareholders, the Committee may not permit repurchase by the Company of Options or SARs with an Option Price or Grant Price, respectively, above the Fair Market Value of the Shares at the time of such repurchase.

**Article 18. Withholding**

**18.1 Tax Withholding.** The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, the minimum statutory amount to satisfy federal, state, and local taxes or similar charges, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of or in connection with the Plan or any Award.

**18.2 Share Withholding.** With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock and Restricted Stock Units, or upon the achievement of performance goals related to Performance Shares, or any other taxable event arising as a result of or in connection with an Award granted hereunder, Participants may elect, subject to the approval of the Committee, or the Committee may require the Participant, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that could be imposed on the transaction. Any and all such Participant elections to withhold shall be irrevocable, made in writing, and signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate. Any and all such Committee requirements to withhold shall either be set forth in the Award Agreement or otherwise communicated to the Participant by notice subsequent to the time of grant and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

**Article 19. Successors**

All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

**Article 20. General Provisions**

**20.1 Forfeiture Events.**

(a) The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of employment for cause (as determined by the Committee in its discretion), termination of the Participant's provision of services as a Director or Third Party Service Provider to the Company, Affiliate, and/or Subsidiary, violation of material Company, Affiliate, and/or Subsidiary policies, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company, its Affiliates, and/or its Subsidiaries.

(b) Failure by a Participant to comply with any of the terms and conditions of the Plan or any Award Agreement shall be grounds for the cancellation and forfeiture of such Award, in whole or in part, as the Committee, in its discretion, may determine.

(c) Each Participant agrees to reimburse the Company with respect to any Award granted under the Plan (or any award granted under any Prior Plan) to the extent required by Section 304 of the Sarbanes-Oxley Act of 2002, as determined by the Board in its discretion, or as otherwise required by applicable law.

**20.2 Legend.** The certificates or book entry for Shares may include any legend or coding, as applicable, which the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

**20.3 Gender and Number.** Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

**20.4 Severability.** In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

**20.5 Requirements of Law.** The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

**20.6 Delivery of Title.** The Company shall have no obligation to issue or deliver evidence of title for Shares issued under the Plan prior to:

(a) Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b) Completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable.

**20.7 Inability to Obtain Authority.** The inability of the Company (after reasonable efforts) to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and/or sale of any Awards or Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue and/or sell such Awards or Shares as to which such requisite authority shall not have been obtained.

**20.8 Investment Representations.** The Committee may require any person receiving Shares pursuant to an Award under the Plan to represent and warrant in writing that the person is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

**20.9 Participants Based Outside of the United States.** Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company, its Affiliates, and/or its Subsidiaries operate or have Associates, Directors or Third Party Service Providers, the Committee, in its sole discretion, shall have the power and authority to:

(a) Determine which Affiliates and Subsidiaries shall be covered by the Plan;

(b) Determine which Associates, Directors and/or Third Party Service Providers outside the United States are eligible to participate in the Plan;

(c) Modify the terms and conditions of any Award granted to Associates, Directors and/or Third Party Service Providers outside the United States to comply with applicable foreign laws;

(d) Establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable. Any subplans and modifications to Plan terms and procedures established under this Section 20.9 by the Committee shall be attached to the Plan document as appendices; and

(e) Take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals.

Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate applicable law.

**20.10 Uncertificated Shares.** To the extent that the Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

**20.11 Unfunded Plan.** Except as provided in Section 5.3 herein: (a) Participants shall have no right, title, or interest whatsoever in or to any investments that the Company, its Subsidiaries, and/or Affiliates may make to aid it in meeting its obligations under the Plan; (b) nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other person; (c) to the extent that any person acquires a right to receive payments from the Company, its Subsidiaries, and/or Affiliates under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company, a Subsidiary, or an Affiliate, as the case may be; and (d) all payments to be made hereunder shall be paid from the general funds of the Company, a Subsidiary, or an Affiliate, as the case may be and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan. The Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended.

**20.12 No Fractional Shares.** No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, Awards, or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

**20.13 Retirement and Welfare Plans.** Neither Awards made under the Plan nor Shares or cash paid pursuant to such Awards will be included as "compensation" for purposes of computing the benefits payable to any Participant under the Company's or any Subsidiary's or Affiliate's retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a participant's benefit or except as the Committee may otherwise determine in its discretion.

**20.16 Nonexclusivity of the Plan.** Neither the adoption of the Plan nor the grant of any Award shall be construed as creating any limitations on the power of the Board or Committee to adopt such other compensation arrangements as it may deem desirable for any Participant.

**20.17 No Constraint on Corporate Action.** Nothing in the Plan shall be construed to: (a) limit, impair, or otherwise affect the Company's or a Subsidiary's or an Affiliate's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or, (b) limit the right or power of the Company, a Subsidiary or an Affiliate to take any action which such entity deems to be necessary or appropriate.

**20.18 Governing Law.** The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, recipients of an Award under the Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Delaware to resolve any and all issues that may arise out of or relate to the Plan or any related Award Agreement.

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## APPENDIX B – PROPOSED AMENDMENTS TO CAPITAL ONE FINANCIAL CORPORATION'S RESTATED CERTIFICATE OF INCORPORATION TO REMOVE SUPERMAJORITY VOTING STANDARDS APPLICABLE TO CERTAIN ACTIONS

Set forth below is the text of the Company's Restated Certificate of Incorporation proposed to be amended by Items 5(a)-(c). Proposed additions are indicated by double underlining and proposed deletions are indicated by strike-through.

**Item 5(a): Remove Supermajority Voting Standards for Future Amendments to the Bylaws and the Certificate**

*Proposed Amendment to Article V:*

~~Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of at least 80 percent of the voting power of the then outstanding Voting Stock (as defined below), voting together as a single class, shall be required to amend or repeal, or adopt any provisions inconsistent, with this Article V. For the purposes of this Certificate of Incorporation, "Voting Stock" shall mean the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors.~~

*Proposed Amendment to Article VI, Paragraph (C):*

(C) For purposes of this Certificate of Incorporation, "Voting Stock" shall mean the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors.

*Proposed Amendment to Article VI, Paragraph (B):*

(B) The Corporation may in its Bylaws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by law. ~~Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, subparagraph (i) of paragraph (A) of this Article VI.~~

*Proposed Amendment to Article VII:*

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specific circumstances or to consent to specific actions taken by the Corporation, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing in lieu of a meeting of such stockholders. ~~Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, this Article VII.~~

*Proposed Amendment to Article VIII, Paragraph (E):*

~~(E) Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, this Article VIII.~~

*Proposed Amendment to Article VI, Paragraph (A)(i):*

(A) In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized and empowered:

(i) to adopt, amend or repeal the Bylaws of the Corporation, provided, however, that the Bylaws adopted by the Board of Directors under the powers hereby conferred may be altered, amended or repealed by the Board of Directors or by the stockholders having voting power with respect thereto, provided further than in the case of amendments by stockholders, the affirmative vote of the holders of at least 80 percenta majority of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to alter, amend or repeal, the Bylaws; and

**Item 5(b): Remove Supermajority Voting Standard for Removing Any Director from Office**

*Proposed Amendment to Article VIII, Paragraph (D):*

(D) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specific circumstances, (i) any director serving in a class of directors elected for a term expiring at the third annual meeting of stockholders following the election of such class shall be removable only for cause and all other directors shall be removable either for or without cause, and (ii) the removal of any director, whether for or without cause, requires the affirmative vote of the holders of at least 80 percenta majority of the voting power of the then outstanding Voting Stock, voting together as a single class.

**Item 5(c): Remove Supermajority Voting Standards Related to Certain Business Combinations**

*Proposed Amendment to Article IX, Section 1, Paragraph (A):*

(A) Higher Vote for Certain Business Combinations. In addition to any affirmative vote required by law or this Certificate of Incorporation and except as otherwise expressly provided in Section 2 of this Article IX:

(i) any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with (a) any Interested Stockholder (as hereinafter defined) or (b) any other corporation (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate (as hereinafter defined) of an Interested Stockholder; or

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder, including all Affiliates of the Interested Stockholder, of any assets of the Corporation or any Subsidiary having an aggregate Fair Market Value (as hereinafter defined) of $10,000,000 or more; or

(iii) the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to any Interested Stockholder, including all Affiliates of the Interested Stockholder, in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of $10,000,000 or more; or

(iv) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of an Interested Stockholder or any Affiliates of an Interested Stockholder; or

(v) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not an Interested Stockholder is a party thereto) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which are directly or indirectly owned by any Interested Stockholder or one or more Affiliates of the Interested Stockholder;

shall require the affirmative vote of the holders of at least 75%a majority of the voting power of the then outstanding Voting Stock, voting together as a single class, including the affirmative vote of the holders of at least 75%a majority of the voting power of the then outstanding Voting Stock not owned directly or indirectly by any Interested Stockholder or any Affiliate of any Interested Stockholder. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be permitted by law or in any agreement with any national securities exchange or otherwise.

*Proposed Amendment to Article IX, Section 6:*

Section 6. Amendment, Repeal, etc. Notwithstanding any other provisions of this Certificate of Incorporation or the Bylaws of the Corporation (and notwithstanding the fact that a lesser percentage may be permitted by law, this Certificate of Incorporation or the Bylaws of the Corporation), but in addition to any affirmative vote of the holders of any particular class of Voting Stock required by law or this Certificate of Incorporation, the affirmative vote of the holders of ~~80%~~a majority of the voting power of the shares of the then outstanding Voting Stock voting together as a single class, including the affirmative vote of the holders of ~~80%~~a majority of the voting power of the then outstanding Voting Stock not owned directly or indirectly by any Interested Stockholder or any Affiliate of any Interested Stockholder, shall be required to amend or repeal, or adopt any provisions inconsistent with, this Article IX of this Certificate of Incorporation.

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Capital One SM